Form 20-F/A
period 2002-03-31
VANNESSA VENTURES LTD
filed 2003-03-07
CIK 1102708

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1 TO

                                   Form 20-F
 _
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     -OR-

|X| ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2002

                                     -OR-
 _
|_| TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ______ to ______

                        Commission File Number:  000-30462


                              Vannessa Ventures Ltd.
            (Exact name of Registrant as specified in its charter)


                             British Columbia, Canada
                          ------------------------------
                        (Jurisdiction of Incorporation)

                      Suite 1710, 1040 West Georgia Street
                  Vancouver, British Columbia, Canada V6E 4H1
               --------------------------------------------------
             (Address of Registrant's principal executive offices)
------------------------------------------------------------------------------

Securities registered pursuant to Section 12(b) of the Act:

                                     None

Securities registered pursuant to Section 12(g) of the Act:

                          Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                     None

Indicate the number of outstanding shares of each class of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at March 31, 2002, 47,643,853 common shares, without par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes |X|   No | |

Indicate by check mark which financial statement item the registrant has elected to follow.

                                Item 17 |X|   Item 18  | |

                                                            QUARTERLY AND
British Columbia Securities Commission                      YEAR END REPORT
                                                            BC FORM 51-901F
                                                           (previously Form 61)

               INCORPORATED AS PART:   x   Schedule A
                                      ---  Schedule B and C
ISSUER DETAILS
--------------
Name of Issuer               For Quarter Ended          Date of Report
---------------------        -----------------          --------------
Vannessa Ventures Ltd.       March 31, 2002               02/08/23


Issuer's Address             Issuer's Fax No.       Issuer's Telephone No.
-------------------------    ----------------       --------------------
1710-1040 West Georgia St.    604-689-8907              604-689-8927
Vancouver, B.C., V6E 4H1

Contact Person               Contact's Position     Contact's Telephone No.
---------------              ------------------     ----------------------
Manfred Peschke              President                  604-689-8927

Contact Email Address        Web Site Address
---------------------        ----------------
vannessa@direct.ca           vannessaventures.com


                                  CERTIFICATE
                                  -----------

Thethree schedules required to complete this Report are attached andthedisclosures contained herein has beenapprovedbythe Board of Directors. A copy of this Report will be provided toany shareholder who requests it.

Director's Signature         Print Full Name       Date Signed
--------------------         -----------------     -----------

MANFRED PESCHKE              MANFRED PESCHKE        02/08/23
--------------------         -----------------     -----------


Director's Signature         Print Full Name       Date Signed
--------------------         ---------------      -----------
GEORGE CHAPEL                GEORGE D. CHAPEL       02/08/23

                             VANNESSA VENTURES LTD.
                        CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED MARCH 31, 2002 AND 2001
                              (IN CANADIAN DOLLARS)

                                AUDITORS' REPORT

To the Shareholders of
Vannessa Ventures Ltd.

We have audited the consolidated balance sheets of Vannessa Ventures Ltd. as at March 31, 2002 and 2001 and the consolidated statements of operations, deficit, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial positions of the Company as at March 31, 2002 and 2001 and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

signed: DALE, MATHESON, CARR-HILTON
        ---------------------------
        DALE, MATHESON, CARR-HILTON

Vancouver, Canada                               Chartered Accountants
August 23, 2002

                             VANNESSA VENTURES LTD.
          CONSOLIDATED BALANCE SHEETS - MARCH 31, 2002 AND 2001
                          (IN CANADIAN DOLLARS)

                                                     2002       2001
                                                       $         $
                                                  ---------   ----------
                                  ASSETS

CURRENT ASSETS
   Cash and term deposits (Notes 2(l) and 10)     1,422,545    7,269,303
   Accounts receivable                              104,604        7,469
   Prepaid expenses (Note 8)                        191,336       78,598
                                                  1,718,485    7,355,370
CAPITAL ASSETS (Note 4)                             902,299      884,692

MINERAL PROPERTY INTERESTS (Note 5)               8,927,531    7,341,773
                                                 11,548,315   15,581,835

                               LIABILITIES
CURRENT LIABILITIES
   Accounts payable (Note 7)                      1,147,421      508,846
   Bank loan (Note 10(a))                           326,667            -
                                                  1,474,088      508,846
COMMITMENTS (Notes 5 and 11)

                           SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                           27,504,745   26,070,795

DEFICIT                                         (17,430,518) (10,997,806)
                                                 10,074,227   15,072,989
                                                 11,548,315   15,581,835
APPROVED BY THE DIRECTORS

Manfred Peschke
-------------------------
Manfred Peschke, Director


George Chapel
----------------------
George Chapel, Director


                        - See Accompanying Notes -

                          VANNESSA VENTURES LTD.
            CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                   YEARS ENDED MARCH 31, 2002 AND 2001
                          (IN CANADIAN DOLLARS)
                                                         2002         2001
                                                           $            $
                                                      ----------    ----------
ADMINISTRATIVE EXPENSES
   Amortization                                          40,389       25,514
   Automotive                                             5,681        5,499
   Bank charges and interest                             22,483       18,077
   Consulting                                           111,633      139,210
   Insurance                                             34,632       17,404
   Investor relations (Note 8)                          863,099      212,579
   Listing and transfer agent fees                       48,348       10,533
   Management fees                                      109,440      136,609
   Office and miscellaneous                              64,952       67,811
   Office wages and fees                                101,936       94,749
   Professional fees                                     83,045       87,099
   Rent and utilities                                    83,001       74,690
   Telephone                                             46,612       36,327
   Travel and accommodation                             185,027      118,199
                                                     (1,800,278)  (1,044,300)
OTHER ITEMS

Period expenses - Las Cristinas
 (Note 5(d)(iv))                                     (2,010,450)           -
Impairment charges of mineral
 property interests (Note  5)                        (2,651,092)  (1,690,239)
Impairment charge - Las Cristinas (Note 5(d)(iv))      (112,480)           -
Interest income                                         141,588      152,944
                                                     (4,632,434)  (1,537,295)
NET LOSS                                             (6,432,712)  (2,581,595)
DEFICIT, beginning of year                          (10,997,806)  (8,416,211)
DEFICIT, end of year                                (17,430,518) (10,997,806)
LOSS PER SHARE (Note 2(f))                                (0.14)       (0.08)
WEIGHTED AVERAGE SHARES OUTSTANDING                  46,498,958   32,646,878


                           - See Accompanying Notes -

                          VANNESSA VENTURES LTD.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED MARCH 31, 2002 AND 2001
                          (IN CANADIAN DOLLARS)
                                                        2002         2001
                                                          $           $
                                                     ----------   ----------
CASH FLOWS PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
   Net loss                                          (6,432,712)  (2,581,595)
   Add: non-cash items
     - Amortization                                      40,389       25,514
     - Impairment charges of mineral
        property interests 2,651,092 1,690,239
     - Impairment charge - Las Cristinas
        (Note 5(d)(iv))                                112,480             -
                                                    (3,628,751)     (865,842)

Net changes in other non-cash operating accounts
     Accounts receivable                               (96,996)       30,591
     Prepaid expenses                                 (112,836)      425,470
     Accounts payable                                   638,571      (60,708)
                                                    (3,200,012)     (470,489)
INVESTING ACTIVITIES
   Purchase of capital assets                          (57,995)     (294,354)
   Mineral property interests                       (4,885,572)   (4,493,077)
   Less:  contributed by joint venturer                556,204     2,075,520
                                                    (4,387,363)   (2,711,911)
FINANCING ACTIVITIES
   Shares issued for cash                             1,413,950    7,339,372
   Long-term debt                                       326,667     (166,672)
                                                      1,740,617    7,172,700
INCREASE (DECREASE) IN CASH                         (5,846,758)    3,990,300

CASH, beginning of year                               7,269,303    3,279,003

CASH, end of year                                     1,422,545    7,269,303

NON-CASH TRANSACTIONS

The Company issued 50,000 common shares at a deemed value of $0.40 per share pursuant to the acquisition of Romanex (Guyana) Exploration Ltd. (Note 5(c)(ii)).

                           - See Accompanying Notes -

                             VANNESSA VENTURES LTD.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED MARCH 31, 2002 AND 2001
                              (IN CANADIAN DOLLARS)
1.   OPERATIONS


The Company is engaged in the acquisition, exploration and development of mineral interests.

Funding for operations is raised primarily through public and private share offerings. Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

The Company maintains both exploration stage and development stage mineral property interests internationally. To continue exploration programs, maintain property interests and bring development projects into commercial production, the Company will need to raise additional funding. As at the year end, the Company had unrestricted working capital of $149,397. Subsequent to the year end and up to August 23, 2002, the Company had raised additional equity funding of $4,038,500. The Company anticipates the above funding will be sufficient to meet expenditure commitments and maintain current operating levels for the ensuing year. Matters detailed in Notes 5 and 10(d) may impact the Company's planned operations and carrying values for certain mineral property interests.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

All significant inter-company transactions and balances have been eliminated upon consolidation.

     b) Amortization

Capital assets are recorded at cost. Amortization of assets in use is provided at the following annual rates:

           Aircraft                              25%  Declining balance
           Computer equipment                    30%  Declining balance
           Computer software                    100%  Straight-line
           Mining equipment                      20%  Declining balance
           Office furniture and equipment        20%  Declining balance
           Vehicles                              30%  Declining balance

Assets are amortized at one-half of these rates in the year of acquisition.

Amortization of capital assets dedicated to specific mineral property development programs is charged at the above rates and methods and capitalized to the related mineral property until such time as commercial production occurs. Upon commercial production, dedicated assets are amortized either over their useful life or on a units of production basis.

     c) Foreign exchange

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the period.

Realized gains and losses from foreign currency transactions are charged to income in the period.

Unrealized gains and losses are deferred in the accounts and amortized over their expected life.

     d) Mineral property interests

The Company is in the process of exploring and developing its mineral property interests. None of the Company's mineral property interests have reached commercial production.

Costs incurred for exploration and development are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned. Capital assets which are dedicated to specific properties are capitalized under the property to which they relate. Carrying values as reported on the balance sheet may not necessarily, nor are they intended to, reflect present or future value. Recovery of carrying costs is dependent upon future commercial success or proceeds from disposition of the mineral interests. The Company holds all of its mineral property interests outside of Canada.

Exploration and development expenditures are deferred and are charged to a specific mineral property interest if identifiable. Where an area of interest is defined encompassing multiple interests, costs are allocated on a systematic basis over the properties in the identified area. Where the carrying value of a specific interest within an area of interest is impaired, the accumulated acquisition and deferred costs relating to that interest are either reallocated to the remaining interests in the area or are written down directly if identifiable.

The Company reviews the carrying value of mineral property interests on a periodic basis for impairment.

If an entire area of interest is abandoned or sold, all of the costs associated with the area will be written off. Proceeds on dispositions of partial mineral interests and recoveries from bulk sampling during exploration are credited as a reduction of carrying costs. No profit or loss is realized until all of the related costs have been offset by disposition proceeds. If an interest or area is placed into commercial production, accumulated costs to production will be amortized on the units of production method.

     e) Administrative costs

Administrative costs not directly associated with mineral properties are recorded as period costs and expensed in the period incurred.

     f) Loss per share

Loss per share is calculated on the basis of the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented as it would be anti-dilutive.

     g) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred for management's estimate of net recoverable value. The recorded amount may not necessarily reflect actual recoverable value, as this will be dependant on the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its mineral properties into production.

     h) Financial instruments

The Company holds short-term interest bearing term deposits with interest at current market rates. Accordingly, the fair market value of these investments approximate their carrying amount.

Other financial instruments include accounts receivable, accounts payable and bank loan. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

     i) Risk management

The Company's largest non-monetary assets are its mineral property interests in Brazil, Costa Rica, Venezuela and Guyana. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other long-term assets or liabilities in these countries. The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

     j)   Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

The criteria for recording future income tax benefits resulting from available unutilized tax losses carried forward and expenditure pools have not been met, accordingly no future income tax asset has been recorded in these financial statements.

     k) Stocked based compensation

The Company has not recorded stock based compensation in the current year. New accounting guidelines under CICA Handbook section 3870 became effective for years commencing on or after January 1, 2002 which will require the Company to disclose and record in future years, the fair value of certain stock based compensation and share issue rights.

     l) Cash restriction

Included in cash is an amount of $95,000 held by the bank as a guarantee in favour of the Guyana Geology and Mines Commission. The guarantee expires on September 21, 2002.

     3.   BUSINESS COMBINATION

On July 13, 2001, the Company acquired all of the issued and outstanding shares of Vannessa Venezuela C.A. ("VV") (formerly Placer Dome de Venezuela C.A.) (See
Note 5(d)(iv)). The sole asset of VV is a 95% owned subsidiary Minera de Las Cristinas S.A. ("Minca").

The remaining 5% of Minca shares are owned by Corporation Venezuelan de Guyana ("CVG"), a company controlled by the Venezuelan state government body responsible for mining concessions in Bolivar State, Venezuela. CVG holds rights to acquire up to an additional 25% in Minca.

The current board of directors of Minca is comprised of three members representing Vannessa and two members representing CVG.

The acquisition was accounted for at cost using the purchase method. No minority interest has been recorded as Minca is in a deficit position. The operations of the acquired subsidiaries have been included in these consolidated financial statements from the date of acquisition July 13, 2001 to March 31, 2002.

Under Canadian generally accepted accounting principles (GAAP) the assets and liabilities of the acquired company are valued at fair market value and allocated based on consideration paid in the consolidated accounts of the acquirer. The net assets acquired and purchase cost assigned upon acquisition were recorded as follows:

                                                       $
                                                  ---------
          Tangible assets acquired:
              Cash                                1,976,132
              Accounts receivable                   284,708
              Prepaid expenses                       68,083
                                                  2,328,923
          Less: liabilities assumed
              Accounts payable                   (2,441,403)

          Net deficiency                            112,480
          Purchase consideration                        155
          agreement $100 U.S.
          Legal costs relating to                    10,000
          acquisition
          Assigned to mineral property              122,635
          interests

Upon acquisition, the balance sheet of Minca showed cumulative costs in respect of the Las Cristinas project of $171,446,796 U.S., direct liabilities to Placer Dome and affiliated companies of $162,821,451 U.S. and shareholder loan of $22,176,385 U.S. due to the 5% minority shareholder (CVG) (Note 5(d)(iv)). The shareholder loan payable to CVG is a subordinated loan recorded in prior years by Minca relating to technical surveys provided by CVG.

Considerations of $100 U.S. were paid under the agreement for the purchase of VV for which $50 U.S was allocated to the shares of VV and $50 U.S. for the transfer of the debt obligation by Minca to Placer Dome and its affiliates. The subordinated loans payable to the CVG were not extinguished. The amount due to CVG is non-interest bearing and repayment by the Company would be required only upon meeting the following conditions:

- If Minca were to fully repay the Placer Dome debts acquired by the Company.

- If Minca were to pay dividends to its shareholders in amounts sufficient to repay the paid up capital amount of all shares outstanding.

In accounting for the cost of the share purchase of Minca, no value has been assigned to the subordinated CVG debt as management believes the above two conditions are unlikely to occur based on matters outlined in Note 5(d)(iv). In the event the Company in the future determines that repayment is likely, the liability will be recorded and accounted for as additional consideration assigned to the Las Cristinas mineral concession.


4.   CAPITAL ASSETS
                                            2002                    2001
                                              $                       $
                                  -----------------------------  ---------
                                             Accumu-
                                    Cost     lated        Net         Net
                                             Amortiz-
                                             ation
                                  -----------------------------  ---------
     Assets in use:
     Computer equipment           40,304     22,910      17,394      17,287
     Computer software            32,141     21,348      10,793       2,327
Office furniture and equipment   195,068     98,601      96,467      64,219
     Mining equipment            888,875    595,060     293,815     393,400
     Automotive equipment        296,956    160,682     136,274      59,903
                               1,453,344    898,601     554,743     537,136
     Assets not in use:
     Aircraft                    118,497         -      118,497     118,497
     Mining equipment            199,363         -      199,363     199,363
     Automotive equipment         29,696         -       29,696      29,696
                                 347,556         -      347,556     347,556
                               1,800,900   898,601      902,299     884,692

Amortization of the aircraft and certain of the mining equipment has not been recorded in the current or prior year as they were not in use. Assets not in use are being held for future use. Management is of the opinion net recoverable value of these assets exceeds carrying value.

5.   MINERAL PROPERTY INTERESTS

The Company has capitalized the following amounts in relation to its mineral property interests:
                                                           $
                                           ---------------------------------
                                                         Current
                                               2002       Year        2001
                                           ----------- ----------   ----------
a)   Brazil

     i)   Trombetas/Anaua/Santa Rosa
          Acquisition costs                 1,255,073           -    1,255,073
          Less: impairment charge          (1,255,073) (1,255,073)          -
                                           ----------- ----------   ----------
                                                    -  (1,255,073)   1,255,073
                                           ----------- ----------   ----------
          Deferred exploration expenditures:
           Consulting                         357,433       4,439    352,994
           Field work                         374,039      23,461    350,578
           General administration             147,484      17,451    130,033
           Fees and licenses                   30,650           -     30,650
           Project assembly                   217,710       2,418    215,292
           Transportation                      15,485         619     14,866
           Travel                              15,902       1,384     14,518
                                           ----------- ----------   ----------
                                            1,158,703      49,772  1,108,931
           Less: impairment charge        (1,158,703)     (49,772)(1,108,931)
                                           ----------- ----------   ----------
                                                   -            -          -
                                           ----------- ----------   ----------
                                                   -   (1,255,073) 1,255,073
                                           ----------- ----------   ----------
     ii)  Parima
          Acquisition costs                   40,657            -     40,657
                                           ----------- ----------   ----------
          Deferred exploration expenditures:
           Field work                          3,326            -      3,326
           General administration              5,579            -      5,579
           Project assembly                    1,861            -      1,861
                                           ----------- ----------   ----------
                                              10,766            -     10,766
           Less:  impairment charge          (10,766)           -    (10,766)
                                           ----------- ----------   ----------
                                                   -            -          -
                                              40,657            -     40,657
                                           ----------- ----------   ----------
          Total - Brazil                      40,657   (1,255,073) 1,295,730
                                           =========== =========== ===========

                                                           $
                                           ---------------------------------
                                                         Current
                                               2002       Year        2001
                                           ----------- ----------   ----------
b)   Costa Rica
     i) Industrias Infinito
          Acquisition costs                1,736,422      383,320  1,353,102
                                           ----------- ----------   ----------
          Deferred exploration expenditures:
           Amortization                      180,824       80,352    100,472
           Consulting                        572,506      381,057    191,449
           Contractors                        94,234       94,234          -
           Equipment rental                   47,265            -     47,265
           Field work and supplies           242,122      181,700     60,422
           Freight                             5,723            -      5,723
           General administration            147,806       76,637     71,169
           Maintenance                        27,529       15,896     11,633
           Travel and accommodation           26,441        8,370     18,071
           Taxes                              57,427       10,725     46,702
           Telephone                         27,635        27,635          -
           Transportation                     79,580       29,731     49,849

           Wages                             322,711      245,636     77,075
                                           ----------- ----------   ----------
                                           1,831,803    1,151,973    679,830
                                           ----------- ----------   ----------
                                           3,568,225    1,535,293  2,032,932
                                           ----------- ----------   ----------
  ii)   Cutris, Alajuela
          Acquisition cost                    43,731     43,731            -
                                           ----------- ----------   ----------
          Total - Costa Rica               3,611,956  1,579,024    2,032,932
                                           =========== =========== ===========
c)   Guyana
     i) Potaro District
          Maple Creek Mine Development
           Mine development                1,030,091    792,784      237,307
           Machinery and equipment         1,749,293    100,214    1,649,079
           Mining plant                    1,026,319    695,893      330,426
           Vehicles                          104,036     10,244       93,792
                                           ----------- ----------   ----------
                                           3,909,739  1,599,135    2,310,604
           Less: contributed by
            joint venturer                (2,999,304)  (556,204)  (2,443,100)
                                           ----------- ----------   ----------
                                             910,435  1,042,931     (132,496)
                                           ----------- ----------   ----------
          Potaro concession
          Acquisition costs                   54,378          -       54,378
                                           ----------- ----------   ----------
          Deferred exploration expenditures:
           Amortization                        69,522         -       69,522
           Camp and supplies                  509,194         -      509,194
           Consulting                         175,275         -      175,275
           Equipment rental                    13,587         -       13,587
           Field work                       1,139,523   364,665      774,858
           Filing fees                        155,424         -      155,424
           Exploration management             369,116    85,540      283,576
           Travel and accommodation            54,056       531       53,525
           Royalties                            6,824         -        6,824
           Transportation                      84,014         -       84,014
           Wages                              182,454         -      182,454
                                           ----------- ----------   ----------
                                            2,758,989   450,736    2,308,253
           Less: recovery from sale
            of bulk samples                  (117,596)        -     (117,596)
                                           ----------- ----------   ----------
                                            2,641,393   450,736    2,190,657
           Inventory of bulk samples           41,170    -            41,170
                                           ----------- ----------   ----------
                                            2,682,563   450,736    2,231,827
                                           ----------- ----------   ----------
                                            2,736,941   450,736    2,286,205
                                           ----------- ----------   ----------

     ii)  Marudi Mountain
          Acquisition costs                    84,000    20,000       64,000
                                           ----------- ----------   ----------
          Deferred exploration expenditures:
           Exploration management              85,540    85,540            -
           Field work                         248,198   129,368      118,830
           License fees                       108,888   108,888            -
                                           ----------- ----------   ----------
                                              442,626   323,796      118,830
                                           ----------- ----------   ----------
                                              526,626   343,796      182,830
                                           ----------- ----------   ----------
     iii) Reconnaissance area
          Acquisition costs                   218,557         -      218,557
                                           ----------- ----------   ----------
          Deferred exploration expenditures:
            Exploration management             85,540    85,540            -

            Permits and filing fees           235,146   128,659      106,487
            Surveying                          51,518    37,570       13,948
                                           ----------- ----------   ----------
                                              372,204   251,769      120,435
                                           ----------- ----------   ----------
                                              590,761   251,769      338,992
                                           ----------- ----------   ----------
          Total - Guyana                    4,764,763 2,089,232    2,675,531
                                           ========== ===========  ===========
d)   Venezuela

     i)   La Fe
          Acquisition costs                   563,628         -      563,628
                                           ----------- ----------   ----------
          Deferred exploration expenditures:
            Bonding costs                      18,042         -       18,042
            Consulting                        165,497    27,794      137,703
            Field work                        238,816    44,090      194,726
            General administration            210,666     3,388      207,278
            Project assembly                   13,864         -       13,864
            Transportation                     11,775         -       11,775
            Travel and accommodation           45,587         -       45,587
                                           ----------- ----------   ----------
                                              704,247    75,272      628,975
Less: recoveries from sale of bulk samples    (58,433)        -      (58,433)
                                           ----------- ----------   ----------
                                              645,814    75,272      570,542
                                           ----------- ----------   ----------
                                            1,209,442    75,272    1,134,170
                                           ----------- ----------   ----------
     ii)  Yuruan
          Acquisition costs                   123,415         -      123,415
                                           ----------- ----------   ----------
          Deferred exploration expenditures:
            Consulting                         45,467    38,937        6,530
            Field work                        199,965   129,409       70,556
            General administration             56,805    13,157       43,648
            Supplies and equipment             59,259    38,600       20,659
            Travel                              2,294          -       2,294
                                           ----------- ----------   ----------
                                              363,790    220,103     143,687
                                           ----------- ----------   ----------
                                              487,205    220,103     267,102
                                           ----------- ----------   ----------
     iii) Kilometre 88
          Acquisition costs                   215,208          -     215,208
                                           ----------- ----------   ----------
          Deferred exploration expenditures:
           Contractors                         67,504          -      67,504
           Field work                         101,868     65,557      36,311
           General administration             115,660     70,034      45,626
           Rentals                             18,403      6,797      11,606
           Security                            90,804     42,994      47,810
           Wages                              110,695     27,910      82,785
                                           ----------- ----------   ----------
                                              504,934    213,292     291,642
                                           ----------- ----------   ----------
                                              720,142    213,292     506,850
                                           ----------- ----------   ----------
    Total - La Fe, Yuruan, Kilometre 88     2,416,789    508,667   1,908,122
          Less: impairment charge          (1,916,789)(1,346,247)   (570,542)
                                           ----------- ----------   ----------
                                              500,000   (837,580)  1,337,580
                                           ----------- ----------   ----------
     iv)  Las Cristinas
          Acquisition costs                   122,635    122,635           -
          Less: impairment charge            (112,480)  (112,480)          -
                                           ----------- ----------   ----------
                                               10,155     10,155           -
                                           ----------- ----------   ----------

          Total - Venezuela                   510,155   (827,425)  1,337,580
                                           =========== ==========  ===========
     TOTAL MINERAL PROPERTY INTERESTS       8,927,531  1,585,758   7,341,773
                                           =========== ==========  ===========
          Accumulated Impairment charges   (4,453,811)(2,763,572)(1,690,239)
                                           =========== ==========  ===========
a)   Brazil

     i)   Trombetas/Anaua/Santa Rosa

The Company abandoned its 100% interest in certain mineral concessions known as the Trombetas, Anaua and Santa Rosa concessions in Brazil.


a)   Brazil

     i)   Trombetas/Anaua/Santa Rosa - cont'd

          A summary of acquisition costs is as follows:

                                                           $

                600,000 common shares issued           392,000
                Cash paid ($825,000 U.S.)            1,140,768

                Less: recoveries                      (277,695)
                                                     ==========
                Total acquisition costs              1,255,073
                Less: Impairment charges             1,255,073
                                                        NIL
                                                     ==========
     ii)  Parima

The Company entered into an agreement dated October 18, 1996 for the acquisition of up to an 85% interest in 15 concessions located in the Serra Parima region of the State of Roraima, Brazil. The 15 concessions are situated in a region currently closed to mining.

By making a cash payment of $40,657 ($30,000 U.S.), the Company acquired the right to enter into a formal option agreement. The Brazilian government lifted certain mining restrictions and state government institutions are in the process of changing laws to accommodate mining activity. The Company, together with the Vendor, will endeavour to secure necessary mining and development permits. Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in the 15 concessions.

After a review of its exploration activities, based on current conditions and company plans, management decided to record an impairment charge to the carrying value of its interests in Trombetas/Anaua/Santa Rosa to nil and write down its interest in Parima to the net value of acquisition costs.
 Future holding costs incurred will be charged to operations as period costs until such time as more comprehensive exploration programs are entered into.

b) Costa Rica

     i) Crucitas Gold Project

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions in the Crucitas Gold Project located in northern Costa Rica.

        Consideration for the acquisition was as follows:
                                                                 $
                                                             --------
             A cash payment of $25,000 (paid)                 25,000

             Issuance of 250,000 common shares of the
             Company at a price of $1.15 per share (issued)   287,500

             Payment of certain payables not exceeding        619,976
             $499,606 U.S.

             Assumption of vendor's requirement to pay
             staged acquisition payments totaling
             $1,000,000 U.S. payable in five annual           688,320
             installments of $200,000 U.S. with interest on the outstanding amount calculated at 6% semi-annually.

             Payment of a finder's fee of 80,000 common
             shares of the Company at a price of $1.15 per     92,000
             share (issued)

             Legal and other fees relating to the              23,626
             acquisition

             Payment of a net smelter royalty of 1% on all
             production from start-up to a maximum of $20           -
             million U.S.
                                                            ----------
             Total purchase consideration                   1,736,422
                                                            ==========
The Company has developed the property to a stage where full production is intended. The Company, as at the audit report date is awaiting receipt of an environmental permit. On June 7, 2002 the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining.

The draft of the proposed decree states any rights legally acquired prior to the proposed decree will be respected. The Company holds exploitation rights with approvals prior to the proposed decree. The environmental permit has not been issued. The proposed decree has resulted in unanticipated delays in commencement of production. Management and legal counsel are of the opinion the Company will be able to commence production, or in the alternative, be entitled to compensation.

As at the audit report date there is uncertainty as to the effect of the proposed decree on the Company's ability to commence production. The Company is not able to determine at this time, the ultimate impact of the moratorium. Management is of the opinion no impairment in value has occurred. Should any future impairment in value be determined, such impairment will be recorded in the period of determination.

 ii) Cutris, Alajuela

In February, 2002, an agreement was signed by the Company's wholly- owned subsidiary, Industrias Infinito, S.A. for an option to acquire three properties for a total price of $550,000 U.S. The agreement required Infinito to pay a non-refundable deposit of $43,731 ($27,500 U.S.). The properties are located in Cutris, in the province of Alajuela and are approximately 412 hectares in size.

c)   Guyana

     i)   Potaro District

          Maple Creek Mine Development

The Company entered into a joint venture agreement in February 2000 (amended in March 2000) as follows:

To develop and mine two of the Company's properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. ("Vanarde");

The Company agreed to assign 100% of its mining rights of the two properties to the joint venture in return for 60% of the outstanding shares of Vanarde;

The joint venture partner ("JVP") agreed to contribute a total of $2.2-million U.S. (received) to the Company to provide funds for the acquisition of capital assets and operating infrastructure JVP has the right to acquire 100% of all diamonds recovered at values appraised independently; The Company and JVP agree to the initial distribution of net profits of Vanarde as to 60% to JVP to a maximum of $2.2-million US, 20% to the Company, and 20% to be re-invested After the threshold of $2.2 million U.S. has been paid to JVP, net profits of Vanarde will be distributed according to respective shareholdings; The Company has agreed to provide JVP with the first right of refusal to participate in the development of an adjacent mining property in the same district as the property in a) above;

Pursuant to this agreement, the Company has received advances totaling $2,999,304 Cdn. from its joint venture partner, net of finders' fees. This advance was designated to acquire specific capital assets and to undertake exploration programs. Accordingly, for accounting purposes, capital assets acquired have been charged to the joint venture and the advances have been recorded as a recovery of exploration and development expenditures. No gain has been recognized by the Company on effective transfer to its joint venture partner of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition. Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.

Potaro Concessions - The Company entered into several agreements in prior years to acquire a 100% interest, (subject to royalties), in mineral permits and concessions located in the Potaro Mining District #2. Consideration for the acquisition of these permits and concessions was as follows:

                                                                    $
                                                                --------
a)   45 permits/concessions for $29,000 U.S. (paid)              42,828

b)   A  finder's  fee of 15,000 common  shares  at  a            11,550
               price of $0.77 per share (issued)                --------
               Total acquisition costs                           54,378
                                                                 ======
     ii)  Marudi Mountain

In December 1998, the Company entered into an agreement with Sutton Resources Ltd. to acquire 100% of Romanex (Guyana) Exploration Ltd. Romanex is the holder of the exploration license to the Marudi Mountain Gold Project in southern Guyana.

          Consideration for the option was as follows:              $
                                                                 --------
200,000 common shares at a price of $0.40 per
 share (issued) Providing the agreement continues
 in good standing, the Company will issue 50,000
 shares annually to the vendor for a maximum of five years        80,000

A finder's fee of 10,000 shares at a price of
  $0.40 per share (issued)                                         4,000

A commitment to keep the interest in good standing                     -

Assumption of Romanex's  net  profit  participation
 obligation if the interest goes into production                       -

$10.00 U.S. per ounce of gold production royalty                       -
                                                                  ------
Total acquisition costs                                           84,000
                                                                  ======
iii) Reconnaissance area

Effective October 30, 1998, the Company through its wholly owned subsidiary Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right for two years to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana encompassing approximately five million acres.

Non-refundable fees paid for the granting of the reconnaissance rights totaled $218,557 ($150,000 U.S.). The fee has been capitalized as acquisition costs.

Upon completion and analysis of the program in the ensuing year, management will determine how the costs are to be allocated to properties. Management feels there has been no impairment in the carrying value at year end.

d)   Venezuela

     i)  La Fe

In agreements dating from 1994 through October 1995, a subsidiary of the Company acquired the mining rights and license for the gold and diamond deposits in the area known as La Fe located in Bolivar State, Venezuela.

          Consideration for the acquisition was as follows:
                                                                  $
                                                             ----------
            a)  100,000 common shares at a price of $0.60      60,000
                per share (issued)

            b)  Cash paid                                     445,000
            c)  Land survey fees paid                          40,620
            d) A finder's fee of 200,000 shares at a price 32,000 of $0.16 per share (issued)

            e)  Less: recoveries                              (13,992)
                                                              ========
                Total acquisition costs                       563,628

     ii)  Yuruan

In April 1997, the Company entered into an agreement for the acquisition of the mining license for the Yuruan Concession located in the Kilometre 88 District, Venezuela.

 Consideration for the acquisition was as follows:
                                                               $
             a) Cash per letter of agreement                 65,000
             b) Costs incurred to maintain legal standing    58,415
                                                            =======
                Total acquisition costs                     123,415

     iii) Kilometre 88

In June 1999, the Company entered into a purchase agreement to acquire 100% of all the shares of four companies which own 100% of 18 mineral concessions located in the Kilometre 88 District, Bolivar State, Venezuela.

        Consideration for the acquisition was as follows:
                                                        $

            250,000 common shares at $0.75 per        187,500
            share (issued)
            Cash $50,000 U.S. (paid)                   74,524
            Other net assets recovered                (46,816)
                                                      -------
            Total acquisition cost                    215,208
                                                      =======
The vendor retains a 10% carried interest in the mining rights to the properties up to feasibility and on completion of the feasibility study, the vendor will have the option to participate in the development of a mine by paying for 10% of the development cost, or to convert its interest to a 3.5% net smelter return.

The Company has the option to purchase the residual interest held by the vendor for $3.00 U.S. per ounce from production provided the Company exercises its option within 180 days of completion of the feasibility study.

The Company has grouped properties i) ii) and iii) as an area of interest. After a review of Company plans and Venezuelan operations, management has determined the carrying value of the three concessions should be written down to estimated recoverable value of $500,000 Cdn. Accordingly, an impairment charge of $1,346,247 has been recorded in the current year.

     iv) Las Cristinas

Acquisition

By agreements dated July 13, 2001, as amended (See Note 3(a)), the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (Barbados), all of the issued and outstanding shares of Vannessa Venezuela C.A. ("VV") (formerly Placer Dome de Venezuela C.A., a Venezuelan holding company owned by Placer Dome Inc.). VV owns 95% of the shares of Minera Las Cristinas C.A. ("Minca").

Under the agreement Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, lack of diligence or financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying to the Company the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

The Company has pledged the shares of VV under a collateral mortgage to Placer Dome in support of obligations in respect of the revenue interest and repurchase options to Placer Dome.

Consideration under the agreement for the purchase of VV was $100 U.S. including certain back-in rights to Placer Dome (see below).

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Placer Dome Inc., through its subsidiaries had, since 1999 principally, funded Minca to conduct extensive exploration and development programs to identify gold reserves, conduct mining feasibilities and develop mining programs for the concessions.

From the date of acquisition and up to March 31, 2002, Minca incurred expenditures for the continuation of camp, employees, operations and costs assigned to mineral property interests as follows (all costs associated with operations, legal proceedings and mineral interest acquisition are expensed as incurred until such time the disputes are resolved):


Administrative salaries                   429,616
Camp expenditures                         249,123
Community relations                       197,249
General administration                    226,531
Maintenance                                18,575
Mining wages                              503,275
Moving and relocation                      17,024
Rent                                       54,569
Travel                                     72,883
                                        1,768,845
Legal costs                               241,605
                                       -----------
                                        2,010,450
Acquisition costs (Note 3) recorded
  as impairment charge                    112,480
                                       -----------
                                        2,122,930


Legal costs of $241,605 Cdn. were incurred for representation, advocacy, legal filings and appeals relating to title dispute (see below).

Title dispute and legal proceedings
-----------------------------------

On July 14, 2001, CVG notified Placer Dome it did not recognize the July 13, 2001 share sale of VV by Placer Dome alleging such sale was not permitted under Minca's charter and agreements between CVG and Minca without CVG's consent.

Minca has replied to CVG alleging no breach of agreement.

Since August 2001, CVG board members have refused to recognize Vannessa's status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government cancelled the mining rights held by Minca and took possession of the properties.

A number of legal applications, proceedings and jurisdiction disputes have arisen between Vannessa, CVG and government authorities over the concessions. The proceedings also include prior and continuing claims over title by an unrelated company Inversora Mael C.A. ("Mael") to the mining rights for concessions 4 and 6.

Minca is claiming:

i) CVG and other government authorities had no basis contractually or in law to cancel Minca's rights to the concessions without an independent arbitration process.

ii) Certain decrees, court applications and government decisions to extinguish Minca's rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

iii) It has, or should have, continuing rights to the concessions including concession 4 and 6.

The Company has retained legal council locally and internationally to initiate proceedings and appeals in respect of its claim for rights to the concessions. As at the date of the audit report, legal proceedings and applications in process in relation to Minca's rights to the concession include:

On January 18, 2002 Minca commenced a constitutional protection action to appeal the decision issued by CVG to cancel Minca's rights to the concessions. On March 20, 2002 the First Court of Administrative Appeals declared the appeal to be inadmissible. Minca appealed this decision to the Supreme Court of Justice. As at the audit report date a decision on the appeal had not been rendered.

On March 6, 2002 the Venezuelan Ministry of Energy and Mines ("MEM") issued resolution #035 to reassume full rights over ownership of the extinguished Las Cristinas gold concessions. Also, on March 2, 2002 MEM issued resolution #036 to extinguish Minca's concessions for alluvial and vein copper.

On April 18, 2002 Minca filed an appeal with MEM seeking to void resolution #036. MEM has not decided on the appeal as at the audit report date.

On May 2, 2002 Minca notified CVG and MEM of its intention to invoke the arbitration proceedings specified in the agreement. The request for formal arbitration was filed with the Supreme Court of Justice on May 30, 2002. As at the audit report date arbitration has not commenced.

On May 3, 2002 Minca filed a judicial appeal to nullify the appeal decision relating to the CVG declarations. This claim was admitted on June 19, 2002 for future hearing. As at the audit report date the appeal had not been heard.

On May 7, 2002 a Presidential decree was published in the Official Gazette of the Bolivarian Republic. The decree reserved to the National Executive through MEM the rights to gold from the Las Cristinas region.

On May 3, 2002 Minca filed an appeal to the Supreme Court to judicially nullify resolution #035 in respect of Minca's rights to gold from the concessions. As at the audit report date, the Supreme Court of Justice had not issued a ruling on the appeal.

On May 15, 2002 (amended June 27, 2002) Minca filed an appeal to the Supreme Court of Justice to nullify the Presidential decree. On July 15, 2002 the appeal was admitted for hearing at a future date. As at the audit report date, the appeal had not been heard.

Substantial uncertainty exists as to the ultimate resolution of Minca's rights and title issues. There is also uncertainty as to the scope of future legal and administrative costs required to continue legal proceedings.

Management and legal council are of the opinion the actions taken to extinguish Minca's rights and status in respect of the concessions was taken inappropriately and that Minca will successfully regain its rights and title, to the concessions. The dispute is likely to be protracted and may take several years to resolve.

The current political and economic climate in Venezuela may further impact resolution of these issues.

6.   SHARE CAPITAL

                                       2002                     2001
                                       # of                     # of
                                      Shares      $             Shares           $
                                  ----------     ----------     ----------     ------
Authorized
100,000,000 common shares
 without par value

Issued
Beginning of year                 46,123,473     26,070,795     31,117,085     18,331,923

Private placement           a)       780,000        780,000              -              -

Options exercised           b)       717,500        633,950        325,000        163,650

Mineral properties          c)        50,000         20,000        380,000        399,500

Escrow shares cancelled     d)       (27,120)             -              -              -

Warrants exercised                        -               -     14,301,388      7,175,722
                                 ----------      ----------     ----------     ----------
End of year                      47,643,853      27,504,745     46,123,473     26,070,795

During the year the Company issued the following shares:

a) Pursuant to a non-brokered private placement, 780,000 common shares were issued at price of $1.00 per share

b) Stock options totaling 717,500 were exercised at prices ranging from $0.63 to $0.96 per share.

c) Pursuant to a letter agreement to acquire the exploration license to the Marudi Mountain Gold Project in Guyana, 50,000 common shares were issued at a price of $0.40 per share.

d) Pursuant to Escrow Agreements dated March 17, 1986 and April 11, 1988 the Company cancelled 27,120 escrow shares. Regulatory approval for this transaction has been obtained.

(See Note 10).

During the year, the Company entered into transactions relating to stock options and warrants as follows:

                                         Options         Warrants
                                         ---------     ----------
Balance, beginning of year               1,410,000         Nil
Granted during the year                  1,775,000     780,000
Exercised                                 (717,500)        Nil
Expired                                   (350,000)        Nil

Balance, end of year                     2,117,500     780,000
                                         =========     =======

Details of share purchase options outstanding to directors and employees at the year end are as follows:

                             # of          Exercise          Expiry
                             Shares        Price             Date
                           ----------    -----------     -------------
                            300,000        $0.98          April 1, 2004
                            302,500        $0.96          May  17, 2005
                          1,515,000        $0.95          July 24, 2006
                          =========
                          2,117,500

7.     RELATED PARTY TRANSACTIONS

Accounts payable includes an amount of $17,100 (2001 - $11,350) due to a company controlled by a director.

During the year the Company incurred expenditures for management fees, administrative services and certain fixed expenses totaling $326,895 (2001 - $287,550) provided by companies in which two directors have an interest.

The above total expense includes a management agreement entered into on April 1, 1999, with a company controlled by a director for the provision of management, administrative services, salaries, rent and car allowance in Canada and Venezuela at $11,375 U.S. per month. The agreement continues from year to year until such time as notice of termination is given by either party.

Related party transactions have been recorded at their exchange amount.

8.     INVESTOR RELATIONS

During the year the Company incurred the following expenditures relating to investor relations:

                                                2002        2001
                                                  $           $
                                              -------      -------
Investor relations contract                   284,000      124,525
News releases, printing brochures, videos     223,896       30,080
Postage and couriers                          128,000            -
Consulting and miscellaneous fees             124,374            -
Travel, trade shows and conventions           102,829       57,974
                                              -------      -------
                                              863,099      212,579

In July, 2001, the Company entered into an agreement with an unrelated third party for the provision of investor relations services for a period of one year at a total cost of $387,500. As at the year end, prepaid services of $103,500 are included in prepaid expenses.

9.     SEGMENTED INFORMATION

Identifiable assets by geographic location:

                        2002         2001
                         $            $
                     ----------    ---------
Canada               1,687,800     8,249,250
Brazil                 100,744     1,352,838
Costa Rica           3,989,746     2,409,095
Guyana               5,059,150     2,173,980
Venezuela              710,875     1,396,672
                    ==========    ==========
                    11,548,315    15,581,835


10.     SUBSEQUENT EVENTS

   Subsequent to the year end, the Company:

a) Repaid a short term bank loan of $326,667 releasing security over a previously pledged term deposit.

b) Entered into a joint venture agreement with parties related to the Maple Creek Mine Development (Note 4(c) to explore, develop and mine gold resources at its Marudi Mountain Gold property in Guyana. The property is held by Romanex Vannessa, a 100% owned subsidiary of the Company. Under terms of the agreement, the Company will assign specific areas of its mining rights to an operating company to be formed. The related party has agreed to contribute a total of $1.2-million Cdn. to the Company to provide funds for the acquisition of capital assets and operating infrastructure in return for a 45% interest in the operating company. In addition, the related party will receive a 3% interest in Romanex. As at the audit report date, the Company had received advances totaling $80,000 U.S. relating to this transaction. A finder's fee of 10% is payable to a non-related third party.

c) Paid a further $100,000 U.S. relating to its assumption of the vendor's requirement to pay staged acquisition payments totaling $1,000,000 U.S. in accordance with an agreement to acquire mining concessions in the Crucitas Gold Project in Costa Rica (Note 5(c)).

d) Continues to fund the legal proceedings for title rights to the Las Cristinas concessions (Note 5(d)(iv)).

e) Stock options totaling 507,500 were exercised at prices ranging from $0.93 to $0.98 per share for total proceeds of $488,500.

f) Completed a non-brokered private placement of 300,000 units at a price of $2.00 per unit for total proceeds of $600,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $2.00 per share for a period of 24 months.

g) Completed a non-brokered private placement of 1,700,000 units at a price of $0.90 per unit for total proceeds of $1,530,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $1.06 per share for a period of 24 months.

h) Completed a non-brokered private placement of 2,000,000 units at a price of $.071 per unit for total proceeds of $1,420,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.71 per share for a period of 24 months. A finder's fee of 5% is payable to a non-related third party.

11.     COMMITMENTS

The Company has signed a lease agreement for its office premise in Vancouver, Canada requiring total minimum lease payments of $74,500. The lease expires on July 31, 2003.

12.     COMPARATIVE FIGURES

Certain comparative figures have been reclassified to confirm with current presentation.

13.  RECONCILIATION  OF  CANADIAN  TO  UNITED  STATES  GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES


These financial statements are prepared using Canadian Generally Accepted Accounting Principles ("GAAP") which do not differ materially from United States Generally Accepted Accounting Principles with respect to the accounting policies and disclosures in these financial statements except as set out below:
a) Under U.S. GAAP exploration, certain development costs and acquisition costs which have been capitalized in the accounts under Canadian GAAP (Note 5) would be recorded as period expenses where full unrestricted exploitation or extraction rights are not established or if the Company is not able to determine value for purposes of performing an impairment analysis. The Company at the year end had not established exploitation rights on its mineral property interests nor are mineral interests sufficiently advanced to determine value. Accordingly, for U.S. GAAP purposes the costs deferred under Canadian GAAP would be expensed in the periods incurred. Capital assets dedicated to exploration and development activities are categorized under Exploration and Development Mineral Property Interests and are capitalized for U.S. GAAP purposes.

b) The Company has elected to follow Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" (APB25) in accounting for its employee stock options. The exercise price of the Company's options for common shares granted to employees is not less than the fair market value of the underlying stock on the date of grant. Accordingly, under APB 25 no compensation expense has been recognized. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", for options issued to non-employees. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options at the issuance date. In determining the fair value of these stock options, the following assumptions were used:

                                                 2002
                                               --------
          Risk free interest rate                 4%
          Expected life                        5 years
          Expected volatility                   33.76%
          Expected dividends                       -

The application of SFAS No.123 would result in the reporting of compensation expense in the amount of $179,095, $Nil and $Nil for the years ended March 31, 2002, 2001 and 2000 respectively.

                          VANNESSA VENTURES LTD.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE YEARS ENDED MARCH 31, 2002, 2001 AND 2000
                           (IN CANADIAN DOLLARS)





The Company has not recognized compensation expense for its stock- based awards to employees. The following reflects proforma net income and loss per share had the Company elected to adopt the fair value approach of SFAS 123:

                                            2002        2001        2000
                                             $           $           $
                                        ----------   ----------   ----------
         Net loss
              U.S. GAAP                (6,598,431)  (1,996,625)  (2,390,977)
              Pro forma                (6,793,328)  (1,996,625)  (2,390,977)

         Basic and diluted loss per share
              As reported                  (0.14)      (0.06)       (0.08)
              Pro forma                    (0.15)      (0.06)       (0.08)

If accounting principles generally accepted in the United States were followed, the effects on financial statement presentation would be:

                                            2002        2001        2000
                                             $           $           $
                                        ----------   ----------   ----------
Statement of operations

Net loss - Canadian GAAP               (6,432,712)  (2,581,595)    (539,201)

Adjustment for deferred
 exploration costs                         13,376      584,970   (1,851,776)

Adjustment for stock based compensation  (179,095)           -            -
                                        ----------   ----------   ----------
          Net loss - U.S. GAAP         (6,598,431)  (1,996,625)  (2,390,977)
                                       ===========  ===========  ===========
Weighted average number of shares
 outstanding - Canadian GAAP           46,498,958   32,646,978   30,022,992

Adjustment for weighted average
 number of performance based escrow
 shares                                  (304,909)    (478,126)    (637,499)
                                        ----------   ----------   ----------
Weighted average number of shares
 outstanding - U.S. GAAP               46,194,049   32,168,852   29,385,493
                                       ===========  ===========  ===========
Loss per share and diluted loss
 per share - U.S. GAAP                      (0.14)       (0.06)       (0.08)

Balance sheet items

Shareholders' equity - Canadian GAAP   10,074,227   15,072,989    9,915,712
Cumulative adjustment for
 deferred exploration  costs           (5,017,793)  (5,031,169)  (5,983,719)
                                        ----------   ----------   ----------
Shareholders' equity - U.S. GAAP        5,056,438   10,041,820    3,931,993
                                       ===========  ===========  ===========
Exploration stage mineral
 property interests - Cdn. GAAP         8,927,531    7,341,773    5,983,719

Adjustment for deferred exploration
 costs                                 (5,017,793)  (5,031,169)  (5,983,719)
                                        ----------   ----------   ----------
Exploration stage mineral
 property interests - U.S. GAAP         3,909,739    2,310,604            -
                                       ===========  ===========  ===========
Statements of cash flows

Under U.S. GAAP cash flow format, changes in certain balance sheet accounts, which are netted for Canadian GAAP presentation, are shown as gross amounts. No reconciliation is provided for these accounts.

Operating, investing and financing activities under U.S. GAAP would be restated as follows:

                                            2002        2001        2000
                                             $           $           $
                                        ----------   ----------   ----------

Operating activities - Canadian GAAP   (3,200,011)    (470,489)     (661,933)
                                        ----------   ----------   ----------
Adjustment for exploration costs           13,376      584,970    (2,219,356)
                                       ===========  ===========  ===========
Operating activities - U.S. GAAP       (3,186,635)    (114,481)   (2,881,289)

Investing  activities  - Canadian GAAP (4,387,366)  (2,711,911)   (2,389,753)
Adjustment for exploration costs          (13,376)    (584,970)    2,219,356
                                        ----------   ----------   ----------
Investing activities - U.S. GAAP       (4,400,742)  (3,296,881)     (170,397)
                                       ===========  ===========  ===========

c) 304,909 common shares are held in escrow at the year end. Under the listing terms of the Vancouver Stock Exchange, initial escrow shares were issued at $0.01 per share. Since the initial issue of escrow shares, the Company has undergone share rollbacks and escrow shares have been transferred from parties no longer associated with the Company. Information relating to the computation of appropriate compensation expense under U.S. GAAP is not readily available and has not been determined. Management feels the amount of such past compensation expense would not be material or relevant to these financial statements given the restructuring history of the Company since inception and initial issuance of the escrow shares. Escrow shares are subject to escrow until certain conditions have been met. Under U.S. GAAP, the release of the escrowed shares may be deemed to be a form of compensation, and the Company would recognize compensation expense in an amount equal to the difference between the amount paid for the shares and the fair value of the shares on the date they became releasable from escrow. The amount of the compensation expense, if any, cannot be determined at this time.

d) Under U.S. GAAP performance based escrow shares are considered to be contingently issuable until the performance criteria have been satisfied. Accordingly, such shares are excluded from the computation of the weighted average number of shares outstanding.


                             VANNESSA VENTURES LTD.
                           YEAR ENDED MARCH 31, 2002
                     SCHEDULE B:  SUPPLEMENTARY INFORMATION

                             "AMENDED AND RESTATED"


1. Analysis of expenses and deferred costs:

   See attached analysis

2. Related party transactions:

   See Financial Statements (Note 7)

3. Summary of securities issued and options granted during the year:

   a) Securities issued during the period:  See attached
   b) Options granted during the period were as follows:


      Exercise Date         Expiry Number     Optionee      Price      Date
      ------------------------PER ATTACHED SCHEDULE------------------------

4. Summary of securities as at the date of this report:

   a) See financial statements (Note 6)
   b) See financial statements (Note 6)
   c) See financial statements (Note 6)
   d) See financial statements (Note 6)

5. Names of the directors and officers as at the date of this report:

   d) List of directors:           List of Officers:

      George Chapel                Manfred Peschke, President
      Lorne Gordon                 George Chapel, Secretary
      Vern Hall
      Manfred Peschke
      Erich Rauguth

                             Vannessa Ventures Ltd
                     Schedule B: Supplementary Information
                           Mineral Property Interests
                           Year ended March 31, 2002

                             "AMENDED AND RESTATED"

                                                Balance
                                                March 31,     Current              Balance March 31,
                                                2002  $       expenditures $       2001   $
                                                ---------     --------------       -----------------
VENEZUELA
i)     La Fe
     Acquisition costs                           563,628                -                563,628
                                                ---------     --------------       -----------------
     Deferred exploration expenditures:
          Bonding costs                           18,042                -                 18,042
          Geological consulting                  165,497            27,794               137,703
          Geophysics and geochem                 238,816            44,090               194,726
          Field office administration            210,666             3,388               207,278
          Project assembly                        13,864                 -                13,864
          Transportation                          11,775                 -                11,775
          Travel                                  45,587                 -                45,587
                                                ---------     --------------       -----------------
                                                 704,247             75,272              628,975
          Less recoveries from samples            58,433                  -               58,433
                                                ---------     --------------       -----------------
                                                 645,814             75,272              570,542
                                                ---------     --------------       -----------------
                                               1,209,442             75,272            1,134,170
                                                ---------     --------------       -----------------
ii)     Yuruan
     Acquisition costs                           123,415                  -              123,415
                                                ---------     --------------       -----------------
     Deferred exploration expenditures:
          Geological consulting                   45,467             38,937                6,530
          Geophysics and geochem                 199,965            129,409               70,556
          Field office administration             56,805             13,157               43,648
          Miscellaneous equipment                 59,259             38,600               20,659
          Travel                                   2,294                  -                2,294
                                                ---------     --------------       -----------------
                                                 363,790            220,103              143,687
                                                ---------     --------------       -----------------
                                                 487,205            220,103              267,102
                                                ---------     --------------       -----------------
iii)     Kilometre 88
     Acquisition costs                           215,208                 -               215,208
                                                ---------     --------------       -----------------
     Deferred exploration expenditures:
          Contractors                             67,504                 -                67,504
          Geophysics and geochem                 101,868            65,557                36,311
          Field office administration            115,660            70,034                45,626
          Rentals                                 18,403             6,797                11,606
          Security                                90,804            42,994                47,810
          Wages                                  110,695            27,910                82,785
                                                ---------     --------------       -----------------
                                                 504,934           213,292               291,642
                                                ---------     --------------       -----------------
                                                 720,142           213,292               506,850
                                                ---------     --------------       -----------------

                                               2,416,789           508,667             1,908,122
     Less: impairment                         (1,916,789)       (1,346,247)             (570,542)
                                                ---------     --------------       -----------------
                                                 500,000          (837,580)            1,337,580
                                                ---------     --------------       -----------------
iv)     Las Cristinas
     Acquisition costs                            10,155            10,155                     -
                                                ---------     --------------       -----------------
     Total - Venezuela                           510,155          (827,425)            1,337,580
                                                ---------     --------------       -----------------

BRAZIL

i)     Trombetas/Anaua/Santa Rosa
     Acquisition costs:                        1,255,073                 -             1,255,073
          Less: impairment                    (1,255,073)       (1,255,073)                    -
                                                ---------     --------------       -----------------
                                                       -        (1,255,073)            1,255,073
                                                ---------     --------------       -----------------
     Deferred exploration expenditures:
          Geological consulting                  357,433             4,439               352,994
          Geophysics and geochem                 374,039            23,461               350,578
          Field office administration            147,484            17,451               130,033
          Fees and licences                       30,650                 -                30,650
          Project assembly                       217,710             2,418               215,292
          Transportation                          15,485               619                14,866
          Travel                                  15,902             1,384                14,518
                                               1,158,703            49,772             1,108,931
          Less: impairment                    (1,158,703)          (49,772)           (1,108,931)
                                                       -                 -            -
                                                       -        (1,255,073)            1,255,073
ii)     Parima
     Acquisition costs:                           40,657                 -                40,657
                                                ---------     --------------       -----------------
     Deferred exploration expenditures:
          Geophysics and geochem                   3,326                 -                 3,326
          Field office administration              5,579                 -                 5,579
          Project assembly                         1,861                 -                 1,861
                                                ---------     --------------       -----------------
                                                  10,766                 -                10,766
          Less: impairment                       (10,766)                -               (10,766)
                                                ---------     --------------       -----------------
                                                       -                 -                     -
                                                  40,657                 -                40,657
                                                ---------     --------------       -----------------

     Total - Brazil                               40,657        (1,255,073)            1,295,730
                                                ---------     --------------       -----------------

GUYANA

i)     Maple Creek Mine Development
          Mine development                     1,030,091           792,784               237,307
          Machinery & equipment                1,749,293           100,214             1,649,079
          Mining plant                         1,026,319           695,893               330,426
          Vehicles                               104,036            10,244                93,792
                                                ---------     --------------       -----------------
                                               3,909,739         1,599,135             2,310,604
          Less: contibuted by joint venturer  (2,999,304)         (556,204)           (2,443,100)
                                                ---------     --------------       -----------------
                                                 910,435         1,042,931              (132,496)
                                                ---------     --------------       -----------------

ii)     Potaro concessions
     Acquisition costs                            54,378                 -                54,378
                                                ---------     --------------       -----------------
     Deferred exploration expenditures:
          Amortization                            69,522                 -                69,522
          Camp and supplies                      509,194                 -               509,194
          Geological consulting                  175,275                 -               175,275
          Equipment rental                        13,587                 -                13,587
          Geophysics and geochem               1,139,523           364,665               774,858
          Filing fees                            155,424                 -               155,424
          Exploration management                 369,116            85,540               283,576
          Travel and accommodation                54,056               531                53,525
          Royalties                                6,824                 -                 6,824
          Transportation                          84,014                 -                84,014
          Wages                                  182,454                 -               182,454
                                                ---------     --------------       -----------------
                                               2,758,989           450,736             2,308,253
Less: recovery from sale of bulk samples        (117,596)                -              (117,596)
                                                ---------     --------------       -----------------
                                               2,641,393           450,736             2,190,657
          Inventory of bulk samples               41,170                 -                41,170
                                                ---------     --------------       -----------------
                                               2,682,563           450,736             2,231,827
                                                ---------     --------------       -----------------
                                               2,736,941           450,736             2,286,205
                                                ---------     --------------       -----------------

iii)     Marudi Mountain
     Acquisition costs                            84,000            20,000                64,000
                                                ---------     --------------       -----------------
     Deferred exploration
          Geophysics and geochem                 248,198           129,368               118,830
          Exploration management                  85,540            85,540                     -
          License fees                           108,888           108,888                     -
                                                 442,626           323,796               118,830
                                                ---------     --------------       -----------------
                                                 526,626           343,796               182,830
                                                ---------     --------------       -----------------
iv)     Reconnaissance area
     Acquisition costs                           218,557                 -               218,557
                                                ---------     --------------       ----------------
     Deferred exploration costs
          Exploration management                  85,540            85,540                     -
          Permits and filing fees                235,146           128,659               106,487
          Surveying                               51,518            37,570                13,948
                                                ---------     --------------       -----------------
                                                 372,204           251,769               120,435
                                                ---------     --------------       -----------------
                                                 590,761           251,769               338,992
                                                ---------     --------------       -----------------
     Total - Guyana                            4,764,763         2,089,232             2,675,531
                                               ---------     --------------       -----------------
COSTA RICA
i)     Industrias Infinito

     Acquisition costs                         1,736,422           383,320             1,353,102

     Deferred exploration costs
          Amortization                           180,825            80,353               100,472
          Geo;ogical consulting                  572,505           381,056               191,449
          Contractors                             94,234            94,234                     -
          Equipment rental                        47,265                 -                47,265
          Geophysics and geochem                 242,122           181,700                60,422
          Freight                                  5,723                 -                 5,723
          Field office administration            147,806            76,637                71,169
          Maintenance                             27,529            15,896                11,633
          Travel and accommodation                26,441             8,370                18,071
          Taxes                                   57,427            10,725                46,702
          Telephone                               27,635            27,635                     -
          Transportation                          79,580            29,731                49,849
          Wages                                  322,711           245,636                77,075
                                                ---------     --------------       -----------------
                                               1,831,803         1,151,973               679,830
                                                ---------     --------------       -----------------
ii)     Cutris, Alajuela
          Acquisition cost                        43,731            43,731                     -
                                                ---------     --------------       -----------------
     Total - Costa Rica                        3,611,956         1,579,024             2,032,932
                                                ---------     --------------       -----------------
TOTAL MINERAL INTERESTS                        8,927,531         1,585,758             7,341,773
                                                ---------     --------------       -----------------
     Accumulated impairment charges           (4,453,811)       (2,763,572)           (1,690,239)
                                              ===========     ==============       =================

                             Vannessa Ventures Ltd.
                     Schedule B - Supplementary Information
                          Summary of securities issued
                           Year ended March 31, 2002

                             "AMENDED AND RESTATED"

                              Date of       Shares        Price     Proceeds        Issued for
                              issue         #             $          $            Cash     Non-cash
                              -------      ----------     -----    ----------    -------- ----------
Balance - March 31, 2001                   46,123,473              26,070,795
Q 1  Shares issued                                  -        -              -          -          -

Balance - June 30, 2001                    46,123,473              26,070,795          -          -

Q 2  Options exercised
          Common shares        13-Aug          40,000     0.75         30,000     30,000
          Common shares        4-Sep           45,000     0.63         28,350     28,350
          Common shares        7-Sep           80,000     0.75         60,000     60,000
          Common shares        17-Sep          40,000     0.75         30,000     30,000
          Common shares        24-Sep          10,000     0.68          6,800      6,800
                                           ----------     -----    ----------    -------- ----------
                                              215,000                 155,150    155,150
----------------------------------------------------------------------------------------------------
Balance - September 30, 2001               46,338,473              26,225,945    155,150
----------------------------------------------------------------------------------------------------
Q 3 Shares issued                                   -                       -          -
----------------------------------------------------------------------------------------------------
Balance - December 31, 2001                46,338,473              26,225,945    155,150
----------------------------------------------------------------------------------------------------
Q 4 Options exercised
         Common shares         20-Feb          50,000     0.96         48,000
         Common shares         20-Feb          22,500     0.96         21,600
         Common shares         20-Feb          10,000     0.96          9,600
         Common shares         25-Feb         100,000     0.95         95,000
         Common shares         26-Feb          10,000     0.95          9,500
         Common shares         5-Mar           10,000     0.96          9,600
         Common shares         6-Mar           50,000     0.96         48,000
         Common shares         20-Mar         250,000     0.95        237,500
                                              502,500                 478,800    478,800
Property acquisition
         Common shares         16-May          50,000     0.40         20,000     20,000

Private placement
         Common shares         25-Feb         780,000     1.00        780,000    780,000

Escrow shares cancelled                       (27,120)       -              -
----------------------------------------------------------------------------------------------------
Balance - March 31, 2002                   47,643,853              27,504,745  1,413,950     20,000
====================================================================================================

                             VANNESSA VENTURES LTD.
                           YEAR ENDED MARCH 31, 2002
                     SCHEDULE B:  SUPPLEMENTARY INFORMATION

                              "AMENDED AND RESTATED"

Options granted during the year were as follows:
                                                  Exercise
        Date         Number     Optionee          price      Expiry date
    -------------    ------     --------          --------   -----------
    July 24, 2001    50,000    George Chapel        $0.95      July 24, 2006
    July 24, 2001     5,000    Jennifer Falconer    $0.95      July 24, 2006
    July 24, 2001    50,000    Lorne Gordon         $0.95      July 24, 2006
    July 24,2001     50,000    Vern Hall            $0.95      July 24, 2006
    July 24, 2001    10,000    Nestor Hernandez     $0.95      July 24, 2006
    July 24, 2001    30,000    Eric Lavarack        $0.95      July 24, 2006
    July 24, 2001    10,000    Nelson Lindermann    $0.95      July 24, 2006
    July 24, 2001    80,000    Paul Matysek         $0.95      July 24, 2006
    July 24,2001     10,000    Patricia Navarro     $0.95      July 24, 2006
    July 24, 2001     5,000    Esther Park          $0.95      July 24, 2006
    July 24, 2001   250,000    Manfred Peschke      $0.95      July 24, 2006
    July 24, 2001    20,000    Mark Peschke         $0.95      July 24, 2006
    July 24, 2001   250,000    Eric Rauguth         $0.95      July 24, 2006
    July 24, 2001   350,000    Richard Genovese     $0.95      July 24, 2006
    July 24, 2001     5,000    Diwanti Janki        $0.95      July 24, 2006
    July 24, 2001     5,000    Vincent Fessio       $0.95      July 24, 2006
    July 24, 2001    10,000    Stephen Lamazon      $0.95      July 24, 2006
    July 24, 2001    15,000    Rene Gay Pola        $0.95      July 24, 2006
    July 24, 2001    15,000    Marianna Almeida     $0.95      July 24, 2006
    July 24, 2001    15,000    Luis Ignacio Rojas   $0.95      July 24, 2006
    July 24, 2001    15,000    Alonso Mago Tovar    $0.95      July 24, 2006
    July 24, 2001    15,000    Jesus Caraval        $0.95      July 24, 2006
    July 24, 2001   250,000    David Stevenson      $0.95      July 24, 2006
    July 24, 2001    10,000    Marco Rubinos        $0.95      July 24, 2006
    July 24, 2001   250,000    Suzanne L. Wood      $0.95      July 24, 2006
                  ---------
                  1,775,000

                             VANNESSA VENTURES LTD.
                                  SCHEDULE "C"
                        MANAGEMENT DISCUSSION & ANALYSIS
                                 MARCH 31, 2002

                             "AMENDED AND RESTATED"

During the fiscal year ended March 31, 2002, Vannessa Ventures continued to implement its strategy of enhancing shareholder value through the exploration and development of its portfolio of gold and diamond properties, a listing on the Berlin Stock Exchange to ensure greater market distribution and the acquisition of 100% of the shares of Placer Dome de Venezuela (now Vannessa de Venezuela) which owns 95% of the shares of Minera Las Cristinas (MINCA). MINCA has contractual rights to develop the Las Cristinas mineral concessions in Venezuela which hold one of the world's biggest gold deposits.

The MINCA acquisition was in line with the company's philosophy of maximizing shareholder's value by acquiring promising, undervalued projects that become available in Latin America.

MINCA is currently embroiled in a dispute with Venezuela's state- owned Corporacion Venezolana de Guayana (CVG), which has a 5% interest in the deposit.

Vannessa has a three-phase plan to put the Las Cristinas concessions into production. It is currently on hold awaiting a resolution of the dispute. The Venezuelan Supreme Court has ruled that MINCA is protected by contractual obligations on the part of CVG to enter into arbitration. The company is committed to carry on both the legal and internal negotiations and expects this process to last from six months to possibly four or five years. Venezuela's judicial process is essentially sound. We are confident in the end MINCA will prevail.

Vannessa's Maple Creek alluvial diamond mine is ready to begin commercial production, however material for processing will not be available until over-burden is removed and drainage systems have been established, which can take up to 6 months.

This mine and other advanced exploration projects form a solid foundation that will support the company's growth for years to come.

                            POSITIONING FOR THE FUTURE

During the past year, we undertook a number of initiatives to move our projects in Latin America closer to production.

In Costa Rica, Vannessa's 100%-owned, multi-million ounce Cerro Crucitas's project is currently in the environmental permitting stage. In March 2002, we submitted the Environmental Impact Study (EIS) to the Secretaria Tecnica Nacional Ambiental (SETENA), the government's body charged with granting mining permits.

The granting of an environmental permit will allow Vannessa to proceed with its plan to initially mine the near-surface gold- bearing saprolite resources at an estimated 90,000 ounces a year.

The Crucitas project has received considerable attention from banks and other financial institutions interested in project financing. Vannessa has received an indicative letter of financing from a large financial institution to fund most of the project's estimated $28 million cost.

In July, Vannessa held a forum which brought together SETENA officials and experts in the Inco SO2/Air Cyanide Destruction Technology, a proven cyanide reduction technology developed by INCO, one of the largest nickel mining companies in the world. The technology has been used at more than 80 mine sites around the world, including Goldcorp's Red Lake mine, Barrick Gold's Roster Project mine, and Placer Dome's Golden Sunlight mine.

Vannessa is committed to being environmentally responsible. We believe the government's proposed legislations to prohibit large- scale open pit mining is due to concerns about potential damage to the environment stemming from the use of cyanide and the removal of forest cover.

Even though the proposed legislations, if and when they become law, will affect only new exploration and development projects, Vannessa continues to work closely with the government to dispel the underlying concerns behind the proposed legislation.

In Guyana, Vannessa's Marudi Mountain project is moving forward with road upgrading to the site so equipment can be moved in more easily to confirm and delineate additional resources. Recent government-financed infrastructure developments in the area further enhance the economics of the project.

                                 LOOKING FORWARD

Our strategy for the longer term is clear: Expand the Maple Creek project and move other advanced projects towards production as fast as possible. This will be achieved primarily by working closely with governments where Vannessa's deposits are located and securing financing or joint venture partners to develop them.

Vannessa's competitive advantage lies in its diverse geographic reach, its excellent understanding of countries where it operates and its commitment to being a responsible corporate citizen.

Looking ahead, we are well positioned to benefit from improving industry fundamentals as gold once again regains its luster. As the U.S dollar shows weakness, political instability in many regions of the world worsens and as fewer producers hedge their production, the price of gold should resume its rise to a level that reflects underlying demand and improve the economics of some of our projects.

                                    FINANCINGS

At year-end, the company had $244,397 in working capital. Subsequent to the year-end, the company closed financings of $600,000 and $1,420,000, $1,530,000 and as well as $488,500 through the exercise of options for additional working capital of $4,038,500.

                                  CAPITAL ASSETS

Capital assets additions amounted to $17,607, consisting mainly of production machinery. There was a net increase in resource property interests of $1,585,758 even though Vannessa took a write-down on the carrying value of a number of properties in Brazil and Venezuela as shown in detail in the financial statements.

The write-down in Brazil was taken because of political uncertainties in the
Trombetas/ Anaua   Region (native rights) and the fourfold increase in the cost of annual lease payments for the concession. The write-down in Venezuela has been taken because of political uncertainties in general and the continuing dispute with the CVG over the Las Cristinas issue, which could negatively influence the company's other holdings in Venezuela.

                                     EXPENSES

Administrative expenses increased by $755,978 due mainly to investor relations costs (total $863,099 see Note 8 in the financial statements for detail), insurance and travel related to property evaluation and acquisitions. Related party transactions during 2002 totaled $326,895 included $109,440 in compensation for the President, $93,600 for the Chief Operations Manager, accommodation $29,952, travel $22,464, vehicle rental $7,488, project administration in Venezuela $63,951.

                                INVESTOR RELATIONS

During the fiscal Year 2002 the company spend $863,099 on Investor Relations expenses. This was the first time in the Company's history that substantial expenditures were incurred for this purpose in order to increase the Company's shareholders base and improve liquidity.

Trade shows and conventions accounted for $102,829 while informational materials added ($223,896) and mailing and distribution cost ($128,000). Contractual fees for consulting services in Canada, UK and USA of $284,000 were paid to Monaco Capital and Communications S.A.M. during the past year and $124,374 were paid to Vencap Consulting GMBH, a sub-contractor to Monaco working in Europe for listing services at the Berlin Exchange, public relations work and expenses during the last year.

                             EXPLORATION EXPENDITURES
Costa Rica
-----------
In Costa Rica the company spend $1,151,973 to explore, develop and maintain its concessions. $381,057 was for consulting services mainly in connection with the company's environmental review and $245,636 for wages of field office personnel engaged in archeological and forestry studies. In addition contractors for the same environmental review were paid $93,590. The large camp at the Crucitas site was maintained and upgraded ($164,082) and depreciation was charged against camp equipment and other assets ($78,298). The Balance of the expenditures was for travel, licenses and fees, office expenses, etc.

Guyana
------
$695,893 was spend on the purchase, dismantling, shipping and setting up of the DMS/Sortex concentrator, bought from Crew Development in Botswana, South Africa. A further $792,784 was spend on the building of a 40 man camp ($243,796); fuel, oil and repair and maintenance for the installation of roads, settling ponds ($270,790); camp and construction management ($36,768); Insurance, licenses, duties ($36,919); Camp supplies during construction ($92,737); field office expense ($111,765) Further exploratory work and assessment work on the Company's Potaro concession was done consisting of line cutting, test pits, infrastructure work and assessment work totaling $364,665.

Venezuela
---------
The Company spend $2,010,450 on the Las Cristina's concession of which $503,275 was for wages for over 100 employees taken over from the Placer Dome operation, $249,123 for camp maintenance, $429,616 for salaries of Minca management personal employed to operate the Las Cristinas camp, infrastructure maintenance and security as well as $241,605 for legal expenses, $277,102 for General Administration expenses such as moving/relocation, office rent and supplies, travel. $112,480 were liabilities assumed by Minca for outstanding expenses at time of acquisition, and $197,249 were for community relations programs taken over from Placer Dome.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                            AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Quarterly Report of Vannessa Ventures, Ltd. (the "Company") on Form 20F/A for the period ended March 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

By:  Manfred Peschke                               Date:  October 31, 2002
     -----------------------
     Manfred Peschke
     President and Chief Executive Officer

                           CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                            AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Vannessa Ventures, Ltd. (the "Company") on Form 20F/A for the period ended March 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

By:  Manfred Peschke                               Date:  October 31, 2002
     -----------------------
     Manfred Peschke
     President and Chief Executive Officer

                     CERTIFICATION PURSUANT TO SECTION 302

I, Manfred Peschke, certify that:

1. I have reviewed this quarterly report on Form 6-K/A of Vannessa Ventures, Ltd.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


By:  Manfred Peschke                               Date:  October 31, 2002
     -----------------------
     Manfred Peschke
     President and Chief Executive Officer