Form 20-F
period 2003-03-31
VANNESSA VENTURES LTD
filed 2003-10-01
CIK 1102708

United States

Securities and Exchange Commission

Washington, DC 20549

Form 20-F

2003 Annual Report

(Mark One)

Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934
Or
X	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended	March 31, 2003
Or
For the Transition Period From	To
Commission File Number:	000-30462
Vannessa Ventures Ltd.
(Exact Name of Registrant As Specified In Its Charter)
Not Applicable
(Translation of Registrant’s Name Into English)
British Columbia, Canada
(Jurisdiction of Incorporation or Organization)
Suite 1710 - 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H1
(Address of Principal Executive Offices)

Securities Registered or to be Registered Pursuant to Section 12 (b) of the Act.
Title of Each Class	Name on Each Exchange On Which Registered
None	N/A

Securities Registered or to be Registered Pursuant to Section 12(g) of the Act.
Common Shares Without Par Value
(Title of Class)
Securities For Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the Number of Outstanding Shares of Each of the Issuer’s Classes of Capital or Common Stock as of the close of the Period Covered by the Annual Report.
54,501,353 Common Shares

#

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

	Yes	X	No
Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow.
	Item 17	X	Item 18
(Applicable Only to Issuers Involved in Bankruptcy Proceedings During the Past Five Years)

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

Yes		No		Not Applicable	X

Securities and Exchange Commission

Form 20-F

Table of Contents

PART 1

Item 1 – Identity of Directors, Senior Management and Advisers

Item 2 – Offer Statistics and Expected Timetable

Item 3 – Key Information

Selected Financial Data

Capitalization and Indebtedness

Reasons for the Offer and Use of Proceeds

Description of the Company

Risk Factors

Item 4 – Information on the Company

Business of the Registrant

Business Overview

Organizational Structure

Property, Plants and Equipment

Venezuela

La Fe Concession

Location, Description and Acquisition

Local Geology

Exploration Conducted

Proposed Exploration Program

Yuruan Concession

Location, Description and Acquisition

Geology

Exploration History

Proposed Exploration Program

Kilometre 88 Concessions

Location, Description and Acquisition

Geology

Exploration History

Proposed Exploration Program

Las Cristinas Project

Location, Description and Acquisition

Geology

Exploration History

Title Dispute and Legal Proceedings

Brazil

Parima Concessions

Location, Description and Acquisition

Proposed Exploration Program

Guyana

Kanuku, Marudi-Kwitaro and Upper Corentyne Permissions (Reconnaissance Area)

Location, Description and Acquisition

Geology

Exploration History

Proposed Exploration Program

Potaro Concessions

Location, Description and Acquisition

Joint Venture

Geology

Exploration History

Proposed Exploration Program

Marudi Mountain Property

Acquisition

Location and Description

Joint Venture

Regional Geology

Local Geology and Mineralization

Exploration History

Proposed Exploration Program

Costa Rica

Cerro Crucitas Project

Location and Description

Geology

Exploration History

Proposed Exploration Program

Cutris, Alajuela

Item 5 – Operating and Financial Review and Prospects

Critical Accounting Policies

Operating Results

Liquidity and Capital Resources

Research and Development, Patents and Licences, etc.

Trend Information

Item 6 – Directors, Senior Management and Employees

Directors and Senior Management

Compensation

Board Practices

Employees

Share Ownership

Item 7 – Major Shareholders and Related Party Transactions

Major Shareholders

Related Party Transactions

Interests of Experts and Counsel

Item 8 – Financial Information

Consolidated Financial Statements and Other Financial Information

Legal Proceedings

Dividend Policy

Significant Changes

Item 9 – The Offer and Listing

Offer and Listings Details

Plan of Distribution

Markets

Selling Shareholders

Dilution

Expenses of the Issue

Item 10 – Additional Information

Share Capital

Memorandum of Articles of Association

Material Contracts

Exchange Controls

Taxation

Canadian Federal Income Tax Consequences

Dividends

Capital Gains

United States Federal Income Tax Consequences

U.S. Holders

Distributions on Common Shares of the Registrant

Foreign Tax Credit

Disposition of Common Shares of the Registrant

Other Considerations for U.S. Holders

Foreign Personal Holding Company

Foreign Investment Company

Passive Foreign Investment Company

Controlled Foreign Corporation Status

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Dividends and Paying Agents

Statement by Experts

Documents on Display

Subsidiary Information

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

Item 12 – Description of Securities Other than Equity Securities

Part II

Item 13 – Defaults, Dividend Arrearages and Delinquencies

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Part III

Item 15 – Controls and Procedures

Item 16 – Reserved

Part IV

Item 17 – Financial Statements

Item 18 – Financial Statements

Item 19 – Exhibits

Signature Page

The information contained in this Annual Report is current at September 26, 2003 except where a different date is specified.

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 15 to the accompanying Consolidated Financial Statements of Vannessa Ventures Ltd.

The following table sets forth certain standard conversions from the International System of Units (metric units) to the Standard Imperial Units:

Conversion Table
Metric		Imperial
1.0 millimetre (mm)	=	0.039 inches (in)
1.0 metre (m)	=	3.28 feet (ft)
1.0 kilometre (km)	=	0.621 miles (mi)
1.0 hectare (ha)	=	2.471 acres (ac)
1.0 gram (g)	=	0.032 troy ounces (oz)
1.0 metric tonne (t)	=	1.102 short tons (ton)
1.0 g/t	=	0.029 oz/ton

Glossary of Terms

Except as otherwise identified, the following terms, when used herein, shall have the following meanings:

“acanthite” is a mineral. It is the most important silver ore next to galena.

“alluvial” means of or pertaining to material deposited by a stream along its course.

“alluvium” refers to a deposit of sediment left by a stream on the stream's channel or floodplain.

“amphibolite” refers to a metamorphic rock composed mainly of amphibole, generally with an oriented fabric.

“andesite” refers to a dark-colored, fine-grained extrusive rock that when porphyritic, contains phenocrysts composed primarily of zoned acid plagioclase (especially andesine) and one or more of the mafic minerals (e.g, biotite, hornblende, pyroxene) and a groundmass composed generally of the same minerals as the phenocrysts.

“anomaly” refers to a geological, geochemical or geophysical event that is considered prospective and appreciably different from the surrounding background.

“Archean” refers to the period of time from the consolidation of the Earth’s crust to the base of the Cambrian. The terms Precambrian, Proterozoic and Azoic have been used either as synonyms or partial synonyms.

“Au” refers to gold.

“auger” is any of various hand tools, typically having a threaded shank and cross handle, used for boring holes in wood or ice

“auriferous” means gold-bearing.

“basal” means of, relating to, located at, or forming a base.

“basalt” refers to a fine-grained, sometimes glassy basic volcanic rock.  Basalts are generally found in the form of lava flows which may be extensive and are often erupted from fissures and sometimes from central-type vents.

“batel” refers to a Brazilian made gold pan.

“breccia” refers to a rock consisting of sharp fragments embedded in a fine-grained matrix (such as sand or clay).

“cataclastite” refers to a rock formed by cataclasis which is rock deformation accomplished by fracture and rotation of mineral grains or aggregates without chemical reconstitution.

“chalcocite” is a copper ore, Cu2S found mainly in the enriched zones of sulphide deposits.

“chalcopyrite” is a mineral whose formal name is copper iron sulfide. It is a major ore of copper. Chalcopyrite is a common mineral and is found in almost all sulfide deposits.

“chlorite” refers to a heterogeneous group of layer-lattice minerals.  Most chlorites are green.  They are often found as alteration products of ferromagnesian minerals and in low-grade metamorphosed rocks.

“clastics” are made up of fragments of pre-existing rocks.

“cm” refers to centimetres.

“colluvial” or “colluvium” is a general term applied to any loose, heterogenous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of steep slope or cliff.

“Commission” refers to the British Columbia Securities Commission.

“Common Shares” refers to the common shares in the capital of the Company.

“Company” refers to Vannessa Ventures Ltd. or its predecessor companies, as applicable.

“conglomerate” is a rock consisting of pebbles and gravel embedded in cement.

“covellite” is a mineral whose formal name is copper sulfide. Its uses are as a minor ore of copper and as mineral specimens.

“ct” refers to carats, a unit of weight for diamonds equivalent to 0.2 of a gram (0.007054 of an ounce).

“CVG” refers to Corporacion Venezolana de Guyana, Venezuela’s state run mining and minerals company.

“dacite” is a light gray volcanic rock containing a mixture of plagioclase and other crystalline minerals in glassy silica, similar in appearance to rhyolite.

“deposit” Mineralized material or deposit is a mineralized body which has been delineated by appropriately drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

“diabase” is a dark-gray to black, fine-textured igneous rock composed mainly of feldspar and pyroxene and used for monuments and as crushed stone.

“diamond” refers to a cubic variety or crystalline carbon which may be of gem quality.

“diamondiferous” refers rock or alluvial material containing or yielding diamonds.

“dolerite” is a dark, fine-grained igneous rock.

“eluvial deposits” refers to weathered material which is still at or near its point of formation.

“epidote” is a mineral also formal name is calcium aluminum iron silicate hydroxide. Its uses are typically that of a mineral speciment and rarely as a gemstone. Epidote, while not general known for exceptional crystals can produce some magnificent specimens.  Its unique green color which is often described as "pistachio", is quite striking in well colored specimens.

“felsic” pertains to or containing a group of light-colored silicate minerals that occur in igneous rocks.

“FIPA” refers to the Foreign Investment Protection Agreement. The Canadian government initiated a bilateral investment protection agreement program in 1989. This program reflected the needs of Canadian business for instruments to protect their direct investments in countries not yet covered by international agreements on investment issues. These treaties provide guarantees, transparency and access for Canadian investors in specific priority and emerging economies.

From 1990 to 1993, Canada negotiated five Foreign Investment Protection Agreements (FIPAs) modelled on the OECD model FIPA with Poland (1990), USSR (1991) Czech and Slovak Federal Republic (1992), Argentina (1993) and Hungary (1993).

After 1994, a new Canadian FIPA was developed based on the investment protection standards of the NAFTA investment chapter, and since that time eleven FIPAs have been signed and are in force with the Ukraine (1995), Latvia (1995), Philippines (1996), Trinidad and Tobago (1996), Barbados (1997), Ecuador (1997), Egypt (1997), Venezuela (1998), Panama (1998), Thailand (1998) and Armenia (1999). Six other FIPAs have been signed but are not yet in force with South Africa (1995), Romania (1996), Croatia (1997), Lebanon (1997), Uruguay (1997), and Costa Rica (1998).

“gabbro” refers to a rock that is coarse grained igneous rock and the plutonic equivalent of the volcanic basalts.

“geochemical anomalies as an exploration technique” refers to the fact that a mineral deposit tends to leave telltale signs of its existence on the surface through traces of certain chemicals in high concentrations.  A geochemical anomaly refers to an unusual abundance of certain elements relative to surrounding or adjacent areas or have a surface chemistry unlike that which would be expected from the examination of local geological relationships.

Investigation of the formation of these geochemical anomalies can provide important clues to understanding how a mineral deposit was formed and the extent of its formation.

The results of geochemical surveys should be used in conjunction with other available sources of information to understand the formation of a probable mineral deposit and to identify locations for drilling.

“geophysical anomalies as an exploration technique” refers to the fact that the area above a mineral deposit tends to contain rock formations that differ from surrounding areas in terms of density, magnetic strength and conductivity. Such anomalies can be studied or detected by modern geophysical quantitative surveys utilizing electromagnetic, seismic waves, heat flow, gravity, and magnetism. The data is then graphed in three dimensions for viewing.

“goethite” is a mineral known as hydrated iron oxide. Its chemical formula is FeO(OH). It is an important ore of iron.

“gneiss” is a term applied to banded rocks formed during high-grade regional metamorphism.

“Exchange” refers to the TSX Venture Exchange.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves) which are not in either the development or production stage.

“granite” is a common, coarse-grained, light-colored, hard igneous rock consisting chiefly of quartz, orthoclase or microcline, and mica, used in monuments and for building.

“granitoid” is a common, coarse-grained, light-colored, hard igneous rock consisting chiefly of quartz, orthoclase or microcline, and mica, used in monuments and for building.

“g/t” refers to grams per tonne.

“hand-augering” refers to any of various tools or devices having a helical shaft or member that are powered by hand used for boring holes (such as wood, earth, or ice) or moving loose material (such as snow).

“ilmenite” refers to a usually massive iron-black mineral composed of iron, titanium, and oxygen that is a titanium ore.

“intrusion” refers to the process of emplacement of magma in pre-existing rock.

“Jurassic” refers to the second oldest period of the Mesozoic Era which began about 190 to 195 million years ago and lasted some 55 million years.

“kimberlite” refers to the volcanic or sub-volcanic rock which frequently contains diamonds.

“lapilli” is a small, solidified fragment of lava.

“laterite” refers to the hard subsurface deposit of oxides of aluminum and iron found in tropical soils where the water table fluctuates with seasonal changes in precipitation.

“lavador” refers to a Brazilian made device in which crushed ore is concentrated by agitating in water.

“lithology” is the gross physical character of a rock or rock formation.

“lode mineralization” refers to a concentration of metals in solid rock.

“m” refers to metres.

“magnetite” is a natural magnet. Its chemical formula is Fe3O4, also known as iron oxide. It forms a major component of iron ore.

“metamorphic” refers to a process through which a rock undergoes chemical or structural changes. Heat, pressure, or a chemical reaction may cause such changes.

“mineralogy” is the study of naturally occurring, usually inorganic, solid consisting of either a single element or a compound, and having a definite chemical composition and a systematic internal arrangement of atoms.

“Miocene” refers to the geologic time, rock series, or sedimentary deposits of the fourth epoch of the Tertiary Period, characterized by the development of grasses and grazing mammals.

“muscovite” refers a miceous mineral occurring as plates which are flexible and elastic.

“NSR” refers to net smelter return which is calculated based on the gross revenue of a tonne of metal less smelting and transportation cost.

“Oligocene” refers to the geologic time, rock series, or sedimentary deposits of the third epoch of the Tertiary Period, characterized by futher development of modern mammalian fauna, including the rise of the true carnivores and their gradual replacement of the creodonts.

“paleochannel” refers to an old watercourse, usually buried.

“phyllite” refers to an argillaceous rock commonly formed by regional metamorphism and intermediate in metamorphic grade between slate and mica schist.

“Precambrian” refers to the geologic time period between Hadean Time and the Cambrian Period, often subdivided into the Archean and Proterozoic eras, comprising most of the earth's history and marked by the appearance of primitive forms of life.

“Proterozoic” refers to the latter of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, a period marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms.

“pyrite” is a mineral whose formal name is iron sulfide. Its chemical composition is FeS2. Its uses are as a very minor ore of sulfur for sulfuric acid.

“pyroclastic” means of or pertaining to rock fragments formed in a volcanic eruption.

“pyroclastics” refer to particles and chunks of igneous rock ejected from a volcanic vent during an eruption.

“Registrant” refers to Vannessa Ventures Ltd.

“regolith” is the layer of loose rock resting on bedrock, constituting the surface of most land.

“saprolite” refers to surface rock which has undergone various changes as a result of weathering, including changes in volume and loss of other minerals in the original rock structure.

“schist” refers to a regionally metamorphosed rock characterized by a parallel arrangement of the bulk of the constituent minerals.

“shear” refers to the act of becoming deformed by forces tending to produce a shearing strain.

“stockworks” refers to a mineral deposit in the form of a network of veinlets diffused in the country rock.

“strata” refers to a bed or layer of sedimentary rock having approximately the same composition throughout.

“stratigraphy” is the study of rock strata, especially the distribution, deposition, and age of sedimentary rocks.

“tailings” are refuse or dross remaining after ore has been processed.

“terrane” is a series of related rock formations.

“tetrahedrite” is a grayish-black mineral known as copper antimony sulfide. It often contains other elements and is used as an ore of copper.

“tpd” refers to tonnes per day.

“tuff” is a rock composed of compacted volcanic ash varying in size from fine sand to coarse gravel.

“turbidite” is a sedimentary deposit formed by a turbidity current.

“unconformity” refers to a boundary separating two or more rocks of markedly different ages, marking a gap in the geologic record.

“veinlet” is a small or secondary vein.

Part 1

Item 1 – Identity of Directors, Senior Management and Advisers

See “Item 6 – Directors, Senior Management and Employees”.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

Selected Financial Data

Selected financial data of the Company for the five fiscal years ending March 31, 2003 are derived from the financial statements of the Company of which the three years ended March 31, 2003 have been audited by Dale Matheson Carr-Hilton as indicated in their auditor's reports which are included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 1999 and 2000 are derived from the Company's audited financial statements not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation in 1981 and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Summary of Financial Data

The following tables set forth selected financial data with respect to the Company on a consolidated basis for the periods indicated.  The information appearing below has been derived from and should be read in conjunction with the consolidated financial statements of the Company and notes thereto as well as the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

The financial statements of the Company and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and audited in accordance with U.S. auditing standards (“GAAS”).  The major differences between Canadian GAAP and U.S. GAAP that would affect the measurement of the Company's financial position, loss or cash flows are set forth in Note 15 to the accompanying Consolidated Financial Statements of the Company.

SELECTED FINANCIAL DATA

(CDN$ except Per Share Data)

	Years Ended March 31
	2003	2002	2001	2000	1999
Revenues	88,665	141,588	152,944	145,910	7,994
Net Loss	9,335,304	6,432,712	2,581,595	539,201	562,082
Loss Per Share	0.18	0.14	0.08	0.02	0.04
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Total Assets	7,977,296	11,548,315	15,581,835	10,165,758	9,769,431
Current Liabilities	1,127,181	1,474,088	508,846	208,378	224,971
Mineral Properties (included in Total Assets)	6,693,211	8,927,531	7,341,773	5,616,139	3,764,363
Deficit at End of Period	26,765,822	17,430,518	10,997,806	8,416,211	7,877,010

Share Capital
($)	32,294,745	27,504,745	26,070,795	18,331,923	17,421,470
Number of Securities (1)	54,501,353	47,643,853	46,123,473	31,117,085	29,024,774

		(Revised) (3)	(Revised) (3)
US GAAP Net Loss (Earnings) (2)	6,933,290	8,830,172	4,833,527	2,390,977	1,066,133
US GAAP Weighted Average No. Shares (2)	51,248,541	46,498,390	32,619,290	29,385,493	14,321,534
US GAAP Loss (Earnings) Per Share (2)	0.14	0.19	0.15	0.08	0.08
US GAAP Shareholders’ Equity (2)	275,284	1,097,383	7,331,938	3,931,993	5,780,097
US GAAP Mineral Properties (2)	1,798,910	2,218,489	1,865,967	0	0

Notes:

(1)

There are 58,851,353 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report.

(2)

Refer to discussion in “Item 5 - Operating and Financial Review and Prospects”.

(3)

The 2002 and 2001 U.S. GAAP reconciliation has been substantially revised from the originally issued financial statements for those years to correct errors in the application of U.S. GAAP and related disclosures and to correct numerical errors.  Details of the revisions are set out in “Item 5 - Operating and Financial Review and Prospects” and Note 15(i) to the consolidated financial statements.

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian into U.S. dollars on September 26, 2003 was $0.7382.

The following table sets out the average exchange rates for the five most recent financial years, calculated using the average of the exchange rates on the last day of each month in such periods:

	Years Ended March 31
	2003	2002	2001	2000	1999

Average for Period	0.6454	0.6386	0.6649	0.6797	0.6621

The following table sets out the high and low exchange rates for each month during the previous six months:

	August 2003	July 2003	June 2003	May 2003	April 2003	March 2003

High for Period	0.7228	0.7481	0.7492	0.7437	0.6975	0.6822
Low for Period	0.7092	0.7085	0.7263	0.7032	0.6737	0.6709

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Description of the Company

The Company was incorporated under the Company Act (British Columbia) on January 22, 1981 under the name Ida-May Resources Ltd. with an authorized capital of 10,000,000 shares.  It changed its name to Limoges Porcelaines Ltd. on October 9, 1985 and increased its authorized capital to 20,000,000 shares.  On October 20, 1998, it changed its name to Boch & Limoges Ltd. and consolidated its share capital on the basis of one new share for every 10 old shares and increased its authorized capital to 20,000,000 shares.  On July 21, 1994, it changed its name to Vannessa Ventures Ltd. and consolidated its share capital on the basis of one new share for every 2.2 old shares and increased its authorized capital to 100,000,000 shares.

The Company is a reporting issuer in British Columbia and Alberta.  The Common Shares trade on the Exchange under the symbol “VVV”, on the NASD OTC Bulletin Board Service under the symbol “VNVNF” and on the Berlin Stock Exchange under the symbol “VVT”.

The address of the head office of the Company is Suite 1710, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H1.  The telephone number of the head office of the Company is (604) 689-8927 or toll free (888) 339-6339.  The address for service and the registered and records office is located at DuMoulin Black, 10th Floor, 595 Howe Street, Vancouver, British Columbia.  The Company’s website is www.vannessa.com.

The Company is a mineral exploration company engaged in the acquisition and exploration of mineral properties primarily in Central and South America.  No commercially viable mineral deposit presently exists on any of its properties.  Further exploration will be required before a final evaluation as to the economic and legal feasibilities are determined.  The Company has a history of losses and currently has no revenues from operations.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.  Due to the nature of the Company’s business and the present stage of exploration on the Company's properties, the following risk factors apply:

We are a mineral exploration company without operating history.

We are in the business of exploring mineral properties: a highly speculative endeavor.  Only persons who can afford the total loss of their investment should make an investment in our securities.  We have not had revenues from operations to date.  All of our properties are in the exploration-stage without a known body of ore.

We do not hold interests in land, or any other form of property interest or title in any of its properties

The Company does not hold interests in land, or any other form of property interest or title in any of its properties.  The Company's interests in its properties are comprised of exclusive rights under government licenses and contracts to conduct operations in the nature of exploration, development and, in due course if warranted, mining, on the concession areas.  Maintenance of the Company's exclusive rights to conduct operations on its various foreign concessions is subject to ongoing exploration and development expenditures.  The Company's rights with respect to these concessions are also limited as to time.  The Company must develop and mine on a concession within specified periods in order to maintain its rights with respect to that concession.  Should the Company determine that a property has no economic merit, then the property is abandoned, all identifiable property costs are written off and the property reverts back to the government.

We are pursuing an interest in a property where the ownership rights are in doubt and in dispute.

While there are no operational risks in Venezuela, we are affected by political risk since we are in dispute with a state-owned corporation. The Company is pursuing an interest in the Las Cristinas Project in Venezuela however the ownership rights are in doubt and in dispute.  See “Title Dispute and Legal Proceedings” on page 36.  Substantial uncertainty exists as to the ultimate resolution of this title dispute.  The dispute is likely to be protracted and may take several years to resolve.

Our property interest in Costa Rica may be impaired by a proposed decree for a national moratorium on open pit mining.

The Company’s interest in the Cerro Crucitas Property may be impaired by the Government of Costa Rica’s proposed decree for a national moratorium on open pit mining.  See “Proposed Exploration Program” on page 49.  The proposed decree states any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the proposed decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the proposed legislation prohibiting open pit mining.  As at the date of this Annual Report, the Technical Review Committee had not approved the Environmental Assessment Study for the project.  The Ministry of Environment which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration.  The Company has notified the Canadian Government and Costa Rican Government it will proceed to the Arbitration Process under the FIPA signed between the two countries.  The Company is not able to determine at this time, the ultimate impact of the moratorium.  During Fiscal 2003, after reviewing the Company’s interest in the project, management decided to record an impairment charge of $927,020 relating to current expenditures.

We compete with other companies for the acquisition of new properties

Increasing competition exists for the limited number of mineral acquisition opportunities available.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive properties for exploration on terms it considers acceptable.

We are incorporated in a foreign country, which may affect the enforceability of civil liabilities.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company and the directors and officers of the Company is limited due to the fact that the Company and all but one director reside outside of the United States and, in respect of the non-U.S. directors and officers, their assets are located outside the United States.  Canadian courts may not:  (i) enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.  In Canada, civil rights are within the legislative jurisdiction of the Provinces.  The Provinces of British Columbia and Alberta, in which the Company and the majority of its directors and officers are resident, do not have laws for the reciprocal enforcement of judgments of United States courts.

We are a Passive Foreign Investment Company for United State Federal Income Tax Purposes which may have consequences for U.S. investors.

The Company believes that it is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources.  As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders’ Common Shares or upon receipt of “excess distributions,” unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company’s income, whether or not the income was distributed in the form of dividends or otherwise.  The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.  Otherwise, the election may only partially apply.  Further, the elections will increase the administrative and regulatory burden on the Company.  See “Passive Foreign Investment Company” on page 80.

"Penny Stock" Rules make it more difficult to trade the Company’s Common Shares.

The Company's Common Shares are "penny stock" as defined by the Securities and Exchange Commission, which might affect the trading market for the Common Shares.  Penny stocks are generally equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as the Company's common shares which are considered "penny stock", and therefore make it more difficult to sell those shares.

Our potential profitability is subject in part to matters over which we have no control.

The mining industry in general is intensely competitive and, even if commercial quantities of mineral deposits are discovered, a profitable market may not exist for the sale of the minerals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  For example, the prices of gold and diamonds have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  Mineral deposits discovered on the Company’s properties may not be economic.

We may not remain in business without obtaining additional financing.

The Company's operations do not provide any cash flow.  In the past, the Company has relied on sales of equity securities and payments from joint venture partners to meet its cash requirements.

At June 30, 2003, the Company had working capital of $47,824.  On September 10, 2003, the Company announced it had negotiated a non-brokered private placement of 13,500,000 units at a price of $0.40 per unit for gross proceeds of $5.4 million.  See “Significant Changes” on page 69.  As at the date of this Form 20-F annual report, the financing has not closed.  If and when completed, this would be sufficient to cover general and administrative costs and fund its obligations and proposed exploration programs on its properties to approximately September 2005.  Should additional properties be acquired or programs be undertaken, the Company will require additional funding.  The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties or reduce or terminate its operations on such properties.

Our foreign operations, including our operations in Venezuela, are subject to additional inherent risks.

There are no operational risks associated with the Company’s Venezuela properties, however we are affected by political risk since we are currently in dispute with a state-owned corporation.  See “Title Dispute and Legal Proceedings” on page 36.  Venezuela recently experienced political unrest in the form of street marches and demands that the current president hold a referendum to determine whether to remove him from office. An approximate two-month long general strike commenced in December 2002 and continued into February 2003. The result of the strike included shortages of oil and gas supplies in Venezuela and a severe economic downturn. The general strike in Venezuela ended in early February, but oil and gas operations are not up to full capacity. This has had no effect on our operations or exploration projects in Venezuela.

We have incurred net losses to date and may not operate profitably in the future.

The Company has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in all years of its operations.  At March 31, 2003, the Company's deficit was $26,765,822.

We depend on a number of key directors and employees and the loss of any one of the key directors or employees could have an adverse effect on the Company.

The Company depends on a number of key directors and employees: Manfred Peschke, President, CEO, CFO and Director of the Company, and Erich Rauguth, Director and Senior Mining Consultant of the Company.  The loss of any one of the named directors or employees could have an adverse effect on the Company.  The Company has entered into a management contract with a private company in which Mr. Peschke has an interest, however it has not entered into an employment contract with Mr. Rauguth.  The Company does not maintain key man insurance on any of its management.  See "Item 6 – Directors, Senior Management and Employees" and "Item 7 – Major Shareholders and Related Party Transactions".

The directors of the Company may have conflicts of interest in negotiating and concluding agreements.

Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  See "Item 6 – Directors, Senior Management and Employees" and "Item 7 – Major Shareholders and Related Party Transactions".

We are subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the foreign currencies in which we transact business.

The Company incurs costs and expenses in a variety of international currencies, primarily Canadian dollars, U.S. dollars, Costa Rican colons, Venezuelan bolivars, Guyanese dollars and Brazilian reales.  The Company's functional currency is the Canadian dollar.  All the Company's financings to date have been in Canadian dollars and will continue to be in Canadian dollars for the foreseeable future.  Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the foreign currencies in which it transacts business.  The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses relating to non-current monetary assets or liability, which are deferred and amortized over the remaining life of the asset or liability.  The Company does not engage in any activities to hedge against currency fluctuations.

Our share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's Common Shares on the Exchange fluctuated from a high of $0.98 to a low of $0.26 within the twelve month period preceding the date of this Form 20-F Annual Report.

We have shares reserved for future issuance which will result in further dilution to our shareholders and pose a dilutive risk to potential investors.

As at September 26, 2003, there were 3,725,000 stock options and 11,080,000 share purchase warrants outstanding pursuant to which Common Shares may be issued in the future, which will result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors.

We have not paid any dividends since incorporation and there are no plans to pay dividends for the foreseeable future.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the Common Shares are entitled to an equal share of any dividends declared and paid.

Item 4 – Information on the Company

Business of the Registrant

In 1994, the Company was inactive and suspended from trading on the Exchange.  The three fiscal years ending March 31, 1996 were a period of re-organization, resulting in agreements for the La Fe Concessions in Venezuela, and the Trombetas and Anaua Concessions in Brazil.

On July 21, 1994, the Company changed its name to its present name, Vannessa Ventures Ltd., and consolidated its share capital on the basis of one new share for every 2.2 old shares and increased its authorized capital to 100,000,000 shares.  During the year ended March 31, 1996, the Company issued 5,348,750 common shares for net proceeds to the Company of $1,632,500 pursuant to three private placements of units completed in 1994.  During the same year, the exercise of 1,341,299 warrants resulted in gross proceeds to the Company of $618,095.  Under new management, the Company was reactivated and re-listed on the Exchange on June 7, 1996.

During the year ended March 31, 1997, the Company secured agreements for the Ewang River Block and the Baramalli Block in Guyana and the Parima Concessions in Brazil.  See “Item 4 – Information on the Company Potaro Concessions" and "Item 4 – Information on the Company, Parima Concessions".  During the same year, Company acquired the remaining 50% interests in the Trombetas and Anaua Concessions and a 100% interest in three other blocks of concessions pursuant to the terms of the El Dorado Agreement.  The Trombetas, Anaua and Santa Rosa Concessions were written off during the year ended March 31, 2002.

During the year ended March 31, 1998, the Company secured agreements for the Yuruan Concession in Venezuela, the Uewang Permits in Guyana.  See "Item 4 – Information on the Company, Yuruan Concession" and "Item 4 – Information on the Company, Potaro Concessions".

During the year ended March 31, 1999 (“Fiscal 1999”), the Company was granted a reconnaissance permit by the Minister of Mines of Guyana to occupy the Kanuku, Marudi-Kwitaro and Upper Corentyne Concessions and conduct geological and geophysical surveys on the properties for a period of two years.  See "Item 4 – Information on the Company, Kanuku, Marudi-Kwitaro and Upper Corentyne Concessions".  During the same year, the Company secured agreements to acquire Romanex (Guyana) Exploration Ltd. which owns the Marudi Mountain Property in Guyana, as well as agreements for the Upper Uewang River Block and the Queen of Diamonds Block in Guyana.  See “Item 4 – Information on the Company, Marudi Mountain Property" and “Item 4 – Information on the Company, Potaro Concessions".

During Fiscal 1999, the Company issued 15,011,110 units at prices ranging from $0.30 to $0.45 per unit for gross proceeds of $6,477,500.  An additional $13,650 was received by the Company pursuant to the exercise of 35,000 options at $0.39 per share.  During the same period, an aggregate of 385,361 Common Shares were issued for finder's fees at deemed prices ranging from $0.45 to $0.64 per share for net consideration of $187,520.

During the year ended March 31, 2000 (“Fiscal 2000”), the Company entered into a letter of intent dated April 19, 1999, as amended August 31, 1999 and November 15, 1999, with Rohani & Associates of Doha, Qatar, United Arab Emirates ("Rohani") pursuant to which the parties agreed to form a joint venture for the exploration of the Potaro Concessions.  See "Item 4 – Information on the Company, Potaro Concessions".  Pursuant to the terms of a finder's fee agreement dated April 19, 1999 between the Company and Firyal Ruhi of Amman, Jordan, the Company agreed to pay to Mr. Ruhi a finder's fee of 10% of the aggregate amount financed by Rohani.

Pursuant to the terms of a purchase agreement dated June 1, 1999 between the Company and Boralis Holdings A.V.V. ("Boralis"), the Company purchased all of the issued and outstanding shares of Venezuelan Mining Co. Ltd., Reditus Investments A.V.V., Lexitor Management and Carson Venezuelan Venture Ltd. from Boralis for the sum of US $50,000 and the issuance of 250,000 Common Shares.  The companies jointly own 9 mining licences and 12 exploration licenses which comprise the Kilometre 88 Concessions.  See "Item 4 – Information on the Company, Kilometre 88 Concessions".

On October 15, 1999, the Company's shares were listed for trading on the Frankfurt Exchange under the symbol VV6.  The Rohani Group is part of a large diamond cutters/dealers association of which a majority of the members reside in Europe.  It was their wish to be able to buy and sell the Company’s shares in Europe and to obtain quotes locally once they became associated with the Company.  For that reason, and because the Company has some German, Swiss and Austrian shareholders, the Company decided to list its shares on the Frankfurt Exchange.  On February 14, 2002, the Company was listed for trading on the Berlin Stock Exchange under the symbol “VVT”.  At the same time, the Company terminated its listing on the Frankfurt Exchange.  The Berlin Stock Exchange is considered to be more mining oriented and management felt this would be more advantageous for the Company’s listing.

Pursuant to the terms of a share purchase agreement dated May 15, 2000 among the Company, Lyon Lake Mines (Barbados) Ltd. (“LLMB”) and Lyon Lake Mines Ltd. (“Lyon Lake”), the Company purchased 100% of the issued and outstanding shares of LLMB which is the ultimate beneficial owner of the Cerro Crucitas Property in Costa Rica.  The Company agreed to purchase all of the shares of LLMB for the sum of US $25,000, the issuance of 250,000 Common Shares to Lyon Lake and the assumption of certain obligations.  See “Item 4 – Information on the Company, Cerro Crucitas Property”.

During Fiscal 2000, 385,000 Common Shares were issued at prices ranging from $0.39 to $0.66 per share for gross proceeds of $238,650 pursuant to the exercise of options.  During the same period, 407,500 warrants were exercised at prices ranging from $0.30 to $0.72 per share for net proceeds of $193,650.  Another 609,811 performance escrow shares were issued at a price of $0.01 per share for gross proceeds of $6,098.  During Fiscal 2000, an aggregate of 650,000 Common Shares were issued for mineral interests at deemed prices ranging from $0.40 to $0.80 per share for net consideration of $446,500.  Of this amount, 200,000 Common Shares were issued in connection with the purchase of mining equipment (100,000 Common Shares at a deemed price of $0.75 per share and 100,000 Common Shares at a deemed price of $0.80 per share).  Another 250,000 Common Shares were issued at a deemed price of $0.75 per share for the acquisition of Kilometre 88 Concessions.  Another 100,000 Common Shares were issued at a deemed price of $0.40 per share for the acquisition of Romanex (Guyana) Exploration Limited, holder of the exploration rights to the Marudi Mountain Project.  The remaining 100,000 Common Shares were issued for a reduction in the purchase price of carried interests between 5% and 15% on the Trombetas, Anaua and Santa Rosa properties.  In connection with the Marudi Mountain acquisition, the Company issued 10,000 Common Shares at a deemed price of $0.40 per share as a finder's fee.  In connection with the acquisition of the Baramalli Block, Guyana, the Company issued 15,000 Common Shares at a deemed price of $0.77 per share as a finder's fee.  The Company also issued 15,000 Common Shares at a deemed price of $0.667 per share to the Mineral Deposits Research Unit of British Columbia in payment of membership fees.

During the year ended March 31, 2001 (“Fiscal 2001”), 14,301,838 Common Shares were issued at prices ranging from $0.36 to $0.72 per share for net proceeds of $7,175,722 pursuant to the exercise of warrants issued during Fiscal 1999.  During the same period, 325,000 Common Shares were issued at prices ranging from $0.39 to $0.75 per share pursuant to the exercise of stock options.  Shares issued for property acquisitions during Fiscal 2001 include 250,000 Common Shares at $1.15 per share for the acquisition of the Cerro Crucitas Project, 80,000 Common Shares at $1.15 per share for a finder’s fee relating to the Cerro Crucitas Project, and 50,000 Common Shares at $0.40 per share pursuant to the Romanex Agreement for the Marudi Mountain Property.

During the year ended March 31, 2002 (“Fiscal 2002”), the Company signed an agreement to acquire an interest in the Las Cristinas Project, Venezuela.  See “Item 4 – Information on the Company, Las Cristinas Project”.  The Company also signed a joint venture agreement with a private company, Jamshidi & Associates, to explore, develop and mine the near surface gold resources on the Marudi Mountain Property.  See “Item 4 – Information on the Company, Marudi Mountain Property”.  During the same period, 780,000 Common Shares were issued at $1.00 per share for net proceeds of $780,000 pursuant to a private placement and 717,500 Common Shares were issued at prices ranging from $0.63 to $0.96 per share pursuant to the exercise of stock options.  Shares issued for property acquisitions during Fiscal 2002 include 50,000 Common Shares at $0.40 per share pursuant to the Romanex Agreement for the Marudi Mountain Property.

During the year ended March 31, 2003 (“Fiscal 2003”), the Company completed non-brokered private placements totaling 6,000,000 units at prices ranging between $0.50 to $0.96 per share for gross proceeds of $4,095,000.  Each unit consisted of one Common Share and one share purchase warrant entitling the holder to purchase one additional Common Share at a prices ranging between $0.55 to $1.06 per share.  Finder’s fees totaling $71,000 were paid to a non-related third party.  During the same period, stock options totaling 757,500 were exercised at prices ranging from $0.95 and $0.96 per share for gross proceeds of $726,000 and 100,000 Common Shares were issued at a deemed price of $0.40 per share pursuant to the Romanex Agreement for the Marudi Mountain Property.

The Company’s policy is to fix the deemed price per share at market price at the time of any agreement to issue shares for payment of mineral property interests and equipment.  Differences occur when the issue date is different from the agreement date, such as with the Marudi Mountain Property, when shares were issuable over a five year-period.

Subsequent to Fiscal 2003, the Company completed a non-brokered private placement of 4,300,000 units at a price of $0.35 per unit for net proceeds of $1,354,500.  On September 10, 2003, the Company announced a non-brokered private placement of 13,500,000 units at a price of $0.40 per unit for gross proceeds of $5.4 million which has not completed.  See “Significant Changes” on page 69.

Business Overview

Since 1994, the Company's principal focus has been the acquisition and exploration of mineral properties in Central and South America, principally in Costa Rica, Venezuela, Brazil and Guyana.  The Company has interests in the following properties:  the La Fe Concession (Venezuela), the Yuruan Concessions (Venezuela), the Kilometre 88 Concessions (Venezuela), the Parima Concessions (Brazil), the Kanuku, Marudi-Kwitaro and Upper Corentyne Concessions (Guyana), the Potaro Concessions (Guyana), the Marudi Mountain Property (Guyana) and the Cerro Crucitas Property (Costa Rica).  The Company is also pursuing an interest in the Las Cristinas Project in Venezuela however the ownership rights are in doubt and in dispute.  See “Title Dispute and Legal Proceedings” on page 36.  At March 31, 2003, all of the Company's mineral interests were at the exploration stage.

Exploration on the Company’s properties is not affected by seasonal changes.  To conduct its exploration, the Company is dependent on sub-contractors for equipment and supplies.  These are generally available but vary in price and immediacy of availability subject to demand.

The Company does not earn any revenues from its operations although for the years ended March 31, 2003, 2002 and 2001, the Company earned interest of $88,665, $141,588 and $152,944, respectively, on deposits.  The Company has financed its operations principally through the sale of its equity securities and through joint ventures.  The Company does not have sufficient capital and liquidity to finance current operations.  Its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  See “Item 3 - Key Information – Risk Factors.”

VANNESSA VENTURES LTD.

ORGANIZATIONAL CHART

Vannessa Ventures Ltd.
(British Columbia)
100% registered and beneficial
Venezuelan Mining Co. Ltd. (Antigua)
100% registered and beneficial
Reditus Investments A.V.V. (Antigua)
100% registered and beneficial
Lexitor Management (Antigua)
100% registered and beneficial
Carson Venezuelan Venture Ltd. (Antigua)
100% registered and beneficial
Grupo Vannessa Ventures S.A. (Venezuela)
100% registered and beneficial
Vannessa de Brazil, S.A. (Brazil)
51% registered and beneficial
Eldorado Norte Empresa de Mineraçao Ltda (Brazil)
49% registered and beneficial
100% registered and beneficial
Vannessa (Guyana) Inc. (Guyana)
100% registered and beneficial
Vannessa (Barbados) Ltd. (Barbados)
100% registered and beneficial
Vannessa Holdings Corporation (Barbados)
60% registered and beneficial
Vanarde Mining Inc. (Guyana)
100% registered and beneficial
Vannessa (Aruba) A.V.V. (Aruba)
100% registered and beneficial
100% registered and beneficial
Minex Explotaciones Mineras, C.A. (Venezuela)
100% registered and beneficial
Corporacion Sor Teresita, C.A. (Venezuela)
100% registered and beneficial
Representciones Carson Gold International, C.A. (Venezuela)
100% registered and beneficial
Inversiones Yuruan C.A. (Venezuela)
100% registered and beneficial
Compania Minera El Polaco, C.A. (Venezuela)
100% registered and beneficial
Romanex (Guyana) Exploration Ltd. (Guyana)
100% registered and beneficial
Crucitas (Barbados) Limited (Barbados)
100% registered and beneficial
Vannessa de Venezuela C.A. (Venezuela)
100% registered and beneficial
95% registered and beneficial
Inversions Vipego, C.A. (Venezuela)
Minera Tapaya, C.A. (Venezuela)
Industrias Infinito S.A. (Costa Rica)
Minera Las Christinas, C.A. (Venezuela)

At June 30, 2003, the Company had working capital of $47,824.  On September 10, 2003, the Company announced it had negotiated a non-brokered private placement of 13,500,000 units at a price of $0.40 per unit for gross proceeds of $5.4 million.  See “Significant Changes” on page 69.  As at the date of this Form 20-F annual report, the financing has not closed.  If and when completed, this would be sufficient to cover general and administrative costs and fund its obligations and proposed exploration programs on its properties to approximately September 2005.  Should additional properties be acquired or programs be undertaken, the Company will require additional funding.  The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties or reduce or terminate its operations on such properties.

At September 26, 2003, the outstanding stock options and share purchase warrants represented a total of 14,805,000 shares issuable for a minimum and maximum of $10,275,350 if these options and warrants are ultimately exercised in full.  The exercise of options and warrants are completely at the discretion of the respective holders.

Organizational Structure

The chart on the previous page illustrates the corporate structure of the Company, including all subsidiaries, the respective jurisdictions of incorporation and the percentage of voting securities held directly or indirectly by the Company as at the date of this Form 20-F Annual Report.

Property, Plants and Equipment

The Company's executive offices are located in rented premises of approximately 1,800 square feet at Suite 1710, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H1, telephone:  (604) 689-8927.  The Company began occupying this facility in 1997 on a five-year lease at a cost of approximately $6,300 per month.  Subsequent to Fiscal 2003, the lease was renewed for a further one-year term expiring on July 31, 2004.  The facility is considered adequate for current needs.  The Company also has field offices in Boa Vista, Brazil; San Jose, Costa Rica; Georgetown, Guyana; Caracas, Venezuela; and Puerto Ordaz, Venezuela.

The Company is a mineral exploration company engaged in the acquisition and exploration of mineral properties in South America, principally in Costa Rica, Venezuela, Brazil and Guyana.  The Company has interests in the following properties:  the La Fe Concession (Venezuela), the Yuruan Concessions (Venezuela), the Kilometre 88 Concessions (Venezuela), the Las Cristinas Project (Venezuela), the Parima Concessions (Brazil), the Kanuku, Marudi-Kwitaro and Upper Corentyne Concessions (Guyana), the Potaro Concessions (Guyana), the Marudi Mountain Property (Guyana) and the Cerro Crucitas Property (Costa Rica).  The Company is also pursuing an interest in the Las Cristinas Project in Venezuela however the ownership rights are in doubt and in dispute.  See “Title Dispute and Legal Proceedings” on page 36.  At March 31, 2003, all of the Company's mineral interests were at the exploration stage.

Name of Property	% Ownership	Type of Exploration	Minerals	Results/Actions
VENEZUELA
La Fe	100%	Pit samples collected	diamonds and gold	On hold pending settlement of Las Cristinas dispute
Yuruan	100%	Diamond and auger drilling	diamonds and gold	On hold pending settlement of Las Cristinas dispute
Kilometre 88	100%	Inactive	gold	On hold pending settlement of Las Cristinas dispute
Las Cristinas	in dispute	Inactive	gold	Title dispute is ongoing
BRAZIL
Parima (option)	100%	None (currently closed to exploration)	gold	Not active
GUYANA
Marudi	100%	Infrastructure work and geochem	Gold	Applied for mining license
Potaro	60%	Bulk testing	diamonds and gold	Ongoing exploration
COSTA RICA
Cerro Crucitas	100%	Exploration completed; licensing process for future development pending	gold	Final development license (environmental) pending

VANNESSA VENTURES LTD. EXPLORATION PROPERTIES

Central / South America

1.

COSTA RICA

Crucitas Concession – accessible from Costa Rica’s capital San Jose via paved and gravel road by two-wheel drive vehicle.

2.

VENEZUELA

Yuruan, Km 88, Las Cristinas – accessible from the industrial City of Pto. Ordaz via paved highway.

La Fe, road access from Km 88 via paved road and gravel two-wheel drive road.

3.

GUYANA

Potaro – accessible by public road to Madia and River Potaro and continuing via company-owned ferry (1hr) to Potaro camp. The camp also has its own airstrip which is a 1 hour flight from Georgetown, the capital of Guyana.

Marudi – accessible by public road to Lethem and four-wheel drive road (120 km) to Marudi Camp.

Venezuela

La Fe Concession

Location, Description and Acquisition

The Company’s plans with respect to the La Fe Concession have been suspended pending the outcome of the Company’s dispute with CVG over the Las Cristinas Project.  See “Title Dispute and Legal Proceedings” on page 36.

Pursuant to an agreement dated January 26, 1994, as amended October 4, 1994, July 26, 1995 and October 31, 1995 (the "La Fe Agreement"), with Pan Orinoco Mining C.A. of Venezuela ("Pan Orinoco"), the Company acquired a 100% interest in the shares of Compania Minera el Polaco C.A. ("Polaco"), a Venezuelan corporation which holds a mining license for the La Fe Concession.  Pursuant to the terms of the La Fe Agreement, the Company paid Pan Orinoco US $250,000 (CDN $345,000) and CDN $100,000 in cash and issued 100,000 Common Shares at a deemed price of $0.60 per share (in settlement for an additional CDN $60,000 owed as per the October 31, 1995 amending agreement) for the acquisition of a 100% interest in Polaco.

Polaco holds a mining contract dated November 29, 1991 whereby Corporacion Venezolana de Guyana ("CVG") granted Polaco exploitation rights for gold and diamonds, alluvial and gold mineralization in a 500-hectare area known as La Fe in the Guyana Region, municipality of Gran Sabana, State of Bolivar, Venezuela for a period of 20 years.

The shares of Polaco are registered in the name of Grupo Vannessa Ventures, S.A. ("GVV"), a Venezuelan company formed to facilitate the holding of the Venezuelan interests.  A finder's fee of 200,000 Common Shares at a deemed price of $0.16 per share was paid with respect to this acquisition.

The La Fe Concession is located in southeastern Venezuela, 10 kilometres north of the Brazilian border.  The centre of the concession is at approximately 04o 31.2' North and 61o 24.8' West (UTM coordinates 501,000N; 676,000E) on 1:25,000 scale topographic map.  It is situated in the "El Polaco" diamond mining district, about eight kilometres due south of the highway running between Santa Elena de Uairen and Icabaru.

Good paved Interstate highways connect Caracas to Santa Elena via Ciudad Bolivar and Puerto Ordaz.  From Santa Elena, a primitive dirt "highway" extends west to the diamond mining districts of El Polaco and Icabaru. Practical road access to the La Fe concession would be from the road extending from Santa Elena.

The La Fe Concession contains no known body of commercial ore.  All exploration programs conducted by the Company to date have been exploratory in nature.

Local Geology

Until the 1968, alluvial diamonds and gold fold near the base of the Roraima Group were thought to be derived from these strata. All of the largest diamond discoveries in Venezuela, with the exception of those in Guaniamo have been in alluvium covering the basal part of the Roraima Group and from rivers draining these areas. There are no documented occurrences of diamonds recovered in situ from Roraima Group rocks.

In 1993, a reconnaissance of the Polaco area identified a number of outcrops along the ridge of the northern side of the La Fe Concession.  This appeared to be conglomerate, probably belonging to the basal Uairen Formation of the Roraima Group. Observations from the operations at La Hojada, 15 kilometres to the north suggest that better gold value and larger size diamonds are found in alluvial gravels near the base of such outcrop.

Exploration Conducted

In 1998, the Company contracted a Venezuelan firm to evaluate the gold and alluvial diamond potential of the La Fe Concession.  This involved geological mapping and establishing 35 kilometres of grid for the collection of soils every one hundred metres on lines fourteen lines approximately 2 kilometres long and 200 metres apart.  Two hundred and eleven samples were collected by hand-augering to depths between 3.5 and 4.5 meters and analyzed for gold.  Six small test pits were also excavated and stratigraphically sampled using a Brazilian lavador and batel for the presence of gold and diamond indicators.

Geological mapping has identified 2 saprolitic units, an alluvial gravel and an alluvial silt formation.  The alluvial gravel comprises between 15 to 20% of the total area and can be subdivided into two units. The Surucun unit comprises 10-15% of the total area and corresponds to the alluvium deposited by the Surucun River. The other is gravel derived from alluvial terraces.

Based on soil type, 184 soil samples were collected from saprolitic material, while 27 were collected from alluvium.

Distribution of anomalous samples in both alluvial material and saprolite tend to be dispersed with no obvious pattern shown in soil samples collected from the alluvium.

Pit samples were collected from a variety of geological materials.  Results are tabulated below:

Pit #	Sample Depth	Material/Stratigraphy	Sample Size	Alluvial Diamond Indicators	Gold Indicators
1	1.5 to 2.4 m	Silt	200 kg	None	Yes *
1	2.4 to 2.9 m	Silt	400 kg	None	No
2	1.5 to 2.9 m	Saprolite	180 kg	None	Yes*
3	2.0 to 2.5 m	Silt	200 kg	Yes **	Yes *
3	2.5 to 2.9 m	Silt	100 kg	Yes **	No
4	2.6 to 3.0 m	Gravel	200 kg	Yes **	No
5	2.5 to 2.9 m	Gravel	100 kg	Yes **	No
6	2.4 to 2.8 m	Saprolite	150 kg	No	No

*

indicates fine gold particles recovered from sample material.

**

indicates the recovery of small alluvial diamonds from the sample material.

The intervals between pits  average 100 metres and stretch from pit #1 to pit #6 over 600 metres.

Based on the distribution and volume of the gravels, pitting results and proximity to other alluvial diamond operations, further detailed studies and bulk sampling should be conducted to better define the types, volumes and distribution of gravels on the concession.

Based on the concentration and distribution of gold in the saprolite and alluvial, and pits, there appears to be limited potential for the discovery of an economic primary or secondary gold deposits.

Proposed Exploration Program

Based on the Company’s current financial condition, its dispute with the CVG over the Las Cristinas Project in the same area and its proposed exploration plans at the Potaro Concessions for the ensuing year, the Company has elected not to contribute significantly to further exploration expenditures on the La Fe Concession.  During Fiscal 2002, the Company grouped the La Fe, Yuruan and Kilometre 88 Concessions as an area of interest for accounting purposes.   After a review of plans and Venezuelan operations, management has determined the carrying value of the three concessions should be written down to estimated recoverable value of $250,000 during Fiscal 2003.  Future holding costs will be charged to operations as period costs until such time as more comprehensive programs are entered into.

Yuruan Concession

Location, Description and Acquisition

The Company’s plans with respect to the Yuruan Concession have been suspended pending the outcome of the Company’s dispute with CVG over the Las Cristinas Project.  See “Title Dispute and Legal Proceedings” on page 36.

Pursuant to the terms of an option agreement dated April 22, 1997, as amended July 17, 1998 (the "Yuruan Agreement"), between the Company and Ourominas Minerals Ltd. ("Ourominas"), the Company agreed to purchase all of the issued and outstanding shares of Inversiones Yuruan C.A. ("Inversiones"), a Venezuelan corporation, from Ourominas for cash payments totalling $65,000.

Inversiones holds a mining license dated November 16, 1993 whereby CVG granted Inversiones exploitation rights for gold and diamond alluvial and lode mineralization in a 500-hectare area known as Yuruan I in the Kilometre 88 district, Bolivar State, Venezuela for a period of 20 years.

The Yuruan Concession is a 500 hectare property located in the El Dorado – Km 88 gold district of the Bolivar State in south-eastern Venezuela between latitude 6 20’N and longitude 61 30’W.  The property is located in a hilly and forested terrain at elevations ranging from 150 to 300 meters, approximately 10 km west of interstate highway 10. An all season road provides access to the property.

The Yuruan Concession contains no known body of commercial ore.  All exploration programs conducted by the Company to date have been exploratory in nature.

Geology

The El Dorado – KM 88 gold and copper district comprises a north-westerly trending belt of basalts (Carichapo Group) unconformably overlain by volcanic rocks of the Caballape Formation.  These are intruded by large, variably deformed gabbroic intrusions. This belt of rocks is bounded by granitoids and gneisses of the Supamo Complex and to the south are unconformably overlain by sediments of the Roraima Group.

In addition to alluvial and eluvial deposits, surficial mining has uncovered saprolitic and hard rock gold deposits and occurrences. These include: 1) auriferous quartz veins, 2) brittle and ductile quartz veined auriferous shear zones and 3) auriferous quartz stockworks.

The area of the concession is underlain by metamorphosed basalts of the Carichapo Group which consists essentially of a sequence of massive and pillowed basalts. Although outcrop is scarce, locally derived angular basaltic float is abundant throughout the property. A 1.5 to 6.0 metre thick reddish-brown ferralitic soils rests on saprolitic bedrock. The thickness of the saprolite bedrock is expected to vary from a few metres along sloping hillsides to tens of metres in subdued topography. A thin lateritic crust covers over 30% of the concession.

Many of the drainages show evidence of small-scale placer mining activities and contain abundant angular quartz float. Production records from several cuts along the Cabo de Vela Valley indicate recoveries from 3 to 6 grams of gold per cubic metre. Eluvial and saprolitic bedrock mineralization has been exposed in a mining cut (Maria Para) along the south facing slope of Cabo de Vela Valley. Eluvial gold mineralization is associated with an argillic-kaolinitic layer containing abundant angular quartz float. This basal eluvial layer lies directly on saprolitic bedrock.

Saprolitic gold mineralization is contained within an east-west trending, fractured and weakly quartz-veined shear zone which assayed 4.8 g/t gold over a true width of 3.5 metres.

Exploration History

Previous exploration on the concession was completed by Carson Gold Corporation in 1991.  A two-phase program was completed by Consolidated Madison and Rare Earth Resources in 1993.  No further has been conducted on the claims since the acquisition of the claims by the Company in April 1997.

The 1991, Carson Gold Corporation reconnaissance exploration program included geological mapping, soil sampling and a ground VLF-EM geophysical survey.  The main results of the 1991 program were the discovery of an auriferous shear zone (Maria Para Cut) and the discovery of the two gold anomalies (Area A and Area B) in soil outlining and anomalous area 450 meters wide and 2,000 meters long.

Phase I follow-up work by Consolidated Madison and Rare Earth Resources consisted of airborne radiometrics and magnetics, soil sampling, detailed geological mapping, prospecting, rock sampling, sonic and auger drill sampling and trenching.  This work led to the delineation of a gold anomaly in saprolite open to the north and northeast along the Maria Para Grid.  Saprolite anomalies were also detected at the southern end of the Maria Para Shear Grid and a three separate location along the main grid. Quartz float carrying visible gold was also discovered.

A Phase II program consisting of auger and vibracore drilling program was conducted by Consolidated Madison and Rare Earth Resources to follow-up on a number of gold anomalies in saprolite discovered during the Phase III program. Both laterite and saprolite samples were collected from each drill site.  The Phase II program confirmed the existence of previously defined saprolite anomalies and enhanced their areal extent.

The broadest anomaly (Maria Para Grid) is 150 m long, 100 m wide and averages 0.034 oz  (1.1 g/t) gold.  Well-defined saprolite anomalies were also identified in detailed grids. All anomalies are open in one or two directions. Saprolite values within these grids average 0.033 to 0.038 oz/t gold in anomalous areas.

Based on the successful results of a 1993 exploration program of backhoe trenching, further shallow auger/vibracore drilling and diamond is recommended to further outline and quantify the numerous mineralized systems which underlie the Yuruan Concession.

Exploration conducted by the Company during Fiscal 2001 comprised of field visits, sampling integration of existing data into one database and the re-interpretation of recommendations.

In September 2001, a $100,000 program consisting of diamond and auger drilling commenced. Thirteen diamond drill holes have been sited to test anomalous gold concentrations encountered in trenches, outcropping vein material and soil sampling.  Fifty auger holes have been sited to test saprolite anomalies at the southern end of the Maria Para Shear Grid and in-fill testing between the diamond drill program.  The program was completed by March 31, 2002 and the cores are being held for future assay.

Proposed Exploration Program

Based on the Company’s current financial condition, its dispute with the CVG over the Las Cristinas Project in the same area and its proposed exploration plans at the Potaro Concessions for the ensuing year, the Company has elected not to contribute significantly to further exploration expenditures on the Yuruan Concession.  During Fiscal 2002, the Company grouped the La Fe, Yuruan and Kilometre 88 Concessions as an area of interest for accounting purposes.   After a review of plans and Venezuelan operations, management has determined the carrying value of the three concessions should be written down to estimated recoverable value of $250,000 during Fiscal 2003.  Future holding costs will be charged to operations as period costs until such time as more comprehensive programs are entered into.

Kilometre 88 Concessions

Location, Description and Acquisition

The Company’s plans with respect to the Kilometre 88 Concessions have been suspended pending the outcome of the Company’s dispute with CVG over the adjacent property, Las Cristinas.  See “Title Dispute and Legal Proceedings” on page 36.

Pursuant to the terms of a purchase agreement dated June 1, 1999 (the "Kilometre 88 Agreement"), between the Company and Boralis Holdings A.V.V. ("Boralis"), the Company purchased all of the issued and outstanding shares of Venezuelan Mining Co. Ltd. ("Venezuelan"), Reditus Investments A.V.V. ("Reditus"), Lexitor Management ("Lexitor") and Carson Venezuelan Venture Ltd. ("Carson") from Boralis for the sum of US $50,000 and the issuance of 250,000 Common Shares.  The companies jointly own 9 mining licenses and 12 exploration licenses which comprise the Kilometre 88 Concessions.  Boralis will retain a 10% carried interest in the mining rights to the Kilometre 88 Concessions up to feasibility.  On completion of a feasibility study, Boralis will have the option to participate in the development of a mine by carrying the financial costs of 10% or convert its interest to a 3.5% NSR.  Within 180 days of completion of a bankable feasibility study, the Company may exercise its option to purchase the residual interest held by Boralis (either the 10% interest should Boralis participate in the development of the mine or the 3.5% NSR, whichever is applicable at that time) for US $3.00 per ounce out of production.

Venezuelan owns 100% of the shares of Inveusions Vipego S.A. which is the recorded owner of the Unin Concession as well as 100% of the shares of Minera Tapaya S.A. which is the recorded owner the Tapaya I and II and Libertad I and II Concessions.  Reditus owns 100% of the shares of Explotaciones Mineras C.A. which is the recorded order of the concession Oro Uno 1-6.  Lexitor owns 100% of the shares of Corporacion Sor Teresita which is the recorded owner of the Sor Teresita Bloque B and Sor Teresita I and IV Concessions.  Carson owns 100% of the shares of Representciones Carson Gold International which is the recorded owner of the Bloque C and Bloque A Concessions.  The concessions acquired pursuant to the Kilometre 88 Agreement are collectively referred to as the Kilometre 88 Concessions.  The Kilometre 88 Concessions encompass approximately 40,000 acres in the Kilometre 88 District of Bolivar State, Venezuela.

The Kilometre 88 Concessions contain no known body of commercial ore.  All exploration programs conducted by the Company to date have been exploratory in nature.

Geology

The geology of the El Dorado – Kilometre 88 district is similar to the geology of the Yuruan Concession.

In addition to large alluvial and eluvial deposits, surficial mining has uncovered saprolitic and hard rock gold deposits and occurrences.  These include auriferous quartz veins, brittle and ductile quartz veined auriferous shear zones and auriferous quartz stockworks.

Exploration History

The exploration work carried out by Vengold, a previous owner and operator, was aimed at delineating a large, low-grade gold system comparable to the Las Cristinas deposit.  Their exploration work consisted of soil-geochemical sampling on a 100 m x 400 m grid, airborne magnetometer and some Induced Polarized geophysical surveys. Trenching, manual augering, power augering and vibracore drilling were employed to follow-up on soil geochemical anomalies. Specific targets were subsequently diamond drilled. A thorough evaluation of the data is presently underway. However, it is clear that Vengold never carried out a systematic program of saprolite sampling nor investigated the gold content of the tailings in the area.

During Fiscal 2001, the Company completed a detailed compilation of existing data over the Kilometre 88 claims. This involved integrating all the various geological, geochemical and geophysical databases into one consistent digital database. The geochemical database consists of (1) multi-element analyses from over 16,000 soil samples collected from over 850 km of grid lines; (2) over 6,000 analyses obtained from 10,000 metres of diamond drilling at 63 locations; (3) over 3,500 gold results from 648 auger holes; and (4) over 400 gold assays collected from over 800 metres of trenching.  The geophysical database consists of 474 airborne and 278 line kilometres of ground geophysics.  From the interpretation of this large database, six gold targets were delineated worthy of further investigation.  This includes the Tapaya pit on the Tapaya claims; the 2 South Zone and 54N zone on the Oro Uno claims; the 32N Zone on the Sor Teresita claims; the SW anomaly on the Unin claims and the NE anomaly on the Bloque C claims.

Preliminary evaluation of the work carried out to date by garimpeiros and Vengold has led to the identification of several target areas which may contain > 3 g/t gold material amenable to shallow open pit mining and subsequent processing in the Company's 100 tpd mill.  These target areas include:

1.

All tailings deposits;

2.

All existing open pits in saprolite; and

3.

Anomalous gold areas identified by Vengold soil sampling, trenching and drilling

Since the existing drilling and surface sampling database does not allow for the definition of mineable reserves, a systematic program of sampling and shallow drilling followed by open cut mining must be implemented in order to quantify reliable reserve blocks and provide the initial feed for the mill.

The exploration program shall consist of two phases:

Phase 1:

1.

Verification sampling of tailings deposits, open pits and anomalous soil results.

Given positive encouragement a thorough evaluation of the prospective areas is planned.

Phase 2:

1.

Identification and delineation of tailings reserves based on 20 m grid sampling;

2.

Channel sampling of all existing saprolite pits;

3.

Shallow drilling, using the power auger with a core-recovery attachment, in anomalous gold areas; and

4.

Extensive backhoe trenching

The Company plans to complete the Phase 1 exploration program by conducting a $50,000 verification sampling program over the 6 targets identified in its database evaluation.  This one-month program was planned to commence in January 2002 but has been suspended pending the outcome of the Company’s dispute with CVG over the adjacent property, Las Cristinas.  See “Title Dispute and Legal Proceedings” on page 36.

Proposed Exploration Program

Based on the Company’s current financial condition, its dispute with the CVG over the Las Cristinas Project in the same area and its proposed exploration plans at the Potaro Concessions for the ensuing year, the Company has elected not to contribute significantly to further exploration expenditures on the Kilometre 88 Concessions.  During Fiscal 2002, the Company grouped the La Fe, Yuruan and Kilometre 88 Concessions as an area of interest for accounting purposes.   After a review of plans and Venezuelan operations, management has determined the carrying value of the three concessions should be written down to estimated recoverable value of $250,000 during Fiscal 2003.  Future holding costs will be charged to operations as period costs until such time as more comprehensive programs are entered into.

Las Cristinas Project

Location, Description and Acquisition

Pursuant to an agreement dated July 13, 2001 (the “Original Transaction Agreement”) between Placer B-V Limited (“PBV”), an indirect subsidiary of Placer Dome Inc. (“Placer Dome”), the Company and Vannessa Holdings Corporation (“VHC”), VHC agreed to acquire all of the issued and outstanding shares of Placer Dome de Venezuela C.A. (“PDV”), a corporation organized under the laws of Venezuela which holds a 95% interest in Minera Las Cristinas C.A. (“Minca”), a corporation organized under the laws of Venezuela.  Minca was organized to explore and, if economic feasibility was established, to exploit the copper and gold deposits on the Las Cristinas Project located near Kilometre 88 in the Bolivar State of the Republic of Venezuela (the “Las Cristinas Project”).

The Las Cristinas Project consists of four contiguous concessions known as Las Cristinas 4, 5, 6 and 7.  Each concession covers an area of 5 km x 2 km.  The four concessions cover a total of 40 km2 or 4,000 hectares. On July 25, 1991, Placer Dome entered into a Shareholders Agreement with CVG to explore and, if economically feasible, produce gold from the Las Cristinas 4, 5, 6 & 7 concessions.  Pursuant to the agreement, two Venezuelan companies were formed in January 1992:  Minca has a renewable mining lease giving it the sole right to mine alluvial and vein gold on the Las Cristinas Project for a period of 20 years while Relaves Mineros Las Cristinas, C.A. (“Reminca”), 51% owned by PDV and 49% by CVG, was formed to explore and exploit tailing material.

The Original Transaction Agreement was subsequently formalized by an amended and restated transaction agreement dated July 25, 2001 (the “Las Cristinas Agreement”) between PBV, the Company and VHC, pursuant to which PBV agreed to sell its shares of PDV to VHC for the sum of US $25, its loan obligations for the sum of US $50, and all indebtedness of PDV to PBV for the sum of US $25.  As a result, the Company assumed loans due to Placer Dome affiliates and the continuing obligations of PDV under the work contract governing the development of the Las Cristinas Project.

PBV will be paid an amount equal to 2% of the net smelter return on all copper sales multiplied by the Company’s equity interest in Minca.  PBV will also be entitled to a participation in revenues from gold sales at a rate of 1% if the average gold price for the relevant fiscal quarter is below US $276, 3% if such gold price is US $276 or more but is less than US $350, or 5% if such gold price is US $350 or more, multiplied in each case by the Company’s percentage equity interest in Minca which is presently 95%.

Placer Dome has a back-in right to repurchase all assets whenever PDV has made a production decision based on a feasibility study which demonstrates that the project is economically viable to sustain an operation in excess of 4 million ounces of gold at a production rate of at least 250,000 ounces of gold per year (subject to adjustment).  If the back-in right is exercised, Placer Dome will pay the Company the equivalent of 110% of the Company’s capital costs and pre-production soft costs (subject to certain adjustments including those for debt incurred, remedying any of the Company’s defaults, if applicable, and fair market valuations).  Provided the Company has expended at least US $2 million in capital costs on the project, or has maintained the mineral and mining rights for a continuous period in excess of one year (annual cost estimated to be US $300,000), then the Company will be paid by PBV a participation equivalent to 2% of gold sales and 2% of net smelter returns on copper sales, multiplied in each case by Placer Dome’s percentage equity interest in Minca.

PDV became a wholly owned subsidiary of the Company which is now named Vannessa de Venezuela C.A. ("Vannessa Venezuela").

The Las Cristinas Project is located in the southeast corner of Venezuela in Bolivar State, approximately 760 km southeast of Caracas. The approximate geographical coordinates are N 006 12' and W 061 29'.  The Guyana border is approximately 30 km to the east, while the border with Brazil is about 250 km south of the Las Cristinas site.  The project area is 390 km by highway south-southeast of Puerto Ordaz.  Access is by a four-lane highway to Upata, a distance of 55 km, and then by a well-maintained two lane paved road to the camp turn-off at Kilometre 84.  The two-lane highway continues south to the Brazilian border.  From the turn off at Kilometre 84 a wide gravel/dirt road leads to the Las Cristinas concessions. The distance from the highway to the camp is about six kilometres.  Under normal conditions the drive from Puerto Ordaz to the camp takes five hours. Puerto Ordaz is a port city on the Orinoco River with access to the Caribbean Sea.  The city of Puerto Ordaz is served by Aeropostal and Aserca airlines, with numerous daily flights to Caracas and other major Venezuelan cities.  The nearest public airstrip is at El Dorado, approximately one hour by highway north of the camp.  A charter flight from Puerto Ordaz to El Dorado takes about one hour.  Helicopters are available at Kilometre 32 and Kilometre 33, a forty-minute drive north of the site.

Charges relating to Minca’s acquisition and exploration costs comprised the following, all of which were expensed in the year incurred:

	Year ended March 31, 2003	Year ended March 31, 2002

Administrative salaries	$ 521,403	$ 429,616
Camp expenditures	-	284,722
Community relations	93,791	197,249
General administration	193,087	226,531
Legal costs	359,397	241,605
Mining wages	-	503,275
Rent	73,495	54,569
Travel	69,626	72,883
	1,310,799	2,010,450
Acquisition cost	-	112,480
	$ 1,310,799	$ 2,122,930

Geology

The Las Cristinas concessions are located in a granite-greenstone terrain known as the Guyana Shield.  The terrain has been exposed to an intense tropical weathering process which has produced a lateritic profile (saprolite) 30 to 100 m thick. The most prominent regional feature at Las Cristinas is the strong north-northeast trending direction of gold occurrences.  Gold commonly occurs as free grains in quartz and as fracture-fillings in sulphide. Gold is spatially associated with chalcopyrite and/or pyrite and is coincident with an epidote-carbonate alteration event.

Although there are numerous gold occurrences within the concessions, the two pre-feasibility and four feasibility studies completed by Placer Dome focused on two zones: the Conductora/Cuatro Muertos Zone and the Mesones/Sofia Zone.

Exploration History

Gold was first discovered in the Las Claritas area in 1910 by General Fernandez Amparan.  At that time, gold nuggets were found in the Quebrada Amarilla.  Today, the entire Kilometre 88 area is well known for the occurrence of gold nuggets.  Sporadic mining activity was reported until the gold rush in the early 1980's.  While a plethora of miners has extracted gold from the property, no systematic modern exploration work had been completed in the area prior to the work by CVG and Placer Dome.

The only organized mining activity was carried out by the English at the Carabobo mine, in the Hoffman pit area.  It was developed around 1934 and operated until just before the Second World War began in 1939.  An attempt to establish a mine took place in 1981, however the project did not prosper.  This was followed by the uncontrolled and erratic development of the area by 5,000 to 7,000 garimpeiros.  The miners worked alluvial and saprolitic gold by hydraulic mining.  Square kilometres of jungle have been stripped, with the soil, lateritic and saprolitic portion of the regolith being washed and processed using mercury and sluice boxes. The amount of gold recovered to date is unknown.  Much of the Kilometre 88 area, and particularly Las Cristinas concessions 4 and 5, is now virtually covered with tailing.

Exploration - 1991 to Present

Placer Dome began working on the property in November 1991.  Geological mapping and sampling were initiated as well as geochemical sampling and basic geophysical programs.  The following is a brief summary of exploration techniques used at Las Cristinas by Placer Dome.

Line cutting

In 1992, north-south lines were cut every 100 m over the main resource area, with stations spaced at 50 m (eastern portion of Las Cristinas Concession 4 and western portion of Concession 5).  In 1993-94, 200 metre spaced lines were cut over the remaining Las Cristinas concessions and adjacent Minca properties (Rosalba, Minerva, Esperanza, Yusmarie and Cristi).

Geological Mapping and Sampling

All pits on the property were mapped at 1:5 000 scale.  In addition, all surface exposures in the area covered by the cut grids were mapped at 1:500 scale. Over 1,200 channel samples were collected during this mapping phase.

In 1994, the property was re-mapped using bedrock and saprolite information gained in the 1992-93 drilling campaigns.  The objectives of this program were to better define the stratigraphy, alteration and structural regimes associated with the Las Cristinas mineralization.  An additional 2,500 channel samples were collected during the new mapping phase.  All surface samples were assayed for gold.

Geochemistry

Some 3,700 samples from the upper saprolite were collected over the entire gridded area (100 m x 50 m grid in the central area and 200 m x 50 m grid in all other areas).  All samples were assayed for gold and 17 other elements. Detailed sampling using a mechanized auger was also completed.  To date some 1,100 auger samples, from 1,113 m in 95 holes, have been collected and assayed.  Surface geochemistry was quite efficient in locating exploration targets.

Geophysics

A thorough geophysical evaluation of the Las Cristinas concessions was completed. Magnetic and electromagnetic methods have proven to be the most effective in the covered area.  Details on surveys completed are as follows:

Ground Magnetometer

100 m x 50 m spacing over pre-feasibility study area and surrounding areas.

Induced Polarization

Pole/dipole survey over selected targets within Concessions 4 and 5.

Radiometry

Airborne gamma radiation was recorded with a spectrometer that differentiated the energy from the decay of radiogenic Thorium, Uranium, and Potassium.  Recordings were taken at 100 m line spacing.

Airborne Magnetic

Coverage of all Las Cristinas and Minca Concessions, at 250 m line spacing (1991) and 100 m line spacing (1994).

Transient EM

100 m x 25 m spacing over Las Cristinas concessions 4 and 5, and 200 m x 25 m coverage over the balance of Minca properties is complete or in progress.  To date, some 200 km of TEM have been completed using a 5 metre square multiturn loop with an 8 turn coil at 1.5 amps and a 285 Hz transmitter.

Tailing Evaluation

A preliminary assessment of tailing completed in 1992 indicated the possibility for a substantial secondary resource on the Las Cristinas concessions.  Tailings are refuse or dross remaining after ore has been processed.  An independent consulting firm was mandated in 1993 to complete a mapping, sampling and drilling program on the tailing located within the study area.  A geological resource estimate was produced from this program however other tailing resources are present on the concessions outside the study area.  Additional work is required to assess the resource potential of this tailing material.

Diamond Drilling

Drilling on the Las Cristinas concessions took place from 1992 to 1997.  The table below presents a summary of the drilling by year and by zone.  Drilling on the Las Cristinas concessions totaled 155,370 metres of drilling in 1,167 drill holes.

Summary of Diamond Drilling for Las Cristinas Property 1992 to 1997

Zone	Code	1992		1993		1994		1995		1996		1997		Totals
Name		Holes	m	Holes	m	Holes	M	Holes	m	Holes	m	Holes	m	Holes	m
Conductora	co	45	2,334	103	16,567	173	23,820			11	4,262	5	2,231	337	49,214
Cuatro Muertos	cm	63	3,390	70	10,470	28	1,335							161	15,195
Cordova	cc	12	531					139	19,660					151	20,191
Mesones	ms	31	1,700	16	1,057	52	9,170	25	4,440	149	21,645	10	2,329	283	40,342
Potasso	po	3	110	4	909	18	2,860	18	1,117					43	4,995
Hoffman	ho	13	467			58	8,904	3	461					74	9,832
Tailing Dam	td					30	4,074	17	2,537					47	6,611
Wildcat	wc					24	3,591	3	196					27	3,787
East Cristinas	ec			8	995			8	542					16	1,537
Factor Analysis	fa							13	1,961					13	1,961
Stockpile	sp							10	1,420					10	1,420
Ground water	gwp							5	284					5	284
Totals		167	8,532	201	29 998	383	53 754	241	32 619	160	25 907	15	4,560	1 167	155,370

Placer Dome commenced construction of the US $600 million Las Cristinas gold mine in August 1997 but the project was suspended in January 1998 pending resolution of an ownership dispute before the Supreme Court of Venezuela relating to the gold and copper mining rights at Cristinas 4 and 6.  In June 1998, the Supreme Court of Venezuela ruled in favour of Minca, confirming that it had the sole and exclusive mining rights over all Las Cristinas concessions including 4 and 6.  Construction activities resumed in May 1999 but were suspended on July 15, 1999 due to changed gold market conditions and lower prices.  Since 1991, Minca has expended in excess of US $170 million, including US $25 million in capital infrastructure and community support, to determine reserves and the economic viability of the Las Cristinas deposit.

The Las Cristinas Project has been the focus of a significant amount of exploration, test work and engineering studies carried out primarily between 1991 to 1997 by Placer Dome. The work culminated in the definition of a resource estimate, two pre-feasibility studies, and four feasibility studies, the most recent completed by Minca in collaboration with Placer Dome Technical Services in April 2000.  The studies evaluated large-scale open pit plans that contemplated mining hard rock and saprolite ore.

Given gold prices and our understanding of the Las Cristinas deposit, the Company was recommending a new direction for the project, focusing on a staged approach for the development of the deposit.  The intention was to reduce the up-front capital exposure, and hence risk, to allow the learning that inevitably occurs to be of benefit to the construction of the later stages.  Stage one development would have focused on the smaller, saprolite resource, which is estimated to be less expensive to mine and to process.  Saprolite is a term that describes near-surface, oxidized and heavily weathered rock.  Saprolites are often found in tropical environments and other areas that have not been glaciated.  Saprolites exhibit the in situ structure of the original rock but has much reduced strengths, similar to those of a soil.  The Las Crucitas saprolite also has well-defined mineral content, and given that the material requires no blasting, minimum comminution and contains oxidized "free-gold", it represents an attractive deposit.  The Company had been compiling, integrating and interpreting existing data and studies to build-on and develop a saprolite-based bankable feasibility study.  This was discontinued in November 2001 when the CVG took over control of the property and no further work has been done by the Company on the Las Cristinas Project pending resolution of the title dispute described below.

Title Dispute and Legal Proceedings

Since August 2001, CVG board members have refused to recognize the Company’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government cancelled the mining rights held by Minca and took possession of the properties.  A number of legal applications, proceedings and jurisdictional disputes have arisen between Company, CVG and government authorities over the concessions.

Minca is claiming:

•

CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.

•

Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

•

It has, or should have continuing rights to all concessions.

The Company has retained legal counsel locally and internationally to initiate proceedings and appeals in respect of its claims for rights to the concessions.  As at the date of this Form 20-F Annual Report, legal proceedings and applications in process in relating to Minca’s rights to the concessions include:

1.

On January 18, 2002 Minca commenced a constitutional protection action to appeal the decision issued by CVG to cancel Minca’s rights to the concessions.  On March 20, 2002, the First Court of Administrative Appeals declared the appeal to be inadmissible.  Minca appealed this decision to the Supreme Court of Justice, which agreed with the First Court that constitutional protection was not required, since the existing contract regulates the process of dealing with disputes, consultation or arbitration.

On May 2, 2002 Minca notified CVG and MEM of its intention to invoke the arbitration proceedings specified in the agreement.  The request for formal arbitration was filed with the Supreme Court of Justice on May 30, 2002.  As at the date of this Form 20-F Annual Report, arbitration has not commenced.

2.

On March 2, 2002 MEM issued resolution #036 to extinguish Minca’s concessions for alluvial and vein copper.

On April 18, 2002 Minca filed an appeal with MEM seeking to void resolution #036.  As at the date of this Form 20-F Annual Report, MEM has not decided on the appeal.

3.

On March 6, 2002 the Venezuelan Ministry of Energy and Mines issued resolution #035 to reassume full rights over ownership of the extinguished Las Cristinas gold concessions.

On May 3, 2002 Minca filed an appeal to the Supreme Court to judicially nullify resolution #035 in respect of Minca’s rights to gold from the concessions.  As at the date of this Form 20-F Annual Report, the Supreme Court of Justice had not issued a ruling on the appeal.

4.

On May 7, 2002 a Presidential decree was published in the Official Gazette of the Bolivarian Republic.  The decree reserved to the State through MEM the rights to gold from the Las Cristinas region.

On May 15, 2002 (amended June 27, 2002) Minca filed an appeal to the Supreme Court of Justice to nullify the Presidential decree.

On July 15, 2002 the appeal was admitted for hearing at a future date.  As at the date of this Form 20-F Annual Report, the appeal had not been heard.

5.

Vannessa de Venezuela filed a legal action against CVG claiming the corporation did not comply with its obligation as a shareholder and used its privileged position as a shareholder to act against the interests of the company.

In a decision on January 23, 2003 the Court ruled that Vannessa de Venezuela had a legitimate interest and legal standing and that its petition was legally sustained.  As at the date of this Form 20-F Annual Report, no ruling had been made by the Court.

6.

On March 12, 2002 a Presidential Decree #1962 claims the Las Cristinas copper concession to be a national reserve.  This decree is based on the same foundation as decree #1757 which reserves the gold rights to the Nation.  Minca has filed a nullity action against this decree on both constitutional and legal grounds and the court has admitted this action.  As at the date of this Form 20-F Annual Report, no ruling had been made by the court.

7.

On March 27, 2003 the Political Administrative Chamber of the Venezuelan Supreme Court admitted a lawsuit filed by Minca of a nullity action in respect to the contract between CVG and Crystallex, asking the Court to cancel the contract between CVG and Crystallex involving rights to the Las Cristinas project.  The Supreme Court decided Minca has legal standing to request the nullity action to be heard and admitted the legal actions.

8.

On June 17, 2003 the Political Administrative Chamber of the Venezuelan Supreme Court ordered a judicial inspection of Las Cristinas to determine the physical condition of the assets and the Court declared a writ filed by CVG objecting to the inspection as untimely.  The court order is no longer subject to appeal.  As of the date of this Form 20-F Annual Report, the inspection was pending.

International Arbitration

The Company has formally notified the Venezuelan Government it would seek compensation by international arbitration under the Foreign Investment Protection Agreement (FIPA).  This process calls for a preliminary six-month period of dialogue between the parties.  Should no agreement be reached during that time, the Company has the option at any time for up to three years after first becoming aware of the infractions under FIPA to go to arbitration claiming compensation.  The six-month period has expired and the Company is now in a position to enact international arbitration.

Substantial uncertainty exists as to the ultimate resolution of Minca’s rights and title issues.  There is also uncertainty as to the scope of future legal and administrative costs required to continue legal proceedings.

Management is of the opinion actions taken to extinguish Minca’s rights and status in respect of the concessions were taken inappropriately and Minca will successfully regain its rights and title to the concessions.  There is no certainty Minca or the Company will be successful in their attempts to establish title rights or Vannessa’s actions will result in any economic benefit or recovery of costs incurred to date and future costs.  The dispute is likely to be protracted and may take several years to resolve.

Management is not able at this time to determine the likelihood the Company will regain its rights to the Minca/CVG work contract or if the actions initiated by the Company will be successful.

The current political and economic climate in Venezuela may further impact resolution of these issues.

Brazil

Parima Concessions

Location, Description and Acquisition

Pursuant to the terms of a letter of intent dated October 26, 1996 (the "Parima Agreement") between the Company and Mineraçao Parima Ltda. of Boa Vista, Brazil ("Mineraçao Parima"), the Company was granted the right to earn up to an 85% interest in the Parima Concessions.  By making a cash payment of $40,657 ($30,000 U.S.), the Company acquired the right to enter into a formal option agreement.  Should the Company exercise this option, it will be entitled to earn an 85% interest in all the concessions by spending exploration funds totaling $170,000 U.S. per concession over three years and making a series of payments to the vendor totaling $60,000 U.S. per concession over thirty months.

Mineraçao Parima is the titleholder of the Parima Concessions which is comprised of 15 concessions covering an area approximately 335,000 hectares in the Serra Parima Region of the State of Roraima in Brazil.  The Brazilian federal government recently lifted certain mining restrictions and state government institutions are in the process of changing their laws to accommodate mining activity in the region.  The Company and Mineraçao Parima will jointly endeavor to secure necessary exploration permits.  Once exploration permits are secured for the Parima Concessions, the Company will enter into a formal agreement with Mineraçao Parima.  Until exploration permits are secured and a formal agreement has been entered into with Mineraçao Parima, the Company is not required to conduct any exploration on the Parima Property to keep it in good standing.

The Parima Concessions are within 30 miles of a paved highway which connects Venezuela with Boa Vista, the capital of the State of Roraima, Brazil.  There are also several bush airstrips which can be utilized by the Company once exploration commences on the property.

The Parima Concessions contain no known body of commercial ore.  During Fiscal 2003, due to uncertainties over the process of changing laws to accommodate future mining in the region, management decided to record an impairment charge reducing the carrying value of its interest to $1. Future holding costs will be charged to operations as period costs until such time as more comprehensive programs are entered into.

Proposed Exploration Program

As at the date of this Form 20-F Annual Report, the Company has not conducted any exploration on the Parima Concessions.  No exploration programs are proposed to be conducted on the Parima Concessions until exploration permits have been secured and a formal agreement has been entered into with Mineraçao Parima.

Guyana

Kanuku, Marudi-Kwitaro and Upper Corentyne Permissions (Reconnaissance Area)

Location, Description and Acquisition

On October 30, 1998, Vannessa (Guyana) Inc. ("Vannessa Guyana") was granted a permit by the Minister of Mines of Guyana to occupy the Kanuku, Marudi-Kwitaro and Upper Corentyne Permissions and conduct geological and geophysical surveys on the properties for a period of two years, during which time the Company can select up to 20 prospecting concessions.  Upon granting of the permit, the Company paid US $50,000 to the Minister of Mines of Guyana for the first twelve months of the permit.  An additional US $100,000 was paid by the Company on October 30, 1999 for the second twelve months of the permit.

The three Permission areas collectively comprised approximately five million acres in southern Guyana. The Upper Corentyne Permission is bordered on the east by Suriname and is accessible via boat and/or small airplane from a number of Amerindian villages.  The Kanuku and Marudi-Kwitaro Permissions are located on the western side of the country and are both accessible by road from Georgetown or by air from Lethem or Aishalton.  During Fiscal 2001, the Company applied for and received prospecting licences covering approximately 780,000 acres.

The Kanuku, Marudi-Kwitaro and Upper Corentyne Permissions contain no known body of commercial ore.

Geology

The region is primarily underlain by a complex of granites and metamorphic rocks, cut by few unaltered dolerite dykes. The oldest rocks are metamorphic in character (Kanuku Complex) are of Archean age and are bordered to the south by Proterozoic metasediments (Kwitaro Group) and granites (Southern Guyana Granite Complex). This area experienced profound faulting during the Jurassic and has resulted in the North Savannas Rift Valley.  The valley was subsequently covered by sediments.

Due to the remoteness, rainforest cover and generally poorly understood tropical weathering processes in Southern Guyana very little sustained or systematic evaluation for mineral deposits has been conducted, despite the fact that it shares many geological, lithological and structural elements found in similar and productive geological terranes.  A number of geological models for gold, diamonds and base metals have been developed after an extensive review of the available geological literature and exploration data.

Exploration History

Vannessa holds approximately 780,000 acres of prospective ground in the Guiana Shield of Guyana. This acreage hosts numerous geological similarities to areas of primary diamond occurrences such as Guaniamo in Venezuela and Dachine in French Guiana within the Guiana Shield.  Initial exploration, which included satellite radar imagery, aeromagnetic data re-appraisal, diamond indicator heavy mineral sampling and electron probe analysis, identified nine high priority diamond targets, four gold targets and two platinum targets all worthy of further exploration.

To test the nine high priority diamond targets, a 120 heavy mineral sampling program commenced in August 2001.  Over 40 samples have been collected to date and have been shipped to a mineralogical laboratory for processing and identification of diamond indicator minerals. The program is estimated to cost $75,000 and was completed by the end of October 2001. Concurrently with the diamond program, a 30-day follow-up program commenced on one high priority gold target just northeast of the Company's Marudi Mountain Project in September 2001.  A $35,000 program of mapping, rock sampling and soil sampling will evaluate gold in silt anomalies obtained from an initial survey.  This program has been completed and the analysis of the samples is ongoing.

Proposed Exploration Program

During the coming year, the selection of concessions to be retained as well as care and maintenance are proposed for these concessions.  After a review of plans, operations and selection of interests in this area during Fiscal 2003, management of the Company determined an impairment charge for current and prior expenditures totaling $573,078 was required to reduce the carrying value to estimated recoverable value for the prospecting license.

Potaro Concessions

Location, Description and Acquisition

Through agreements with various landowners, the Company has acquired exploitation rights to concessions in the Potaro Mining District of Guyana outlined below.  The Potaro Concessions are accessible by highway and by riverboat from Mahdia.  The Company also completed construction of an airstrip which enables twin engine aircraft to fly to the Potaro Concessions in 1.5 hours from Georgetown.

Ewang River Block

Pursuant to the terms of a joint venture agreement dated September 16, 1996 and a financing agreement dated September 18, 1996 (the "Ewang Agreement") between Vannessa Guyana and Edward Garnet Hopkinson of Georgetown, Guyana ("Hopkinson"), Vanessa Guyana was granted an option to acquire up to an 80% interest in eleven exploration licences known as the Ewang River Block with Hopkinson retaining a 20% interest.  In consideration of Vannessa Guyana financing 100% of the exploration costs, Hopkinson has agreed to convert his 20% interest into graduated participating royalties based on the value per cubic metre of alluvial diamonds and gold recovered from the Ewang River Block as follows:

Value Per Cubic Metre Averaged Over Three Month Operating Period (US $)	Percentage of Production Paid

$0-$3	2%
$31-$40	3%
$41-$50	6%
$51-$70	8%
$70-$100	10%
Over $100	20%

Vannessa Guyana has the option to buy out the foregoing royalties for US $3 million (the "Buy-Out Option") which can be a combination of royalty and lump-sum payments at any time but not after Hopkinson has received US $1.5 million in royalties.  If the Buy-Out Option has not been completed by the time US $1.5 million in royalty payments have been made, then the royalty payments set out in the table above shall continue for the duration the Ewang Agreement is in effect.

Vannessa Guyana has also agreed to pay Hopkinson a 0.5% net smelter royalties on all gold produced by hard-rock mining operations.  Vannessa Guyana has the option to buy out the 0.5% net smelter royalty at any time for a one-time payment of US $1 million.

The Ewang River Block encompasses 11,758 acres in the Potaro Mining District #2, Potaro River Area, Guyana.  It contains no known body of commercial ore.

Uewang Permits

Pursuant to the terms of a joint venture agreement dated October 17, 1997, as amended September 20, 1998 (the "Uewang Agreement") between Vannessa Guyana and Michael Viera of Georgetown, Guyana ("Viera"), Viera agreed to assign to Vannessa Guyana the exclusive exploration rights of two medium scale exploration licences, known as the Uewang Permits, for consideration as follows:

1.

US $3,000 payable in advance for the first year (paid);

2.

US $10,000 payable in each of the second, third, fourth and fifth years, due on the respective anniversary dates on the signing of the Uewang Agreement; and

3.

US $50,000 payable in advance for the sixth year and each subsequent year, due on the respective anniversary dates of the signing of the Uewang Agreement.

Vannessa Guyana has also agreed to pay Viera 7.5% of gross production for both gold and diamonds produced by alluvial mining operations so long as the 7.5% royalty exceeds US $3,000 in the first year, US $10,000 in the second, third, fourth and fifth years and US $50,000 in the sixth and subsequent years.  Viera is entitled to a 0.75% net smelter return derived from hard rock mining operations.  Vannessa Guyana has the option to purchase at any time the alluvial rights for the sum of US $500,000 and the 0.75% net smelter return for US $1.5 million.  Upon receipt of a mining permit on the Uewang Permits, Vannessa Guyana shall become the sole and exclusive mining operator on the property.

The Uewang Permits, issued as PPMS/051/95 and PPMS/052/95, total 2,255 acres located in the Potaro Mining District #2, Upper Potaro River area in the vicinity of the Uewang River.

The Uewang property contains no known body of commercial ore.

Upper Ewang River Block

Pursuant to the terms of an agreement dated December 8, 1998, (the "Upper Uewang Agreement") between Vannessa Guyana and Azeem Baksh of Georgetown, Guyana ("Baksh"), Baksh agreed to sell to Vannessa Guyana 100% interest in five exploration licences for a property known as the Upper Uewang River Block in the Potaro Mining District #2, Guyana, totalling approximately 5,295 acres.

Consideration payable by Vannessa Guyana to Baksh is as follows:

1.

During exploration under prospecting permits, Vannessa Guyana has agreed to pay Baksh a 7.5% royalty on gold and diamond production from the Upper Uewang River Block, net of any government royalties payable, with the sole exception of any gold recovered by Baksh during exploration activities;

2.

Operating under mining permit or mining license, Vannessa Guyana has agreed to pay Baksh the same 7.5% royalty as stipulated in the foregoing paragraph, however Vannessa Guyana has the option to buy out the 7.5% royalty for US $1.5 million.  Any royalty paid under paragraph 1 or 2 will be applied to the US $1.5 million buy-out.  This arrangement will stay in effect until Baksh has received US $1.5 million; and

3.

At the anniversary of receiving a mining permit or mining license, Vannessa is obliged to pay Baksh a minimum US $30,000 annual royalty, which amount is applied to the overall royalty payable for the year from production.  The minimum royalty is payable in cash or Common Shares, at Vannessa Guyana's option.

Upon Vannessa Guyana supplying sufficient exploration to convert the prospecting permits to a mining license, Baksh agrees to execute an assignment of its interest in and to the Upper Ewang River Block to Vannessa Guyana and Baksh agrees to execute transfers of title to Vannessa Guyana.  Limited exploration on this Block was inconclusive and as of the date of this Annual Report, negotiations for the cancellation of the Upper Uewang Agreement are ongoing.

The Upper Ewang River Block contains no known body of commercial ore.

Queen of Diamonds Block

Pursuant to an agreement dated December 10, 1998 (the "Queen of Diamonds Agreement") between Vannessa Guyana and Hopkinson, Hopkinson has agreed to sell to Vannessa Guyana 100% interest in nine exploration licences for a property known as the Queen of Diamonds Block in the Potaro River area, Guyana, totalling approximately 9,918 acres.

Consideration payable by Vannessa Guyana to Hopkinson is as follows:

1.

During exploration under prospecting permits, Vannessa Guyana has agreed to pay Hopkinson a 7.5% royalty on gold and diamond production from the Queen of Diamonds Block, net of any government royalties payable;

2.

Operating under mining permit or mining license, Vannessa Guyana has agreed to pay Hopkinson the same 7.5% royalty as stipulated in the foregoing paragraph, however Vannessa Guyana has the option to buy out the 7.5% royalty for US $3.0 million.  Any royalty paid under paragraph 1 or 2 will be applied to the US $3.0 million buy-out.  This arrangement will stay in effect until Hopkinson has received US $1.5 million at which time Vannessa Guyana will have the option of buying out Hopkinson by paying the balance of US $1.5 million or by continuing to pay the 7.5% royalty to Hopkinson as long as Vannessa Guyana mines on the property.

3.

At the anniversary of receiving a mining permit or mining license, Vannessa is obliged to pay Hopkinson a minimum US $30,000 annual royalty, which amount is applied to the overall royalty payable for the year from production.  The minimum royalty is payable in cash or Common Shares, at Vannessa Guyana's option.

Upon Vannessa Guyana supplying sufficient exploration to convert the prospecting permits to a mining license, Hopkinson agrees to execute an assignment of its interest in and to the Queen of Diamonds Block to Vannessa Guyana and Hopkinson agrees to execute transfers of title to Vannessa Guyana.

The Queen of Diamonds Block contains no known body of commercial ore.

Pepper Creek Property

Pursuant to the terms of a letter agreement dated July 21, 1999, as amended March 14, 2000 (the "Pepper Creek Agreement") between Vannessa Guyana and Michael Viera of Georgetown, Guyana ("Viera"), Viera agreed to sell to Vannessa Guyana eleven prospecting permits, known as the Pepper Creek Property, for US $3,000 (paid).

During exploration, Vannessa Guyana has also agreed to pay Viera 7.5% royalty, to a maximum of US $4 million, on gold and diamond production, net of any government royalties payable, subject to a 1% NSR for all other minerals recovered during exploration.  At Vannessa Guyana’s request, and once sufficient exploration data has been accumulated, Viera will apply for a mining permit or conversion to mining license.  At the anniversary date of receiving a mining permit or mining license, Vannessa Guyana is obliged to pay Viera a minimum of US$30,000 annual royalty which is applied against the overall royalty payable for the year from production.  The minimum royalty is payable in cash or Common Shares at the Company’s option.

The eleven prospecting permits comprising the Pepper Creek Property total approximately 12,500 acres located in the Potaro Mining District #2, Potaro River area.

The Pepper Creek Property contains no known body of commercial ore.

Joint Venture

Pursuant to a letter of intent dated April 19, 1999, as amended August 31, 1999 and November 15, 1999 (the "Rohani Agreement") between the Company and Rohani & Associates of Doha, Qatar, United Arab Emirates ("Rohani"), the parties agreed to a joint venture for the exploration of certain Potaro Concessions referred to as the Maple Creek Concessions.  On February 28, 2000, Rohani paid the Company a non-refundable sum of US $250,000 for an accelerated phase II exploration program which was completed on February 28, 2000.

On February 29, 2000, Rohani exercised its option and Vannessa (Aruba) A.V.V. (“Vannessa Aruba”), a wholly owned subsidiary of the Company, and Rohani entered into a formal agreement for the joint exploration of certain of the Potaro Concessions.  The Rohani JV superseded all prior agreements and understandings between the Company and Rohani.  Pursuant to the terms of the joint venture agreement, Vannessa Aruba and Rohani agreed to form a joint venture company, Vanarde Mining Corporation (“VMC”).  Vannessa Aruba has agreed to assign 100% of its mining rights to certain of the alluvial diamond concessions in the Potaro District to VMC in return for 60% of the outstanding shares of VMC.  In return for 40% of the outstanding shares of VMC, Rohani has agreed to invest US $2.2 million into VMC which is payable on demand by the Company during the mine construction/ exploration period which began March 1, 2000 and ends on or before December 31, 2000.  Rohani has the right to acquire 100% of all diamonds recovered, however VMC shall receive the highest cash value based on two independent appraisals.  Rohani has also committed to accept and market 100% of future production runs in exchange for a marketing fee equal to 10% of the gross proceeds from each sale.  In addition, Rohani shall have the right of first refusal to participate in the exploration of the Ewang River Block.

Pursuant to this agreement, advances totaling CDN $2,999,304 have been received from the Rohani, net of finders’ fees.  This advance was designated to acquire specific capital assets and to undertake exploration programs.  Accordingly, for accounting purposes, capital assets acquired for the agreed upon exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

The Maple Creek concessions are alluvial diamond concessions.  During Fiscal 2003, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan.  Based on results from this program, management determined the areas tested were not economic.  Accordingly, the Company recorded a current period impairment charge of $1,210,853 equal to costs incurred, net of recoveries from diamonds samples.  The program identified additional areas within the concession which are currently under evaluation.  In the ensuing fiscal year, management intends to fully evaluate the current program to determine the feasibility of the overall concessions.

Geology

The area lies within a fractured system of northeasterly trending groove-like rectilinear valleys and joints.  One major fracture runs in a northeasterly direction essentially parallel to the Potaro River up to the Uewang River mouth and swings into an eastern direction.  This fractured system seems to have affected both the Roraima sediments and the underlying volcanics.

The variation of the level of the underlying suite of rocks suggests possible folding before the Roraima formation was deposited.  Essentially flat-lying and horizontal beds of gravely and pebbly sandstone form an unconformity with the crystalline basement.

Workings for diamonds and gold are ubiquitous within the Maple Creek area.  Several parts of the creek have been diverted in its course for the purpose of working the streambeds.  Workings for the colluvium are also evident.  Most of the past mining activities were concentrated around the confluences of ravines where alluvial flats have developed.  One kilometre up the Maple Creek where there is an ox-bow bend, old workings are extensive.

Some workings for gold were observed within the laterite environment that marks an absence of white sands and angular quartz fragments.  This indicates that the gold is most likely derived from the laterite.  Exposure of quartz veins or veinlets were absent which leaves unknown the style of mineralization present in the area.

Rounded gold nuggets, as well as fine gold, were recovered from alluvium and from the white sand cover and sandstone formation, exposed in the ravine heads on the right bank of the creek.  Heavy mineral concentrates produced from the Roraima Formation derivatives show an associated abundance of black sand, magnetite and ilmenite.

Exploration History

The Maple Creek alluvial diamond and gold deposit is located in central Guyana in the Potaro mining district.

The Maple Creek deposit is situated within a large, ancient riverbed, or paleochannel, that was discovered by the Company through the use of ground penetrating radar (GPR).  Ground penetrating radar is the general term applied to high-resolution techniques which employ radio waves to detail and map subsurface features.  This discovery marks the uncovering of a hidden, unexploited river channel that remains open to both the north and south.  Along its northern trace, the channel widens and deepens with limits yet to be determined.  Thus the volume of mineable gravels may increase as more information is available.

Through GPR and trenching, a 4.2 kilometre segment of the channel has been well defined, however satellite imagery reveals that the channel likely continues north for a considerably greater distance.   Within the mapped area, the average width has been measured at 327 metres with the average depth at 19 metres. The deepest point measured to date is 45 metres.

Bulk sampling from 32 sites recovered 2,347 carats which were sold at an average price of $206/carat.  The diamonds were of excellent quality, being 70% octahedron, mostly white and with very few inclusions.  The largest stone recovered weighed 5.65 carats.  Eight of the bulk sample sites were also tested for gold, resulting in the recovery of 80 ounces.  Further exploration is ongoing.

The Company is also exploring the Potaro I, II and III claims, where recent mapping, ground-penetrating radar surveys, trenching and bulk sampling identified an unexploited diamondiferous and gold-bearing paleochannel that hosts the Maple Creek deposit.

Three phases of GPR surveys have been completed on the claims to date, the last included 3 long reconnaissance outside of the Potaro 1 claim boundaries.  Preliminary interpretation of these lines suggests sections of alluvial channel material.  More detailed GPR surveying and bulk testing of these channels is recommended.

Proposed Exploration Program

A bulk testing program is currently in progress on the Maple Creek portion of the concessions.  The program is estimated to cost approximately $250,000 and will be completed by January 2004.  The Company will report on the results as soon as they are received.  After a review of plans and operations in this area during Fiscal 2003, management of the Company determined impairment charges totaling $1,954,746 were required on the remaining Potaro Concessions to reduce the carrying value to estimated recoverable value.

Marudi Mountain Property

Acquisition

Pursuant to the terms of a letter agreement dated December 8, 1998 (the "Romanex Agreement") between the Company and Sutton Resources Ltd. ("Sutton"), Sutton agreed to sell to the Company a 100% interest in its wholly owned subsidiary, Romanex (Guyana) Exploration Ltd. ("Romanex") which holds a 100% interest in an exploration license to the Marudi Mountain Gold  Project in southern Guyana.  Consideration payable by the Company to Sutton is as follows:

1.

Pay to Sutton:

(i)

100,000 Common Shares on closing (issued on April 29, 1999);

(ii)

While the Romanex Agreement is in good standing on each anniversary of closing to and including the fifth anniversary, 50,000 additional Common Shares.  As at the date of this Form 20-F Annual Report, all 250,000 Common Shares had been issued at a deemed price of $0.40 per share;

(iii)

Sutton agrees to offer the Common Shares to the Company at market price of 10 days prior to selling them on the open market.

2.

Conduct such programs as are necessary to keep the Marudi Mountain Property in good standing;

3.

Within 36 months of closing, complete a pre-feasibility study to bring the Marudi Mountain Property to production;

4.

Before the sixth anniversary of closing, make a production decision and subject to electing to proceed at that time, agree to pay Sutton quarterly out of production US $10.00 per ounce of gold produced.  Such payment may be at the Company's election, be satisfied by the issuance of the Company's shares to Sutton based upon the average trading price of the Company's shares on the principal Canadian stock exchange on which such shares are traded for the thirty days preceding the date of said production.  If the Common Shares are not then trading, then the payment to Sutton shall be made in cash;

5.

Romanex Management Ltd. shall retain a net profits royalty of 3% (up to a maximum of US $3 million) if the Marudi Mountain Property goes into production after Sutton's Tanzania Kabanga Nickel Project or a 5% net profits royalty (up to a maximum of US $5 million) if the Marudi Mountain Property goes into production prior to Sutton's Tanzania Kabanga Nickel Project.

The Government of Guyana will, at the time a feasibility study recommending production on the Marudi Mountain Property is delivered to the Government of Guyana, initially receive a 10% equity interest in Romanex at no cost.  After eight years of production, the Government of Guyana may purchase an additional 10% equity interest in Romanex at fair market value.  After ten years but before the expiration of the twelfth year of production, the Government of Guyana may purchase an additional 15% equity interest in Romanex at fair market value.  The Government of Guyana will retain a 5% net smelter royalty which is reduced to 3% during the period in which the Company is recovering its costs of putting the Marudi Mountain Property into production.

Pursuant to a finder's fee agreement dated April 25, 1998 between the Company and A-Q Marketing Corporation ("A-Q"), a finder's fee of 10,000 Common Shares was issued to A-Q on April 29, 1999 in connection with the Company's acquisition of the Marudi Mountain Property.

Location and Description

The Marudi Mountain Property consists of one exploration license covering 5,574 hectares located in the Rupununi Mining District of southwestern Guyana.  The property is centred on Marudi Mountain in extreme southwestern Guyana at 2°15'N latitude and 59°10'W longitude. It is 35 kilometres southeast of Aishalton.  Surface access to Aishalton is possible via Lethem from Boa Vista in Brazil and from Georgetown.

The surface route from Georgetown to Lethem, about 500 km, has been used to mobilize equipment and vehicles and provide drilling supplies to the Marudi project since 1991. This route was significantly upgraded during 1991 and 1992 from Lethem northward to Karupukari - the crossing point on the Essequibo River.

At the Georgetown end, the road has benefited from the Omai development and is reasonable to Maburi Hill.  The Maburi Hill to Karupukari section, which is about 100 kilometres, is very difficult and can be impassable during wet periods. Diesel and gasoline have been supplied to the project by truck from Boa Vista, Brazil through the border at Lethem and then southeast for 120 km through Dadanaw to Aishalton.

A good track leads southeast from Aishalton over 10 km of savanna to the forest edge at Bush Mouth. From Bush Mouth to Marudi Mountain, another 27.5 km, the track gradually deteriorates.  Four-wheel drive is essential and during rainy season, a farm tractor and trailer, sometimes assisted by a caterpillar tractor, is the dependable means of supply.

A camp that can accommodate up to 25 people is maintained throughout the year.  Other than the Company's camp, there is no infrastructure to the property and no access to power transmission lines.

Joint Venture

On March 23, 2002, the Company entered into a joint venture agreement with Nazinin Jamshidi & Associates (“Jamshidi”), a private company related to the Maple Creek deposit, to explore, develop and mine gold resources at the Marudi Mountain property.  Under terms of the agreement, the Company would assign specific areas of its mining rights to an operating company to be formed.  Jamshidi agreed to contribute a total of $1.2-million to the Company to provide funds for the acquisition of capital assets and operating infrastructure in return for a 45% interest in the operating company.  In addition, Jamshidi would receive a 3% interest in Romanex.  A finder’s fee of 10% was payable to a non-related third party.

The Company received advances totaling US $80,000 however the joint venture was annulled by mutual agreement on September 10, 2003.

Regional Geology

Marudi Mountain is near the geographic centre of the Precambrian Guyana Shield. The oldest rocks at Marudi are assigned to the Marudi Formation, one of five belts or large rafts (hundreds of square kilometres each) of metamorphosed sediments and volcanics included in the Kwitaro Group. These rafts or enclaves are separated from each other by granitic rocks of the Southern Guyana Granite Complex.

Phyllites, biotite-muscovite schists, quartzites and amphibolite are the main components of all the Kwitaro Group formations. Quartzite as used in this submission is a pseudoquartzite resulting from the metamorphic crystallization of siliceous exhalite. Near Marudi, there is a small stock called the Marudi Granodiorite. It is considered to be post tectonic and is thought be associated with the gold mineralization.

Local Geology and Mineralization

The geology of the concessions consists of steeply dipping, auriferous, magnetite-bearing pseudoquartzites sandwiched between formations of metamorphosed sediments (muds) and volcanics (andesite). The pseudoquartzites, which show gold mineralization to the maximum depth tested of over 220 meters, may have been mineralized by a near-by granitic stock (Marudi Granite). The upper twenty to fifty meters of the rocks in the area have been weathered to saprolite.

The Mazoa Hill deposit is the most important concentration of gold identified to date on the Marudi Mountain property. Gold occurs within a stratigraphic unit of quartz-magnetite iron formation (called quartzite) which strikes north 40 to 50 degrees west and dips about 75 degrees southwest. The gold-bearing block of quartzite is limited to the northeast by a stratigraphic and structural footwall of meta-andesite. Thin bedded iron formation lies unconformably on the southeast contact. A steep northeast-trending fault truncates the northwest end of the quartzite block and several faults of similar attitude are suspected in the area of difficult drilling at the southeast end of the drilled area.

At surface the rectangular outline of the gold zone is 70 to 80 metres wide, 170 metres long is oriented northwest, and forms a prominent topographic knob at the northwest end of a narrow linear ridge. The ridge extends to the south southeast for 900 metres and is suggestive that the quartzite zone may act as a spine of the ridge.

The other concentration of gold is centred at Marudi Ridge. The stratigraphy is represented by three distinct subsections, including a footwall of andesite flows, a middle section of carbonate and quartzite which contains the gold mineralization, and an upper section of fine clastics. The general strike of the quartzite zone is approximately east-west although the zone appears to be folded in a wide arch.

Exploration History

The Marudi Mountain Property was first investigated in the late 1930's.  However, considerable exploration was done in the late 1940's, the early 1980's and in the 1990's.  The latest work programs were conducted in 1994 by Romanex Management Ltd. of behalf of Sutton Resources Ltd. ("Sutton") and included some 14,322 lineal meters of diamond drilling in 72 holes.

Although many auriferous pseudoquartzite showings and gold soil/boulder anomalies have been located, only, two gold mineralized zones have been tested to date; the Mazoa Hill and Marudi Ridge deposits.

The majority of the recent drilling (43 holes) has been conducted on the Mazoa Hill deposit, which averages some eighty meters wide and 160 meters long. Drilling by Sutton has outlined a mineral deposit with 7,500,000 tonnes with an average grade of 1.83 grams gold per tonne.   For the most part, the amount of drilling on the Mazoa Hill has been adequate to assess its potential within close limits. A major exception to this is the lack of testing on the thick weathered portion of the deposit.

Nineteen diamond drill holes were drilled by Sutton on the Marudi Ridge deposit and Sutton outlined gold mineralization of approximately 1,400,000 tons grading 1.82 g Au/tonne.  This zone which has an average width of some twenty to twenty-five meters has been tested over a length of 220 m.  The Marudi quartzite zone, which may constitute the spine of Marudi Ridge, remains open to depth and along strike for a distance of 1,000 meters.  Possible secondary zones of enrichment in the weathered portion of the deposit have not been adequately tested.

Additional work to define additional quartzite in areas other than Mazoa Hill and Marudi Ridge was carried out by Sutton at various times during past exploration programs.  Five other prospects have been identified on the property but only limited exploration has been conducted.

Various companies have conducted metallurgical testwork.  The work to-date shows good to excellent gold recoveries, ranging from 65% gold recovery in just 26 days on a simulated cyanide heap-leach test, to 98% for a standard grinding, jigging, and CIP cyanide process.

Exploration conducted by the Company during Fiscal 2001 included establishing property lines, reinterpretation of existing data, mapping and sampling of alluvial workings.  Further evaluation was completed during Fiscal 2002.  Emphasis was put on improving the access to the property.  Activities during Fiscal 2003 were limited to care and maintenance.

Proposed Exploration Program

Mining of the existing hard-rock resource does not provide sufficient returns at current gold prices (US $380).  Future effort will be directed toward increasing the potentially exploitable ounces of gold to a higher level.  This will involve evaluating and testing a number of known alluvial, eluvial, colluvial and saprolite targets on the property by mapping, grid sampling, trenching and drilling.  This includes:

1.

A broad-spaced reconnaissance drill program on the weathered portion of the Marudi Ridge deposit;

2.

Grid geochemical sampling and mapping of the extension of the Marudi Ridge deposit; and

3.

Grid geochemical sampling of the five quartzite showings.

As at the date of this Annual Report, the Company is holding meetings in the surrounding communities in preparation for an environmental study to apply for drilling permits.

Costa Rica

Cerro Crucitas Project

Location and Description

Pursuant to the terms of a Share Purchase Agreement dated May 15, 2000 (the “Crucitas Agreement”) between the Company, Lyon Lake Mines (Barbados) Ltd. (“LLMB”) and Lyon Lake Mines Ltd. (“Lyon Lake”), the Company purchased 100% of the issued and outstanding shares of LLMB which is the ultimate beneficial owner of the Cerro Crucitas Project in Costa Rica.  The Company purchased all of the shares of LLMB for the following consideration to Lyon Lake:

(1)

Cash payment of US $25,000 (paid);

(2)

The issuance of 250,000 Common Shares at a deemed price of $1.15 per share (issued June 9, 2000);

(3)

Payment of certain payables of Lyon Lake totalling US $357,606 (paid);

(4)

Payment by Lyon Lake of all indebtedness and payables of LLMB and its subsidiaries not exceeding US $142,000 (paid);

(5)

Assumption of Lyon Lake’s obligation to pay a royalty of US $1,000,000 within 60 days from the date an exploitation permit is granted in respect of any of the concessions; and

(6)

Payment of a net smelter royalty of 1% on all production from start-up to a maximum of US $20 million.

On June 9, 2000, the Company also issued 80,000 Common Shares at a deemed price of $1.15 per share to Yorkton Securities Inc. as a finder’s fee for the Cerro Crucitas Property.

The Cerro Crucitas Project is an advanced exploration project consisting of 10 mining concessions covering an area of 176 square kilometres in north-central Costa Rica, 105 km north of San Jose and 16km northeast of the small town of Coopevega, in the province of Alajuela. The San Juan River that forms the border with Nicaragua is located 5km north of the Cerro Crucitas site.

Access to the site from San Jose is via paved highway to Santa Rosa. From Santa Rosa there are two routes to the site, each of about 40 km in length. Both routes are gravel and clay-packed secondary roads that can be in very poor condition after heavy rains. Under normal conditions, the drive from San Jose to the project site can take about five hours.  A nearby private airstrip, located some 12 km from the property, has been used and is still available.

An exploration camp has been constructed at the site that accommodates about 80 people.  The camp structures were built with concrete brick walls and concrete floors, and have been under care and maintenance since exploration was suspended by Lyon Lake.

Geology

The Crucitas gold deposits are contained within altered rocks of felsic dome complexes of probable Middle Miocene age, or within altered trachyandesite to dacite flows with interbedded lapilli tuffs and breccias. The basement to this succession is composed of distal marine turbidites, probably Oligocene, that were faulted and folded before deposition of andesitic and basaltic volcanic rocks lying immediately below the felsic pyroclastic and dome and breccia units.  Younger basalts originally covered the entire felsic sequence and are locally preserved, possibly masking additional dome complexes. Late-stage diabase dyke complexes cut the felsic units.

Gold occurs within altered felsic volcanic rocks. The most important alteration event is a pervasive quartz-adularia-pyrite overprint on earlier alteration, probably including in some areas intense silicification. The picture is complicated by local intense clay alteration. Gold in the unweathered rocks was deposited in at least two pulses; an early disseminated phase with quartz-adularia-pyrite, followed by at least two stages of veining. The earlier veins appear to have been quart-adularia-pyrite; these were then cut by veins with pyrite and minor amounts of quartz.

The observed metallic mineralogy in the un-oxidised rock is simple. Pyrite is most common, with subordinate amounts of chalcopyrite, covellite, Ag-bearing tetrahedrite, acanthite and argentian gold.  The gold occurs as rounded inclusions in pyrite or as angular grains in quartz-adularia veins. In the weathered material, pyrite has been altered to goethite, with inclusions of gold. The fineness of the gold does not appear to vary from place to place, suggesting that there has been no “relocation” of the gold during weathering. However, there is a distinct tendency for the silver content to be markedly less above the weathering contact, suggesting a breakdown of silver-bearing species and migration of silver during weathering.

Structural controls on mineralisation are not clearly understood, but it appears that there are conjugate sets of fractures in generally northwest and northeast directions. It has been conjectured that the intersections of these zones may have acted as locii for mineralizing fluids.

Weathering of the various rock types has resulted in the development of a variable thickness of saprolite, with a relatively thin layer of lesser weathered material known as saprock between the saprolite and the un-weathered bedrock. In many cases, the definition of these units, and also of the surficial overburden, is somewhat subjective. In general in the area drilled, the overburden unit ranges from 0 to about 20 metres, averaging about 2 metres; saprolite ranges from 0 to about 60 metres, averaging about 13 metres; and saprock ranges from 0 to about 50 metres, averaging about 6 metres.

There are two well-defined gold-bearing zones, Fortuna and Botija, and a third less well-defined zone known as Fuentes to the south-west of Fortuna. Other zones may be present, given the scattered intersections observed in areas where drilling is sparse

The larger zones are both centered on felsic dome and flow complexes in a thick pile of intermediate flows and pyroclastic rocks; Fuentes is in slightly less acid flow rocks.

Exploration History

The Crucitas Project was initially explored in 1992 by a small geological consulting firm, who recognized the geological potential of the area and who later applied for the mineral concession.  The basis of this initial exploration was that prospective volcanic rocks and structural features suitable for the formation or epithermal deposits underline the area.  The property was optioned to Placer Dome in 1992 and regional stream sampling by Placer Dome led to the initial discovery of anomalous gold values.

In 1993, further stream sediment sampling, soil geochemistry, and geologic mapping were carried out to define drill targets. Diamond drilling commenced in October 1993 when the mineral concessions were legally granted. The first hole intersected what is now known to be the central part of the Botija Zone.  Drilling and other exploration work continued each year until 1996 by which time sufficient data was available to complete a resource estimate and a pre-feasibility study in late 1996.

Exploration work by Placer Dome and Lyon Lake totalled approximately US $32 million.  This includes 247 diamond drill holes, 16 geotechnical holes, and 138 auger holes which combine to provide a total of 36,300 metres of drilling. The bulk of the drilling was carried out by Placer Dome and gold assay data is available for most of this drilling. Silver assays were taken for most, but coverage is not complete.

In November 1998, Placer Dome sold the project to Lyon Lake who completed a 100 trado drill hole program and commissioned Cambior Project and Construction Group Ltd. (“Cambior”), along with several consultants, to prepare a new feasibility study that was completed (and revised) in August 1999.  The Company acquired the Crucitas Project from Lyon Lake in May 2000 and has been collecting the various studies and data sets from the authors over time.

Proposed Exploration Program

Between April 2001 and March 2002, the Company directed its resources towards completing a number of environmental impact studies in advance of obtaining all necessary permits for the mining of the gold-enriched saprolite portion deposit.  The exploitation permit has been received and the Company plans to conduct the following after it receives the environmental permit:

1.

In-fill auger and diamond drilling to confirm existing grade and upgrade inferred resources to the reserve category. This work is estimated to cost $200,000 and take 3 months.

2.

Simultaneously with the drilling program, test work is required to confirm the grinding characteristics of the saprolite and to establish floatation and gravity recoveries.  This testing should cost approximately $50,000 and take a similar time to complete.

3.

Finalization of a detailed mine plan on the basis of the results of the above studies and the BGC Engineering scoping study.  Costs for this plan are estimated at $40,000 and will take approximately two months.

Updating capital and operating quotes and incorporating results of the above studies to complete a bankable feasibility study. Several different mining scenarios will be tested to evaluate the economics of the project and include cases with (a) new equipment costs and mine ownership of mobile equipment; (b) new equipment costs and a mining contractor carrying out all mine-related tasks; and (c) used equipment costs and mine owned equipment. Most of this work will likely be completed in-house in parallel to the three activities above. Final review and approval by an independent engineering company should cost approximately $50,000.

The Company has advanced the Cerro Crucitas Property to a stage where full production is intended.  The Company was awaiting receipt of an environmental permit when the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining on June 7, 2002.  The proposed decree states any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the proposed decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the proposed legislation prohibiting open pit mining.

As at the date of this Annual Report, the Technical Review Committee had not approved the Environmental Assessment Study for the project.  The Ministry of Environment which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration.  The Company has notified the Canadian Government and Costa Rican Government it will proceed to the Arbitration Process under the FIPA signed between the two countries.

There is uncertainty as to the effect of the proposed decree on the Company’s ability to commence production.  The Company is not able to determine at this time, the ultimate impact of the moratorium.  During Fiscal 2003, after reviewing the Company’s interest in the project, management decided to record an impairment charge of $927,020 relating to current expenditures.

Cutris, Alajuela

In February, 2002 an agreement was signed by the Company’s wholly owned subsidiary, Industrias Infinito, S.A. for an option to acquire three properties for a total price of $550,000 US.  The agreement required Infinito to pay a non-refundable deposit of $43,731 ($27,500 US).  The properties are located in Cutris, in the province of Alajuela totaling approximately 412 hectares in size.

During Fiscal 2003, after a review of the Company’s interest in Cutris, management decided not to proceed with its option to acquire the three properties and has written off the expenditure.

Item 5 – Operating and Financial Review and Prospects

The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended March 31, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.  The Company’s financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP and audited in accordance with U.S. GAAS.  Differences between Canadian GAAP and U.S. GAAP, as applicable to the Company, are set forth in Note 15 to the accompanying Consolidated Financial Statements of the Company.

The Company has made revisions to the consolidated financial statements for March 31, 2002 and 2001 based on comments received from the SEC.  These revisions are reflected in the 2003 financial statements but are still subject to SEC review.

Critical Accounting Policies

The Company’s accounting policies are set out in Note 2 and 15 of the accompanying Consolidated Financial Statements.  Due to the nature of the mining business, the policy relating to the capitalizing of mineral property interests may not be readily understood.

All of the Company’s mineral property interests are at the exploration stage.  Costs incurred for exploration or development are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.  Capital assets which are dedicated to use for specific properties are capitalized together with costs incurred to the property to which they relate.  Carrying values as reported on the balance sheet ($6,693,211 at March 31, 2003, $8,927,531 at March 31, 2002 and $7,341,773 at March 31, 2001) may not necessarily reflect actual present or future value. Recovery of carrying costs is ultimately dependent upon future commercial success or proceeds from disposition of the mineral interests.

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

Under U.S. GAAP exploration, certain development costs and acquisition costs which have been capitalized in the accounts under Canadian GAAP would be recorded as period expenses where full unrestricted exploitation or extraction rights are not established or if the Company is not able to determine value for purposes of performing an impairment analysis.

At March 31, 2003, the Company had not established exploitation rights on its mineral property interests nor are mineral interests sufficiently advanced to determine economic reserves or value.  Accordingly, for U.S. GAAP purposes the exploration costs deferred under Canadian GAAP would be expensed in the periods incurred.  Capital assets dedicated to specific exploration properties are categorized under Exploration Stage Mineral Property Interests and are capitalized for U.S. GAAP purposes as they retain their character as capital assets.  For U.S. GAAP purposes this processing equipment is being amortized using the rates and methods outlined in Note 2(b) of the consolidated financial statements of the Company.

Operating Results

Year Ended March 31, 2003 Compared to the Year Ended March 31, 2002

The Company incurred a net loss of $9,335,304 or $0.18 per share for Fiscal 2003 compared to a net loss of $6,432,712 or $0.14 per share for Fiscal 2002.  Contributing to the increased net loss in Fiscal 2003 were general and administrative expenses of $2,521,774, impairment charges of mineral property interests totalling $6,781,250 ($87,139 for acquisition and current expenditures on the Parima Concessions in Brazil, $927,020 on current expenditures on the Cerro Crucitas Project in Costa Rica, $3,242,025 for current expenditures and other carrying amounts on the Maple Creek and Potaro Concessions in Guyana, $573,078 for current expenditures and other carrying amounts on the Kanuku, Marudi-Kwitaro and Upper Corentyne Permissions in Guyana, $641,189 for current expenditures and other carrying amounts on the La Fe, Yuruan and Kilometre 88 Concessions in Venezuela and $1,310,799 for current expenditures on the Las Cristinas Project in Venezuela), $43,731 relating to a non-refundable deposit for the Cutris Alajuela Property in Costa Rica and a loss of $77,214 on disposal of capital assets.  This was offset by interest earned on cash balances totalling $88,665.  The impairment at Potaro was taken because of less than economic recoveries from one of the two Maple Creek paleo-channels, in addition to the cost associated with the re-deployment of equipment to the second channel. The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with the CVG over the Las Cristinas issue, which could negatively influence the Company’s other holdings in Venezuela   See “Title Dispute and Legal Proceedings” on page 36.  In comparison in Fiscal 2002, general and administrative expenses were $1,800,278 and impairment charges of mineral property interests were $4,774,022 ($2,010,450 for write-down of expenses on the Las Cristinas Project in Venezuela, $1,255,073 for acquisition costs and $49,772 for exploration expenditures on the Trombetas, Anaua and Santa Rosa Concessions in Brazil, $1,346,247 on acquisition and exploration expenditures on the La Fe, Yuruan and Kilometre 88 Concessions in Venezuela and an impairment charge of $112,480 for acquisition costs at Las Cristinas).  This was offset by interest earned on cash balances totalling $141,588.

General and administrative expenses increased during Fiscal 2003, most notably in the category of stock based compensation at $700,004 (Fiscal 2002 - $nil).   The Company has adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires all stock-based awards made to non-employees and employees be measured and recognized using a fair value based method.  Recognition of these awards applies only to awards granted in fiscal years commencing on or after January 1, 2002.

During Fiscal 2003, the Company granted 1,720,000 stock options to directors and employees.  Options totaling 60,000 expired during the period. Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.5036 per option for a total value of $866,192.  Assumptions used in this model were as follows:

	2003	2002
Risk-free interest rate	4.2%	N/A
Dividend yield	0%	N/A
Volatility factor	46%	N/A
Expected option life	5 years	N/A
Allocation of stock based compensation cost was as follows:
	2003	2002
Charged to operations	$ 700,004	$ -
Charged to mineral interests	166,188	-
	$ 866,192	$ -

Mineral property costs deferred during Fiscal 2003 totalled ($2,234,320) compared to $1,585,758 during Fiscal 2002.  Capital assets decreased from $902,299 for Fiscal 2002 to $608,013 for Fiscal 2003.

The Company is not adversely affected by foreign currency fluctuations.  The Company incurs costs and expenses in a variety of international currencies, primarily Canadian dollars, U.S. dollars, Costa Rican colons, Venezuelan bolivars, Guyanese dollars and Brazilian reales.  The Company's functional currency is the Canadian dollar.  All the Company's financings to date have been in Canadian dollars and will continue to be in Canadian dollars for the foreseeable future.  Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the foreign currencies in which it transacts business.  Although this has not had a materially adverse affect on the Company's results of operations to date, this may have a materially adverse affect on the Company's results of operations in the future.  The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses relating to non-current monetary assets or liability, which are deferred and amortized over the remaining life of the asset or liability.  The Company does not engage in any activities to hedge against currency fluctuations.  For the year ended March 31, 2003, net gain/loss resulting from foreign currency fluctuations was immaterial.  The Company is not aware of any government currency policies or regulations which may affect the Company's operations.

Management periodically evaluates the economic viability of its mineral properties by reference to exploratory results generated both internally and by independent mining engineers.  Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and cost, the likelihood of positive or negative changes to the environment, permitting, taxation, labour and capital costs.  There cannot be a predetermined hold period for any property as geological or economic circumstances render each property unique.

The Company’s operations are not adversely affected by inflation.

Year Ended March 31, 2002 Compared to the Year Ended March 31, 2001

The Company incurred a net loss of $6,432,712 or $0.14 per share for Fiscal 2002 compared to a net loss of $2,581,595 or $0.08 per share for Fiscal 2001.  Contributing to the increased net loss in Fiscal 2002 were general and administrative expenses of $1,800,278, a write-down of expenses of $2,010,450 at Las Cristinas, impairment charges of mineral property interests totalling $2,651,092 ($1,255,073 for acquisition costs and $49,772 for exploration expenditures on the Trombetas, Anaua and Santa Rosa Concessions in Brazil and $1,346,247 on acquisition and exploration expenditures on the La Fe, Yuruan and Kilometre 88 Concessions in Venezuela) and an impairment charge of $112,480 for acquisition costs at Las Cristinas.  This was offset by interest earned on cash balances totalling $141,588.  By comparison in Fiscal 2001, general and administrative expenses were $1,044,300 and impairment charges of mineral property interests were $1,690,239 ($1,108,931 for exploration expenditures on the Trombetas, Anaua and Santa Rosa Concessions in Brazil, $10,766 for exploration expenditures on the Parima Concessions in Brazil and $570,542 for exploration expenditures on the La Fe Concession in Venezuela) which was offset by interest earned on cash balances of $152,944.

General and administrative expenses increased during Fiscal 2002, most notably in the categories of investor relations at $863,099 (Fiscal 2001 - $212,579) and travel and accommodation at $185,027 (Fiscal 2001 - $118,199).  Investor relations expenses increased in Fiscal 2002 due to the engagement of Monaco Capital & Communication S.A.M. (“Monaco”) as investor relations consultants for the European and North American market ($284,000 – Fiscal 2002; $124,525 – Fiscal 2001 not provided by Monaco), news releases, printing brochures and videos ($223,896 – Fiscal 2002; $30,080 – Fiscal 2001), increased postage and courier costs ($128,000 – Fiscal 2002; nil – Fiscal 2001), consulting and miscellaneous fees ($124,374 – Fiscal 2002; nil – Fiscal 2001) and increased travel, tradeshows and conventions ($102,829 – Fiscal 2002; $57,974 – Fiscal 2001).  In July, 2001, the Company entered into an agreement with Monaco for a period of one year at a total cost of $387,500.  Investor relations services provided by Monaco entailed assisting the Company with expanding its shareholder base by introducing new investors in the U.S. and in Europe.  As at the year-end, prepaid services of $103,500 are included in prepaid expenses.  The investor relations contract has since expired.  The increase in travel and accommodation expenses is mainly due to new property investigations.

Mineral property costs deferred during Fiscal 2002 totalled $1,585,758 compared to $1,292,803 during Fiscal 2001.  Capital asset additions during Fiscal 2002 totalled $17,607, consisting mainly of processing equipment for Potaro, compared to $102,857 during Fiscal 2001 which consisted mainly of production machinery.

Year Ended March 31, 2001 Compared to the Year Ended March 31, 2000

The Company incurred a net loss of $2,581,595 or $0.08 per share for Fiscal 2001 compared to a net loss of $539,201 or $0.02 per share for Fiscal 2000.  Contributing to the net loss in Fiscal 2001 were general and administrative expenses of $1,044,300 and a write-down of mineral properties of $1,690,239 ($1,108,931 on exploration expenditures for the Trombetas, Anaua and Santa Rosa Concessions in Brazil, $10,766 for exploration expenditures on the Parima Concessions in Brazil and $570,542 for exploration expenditures on the La Fe Concessions in Venezuela).  This was offset by interest earned on cash balances of $152,944.  By comparison in Fiscal 2000, general and administrative expenses were $722,354, which was offset by interest earned on cash balances $145,910 and the recovery of accounts payable $37,243.

General and administrative expenses increased during Fiscal 2001, most notably in the categories of consulting fees at $139,210 (Fiscal 2000 - $68,880), investor relations at $212,579 (Fiscal 2000 - $42,758), office wages and fees at $94,749 (Fiscal 2000 - $64,027) and travel and accommodation at $118,199 (Fiscal 2000 - $91,560).  The increases in consulting fees, office administration wages and travel and accommodation is attributable to new property investigations and the due diligence process for the acquisition of the Cerro Crucitas Project.  Investor relations expenses increased in Fiscal 2001 due to the commencement of trading of the Common Shares on the NASD OTC Bulletin Board Service.  The Company engaged U.S. media consultants and participated in mining conferences to increase investor awareness in the U.S.

Mineral property costs deferred during Fiscal 2001 totalled $1,292,803 compared to $1,851,776 during Fiscal 2000.  Capital asset additions during Fiscal 2001 totalled $102,857, consisting mainly of production machinery, compared to $989,047 during Fiscal 2000 when the Company acquired mining exploration equipment totalling $852,506 for use in its planned exploration programs at the Potaro Concessions in Guyana.

US vs. Canadian GAAP

The financial statements are prepared using Canadian GAAP which do not differ materially from U.S. GAAP with respect to the accounting policies and disclosures except as set out below:

The 2002 and 2001 U.S. GAAP reconciliation has been substantially revised from the originally issued financial statements for those years to correct errors in the application of U.S. GAAP and related disclosures and to correct numerical errors.  Details of the revisions are set out in (i) below.

(a)

Under Canadian GAAP exploration, certain development costs and acquisition costs have been capitalized in the accounts (Note 5 of the consolidated financial statements).  Under U.S. GAAP such costs would be recorded as period expenses where full unrestricted exploitation or extraction rights are not established or if the Company is not able to establish recoverable value from expected future cash flows for purposes of performing an impairment analysis.

The Company at the year end had not established unrestricted exploitation rights on any of its mineral property interests nor are mineral interests sufficiently advanced to determine recoverable value.  Accordingly, for U.S. GAAP purposes the exploration and acquisition costs deferred under Canadian GAAP would be expensed in the periods incurred.  Capital assets dedicated to specific exploration properties as set out in Note 5(c)(i) of the consolidated financial statements are categorized under Exploration Stage Mineral Property Interests and are capitalized for U.S. GAAP purposes as they retain their character as capital assets.  For U.S. GAAP purposes this processing equipment where in use, is being amortized using the rates and methods outlined in Note 2(b) of the consolidated financial statements.

(b)

The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock Based Compensation”, for options issued to employees and non-employees.  This statement requires the Company to establish a fair value based method of accounting for stock based compensation plans.

In prior years, the Company elected to follow Accounting Principles Board Opinion No. 25 ‘Accounting for stock issued to employees’ (APB 25) in accounting for its employee stock options.  Under APB 25, no compensation expense has been recognized.  In the current year, management decided to recognize all stock options issued to employees using the fair value approach.  This represents a change in accounting policy and accordingly, prior years results have been restated to reflect the new accounting policy.

The application of the change in policy resulted in $649,333 increase in compensation expense, which is offset as contributed surplus included in shareholders equity and Nil for the years ended March 31, 2002 and 2001 respectively.   Current year opening deficit increased by $649,333 from the restatement of prior year results.  (See Note 15(i) of the consolidated financial statements).

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options at the issuance date.  In determining the fair value of these stock options, the following assumptions were used:

2003

2002

Risk free interest rate

4.21%

4%

Expected life

5 years

5 years

Expected volatility

 46%

100%

Expected dividends

    -

-

(c)

In Fiscal 2003 and 2002, for U.S. GAAP purposes the Company applied Statement of Financial Standards (“SFAS”) No.144 in accounting for the impairment or disposal of long-lived assets.  Under “SFAS” 144 the  Company tests assets for impairment in carrying value whenever events or circumstances indicate that the  Company may not be able to recover the assets carrying amount.  In periods prior to Fiscal 2002, the Company applied SFAS 121, “Accounting for the impairment of long-lived assets and long-lived assets to be disposed of”.

An impairment loss is measured as the excess of carrying amount of an asset or group of assets over fair value.  Fair value is determined using expected net present value by reference to undiscounted expected future cash flows from operations or from future sale net of selling or abandonment costs.

SFAS 144 requires separate tests for assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale.

SFAS 144 does not differ materially from Canadian GAAP requirements for impairment and recoverability tests for long-lived assets.

(d)

Under U.S. Industry Guide 7, the Company’s mineral property interests are classified in the exploration stage as none of the interests have proven reserves as at March 31, 2003, 2002 and 2001 which are established by the Company to be both economically recoverable and legally extractable.

The Company has internally categorized all long lived assets into the following groupings:

Capital Assets – general as set out in Note 4 to the consolidated financial statements.  These assets include sub-categories for those in use and not in use.

For assets in use:

Computer equipment, software and office equipment:

There have been no circumstances or events to indicate recoverability has been impaired or that the company will not realize the carrying value through use and continued amortization based on utilization.

Mining equipment and automotive equipment:

These categories represent various non-dedicated moveable mining and testing equipment that are in use on company projects.

There have been no events and circumstances during the 2003, 2002 and 2001 fiscal where the carrying value of the non-dedicated mining and processing, and automotive equipment assets was indicated to be less than fair value.

(e)

In 2002, for U.S. GAAP purposes $95,000 in cash restricted from general use would be shown separately on the face of the balance sheet.  There are no cash restrictions as at the current year end.  (See Note 2(k) of the consolidated financial statements).

(f)

As at the March 31, 2000 year end, 637,499 shares were held in escrow subject to release only upon approval of regulatory authorities.  On September 1, 2000, 609,811 of the escrow shares were approved for time based release whereby:  25% of the shares became free-trading on that date and 25% will become free-trading at each of the 12, 24 and 36 month anniversaries from the date of approval.

Under U.S. GAAP, compensation expense is recorded as at the date of approval at fair value.  Fair value was determined using the Black-Scholes pricing model.  No compensation expense was recorded for the escrow shares released in 2003 and 2002 as the full compensation expense was recorded in 2001 when the escrow shares were approved for time based release.

As at the year ended March 31, 2003 the Company had 568 (2002 – 568) performance based escrow shares remaining in escrow.  During the 2002 fiscal year, 27,100 of the escrow shares were cancelled, leaving 568 still subject to performance criteria.

(g)

Under U.S. GAAP performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied.  Accordingly, such shares are excluded from the computation of the weighted average number of shares outstanding.

(h)

If accounting principles generally accepted in the United States were followed, the effects on financial statement presentation of reconciling items would be:

	March 31
	2003	2002	2001
	$	$	$
		(Revised)	(Revised)

Balance Sheet Items

Exploration stage mineral property interests – Canadian GAAP	6,693,211	8,927,531	7,341,773
Adjustment for deferred exploration costs	(3,999,970)	(6,047,884)	(5,268,476)
Cumulative adjustment for amortization of dedicated capital assets	(958,811)	(661,158)	(207,330)
Advance netted into mineral interest (Note 5 (c)(ii))	114,480	-	-
Exploration stage mineral properties – U.S. GAAP	1,798,910	2,218,489	1,865,967

Liabilities – Canadian GAAP	1,127,181	1,474,688	508,846
Advance netted into mineral interest	114,480	-	-
Liabilities – U.S. GAAP	1,241,661	1,474,688	508,846

Minority Interest- Canadian GAAP	-	-	-
Adjustment for minority interest	1,566,050	2,267,803	2,265,245
Minority interest – U.S. GAAP	1,566,050	2,267,803	2,265,245

Shareholders’ equity – Canadian GAAP	6,850,115	10,074,227	15,072,989
Cumulative adjustment for deferred exploration costs	(3,999,970)	(6,047,884)	(5,268,476)
Cumulative adjustment for amortization of dedicated capital assets	(1,008,811)	(661,158)	(207,330)
Cumulative adjustment for minority interests	(1,566,050)	(2,267,803)	(2,265,245)
Shareholder’s equity – U.S. GAAP	275,284	1,097,383	7,331,938

Statement of Cash Flows

Under a U.S. GAAP cash flow format, changes in certain balance sheet accounts, which are netted for Canadian GAAP presentation, are shown as gross amounts.  No reconciliation is provided for these accounts.

Operating, investing and financing activities under U.S. GAAP would be restated as follows:

	March 31
	2003	2002	2001
	$	$	$
		(Revised)	(Revised)

Operating activities – Canadian GAAP	(1,499,650)	(3,200,011)	(470,489)
Adjustment for exploration costs	(4,230,073)	(4,079,221)	(4,493,077)
Operating activities – U.S. GAAP	(5,729,073)	(7,279,232)	(4,963,566)

Investing activities – Canadian GAAP	(4,229,591)	(4,387,363)	(2,711,911)
Adjustment for exploration costs	4,230,073	4,079,221	4,493,077
Adjustment for minority interest	-	(556,204)	(2,075,520)
Investing activities – U.S. GAAP	482	(864,346)	(294,354)

Financing activities – Canadian GAAP	4,878,333	1,740,617	7,172,700
Adjustment for minority interest	-	556,204	207,520
Advance	-	-	2,075,520
Financing activities – U.S. GAAP	4,878,333	2,296,821	9,248,220

Statement of Operations

Net loss – Canadian GAAP	(9,335,304)	(6,432,712)	(2,581,595)
Adjustment for deferred exploration costs	(2,047,914)	(1,335,611)	(1,727,857)
Adjustment for amortization of dedicated capital assets	(347,653)	(453,828)	(207,330)
Adjustment for compensation on escrow shares	-	-	(494,600)
Adjustment for stock based compensation	-	(1,161,667)	-
Minority interest	701,753	553,646	177,855
Net loss – U.S. GAAP	(6,933,290)	(8,830,172)	(4,833,527)

Weighted average number of shares outstanding -
Canadian GAAP	51,249,109	46,498,958	32,646,978
Adjustment for weighted average number of performance
based escrow shares	(568)	(568)	(27,688)
Weighted average number of shares outstanding -
U.S. GAAP	51,248,541	46,498,390	32,619,290
Loss per share and diluted loss per share -
U.S. GAAP	(0.14)	(0.19)	(0.15)

(i)

The Company has revised its previously released U.S. GAAP consolidated financial statements reconciliation.

The following summarizes adjustments made to previously reported amounts:

	March 31
	2002	2001
	$	$

Balance Sheet Items

Exploration stage mineral property interests – U.S. GAAP
as previously reported	3,909,739	2,310,604
Amortization of dedicated capital assets (i)	(661,158)	(207,330)
Project camp costs previously capitalized (vii)	(1,030,092)	(237,307)
Exploration stage mineral property interests – U.S. GAAP,
as restated	2,218,489	1,865,967

Minority interest, as previously reported	-	-
Minority interest (ii)	2,999,304	2,443,110
Minority interest share of expenses (ii)	(731,501)	(177,855)
Minority interest, as restated	2,267,803	2,265,245

Shareholders’ equity – U.S. GAAP, as previously reported	5,056,435	10,041,820
Amortization of dedicated assets (i)	(661,158)	(207,330)
Project and camp costs previously capitalized (vii)	(1,030,092)	(237,307)
Minority interest (ii)	(2,267,803)	(2,265,245)
Shareholders equity – U.S. GAAP, as restated	1,097,383	7,331,938

	March 31
Statement of Operations	2002	2001
	$	$

Net loss – U.S. GAAP, as previously reported	(6,598,431)	(1,996,625)
Amortization of dedicated capital assets (i)	(453,828)	(207,330)
Minority interest adjustment (ii)	553,646	177,855
Adjustment to expense deferred exploration costs	(1,348,987)	(2,312,827)
Stock based compensation (iii)	(288,239)	-
Compensation on release of escrow shares (iv)	-	(494,600)
Net loss – U.S. GAAP, as restated	(8,135,839)	(4,833,527)

Weighted average number of shares outstanding – U.S. GAAP,
as previously reported	46,194,049	32,168,852
Escrow shares excluded (iv)	304,341	450,438
Weighted average number of shares outstanding – U.S. GAAP,
as restated	46,498,390	32,619,290

Loss per share and diluted loss per share – U.S. GAAP,
as previously reported	(0.14)	(0.06)
Per share net effect of above noted net income adjustments	(0.03)	(0.09)
Loss per share and diluted loss per share – U.S. GAAP,
as restated	(0.17)	(0.15)

	March 31
Statement of Cash Flows	2002	2001
	$	$

Operating activities – U.S. GAAP, as previously reported	(3,186,635)	(114,481)
Exploration costs restated from investing activities (v)	(4,092,597)	(2,767,443)
Allocation correction (vi)	-	228,962
Operating activities, U.S. GAAP, as restated	(7,279,232)	(2,652,962)

Investing activities – U.S. GAAP, as previously reported	(4,400,739)	(3,296,881)
Exploration costs restated to operating activities (v)	4,092,597	2,767,443
Minority interest adjustment (ii)	(556,204)	(2,075,520)
Investing activities – U.S. GAAP, as restated	(864,346)	(2,604,958)
Financing activities – U.S. GAAP, as reported	1,740,617	7,172,700
Minority interest adjustment (ii)	556,204	2,075,520
Financing activities – U.S. GAAP, as restated	2,296,821	9,248,220

i.

Amortization of dedicated capital assets.

The Company did not record amortization for 2002 and 2001 on the Maple Creek project for dedicated capital assets in its Canadian GAAP financial statements as such amortization would have increased deferred exploration costs and had no net balance sheet effect.  Under US GAAP amortization allocated to exploration would be charged to expense.  The Company has revised its reporting to include U.S. GAAP amortization expense of $453,828 in 2002 and $207,330 in 2001.  The adjustments impact both the balance sheet and the statement of operations.  (See (ii) below)

ii.

Minority interest and property interest transfer

During 2001 the Company transferred a portion of its Potaro mineral interest claims (Maple Creek – Note 5 (c) (1) to the consolidated financial statements) to a subsidiary company.  An unrelated party subscribed for 40% of the shares of the subsidiary by contributing $2.2 million US ($2,999,304 Cdn. of which $2,443,100 was received by March 31, 2001).  For Canadian GAAP purposes this contribution was recorded as a reduction of the carrying value of the Potaro claims and dedicated capital assets.  Under US GAAP this treatment is not allowable as control of the mineral interest claims did not change.  The accounting treatment under US GAAP would be to transfer the property at carrying value (Nil for US GAAP purposes) and record the equity contribution from the unrelated party as minority interests at the date of transfer.  For the period subsequent to the transfer, all expenditures on the project as well as amortization of dedicated capital assets would be expensed in the reporting period.  The carrying value of minority interests would be reduced by its proportionate share (40%) of the period costs.  The Company did not previously provide US GAAP adjustments for this transaction and has revised its reporting accordingly.

iii.

Stock based compensation

There was an error in the previous calculation of US GAAP stock based compensation relating to the issue of options in 2002.  The correct amount of compensation should have been $467,334 and not $179,095 previously reported.  An adjustment of $288,239 has been recorded.

iv.

Escrow shares

Previously the Company had not reported compensation expense for US GAAP purposes.  In 2001 the criteria for release of 609,811 shares from escrow changed from activity based to time based release.  Accordingly, a correction of $494,600 has been reported as compensation in 2001.  The number of shares held in escrow for the weighted average number of shares calculation has been adjusted by 304,341 shares in 2002 and 450,438 shares in 2001.

v.

Exploration costs reclassified – Statement of Cash Flows

As a result of adjustments to exploration costs and other expense items reclassifications from investing activities and operating activities are required.  Previous adjustments of $4,092,597, $2,767,433 have been made to decrease operating activities and correspondingly increase investing activities for 2002 and 2001 respectively.

vi.

Allocation correction – Statement of Cash Flows

The operating activities under U.S. GAAP for 2001 were previously reported as ($114,481), when they should have been a positive $114,481.  An adjustment of $228,962 has been made to correct this numerical error.  A corresponding reversing adjustment has been included for investing activities in exploration costs

vii.

Adjustment to expense capitalized project and camp costs

In the previously issued US GAAP reconciliation the Company treated project and camp costs capitalized to the Maple Creek Project as capital costs.  The Company has determined that these costs should have been expensed for US GAAP purposes.  The cumulative balance sheet adjustments required result in the reduction of exploration stage mineral interests by $1,030,092 for 2002 and $237,307 for 2001.

Liquidity and Capital Resources

The working capital of the Company is a direct result of funds raised from the sale of equity shares over the outflow into acquisition and exploration costs as well as administrative expenses.  The working capital balance (deficit) at the end of the following periods were: March 31, 2003 – ($450,109); March 31, 2002 - $244,397; and March 31, 2001 - $6,846,524.  The fluctuations stem from timing differences between when money is raised from equity issues and when expenditures are committed on exploration.

The Company's cash and term deposits at March 31, 2003 totaled $571,637 compared to $1,422,545 at March 31, 2002 and $7,269,303 at March 31, 2001.  Aside from cash and term deposits, the Company had no material unused sources of liquid assets.  The cash and term deposits are attributable primarily to the issue of share capital although during Fiscal 2002, the Company received $2,999,304 from its joint venture partner on the Potaro Concessions and during Fiscal 2003, the Company received $114,480 from its joint venture partner on the Marudi Mountain Property.

During Fiscal 2003, 6,000,000 Common Shares were issued a prices ranging between $0.50 and $0.96 per share for net proceeds of $4,024,000 pursuant to private placements.  In addition, 757,500 stock options were exercised at prices ranging between $0.95 and $0.96 per share for net proceeds of $726,000 and 100,000 Common Shares were issued at a deemed price of $0.40 per share to acquire the exploration license to the Marudi Mountain Project in Guyana.

During Fiscal 2002, 780,000 Common Shares were issued at $1.00 per share for net proceeds of $780,000 pursuant to a private placement.  During the same period, 717,500 Common Shares were issued at prices ranging from $0.63 to $0.96 per share for net proceeds of $633,950 pursuant to the exercise of stock options.  Shares issued for property acquisitions during Fiscal 2002 include 50,000 Common Shares at $0.40 per share to acquire the exploration license to the Marudi Mountain Project in Guyana.

During Fiscal 2001, 14,301,388 Common Shares were issued at prices ranging from $0.36 to $0.72 per share for net proceeds of $7,175,722 pursuant to the exercise of warrants issued during Fiscal 1999.  During the same period, 325,000 Common Shares were issued at prices ranging from $0.39 to $0.75 per share pursuant to the exercise of stock options.  Shares issued for property acquisitions during Fiscal 2001 include 250,000 Common Shares at $1.15 per share for the acquisition of the Cerro Crucitas Project, 80,000 Common Shares at $1.15 per share for a finder’s fee relating to the Cerro Crucitas Project, and 50,000 Common Shares at $0.40 per share pursuant to the Romanex Agreement for the Marudi Mountain Property.

The foregoing financings and share issuances for fees and properties were conducted outside the United States and with non U.S. residents except for a private placement of 1,700,000 units at $0.90 per unit which was arranged by a director of the Company.

The Company has relied upon external financing, through the issuance of equity securities and through joint ventures, to fund its activities to date.  The Company will continue to rely upon such forms of financing for the foreseeable future.  On September 10, 2003, the Company announced it had negotiated a non-brokered private placement of 13,500,000 units at a price of $0.40 per unit for gross proceeds of $5.4 million.  See “Significant Changes” on page 69.  As at the date of this Form 20-F annual report, the financing has not closed.  If and when completed, this would be sufficient to cover general and administrative costs and fund its obligations and proposed exploration programs on its properties to approximately September 2005.  At that point, the Company may be required to obtain additional financing through any or all of joint venturing projects, debt financing, equity financing or other means.  Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interests in its properties.

Research and Development, Patents and Licences, etc.

The Company does not engage in research and development activities.

Trend Information

Factors which may have a material effect on the Company’s future financial condition are set forth in “Item 3 – Key Information, Risk Factors”.

Item 6 – Directors, Senior Management and Employees

Directors and Senior Management

The following table sets out certain information concerning the directors, executive officers and key personnel of the Company.  Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act.  The officers are appointed at the pleasure of the board of directors.

Name, Position, Age and Country of Residence	Principal Occupation or Employment and other Directorships	Date Appointed
MANFRED PESCHKE President, CEO, CFO and Director Age: 64 Resident of Canada	President of the Company	December, 1994
VERN HALL Director Age: 58 Resident of United States

President of Tamarack Inc., a private alluvial mining company (non-competitive); Chairman of Tombstone Exploration Co. Ltd., a mineral exploration company with properties in North and South America (possible competitor).

July, 1994
LORNE B. GORDON (1) Director Age: 58 Resident of Canada	President of Coril Holdings Ltd., a private asset management company (non-competitive)	March, 1999
GEORGE D. CHAPEL (1) Director Age: 62 Resident of Canada	Retired; Director of Coril Holdings Ltd., a private asset management company (non-competitive)	September, 2000
ERICH RAUGUTH Director and Senior Mining Consultant Age: 56 Resident of Canada	Independent mining consultant and President of Vencan Corp. (non-competitive)	Consultant since January, 1995; Director since September 2001
JOHN THOMAS (1) Director Age: 55 Resident of Canada	Independent mining consultant (non-competitive)	September, 2002

Notes:

(1)

Member of the Audit Committee

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition and exploration of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company's plan currently in place to resolve actual and potential conflicts of interest requires (1) full disclosure from directors, officers and key employees with respect to any potentially competitive interests; and (2) the Board of Directors to assess each actual or potential conflict of interest on a case-by-case basis.  If the Board of Directors determines that an actual or potential conflict of interest exists, it will act to mitigate or remove the conflict.  There have been no actual conflicts of interest issues to date.

While the Directors of the Company are involved in other business ventures and with the exception of Manfred Peschke, do not spend full time on the affairs of the Company, the Company believes that each devotes as much time to the affairs of the Company as is required to satisfactorily carry out their duty.

There are no arrangements or understandings between any two or more Directors or Executive Officers pursuant to which he was selected as a Director or Officer.

Manfred Peschke, President, CEO, CFO and Director

Mr. Peschke has over 25 years’ experience as a public accountant and was a full-partner responsible for managing the day-to-day operations for public accounting and heavy equipment companies and the management of both private and publicly financed mining/exploration companies.  Mr. Peschke began his career in the Yukon Territory as an Accountant for the Keno Hill Mine's Transportation Division. He later joined Caterpillar's Yukon dealership as an accountant and soon became the company's Controller, a position he held for nine years.  Following his experience with Caterpillar, Mr. Peschke founded his own consulting company for the mining industry and at the same time co-founded Data Systems Processing. DSP produced information systems for Municipal, Territorial and Federal Governments as well as large mining companies including Keno Hill Mines, Cantung and Anvil Mines.

From 1979 to 1981, Mr. Peschke was Managing Director during the development phase of a $15 million dollar alluvial mining company. In 1980, he formed a private company dedicated to mining and exploration. After years of successful operations, the company moved its operations to South America.

Mr. Peschke was a Director of Carson Gold Corporation from August 1991, to March 1993 and a Director of Ballad Enterprises Ltd. from March 1994 to March 1995.  As a director for Carson Gold Mines Inc. in 1991, Mr. Peschke oversaw the exploration of a number of gold projects in Venezuela until a larger mining company purchased the firm. He and two partners took over Vannessa Ventures Ltd. in 1994 and brought it public in 1996.  Mr. Peschke currently devotes 100% of his time on the affairs of the Company.

Vern Hall, Director

One of the Company's founding members, Mr. Hall is a financier and entrepreneur whose career spans three decades within the mining and oil industries of Alaska, Russia, the USA, Canada, Venezuela and Brazil.  Among Mr. Hall's many ventures and accomplishments, some of the more notable include the multi-million-dollar acquisition of the Paradise & Savoya Hill Mines in 1979 and the acquisition of the 80 Pup Mine in 1982. As owner and manager of the 80 Pup's operating company, Tamarack Inc., Mr. Hall implemented revolutionary recovery techniques (among them the Total Recirculation Method), and his approach resulted in substantially increasing efficiency. Over the last twenty years, his Gravity Recovery System made the 80 Pup operation, one of the most productive privately owned gold mines in Western Canada.  In addition to the Company, Mr. Hall is also a director and officer of Tombstone Exploration Co. Ltd., a Toronto Stock Exchange listed mineral exploration company with properties in North and South America.  Mr. Hall currently devotes approximately 5% of his time on the affairs of the Company.

Lorne B. Gordon, Director

Mr. Gordon is a Chartered Accountant and since 1998, has been President & C.E.O. of Coril Holdings Ltd., a financial holding company.  In 1971, Mr. Gordon joined the Loram Group of Companies, a privately owned organization headquartered in Calgary, Alberta with interests in coal mining, construction, oil and gas, pipelines, real estate and venture capital.  Between 1995 and 1997, Mr. Gordon acted as Chairman of Manalta Coal Ltd., the largest coal producer in Canada at the time.  Mr. Gordon currently devotes approximately 2% of his time on the affairs of the Company.

George D. Chapel, Director

Mr. Chapel brings over 40 years of resource engineering, capital cost estimation/evaluation and senior management experience to the Board where he also acts as technical advisor to the company.  Most notably Mr. Chapel's career includes four years as Vice President of Operations, three years as Vice President and General Manager and eight years as CEO and President of Manalta Coal Ltd. from 1991 to 1998.  Mr. Chapel also served for three years as a Director of Pembina Resources Ltd., an oil and gas exploration, production and pipeline company.

Mr. Chapel holds a B.Sc. in Civil Engineering from the University of Manitoba and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.  Mr. Chapel is a civil engineer with a proven track record in the development of large resource projects.  Mr. Chapel currently devotes approximately 2% of his time on the affairs of the Company.

Erich Rauguth, Director and Senior Mining Consultant

Mr. Rauguth is a 25-year veteran in mine management and development. His achievements include a seminal role in property acquisitions for 15 Canadian exploration firms in South America and, as CEO, turning a previously closed mine into the largest privately-owned gold producer in Venezuela. A co-founder of the Company, Mr. Rauguth brings indispensable technical expertise to the company's projects plus extensive knowledge of regional geology, politics and culture in Central and South America.  Mr. Rauguth currently devotes approximately 90% of his time on the affairs of the Company.

John Thomas, Director

Mr. Thomas is an independent mining consultant with over 25 years’ experience in South America, Russia, Canada and Zambia.   His experience covers a wide range of mining services, from management of feasibility studies, construction, start up to operation.  He is a graduate of the University of Manchester Institute of Science and Technology where he received a B.Sc. (Hons) in chemical engineering, an M.Sc. and Ph.D.  He also received a Diploma in Accounting and Finance from the U.K. Association of Certified Accountants.  Mr. Thomas was elected to the board of directors on September 24, 2002 and devotes approximately 5% of his time on the affairs of the Company.

Compensation

The following table sets forth all compensation paid or accrued by the Company to its directors and members of its administrative, supervisory or management bodies for the financial year ended March 31, 2002.

The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
Manfred Peschke President, CEO, CFO and Director	2003	$Nil	$Nil	$113,220	300,000 (1)	$Nil	$Nil	$Nil
Vern Hall Director	2003	$Nil	$Nil	$Nil	100,000 (1)	$Nil	$Nil	$Nil
Lorne B. Gordon Director	2003	$Nil	$Nil	$Nil	100,000 (1)	$Nil	Nil	$Nil
George D. Chapel Director	2003	$Nil	$Nil	$Nil	100,000 (1)	$Nil	$Nil	$Nil
Erich Rauguth Director and Senior Mining Consultant	2003	$Nil	$Nil	$117,180	300,000 (1)	$Nil	$Nil	$Nil
John Thomas Director	2003	$Nil	$Nil	$Nil	50,000 (2)	$Nil	$Nil	$Nil

Notes:

(1)

Options granted on July 4, 2002 are exercisable at a price of $0.95 per share and expire on July 4, 2007.

(2)

Options granted on December 13, 2002 are exercisable at a price of $0.50 per share and expire on December 13, 2007.

The Company does not have any written consulting agreements with any of its directors, officers or key personnel.

The Company entered into a management consulting contract dated April 1, 1999 with S.A. Managing Group, A.V.V. of Oranjestad, Aruba ("S.A."), a company in which a director has the continuing power to determine the strategic operation, investing and financing policies of S.A. Managing Group without the co-operation of others.  Pursuant to the terms of the management consulting contract, S.A. has agreed to provide the Company and its South American subsidiaries the management and consulting services of Manfred Peschke.  The Company has agreed to pay S.A. a monthly fee of US $11,375 for the services of Manfred Peschke, fees for certain administrative and accounting functions in South America, accommodation and automobile expenses.  During Fiscal 2003, S.A. was paid $213,678 pursuant to the management consulting contract.  This amount includes $113,220 for the services of Manfred Peschke.

Board Practices

The Board of Directors presently consists of six Directors.  Each Director was elected at the annual general meeting of the shareholders of the Company, held on September 18, 2003.  Each Director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia).  See page 61 for the dates on which the current Directors of the Company were first elected or appointed.

The Company has not entered into contracts providing for benefits to the directors upon termination of employment.

Board Committees

Audit Committee  Pursuant to Section 187 of the Company Act (British Columbia), the Company is required to have an Audit Committee.  As at the date hereof, the members of the Audit Committee are John Thomas, Lorne Gordon and George Chapel.  Section 187(1) of the Company Act requires the directors of a reporting company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the company or an affiliate of the company.  The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting.  Section 187(4) provides that before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors.  Section 187(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee.  Finally, section 187(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

Employees

At March 31, 2003, the Company had 20 full time employees and 19 part-time employees.  In comparison, the Company had 22 full time employees and another 40 full time employees employed by the Rohani JV for the Potaro Concessions at March 31, 2002 and 10 full time employees at March 31, 2001.

The Company and its subsidiaries engage directors, officers and independent contractors to supply work on specific corporate business and project exploration programs.

Share Ownership

With respect to the persons listed in “Compensation,” above, the following table discloses the number of Common Shares and percent of the Common Shares outstanding held by those persons, as of September 26, 2003.  The Common Shares possess identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class (3)
Manfred Peschke President, CEO, CFO and Director	1,492,029	2.5%
Vern Hall Director	2,681,564 (4)	4.6%
Lorne B. Gordon Director	1,000,000 (5)	1.7%
George D. Chapel Director	Nil	0.0%
Erich Rauguth Director and Senior Mining Consultant	123,500	Less than 1%
John Thomas Director	Nil	0.0%

Notes:

(1)

Includes beneficial, direct and indirect shareholdings.

(2)

Does not include stock options and other rights to purchase or acquire shares.

(3)

There are 58,851,353 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report

(4)

Of the 2,681,564 Common Shares beneficially owned by Vern Hall, 1,273,270 Common Shares are held directly, 221,668 Common Shares are held by his wife and 1,186,626 Common Shares are held by controlled corporations.

(5)

Of the 1,000,000 Common Shares beneficially owned by Lorne B. Gordon, 1,000,000 Common Shares are held jointly by Lorne B. Gordon and Patricia F. Gordon who are husband and wife

The following table discloses the incentive stock options outstanding to the aforementioned persons as of September 26, 2003.

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price (Per Share)	Expiry Date
Manfred Peschke President, CEO, CFO and Director	July 4, 2002	300,000	$0.95	July 4, 2007
	Aug. 25, 2003	300,000	$0.28	Aug 25, 2008
Vern Hall Director	May 17, 2000	50,000	$0.96	May 17, 2005
	July 24, 2001	50,000	$0.95	July 24, 2006
	July 4, 2002	100,000	$0.95	July 4, 2007
	Aug. 25, 2003	100,000	$0.28	Aug 25, 2008
Lorne B. Gordon Director	July 4, 2002	100,000	$0.95	July 4, 2007
	Aug. 25, 2003	100,000	$0.28	Aug 25, 2008
George D. Chapel Director	July 4, 2002	100,000	$0.95	July 4, 2007
	Aug. 25, 2003	100,000	$0.28	Aug 25, 2008
Erich Rauguth Director and Senior Mining Consultant	July 4, 2002	300,000	$0.95	July 4, 2007
	Aug. 25, 2003	300,000	$0.28	Aug 25, 2008
John Thomas Director	Dec. 13, 2002	50,000	$0.50	Dec. 13, 2007
	Aug. 25, 2003	100,000	$0.28	Aug 25, 2008

The Company has no arrangements for involving the employees in the capital of the Company.  The Company does not have a share purchase plan, dividend reinvestment plan or a share option plan for its directors, officers and employees.  However, the Company will, from time to time, grant individual stock options to its directors, officers or employees as an incentive.

No share purchase warrants are currently held by the aforementioned persons as of the date of this Form 20-F Annual Report.

Item 7 – Major Shareholders and Related Party Transactions

Major Shareholders

To the best of the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

There are presently no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

The following table discloses the significant changes in the percentage ownership held by any major shareholders during the past three years.

Identity of Person or Group	Date	Amount Owned	Percent of Class (1)
Coril Holdings Ltd. (2) #3000, 707 - 8th Avenue SW Calgary, Alberta T2P 1H5	September 2001 September 2002 September 2003	18,777,776 18,877,776 24,157,776	40.5% 35.8% 41.1%
Tornado Holdings AVV (3) Wayaca No. 31-C Oranjestad, Aruba	September 2001 September 2002 September 2003	3,942,222 Nil Nil	8.5% 0.0% 0.0%
Vern Hall, Director of the Company 1110 Stellar Way, Box 37 Kodiak, Alaska USA 99615	September 2001 September 2002 September 2003	2,465,933 2,465,933 2,681,564	5.3% 4.7% 4.6%

Notes:

(1)

Shares outstanding at

September 2001 - 46,378,473 Common Shares

September 2002 – 52,451,353 Common Shares

September 2003 - 58,851,353 Common Shares

(2)

Coril Holdings Ltd. is controlled by Ron Mannix.

(3)

Tornado Holdings AVV is controlled by Erich Rauguth, director and Senior Mining Consultant of the Company.

(4)

Of the 2,681,564 Common Shares beneficially owned by Vern Hall, 1,273,270 Common Shares are held directly, 221,668 Common Shares are held by his wife and 1,186,626 Common Shares are held by controlled corporations.

As at September 26, 2003, the persons or groups known to the Company to own more than 5% of the Company’s issued and outstanding Common Shares are:

Identity of Person or Group	Amount Owned	Percent of Class (1)
Coril Holdings Ltd. (2) #3000, 707 - 8th Avenue SW Calgary, Alberta T2P 1H5	24,157,776	41.1%

Notes:

(1)

There are 58,851,353 Common Shares issued and outstanding as of the date of this Annual Report.

(2)

Coril Holdings Ltd. is controlled by Ron Mannix.

Holders of Record in the United States

Based on the Company’s knowledge, after reasonable inquiry as of September 17, 2003, the most recent practicable date for conducting such search in the light of the time required for responses, the total number of Common Shares held of record by 141 residents in the United States is 22,698,612 Common Shares representing approximately 38.6% of the 58,851,353 Common Shares issued and outstanding.  The foregoing is comprised of the following:

1.

According to the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, there are 13,609,896 Common Shares held of record by 66 residents of the United States, one of which is Cede & Co. with a total of 10,252,432 Common Shares.

2.

Through a search conducted by the Company, the Company has ascertained that there are no Common Shares held by residents of the United States through CDS & Co. in Canada.

3.

A search conducted through Cede & Co. in the United States by the Company revealed there are 76 holders of record resident in the United States owning 19,341,148 Common Shares of record. (CDS Custody Account held a deficit of 9,434,043 Common Shares).

The Company is required to file annual reports on Form 20-F and periodic reports on Form 6-K.  As a foreign private issuer, the Company will not be subject to the reporting obligations of Exchange Act Section 14's proxy rules or Section 16's insider short-swing profit rules.

Related Party Transactions

Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition and exploration of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Other than disclosed elsewhere in this Annual Report, none of the Company’s directors, senior officers, key personnel and principal shareholders named in “Item 7 – Major Shareholders and Related Party Transactions”, or any relative or spouse of the foregoing, have had an interest, direct or indirect, in any transaction, during the current financial year ending March 31, 2003, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

No director, senior officer, relative or associate of such persons was indebted to the Company during the current financial year ending March 31, 2003.

Interests of Experts and Counsel

Not applicable.

Item 8 – Financial Information

Consolidated Financial Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 17 hereof and filed as part of this Form 20-F Annual Report.  These financial statements include the consolidated balance sheets as at March 31, 2003 and 2002 and statements of loss and cash flows for each of the three years ended March 31, 2003.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 15 to the accompanying consolidated financial statements of the Company.

Legal Proceedings

Except for the Las Cristinas Project, there are no actual or pending material legal proceedings to which the Company is or is likely to be a party or of which any of its properties is or is likely to be the subject.  See “Title Dispute and Legal Proceedings” on page 36.

Dividend Policy

The Company has not declared any dividends since incorporation in 1981 and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Significant Changes

Since March 31, 2003, the date of the most recent audited financial statements, the following significant changes have occurred:

1.

On June 4, 2003, the Company reported that it had closed a private placement of 4.3 million units at the price of $0.35 per Unit. Each unit consists of one Common Share and one share purchase warrant entitling the holder thereof to purchase one additional Common Share at a price of $0.40 per share for a period of 24 months.  Proceeds from the private placement will be used for development expenditures relating to the Company's projects in Costa Rica, Guyana and Venezuela as well as for working capital.

2.

On August 25, 2003, the Company granted incentive stock options to directors, officers, employees and consultants of the Company, exercisable for up to 1,700,000 Common Shares. The stock options are exercisable at a price of $0.28 per share on or before August 25, 2008.

3.

On September 10, 2003, the Company reported that it had negotiated a non-brokered private placement of 13,500,000 Units of the Company at a price of $0.40 per Unit. Each unit consists of one Common Share and one share purchase warrant entitling the holder thereof to purchase one additional Common Share at a price of $0.45 per share for a period of 24 months.  Proceeds from the private placement will be used for exploration expenses on the Company's properties in Guyana, Venezuela, and Costa Rica and for general working capital.  The financing is subject to receipt of funds and regulatory approval.

Item 9 – The Offer and Listing

Offer and Listings Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Common Shares on the Exchange for each full quarterly period within the within the two most recent fiscal years:

PERIOD	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
2003
Fourth Quarter	$0.89	$0.30	$0.57	$0.13
Third Quarter	$0.98	$0.42	$0.59	$0.27
Second Quarter	$1.14	$0.50	$0.76	$0.34
First Quarter	$3.10	$0.75	$2.03	$0.48
2002
Fourth Quarter	$2.10	$0.70	$1.35	$0.43
Third Quarter	$0.85	$0.50	$0.51	$0.34
Second Quarter	$1.14	$0.65	$0.81	$0.43
First Quarter	$0.98	$0.65	$0.63	$0.40

The following table sets forth the annual high and low market prices for the five fiscal years ending March 31, 2003:

YEARS ENDING MARCH 31	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
2003	$3.10	$0.30	$2.03	$0.13
2002	$2.10	$0.50	$1.35	$0.34
2001	$1.50	$0.64	$1.04	$0.46
2000	$2.00	$0.56	$1.34	$0.54
1999	$1.04	$0.36	n/a (1)	n/a (1)

Notes:

(1)

The Common Shares commenced trading on the NASD OTC Bulletin Board Service on February 9, 2000.

The following table sets forth the high and low market prices for the most recent six months:

MONTH	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
August 2003	$0.44	$0.33	$0.33	$0.22
July 2003	$0.44	$0.34	$0.33	$0.25
June 2003	$0.42	$0.26	$0.29	$0.18
May 2003	$0.40	$0.29	$0.27	$0.21
April 2003	$0.36	$0.32	$0.26	$0.20
March 2003	$0.55	$0.30	$0.38	$0.13

The closing price of the Company’s shares on September 26, 2003 was $0.395 on the Exchange and US $0.30 on the NASD OTC Bulletin Board Service.

There have been no trading suspensions in the prior three years.

Plan of Distribution

Not applicable.

Markets

The Common Shares trade on the Exchange under the symbol “VVV” on the Exchange.  The Common Shares also trade on the NASD OTC Bulletin Board Service under the symbol “VNVNF” and the Berlin Stock Exchange under the symbol "VVT".

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10 – Additional Information

Share Capital

Not applicable.

Memorandum of Articles of Association

Objects and Purposes of the Company

The Memorandum of the Company places no restrictions upon the Company’s objects and purposes.

Directors’ Powers

Section 12.6 of the Articles of the Company (the “Articles”) provides that a director who is in any way directly or indirectly interested in a contract or proposed contract or transaction with the Company shall declare the nature or extent of his interest at a meeting of the directors in accordance with the provisions of the Company Act of the Province of British Columbia (the “Company Act”).  A director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted, but he may be counted in the quorum present at the meeting at which such vote is taken.  Subject to the Company Act, the foregoing shall not apply to:

(a)

any contract or transaction relating to a loan to the Company, which a director of a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan; or

(b)

any contract or transaction made or to be made with, or for the benefit of an affiliated corporation or a subsidiary corporation of which a director is a director; or

(c)

if authorized by ordinary resolution pursuant to Article 12.4, the remuneration of the directors.

Subject to the Company Act the foregoing prohibitions and exceptions thereto may from time to time be suspended or amended to any extent by ordinary resolution, either generally or in respect of any particular contract, arrangement or transaction or for any particular period.

Section 15.2 of the Articles provides that the quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be two directors or, if the number of directors is fixed at one, shall be one director.

Section 12.4 of the Articles provides that the remuneration of the Directors as such may from time to time is determined by the Directors, or if the Directors shall so decide, by the members.  Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director.  The Directors shall be repaid such reasonable traveling, hotel and other expenses as they may incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that, in the opinion of the Directors, are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he may be entitled to receive.  The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any gratuity, pension or allowance.  There are no restrictions in the Articles upon the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Section 8.1 of the Articles provides that the directors may from time to time at their discretion authorize the Company to borrow any sum of money for the purposes of the Company and may raise or secure the repayment of that sum in such manner and upon such terms and conditions, in all respects, as they see fit and in particular, without limiting the generality of the foregoing, by the issue of bonds or debentures or any mortgage or charge, whether specific or floating, or other security on the undertaking or the whole or any part of the property of the Company, both present and future.

The borrowing powers of the directors set forth in the Articles can be varied by amending the Articles.  Section 219 of the Company Act provides that a Company may alter its Articles by filing with the registrar of companies a certified copy of a special resolution altering the Articles.  A special resolution is a resolution passed by a majority of not less than three quarters of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company, or consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of the company.  Under the Company Act, an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

Qualifications of Directors

There is no provision in the Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 12.3 of the Articles provides that a director shall not be required have any share qualification (to hold a share in the capital of the Company) but any person not being a member of the Company who becomes a director shall be deemed to have agreed to be bound by the provisions of the Articles to the extent as if he were a member of the Company.

Section 114 of the Company Act provides that no person is qualified to act as a director if that person is:

(a)

under the age of 18 years;

(b)

found to be incapable of managing the person’s own affairs by reason of mental infirmity;

(c)

a corporation;

(d)

an undischarged bankrupt;

(e)

unless the court orders otherwise, convicted of an offence in connection with the promotion, formation or management of a corporation, or involving fraud, unless 5 years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed by this paragraph ceases on a pardon being granted under the Criminal Records Act (Canada); or

(f)

in the case of a reporting company, a person whose registration in any capacity has been cancelled under

(i)

the Securities Act by either the British Columbia Securities Commission or the executive director, or

(ii)

the Mortgage Brokers Act by either the Commercial Appeals Commission or the registrar, unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders, or unless 5 years have elapsed since the cancellation of the registration.

Pursuant to Section 114(3) of the Company Act, every person who acts as a director of a company and who is not qualified to act as a director of the company because of section 114 (1) commits an offence.

Section 108 of the Company Act provides that every company must have at least one director, and a reporting company must have at least three directors.  Section 109(1) states that the majority of the directors of every company must be persons ordinarily resident in Canada, while section 109(2) specifies that one director of every company must be ordinarily resident in British Columbia.

Section 13.1 of the Articles provides for the removal of a Director, which states that office of Director shall be vacated if the director:

(a)

resigns his office by notice in writing delivered to the registered office of the Company; or

(b)

is convicted of an indictable offence and the other directors shall have resolved to remove him; or

(c)

ceases to be qualified to act as a director pursuant to the Companies Act; or

(d)

is found to be incapable of managing his own affairs by reason of mental infirmity.

Section 13.2 of the Articles provides that the Company may by special resolution remove any Director before the expiration of his period of office, and may by ordinary resolution appoint another person in his stead.

Rights, Preference and Restrictions

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities.  The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights.  The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders.  There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

To change the rights of holders of stock, where such rights are attached to an issued class or series of shares, section 226 of the Company Act requires the consent by a separate resolution of the holders of the class or series of shares, as the case may be, requiring a majority of 75% of the votes cast.

Annual General Meetings and Extraordinary General Meetings

The Company Act provides that the Company must hold an annual general meeting at least once in every calendar year and not more than 13 months after the date that the last annual general meeting was held.  If the Company fails to hold an annual general meeting, the Supreme Court of British Columbia may, on the application of a shareholder of the Company, call or direct an annual general meeting.  The Company must give to its members entitled to receive notice of a general meeting not less than 21 days’ notice of any general meeting of the Company, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.  The Company Act requires the directors of a reporting company to provide with notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with and conduct of the general meeting.  Prior to each annual general meeting of its members the directors of the Company must place comparative financial statements, made up to a date not more than 6 months before the annual general meeting, the report of the auditor, and the report of the directors to the members.

The directors of the Company may, whenever they see fit, convene an extraordinary general meeting.  One or more shareholders of the Company may also requisition an extraordinary general meeting so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an extraordinary general meeting.  After receiving such requisition, the Company’s directors must immediately give notice of the extraordinary general meeting which must be held within four months after the date of delivery of the requisition to the Company.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Company

No provision of the Company’s Articles, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes to Capital

There are no conditions imposed by the Company’s memorandum and articles governing changes in the capital where such conditions are more stringent than is required by the law of British Columbia.

Material Contracts

The following material contracts have been entered into by the Company within the past two years, copies of which may be inspected between the hours of 10:00 am and 5:00 p.m. at the head office of the Company located at Suite 1710, 1040 W. Georgia Street, Vancouver, British Columbia, V6E 4H1.

(a)

On March 23, 2002, the Company entered into a joint venture agreement with Nazinin Jamshidi & Associates (“Jamshidi”), a private company related to the Maple Creek deposit, to explore, develop and mine gold resources at the Marudi Mountain property.  Under terms of the agreement, the Company would assign specific areas of its mining rights to an operating company to be formed.  Jamshidi agreed to contribute a total of $1.2-million to the Company to provide funds for the acquisition of capital assets and operating infrastructure in return for a 45% interest in the operating company.  In addition, Jamshidi would receive a 3% interest in Romanex.  A finder’s fee of 10% was payable to a non-related third party.  The Company received advances totaling US $80,000 however the joint venture was annulled by mutual agreement on September 10, 2003.  See “Item 4 – Information on the Company, Marudi Mountain Property”.

(b)

A Lease Amending Agreement was entered into with Grosvenor Canada Limited and Butlin International Holdings Ltd. effective April 14, 2003 extending the term of the office lease for a period of one year ending on July 31, 2004.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of Common Shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Taxation” on page 76.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

The following describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non-Canadian”).

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels of the business activity of which is related to Canada’s cultural heritage or national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Act:

1.

an investment to establish a new Canadian business; and

2.

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.

direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

2.

direct acquisitions of control of Canadian businesses with assets of $172,000,000 or more by a WTO investor;

3.

indirect acquisitions of control of Canadian businesses with assets of $5 million or more is such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the  acquisition is being made by a WTO investor, in which case there is no review;

4.

indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% or the total value of the assets of the entities, the control of which being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale for books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

An acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

The Regulations under the Act specifies the remedies, offences and punishment applicable.  Section 39 states that "When the Minister believes that a non-Canadian, contrary to this act (a) has failed to give notice; or (b) has implemented an investment which is prohibited", then the Minister may send a demand requiring the default to be remedied and if this demand is not complied with, the Minister may apply for a Court Order require divestiture or other remedies, as the circumstances require.  Civil penalties apply for non-compliance with any provision, and criminal penalties may also apply.

Taxation

Canadian Federal Income Tax Consequences

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Shares in connection with carrying on a business in Canada (a “non-resident holder”).  Accordingly, we recommend that shareholders and prospective investors consult their own tax advisors for advice regarding their individual tax consequences.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.

Dividends

Dividends paid on the Common Shares to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  Three-quarters of a capital gain (the “taxable capital gain”) is included in income, and three-quarters of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Common Shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Common Shares, subject to the relieving provisions of the Treaty described below.  The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain “rollover” transactions.  This would include transactions under Sections 85 and 87 of the ITA which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of Common Shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources. It is a question of fact as to whether the value of the Company's common shares results principally from real property in Canada.  Although a tax opinion on this matter has not been obtained, given the nature of the Company's business and its stage of exploration, we have concluded that the value of our shares would likely fall into this category;

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time; or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where a non-resident of Canada disposes of Common Share that are taxable Canadian property, the non-resident is required to file a Canadian income tax return in respect of such dispositions.

United States Federal Income Tax Consequences

The following is a discussion of all material United States Federal income tax consequences, under current law, that may be applicable to a U.S. Holder (as defined below) of Common Shares of the Registrant.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  We recommend that shareholders and prospective investors consult their own tax advisors for advice regarding their individual tax consequences.

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner; and (2) is notified by the IRS that it has failed to report payments of interest or dividends properly; or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of Common Shares of the Registrant who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Registrant are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Registrant will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and we recommend that holders and prospective holders of Common Shares of the Registrant consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Registrant equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares of the Registrant.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Registrant were to become a controlled foreign corporation.  For the effect on the Registrant of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Registrant:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Registrant would be required to include in income for such year their allocable portion of the Registrant's passive income which would have been treated as a dividend had that passive income actually been distributed.  To the best knowledge of the Registrant, it is not and has never been a Foreign Personal Holding Company.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Registrant to be treated as ordinary income rather than capital gains.  To the best knowledge of the Registrant, it is not and has never been a Foreign Investment Company.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.  The directors of the Registrant believe that the Company has and does qualify as a Passive Foreign Investment Company for U.S. shareholders.

Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.  The Registrant believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant's qualifies as a PFIC on his pro-rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Registrant is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions").  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Registrant no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain "excess distributions", as specially defined, by the Registrant.

A Non-electing U.S. Holder would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S.  Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Registrant will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Registrant is a PFIC and the U.S. Holder holds shares of the Registrant) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  We recommend that U.S. Holders consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special adverse rules will apply with respect to the Common Shares while the Registrant is a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  Due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Registrant.  For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income.  The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year.  However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election.  If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner.  Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income.  Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses.  The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election.  Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect.  If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election.  However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Registrant, the Registrant would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Registrant and the Registrant's earnings invested in "U.S. property" (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Registrant by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Registrant may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above).  The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if the Registrant were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election.  The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Registrant as if those shares had been sold.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The material contracts listed herein may be inspected between the hours of 10:00 a.m. and 5:00 p.m. at the head office of the Company located at Suite 1710, 1040 West Georgia Street, Vancouver, British Columbia.

Subsidiary Information

The chart in Exhibit 8 illustrates the corporate structure of the Company, including all subsidiaries, the respective jurisdictions of incorporation and the percentage of voting securities held directly or indirectly by the Company as at the date of this Form 20-F Annual Report.

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 12 – Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13 – Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Part III

Item 15 – Controls and Procedures

The Company’s President and CFO has evaluated and reviewed the Company’s disclosure controls and procedures within 90 days of the filing date of this Annual Report on Form 20-F.  Based upon this evaluation and review, he has concluded that the Company’s disclosure controls and procedures are effective and sufficient to comply with Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934.

There have been no significant changes in the Company’s internal controls that could significantly affect these controls subsequent to the date of the Company’s most recent evaluation.

Item 16 – Reserved

Part IV

Item 17 – Financial Statements

See the Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

The financial statements of the Company were prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP and audited in accordance with U.S. GAAS.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 15 to the accompanying Consolidated Financial Statements of the Company.

Item 18 – Financial Statements

Not applicable.

Item 19 – Exhibits

(a)

Financial Statements

1.

The audited consolidated financial statements which include the consolidated balance sheets as at March 31, 2003 and 2002 and statements of operations, cash flows, shareholders’ equity and development expenditures for each of the years in the three years ended March 31, 2003 together with the notes thereto.

(b)

Exhibits

1.

Certificate of Incorporation, Name Changes and Articles/By-Laws of the Company

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

2.

Instruments defining the rights of holders of equity or debt securities being registered:  Not applicable.

3.

Voting Trust Agreements:  Not Applicable

4.

Material Contracts:

4.1

Agreement dated January 26, 1994, as amended October 4, 1994, July 26, 1995 and October 31, 1995, with Pan Orinoco Mining C.A. of Venezuela pursuant to which Vannessa Ventures Ltd. acquired a 100% interest in the shares of Compania Minera el Polaco C.A. ("Polaco"), a Venezuelan corporation which holds a mining license for the La Fe Concession.  Polaco holds a mining license dated November 29, 1991 whereby Corporacion Venezolana de Guayana granted Polaco exploitation rights to gold and diamonds, alluvial and gold mineralization in a 500-hectare area known as La Fe in the Guyana Region, municipality of Gran Sabana, State of Bolivar, Venezuela.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.2

Joint venture agreement dated September 16, 1996 and a financing agreement dated September 18, 1996 between Vannessa Guyana and Edward Garnet Hopkinson of Georgetown, Guyana ("Hopkinson") pursuant to which Vanessa Guyana was granted an option to acquire up to an 80% interest in eleven exploration licences known as the Ewang River Block with Hopkinson retaining a 20% interest.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.3

Letter agreement dated October 26, 1996 between Vannessa Ventures Ltd. and Mineraçao Parima Ltda. of Boa Vista, Brazil pursuant to which the Company was granted the right to earn up to an 85% interest in the Parima Concessions (if and when the Brazilian government lifts the restrictions currently in place and issues exploration licences) by making a US $30,000 payment to Mineraçao Parima.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.4

Option agreement dated April 22, 1997, as amended July 17, 1998, between Vannessa Ventures Ltd. and Ourominas Minerals Ltd. ("Ourominas") pursuant to which the Company agreed to purchase all of the issued and outstanding shares of Inversiones Yuruan C.A. ("Inversiones"), a Venezuelan corporation, from Ourominas for cash payments totalling $65,000.  Inversiones holds a mining license dated November 16, 1993 whereby CVG granted Inversiones the exploitation rights for gold and diamond alluvial and lode mineralization in a 500-hectare area known as Yuruan I in the Kilometre 88 district, Bolivar State, Venezuela.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.5

Joint venture agreement dated October 17, 1997, as amended September 20, 1998 between Vannessa (Guyana) Inc. and Michael Viera of Georgetown, Guyana ("Viera") pursuant to which Viera agreed to assign to Vannessa Guyana the exclusive exploration rights of two medium scale exploration licenses, known as the Uewang Permits.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.6

Permit dated October 30, 1998 issued to Vannessa (Guyana) Inc. granted by the Minister of Mines of Guyana authorizing Vannessa Guyana to occupy the Kanuku, Marudi-Kwitaro and Upper Corentyne Permissions.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.7

Letter agreement dated December 8, 1998 between Vannessa Ventures Ltd. and Sutton Resources Ltd. ("Sutton") pursuant to which Sutton agreed to sell to the Company a 100% interest in its wholly owned subsidiary, Romanex (Guyana) Exploration Ltd. which owns the Marudi Mountain Property in Guyana.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.8

Agreement dated December 10, 1998 between Vannessa (Guyana) Inc. and Edward Garnet Hopkinson pursuant to which Hopkinson has agreed to sell to Vannessa Guyana a 100% interest in nine exploration licences for a property known as the Queen of Diamonds Block in the Potaro River area, Guyana, totalling approximately 9,918 acres.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.9

Management consulting contract dated April 1, 1999 between Vannessa Ventures Ltd. and S.A. Managing Group, A.V.V. of Oranjestad, Aruba in which Manfred Peschke has an interest.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.10

Letter of intent dated April 19, 1999, as amended August 31, 1999 and November 15, 1999 between Vannessa Ventures Ltd. and Rohani & Associates of Doha, Qatar, United Arab Emirates pursuant to which the parties agreed to form a joint venture for the exploration of the Potaro Concessions.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.11

Finder's fee agreement dated April 19, 1999 between Vannessa Ventures Ltd. and Firyal Ruhi of Amman, Jordan pursuant to which the Company agreed to pay to Mr. Ruhi a finder's fee which shall comprise of 10% of the aggregate amount financed by Rohani.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.12

Purchase agreement dated June 1, 1999 between Vannessa Ventures Ltd. and Boralis Holdings A.V.V. ("Boralis") pursuant to which the Company purchased all of the issued and outstanding shares of Venezuelan Mining Co. Ltd., Reditus Investments A.V.V., Lexitor Management and Carson Venezuelan Venture Ltd. from Boralis for the sum of US $50,000 and the issuance of 250,000 Common Shares.  The concessions acquired pursuant to the Kilometre 88 Agreement are collectively referred to as the Kilometre 88 Concessions.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.13

Letter agreement dated July 21, 1999, as amended March 14, 2000 between Vannessa (Guyana) Inc. and Michael Viera of Georgetown, Guyana pursuant to which Mr. Viera agreed to sell to Vannessa Guyana eleven prospecting permits, known as the Pepper Creek Property.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.14

Joint Venture Agreement dated February 29, 2000, between Vannessa (Aruba) A.V.V. and Rohani & Associates for the joint exploration of certain of the Potaro Concessions.  The Rohani JV superseded all prior agreements and understandings between the Company and Rohani.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.15

Share Purchase Agreement dated May 15, 2000 between Vannessa Ventures Ltd., Lyon Lake Mines (Barbados) Ltd. (“LLMB”) and Lyon Lake Mines Ltd. (“Lyon Lake”) pursuant to which the Company agreed to purchase 100% of the issued and outstanding shares of LLMB which is the ultimate beneficial owner of the Cerro Crucitas Property in Costa Rica.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.16

Amended and Restated Transaction Agreement dated July 25, 2001 between Placer B-V Limited, an indirect subsidiary of Placer Dome Inc., Vannessa Ventures Ltd. and Vannessa Holdings Corporation, a wholly owned subsidiary of the Company, pursuant to which Placer B-V Limited agreed to sell its shares of Placer Dome de Venezuela C.A. to Vannessa Holdings Corporation for the sum of US $50, its loan obligations for the sum of US $50, and all indebtedness of Placer Dome de Venezuela C.A. to Placer B-V Limited for the sum of US $25.  As a result, the Company assumed loans due to Placer Dome affiliates and the continuing obligations of Placer Dome de Venezuela C.A. under the work contract governing the exploration of the Las Cristinas Project.

-- Incorporated by Reference to Form 20-F 2001 Annual Report –

4.17

Joint venture agreement dated March 23, 2002 between the Company and Nazinin Jamshidi & Associates (“Jamshidi”), a private company related to the Maple Creek deposit, to explore, develop and mine gold resources at the Marudi Mountain property.  Under terms of the agreement, the Company will assign specific areas of its mining rights to an operating company to be formed.  Jamshidi has agreed to contribute a total of $1.2-million to the Company to provide funds for the acquisition of capital assets and operating infrastructure in return for a 45% interest in the operating company.  In addition, Jamshidi will receive a 3% interest in Romanex.

-- Incorporated by Reference to Form 20-F 2002 Annual Report --

4.18

Lease Amending Agreement between the Company, Grosvenor Canada Limited and Butlin International Holdings Ltd. effective April 14, 2003 extending the term of the office lease for a period of one year ending on July 31, 2004.

5.

Foreign Patents: Not Applicable.

6.

Statement Explaining Calculation of Earnings Per Share Information:  Not Included

7.

Statement Explaining Calculation of Ratio of Earning to Fixed Charges, Ratio of Combined Fixed Charges and Preferred Stock Dividends or any other Ratios:  Not Included

8.

Diagram of Parent and Subsidiaries: Not Included.

9.

Statement Regarding Financial Statements Filed in Registration Statements for Initial Public Offering of Securities:  Not Applicable

10.

Code of Ethics:  Not included.

99.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

VANNESSA VENTURES LTD
Dale Matheson Carr-Hilton	Partnership of:
Chartered Accountants	James F. Carr-Hilton, Ltd.	Peter J. Donaldson, Inc.	Fraser G. Ross, Ltd.
	Robert J. Burkart, Inc.	Alvin F. Dale, Ltd.	Robert J. Matheson, Inc.

AUDITORS' REPORT

To the Directors of

    Vannessa Ventures Ltd.

We have audited the consolidated balance sheets of Vannessa Ventures Ltd. as at March 31, 2003 and 2002 and the consolidated statements of operations, deficit, and cash flows for each of the years ended March 31, 2003, 2002 and 2001.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003, 2002 and 2001 and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles consistently applied.  (Note 15)

signed: “Dale Matheson Carr-Hilton”

Vancouver, Canada	Chartered Accountants
August 9, 2003

Comments by Auditor on Canada-United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances in which accounting changes affect consistency such as the matters described in Notes 1, 2 and 15 to Vannessa Ventures Ltd.’s consolidated financial statements.  Our report to the shareholders dated August 9, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such circumstances in the auditors’ report when the items are properly accounted for and adequately disclosed in the consolidated financial statements.

signed:  “Dale, Matheson, Carr-Hilton”

Vancouver, Canada	Chartered Accountants
August 9, 2003

A Member of MGI International, A Worldwide Network of Independent Accountants and Business Advisors

Vancouver Office:  Suite 1700 – 1140 West Pender Street, Vancouver, B.C., Canada, V6E 4G1, Tel: 604 687-4747 Fax: 604 687-4216 E-mail: dmc@dmch.com

Surrey Office:  Suite 303 – 7337 – 137th Street, Surrey, B.C., Canada, V3W 1A4, Tel: 604 572-4586 Fax: 604-572-4587 E-mail:  dmc@dmch.com

Vannessa Ventures Ltd “AN EXPLORATION STAGE ENTERPRISE” CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED MARCH 31, 2003, 2002 AND 2001 (IN CANADIAN DOLLARS)

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE” CONSOLIDATED BALANCE SHEETS MARCH 31, 2003 AND 2002 (IN CANADIAN DOLLARS)

		2003	2002
		$	$

	ASSETS
	CURRENT ASSETS
	Cash and term deposits (Note 2(k))	571,637	1,422,545
	Accounts receivable	47,309	104,604
	Prepaid expenses	58,126	191,336
		677,072	1,718,485

	CAPITAL ASSETS (Note 4)	607,013	902,299

	EXPLORATION STAGE MINERAL INTERESTS (Note 5)	6,693,211	8,927,531

		7,977,296	11,548,315

	LIABILITIES
	CURRENT LIABILITIES
	Accounts payable (Note 7)	1,127,181	1,147,421
	Bank loan	-	326,667
		1,127,181	1,474,088

	SHAREHOLDERS' EQUITY

	SHARE CAPITAL (Note 6)	32,294,745	27,504,745

	SHARE PURCHASE WARRANTS (NOTE 6(a))	455,000	-

	STOCK BASED COMPENSATION (NOTE 8)	866,192	-

	DEFICIT	(26,765,822)	(17,430,518)
		6,850,115	10,074,227

		7,977,296	11,548,315

	COMMITMENTS (Notes 5 and 12)
	CONTINGENCIES (Note 14)
	SUBSEQUENT EVENTS (Note 9)

	APPROVED BY DIRECTORS

Signed: "Manfred Peschke"	Director

Signed: "George Chapel"	Director

- See Accompanying Notes -

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE” CONSOLIDATED STATEMENT OF CASH FLOWS YEARS ENDED MARCH 31, 2003, 2002 AND 2001 (IN CANADIAN DOLLARS)

	2003	2002	2001
	$	$	$

ADMINISTRATIVE EXPENSES
Amortization	63,189	40,389	25,514
Automotive	8,014	5,681	5,499
Bank charges	12,856	22,483	18,077
Consulting	254,931	111,633	139,210
Stock based compensation (Note 8)	700,004	-	-
Insurance	41,290	34,632	17,404
Investor relations	606,220	863,099	212,579
Legal and accounting	154,721	83,045	87,099
Listing and transfer agents fees	49,977	48,348	10,533
Management fees	113,220	109,440	136,609
Office and miscellaneous	46,520	64,952	67,811
Office wages and services	126,355	101,936	94,749
Rent and utilities	106,238	83,001	74,690
Telephone	49,913	46,612	36,327
Travel and accommodation	188,326	185,027	118,199

OTHER ITEMS
Impairment charges of mineral interests (Note 5)	6,781,250	4,774,022	1,690,239
Mineral interest written off (Note 5(b)(ii))	43,731	-	-
Loss on disposal of capital assets	77,214	-	-
Interest income	(88,665)	(141,588)	(152,944)

NET LOSS	(9,335,304)	(6,432,712)	(2,581,595)

DEFICIT, beginning of year	(17,430,518)	(10,997,806)	(8,416,211)

DEFICIT, end of year	(26,765,822)	(17,430,518)	(10,997,806)

LOSS PER SHARE	(0.18)	(0.14)	(0.08)

WEIGHTED AVERAGE SHARES OUTSTANDING	51,249,109	46,498,958	32,646,878

- See Accompanying Notes -

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE” CONSOLIDATED STATEMENT OF CASH FLOWS YEARS ENDED MARCH 31, 2003, 2002 AND 2001 (IN CANADIAN DOLLARS)

	2003	2002	2001
	$	$	$
CASH FLOWS PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Net loss	(9,335,304)	(6,432,712)	(2,581,595)
Add: non-cash items
Amortization	63,189	40,389	25,514
Mineral interest written-off	43,731	-	-
Impairment charges of mineral interests	6,781,250	4,774,022	1,690,239
Loss on disposal of capital assets	77,214	-	-
Stock based compensation (Note 8)	700,004	-	-
Changes in other non-cash operating accounts
Accounts receivable	57,294	(96,996)	30,591
Prepaid expenses	133,209	(112,836)	425,470
Accounts payable	(20,237)	638,571	(60,708)
	(1,499,650)	(1,189,562)	(470,489)
INVESTING ACTIVITIES
Purchase of capital assets	(11,758)	(57,995)	(294,354)
Proceeds on disposal of capital assets	48,000	-	-
Mineral interests	(4,380,313)	(6,896,022)	(4,493,077)
Less: contributed by joint venturer	114,480	556,204	2,075,520
	(4,229,591)	(6,397,813)	(2,711,911)
FINANCING ACTIVITIES
Shares issued for cash	4,750,000	1,413,950	7,339,372
Share purchase warrants	455,000	-	-
Bank loan	(326,667)	326,667	(166,672)
	4,878,333	1,740,617	7,172,700

DECREASE IN CASH	(850,908)	(5,846,758)	3,990,300

CASH, beginning of year	1,422,545	7,269,303	3,279,003

CASH, end of year	571,637	1,422,545	7,269,303

NON-CASH TRANSACTIONS
1)	The Company issued 100,000 common shares at a deemed value of $0.40 per share pursuant to the acquisition of Romanex (Guyana) Exploration Ltd. (Note 5(c)(ii))
2)	Stock based compensation totaling $166,188 has been charged to mineral interests (Note 8).

- See Accompanying Notes -

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

1.	OPERATIONS
	The Company is engaged in acquisition and exploration of mineral interests.

Funding for operations is raised primarily through public and private share offerings.  Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

The Company maintains exploration stage mineral interests internationally (Note 5).  None of the interests have reached commercial production.  To continue exploration programs, maintain its mineral interests and bring projects into commercial production, the Company will need to raise additional funding.  As at the year end, the Company had negative working capital of $450,109.  Subsequent to the year end and up to August 9, 2003, the Company had raised additional equity funding of $1,505,000 (Note 9(a)).

These financial statements have been prepared under a going concern assumption which contemplates the Company will continue operations and realize the carrying value of assets and discharge its liabilities in the normal course of business.  Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required.

2.	SIGNIFICANT ACCOUNTING POLICIES
	a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  The Company has a 60% owned subsidiary which holds the Maple Creek Project (Note 5 (c) (i).  This subsidiary is not consolidated directly into the accounts as it is treated as an entity to facilitate the financing participation of an unrelated party. All significant inter-company transactions and balances have been eliminated upon consolidation

	b)	Amortization
		Capital assets are recorded at cost. Amortization of assets in use is provided at the following annual rates:
		Computer equipment	30%	Declining balance
		Computer software	100%	Straight line
		Exploration and processing equipment	20%	Declining balance
		Office furniture and equipment	20%	Declining balance
		Vehicles	30%	Declining balance
		Capital assets are amortized at one-half the rates in the year of acquisition.

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests.  Amortization for these assets is provided over the estimated life based on utilization and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above.  Capital assets not in use and not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet (Note 4).

The carrying value of all categories of capital assets are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

		Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
	c)	Foreign exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

	d)	Exploration stage mineral interests

The Company is in the process of exploring mineral interests in several countries through controlled subsidiaries.  None of the Company's mineral interests have reached commercial production.  Title to mineral interests include options, leases, concessions, participating interests and direct title as detailed in Note 5.

All mineral interests which are being maintained, with the exceptions of the Maple Creek, Potaro and Marudi concessions in Guyana (Note 5), are currently under extended legal, political, environmental or permitting restrictions.  Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

In the prior year, the Company recorded costs incurred to maintain the Las Cristinas interests (Note 5(d)(iii) as period expenses.  Consistent with the above policy, the Company has retroactively applied the impairment policy to the Las Cristinas maintenance costs and restated the prior year classification as impairment charges.  The retroactive application of the change to classification did not impact loss from operations, loss per share or shareholders’ equity for the prior year.

Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether costs are capitalized, expensed as period costs or charged as impairment charges.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined an impairment in value.

Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
	d)	Exploration stage mineral interests (continued)

Cost recoveries during exploration

Joint venture participation and accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive agreements for ownership and mining participation terms.  Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Partial dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs.  No gain or loss is realized until all carrying costs of the specific interest have been offset.

Bulk sampling recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

Carrying values as reported in the balance sheet may not necessarily reflect actual present or future value.  Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.
	e)	Administrative costs
Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
	f)	Loss per share

The Company has adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year.  The effects of warrants and stock options have been excluded as they are anti-dilutive.

	g)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management’s estimate of net recoverable value.  Estimates may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

	h)	Risk management

Currency risk

The Company's largest non-monetary assets are its mineral interests in Brazil, Costa Rica, Guyana and Venezuela (Note 5). Changes in applicable currency exchange rates may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company does not maintain significant cash or other monetary assets or liabilities in these countries.

Liquidity

The majority of the Company’s assets are related to mineral interests and dedicated capital assets held in developing countries (Note 11).  The Company is accordingly at liquidity risk for developing legal and political regimes in these countries.  Liquidity of these assets may be further impacted by world commodity prices, capital markets, and availability of skilled labour.

Environmental risk

The Company operates in the mineral interest field which is subject to environmental laws and regulations specific to countries in which exploration, development or mining is conducted.  It is management’s policy to review environmental compliance and exposure on an ongoing basis.  The Company follows industry standard and specific project environmental requirements.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
	h)	Risk management (continued)

Interest rate risk

The Company has historically invested surplus cash resources in interest bearing short term money market investments and is subject to interest rate risk on renewal of such investments.

Other risks

Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

	i)	Future income taxes

The liability method of tax allocations is used in accounting for income taxes.  Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.  Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.  In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

The criteria for recording future income tax benefits resulting from available unutilized tax losses carried forward and expenditure pools have not been met.  No future income tax asset has been recorded in these financial statements (Note 10).

	j)	Stock based compensation and other stock based transactions

The Company has adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002.  This pronouncement establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires stock-based awards made to non-employees and employees be measured using a fair value based method.  Recognition and disclosure of these awards applies only to awards granted or altered in fiscal years commencing on or after January 1, 2002.  Under the pronouncement all awards to non-employees are expensed or allocated to specific assets accounts as applicable in the period of grant, vesting or pricing revision.  For awards to employees, the Company can choose to report the fair value of awards on a pro-forma basis in the notes to the financial statements.

The Company has chosen to allocate the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to exploration costs for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.  (Note 8)

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
k)

Restricted cash

Included in prior year’s cash was an amount of $95,000 held by the bank as a guarantee in favour of the Guyana Geology and Mines Commission.  This guarantee expired on September 21, 2002.

l)

Allowance for doubtful accounts

In the current year, the Company established an allowance for doubtful accounts of $83,888 (2002 – Nil) related to receivables of a Venezuelan subsidiary (Minca, see Note 5). The allowance was established on a specific account basis.

m)

Financial instruments

Financial instruments include cash and term deposits, accounts receivable, accounts payable and bank loan.  Carrying value of all instruments approximates fair value due to their short term nature.

3.	ACQUISITIONS

Fiscal 2003

There were no business acquisitions in fiscal 2003

Fiscal 2002

On July 13, 2001, the Company acquired all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.) (See Note 5(d)(ii).  The sole asset of VV is a 95% owned Venezuelan subsidiary, Minera de Las Cristinas S.A. (“Minca”).

The current board of directors of Minca is comprised of three members representing Vannessa and two members representing Corporacion Venezolana de Guayana (“CVG”).

The acquisition was accounted for at cost using the purchase method.  No minority interest has been recorded as Minca is in a deficit position.  The operations of the acquired subsidiaries have been included in these consolidated financial statements from the date of acquisition July 13, 2001 to December 31, 2002.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

3.	ACQUISITIONS (continued)

Under Canadian generally accepted accounting principals (GAAP) the assets and liabilities of the acquired company are valued at fair market value at the date of acquisition and allocated based on consideration paid in the consolidated accounts of the acquirer.

The net assets acquired and purchase cost assigned upon acquisition were recorded as follows:

$
Tangible assets acquired:
Cash	1,976,132
Accounts receivable	284,708
Prepaid expenses	68,083
2,328,923
Less liabilities assumed:
Accounts payable	2,441,403

Net deficiency	112,480
Purchase consideration ($100 U.S.)	155
Legal costs relating to acquisition	10,000

Assigned to mineral property interests	122,635

Upon acquisition, the balance sheet of Minca reported its cumulative costs in respect of the Las Cristinas project of $171,446,796 U.S., direct liabilities to Placer Dome and affiliated companies of $162,821,451 U.S. and shareholder loan of $22,176,385 U.S. due to the 5% minority shareholder (CVG) (Note 5(d)(ii)).  The shareholder loan payable to CVG is a subordinated loan recorded in prior years by Minca relating to technical surveys provided by CVG.

Consideration of $100 U.S. was paid under the agreement for the purchase of VV for which $50 U.S. was allocated to the shares of VV and $50 U.S. for the transfer of the debt obligation by Minca to Vannessa Holdings Corporation, a wholly owned subsidiary of the Company.  The subordinated loans payable to the CVG were not extinguished.  The amount due to CVG is non-interest bearing and repayment by the Company would be required only upon meeting the following conditions:

•

If Minca were to repay fully the Placer Dome debts acquired by the Company totaling $162,821,451 U.S.

•

If Minca were to pay dividends to its shareholders in amounts sufficient to repay the paid-up capital amount of all shares outstanding totaling $704,267 U.S.

In accounting for the cost of the share purchase of Minca, no value has been assigned to the subordinated CVG debt as management believes the above two conditions are unlikely to occur based on matters outlined in Note 5(d)(ii).  In the event the Company in the future determines repayment is likely, the liability will be recorded and accounted for as additional consideration assigned to the Las Cristinas mineral concessions.

(Note 14)

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

4.				CAPITAL ASSETS
	2003			2002
		$		$
		Accumulated
	Cost	Amortization	Net	Net
Assets in use:

Computer equipment	48,642	29,379	19,263	17,394

Computer software	32,141	32,141	-	10,793

Office furniture and equipment	193,007	117,699	75,308	96,467

Exploration and processing equipment	875,970	640,658	235,312	293,815

Automotive equipment	298,047	203,259	94,788	136,274
	1,447,807	1,023,136	424,671	554,743

Assets not in use:

Aircraft (sold)	-	-	-	118,497

Exploration and processing equipment	182,342	-	182,342	199,363

Automotive equipment (sold)	-	-	-	29,696
	182,342	-	182,342	347,556

	1,630,149	1,023,136	607,013	902,299

Amortization of exploration and processing equipment not in use has not been recorded in the current or prior year. Assets not in use are being held for future use or resale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, that the net recoverable value of capital assets not in use exceeds their carrying value.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

5.	MINERAL INTERESTS
A summary of the Company’s mineral interests by areas of interest is as follows:

		Current
	2003	year	2002
	$	$	$
Brazil
Parima
Acquisition costs	40,657	-	40,657
Exploration costs	46,483	46,483	-
Impairment charge for current expenditures	(46,483)	(46,483)	-
Impairment of other carrying amounts	(40,656)	(40,656)	-
	1	(40,656)	40,657
Costa Rica
Crucitas Gold Project
Acquisition costs	2,099,872	363,450	1,736,422
Exploration costs	2,758,823	927,020	1,831,803
Impairment charge for current expenditures	(927,020)	(927,020)	-
Cutris, Alajuela	-	(43,731)	43,731
	3,931,675	319,719	3,611,956
Guyana
Maple Creek concessions
Exploration costs	2,256,301	1,210,853	1,045,448
Impairment charge for current expenditures	(1,210,853)	(1,210,853)	-
Dedicated capital assets (Note 5(c)(i)	2,783,244	(81,047)	2,864,291
Diamond inventory from bulk sampling	9,120	9,120	-
	3,837,812	(71,927)	3,909,739
Less: contributed by joint venturer	(2,999,304)	-	(2,999,304)
	838,508	(71,927)	910,435
Potaro concessions
Acquisition costs	54,378	-	54,378
Exploration costs	2,913,735	154,746	2,758,989
Recoveries from bulk sampling	(117,596)	-	(117,596)
Diamond inventories from bulk sampling	41,170	-	41,170
Impairment charge for current expenditures	(154,746)	(154,746)	-
Impairment of other carrying amounts	(1,800,000)	(1,800,000)	-
	936,941	(1,800,000)	2,736,941
Marudi Mountain Gold Project
Acquisition costs	124,000	40,000	84,000
Exploration costs	625,650	183,024	442,626
Less: contributed by joint venturer	(114,480)	(114,480)	-
	635,170	108,544	526,626
South Guyana concessions
Acquisition costs	218,557	-	218,557
Exploration costs	445,282	73,078	372,204
Impairment charge for current expenditures	(73,078)	(73,078)	-
Impairment of other carrying amounts	(500,000)	(500,000)	-
	90,761	(500,000)	590,761
	2,501,380	(2,263,363)	4,764,763
-continued-

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

5.			MINERAL INTERESTS (continued)
		Current
	2003	year	2002
	$	$	$
Venezuela
La Fe / Yuruan / Kilometre 88
Acquisition costs	902,251	-	902,251
Exploration costs	1,905,727	391,189	1,514,538
Impairment charge for current expenditures	(391,189)	(391,189)	-
Impairment of other carrying amounts	(2,166,789)	(250,000)	(1,916,789)
	250,000	(250,000)	500,000
Las Cristinas
Acquisition costs	122,635	-	122,635
Exploration costs	3,321,249	1,310,799	2,010,450
Impairment charge for current expenditures	(3,433,729)	(1,310,799)	(2,122,930)
	10,155	-	10,155
	260,155	(250,000)	510,155
Total - mineral interests	6,693,211	(2,234,320)	8,927,531

SUMMARY

Acquisition costs	3,562,350	403,450	3,158,900
Exploration costs	14,349,675	4,373,617	9,976,058
Dedicated capital assets	2,783,244	(81,047)	2,864,291
Diamond inventories	50,291	9,121	41,170
Recoveries	(117,596)	-	(117,596)
Contributions from joint venturers	(3,113,784)	(114,480)	(2,999,304)
Exploration costs written off	-	(43,731)	43,731
Impairment charges for current expenditures	(6,354,180)	(4,231,250)	(2,122,930)
Impairment charges for other carrying amounts	(4,466,789)	(2,550,000)	(1,916,789)

	6,693,211	(2,234,320)	8,927,531

Total impairment charges for other carrying amounts	(10,820,969)	(6,781,250)	(4,039,719)

a)	Brazil

In the prior year, after a review of exploration activities and based on current conditions and company plans, management decided to abandon all its interests in Brazil except for its interest in the Sierra Parima region.

Parima In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

By making a cash payment of $40,657 ($30,000 U.S.), the Company acquired the right to enter into a formal option agreement.  Should the Company exercise this option, it will be entitled to earn an 85% interest in all the concessions by spending exploration funds totaling $170,000 U.S. per concession over three years and making a series of payments to the vendor totaling $60,000 U.S. per concession over thirty months.  The 15 concessions are situated in a region currently closed to mining.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

5.	MINERAL INTERESTS (continued)
	a)	Brazil (continued)
		Parima (continued)

The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity.  The Company, together with the vendor, will endeavour to secure necessary mining and development permits.  Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

In the current year, due to uncertainties over the process of changing laws to accommodate future mining in the region, management decided to record an impairment charge reducing the carrying value of its interest to $1.

		As at the period end, the region remains closed to mining. The Company intends to pursue the interests in the region and monitor the legal process.

	b)	Costa Rica

	i)	Crucitas Gold Project

		In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

		Consideration for the acquisition was as follows:

		A cash payment of $25,000 (paid)	$25,000
		Issuance of 250,000 common shares of the Company at a price of $1.15 per share (issued)	287,500
		Payment of certain trade payables of the vendor not exceeding $500,000 U.S. These trade payables have now been paid in full.	619,976
		Assumption of the vendor’s requirement to pay staged acquisition payments totaling $1,000,000 U.S. payable in five annual installments of $200,000 U.S. with interest on the outstanding amount calculated at 6% semi-annually. Paid to date $700,000 U.S.	930,000
		Interest paid to date	121,770
		Payment of a finder's fee of 80,000 common shares of the Company at a price of $1.15 per share (issued)	92,000
		Legal and other fees relating to the acquisition	23,626
		Payment of a net smelter royalty of 1% on all production from start-up to a maximum of $20-million U.S. and $3-million U.S. to the vendors	-
			$2,099,872

The Company has explored the property to a stage where full production is intended.  The Company, is awaiting receipt of an environmental permit.  On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The proposed decree states any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the proposed decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the proposed legislation prohibiting open pit mining.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

5.	MINERAL INTERESTS (continued)
	b)	Costa Rica (continued)
	i)	Crucitas Gold Project (continued)

As at the year end and up to the audit report date, the Technical Review Committee had not approved the Environmental Assessment Study for the project.  The Ministry of Environment which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration.  The Company has notified the Canadian Government and Costa Rican Government it will proceed to the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.

In the current year, after reviewing the Company’s interest in the project, management decided to record an impairment charge of $927,020 relating to current expenditures.

	ii)	Cutris, Alajuela

In February, 2002 an agreement was signed by the Company’s wholly owned subsidiary, Industrias Infinito, S.A. for an option to acquire three properties for a total price of $550,000 US.  The agreement required Infinito to pay a non-refundable deposit of $43,731 ($27,500 US).  The properties are located in Cutris, in the province of Alajuela totaling approximately 412 hectares in size.

In the current year, after a review of the Company’s interest in Cutris, management decided not to proceed with its option to acquire the three properties and has written off the expenditure.

	c)	Guyana

	i)	Potaro District

Maple Creek concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

	2003			2002
	$			$
	Cost	Amortization	Net	Net

Exploration, machinery and equipment	1,806,112	155,579	1,650,533	1,749,293
Processing plant	1,061,194	-	1,061,194	1,026,319
Vehicles	121,546	50,029	71,517	88,679
	2,988,852	205,608	2,783,244	2,864,291

Amortization of the processing plant has not been recorded in the current or prior year as it was not in use.

The Company entered into an agreement in February, 2000 (amended March, 2000), as follows:

To develop and mine two of the Company’s properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. (“Vanarde”);

The Company agreed to assign 100% of its mining rights of the two properties to the joint venture in return for 60% of the outstanding shares of Vanarde;

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

5.	MINERAL INTERESTS (continued)
	c)	Guyana (continued)
	i)	Potaro District (continued)
		The agreement participant (“AP”) agreed to contribute a total of $2.2 million U.S. to the Company to provide funds for the acquisition of capital assets and operating infrastructure.

		AP has the right to acquire 100% of all diamonds recovered at values appraised independently;

		The Company and AP agree to the initial distribution of net profits as to 60% to AP to a maximum of $2.2-million U.S., 20% to the Company, and 20% to be re-invested;

		After the threshold of $2.2 million U.S. has been paid to AP, the net profits of Vanarde will be distributed according to respective shareholdings;

		The Company’s joint venture participant has the first right of refusal to participate in the development of an adjacent mining property in the same district as the property in a) above.

Pursuant to this agreement, advances totaling $2,999,304 (Cdn) have been received from the agreement participant, net of finders’ fees.  This advance was designated to acquire specific capital assets and to undertake exploration programs.  Accordingly, for accounting purposes, capital assets acquired for the agreed upon exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain has been recognized by the Company on effective transfer to its agreement participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions.  During the year, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan.  Based on results from this program, management determined the areas tested were not economic.  Accordingly, the Company recorded a current period impairment charge of $1,210,853 equal to costs incurred, net of recoveries from diamonds samples.  The program identified additional areas within the concession which are currently under evaluation.  In the ensuing fiscal year, management intends to fully evaluate the current program to determine the feasibility of the overall concessions.  As at the year end and up to the audit report date, management has concluded the remaining carrying value of the concessions had not been impaired.

		Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.
		Potaro concessions

		The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

		Consideration for the acquisition of these permits and concessions was as follows:

		45 permits and concessions for $29,000 U.S. (paid)	$42,828
		Finder’s fee of 15,000 common shares at a price of $0.77 per share (issued)	11,550
			$54,378

In the current year, after a review of plans and operations in this area, management determined impairment charges totaling $1,954,746 were required to reduce the carrying value to estimated recoverable value.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

5.	MINERAL INTERESTS (continued)
	c)	Guyana (continued)
	ii)	Marudi Mountain

In December 1998, the Company signed a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter agreement has been replaced by a purchase and royalty agreement with the vendor in July 2003.

		Consideration for the acquisition is as follows:
		100,000 common shares on signing of agreement (issued)	$40,000
		Providing the agreement continues in good standing, the Company will issue a total of 250,000 shares in tranches of 50,000 shares annually to the vendor. As at the year end, 200,000 common shares have been issued at a price of $0.40 per share. Final issuance of 50,000 shares was made subsequent to the year end. (Note 9(b))	80,000

		A finder’s fee of 10,000 shares at a price of $0.40 per share (issued)	4,000

		A commitment to keep the interest in good standing	-

		Assumption of the vendor’s net profit participation obligation when the interest goes into production	-

		$10.00 U.S. per ounce of gold production	-
			$124,000

In March 2002, the Company entered into an agreement as follows:

To develop and mine the Marudi Mountain saprolite mineral interest through a proposed new company (“Newco”) still to be registered.

The Company agreed to assign 100% of its surface saprolite mining rights to Newco in return for 55% of the outstanding shares in Newco.

The agreement participant (“AP”) has agreed to fund $780,000 U.S. in return for 45% of the outstanding shares in Newco.  An initial payment of $114,480 ($80,000 U.S.) has been received by the Company.

In addition to the joint venture rights to the mineral interests, the AP will receive a 3% equity interest in Romanex Inc., the owner/operator of the Marudi Mountain mineral interest.

As at the year end and audit report date, the final terms of the agreement have been deferred pending approval of an environmental impact study which is in progress.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

5.	MINERAL INTERESTS (continued)
	c)	Guyana (continued)
	iii)	South Guyana concessions

Effective October 1998, the Company, through a wholly owned subsidiary Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right for two years to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana encompassing approximately five million acres.  As a result of the survey, the Company has applied for one prospecting license known as Paint Mountain.

Non-refundable fees paid for the granting of the initial reconnaissance rights totaled $218,557 ($150,000 U.S.).  These fees have been capitalized as acquisition costs for prospecting licenses.

In the current year, after a review of plans, operations, and selection of interests in this area, management determined an impairment charge for current and prior expenditures totaling $573,078 was required to reduce the carrying value to estimated recoverable value for the prospecting license.

	d)	Venezuela

	i)	La Fe / Yuruan / Kilometre 88

		The Company has grouped these three concessions into a single economic interest.
		Consideration for the acquisition of these concessions was as follows:

			Total	La Fe	Yuruan	Kilometre 88

		Shares issued	$ 247,500	$ 60,000	$ -	$ 187,500
		Cash paid	584,524	445,000	65,000	74,524
		Survey fees, legal costs and other	99,035	40,620	58,415	-
		Finder’s fees	32,000	32,000	-	-
		Recoveries	(13,992)	(13,992)	-
		Net assets recovered	(46,816)	-	-	(46,816)

			$ 902,251	$ 563,628	$ 123,415	$ 215,208

La Fe

By agreements dating from January 1994 through October 1995, a subsidiary of the Company acquired mining rights and license for gold and diamond deposits in the area known as La Fe located in Bolivar State, Venezuela.

Yuruan

In April 1997, the Company entered into an agreement for the acquisition of mining rights for the Yuruan Concession located in the Kilometre 88 District, Venezuela.

Kilometre 88

In June 1999, the Company entered into a purchase agreement to acquire 100% of all shares of four companies which own 100% of 18 mineral concessions located in the Kilometre 88 District, Bolivar State, Venezuela.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

5.	MINERAL INTERESTS (continued)
	d)	Venezuela (continued)
Kilometre 88 (continued)

The vendor retains a 10% carried interest in mining rights to the properties up to feasibility and on completion of the feasibility study, the vendor will have the option to participate in the development of a mine by paying for 10% of the development cost, or to convert its interest to a 3.5% net smelter return.

The Company has the option to purchase the residual interest held by the vendor for $3.00 U.S. per ounce of gold production provided the Company exercises its option within 180 days of completion of the feasibility study.

In the prior year, after review of company plans and Venezuelan operations, management recorded an impairment charge reducing the carrying value of the concessions to an estimated recoverable value of $500,000.  In the current year, after further review, management determined additional impairment charges for current and prior expenditures totaling $641,189 were required to reduce the carrying value of the concessions to estimated recoverable value of $250,000.

	ii)	Las Cristinas

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (Barbados), all of the issued and outstanding shares of Vannessa Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc.  VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela.  CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity.  Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Vannessa has pledged the shares of VV under a collateral mortgage to Placer Dome in support of obligations in respect of the revenue interest and repurchase options to Placer Dome.
Consideration under the agreement for the purchase of VV was $100 U.S. (Note 3) including certain back in rights to Placer Dome (see below).
At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

5.	MINERAL INTERESTS (continued)
	d)	Venezuela (continued)
	ii)	Las Cristinas (continued)

Placer Dome Inc., through its subsidiaries had, since 1999 funded Minca to conduct extensive exploration and development programs at a cost of approximately of $170-million U.S. to identify gold reserves of 11.5-million ounces, develop mining feasibility studies and development programs for the concessions.

Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas which are detailed in Note 5(d) (iii).

Title dispute and legal proceedings
Since August 2001, CVG board members have refused to recognize Vannessa’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government cancelled the mining rights held by Minca and took possession of the properties.  A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

Minca is claiming:
* CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.
*

Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

* It has, or should have continuing rights to all concessions.

Vannessa has retained legal counsel locally and internationally to initiate proceedings and appeals in respect of its claims for rights to the concessions.  As at the date of the audit report, legal proceedings and applications in process in relating to Minca’s rights to the concessions include:

1)

On January 18, 2002 Minca commenced a constitutional protection action to appeal the decision issued by CVG to cancel Minca’s rights to the concessions.  On March 20, 2002 the First Court of Administrative Appeals declared the appeal to be inadmissible.  Minca appealed this decision to the Supreme Court of Justice, which agreed with the First Court that constitutional protection was not required, since the existing contract regulates the process of dealing with disputes, consultation or arbitration.

On May 2, 2002 Minca notified CVG and MEM of its intention to invoke the arbitration proceedings specified in the agreement.  The request for formal arbitration was filed with the Supreme Court of Justice on May 30, 2002.  As at the audit report date arbitration has not commenced.

2)

On March 2, 2002 MEM issued resolution #036 to extinguish Minca’s concessions for alluvial and vein copper.

On April 18, 2002 Minca filed an appeal with MEM seeking to void resolution #036.  As at the audit report date, MEM has not decided on the appeal.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

5.	MINERAL INTERESTS (continued)
	d)	Venezuela (continued)
	ii)	Las Cristinas - Title dispute and legal proceedings (continued)

3)

On March 6, 2002 the Venezuelan Ministry of Energy and Mines issued resolution #035 to reassume full rights over ownership of the extinguished Las Cristinas gold concessions.

On May 3, 2002 Minca filed an appeal to the Supreme Court to judicially nullify resolution #035 in respect of Minca’s rights to gold from the concessions.  As at the audit report date, the Supreme Court of Justice had not issued a ruling on the appeal.

4)

On May 7, 2002 a Presidential decree was published in the Official Gazette of the Bolivarian Republic.  The decree reserved to the State through MEM the rights to gold from the Las Cristinas region.

On May 15, 2002 (amended June 27, 2002) Minca filed an appeal to the Supreme Court of Justice to nullify the Presidential decree.

On July 15, 2002 the appeal was admitted for hearing at a future date.  As at the audit report date, the appeal had not been heard.

5)

Vannessa de Venezuela filed a legal action against CVG claiming the corporation did not comply with its obligation as a shareholder and used its privileged position as a shareholder to act against the interests of the company.

In a decision on January 23, 2003 the Court ruled that Vannessa de Venezuela had a legitimate interest and legal standing and that its petition was legally sustained.  As at the audit report date, no ruling had been made by the Court.

6)

On March 12, 2002 a Presidential Decree #1962 claims the Las Cristinas copper concession to be a national reserve.  This decree is based on the same foundation as decree #1757 which reserves the gold rights to the Nation.  Minca has filed a nullity action against this decree on both constitutional and legal grounds and the court has admitted this action.  As at the audit report date, no ruling had been made by the court.

7)

On March 27, 2003 the Political Administrative Chamber of the Venezuelan Supreme Court admitted a lawsuit filed by Minca of a nullity action in respect to the contract between CVG and Crystallex, asking the Court to cancel the contract between CVG and Crystallex involving rights to the Las Cristinas project.  The Supreme Court decided Minca has legal standing to request the nullity action to be heard and admitted the legal actions.

8)

On June 17, 2003 the Political Administrative Chamber of the Venezuelan Supreme Court ordered a judicial inspection of Las Cristinas to determine the physical condition of the assets and the Court declared a writ filed by CVG objecting to the inspection as untimely.  The court order is no longer subject to appeal.  As of the date of the audit report, the inspection was pending.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

5.	MINERAL INTERESTS (continued)
	d)	Venezuela (continued)
	ii)	Las Cristinas - Title dispute and legal proceedings (continued)

International Arbitration

Vannessa has formally notified the Venezuelan Government it would seek compensation by international arbitration under the Foreign Investment Protection Agreement (FIPA).  This process calls for a preliminary six-month period of dialogue between the parties.  Should no agreement be reached during that time, Vannessa has the option at any time for up to three years after first becoming aware of the infractions under FIPA to go to arbitration claiming compensation.  The six month period has expired and Vannessa is now in a position to enact international arbitration.

Substantial uncertainty exists as to the ultimate resolution of Minca’s rights and title issues.  There is also uncertainty as to the scope of future legal and administrative costs required to continue legal proceedings.

Management is of the opinion actions taken to extinguish Minca’s rights and status in respect of the concessions were taken inappropriately and Minca will successfully regain its rights and title to the concessions.  There is no certainty Minca or Vannessa will be successful in their attempts to establish title rights or Vannessa’s actions will result in any economic benefit or recovery of costs incurred to date and future costs.  The dispute is likely to be protracted and may take several years to resolve.

The current political and economic climate in Venezuela may further impact resolution of these issues.

	iii)	Impairment charges Charges relating to Minca’s acquisition and exploration costs comprised the following:
			2003	2002

		Administrative salaries	$ 521,403	$ 429,616
		Camp expenditures	-	284,722
		Community relations	93,791	197,249
		General administration	193,087	226,531
		Legal costs	359,397	241,605
		Mining wages	-	503,275
		Rent	73,495	54,569
		Travel	69,626	72,883
			1,310,799	2,010,450
		Acquisition cost	-	112,480
			$ 1,310,799	$ 2,122,930

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

6.	SHARE CAPITAL

		2003		2002
		# shares	$	# shares	$
Authorized
100,000,000 common shares without par value

Issued
Balance, beginning of year		47,643,853	27,504,745	46,123,473	26,070,795
Private placement	a)	6,000,000	4,095,000	780,000	780,000
Options exercised	b)	757,500	726,000	717,500	633,950
Mineral properties	c)	100,000	40,000	50,000	20,000
Finder's fee for private placements	d)	-	(71,000)	-	-
Escrow shares cancelled	e)	-	-	(27,120)	-
Balance, end of year		54,501,353	32,294,745	47,643,853	27,504,745

During the year the Company issued the following shares:
a)

Pursuant to non-brokered private placements, 6,000,000 units were issued at prices ranging between $0.50 to $0.96 per share.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at prices ranging between $0.55 to $1.06 per share.  Management has determined the fair value of the warrant component of the private placement units approximates 10% of the proceeds received.  Accordingly, $455,000 of this offering has been attributed to the warrants and recorded as a separate component of shareholders’ equity.

b)	Stock options totaling 757,500 were exercised at prices ranging between $0.95 and $0.96 per share.
c)

Pursuant to a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in Guyana, 100,000 common shares were issued to the vendor at the price established at the date of the agreement of $0.40 per share (Note 5(c)(ii)).

d)	The finder’s fees were paid to a non-related third party.
e)	In the prior year, pursuant to Escrow Agreements dated March 17, 1986 and April 11, 1988 the Company cancelled 27,120 escrow shares.
During the period, the Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2001	1,410,000	$0.87	2.42
Granted	1,775,000	$0.95
Exercised	(717,500)	$(0.88)
Expired	(350,000)	$(0.73)
Balance – March 31, 2002	2,117,500	$0.96	3.82
Granted	1,720,000	$0.94
Exercised	(757,500)	$(0.96)
Expired	(1,055,000)	$(0.95)
Balance – March 31, 2003	2,025,000	$0.94	4.07

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

6.	SHARE CAPITAL (continued)
As at the year end, the Company had share purchase options outstanding to directors and employees as follows:
	Outstanding	Exercise price	Expiry date
	110,000	$0.96 per share	May 17, 2005
	195,000	$0.95 per share	July 24, 2006
	1,670,000	$0.95 per share	July 4, 2007
	50,000	$0.50 per share	December 13, 2007
2,025,000

During the period, the Company entered into transactions relating to share purchase warrants as follows:

		Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life
	Balance – March 31, 2001	Nil	-	-
	Granted during the year	780,000	$1.15
	Exercised	Nil	-
	Expired	Nil	-
	Balance – March 31, 2002	780,000	$1.15	1.89
	Granted during the year	6,000,000	$0.88
	Exercised	Nil	-
	Expired	Nil	-
	Balance – March 31, 2003	6,780,000	$0.91	1.43

Escrow and pooled shares As at the year end, there were 152,455 (2002 – 304,909) escrow shares outstanding. As at the year end, there were no voluntary pooling arrangements.
7.	RELATED PARTY TRANSACTIONS
Accounts payable includes amounts due of $99,772 (2002 - $17,100) to companies controlled by two Directors.

During the period, the Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses totaling $330,858 (2002 - $326,895) from companies in which two Directors have an interest.  The expenses were allocated as follows:

	2003	2002

Management fees expensed	$113,220	$109,440
Fees and services allocated to mineral interests	$217,638	$217,455

	$330,858	$326,895

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

7.	RELATED PARTY TRANSACTIONS (continued)

The Company entered into management agreements in prior years with two companies controlled by two Directors for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela totaling $17,575 U.S. per month.  These agreements continue from year to year until such time as notice of termination is given by either parties.

	Related party transactions have been recorded at their exchange amount.
8.	STOCK BASED COMPENSATION

The Company has adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires all stock-based awards made to non-employees and employees be measured and recognized using a fair value based method.  Recognition of these awards applies only to awards granted in fiscal years commencing on or after January 1, 2002.

In the year, the Company granted 1,720,000 stock options to directors and employees.  Options totaling 60,000 expired during the period. Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.5036 per option for a total value of $866,192.  Assumptions used in this model were as follows:

		2003	2002
	Risk-free interest rate	4.2%	N/A
	Dividend yield	0%	N/A
	Volatility factor	46%	N/A
	Expected option life	5 years	N/A
	Allocation of stock based compensation cost was as follows:
		2003	2002
	Charged to operations	$ 700,004	$ -
	Charged to mineral interests	166,188	-
		$ 866,192	$ -

9.	SUBSEQUENT EVENTS

Subsequent to the year end, the Company entered into the following transactions:

a)

Completed a non-brokered private placement of 4,300,000 units at a price of $0.35 per unit for total proceeds of $1,505,000.  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 per share for a period of 24 months from the date of final approval of the subscriptions by the TSX Venture Exchange.

b)

Issued 50,000 shares at a price of $0.40, as final payment for the acquisition of the Marudi Mountain Gold Project (Note 5(c)(ii))

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

10.	FUTURE INCOME TAXES
The significant components of the Company’s tax-effected future income tax assets and liabilities are made up as follows:

	2003	2002
Potential future income tax assets
Non-capital lossed carried forward	$2,472,800	$1,963,800
Property plant and equipment	1,082,800	1,191,000
Mineral property interests	1,526,000	1,623,600
Other	27,700	-
	5,109,300	4,778,400
Potential future income tax liabilities	-	-
	5,109,300	4,778,400
Valuation allowance	(5,109,300)	(4,778,400)

	$-	$-

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax basis adjustments and other tax losses carried forward apply.

At March 31, 2003 the Company has non-capital losses remaining to be carried forward of approximately $6,340,000 (2002 - $4,567,000) which may be available to offset future income for income tax purposes in Canada.  These losses expire over the next seven years.  The Company’s foreign exploration and development expenses approximating $2,323,000 (2002 - $2,323,000) can be carried forward indefinitely and may be available to offset future foreign resource profit.  In addition, the Company has capital losses of approximately $9,124,000 (2002 - $9,124,000) which can be carried forward indefinitely and may be available to offset future capital gains.  Due to the uncertainty of realization of these carry-forwards, the benefit is not reflected in the financial statements as the Company has provided a full valuation allowance for the deferred potential tax assets resulting from these tax adjustment balances.

11.	SEGMENTED INFORMATION

	2003	2002
Identifiable assets by geographic location are as follows:

Canada	$701,754	$1,687,800
Brazil	8,944	100,744
Costa Rica	4,220,620	3,989,746
Guyana	2,690,885	5,059,150
Venezuela	355,093	710,875
	$7,977,296	$11,548,315

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

12.	COMMITMENTS

Office premises

The Company entered into a lease agreement for its office premise in Vancouver, Canada requiring total annual minimum lease payments of $74,500.  The lease expires on July 31, 2003.  Subsequent to the year end, the Company renewed this lease for a further term of one year.

The Company entered into a lease agreement for its premises in Guyana which is due to expire on March 31, 2004 requiring minimum lease payments of $16,000 U.S. per annum.

Mineral interests – see Note 5.

13.	COMPARATIVE FIGURES
Certain of the comparative figures have been reclassified to conform with current presentation
14.

CONTINGENCIES

Matters detailed in Notes 3 and 5 relating to the Company’s holdings in Mineras de Las Cristinas S.A. (Minca) create uncertainty as to the ultimate assets and liabilities that may be realized through Minca’s interests in the Las Cristinas concessions.

As a result of ongoing disputes with CVG (Note 5(d)(ii)) and the constituted board of directors of Minca, the financial statements of Minca have not been audited.  The Company engaged auditors to perform specific auditing procedures on all transactions and balances directed by and under control of Vannessa.  Management has determined the financial reporting of the Minca acquisition and operations which were subject to the specified auditing procedures represents complete and appropriate presentation of the acquisition and financial affairs of Minca as they pertain to the holdings and interests of Vannessa.  Management is not able to assess at this time the outcome of the legal proceedings in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

Minca has recorded and included in accrued liabilities an amount of $110,826 U.S. as at the year end for wage and benefit claims of Minca employees.  These balances are in dispute and currently subject to litigation in Venezuela.

Placer Dome has provided certain indemnities to Vannessa for liabilities not reported at the date of acquisition.  The above amount is, in management’s opinion, subject to the indemnification.  However, Vannessa has not recorded the amount as an asset as it has not, to date, made a claim for the indemnity.  Such claim will be made when other matters which may also fall under the indemnity are determined.  Accordingly, the recoverable amount under the indemnity is considered a contingent asset until such time as all matters under the indemnity are determined.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

15.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared under Canadian Generally Accepted Accounting Principles ("GAAP") which do not differ materially from United States Generally Accepted Accounting Principles with respect to the accounting policies and disclosures in these financial statements except as set out below:

The 2002 and 2001 U.S. GAAP reconciliation has been substantially revised from the originally issued financial statements for those years to correct errors in the application of U.S. GAAP and related disclosures and to correct numerical errors.  Details of the revisions are set out in Note 15(i)).

a)

Under Canadian GAAP exploration, certain development costs and acquisition costs have been capitalized in the accounts (Note 5).  Under U.S. GAAP such costs would be recorded as period expenses where full unrestricted exploitation or extraction rights are not established or if the Company is not able to establish recoverable value from expected future cash flows for purposes of performing an impairment analysis.

The Company at the year end had not established unrestricted exploitation rights on any of its mineral property interests nor are mineral interests sufficiently advanced to determine recoverable value.  Accordingly, for U.S. GAAP purposes the exploration and acquisition costs deferred under Canadian GAAP would be expensed in the periods incurred.  Capital assets dedicated to specific exploration properties as set out in Note 5(c)(i) are categorized under Exploration Stage Mineral Property Interests and are capitalized for U.S. GAAP purposes as they retain their character as capital assets.  For U.S. GAAP purposes this processing equipment where in use, is being amortized using the rates and methods outlined in Note 2(b).

b)

The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock Based Compensation”, for options issued to employees and non-employees.  This statement requires the Company to establish a fair value based method of accounting for stock based compensation plans.

In prior years, the Company elected to follow Accounting Principles Board Opinion No. 25 ‘Accounting for stock issued to employees’ (APB 25) in accounting for its employee stock options.  Under APB 25, no compensation expense has been recognized.  In the current year, management decided to recognize all stock options issued to employees using the fair value approach.  This represents a change in accounting policy and accordingly, prior years results have been restated to reflect the new accounting policy.

The application of the change in policy resulted in $649,333 increase in compensation expense, which is offset as contributed surplus included in shareholders equity and Nil for the years ended March 31, 2002 and 2001 respectively.   Current year opening deficit increased by $649,333 from the restatement of prior year results.  (Note 15(i)).

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options at the issuance date.  In determining the fair value of these stock options, the following assumptions were used:

2003

2002

Risk free interest rate

4.21%

4%

Expected life

5 years

5 years

Expected volatility

 46%

100%

Expected dividends

    -

-

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

15.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING    PRINCIPLES – CONT’D.

c)

In fiscal 2003 and 2002, for U.S. GAAP purposes the Company applied Statement of Financial Standards (“SFAS”) No.144 in accounting for the impairment or disposal of long-lived assets.  Under “SFAS” 144 the Company tests assets for impairment in carrying value whenever events or circumstances indicate that the Company may not be able to recover the assets carrying amount.  In periods prior to fiscal 2002, the Company applied SFAS 121, “Accounting for the impairment of long-lived assets and long-lived assets to be disposed of”.

An impairment loss is measured as the excess of carrying amount of an asset or group of assets over fair value.  Fair value is determined using expected net present value by reference to undiscounted expected future cash flows from operations or from future sale net of selling or abandonment costs.

SFAS 144 requires separate tests for assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale.

SFAS 144 does not differ materially from Canadian GAAP requirements for impairment and recoverability tests for long-lived assets.

d)

Under U.S. Industry Guide 7, the Company’s mineral property interests are classified in the exploration stage as none of the interests have proven reserves as at March 31, 2003, 2002 and 2001 which are established by the Company to be both economically recoverable and legally extractable.

The Company has internally categorized all long lived assets into the following groupings:

Capital Assets – general as set out in Note 4 to the financial statements.  These assets include sub-categories for those in use and not in use.

For assets in use:

Computer equipment, software and office equipment:

There have been no circumstances or events to indicate recoverability has been impaired or that the company will not realize the carrying value through use and continued amortization based on utilization.

Mining equipment and automotive equipment:

These categories represent various non-dedicated moveable mining and testing equipment that are in use on company projects.

There have been no events and circumstances during the 2003, 2002 and 2001 fiscal where the carrying value of the non-dedicated mining and processing, and automotive equipment assets was indicated to be less than fair value.

e)

In 2002, for U.S. GAAP purposes $95,000 in cash restricted from general use would be shown separately on the face of the balance sheet.  There are no cash restrictions as at the current year end.  (See Note 2(k)).

f)

As at the March 31, 2000 year end, 637,499 shares were held in escrow subject to release only upon approval of regulatory authorities.  On September 1, 2000, 609,811 of the escrow shares were approved for time based release whereby:  25% of the shares became free-trading on that date and 25% will become free-trading at each of the 12,24 and 36 month anniversaries from the date of approval.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

15.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – CONT’D.

f)

Cont’d.

Under U.S. GAAP, compensation expense is recorded as at the date of approval at fair value.  Fair value was determined using the Black-Scholes pricing model.  No compensation expense was recorded for the escrow shares released in 2003 and 2002 as the full compensation expense was recorded in 2001 when the escrow shares were approved for time based release.

As at the year ended March 31, 2003 the Company had 568 (2002 – 568) performance based escrow shares remaining in escrow.  During the 2002 fiscal year 27,100 of the escrow shares were cancelled, leaving 568 still subject to performance criteria.

g)

Under U.S. GAAP performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied.  Accordingly, such shares are excluded from the computation of the weighted average number of shares outstanding.

h)

If accounting principles generally accepted in the United States were followed, the effects on financial statement presentation of reconciling items would be:

2003

2002

2001

   $

   $

   $

Revised

Revised

Balance sheet items

Exploration stage mineral property interests - Cdn. GAAP

6,693,211

8,927,531

7,341,773

Adjustment for deferred exploration costs

(3,999,970)

(6,047,884)

(5,268,476)

Accumulated amortization of dedicated capital assets

(958,811)

(661,158)

(207,330)

Advance netted into mineral interest (Note 5 C (ii))

114,480

-

-

Exploration stage mineral properties – U.S. GAAP

1,798,910

2,218,489

1,865,967

Liabilities – Canadian GAAP

1,127,181

1,474,688

508,846

Advance netted into mineral interest

114,480

-

-

Liabilities – US GAAP

1,241,661

1,474,688

508,846

Minority Interest – Canadian GAAP

-

-

-

Adjustment for minority interest

1,566,050

2,267,803

2,265,245

Minority interest – U.S. GAAP

1,566,050

2,267,803

2,265,245

Shareholders' equity - Canadian GAAP

6,850,115

10,074,227

15,072,989

Cumulative adjustment for deferred exploration costs

(3,999,970)

(6,047,884)

(5,268,476)

Cumulative adjustment for amortization of dedicated

  capital assets

(1,008,811)

(661,158)

(207,330)

Cumulative adjustment for minority interests

(1,566,050)

(2,267,803)

(2,265,245)

Shareholders' equity - U.S. GAAP

275,284

1,097,383

7,331,938

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

15.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – CONT’D.

h)

Cont’d.

Statements of cash flows

Under a U.S. GAAP cash flow format, changes in certain balance sheet accounts, which are netted for Canadian GAAP presentation, are shown as gross amounts.  No reconciliation is provided for these accounts.

Operating, investing and financing activities under U.S. GAAP would be restated as follows:

2003

2002

2001

   $

   $

    $

Revised

Revised

Operating activities - Canadian GAAP

(1,499,650)

(3,200,011)

(470,489)

Adjustment for exploration costs

(4,230,073)

(4,079,221)

(4,493,077)

Operating activities - U.S. GAAP

(5,729,723)

(7,279,232)

(4,963,566)

Investing activities - Canadian GAAP

(4,229,591)

(4,387,363)

(2,711,911)

Adjustment for exploration costs

4,230,073

4,079,221

4,493,077

Adjustment for minority interest

-

(556,204)

(2,075,520)

Investing activities - U.S. GAAP

482

(864,346)

(294,354)

Financing activities – Canadian GAAP

4,878,333

1,740,617

7,172,700

Adjustment for minority interest

   -

   556,204

     207,520

Advance

-

-

2,075,520

Financing activities – U.S. GAAP

4,878,333

2,296,821

9,248,220

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

15.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – CONT’D.

h)

Cont’d.

2003

2002

2001

   $

     $

     $

Revised

Revised

Statement of operations

Net loss - Canadian GAAP

(9,335,304)

(6,432,712)

(2,581,595)

Adjustment for deferred exploration costs

(2,047,914)

(1,335,611)

(1,727,857)

Adjustment for amortization of dedicated capital assets

(347,653)

(453,828)

(207,330)

Adjustment for compensation on escrow shares

-

-

(494,600)

Adjustment for stock based compensation

-

(1,161,667)

-

Minority interest

701,753

553,646

177,855

Net loss - U.S. GAAP

(6,933,290)

(8,830,172)

(4,833,527)

Weighted average number of shares

outstanding - Canadian GAAP

51,249,109

46,498,958

32,646,978

Adjustment for weighted average

number of performance based escrow shares

(568)

(568)

(27,688)

Weighted average number of shares

outstanding - U.S. GAAP

51,248,541

46,498,390

32,619,290

Loss per share and diluted loss per share - U.S. GAAP

(0.14)

(0.19)

(0.15)

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

15.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – CONT’D.

i)

The Company has revised its previously released U.S. GAAP consolidated financial statements reconciliation.

The following summarizes adjustments made to previously reported amounts:

2002

2001

   $

   $

Balance sheet items

Exploration stage mineral property interests – U.S.

GAAP, as previously reported

3,909,739

2,310,604

Amortization of dedicated capital assets (i)

(661,158)

(207,330)

Project and camp costs previously capitalized (vii)

(1,030,092)

(237,307)

Exploration stage mineral property interests - U.S. GAAP,

as restated

2,218,489

1,865,967

Minority interest, as previously reported

-

-

Minority interest (ii)

2,999,304

2,443,100

Minority interest share of expenses (ii)

(731,501)

(177,855)

Minority interest, as restated

2,267,803

2,265,245

Shareholders’ equity – U.S. GAAP, as previously reported

5,056,435

10,041,820

Amortization of dedicated capital assets (i)

(661,158)

(207,330)

Project and camp costs previously capitalized (vii)

(1,030,092)

(237,307)

Minority interest (ii)

(2,267,803)

(2,265,245)

Shareholders equity – U.S. GAAP, as restated

1,097,383

7,331,938

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

15.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – CONT’D.

i)

Cont’d.

2002

2001

   $

   $

Statement of operations

Net loss – U.S. GAAP, as previously reported

(6,598,431)

(1,996,625)

Amortization of dedicated capital assets (i)

(453,828)

(207,330)

Minority interest adjustment (ii)

553,646

177,855

Adjustment to expense deferred exploration costs

(1,348,987)

(2,312,827)

Stock based compensation (iii)

(288,239)

-

Compensation on release of escrow shares (iv)

-

(494,600)

Net loss - U.S. GAAP, as restated

(8,135,839)

(4,833,527)

Weighted average number of shares

outstanding – U.S. GAAP, as previously reported

46,194,049

32,168,852

Escrow shares excluded (iv)

304,341

450,438

Weighted average number of shares

outstanding - U.S. GAAP, as restated

46,498,390

32,619,290

Loss per share and diluted loss per share - U.S. GAAP,

as previously reported

(0.14)

(0.06)

Per share effect of above noted net income adjustments

(0.03)

(0.09)

Loss per share and diluted loss per share – U.S. GAAP,

as restated

(0.17)

(0.15)

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

15.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – CONT’D.

i)

Cont’d

2002

2001

   $

   $

Statement of cash flows

Operating activities – U.S. GAAP, as previously reported

(3,186,635)

(114,481)

Exploration costs restated from investing activities (v)

(4,092,597)

(2,767,443)

Allocation correction (vi)

-

228,962

Operating activities, U.S. GAAP, as restated

(7,279,232)

(2,652,962)

Investing activities – U.S. GAAP, as previously reported

(4,400,739)

(3,296,881)

Exploration costs restated to operating activities (v)

4,092,597

2,767,443

Minority interest adjustment (ii)

(556,204)

(2,075,520)

Investing activities – U.S. GAAP, as restated

(864,346)

(2,604,958)

Financing activities – U.S. GAAP, as previously reported

1,740,617

7,172,700

Minority interest adjustment (ii)

556,204

2,075,520

Financing activities – U.S. GAAP, as restated

2,296,821

9,248,220

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

15.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – CONT’D.

i)

Cont’d.

i.

Amortization of dedicated capital assets.

The Company did not record amortization for 2002 and 2001 on the Maple Creek project for dedicated capital assets in its Canadian GAAP financial statements as such amortization would have increased deferred exploration costs and had no net balance sheet effect.  Under US GAAP amortization allocated to exploration would be charged to expense.  The Company has revised its reporting to include U.S. GAAP amortization expense of $453,828 in 2002 and $207,330 in 2001.  The adjustments impact both the balance sheet and the statement of operations.  (See (ii) below)

ii

Minority interest and property interest transfer

During 2001 the Company transferred a portion of its Potaro mineral interest claims (Maple Creek – Note 5 (c) (1)) to a subsidiary company.  An unrelated party subscribed for 40% of the shares of the subsidiary by contributing $2.2 million US ($2,999,304 Cdn. of which $2,443,100 was received by March 31, 2001).  For Canadian GAAP purposes this contribution was recorded as a reduction of the carrying value of the Potaro claims and dedicated capital assets.  Under US GAAP this treatment is not allowable as control of the mineral interest claims did not change.  The accounting treatment under US GAAP would be to transfer the property at carrying value (Nil for US GAAP purposes) and record the equity contribution from the unrelated party as minority interests at the date of transfer.  For the period subsequent to the transfer, all expenditures on the project as well as amortization of dedicated capital assets would be expensed in the reporting period.  The carrying value of minority interests would be reduced by its proportionate share (40%) of the period costs.  The Company did not previously provide US GAAP adjustments for this transaction and has revised its reporting accordingly.

iii.

Stock based compensation

There was an error in the previous calculation of US GAAP stock based compensation relating to the issue of options in 2002.  The correct amount of compensation should have been $467,334 and not $179,095 previously reported.  An adjustment of $288,239 has been recorded.

iv.

Escrow shares

Previously the Company had not reported compensation expense for US GAAP purposes.  In 2001 the criteria for release of 609,811 shares from escrow changed from activity based to time based release.  Accordingly, a correction of $494,600 has been reported as compensation in 2001.  The number of shares held in escrow for the weighted average number of shares calculation has been adjusted by 304,341 shares in 2002 and 450,438 shares in 2001.

VANNESSA VENTURES LTD. – “AN EXPLORATION STAGE ENTERPRISE”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

(IN CANADIAN DOLLARS)

15

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – CONT’D

i)

Cont’d.

v.

Exploration costs reclassified – statement of cash flows

As a result of adjustments to exploration costs and other expense items reclassifications from investing activities and operating activities are required.  Previous adjustments of $4,092,597, $2,767,433 have been made to decrease operating activities and correspondingly increase investing activities for 2002 and 2001 respectively.

vi.

Allocation correction – statement of cash flows

The operating activities under U.S. GAAP for 2001 were previously reported as ($114,481), when they should have been a positive $114,481.  An adjustment of $228,962 has been made to correct this numerical error.  A corresponding reversing adjustment has been included for investing activities in exploration costs

vii.

Adjustment to expense capitalized project and camp costs

In the previously issued US GAAP reconciliation the Company treated project and camp costs capitalized to the Maple Creek Project as capital costs.  The Company has determined that these costs should have been expensed for US GAAP purposes.  The cumulative balance sheet adjustments required resulted in the reduction of exploration stage mineral interests by $1,030,092 for 2002 and $237,307 for 2001.

LEASE EXTENSION AND AMENDING AGREEMENT

THIS AGREEMENT dated for reference the 14th day of April 2003

BETWEEN:

GROSVENOR CANADA LIMITED and BUTLIN INTERNATIONAL HOLDINGS LTD.

whose principal place of business and post office address is 2000 - 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1

(hereinafter collectively referred to as the “Landlord”)

OF THE FIRST PART

AND:

VANNESSA VENTURES LTD.

whose principal place of business and post office address is 1710 - 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1

(collectively hereinafter referred to as the “Tenant”)

OF THE SECOND PART

WHEREAS:

(A)

By a lease dated the 26th day of June, 1997 (the “Lease”), the Landlord leased to the Tenant for a term (the “Term”) of five (5) years, commencing on the 1st day of August 1997 and ending on the 31st day of July 2002 certain premises (the “Premises”) containing an area of 1,816 square feet shown hatched on the plan attached to the Lease as Schedule “A”, located in the Landlord’s building having a civic address of 1040 West Georgia Street (the “Building”) in the City of Vancouver, in the Province of British Columbia;

(B)

The Original Lease was modified by a Lease Amending Agreement dated March 20th 2002;

(C)

The Term of the Lease will be fully ended and completed on the 31st day of July, 2003; and

(D)

The parties have agreed to modify the Lease by extending the Term for a further period of one (1) year upon the terms contained herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of Ten Dollars ($10.00) now paid by the Tenant to the Landlord, the receipt of which is hereby acknowledged, and the mutual covenants and agreements herein set forth, the parties hereto covenant and agree as follows:

1.

The recitals as hereinbefore set out are true in substance and in fact.

2.

The Term of the Lease is hereby extended for a further period of one (1) year, commencing on the 1st day of August, 2003, (the “Effective Date”), and ending on the 3lst day of July 2004, upon the same terms and covenants and conditions as are contained in the Lease, except for:

(a)

the Tenant will accept the Premises in an “as is, where is” condition;

(b)

the Landlord has no responsibility or liability for making any renovations, alterations or improvements in or to the Premises;

(c)

all further renovations, alterations or improvements in or to the Premises are the sole responsibility of the Tenant and shall be undertaken and completed at the Tenant’s expense and strictly in accordance with the provisions of the Lease;

(d)

the Lease shall be amended pursuant to the amendments contained in Paragraph 3 of this Agreement.

3.

The parties acknowledge and agree that as and from the Effective Date the Lease is hereby amended to provide as follows:

(a)

Article 1.01 (e) shall be amended to read “Term: seven (7) years”

(b)

Article 1.01 (g) shall be amended to read “Expiration Date: July 31, 2004’

(c)

Article 1.01 (q) shall be amended to read “2003 (being $7.74 per square foot of Premises Rentable Area) $14,055.84; and

(d)

Article 1.01 (r) shall be amended to read “2003 (being $6.21 per square foot of Premises Rentable Area) $11,277.36.

4.

The Tenant represents and warrants that it has the right, full power and authority to agree to these amendments to the Lease, and other provisions contained in this Agreement.

5.

The parties confirm that in all other respects, the terms, covenants and conditions of the Lease remain unchanged and in full force and effect, except as modified by this Agreement. It is understood and agreed that all terms and expressions when used in this Agreement shall, unless a contrary intention is expressed herein, have the same meanings as ascribed to them in the Lease.

6.

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns as the case may be.

IN WITNESS WHEREOF the Landlord and the Tenant have executed this Agreement on the day and year first above written.

LANDLORD

GROSVENOR CANADA LIMITED

Per: /s/ illegible

Authorized Signatory

Per: /s/ illegible

Authorized Signatory

BUTLIN INTERNATIONAL HOLDINGS LTD.

Per: /s/ illegible

Authorized Signatory

Per: /s/ illegible

Authorized Signatory

TENANT

VANNESSA VENTURES LTD.

Per: /s/ Manfred Peschke

Authorized Signatory

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Vannessa Ventures Ltd. (the "Company") on Form 20-F for the fiscal year ended March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Manfred Peschke, President, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  September 26, 2003

VANNESSA VENTURES LTD.

/s/ Manfred Peschke

_______________________
Manfred Peschke

President, CEO, CFO and Director

CERTIFICATION

I, Manfred Peschke, certify that:

1.  I have reviewed this annual report on Form 20-F of Vannessa Ventures Ltd.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

b)  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  I have disclosed, based on my most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  September 26, 2003

VANNESSA VENTURES LTD.

/s/ Manfred Peschke

_______________________
Manfred Peschke

President, CEO, CFO and Director

Signature Page

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VANNESSA VENTURES LTD.
(Registrant)
September 26, 2003	/s/ Manfred Peschke
Date	Manfred Peschke, President, CEO, CFO and Director