Form 20-F
period 2004-03-31
VANNESSA VENTURES LTD
filed 2005-12-06
CIK 1102708

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

_  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

x  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended March 31, 2004

or

_  Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the transition period from _____ to _____

Commission File Number                            0-30462

VANNESSA VENTURES LTD.

(Exact Name of Registrant as Specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s Name into English)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

Suite 220, 1010 - 1st Street SW, Calgary, Alberta, Canada, T2R 1K4

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
______________N/A________________	______________N/A_______________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of March 31, 2004:

75,051,353 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES                                        NO   X

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

NOT APPLICABLE

EXPLANATORY NOTE

This is the initial filing of the Annual Report on Form 20-F for the fiscal year ended March 31, 2004 (the “2004 Form 20-F”) of Vannessa Ventures Ltd. (the “Company”). This filing will be followed within a short period by the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005 (the “2005 Form 20-F”).  This 2004 Form 20-F reflects modifications to the Company’s 2003 Annual Report on Form 20-F that the Company has made in light of comments received from the Staff of the Commission in connection with its review of that report concerning, among other matters, auditor independence issues.  The Company, which replaced its former auditors during its 2004 fiscal year, retained its current auditors in October 2004 to undertake re-audits of the Company’s financial statements for its fiscal years 2002 through 2003 inclusive.  These re-audits have been completed and the audited statements are filed herewith in the 2004 Form 20-F.

In connection with the re-audits of the consolidated financial statements of the Company as at and for the years ended March 31, 2003 and 2002, management of the Company determined that the Canadian to U.S. GAAP reconciliation previously reported contained errors.  These errors have been corrected and the Canadian to U.S. GAAP reconciliation Note 16 contained in the consolidated financial statements of the Company as at and for the years ended March 31, 2004, 2003 and 2002, as contained in this document, reflects these changes.  No changes to the amounts previously reported in conformity with Canadian generally accepted accounting principles were made in connection with the re-audit.

As this filing is first being made in December 2005 and will be followed shortly by the filing of the 2005 Form 20-F. all material in the 2004 Form 20-F is current as of September 30, 2005 except for financial information that is required for the specific time period covered by the 2004 Form 20-F, in particular the financial statements (Items 8 and 17), selected financial data (Item 3) and management’s discussion and analysis (“MD&A”) (Item 5).  In keeping with the Company’s intent to present as much current information as possible in the 2004 Form 20-F, the MD&A also includes a “Subsequent Events” discussion to include developments through September 30, 2005.

The Company believes that inclusion of the historical (fiscal 2002-2004) financial information, and related selected financial data and MD&A in the 2004 Form 20-F is appropriate because it provides investors with historical financial statements for those years as audited by the Company’s current auditors, Ernst & Young LLP.  These audited statements have not been previously published, and to the extent that financial information concerning reconciliation of differences between Canadian GAAP and U.S. GAAP (as defined herein) for the Company’s 2002 and 2003 fiscal years has been restated or otherwise re-presented in the 2002-2004 financial statements, such information is made available to investors.  As well, this provides investors with an additional year of audited financial statements (fiscal 2002) that have been audited by the same firm that has audited the Company’s financial statements for inclusion in the 2005 Form 20-F.

The information contained in this Annual Report is current at September 30, 2005 except where a different date is specified.

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 16 to the accompanying audited consolidated financial statements of Vannessa Ventures Ltd.

i

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

“alluvium” refers to a deposit of sediment left by a stream on the stream’s channel or floodplain.

“amphibolite” refers to a metamorphic rock composed mainly of amphibole, generally with an oriented fabric.

“andesite” refers to a dark-colored, fine-grained extrusive rock that when porphyritic, contains phenocrysts composed primarily of zoned acid plagioclase (especially andesine) and one or more of the mafic minerals (e.g., biotite, hornblende, pyroxene) and a groundmass composed generally of the same minerals as the phenocrysts.

“anomaly” refers to a geological, geochemical or geophysical event that is considered prospective and appreciably different from the surrounding background.

“Archean” refers to the period of time from the consolidation of the Earth’s crust to the base of the Cambrian. The terms Precambrian, Proterozoic and Azoic have been used either as synonyms or partial synonyms.

“Au” refers to gold.

“auger” is any of various hand tools, typically having a threaded shank and cross handle, used for boring holes in wood or ice.

“auriferous” means gold-bearing.

“basal” means of, relating to, located at, or forming a base.

“basalt” refers to a fine-grained, sometimes glassy basic volcanic rock.  Basalts are generally found in the form of lava flows which may be extensive and are often erupted from fissures and sometimes from central-type vents.

“BCA” refers to the British Columbia Business Corporations Act which became effective on March 29, 2004 and replaced the British Columbia Company Act.

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

“CVG” refers to Corporación Venezolana de Guyana, Venezuela’s state-run mining and minerals company.

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

“diamondiferous” refers to rock or alluvial material containing or yielding diamonds.

“epidote” is a mineral with the formal name of calcium aluminum iron silicate hydroxide.  Its uses are typically that of a mineral specimen and rarely as a gemstone. Epidote, while not general known for exceptional crystals can produce some magnificent specimens.  Its unique green color which is often described as “pistachio”, is quite striking in well colored specimens.

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

“muscovite” refers to a miceous mineral occurring as plates which are flexible and elastic.

“NSR” refers to net smelter return which is calculated based on the gross revenue of a tonne of metal less smelting and transportation cost.

“Oligocene” refers to the geologic time, rock series, or sedimentary deposits of the third epoch of the Tertiary Period, characterized by further development of modern mammalian fauna, including the rise of the true carnivores and their gradual replacement of the creodonts.

“paleochannel” refers to an old watercourse, usually buried.

“phyllite” refers to an argillaceous rock commonly formed by regional metamorphism and intermediate in metamorphic grade between slate and mica schist.

“Precambrian” refers to the geologic time period between Hadean Time and the Cambrian Period, often subdivided into the Archean and Proterozoic eras, comprising most of the earth’s history and marked by the appearance of primitive forms of life.

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

v

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

“veinlet” is a small or secondary vein.

Forward-Looking Statements

This Annual Report on Form 20-F of Vannessa Ventures Ltd. (the “Company”) contains “forward-looking” statements that involve risks and uncertainties.  Forward-looking statements include statements about the Company’s future business plans and strategies including planned exploration activities and property selection activities, statements about the Company’s financing strategies and most other statements that are not historical in nature.  Because forward-looking statements involve risks and uncertainties, there are factors, including those discussed below under “Item 3.  Key Information -- D.  Risk Factors,” that could cause actual results to be materially different from any future results, performance or achievements expressed or implied.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an Annual Report under the Securities Exchange Act of 1934 (the “Exchange Act”) and, as such, there is no requirement to provide any information under this Item.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3	KEY INFORMATION

A.

Selected Financial Data

The following selected financial data for the Company on the following page should be read in conjunction with the audited consolidated financial statements and notes attached as a part hereof.  These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The major differences between Canadian GAAP and U.S. GAAP that would affect the measurement of the Company’s financial position, loss or cash flows are set forth in Note 16 to the accompanying audited consolidated financial statements of the Company.

Selected Financial Data

(CDN$)

	Years Ended March 31
	2004	2003	2002	2001	2000
Interest Income	54,030	88,665	141,588	152,944	145,910
Net Loss	(5,581,042)	(9,335,304)	(6,432,712)	(2,581,595)	(539,201)
Loss Per Share	$(0.09)	$(0.18)	$(0.14)	$(0.08)	$(0.02)

Cash Used in Operating Activities	(1,477,291)	(1,499,650)	(1,189,599)	(470,589)	(661,933)
Cash Used in Investing Activities	(2,800,792)	(4,229,591)	(6,397,776)	(2,711,911)	(661,933)
Cash Provided from Financing Activities	8,283,500	4,973,333	1,645,617	7,712,700	605,070

Total Assets	11,093,367	7,977,296	11,548,315	15,581,835	10,165,758
Current Liabilities	992,926	1,127,181	1,474,088	508,846	208,378
Mineral Properties (included in Total Assets)	5,821,061	6,693,211	8,927,531	6,908,942	5,616,139
Deficit at End of Period	(32,346,864)	(26,765,822)	(17,430,518)	(10,997,806)	(8,416,211)
Share Capital ($)	41,053,245	32,749,745	27,504,745	26,070,795	18,331,923

Shares Outstanding at End of Year (#)	75,051,353	54,501,353	47,643,853	46,123,473	31,117,085

The Company has not declared or paid any cash dividends during the periods indicated.

Selected Financial Data Adjusted for US GAAP

(CDN$ )

	Years Ended March 31
	2004	2003 (Restated)	2002 (Restated)
Net Loss	(4,362,806)	(7,028,431)	(9,030,182)
Weighted Average Number of Shares	60,365,956	50,976,779	46,114,877
Loss Per Share	$(0.07)	$(0.14)	$(0.20)

Cash Used in Operating Activities	(4,251,627)	(5,516,425)	(6,671,351)
Cash Used in Investing Activities	(26,456)	(212,816)	(1,472,228)
Cash Provided by Financing Activities	8,283,500	4,973,333	2,201,821

Mineral Properties	4,352,211	4,616,810	4,961,558
Shareholders’ Equity	7,510,307	2,983,050	3,779,850

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

1.

On September 30, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.8615 U.S. = $1.00 Canadian.

All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2.

The following table sets forth the high and low exchange rates for each month during the previous six months.

Month	9/05	8/05	7/05	6/05	5/05	4/05
High Rate	.8615	.8412	.8300	.8159	.8082	.8233
Low Rate	.8418	.8207	.8041	.7950	.7872	.7957

3.

The following table sets forth the average exchange rates for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.

	Year Ended March 31,
	2005	2004	2003	2002	2001
Average Rate During Period	.7872	.7412	.6454	.6386	.6649

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.  Due to the nature of the Company’s business and the present stage of exploration on the Company’s properties, the following risk factors apply:

The Company is a mineral exploration company without operating history.

To date, the Company has had no revenue from the exploration activities on its properties.  The Company’s exploration activities have not yet disclosed a commercially viable mineral deposit (a reserve) to warrant development.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Depending on the price of any natural resources produced, the Company may determine that it is impractical to commence or continue commercial production.  There is no certainty that the expenditures to be made by the Company in the exploration of any of its properties as described herein will result in discoveries of commercial quantities of ore.  Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

The Company has incurred net losses to date and is dependent on outside financing to fund its operations.

The Company has experienced, on a consolidated basis, losses in all years of its operations.  At March 31, 2005, the Company’s deficit was $37,689,537 (March 31, 2004 - $32,346,864).  The Company’s operations do not provide any cash flow.  In the past, the Company has relied on sales of equity securities and payments from joint venture partners to meet its cash requirements.

At March 31, 2005,  the Company had working capital of  $406,434. Should additional properties be acquired or programs be undertaken, the Company will require additional funding.

The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties or reduce or terminate its operations on such properties.

The Company does not hold interests in land, or any other form of property interest or title in any properties.

The Company does not hold interests in land, or any other form of property interest or title in any of its properties.  The Company’s interests in its properties are comprised of exclusive rights under government licenses and contracts to conduct operations in the nature of exploration, development and, in due course if warranted, mining, on the concession areas.  Maintenance of the Company’s exclusive rights to conduct operations on its various foreign concessions is subject to ongoing exploration and development expenditures.  The Company’s rights with respect to these concessions are also limited as to time.  The Company must develop and mine on a concession within specified periods in order to maintain its rights with respect to that concession.  Should the Company determine that a property has no economic merit, then the property is abandoned, all identifiable property costs are written off and the property reverts back to the government.

The Company’s exploration activities are inherently risky.

The business of resource exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production.  At present, none of the Company’s properties has a known body of commercial ore.  Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the conduct of exploration programs, particularly in the later stages of exploration.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The Company maintains liability insurance coverage of $2,000,000 per occurrence with respect to its mineral exploration operations, but no assurance can be made that such coverage will be sufficient in all situations.

The Company has relied and may continue to rely on consultants and others for construction and operating expertise.  The economics of developing mineral deposit properties is affected by many factors, including the cost of operations, variations of the material extracted, fluctuating natural resource markets, costs of processing equipment and such other factors as native claims, government regulations, including regulations relating to royalties, allowable production, importing and exporting of natural resources and environmental protection.  Depending on the price of any natural resources produced, the Company may determine that it is impractical to commence or continue commercial production.

The Company is at the exploration stage and has limited experience in placing mineral deposit properties into production.

The Company has limited experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places its mineral deposit properties into production.

The Company’s foreign operations, including its operations in Venezuela, are subject to additional inherent risks.

The Company’s operations in Venezuela, Guyana and Costa Rica are subject to political and other risks.  Its mining exploration and development activities may be affected in varying degrees by the extent of political stability and the nature of various government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business and/or its holdings.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety factors.  The Company’s material operations in Venezuela, Guyana and Costa Rica entail significant governmental, economic, social, medical and other factors common to all developing countries.

In Venezuela, the Company is currently in dispute with a state-owned corporation with respect to the Las Cristinas Project.  See “ -- The Company is pursuing an interest in the Las Cristinas Project …” below.  As well, Venezuela has recently experienced political unrest in the form of street marches and demands that the current president hold a referendum to determine whether to remove him from office.  An approximate two-month long general strike commenced in December 2002 and continued into February 2003. The result of the strike included shortages of oil and gas supplies in Venezuela and a severe economic downturn.  The general strike in Venezuela ended in early February 2003 but while this had no effect on the Company’s operations in Venezuela,  no assurance can be provided that  the Company’s operations would be unaffected by future strikes.

The situation in Venezuela at the end of March 2004 was still uncertain with the considerable uncertainty regarding the gathering of signatures to force a referendum on the continuing Presidency of Mr. Chavez.  Concerns regarding the independence of the judicial system in Venezuela had been raised by many including Human Rights Watch in July of 2004.

A referendum on Hugo Chavez’s presidency was held in Venezuela on August 14, 2005. It marked the latest stage in an increasingly bitter opposition campaign to unseat the president, who has already survived a coup, a two-month general strike and a previous attempt to force a vote on his leadership.

The Company is pursuing an interest in the Las Cristinas Project where the ownership rights are in doubt and in dispute.

The Company is pursuing an interest in the Las Cristinas Project in Venezuela the ownership rights are in doubt and in dispute.  See “Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Venezuela -- Las Cristinas Project -- Title Dispute and Legal Proceedings -- International Arbitration.”  Over the past two years a number of legal actions undertaken by the Company in defense of its rights to the Las Cristinas project have been either filed in Venezuelan Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004.  Consequently, on July 8, 2004 the Company commenced a process of International Arbitration by filing a document to initiate the process, or Request  (the “Request”), with the International Centre for Settlement for Investment Disputes (ICSID) in Washington D.C.  The Request claimed that the Government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada in Venezuela.  On October 28, 2004, the Secretary-General of the ICSID registered the Company’s Request against the Bolivarian Republic of Venezuela with respect to the Las Cristinas property.  As part of the Arbitration process the Company suspended all ongoing legal actions with respect to the matter under Arbitration in Venezuela.

Substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process. The dispute is likely to be protracted and may take several years to resolve.  Accordingly, the Company intends to divest itself of its remaining Venezuelan properties.

The Company’s property interest in Costa Rica may be impaired by a  decree of a national moratorium on open pit mining.

The Company’s interest in the Cerro Crucitas Property may be impaired by the Government of Costa Rica’s  decree  of a national moratorium on open pit mining.  See “Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Costa Rica -- Cerro Crucitas Project -- Proposed Exploration Program.”  The  decree states that any rights legally acquired prior to the decree will be respected.  The Company holds exploitation rights with approvals obtained prior to the decree.  In October 2002, the Supreme Court of Costa Rica confirmed the Cerro Crucitas project is exempt from the legislation prohibiting open pit mining.  However, in December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Ministry of the Environment or “SETENA” and the President of the Republic, ruled that the resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica.  The ruling also indicated that the environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica.  The ruling does not go into effect until the parties are formally notified at which time details for the decision are expected.  In the absence of other explanations for the ruling, the Company’s counsel speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title.  The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits.  With the change of law in 2002,  the developer now requires environmental approval prior to receiving an Exploitation Permit.  Since changes in the law are not retroactive, the Company believes the status of its Exploitation Permit should not be impacted.

On January 19, 2005, the Company received a request from SETENA to file responses to questions identified during the review of the Company’s Environmental Impact Study and during the public involvement process. The Company’s response was in the form of an Annex to the Environmental Impact Study.

On September 1, 2005, the Company, through its 100 percent owned subsidiary, Industrias Infinito S.A., received a Resolution from SETENA approving the Company’s Environmental Impact Study (EIS) dealing with the Crucitas gold project.  The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License.

The Company competes with other companies for the acquisition of new properties

Increasing competition exists for the limited number of mineral acquisition opportunities available.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company has, the Company may be unable to acquire additional attractive properties for exploration on terms it considers acceptable.

The Company is a Passive Foreign Investment Company for United States federal income tax purposes which may have adverse consequences for U.S. investors.

The Company believes that it is a passive foreign investment company for United States federal income tax purposes because it earns 75% or more of its gross income from passive sources.  As a result, a United States holder of common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders’ common shares or upon receipt of “excess distributions,” unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company’s income, whether or not the income was distributed in the form of dividends or otherwise.  The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.  Otherwise, the election may only partially apply.  Further, the elections will increase the administrative and regulatory burden on the Company.  See “Item 10.  Additional Information -- E.  Taxation -- United States Federal Income Tax Consequences --  Passive Foreign Investment Company.”

The Company’s potential profitability is subject in part to matters over which it has no control.

The mining industry in general is intensely competitive and, even if commercial quantities of mineral deposits are discovered, a profitable market may not exist for the sale of the minerals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  For example, the prices of gold and diamonds have experienced significant movement over short periods of time.  The gold price fell to a 20-year low of US$ 253 in July 1999 and recovered significantly since that time to reach a level of US$ 436 by December 31, 2004 and was US$ 473 at  September 30, 2005.  Such prices are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  Mineral deposits discovered on the Company’s properties may not be economic.

The Company depends on a number of key directors and employees and the loss of any one of the key directors or employees could have an adverse effect on the Company.

The Company depends on a number of key directors and employees, in particular Manfred Peschke, Chairman and a director of the Company; and John R. Morgan, President, CEO and director of the Company.  The loss of any of these directors or employees could have an adverse effect on the Company.  There are currently no management contracts outstanding with the key directors and employees and the Company does not maintain key man insurance on any of its management.  See “Item 6 -- Directors, Senior Management and Employees.”

The directors of the Company may have conflicts of interest in negotiating and concluding agreements.

Certain of the Company’s directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies.  For example, Vern Hall, a director of the Company is also President of Tamarack Inc., a mineral exploration and development company with properties in North and South America. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  See “Item 6 -- Directors, Senior Management and Employees.”

The Company is subject to risks in connection with currency fluctuations.

The Company incurs costs and expenses in a variety of international currencies, primarily Canadian dollars, U.S. dollars, Costa Rican colons, Venezuelan bolivares and Guyanese dollars.  Historical exchange rates of the latter three currencies against the Canadian dollar, the Company’s functional currency is set forth in the  table below.  All the Company’s financings to date have been in Canadian dollars and will continue to be in Canadian dollars for the foreseeable future.  Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the foreign currencies in which it transacts business.  The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses relating to non-current monetary assets or liabilities, which are deferred and amortized over the remaining life of the asset or liability.  The Company does not engage in any activities to hedge against currency fluctuations.

Foreign Currency Conversion Rates of $1 Canadian
		March 31,
	2005	2004	2003	2002
Costa Rica (Colon)	384.4	335.1	271.9	228.3
Venezuela (Bolivar)	1,762.1	1,468.5	1,087.5	578.2
Guyana (Dollar)	146.6	136.9	121.1	112.6

The Company’s share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company’s common shares on the TSX Venture Exchange fluctuated from a high of $0.80 to a low of $0.30 within the twelve month period preceding the date of this Annual Report on Form 20-F.

The Company has shares reserved for future issuance which presents a risk of dilution to current and future shareholders and possible downward pressure on the share price.

As at September 30, 2005, the Company had 86,971,353 common shares outstanding.  Also at that date, there were 6,085,000 stock options and 25,255,000 share purchase warrants outstanding pursuant to which common shares may be issued in the future, which could result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors.  If all of these stock options and warrants are exercised, the number of the Company’s currently outstanding shares would increase by approximately 36%, to 118,311,353.  The impact of the issuance of a significant amount of common shares from these option and warrant exercises may place substantial downward pressure on the market price of the Company’s common shares.

The Company has not paid any dividends since incorporation and has no plans to pay dividends for the foreseeable future.

The Company has not paid any dividends since incorporation and it is not anticipated that dividends will be declared in the short or medium term.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.

ITEM 4	INFORMATION ON THE COMPANY

A.

History and Development of the Company

Organization; Registered Office; Etc.

The Company was incorporated under the laws of British Columbia on January 22, 1981 under the name Ida-May Resources Ltd. with an authorized capital of 10,000,000 shares.  It changed its name to Limoges Porcelaines Ltd. on October 9, 1985 and increased its authorized capital to 20,000,000 shares.  On October 20, 1988, it changed its name to Boch & Limoges Ltd. and consolidated its share capital on the basis of one new share for every 10 old shares and increased its authorized capital to 20,000,000 shares.  On July 21, 1994, it changed its name to Vannessa Ventures Ltd. and consolidated its share capital on the basis of one new share for every 2.2 old shares and increased its authorized capital to 100,000,000 shares.  On January 15, 2004, the Company increased its authorized capital to 250,000,000 shares.

The Company is a reporting issuer in British Columbia and Alberta.  The common shares trade on the TSX Venture Exchange under the symbol “VVV” and on the Berlin Stock Exchange under the symbol “VVT”.  From January 1, 1999 to November 12, 2004, the Company’s common shares were quoted on the Over-the-Counter Bulletin Board Electronic Quotation System (the “OTC-BB”) under the symbol “VNVNF.”  Since November 2004, the Company’s common shares have not been quoted on the OTC-BB because the Company had not filed its Annual Report on Form 20-F for its fiscal year ended March 31, 2004 (the “2004 Form 20-F”).  Pursuant to comments received from the Commission on the Company’s Annual Report on Form 20-F for its 2003 fiscal year, concerning, among other matters, auditor independence issues, the Company, which replaced its former auditors during its 2004 fiscal year, retained its current auditors in October 2004 to undertake re-audits of the Company’s financial statements for its fiscal years 2002 through 2003 inclusive.  These re-audits have been completed and the audited statements are filed herewith in the 2004 Form 20-F.  The Company will shortly file with the Commission its Annual Report on Form 20-F for its 2005 fiscal year.  Upon completion of these filings, the Company anticipates that it will cause application to be made for its common shares to resume quotation on the OTC-BB.

The address of the head office of the Company is Suite 220, 1010 – 1st Street S.W., Calgary, Alberta, Canada, T2R 1K4.  The telephone number of the head office of the Company is (403) 444-5191 or toll free 1 888 339-6339.  The address for service and the registered and records office is located at DuMoulin Black, 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5.  The Company’s website is www.vannessaventures.com and its e-mail address is info@vannessaventures.com.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

The Company’s principal capital expenditures since April 1, 2002 were all related to its mineral properties as outlined in the table below and were incurred in the following countries:

Vannessa Ventures Ltd. Capital Expenditures

($ in Thousands)

Years Ended March  31,

	2005	2004	2003
Brazil
Brazil Concessions	$ 4	$ 11	$ 47
Costa Rica
Crucitas Gold Project	1,262	1,003	1,290
Guyana
Maple Creek Concessions	1,194	1,031	1,220
Potaro Concessions	53	365	155
Marudi Gold Project	820	348	223
South Guyana Concessions	-	3	73
Venezuela
La Fe\Yuruan\Kilometer 88	329	306	391
Las Cristinas	582	655	1,311
TOTAL	$ 4,244	$ 3,722	$ 4,710

After reviewing the Company’s interest in the projects, management, as appropriate, records an impairment charge for current expenditures incurred during the year even though there has been advancement of the mining and development process.

Expenditures were financed through  equity financings.  See “Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources.”

During November and December 2005, the Company was in the final stages of negotiating financing that would provide funds to continue with the fiscal 2006 planned expenditures.

Current and Planned Capital Expenditures/Divestitures

Planned capital expenditures for the year ending March 31, 2006, are expected to be approximately $9 million.  These expenditures will mostly be to maintain and advance the Company’s mining and development activities in Guyana (Maple Creek and Marudi), the Las Cristinas project in Venezuela and the feasibility study, environmental bond  and development of the Crucitas gold project in Costa Rica. The Company will be utilizing available working capital and proceeds from equity financings to finance 2006 planned capital expenditures.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B.

Business Overview

Summary

Since 1994, the Company’s principal focus has been the acquisition and exploration of mineral properties in Central and South America, principally in Costa Rica, Venezuela, Brazil and Guyana.  The Company has interests in the following properties:  the Potaro Concessions (Guyana), the Marudi Mountain Property (Guyana) and the Cerro Crucitas Property (Costa Rica).  The Company is also pursuing an interest in the Las Cristinas Project in Venezuela; however, the ownership rights are in doubt and in dispute.  See “Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Venezuela -- Las Cristinas Project -- Title Dispute and Legal Proceedings; -- International Arbitration.”  At March 31, 2004 and September 30, 2005, all of the Company’s mineral interests were at the exploration stage.

Exploration on the Company’s properties is not significantly affected by seasonal changes.  To conduct its exploration, the Company is dependent on sub-contractors for equipment and supplies.  These are generally available but vary in price and immediacy of availability subject to demand.

The Company does not earn any revenues from its operations although for the years ended March 31, 2004, 2003 and 2002, the Company earned interest of $54,030, $88,665 and $141,588, respectively, on deposits.  The Company has financed its operations principally through the sale of its equity securities and through joint ventures.  Its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  See “Item 3.  Key Information -- D.  Risk Factors.”

At March 31, 2005,  the Company had working capital of  $406,434. Should additional properties be acquired or programs be undertaken, the Company will require additional funding.  The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties or reduce or terminate its operations on such properties.

At September 30, 2005, the Company’s outstanding stock options and share purchase warrants represented a total of 31,340,000 common shares issuable for a maximum of $17,782,100 if these options and warrants are ultimately exercised in full.  The exercise of options and warrants are completely at the discretion of the respective holders.

Applicable Government Regulation

The Company currently operates in Venezuela, Guyana and Costa Rica.  Operations entail significant governmental regulatory and other factors common to mining ventures.  More particularly, mining operations are subject to government regulation under which operations may be affected in varying degrees by legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes, labor standards or changes in conditions under which minerals may be extracted and marketed.  The effect of these factors cannot be accurately determined.

As a company moves through advanced exploration to production, the scope of its activities increases and so does the potential for significant environmental effects. A key regulatory factor during these stages is the Environmental Impact Study (EIS). To proceed, a company must submit an EIS to the respective government authorities and approval of the EIS means that the company has complied with all of the initial environmental requisites in the mine development and approval process.

C.

Organizational Structure

The chart  illustrates the corporate structure of the Company, including all subsidiaries, the respective jurisdictions of incorporation and the percentage of voting securities held directly or indirectly by the Company as at September 30, 2005.

ORGANIZATIONAL STRUCTURE

D.

Property, Plant and Equipment

The Company is a mineral exploration company engaged in the acquisition and exploration of mineral properties in Central and South America, principally in Costa Rica, Venezuela, Brazil and Guyana.  The Company has interests in the following properties:  the Potaro Concessions (Guyana), the Marudi Mountain Property (Guyana) and the Cerro Crucitas Property (Costa Rica).  The Company is also pursuing an interest in the Las Cristinas Project in Venezuela; however, the ownership rights are in doubt and in dispute as discussed under “ -- Venezuela -- Las Cristinas Project -- Title Dispute and Legal Proceedings; -- International Arbitration.”

The following is a  map of the Company’s current project locations.  These properties are without a known body of commercial ore, and the Company’s activities on such properties to date have been exploratory in nature.

Name of Property	% Ownership	Type of Exploration	Minerals	Results/Actions
VENEZUELA
Las Cristinas	in dispute	Inactive	gold	ICSID Arbitration
GUYANA
Potaro	100%	Care and Maintenance	diamonds and gold	Ongoing exploration
Marudi Mountain	100%	Infrastructure work and geochemistry	gold	Mining license issued
COSTA RICA
Cerro Crucitas	100%	Mine development	gold	Banking feasibility study underway

VANNESSA VENTURES LTD. EXPLORATION PROPERTIES

Central / South America

Venezuela

Las Cristinas Project

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

The Las Cristinas Project consists of four contiguous concessions known as Las Cristinas 4, 5, 6 and 7.  Each concession covers an area of 5 km x 2 km.  The four concessions cover a total of 40 km2 or 4,000 hectares. On July 25, 1991, Placer Dome entered into a Shareholders’ Agreement with Corporacion Venezolana de Guayana (“CVG”) to explore and, if economically feasible, produce gold from the Las Cristinas 4, 5, 6 & 7 concessions.  Pursuant to the agreement, two Venezuelan companies were formed in January 1992:  Minca has a renewable mining lease giving it the sole right to mine alluvial and vein gold on the Las Cristinas Project for a period of 20 years while Relaves Mineros Las Cristinas, C.A. (“Reminca”), 51% owned by PDV and 49% by CVG, was formed to explore and exploit tailing material.

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

The property is the subject of a title dispute and legal proceedings.  The Company is requesting remedies under the Bilateral Investment Treaty and asking the Arbitration Tribunal to award restitution of the Company’s contractual rights to develop the Las Cristinas project and the return of all property of Minca confiscated by the CVG and the Government of Venezuela and monetary damages.  See “ -- Title Dispute and Legal Proceedings” and “ -- International Arbitration”, below.

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

Provided the Company has expended at least US $2 million in capital costs on the project, or has maintained the mineral and mining rights for a continuous period in excess of one year (annual cost estimated to be US $300,000), then the Company will be paid by PBV a participation equivalent to 2% of gold sales and 2% of net smelter returns on copper sales, multiplied in each case by Placer Dome’s percentage equity interest in Minca.  PDV became a wholly owned subsidiary of the Company which is now named Vannessa de Venezuela C.A. (“Vannessa Venezuela”).

Location and Access

The Las Cristinas Project is located in the southeast corner of Venezuela in Bolivar State, approximately 760 km southeast of Caracas. The approximate geographical coordinates are N 006 12’ and W 061 29’.  The Guyana border is approximately 30 km to the east, while the border with Brazil is about 250 km south of the Las Cristinas site.  The project area is 390 km by highway south-southeast of Puerto Ordaz.  Access is by a four-lane highway to Upata, a distance of 55 km, and then by a well-maintained two lane paved road to the camp turn-off at Kilometre 84.  The two-lane highway continues south to the Brazilian border.  From the turn off at Kilometre 84 a wide gravel/dirt road leads to the Las Cristinas concessions. The distance from the highway to the camp is about six kilometres.  Under normal conditions the drive from Puerto Ordaz to the camp takes five hours. Puerto Ordaz is a port city on the Orinoco River with access to the Caribbean Sea.  The city of Puerto Ordaz is served by Aeropostal and Aserca airlines, with numerous daily flights to Caracas and other major Venezuelan cities.  The nearest public airstrip is at El Dorado, approximately one hour by highway north of the camp.  A charter flight from Puerto Ordaz to El Dorado takes about one hour.  Helicopters are available at Kilometre 32 and Kilometre 33, a forty-minute drive north of the site.

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

Exploration History

Gold was first discovered in the Las Claritas area in 1910 by General Fernandez Amparan.  At that time, gold nuggets were found in the Quebrada Amarilla.  Today, the entire Kilometre 88 area is well known for the occurrence of gold nuggets.  Sporadic mining activity was reported until the gold rush in the early 1980s.  While a plethora of miners has extracted gold from the property, no systematic modern exploration work had been completed in the area prior to the work by CVG and Placer Dome.

The only organized mining activity was carried out by the English at the Carabobo mine, in the Hoffman pit area.  It was developed around 1934 and operated until just before the Second World War began in 1939.  An attempt to establish a mine took place in 1981, however the project did not prosper.  This was followed by the uncontrolled and erratic development of the area by 5,000 to 7,000 garimpeiros.  The miners worked alluvial and saprolitic gold by hydraulic mining.  Square kilometres of jungle have been stripped, with the soil, lateritic and saprolitic portion of the regolith being washed and processed using mercury and sluice boxes. The amount of gold recovered to date is unknown.  Much of the Kilometre 88 area, and particularly Las Cristinas concessions 4 and 5, is now virtually covered with tailings.

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

Geological Mapping and Sampling

All pits on the property were mapped at 1:5,000 scale.  In addition, all surface exposures in the area covered by the cut grids were mapped at 1:500 scale. Over 1,200 channel samples were collected during this mapping phase.

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

Given gold prices and the Company’s understanding of the Las Cristinas deposit, the Company was recommending a new direction for the project, focusing on a staged approach for the development of the deposit.  The intention was to reduce the up-front capital exposure, and hence risk, to allow the learning that inevitably occurs to be of benefit to the construction of the later stages.  Stage one development would have focused on the smaller, saprolite resource, which is estimated to be less expensive to mine and to process.  Saprolite is a term that describes near-surface, oxidized and heavily weathered rock.  Saprolites are often found in tropical environments and other areas that have not been glaciated.  Saprolites exhibit the in situ structure of the original rock but have much reduced strengths, similar to those of a soil.  The Las Crucitas saprolite also has well-defined mineral content, and given that the material requires no blasting, minimum comminution and contains oxidized “free-gold”, it represents an attractive deposit.  The Company had been compiling, integrating and interpreting existing data and studies to build-on and develop a saprolite-based bankable feasibility study.  This was discontinued in November 2001 when the CVG took over control of the property and no further work has been done by the Company on the Las Cristinas Project pending resolution of the title dispute described below.

Title Dispute and Legal Proceedings

Since August 2001, the Venezuelan government and CVG board members have refused to recognize the Company’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government and CVG cancelled the mining rights held by Minca and took possession of the properties. On April 29, 2002, President Chavez issued a Presidential Decree reserving Las Cristinas for direct exploitation by the Government of Venezuela.  A number of legal applications, proceedings and jurisdictional disputes have arisen between the Company CVG and government authorities over the concessions.

International Arbitration

On July 9, 2004 the Company commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C.  Accordingly, the proceedings relating directly to the dispute between the Venezuelan government, CVG and the Company have been waived. The Company and its Venezuelan subsidiaries are claiming:

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

•

It has, or should have continuing rights to all concessions or be compensated for all expenditures incurred to date as well as compensated for lost future profits.

Substantial uncertainty exists as to the ultimate resolution of Minca’s rights and title issues.  There is also uncertainty as to the scope of future legal and administrative costs required to continue legal proceedings.

The current political and economic climate in Venezuela may further impact resolution of these issues.

Due to the Company’s ongoing disputes outlined above, management is continuing to record impairment charges equal to the carrying costs incurred for its Las Cristinas interest.  During the Company’s fiscal year ended March 31, 2004, the carrying costs related to Minca’s mineral interests amounted to $655,433.

The Company is requesting remedies under the Bilateral Investment Treaty and asking the Arbitration Tribunal to award restitution of the Company’s contractual rights to develop the Las Cristinas project and the return of all property of Minca confiscated by the CVG and the Government of Venezuela and monetary damages of US $50 million plus interest or in lieu of restitution, monetary damages in the amount of US $1,045 million plus interest which includes out of pocket expenses of approximately US $180 million and lost profits of approximately US $865 million.  Any awards arising from the claim will be shared with other shareholders or royalty holders of Minca and Vannessa de Venezuela according to pre-existing contractual rights.  Although the Company is confident in the validity of its claims, there can be no assurance that it will be successful in all, or part, of its claims.

See also “Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources -- Subsequent Events.”

Guyana

Potaro Concessions

Location, Description and Acquisition

Through agreements with various landowners, the Company has acquired exploitation rights to concessions in the Potaro Mining District of Guyana outlined below:  the Ewang River Block, Uewang Permits, Queen of Diamonds Block and the Pepper Creek Property.  The Potaro Concessions are accessible by highway and by riverboat from Mahdia.  The Company also completed construction of an airstrip which enables twin engine aircraft to fly to the Potaro Concessions in 1.5 hours from Georgetown.

Ewang River Block

Pursuant to the terms of a joint venture agreement dated September 16, 1996 and a financing agreement dated September 18, 1996 (the “Ewang Agreement”) between Vannessa Guyana and Edward Garnet Hopkinson of Georgetown, Guyana (“Hopkinson”), Vanessa Guyana was granted an option to acquire up to an 80% interest in eleven exploration licences known as the Ewang River Block with Hopkinson retaining a 20% interest.  In consideration of Vannessa Guyana financing 100% of the exploration costs, Hopkinson has agreed to convert his 20% interest into graduated participating royalties based on the value per cubic metre of alluvial diamonds and gold recovered from the Ewang River Block as follows:

Value Per Cubic Metre Averaged Over Three Month Operating Period (US $)	Percentage of Production Paid
$0-$3	2%
$31-$40	3%
$41-$50	6%
$51-$70	8%
$70-$100	10%
Over $100	20%

Vannessa Guyana has the option to buy out the foregoing royalties for US $3 million (the “Buy-Out Option”) which can be a combination of royalty and lump-sum payments at any time but not after Hopkinson has received US $1.5 million in royalties.  If the Buy-Out Option has not been completed by the time US $1.5 million in royalty payments have been made, then the royalty payments set out in the table above shall continue for the duration the Ewang Agreement is in effect.

Vannessa Guyana has also agreed to pay Hopkinson a 0.5% net smelter royalty on all gold produced by hard-rock mining operations.  Vannessa Guyana has the option to buy out the 0.5% net smelter royalty at any time for a one-time payment of US $1 million.

The Ewang River Block encompasses 11,758 acres in the Potaro Mining District #2, Potaro River Area, Guyana.  It contains no known body of commercial ore.

Uewang Permits

Pursuant to the terms of a joint venture agreement dated October 17, 1997, as amended September 20, 1998 (the “Uewang Agreement”) between Vannessa Guyana and Michael Viera of Georgetown, Guyana (“Viera”), Viera agreed to assign to Vannessa Guyana the exclusive exploration rights of two medium scale exploration licences, known as the Uewang Permits, for consideration as follows:

1.

US $3,000 payable in advance for the first year (paid);

2.

US $10,000 payable in each of the second, third, fourth and fifth years, due on the respective anniversary dates on the signing of the Uewang Agreement; and

3.

US $50,000 payable in advance for the sixth year and each subsequent year, due on the respective anniversary dates of the signing of the Uewang Agreement.  The Company is current with its required payments as of the date of this Annual Report on Form 20-F.

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

Queen of Diamonds Block

Pursuant to an agreement dated December 10, 1998 (the “Queen of Diamonds Agreement”) between Vannessa Guyana and Hopkinson, Hopkinson has agreed to sell to Vannessa Guyana 100% interest in nine exploration licences for a property known as the Queen of Diamonds Block in the Potaro River area, Guyana, totaling approximately 9,918 acres.

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

3.

At the anniversary of receiving a mining permit or mining license, Vannessa is obliged to pay Hopkinson a minimum US $30,000 annual royalty, which amount is applied to the overall royalty payable for the year from production.  The minimum royalty is payable in cash or common shares, at Vannessa Guyana’s option.

Upon Vannessa Guyana supplying sufficient exploration to convert the prospecting permits to a mining license, Hopkinson agrees to execute an assignment of its interest in and to the Queen of Diamonds Block to Vannessa Guyana and Hopkinson agrees to execute transfers of title to Vannessa Guyana.

The Queen of Diamonds Block contains no known body of commercial ore.

Pepper Creek Property

Pursuant to the terms of a letter agreement dated July 21, 1999, as amended March 14, 2000 (the “Pepper Creek Agreement”) between Vannessa Guyana and Viera, Viera agreed to sell to Vannessa Guyana eleven prospecting permits, known as the Pepper Creek Property, for US $3,000 (paid).

During exploration, Vannessa Guyana has also agreed to pay Viera a 7.5% royalty, to a maximum of US $4 million, on gold and diamond production, net of any government royalties payable, subject to a 1% NSR for all other minerals recovered during exploration.  At Vannessa Guyana’s request, and once sufficient exploration data has been accumulated, Viera will apply for a mining permit or conversion to mining license.  At the anniversary date of receiving a mining permit or mining license, Vannessa Guyana is obliged to pay Viera a minimum of US$30,000 annual royalty which is applied against the overall royalty payable for the year from production.  The minimum royalty is payable in cash or common shares at the Company’s option.

The eleven prospecting permits comprising the Pepper Creek Property total approximately 12,500 acres located in the Potaro Mining District #2, Potaro River area.

The Pepper Creek Property contains no known body of commercial ore.

Joint Venture

Pursuant to a letter of intent dated April 19, 1999, as amended August 31, 1999 and November 15, 1999 (the “Jamshidi Agreement”) between the Company and Nazinine Jamshidi of Amman, Jordan (“Jamshidi”), the parties agreed to a joint venture for the exploration of certain Potaro Concessions referred to as the Maple Creek Concessions.  On February 28, 2000, Jamshidi paid the Company a non-refundable sum of US $250,000 for an accelerated phase II exploration program which was completed on February 28, 2000.

On February 29, 2000, Jamshidi exercised its option and Vannessa (Aruba) A.V.V. (“Vannessa Aruba”), a wholly owned subsidiary of the Company, and Jamshidi entered into a formal agreement for the joint exploration of certain of the Potaro Concessions.  The Jamshidi JV superseded all prior agreements and understandings between the Company and Jamshidi. Pursuant to the terms of the joint venture agreement, Vannessa Aruba and Jamshidi agreed to form a joint venture company, Vanarde Mining Corporation (“VMC”).  Vannessa Aruba has agreed to assign 100% of its mining rights to certain of the alluvial diamond concessions in the Potaro District to VMC in return for 60% of the outstanding shares of VMC.  In return for 40% of the outstanding shares of VMC, Jamshidi has agreed to invest US $2.2 million into VMC which is payable on demand by the Company during the mine construction/exploration period which began March 1, 2000 and which was to end on or before December 31, 2000.  Jamshidi has the right to acquire 100% of all diamonds recovered, however VMC shall receive the highest cash value based on two independent appraisals.  Jamshidi has also committed to accept and market 100% of future production runs in exchange for a marketing fee equal to 10% of the gross proceeds from each sale.  In addition, Jamshidi shall have the right of first refusal to participate in the exploration of the Ewang River Block.

Pursuant to this agreement, advances totaling $2,999,304 have been received from Jamshidi, net of finders’ fees.  This advance was designated to acquire specific capital assets and to undertake exploration programs.  Accordingly, for accounting purposes, capital assets acquired for the agreed upon exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain has been recognized by the Company on effective transfer of its joint venture participation of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro Concessions.  During the fiscal year ended March 31, 2003, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan.  Based on results from this program, management determined the areas tested were not economic.  Accordingly, the Company recorded a current period impairment charge relating to current expenditures equal to costs incurred during the year.  In the fiscal year ended March 31, 2004, management evaluated the current program and determined the remaining carrying value of the concessions had not been impaired.

Upon commencement of commercial production, the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.

On July 14, 2005, the Company announced it had reached an agreement to acquire the 40% minority interest in VMC for 1,500,000 common shares.  Please see “Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources -- Subsequent Events.”

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

The Maple Creek deposit is situated within a large, ancient riverbed, or paleochannel, that was discovered by the Company through the use of ground penetrating radar (GPR).  Ground penetrating radar is the general term applied to high-resolution techniques which employ radio waves to detail and map subsurface features.  This discovery marked the uncovering of a hidden, unexploited river channel that remains open to both the north and south.  Along its northern trace, the channel widens and deepens with limits yet to be determined.  Thus the volume of mineable gravels may increase as more information is available.

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

The Company is also exploring the Potaro I, II and III claims, where mapping, ground-penetrating radar surveys, trenching and bulk sampling identified an unexploited diamondiferous and gold-bearing paleochannel that hosts the Maple Creek deposit.

Three phases of GPR surveys have been completed on the claims to date, the last included 3 long reconnaissance outside of the Potaro 1 claim boundaries.  Preliminary interpretation of these lines suggests sections of alluvial channel material.  More detailed GPR surveying and bulk testing of these channels is recommended.

Proposed Exploration Program

At the Maple Creek Property, bulk sampling work and regional exploration work is continuing although the results to date have not identified any significant volumes of material that would be economic to mine on a large scale basis processing the majority of channel sediments.  Exploration work and bulk sampling during the current year were focused on a previously unexplored part of the channel but again with sub-economic results.  Continuing exploration will focus on new target areas potentially suitable for smaller scale concentrated excavation near existing drainages.

After a review of plans and operations in this area during the fiscal year ended March 31, 2004, management of the Company determined impairment charges totaling $1,201,819 were required on the Potaro Concessions to reduce the carrying value to estimated recoverable value.

Marudi Mountain Property

Acquisition

Pursuant to the terms of a letter agreement dated December 8, 1998 (the “Romanex Agreement”) between the Company and Sutton Resources Ltd. (“Sutton”), Sutton agreed to sell to the Company a 100% interest in its wholly owned subsidiary, Romanex (Guyana) Exploration Ltd. (“Romanex”) which holds a 100% interest in an exploration license to the Marudi Mountain Gold Project in southern Guyana.  Consideration payable by the Company to Sutton is as follows:

1.

Pay to Sutton:

(i)

100,000 common shares on closing (issued on April 29, 1999);

(ii)

While the Romanex Agreement is in good standing on each anniversary of closing to and including the fifth anniversary, 50,000 additional common shares.  As at the date of this Annual Report on Form 20-F, all 250,000 common shares had been issued at a deemed price of $0.40 per share;

(iii)

Sutton agrees to offer the common shares to the Company at market price for 10 days prior to selling them on the open market.

2.

Conduct such programs as are necessary to keep the Marudi Mountain Property in good standing;

3.

Within 36 months of closing, complete a pre-feasibility study to bring the Marudi Mountain Property to production (this has been done);

4.

Subject to electing to proceed to production, agree to pay Sutton quarterly out of production US $10.00 per ounce of gold produced.  Such payment may be at the Company’s election, be satisfied by the issuance of the Company’s shares to Sutton based upon the average trading price of the Company’s shares on the principal Canadian stock exchange on which such shares are traded for the thirty days preceding the date of said production.  If the common shares are not then trading, then the payment to Sutton shall be made in cash;

5.

Romanex Management Ltd. shall retain a net profits royalty of 3% (up to a maximum of US $3 million) if the Marudi Mountain Property goes into production after Sutton’s Tanzania Kabanga Nickel Project or a 5% net profits royalty (up to a maximum of US $5 million) if the Marudi Mountain Property goes into production prior to Sutton’s Tanzania Kabanga Nickel Project.

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

Pursuant to a finder’s fee agreement dated April 25, 1998 between the Company and A-Q Marketing Corporation (“A-Q”), a finder’s fee of 10,000 common shares was issued to A-Q on April 29, 1999 in connection with the Company’s acquisition of the Marudi Mountain Property.

Location and Description

The Marudi Mountain Property consists of one exploration license covering 5,574 hectares located in the Rupununi Mining District of southwestern Guyana.  The property is centred on Marudi Mountain in extreme southwestern Guyana at 2°15’N latitude and 59°10’W longitude. It is 35 kilometres southeast of Aishalton.  Surface access to Aishalton is possible via Lethem from Boa Vista in Brazil and from Georgetown.

The surface route from Georgetown to Lethem, about 500 km, has been used to mobilize equipment and vehicles and provide drilling supplies to the Marudi project since 1991. This route was significantly upgraded during 1991 and 1992 from Lethem northward to Karupukari - the crossing point on the Essequibo River.

At the Georgetown end, the road has benefited from the Omai development and offers good access to Maburi Hill.  The Maburi Hill to Karupukari section, which is about 100 kilometres, is very difficult and can be impassable during wet periods. Diesel and gasoline have been supplied to the project by truck from Boa Vista, Brazil through the border at Lethem and then southeast for 120 km through Dadanaw to Aishalton.

A good track leads southeast from Aishalton over 10 km of savanna to the forest edge at Bush Mouth. From Bush Mouth to Marudi Mountain, another 27.5 km, the track gradually deteriorates.  Four-wheel drive is essential and during rainy season, a farm tractor and trailer, sometimes assisted by a caterpillar tractor, is the dependable means of supply.

A camp that can accommodate up to 25 people is maintained throughout the year.  Other than the Company’s camp, there is no infrastructure to the property and no access to power transmission lines.

Joint Venture

On March 23, 2002, the Company entered into a joint venture agreement with Nazinine Jamshidi & Associates (“Jamshidi”), a private company related to the Maple Creek deposit, to explore, develop and mine gold resources at the Marudi Mountain property.  Under terms of the agreement, the Company would assign specific areas of its mining rights to an operating company to be formed.  Jamshidi agreed to contribute a total of $1.2 million to the Company to provide funds for the acquisition of capital assets and operating infrastructure in return for a 45% interest in the operating company.  In addition, Jamshidi would receive a 3% interest in Romanex.  A finder’s fee of 10% was payable to a non-related third party.

The joint venture was entered into with the intent to start a small scale, high grade operation near the main mineralized area in order to gain information about the deposit while generating positive cash flow.  Management decided however that the benefit would not be sufficient for a public company and instead put in place an exploration program to better define and potentially enlarge the existing mineralized areas.  This program, currently underway is budgeted to cost US $500,000.  Due in part to the change in plans, the joint venture partner agreed to dissolve the joint venture on the condition that the original deposit of US $80,000 would be refunded.  This was done and the joint venture was cancelled by mutual agreement in September 2003.

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

Phyllites, biotite-muscovite schists, quartzites and amphibolite are the main components of all the Kwitaro Group formations.  Quartzite as used in this document is a pseudoquartzite resulting from the metamorphic crystallization of siliceous exhalite. Near Marudi, there is a small stock called the Marudi Granodiorite. It is considered to be post tectonic and is thought be associated with the gold mineralization.

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

Exploration History

The Marudi Mountain Property was first investigated in the late 1930s.  However, considerable exploration was done in the late 1940s, the early 1980s and in the 1990s.  The latest work programs were conducted in 1994 by Romanex Management Ltd. of behalf of Sutton and included some 14,322 lineal meters of diamond drilling in 72 holes.

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

Various companies have conducted metallurgical testwork.  The work to date shows good to excellent gold recoveries, ranging from 65% gold recovery in just 26 days on a simulated cyanide heap-leach test, to 98% for a standard grinding, jigging, and CIP cyanide process.

Exploration conducted by the Company during its 2001 fiscal year included establishing property lines, reinterpretation of existing data, mapping and sampling of alluvial workings.  Further evaluation was completed during the Company’s fiscal year ended March 31, 2002.  Emphasis was put on improving the access to the property.  Activities during the fiscal 2003 and 2004 years were limited to care and maintenance.

Proposed Exploration Program

The Company completed initial preparatory work on road repairs and bridge building in preparation for a drilling program.  The drilling program was suspended due to the onset of the rainy season but has recently recommenced with actual drilling commencing in October 2004 and completed in April 2005.  The goal of the approximately 2,500 metre program is to better define the existing resource areas and to identify potential extensions and additions to areas of gold mineralization.

Costa Rica

Cerro Crucitas Project

Acquisition, Location and Description

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

(3)

Payment of certain payables of Lyon Lake totaling US $357,606 (paid);

(4)

Payment by Lyon Lake of all indebtedness and payables of LLMB and its subsidiaries not exceeding US $142,000 (paid);

(5)

Assumption of Lyon Lake’s obligation to pay a 1% royalty to a maximum of US $3,000,000 from the date an exploitation permit is granted in respect of any of the concessions; and

(6)

Payment of a net smelter royalty of 1% on all production from start-up to a maximum of US $20 million.

On June 9, 2000, the Company also issued 80,000 common shares at a deemed price of $1.15 per share to Yorkton Securities Inc. as a finder’s fee for the Cerro Crucitas Property.

The Cerro Crucitas Project is an advanced exploration project consisting of 10 mining concessions covering an area of 176 square kilometres in north-central Costa Rica, 105 km north of San Jose and 16 km northeast of the small town of Coopevega, in the province of Alajuela. The San Juan River that forms the border with Nicaragua is located 5km north of the Cerro Crucitas site.

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

There are two well-defined gold-bearing zones, Fortuna and Botija, and a third less well-defined zone known as Fuentes to the south-west of Fortuna. Other zones may be present, given the scattered intersections observed in areas where drilling is sparse.

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

Exploration work by Placer Dome and Lyon Lake totaled approximately US $32 million.  This includes 247 diamond drill holes, 16 geotechnical holes, and 138 auger holes which combine to provide a total of 36,300 metres of drilling.  The bulk of the drilling was carried out by Placer Dome and gold assay data is available for most of this drilling.  Silver assays were taken for most, but coverage is not complete.

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

Proposed Exploration Program

The Company has advanced the Cerro Crucitas Property to a stage where full production is intended.  The Company was awaiting receipt of an environmental permit when the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining on June 7, 2002.  The proposed decree stated that any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the proposed decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the proposed legislation prohibiting open pit mining.

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the resolution of Costa Rica’s Environmental Protection Agency (Secretaria Tecnica Nacional Ambiental or “SETENA”) calling the Company’s Environmental Impact Study “insufficient in scope” was legally flawed and that he had annulled SETENA’s ruling. His ruling, based on existing Costa Rican law, allowed the Company (which has already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Study approved has advanced and is ongoing.  During the first quarter of fiscal 2005, the Company continued to work with SETENA to advance the process of approval of the EIS.  Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July 2004.  Also in June 2004 a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand.  An archeological study, focusing on a small part of the concession was completed.  The intensive series of public meetings, informational meetings, and technical meetings with SETENA and other groups culminated with a Public Meeting held in a community near the project site called Coopevega.  The Public Meeting was held on Saturday July 31, 2004 and was an official meeting chaired by staff from SETENA.  The meeting was well attended with over 1,200 people at the event from local communities, from surrounding towns and from many other locations.  The meeting lasted the entire day and all interested parties were allowed to state their opinions for, or against, the project and to ask questions of the Company regarding the technical aspects of the project.  Although there was opposition to the project from various groups the project also had strong support from many individuals and organizations from the local communities who felt the Company could develop the project in a safe and environmentally acceptable manner as laid out in the environmental impact assessment.  The local people also expressed an interest in the employment, economic development, and other opportunities that would flow from the project in this underdeveloped and under-serviced area of the country.  This meeting was a key step in advancing the process with SETENA to receive approval of the Company’s environmental impact assessment.

At June 30, 2004, the Technical Review Committee of the Ministry of Environment had not approved the Environmental Assessment Study for the project. The Ministry of Environment which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration. The receipt of the Environmental Permit is not assured. Should the permit not be received the reported carrying value may not reflect actual value.  The Company has notified the Canadian Government and Costa Rican Government it will maintain the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.1

During the Company’s fiscal year ended March 31, 2004, after reviewing the Company’s interest in the project, management decided to record an impairment charge of $1,629,869.  The Company has continued to record impairment charges for expenditures subsequent to March 31, 2004 until such time as the Company receives from the Government of Costa Rica definitive approval to build the Crucitas gold mine.

In December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment or SETENA and the President of the Republic, ruled that the resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica.  The ruling also indicated that the environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica.  The ruling does not go into effect until the parties are formally notified at which time details for the decision is expected.  In the absence of other explanations for the ruling, the Company’s counsel speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title.  The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits.  With the change of law in 2002,  the developer now requires environmental approval prior to receiving an Exploitation Permit.  Since changes in the law are not retroactive, the Company believes the status of its Exploitation Permit should not be impacted.

On January 19, 2005, the Company received a request from SETENA to file responses to questions identified during the review of the Company’s Environmental Impact Study and during the public involvement process. The Company’s response was in the form of an Annex to the Environmental Impact Study.

On September 1, 2005, the Company, through its 100 percent owned subsidiary, Industrias Infinito S.A.,  received a Resolution from SETENA approving the Company’s EIS dealing with the Crucitas gold project.  The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License.

The Company is updating the project’s initial development costs in order that SETENA can set the level of the Environmental Bond which is required prior to SETENA issuing a final Resolution.

See also “Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources -- Subsequent Events.”

_________________________________

1   The Canadian government initiated a bilateral investment protection agreement program in 1989, resulting in the development of the Foreign Investment Protection Agreement, or “FIPA”.  This program reflected the needs of Canadian business for instruments to protect their direct investments in countries not yet covered by international agreements on investment issues. These treaties provide guarantees, transparency and access for Canadian investors in specific priority and emerging economies.  From 1990 to 1993, Canada negotiated five Foreign Investment Protection Agreements (FIPAs) modelled on the OECD model.  After 1994, a new Canadian FIPA was developed based on the investment protection standards of the NAFTA investment chapter, and since that time eleven FIPAs have been signed and are in force.  Six other FIPAs, including one with Costa Rica, have been signed but are not yet in force.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The Company is an exploration company engaged in the search for economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition.

The following Management Discussion and Analysis (“MD&A”) contains assumptions, estimates and other forward looking statements regarding future events.  Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements.  Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others gold price volatility and economic and political events, and other risk factors as discussed above under “Item 3.  Key Information -- D.  Risk Factors”.  Readers are cautioned not to put undue reliance on these forward-looking statements.

The MD&A provides an analysis of the Company’s business and compares its fiscal year 2004 financial results with those of the previous 2003 fiscal year results.  The MD&A should be read in conjunction with the audited consolidated financial statements and related notes filed herewith.  The Company prepares and files its financial statements and MD&A in Canadian (CDN) dollars.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  Differences between Canadian GAAP and U.S. GAAP, as applicable to the Company, are set forth in Note 16 to the accompanying audited consolidated financial statements of the Company.

Critical Accounting Policies

The Company’s accounting policies are set out in Note 2 of the accompanying audited consolidated financial statements.  All of the Company’s mineral property interests are at the exploration stage.  Costs incurred for exploration or development are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.  Capital assets which are dedicated to use for specific properties are capitalized together with costs incurred to the property to which they relate.  Carrying values as reported on the balance sheet ($5,821,061 at March 31, 2004 and $6,693,211 at March 31, 2003) may not necessarily reflect actual present or future value.  Recovery of carrying costs is ultimately dependent upon future commercial success or proceeds from disposition of the mineral interests.

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

Under U.S. GAAP, exploration, certain development costs and acquisition costs which have been capitalized in the accounts under Canadian GAAP would be recorded as period expenses where full unrestricted exploitation or extraction rights are not established or if the Company is not able to determine value for purposes of performing an impairment analysis.

At March 31, 2004, the Company had not established exploitation rights on its mineral property interests nor are mineral interests sufficiently advanced to determine economic reserves or value.  Accordingly, for U.S. GAAP purposes the exploration costs deferred under Canadian GAAP would be expensed in the periods incurred.  Capital assets dedicated to specific exploration properties are categorized under Exploration Stage Mineral Property Interests and are capitalized for U.S. GAAP purposes as they retain their character as capital assets.  For U.S. GAAP purposes this processing equipment is being amortized using the rates and methods outlined in Note 2(b) of the consolidated financial statements of the Company.

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

The carrying value of mineral property interests is based on costs incurred and management’s estimate of net recoverable value.  Estimates may not necessarily reflect actual recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

A.

Operating Results

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

The Company incurred a net loss of $5,581,042 or $0.09 per share for the fiscal year ended March 31, 2004 (“Fiscal 2004”) compared to a net loss of $9,335,304 or $0.18 per share for the fiscal year ended March 31, 2003 (“Fiscal 2003”).  The major components of the net loss in Fiscal 2004 were general and administrative expenses of $1,412,355, impairment of mineral property interests totaling $4,160,561 and stock-based compensation of $454,671.  This was partially offset by a gain of $392,515 on the disposal of capital assets and interest income of $54,030.  In comparison, the net loss in Fiscal 2003 consisted of general and administrative expenses of $1,821,770, impairment of mineral interests totaling $6,824,981 and a loss of $77,214 on the disposal of capital assets.  This was slightly offset by interest income of $88,665.

General and administrative expenses were significantly reduced in the areas of investor relations and travel and accommodation but increased in the areas of consulting, office wages and services and professional fees.  Impairment charges were taken on the Company’s Venezuela properties because of political uncertainties and continuing dispute with CVG over the Las Cristinas issue.  In Guyana, the impairments at Potaro were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. In Costa Rica, even though the Ministry of Environment reinstated the application process for the required environmental license, an impairment equal to current expenditures incurred during the year was recorded.

During Fiscal 2004, the Company granted 1,875,000 (2003 – 1,720,000) stock options to directors, consultants and employees.  Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.28153 (2003 - $0.5036) per stock option for a total value of $527,869 (2003 - $866,192) of which $454,671 (2003 - $700,004) was charged to operations and $73,198 (2003 - $166,188) was allocated to mineral interests.

Mineral property costs deferred, net of impairment charges, during Fiscal 2004 totaled ($872,150) compared to ($2,234,320) in Fiscal 2003.  Capital assets decreased from $607,013 for Fiscal 2003 to $580,536 for Fiscal 2004.

The Company currently is not adversely affected by foreign currency fluctuations.  The Company incurs costs and expenses in a variety of international currencies, primarily Canadian dollars, U.S. dollars, Costa Rican colons and Venezuelan bolivares, and Guyanese dollars.  The Company’s functional currency is the Canadian dollar.  All the Company’s financings to date have been in Canadian dollars and will continue to be in Canadian dollars for the foreseeable future.  Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the foreign currencies in which it transacts business.  Although this has not had a materially adverse affect on the Company’s results of operations to date, this may have a materially adverse affect on the Company’s results of operations in the future.  The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses relating to non-current monetary assets or liability, which are deferred and amortized over the remaining life of the asset or liability.  The Company does not engage in any activities to hedge against currency fluctuations.  For the year ended March 31, 2004, net gain/loss resulting from foreign currency fluctuations was immaterial.  The Company is not aware of any government currency policies or regulations which may affect the Company’s operations.

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

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

The Company incurred a net loss of $9,335,304 or $0.18 per share for Fiscal 2003 compared to a net loss of $6,432,712 or $0.14 per share for the fiscal year ended March 31, 2002 (“Fiscal 2002”).  Contributing to the increased net loss in Fiscal 2003 were general and administrative expenses of $1,821,770, impairment charges of mineral property interests totaling $6,781,250, stock-based compensation of $700,004 and a loss of $77,214 on disposal of capital assets.  This was slightly offset by interest income of $88,665.  The impairment at Potaro was taken because of less than economic recoveries from one of the two Maple Creek paleo-channels, in addition to the cost associated with the re-deployment of equipment to the second channel.  The impairment in Venezuela was taken because of political uncertainties in general and the continuing dispute with the CVG over the Las Cristinas issue, which could negatively influence the Company’s other holdings in Venezuela.  In comparison with Fiscal 2002, general and administrative expenses were $1,800,278 and impairment charges of mineral property interests were $4,774,022 ($2,010,450 for write-down of expenses on the Las Cristinas Project in Venezuela, $1,255,073 for acquisition costs and $49,772 for exploration expenditures on certain concessions in Brazil, $1,346,247 on acquisition and exploration expenditures on certain concessions in Venezuela and an impairment charge of $112,480 for acquisition costs at Las Cristinas).  This was slightly offset by interest earned on cash balances totaling $141,588.

During Fiscal 2003, the Company adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires all stock-based awards made to non-employees and employees be measured and recognized using a fair value based method.  Recognition of these awards applies only to awards granted in fiscal years commencing on or after January 1, 2002.  During Fiscal 2003, the Company granted 1,720,000 stock options to directors, consultants and employees.  Options totaling 1,055,000 expired during the period.  Using the Black-Scholes fair value based option pricing method, stock options granted were valued at $0.5036 per option for a total value of $866,192.

Mineral property costs, net of impairment charges, deferred during Fiscal 2003 totaled ($2,234,320) compared to $1,585,758 during Fiscal 2002.  Capital assets decreased from $902,299 for Fiscal 2002 to $607,013 for Fiscal 2003.

B.

Liquidity and Capital Resources

The Company has relied upon external financing, through the issuance of equity securities and through joint ventures, to fund its activities to date.  The Company plans to continue to rely upon such forms of financing for the foreseeable future.

The working capital of the Company is a direct result of funds raised from the sale of equity shares over the outflow into acquisition and exploration costs as well as administrative expenses.  The Company’s working capital balance (deficit) at the end of the following periods was as follows: March 31, 2004 - $3,698,844; March 31, 2003 – ($450,109); and March 31, 2002 - $244,397.  The fluctuations stem from timing differences between when money is raised from equity issues and when expenditures are committed on the acquisition or exploration of mineral property interests.

The Company’s cash and term deposits at March 31, 2004 totaled $4,577,054 compared to $571,637 at March 31, 2003 and $1,422,545 at March 31, 2002.  Aside from cash and term deposits, the Company had no material unused sources of liquid assets.  Cash and term deposits were attributable primarily to the issue of share capital, with other sources as follows:  during Fiscal 2002, the Company received $2,999,304 from its joint venture partner, Rohani, on the Potaro Concessions pursuant to the 2000 joint venture agreement between the Company and Rohani during Fiscal 2003, the Company received $114,480 from its then joint venture partner, Jamshidi on the Marudi Mountain Property (all refunded to Jamshidi during Fiscal 2004 pursuant to the termination of the joint venture agreement) and during Fiscal 2004 the Company received $382,515 from the disposal of capital assets.

During Fiscal 2004, the Company completed non-brokered private placements totaling 20,050,000 units at a prices ranging from $0.35 to $0.60 per unit for net proceeds of $8,255,000.  In the first private placement, 4,300,000 units were issued at a price of $0.35 per unit.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 per share until May 9, 2005.  In the second private placement, 13,500,000 units were issued at a price of $0.40 per unit.  Each unit consisted of one common share and three-quarters of one warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.45 per share until October 15, 2005.  In the third private placement, 2,250,000 units were issued at a price of $0.60 per unit.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.66 per share until February 17, 2006.  The Company issued 250,000 common shares as a finder’s fee in connection with this financing.  Also during Fiscal 2004, stock options totaling 200,000 common shares were exercised at $0.28 per share for gross proceeds of $56,000 and 500,000 common shares were issued at a deemed price of $0.40 per share pursuant to the Romanex Agreement for the Marudi Mountain Property.  See “Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Guyana -- Marudi Mountain Property.”

During Fiscal 2003, the Company completed non-brokered private placements totaling 6,000,000 units at prices ranging from $0.50 to $0.96 per share for gross proceeds of $4,095,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a prices ranging between $0.55 to $1.06 per share.  In the first private placement, 300,000 units were issued at a price of $2.00 per unit.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $2.00 per share until May 22, 2004.  In the second private placement, 1,700,000 units were issued at a price of $0.90 per unit.  Each unit consisted of one common share and one warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $1.06 per share until August 26, 2004.  In the third private placement, 2,000,000 units were issued at a price of $0.71 per unit.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.89 per share until August 28, 2004.  In the fourth private placement, 2,000,000 units were issued at a price of $0.50 per unit.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.55 per share until December 17, 2005.

Finder’s fees totaling $71,000 were paid to a non-related third party in connection with the August 28, 2002 private placement.  During the same period, stock options totaling 757,500 were exercised at prices ranging from $0.95 and $0.96 per share for gross proceeds of $726,000.  As well, the Company issued 100,000 common shares at a deemed price of $0.40 per share pursuant to the Romanex Agreement for the Marudi Mountain Property.

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

The foregoing financings and share issuances for fees and properties were conducted outside the United States and with non U.S. residents except for a private placement of 1,700,000 units at $0.90 per unit.

At March 31, 2005, the Company had working capital of  $406,434. Should additional properties be acquired or programs be undertaken, the Company will require additional funding.  The Company does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, the Company would expect to raise additional funds through private placements of its shares as it has in the past, or through borrowings if share placements are not feasible.  The Company might also farm out interests in certain of its properties to other exploration companies that would assume some of the exploration costs.

Administration, maintenance of properties and exploration can materially affect the Company’s liquidity and capital resources.  Failure to obtain additional financing on a timely basis may cause the Company to forfeit its interest in its properties and/or reduce or terminate its operations.  The Company continuously reviews its properties to determine whether to increase or curtail exploration, to reduce projects to a “care and maintenance” status or to relinquish properties.

The projected expenditures for the fiscal year ending March 31, 2006 are forecast to be $9 million and can be summarized as follows:

Item	Total
General and administrative expenses (1)	$1,850,000
Exploration
Brazil (2)	10,000
Costa Rica (3)	6,020,000
Venezuela (4)	410,000
Guyana (5)	510,000
New Property Evaluation/Development	200,000
Total estimated expenditures for April 1, 2005 – March 31, 2006:(6)	$9,000,000

(1)

Not including non-cash items, stock-based compensation and amortization.

(2)

The sole expenditures are an option maintenance fee, corporate registration fees and a consultant.

(3)

After initially refusing the Company’s environmental study, the government of Costa Rica agreed to continue the permitting process.  The Company will continue to fund the process.  Additional funding will be needed once the permitting process is completed; however, no decision has been made at this stage whether the development will be funded by equity financing or debt/joint venture financing. Projected expenditures of $6,020,000 include feasibility studies and an environmental bond.

 The Company has an indicative offer for project financing from a financial institution, and private investors subject to permitting.

(4)

The bulk of the costs in Venezuela relate to the expected arbitration costs dealing with the Las Cristinas property.

(5)

Ongoing bulk sampling at Maple Creek and exploration of adjacent holdings are planned to continue for the coming year, but will be reviewed depending on the results of such work.  An exploration program for the Marudi Mountain Property was completed during September 2004 to April 2005 at a total cost of US $500,000.

(6)

During November and December 2005, the Company was in the final stages of negotiating financing that would provide funds to continue with the fiscal 2006 planned expenditures.

See also “Subsequent Events,” below.

Subsequent Events

Properties

Subsequent to March 31, 2004 and as of September 30, 2005, the Company reported the following developments concerning its Las Cristinas, Cerro Crucitas and other properties:

(a)  Las Cristinas, Venezuela -- Arbitration

On July 8, 2004 Vannessa commenced a process of International Arbitration by filing a document to initiate the process, or Request, with the International Centre for Settlement for Investment Disputes (ICSID) in Washington D.C.  This was made necessary at this time due to the lack of progress of the Company’s cases through the Venezuelan court system and the fact that the ICSID process requires that the process be initiated within three years of an investor being aware that an act of expropriation had occurred.  Vannessa initiated this action well before the three year period available to initiate such an action had expired.  The Company was contacted by ICSID regarding its Request submitted, on July 9, 2004, asking that supplemental information be provided which has subsequently been forwarded.

On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

The acceptance of the Company’s Request by ICSID initiated the formal arbitration process against Venezuela for the alleged expropriation of Vannessa’s contractual rights to develop the Las Cristinas gold deposit located in Bolivar State, Venezuela.  The rights to develop the property are held by Minca, a 95 percent owned subsidiary of Vannessa de Venezuela.

On June 7, 2005, ICSID announced the Arbitration Panel had been selected and the first meeting of the Tribunal was held on July 29, 2005 in London, England and was attended by counsel for both parties and by management representatives from Vannessa.  The arbitration process was laid out during the meeting and Vannessa is working to prepare filings for the next step.

Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada and Venezuela and asking the Arbitration Tribunal to award restitution of Vannessa’s contractual rights to develop the project and the return of all property confiscated by the CVG and the Government of Venezuela and monetary damages or, in lieu, monetary damages in compensation for out of pocket expenses, plus interest, and for lost profits.  The claim for sunk costs and lost profits, before interest, is US $1,045 million.

Substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process.  Any awards arising from the claim will be shared with other shareholders or royalty holders of Minca and Vannessa de Venezuela according to pre-existing contractual rights.

(b)  Cerro Crucitas, Costa Rica -- Environmental Impact Study

Following the public meeting on July 31, 2004, which was organized and funded by the Company according to the SETENA regulations, the Company compiled a written record of all of the proceedings extracted from the video and audio tape that was made of all of the official proceedings.  In January 2005, the Company received a Resolution from SETENA directing the Company to prepare an Annex in order to provide clarification on specific questions identified by SETENA during the EIS review process.

The Company has completed its detailed response to the issues required by SETENA in the Resolution of January 19, 2005.  In the last week of April 2005, the Company filed an Annex with SETENA which contains the Company’s responses. As discussed below, in September 2005 the Company received a Resolution from SETENA approving the EIS.

In April 2005, the Company also secured the rights to additional land that would be required for the tailings dam and tailings retention area in the current mining plan.  The Company now holds or controls the land required for the mine and related infrastructure.

On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C.  This action is to seek remedies from the Government of the Republic of Costa Rica for the effective denial of the benefits of the Company’s rights to develop the gold deposit located at Las Crucitas de Cutris (“Las Crucitas”) in San Carlos, Costa Rica.  In this claim, the Company is requesting the Arbitration Tribunal to restore the Company’s rights to develop the Las Crucitas property and pay monetary damages of US $5 million and legal and other administrative costs plus interest for lost profits.  In lieu of restitution Vannessa is seeking damages of US $276 million plus compound interest which includes out-of-pocket expenses of US $36 million plus lost profits of not less than US $240 million.  Although Vannessa is confident in the validity of its claims, there can be no assurance that it will be successful in any, or part, of its claims.

The SETENA has completed its review of the Company’s responses to questions arising from the public review process and the Environmental Impact Study contained in the Annex filed with SETENA in late April 2005.

The rights to develop the property are held by the Company’s wholly owned Costa Rican subsidiary Industrias Infinito S.A. (“Industrias Infinito”).

On September 1, 2005, the Company, through Industrias Infinito, received a Resolution from SETENA approving the Company’s EIS dealing with the Crucitas gold project.  The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License.

(c)  Vanarde Mining Inc.

On July 14, 2005, the Company announced it had reached an agreement to acquire the 40% minority interest in Vanarde Mining Inc. (“VMI”) for 1,500,000 common shares.  VMI is the holder of the mining rights to the Maple Creek concessions located in Guyana.  Please see “ -- (e) Maple Creek”, below.

(d)  Marudi Drilling Program

The Marudi drilling program was completed in mid-April 2005 and analysis of data and geological interpretation is ongoing.  Line cutting is also ongoing on parts of the Marudi concession that was not included in the drilling program and on the adjacent Paint Mountain property.

(e)  Maple Creek

At Maple Creek the care and maintenance program continues along with light reclamation work and re-vegetation.  On July 14, 2005 the Company announced that it had purchased the 40 percent minority interest in Vanarde Mining Inc. for 1,500,000 common shares of Vannessa.  Vannessa now indirectly controls 100 percent of Vanarde Mining Inc.  This will allow the Company more flexibility in the future with respect to potential exploration and development in the entire Maple Creek – Potaro area and will simplify dealings for any other commercial activity connected with the area.

Financings Subsequent to March 31, 2004

(a)

On December 23, 2004, 4,805,500 units of the Company were issued at the price of $0.32 per unit for proceeds of $1,537,760.  Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.40 per share for a period of 24 months.  The shares and warrants and any shares issued upon exercise of the warrants were subject to a hold period expiring April 24, 2005.  The purchaser of this portion of the Company’s private placement was Exploram Enterprises Ltd., a subsidiary of Coril Holdings Ltd., currently the beneficial owner of more than 50% of the outstanding common shares of the Company (see “Item 7 -- Major Shareholders and Related Party Transactions”).

(b)

On January 4, 2005, 1,444,500 units of the Company were issued at the price of  $0.32 per unit for proceeds of $462,240.  Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional  common share of the  Company at a price of $0.40 per share for a period of 24 months.  The shares and warrants and any shares issued upon exercise of the warrants were subject to a hold period expiring April 24, 2005.

(c)

On May 20, 2005, 2,900,000 warrants of the Company were exercised by Exploram Enterprises Ltd., at a price of $0.40 per warrant for proceeds of $1,160,000.

(d)

On June 3, 2005, 1,100,000 warrants of the Company were exercised by three warrant holders, at a price of $0.40 per warrant for proceeds of $440,000.

.

(e)

On September 12, 2005, 100,000 warrants of the Company were exercised by a warrant holder, at a price of $0.40 per warrant for proceeds of $40,000.

(f)

Regulatory approval was obtained to extend the expiry date of 1,700,000 share purchase warrants (the “First Warrants”) issued on August 26, 2002 and to extend the expiry date of 2,000,000 share purchase warrants (the “Second Warrants”) issued on August 28, 2002.  All Warrants currently entitle the holders to acquire one additional common share of the Company, the First Warrants at a price of $1.06 per share up until August 26, 2005, as extended on August 13, 2004, and the Second Warrants at a price of $0.89 per share up until August 28, 2005, as extended on August 13, 2004.

The Company extended the expiry date of the outstanding First Warrants to August 26, 2006 and the Second Warrants to August 28, 2006.  No other terms of the First Warrants or Second Warrants were amended.

(g)

During November and December 2005, the Company was in the final stages of negotiating financing that would provide funds to continue with the fiscal 2006 planned expenditures.

C.

Research and Development, Patents and Licenses

As the Company is a mineral exploration company, the information required by this section is inapplicable.

D.

Trend Information

The Company has incurred losses in each of the last five fiscal periods due to the lack of an operating property or other revenue generating activity.  Management anticipates that net losses of the Company will continue for at least the next few years as a result of ongoing corporate general and administrative expenses, exploration write-downs of mineral properties and deferred costs.  Presently, the Company is in the exploration stage and there is no assurance that there exists a commercially viable ore deposit on any of its properties until further exploration is done and a comprehensive economic evaluation based upon that work concludes economic and legal feasibility.  As well, a number of significant events must occur before commercial production at any property can begin.  These include, but are not limited to, receipt of certain permits necessary to continue construction of a mine and commence operations.  Even if the Company does commence production on any of its properties, there is no assurance that such mining activities will be profitable.

E.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F.

Tabular Disclosure of Contractual Obligations

The Company’s contractual obligations for future payments are summarized as follows, as of March 31, 2005:

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Calgary office premises lease	$ 96,057	$ 49,457	$ 46,600	$ -	$ -
Guyana office premises lease	23,232	23,232	-	-	-
Marudi drilling contract	50,000	50,000	-	-	-
Total	$ 169,289	$ 122,689	$ 46,600	$ -	$ -

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth the names and addresses of the directors and members of senior management of the Company, their positions and offices with the Company and their terms of office.  Each director is elected at the annual shareholders’ meeting to serve until the earlier of his replacement or election of a successor at a subsequent annual shareholders’ meeting.

The following named individuals are not related by blood or marriage.  There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to below was selected as a director or member of senior management.

Name, Position and Jurisdiction of Residence	Principal Occupation or Employment and other Directorships	Date Appointed
MANFRED PESCHKE (1) Chairman and Director Whitehorse, Yukon Territory	Chairman of the Board and self-employed consultant	Director - December 1994 Chairman - January 2004
JOHN R. MORGAN President, CEO and Director Calgary, Alberta	President and CEO of Vannessa Ventures Ltd.	Director - December 2003 President and CEO - January 2004
VERN HALL Director Kodiak, Alaska	President of Tamarack Inc., a private alluvial mining company	July 1994
GEORGE D. CHAPEL (1) Director Calgary, Alberta	Retired; Director of Coril Holdings Ltd., a private asset management company	September 2000
ERICH RAUGUTH Director Dawson Creek, Yukon Territory	Independent mining consultant and President of Vencan Corp. (mining consulting)	Consultant since January 1995; Director since September 2001

Name, Position and Jurisdiction of Residence	Principal Occupation or Employment and other Directorships	Date Appointed
JOHN THOMAS (1) Director Vancouver, British Columbia	Independent mining consultant	September 2002
JOHN AMUNDRUD Director Calgary, Alberta	President & CEO of Coril Holdings Ltd. Director of Coril and its subsidiary companies	September 2004
CAMERON B. BOYER Controller Calgary, Alberta	Controller of Vannessa Ventures Ltd.	February 2004
CARL L. CAUMARTIN Manager, Exploration and Development Calgary, Alberta	Manager, Exploration and Development, of Vannessa Ventures Ltd.	May 2004

(1)

Member of the Audit Committee

Manfred Peschke, Chairman and Director

Mr. Peschke has over 25 years’ experience as a public accountant and was a full partner in an accounting and data processing firm responsible for managing the day-to-day operations for public accounting and heavy equipment companies and the management of both private and publicly financed mining/exploration companies.  Mr. Peschke began his career in the Yukon Territory as an Accountant for the Keno Hill Mine’s Transportation Division.  He later joined Caterpillar’s Yukon dealership as an accountant and soon became the company’s Controller, a position he held for nine years.  Following his experience with Caterpillar, Mr. Peschke founded his own consulting company for the mining industry and at the same time co-founded Data Systems Processing.  DSP produced information systems for municipal, territorial and federal governments as well as large mining companies including Keno Hill Mines, Cantung and Anvil Mines.

From 1979 to 1981, Mr. Peschke was Managing Director during the development phase of a $15 million dollar alluvial mining company.  In 1980, he formed a private company dedicated to mining and exploration.  After years of successful operations, the company moved its operations to South America.

Mr. Peschke was a director of Carson Gold Corporation from August 1991 to March 1993 and a director of Ballad Enterprises Ltd. from March 1994 to March 1995.  As a director for Carson Gold Mines Inc. in 1991, Mr. Peschke oversaw the exploration of a number of gold projects in Venezuela until a larger mining company purchased the firm.  He and two partners took over Vannessa Ventures Ltd. in 1994 and brought it public in 1996.  Mr. Peschke, who served as President, CEO and CFO of the Company since 1994, was appointed to the position of Chairman effective January 13, 2004.

John R. Morgan, President, CEO and Director

Mr. Morgan, who has a B.Sc. in geology, acquired extensive operational and administrative experience over 23 years with Manalta Coal Ltd., which at the time was the largest coal mining company in Canada, including several years as V.P. and General Manager.  More recently, he served for four years as Vice President Operations in charge of a large tonnage coal operation in Venezuela, the Paso Diablo mine.  This mine was operated by Carbones del Guasare, a joint venture between RAG of Germany, Anglo Coal of South Africa and Petroleos de Venezuela, the Venezuelan state owned oil company.

Vern Hall, Director

One of the Company’s founding members, Mr. Hall is a financier and entrepreneur whose career spans three decades within the mining and oil industries of Alaska, Russia, the U.S., Canada, Venezuela and Brazil.  Among Mr. Hall’s many ventures and accomplishments, some of the more notable include the multi-million-dollar acquisition of the Paradise & Savoya Hill Mines in 1979 and the acquisition of the 80 Pup Mine in Western Canada  in 1982.  As owner and manager of the 80 Pup’s operating company, Tamarack Inc., Mr. Hall implemented revolutionary recovery techniques (among them the Total Recirculation Method), and his approach resulted in substantially increasing efficiency.  Over the last twenty years, his Gravity Recovery System made the 80 Pup operation, one of the most productive privately owned gold mines in Western Canada.  In addition to the Company, Mr. Hall is also a director and officer of Tombstone Exploration Co. Ltd., a Toronto Stock Exchange listed mineral exploration company with properties in North and South America.

George D. Chapel, Director

Mr. Chapel brings over 40 years of resource engineering, capital cost estimation/evaluation and senior management experience to the Board where he also acts as technical advisor to the company.  Most notably Mr. Chapel’s career includes four years as Vice President of Operations, three years as Vice President and General Manager and eight years as CEO and President of Manalta Coal Ltd. from 1991 to 1998.  Mr. Chapel also served for three years as a director of Pembina Resources Ltd., an oil and gas exploration, production and pipeline company.

Mr. Chapel holds a B.Sc. in Civil Engineering from the University of Manitoba and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.  Mr. Chapel is a civil engineer with a proven track record in the development of large resource projects.

Erich Rauguth, Director

Mr. Rauguth is a 25-year veteran in mine management and development. His achievements include a seminal role in property acquisitions for 15 Canadian exploration firms in South America and, as CEO, turning a previously closed mine into the largest privately-owned gold producer in Venezuela.  A co-founder of the Company, Mr. Rauguth brings important technical expertise to the Company’s projects plus extensive knowledge of regional geology, politics and culture in Central and South America.

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

John Amundrud, Director

Mr. Amundrud is the President and Chief Executive Office of Coril Holdings Ltd. and a director of Coril and its subsidiary companies which include Exploram Enterprises Ltd., a major shareholder of the Company.  See “Item 7.  Major Shareholders and Related Party Transactions -- A.  Major Shareholders.”  Mr. Amundrud holds a Bachelor of Law, from the University of Alberta and is a graduate of the University of Arkansas as a B.Sc. in Business Administration.  He served  in increasingly senior positions in  Pembina Corporation including Corporate Counsel until 1995.  From 1996 to 2000 Mr. Amundrud was Vice President, General Manager of Coril and its predecessor company.  He later became the President of CXE International Bank Ltd. (Barbados), a Coril subsidiary, for four years until taking up his current position with Coril Holdings Ltd in September 2004.

Cameron B. Boyer, Controller

Mr. Boyer graduated, in October 1983, with The Society of Management Accountants of Alberta accounting degree.  Since 1974, he has served with the Loram Group of Companies in various senior positions responsible for the effective and efficient coordination of accounting, information systems, financial controls and reporting, human resources and office administration functions.  Through his technical knowledge, management and administrative experience as well as his communication skills, he is adept in managing the principal activities of planning, organizing, motivating and harmonizing all control functions.

Carl L. Caumartin, Manager Exploration and Development

Mr. Caumartin holds a Bachelor of Science (B. Sc) degree in geological engineering (mining and exploration) and a Masters of Business Administration (MBA) degree specializing in international business.  He has 18 years’ experience in the mining industry as senior manager, executive and consultant.  He has conducted project evaluation, exploration and valuation work, feasibility study assessments, as well as the development and operations of various gold and base metals projects in Canada, Europe, Australasia, West Africa and South America.  He was Chief Geologist at TVX Gold’s Kassandra Mines in Greece, prior to holding the position of Vice-President Exploration for Philippine Gold Plc, a UK-based mining company, which, under his responsibility, defined resources totalling more than 5 million oz. of gold.  He also participated in several international financing campaigns, involving namely Rothschilds Australia Ltd, Bankers Trust and the Commonwealth Development Corporation (UK).

B.

Compensation

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at March 31, 2005, and the other three most highly compensated executive officers of the Company as at March 31, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/SAR’s Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
John R. Morgan(1) President, CEO & Director	2005 2004	150,000 150,000	Nil Nil	Nil Nil	250,000 175,000	Nil Nil	Nil Nil	Nil Nil
Cameron B. Boyer(2) Controller	2005 2004	125,652 125,652	Nil Nil	Nil Nil	50,000 Nil	Nil Nil	Nil Nil	Nil Nil

(1)

John Morgan was appointed President and Chief Executive Officer of the Company on January 12, 2004.  Prior to that date Manfred Peschke held the position of President and CEO.

(2)

Cameron B. Boyer has not been appointed chief financial officer but, for the purposes of satisfying the Company’s disclosure obligations has performed the functions of chief financial officer during the fiscal year ended March 31, 2005.

Long Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.”  The Company has not granted any LTIPs during the past fiscal year.

Stock Appreciation Rights

Stock appreciation rights (“SARs”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares.  No SARs were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended March 31, 2005.

Option Grants in Last Fiscal Year

The following table sets forth stock options granted under the Company’s Stock Option Plan or otherwise during the fiscal year ended March 31, 2005 to each of the Named Executive Officers.

	Securities under Options Granted(1) (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/security)	Expiration Date
John R. Morgan	250,000	15.3%	$0.45	$0.50	Sept 2, 2009
Cameron B. Boyer	50,000	3.1%	0.45	0.50	Sept 2, 2009

(1)

The options for common shares become exercisable on the date of grant, subject to regulatory and shareholder approval.

(2)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the “TSX-V”) at the time of the grant of the option, less the maximum discount permitted under the regulations of the TSX-V.

Options Exercised during the Fiscal Year Ended March 31, 2005 and Fiscal Year End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended March 31, 2005 by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis, held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#) (a)	Aggregate Value Realized(1) ($) (b)	Unexercised Options/ SAR’s at Financial Year-End (#) Exercisable/ Unexercisable (c)	Value of Unexercised In-the-Money Options/SAR’s at Financial Year-End (1) ($) Exercisable/ Unexercisable (d)
John R. Morgan	Nil	Nil	425,000	$ 17,500
Cameron B. Boyer	Nil	Nil	50,000	3,500

(1)

Dollar value is equal to column (b) times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise or base price of the options.

Pension Plans

The Company has no pension plan and does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have employment contracts with any Named Executive Officer.

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such officer in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date of this Annual Report on Form 20-F.  The directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and directors.  The Company granted an aggregate of 1,875,000 stock options to the directors during the most recently completed financial year.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the fiscal year ended March 31, 2005 to the directors of the Company (excluding the Named Executive Officers):

	Securities Under Options Granted (#)(1)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Vern Hall	100,000	6.13%	$0.45	$0.44	Sept 2, 2004	Sept 2, 2009
George Chapel	100,000	6.13%	$0.45	$0.44	Sept 2, 2004	Sept 2, 2009
Erich Rauguth	250,000	15.33%	$0.45	$0.44	Sept 2, 2004	Sept 2, 2009
John Thomas	100,000	6.13%	$0.45	$0.44	Sept 2, 2004	Sept 2, 2009
Manfred Peschke	250,000	15.33%	$0.45	$0.44	Sept 2, 2004	Sept 2, 2009

(1)

The options generally become exercisable on the date of grant, subject to regulatory approval.

In prior years the Company entered into management agreements with two companies controlled by two directors, Manfred Peschke and  Erich Rauguth, for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela totaling $17,575 U.S. per month.  At March 31, 2004, the agreement with Mr. Peschke expired and was not renewed, as Mr. Peschke became an employee of the Company, as well as a consultant, on April 1, 2004.  The agreement with Mr. Rauguth is still in force at the rate of $6,200 U.S. per month and will remain in force from year to year until such time as notice of termination is given by either party.

Expenditures pursuant to these contracts were allocated as follows:

	Fiscal Year Ended March 31,
	2005	2004	2003
Management fees and other fixed expenditures (Manfred Peschke)	$ 60,000	$ 140,016	$ 139,596
Fees and services allocated to mineral interests (Erich Rauguth)	89,280	191,697	191,262
Total	$ 149,280	$ 331,713	$ 330,858

C.

Board Practices

The Board of Directors presently consists of seven directors.  Each director is elected at the annual shareholders’ meeting to serve until the earlier of his replacement or election of a successor at a subsequent annual shareholders’ meeting, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act (“BCA”).

No director of the Company is currently party to a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment.

Audit Committee

The Company’s Audit Committee is composed of John Thomas, George Chapel and Manfred Peschke.  Mr. Peschke acts as Chairman of the Audit Committee.  All members of the Audit Committee are financially literate and at least one member, Mr. Peschke, is considered to be a financial expert and has been designated by the board as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual shareholders meeting of the Company, at which time their appointments expire and they are eligible for reappointment.

The primary function of the Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes.

The principal responsibilities of the Audit Committee include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, evaluating the performance of the Company’s auditors, pre-approving all audit and non-audit services provided by the auditors and establishing the remuneration of the auditors.

Compensation Committee

The Company’s Compensation Committee is composed of John Thomas, John Amundrud and Manfred Peschke.  Mr. Amundrud acts as Chairman, and terms of reference for the Committee are currently being developed.

D.

Employees

At March 31, 2005, the Company had 89 employees comprising 22 office employees and 67 field employees. In comparison, the Company had 123 employees comprising  21 office employees and 102 field employees at March 31, 2004 and 16 office employees and another 59 field employees as at  March 31, 2003.

The Company and its subsidiaries engage directors, officers and independent contractors to supply work on specific corporate business and project exploration programs.

	2005	2004	2003
Canada Management Professional Administrative/support	3 1 1	3 - 2	1 - 3
Guyana Management Administrative/support Field	1 4 56	3 3 98	1 1 51
Venezuela Management Administrative/support	2 2	5 -	5 -
Costa Rica Management Administrative/support Field	1 4 11	1 4 4	1 4 8
Total	86	123	75

E.

Share Ownership

The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above, and includes details of all options to purchase shares of the Company held by such persons:

Name	Number of common shares (1)	Number of Options	Beneficial Ownership Percentage (2)	Purchase Price of Options (if any)	Exercise Price	Expiry Date

Manfred Peschke	1,523,178	300,000 300,000 250,000 850,000	2.75%	N/A	$0.95 0.28 0.45	July 4, 2007 Aug. 25, 2008 Sept. 2, 2009

John R. Morgan	60,000	175,000 250,000 425,000	*	N/A	$0.64 0.45	Mar. 11, 2009 Sept. 2, 2009

Vern Hall	2,681,564(3)	50,000 50,000 100,000 100,000 100,000 400,000	3.59%	N/A	$0.96 0.95 0.95 0.28 0.45	May 17, 2005 July 24, 2006 July 4, 2007 Aug. 25, 2008 Sept. 2, 2009

George D. Chapel	10,000	100,000 100,000 200,000	*	N/A	$0.95 0.45	July 4, 2007 Sept. 2, 2009

Erich Rauguth	123,500	300,000 300,000 250,000 850,000	1.13%	N/A	$0.95 0.28 0.45	July 4, 2007 Aug. 25, 2008 Sept. 2, 2009

John Thomas	2,600	100,000 100,000 200,000	*	N/A	$0.28 0.45	Aug. 25, 2008 Sept. 2, 2009

John Amundrud	Nil	Nil	*	N/A	N/A	N/A

Cameron B. Boyer	Nil	50,000	*	N/A	$0.45	Sept. 2, 2009

*  Less than 1%.

(1)

Includes beneficial, direct and indirect shareholdings.

(2)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options or warrants (if any) held by that person that are currently exercisable or exercisable within 60 days of the ownership calculation date, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 85,471,353 common shares outstanding as of August 12, 2005.

(3)

Of the 2,681,564 common shares beneficially owned by Mr. Hall, 1,273,270 common shares are held directly, 221,668 common shares are held by his wife and 1,186,626 common shares are held by controlled corporations.

No share purchase warrants are currently held by the aforementioned persons as of September 30, 2005.

Stock Option Plan

On August 12, 2003, the Company implemented a Stock Option Plan (the “Plan”) which was approved by the TSX Venture Exchange (the “TSX-V”) and the shareholders of the Company.  The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under the TSX-V policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.  The shareholders most recently approved and ratified the Plan at the Company’s Annual General Meeting held on September 15, 2005.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s shares prevailing on the day that the option is granted less the applicable discount, if any, permitted by the policies of the TSX-V and approved by the Board of Directors.  Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company or employees of companies providing management or consulting services to the Company or its subsidiaries.  The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.  The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of management of the Company, as of August 12, 2005,  no shareholder beneficially owned five percent (5%) or more of any class of the Company’s voting securities, nor has any shareholder owned 5% or more of any class of the Company’s voting shares during the previous three years, other than Exploram Enterprises Ltd., as shown below.

Identity of Person or Group	Number of common shares	Number of Warrants	Beneficial Ownership Percentage (2)

Exploram Enterprises Ltd. (1)	44,563,276	16,180,500	59.76%

The following is a summary of the significant changes in the percentage ownership held by such major shareholder during the past three years.  No shareholder has any special rights with respect to its common shares beyond those rights accorded all shareholders of the Company’s common shares.

Identity of Person or Group	Date	Number of common shares	Number of Warrants	Beneficial Ownership Percentage (2)(3)
Exploram Enterprises Ltd. (1)	March 31, 2003 March 31, 2004 March 31, 2005	21,257,776 36,657,776 41,663,276	2,000,000 14,275,000 19,080,500	41.16% 57.02% 60.41%

Notes:

(1)

Exploram Enterprises Ltd. is a wholly owned subsidiary of Coril Holdings Ltd., a company controlled by Ron Mannix of Calgary, Alberta.  Shareholdings listed for March  2003 were held by Coril Holdings Ltd.

(2)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options or warrants (if any) held by that person that are currently exercisable or exercisable within 60 days of the ownership calculation date are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(3)

This table has been prepared based on shares outstanding as of March 31 of each of the respective years, as follows:

Shares outstanding at

March 31, 2003 – 54,501,353 common shares

March 31, 2004 – 75,051,353 common shares

March 31, 2005 – 81,471,353 common shares

As of March 31, 2005, 6,259,593 common shares were held by 62 registered holders in the United States.  The Company is not listed for trading on any securities exchange in the United States.  From January 1, 1999 to November 12, 2004, the Company’s common shares were quoted on the Over-the-Counter Bulletin Board Electronic Quotation System maintained by the National Association of Securities Dealers, Inc.  See “Item 9.  The Offer and Listing -- C.  Markets.”

To the best of the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation(s) except as set forth above, or by any foreign government.

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.

Related Party Transactions

Listed below are the only material transactions that were effected within the past three years (or are proposed) between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

In prior years the Company entered into management agreements with two companies controlled by two directors, Manfred Peschke and Erich Rauguth, for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela totaling $17,575 U.S. per month.  At March 31, 2004, the agreement with Mr. Peschke expired and was not renewed, as Mr. Peschke became an employee of the Company on April 1, 2004.  The agreement with Mr. Rauguth is still in force at the rate of $6,200 U.S. per month and will remain in force from year to year until such time as notice of termination is given by either party.

The Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses from companies controlled by Mr. Peschke and Mr. Rauguth, as follows:

	2005	2004	2003
Manfred Peschke	$ 60,000	$ 140,016	$ 139,596
Erich Rauguth	89,280	191,697	191,262
	$ 149,280	$ 331,713	$ 330,858

The foregoing services were paid for at market rates, and on terms at least as favorable to the Company as those that could have been obtained in arm’s-length transactions.

See “Item 6.  Directors, Senior Management and Employees -- B.  Compensation” for further information about the above contractual arrangements.

No officer or director of the Company, or any associate of such person, was indebted to the Company at any time during the fiscal years ended March 31, 2005, 2004 or 2003.

Certain directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.  See “Item 3.  Key Information -- D.  Risk Factors -- The directors of the Company may have conflicts of interest in negotiating and concluding agreements”.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8	FINANCIAL INFORMATION

A.

Audited Financial Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the years ended March 31, 2004, 2003 and 2002, including an Independent Auditors’ Report dated August 10, 2004 except as to Notes 10 and 16, which are as of July 22, 2005.  The following financial statements are included: Consolidated Balance Sheets as at March 31, 2004, 2003 and 2002; Consolidated Statements of Operations and Deficit for the Fiscal Years Ended March 31, 2004, 2003 and 2002; and Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2004, 2003 and 2002.  Also included are Notes to the Consolidated Financial Statements for the Fiscal Years Ended March 31, 2004, 2003 and 2002.  The Company’s audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 16 to the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

The Company is involved in legal proceedings that relate to its mining rights for the Las Cristinas project in Venezuela.  See “Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Venezuela -- Las Cristinas Project -- Title Dispute and Legal Proceedings; -- International Arbitration.”  As described therein, in July 2004 the Company commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C.  Substantial uncertainty exists as to the ultimate resolution of the rights and title issues.  There is also uncertainty as to the scope of future legal and administrative costs required to continue legal proceedings.  Other than the foregoing, no material legal proceedings are pending to which the Company is a party or of which any of its properties is the subject.

Dividend Policy

The Company has not paid any dividends on its common shares and has no dividend policy with respect to the payment of dividends.  Presently, the Company anticipates that it would retain future earnings for use in its operations and the expansion of its business.

B.

Significant Changes

Properties

Subsequent to March 31, 2004 and as of September 30, 2005, the Company reported the following developments concerning its Las Cristinas and Cerro Crucitas properties:

(a)  Las Cristinas, Venezuela - Arbitration - On July 8, 2004, the Company commenced a process of International Arbitration by filing a document to initiate the process, or Request (the “Request”), with the International Centre for Settlement for Investment Disputes (ICSID) in Washington D.C.  The acceptance of the Request by ICSID on October 28, 2004, initiated the formal arbitration process against Venezuela for the alleged expropriation of the Company’s contractual rights to develop the Las Cristinas deposit.  On June 7, 2005, ICSID announced the Arbitration Panel had been selected and the first meeting of the Tribunal was scheduled for late July 2005.

 (b)  Cerro Crucitas, Costa Rica -- Environmental Impact Study - Following the public meeting on July 31, 2004, the Company compiled a written record of all of the proceedings extracted from the video and audio tape that was made of all of the official proceedings.  In January 2005, the Company received a Resolution from the Ministry of Environment (SETENA) in Costa Rica directing the Company to prepare an Annex in order to provide clarification on specific questions identified by SETENA during the Environmental Impact Study (“EIS”) review process.  The Company completed its response to these questions in January 2005 and in April 2005 filed an Annex with SETENA which contains the Company’s responses.

In April 2005, the Company also secured the rights to additional land that would be required for the tailings dam and tailings retention area in the current mining plan.  The Company now holds or controls the land required for the mine and related infrastructure.

On September 1, 2005, the Company, through its 100 percent owned subsidiary, Industrias Infinito S.A.,  received a Resolution from SETENA approving the Company’s EIS dealing with the Crucitas gold project.  The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License.

Financings Subsequent to March 31, 2004

(a)  On December 23, 2004, 4,805,500 units of the Company were issued at the price of $0.32 per unit for proceeds of $1,537,760.  Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.40 per share for a period of 24 months.  The purchaser of this portion of the Company’s private placement was Exploram Enterprises Ltd., a subsidiary of Coril Holdings Ltd., the control  person of the Company (see “Item 7 -- Major Shareholders and Related Party Transactions”).

(b)  On January 4, 2005, 1,444,500 units of the Company were issued at the price of  $0.32 per unit for proceeds of $462,240.  Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder  to purchase one additional  common share of the  Company at a price of $0.40 per share for a period of 24 months.

(c)

On May 20, 2005, 2,900,000 warrants of the Company were exercised by Exploram Enterprises Ltd., at a price of $0.40 per warrant for proceeds of $1,160,000.

(d)

On June 3, 2005, 1,100,000 warrants of the Company were exercised by three warrant holders, at a price of $0.40 per warrant for proceeds of $440,000.

.

(e)

On September 12, 2005, 100,000 warrants of the Company were exercised by a warrant holder, at a price of $0.40 per warrant for proceeds of $40,000.

(f)  Regulatory approval was obtained to extend the expiry date of 1,700,000 share purchase warrants (the “First Warrants”) issued on August 26, 2002 and to extend the expiry date of 2,000,000 share purchase warrants (the “Second Warrants”) issued on August 28, 2002.  All Warrants currently entitle the holders to acquire one additional common share of the Company, the First Warrants at a price of $1.06 per share up until August 26, 2005, as extended on August 13, 2004, and the Second Warrants at a price of $0.89 per share up until August 28, 2005, as extended on August 13, 2004.

The Company extended the expiry date of the outstanding First Warrants to August 26, 2006 and the Second Warrants to August 28, 2006.  No other terms of the First Warrants or Second Warrants were amended.

Please see also  “Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources -- Subsequent Events”.  Other than the foregoing, no significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9	THE OFFER AND THE LISTING

A.

Offer and Listing Details

The common shares of the Company are quoted for trading on the TSX Venture Exchange (the “TSX-V”) under the symbol “VVV” and on the Berlin Stock Exchange under the symbol “VVT”.  From January 1, 1999 to November 12, 2004, the Company’s common shares were quoted on the Over-the-Counter Bulletin Board Electronic Quotation System (the “OTC-BB”) under the symbol “VNVNF.”  Since November 2004, the Company’s common shares have not been quoted on the OTC-BB because the Company had not filed its Annual Report on Form 20-F for its fiscal year ended March 31, 2004 (the “2004 Form 20-F”).  Pursuant to comments received from the Commission on the Company’s Annual Report on Form 20-F for its 2003 fiscal year, concerning, among other matters, auditor independence issues, the Company, which had replaced its auditors in September 2003, retained its current auditors in October 2004 to undertake re-audits of the Company’s financial statements for its fiscal years 2002 through 2004 inclusive.  These re-audits have been completed and the audited statements are filed herewith in the 2004 Form 20-F.  The Company will shortly file with the Commission its Annual Report on Form 20-F for its 2005 fiscal year.  Upon completion of these filings, the Company anticipates that it will cause application to be made for its common shares to resume quotation on the OTC-BB.

The following table sets forth the annual high and low market prices for the five fiscal years ended March 31, 2005:

YEARS ENDED MARCH 31	TSX-V HIGH CDN $	TSX-V LOW CDN $	US Market (1) HIGH USD $	US Market (1) LOW USD $
2005	$0.66	$0.32	$0.41	$0.20
2004	$0.85	$0.26	$0.71	$0.18
2003	$3.10	$0.30	$2.03	$0.13
2002	$2.10	$0.50	$1.35	$0.34
2001	$1.50	$0.64	$1.04	$0.46

The following table sets forth the high and low market prices for the common shares for each full quarterly period within the within the two most recent fiscal years:

PERIOD	TSX-V HIGH CDN $	TSX-V LOW CDN $	US Market (1) USD $	US Market (1) USD $
2005
Fourth Quarter	$0.66	$0.37	$0.41	$0.34
Third Quarter	$0.50	$0.32	$0.36	$0.20
Second Quarter	$0.58	$0.43	$0.36	$0.35
First Quarter	$0.54	$0.40	$0.36	$0.30
2004
Fourth Quarter	$0.78	$0.53	$0.60	$0.39
Third Quarter	$0.85	$0.38	$0.71	$0.245
Second Quarter	$0.44	$0.34	$0.33	$0.22
First Quarter	$0.40	$0.26	$0.29	$0.18

The following table sets forth the high and low market prices for the most recent six months:

MONTH	TSX-V HIGH CDN $	TSX-V LOW CDN $	US Market (1) USD $	US Market (1) USD $
September 2005	$0.72	$0.495	$0.52	$0.46
August 2005	$0.68	$0.52	$0.54	$0.46
July 2005	$0.65	$0.45	$0.45	$0.31
June 2005	$0.50	$0.38	$0.33	$0.20
May 2005	$0.48	$0.40	$0.37	$0.30
April 2005	$0.52	$0.45	$0.42	$0.33

(1)   Up until November 14, 2004, the Company’s shares were quoted on the OTC-BB under the ticker VNVNF.BB and subsequent thereto, under the ticker VNVNF.PK on the Pink Sheets.  (Please see “ -- A.  Offer and Listing Details” for further discussion.)

The closing price of the Company’s shares on September 30, 2005 was $0.49 on the TSX-V and US $0.50 in the United States market.

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares are listed for trading on the TSX-V under the symbol “VVV” and the Berlin Stock Exchange under the symbol “VVT”.  From January 1, 1999 to November 12, 2004, the Company’s common shares were quoted on the OTC-BB under the symbol “VNVNF.”  (Please see  “A.  Offer and Listing Details” for further discussion.)

D.

Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10	ADDITIONAL INFORMATION

A.

Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

The Company’s constating documents are its “Notice of Articles” and Articles.  For clarity, the “Notice of Articles” is referred to herein as the “Memorandum.”

1.  The Company’s objects and purposes as set forth in its Memorandum and Articles:

The Company’s Memorandum and Articles are silent as to the Company’s objects and purposes.

2.  Matters relating to Directors of the Company:

(a)  Directors’ power to vote on a proposal, arrangement or contract in which the director is materially interested:

Part 17 of the Company’s Articles deals with the directors’ involvement in transactions in which they have an interest.  Article 17.2 provides that a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

(b)  Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Part 13.5 of the Company’s Articles provides that “The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.  If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.  That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.”  Part 13.7 states “If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.”  In addition, Part 13.8 of the Company’s Articles provides that “Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.”

(c)  Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Part 8 of the Company’s Articles deals with borrowing powers.  The Company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

(d)  The Company’s Memorandum and Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement.

(e)  Number of shares, if any, required for qualification:

Part 13.4 of the Company’s Articles states that “A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCA to become, act or continue to act as a director.”

3.  Rights, preferences and restrictions attaching to each class of shares:

(a)  Dividend rights, including time limit after which dividend entitlement lapses

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends.  The Memorandum and Articles are silent as to lapse of dividend entitlement.

(b)  Voting rights; staggered re-election intervals; cumulative voting

The holders of common shares are entitled to one vote for each share on all matters to be voted on by the shareholders.  Shareholders of the Company do not have cumulative voting.

(c)  Rights to share in surplus in event of liquidation

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities.

(d)  Other

The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights.  There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

There are no provisions discriminating against any existing or prospective holder of common shares of the Company as a result of such shareholder owning a substantial number of common shares.

4.  Actions necessary to change the rights of holders of the Company’s stock:

The rights of holders of issued shares of the Company may be altered only with the approval of the holders of 2/3 or more of the shares of the Company voted at a meeting of the shareholders of the Company called and held in accordance with applicable law.

5.  Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Part 10.1 of the Company’s Articles states that “Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.”

The directors may convene an extraordinary general meeting of the shareholders.  All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

6.  Limitations on rights to own securities of the Company

Except as provided in the Investment Canada Act (the “IC Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

The IC Act governs acquisitions of Canadian business by a non-Canadian person or entity.  The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of “control” in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement (“NAFTA”) and/or the World Trade Organization (“WTO”) (“NAFTA or WTO National”), any direct acquisition having an asset value exceeding $250,000,000 (for 2005) is reviewable.  This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

7.  Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no provisions in the Company’s Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

8.  Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities must, within 10 days of becoming an “insider”, file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer.  The British Columbia Securities Act also provides for the filing of a report by an “insider” of a reporting issuer who acquires or transfers securities of the issuer.  This insider report must be filed within 10 days after the end of the month in which the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above.  Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act.  In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act.  This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

9.  Significant differences between law applicable to the Company and law of the United States.  See 8, above.

C.

Material Contracts

Following is a summary of each material contract, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years:

(a)

Stock Option Plan approved by the Board of Directors on August 12, 2003 and by the shareholders (annual shareholder approval required; most recently approved by shareholders as of  September 15, 2005).  See “Item 6.  Directors, Senior Management and Employees -- E.  Share Ownership -- Stock Option Plan.”

(b)

Management Consulting  Agreement between S.A. Managing Group. A.V.V. and the Company, dated April 1, 1999, concerning provision of management, administrative and accounting  services plus accommodation and automobile expenditures.  At March 31, 2004, the agreement with Mr. Peschke expired and was  not renewed as Mr. Peschke became an employee of the Company on April 1, 2004.

(c)

The Company is a party to a management agreement with a company controlled by a director, Erich Rauguth, for the provision of management, administrative services and certain fixed expenses in Canada, Central and South America. totaling $6,200 U.S. per month.  This contract is to remain in force from year to year until such time as notice of termination is given by either party.

(d)

Lease Agreement between the Company and 915035 Alberta Ltd. effective March 1, 2004 for office premises for a term of three years expiring February 28, 2007. The monthly rent under the lease is $4,111 including $420 per month for parking space.

D.

Exchange Controls

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.  Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States.  See “ -- E.  Taxation”, below.

E.

Taxation

Canadian Federal Income Tax Consequences

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company’s Common Shares who, for purposes of the Income Tax Act (Canada) and Income Tax Regulations (the “Canadian Act”), deal at arm’s length with the Company, hold Common Shares as capital property, and are not deemed to be residents of Canada at any time when holding Common Shares, do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada, are not tax exempt under the Canadian Act, are not financial institutions as defined in the Canadian Act that are subject to the “mark to market” rules in the Canadian Act and, are not insurers who carry on an insurance business in Canada and elsewhere.. Such a purchaser is referred to in this discussion as a “shareholder”.

This summary is based on the current provisions of the Canadian Act and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended.  This summary takes into account specific proposals to amend the Canadian Act publicly announced by the Minister of Finance prior to the date hereof and the Company’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency.  This summary does not take into account Canadian provincial income tax law or the income tax laws of any country other than Canada.

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Shares unless the Common Shares are “taxable Canadian property” to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty.  The Common Shares will not be taxable Canadian property to a shareholder provided that such Common Shares are listed on a prescribed Canadian or foreign stock exchange within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm’s length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition.  In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common Shares provided that the value of the shares of the Company is not derived (directly or indirectly) principally from a real property interest (including resource property) situated in Canada.

Under the Canadian Act, a disposition of shares that constitute taxable Canadian property will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such shares to the shareholder.  Generally, unless exempt under an applicable bilateral tax treaty, one half of any such capital gain (a “taxable capital gain”) realized by the shareholder on a disposition or deemed disposition of such shares is included in computing his Canadian income tax for that year as a taxable capital gain.  One half of any capital loss (an “allowable taxable loss”) realized by a shareholder on a disposition or deemed disposition of such a share in a taxable year may generally be deducted from his Canadian taxable capital gains for that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year may generally be carried back and deducted in any of the three proceeding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Canadian Act.

Under the Canadian Act, the disposition of a share by a shareholder may occur or be deemed to occur in a number of circumstances including on a sale or gift of such share upon the shareholder becoming or ceasing to be resident in Canada or upon the death of the shareholder.

The initial adjusted cost base of a share to a shareholder will be the cost to him of that share.  Under the Canadian Act, certain additions to or reductions of the cost of a share may be required from time to time.  The adjusted cost base of each share of a corporation owned by a shareholder at any particular time will be the average adjusted cost base to him of all shares of the same class of that corporation owned by him at that time.

Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to or for the benefit of a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to reduction in accordance with the provisions of any applicable bilateral income tax treaty.  Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty.  The rate of withholding is further reduced to 5% if the beneficial owner of the shares is a corporation that is a resident of the United States for purposes of the Treaty and owns at least 10% of the voting shares of the Company.

United States Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences, under current law, which may be applicable to a U.S. Holder (as defined below) of common shares of the Company.  This discussion does not address all potentially relevant U.S. federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “ Canadian Federal Income Tax Consequences” above.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for U.S. federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for U.S. federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of U.S. federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation, persons subject to the alternative minimum tax, and persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions on common shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange date on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns common shares representing at least 10% or 20%, respectively, of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sale of the Company’s common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 30% U.S. backup withholding tax for payments made in 2002 and 2003 (29% in 2004 and 2005), unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (5% for certain U.S. Holders). In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for U.S. federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, and (2) the U.S. Holder must meet the required holding period.  In order to meet the required holding period, the U.S. Holder must hold the Company common shares for at least 60 days during the 120-day period beginning 60 days before the ex-dividend date.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations, which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Company were to become a controlled foreign corporation.  For the effect on the Company of becoming a controlled corporation, see “Controlled Foreign Corporation Status” below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Eligibility of U.S. Holders who are Individuals for the Reduced Federal 15% rate on Dividends

As a result of the Jobs and Growth Tax Relief Reconciliation Act of 2003, U.S. Holders who are individuals will pay the top federal 15% tax rate on eligible common stock dividends received from January 1, 2003, through December 31, 2008.  Eligible dividends are the dividends received during the tax year from (i) a domestic corporation, or (ii) a qualified foreign corporation (incorporated in a U.S. possession; traded on a U.S. exchange; or eligible for benefits under a comprehensive income tax treaty).  There is the possibility that the Company’s common shares are passive foreign investment company shares.  As such, any dividends on the Company’s common shares may not be eligible for the reduced maximum tax rates.  Dividends paid by foreign corporations that are (i) a foreign investment company (FIC), (ii) a passive foreign investment company (PFIC), or (iii) a foreign personal holding company (FPHC) (as defined below) do not qualify for the reduced 15% federal tax rate.  Also, beginning in 2009 the reduced 15% federal tax rate on dividends for individuals expires and those dividends will be taxed again at a marginal tax rate (35%).

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences resulting from the holding and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares of the Company would be required to include in income for such year their allocable portion of the Company’s passive income which would have been treated as a dividend had that passive income actually been distributed.  For corporate tax years beginning after December 31, 2004, the foreign personal holding company rules have been eliminated.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.  For corporate tax years beginning after December 31, 2004, the foreign investment company rules have been eliminated.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, Section 1297(f) of the Code provides that publicly traded corporations must apply this test on a fair market value basis only.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company’s qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the Company’s earnings and profits. (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”).  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions”, as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S.  Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a “Non-Pedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations there under, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.  For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see “Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997” and “Elimination of Overlap Between Subpart F Rules and PFIC Provisions” below.

Mark-to-Market Election for PFIC Stock Under Section 1296 of the Code

Section 1296 of the Code provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income.  The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year.  However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.”

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

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election.  If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner.  Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

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

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election.  Amounts includable in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect.  If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election.  However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of the Company and the Company’s earnings invested in “U.S. property” (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Company may never be a CFC, a more detailed review of these rules is beyond the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under Section 1297(e) of the Code, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above).  The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if the Company were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election.  The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Company as if those shares had been sold.

The PFIC provisions of the Code are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how they may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statement by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Copies of the Company’s exhibits and documents are available for inspection at the Company’s head office located at Suite 220, 1010 - 1st Street SW, Calgary, Alberta, Canada T2R 1K4.

I.

Subsidiary Information

The information referred to in this section is not required for reports filed in the United States.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a “Small Business Issuer” as such term is defined in Rule 12b-2 under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Neither the Company nor any other person has (i) modified materially any instrument defining the rights of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities.  There has been no change in the trustees or paying agents for any of the Company’s securities during the previous fiscal year.

ITEM 15	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  As of March 31, 2004, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).

Although the Company has timely complied with filings required under Canadian regulatory requirements, this is the initial filing with the Commission of the Company’s Annual Report on Form 20-F for Fiscal 2004 and will be followed within a short period by the Company’s Annual Report on Form 20-F for Fiscal 2005.  As discussed in the introductory portion of this document under “Explanatory Note,” this 2004 Form 20-F reflects modifications to the Company’s 2003 Annual Report on Form 20-F that the Company has made in light of comments received from the Staff of the Commission in connection with its review of that report concerning, among other matters, auditor independence issues.  The Company, which replaced its former auditors during its 2004 fiscal year, retained its current auditors in October 2004 to undertake re-audits of the Company’s financial statements for its fiscal years 2002 through 2003 inclusive.  These re-audits have been completed and the audited statements are filed herewith in the 2004 Form 20-F.

Accordingly, as this filing is first being made in December 2005 and will be followed shortly by the filing of the 2005 Form 20-F, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not wholly effective as of March 31, 2004 as to timely filing of its Annual Report on Form 20-F with the Commission.  However, in connection with the preparation of this document and the 2005 Form 20-F, the Company has instituted controls and procedures to enable it to file future Annual Reports with the Commission on a timely basis.

Other than the foregoing, based on their evaluation as of March 31, 2004, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting.  During the fiscal year ended March 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors.  The members of the Audit Committee are Manfred Peschke, George Chapel and John Thomas.  The Board has designated Mr. Peschke as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  As at September 30, 2005, Mr. Chapel was “independent” as that term is defined under the rules of the American Stock Exchange.

ITEM 16B	CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer.  The Code is posted on the Company’s website, www.vannessaventures.com.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed to the Company by the Company’s principal accountants, Ernst & Young, LLP, Chartered Accountants (“E&Y”) and Dale Matheson Carr-Hilton Labonte Chartered Accountants (“DMCHL”) with respect to services performed for each of the fiscal years ended March 31, 2004 (“Fiscal 2004”) and 2003 (“Fiscal 2003”), respectively, for audit fees, audit-related fees, tax fees and all other fees are set forth below, in thousands of dollars:

	E&Y	DMCHL
Fiscal 2004
Audit Fees (1)	$ 87	-
Audit-Related Fees (2)	17	-
Tax Fees	-	-
All Other Fees	-	-
Totals	$104	-
Fiscal 2003
Audit Fees (1)	-	$ 35
Audit-Related Fees (2)	-	51
Tax Fees	-	-
All Other Fees	-	-
Totals	-	$ 86

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements.

(2) “Audit-Related Fees” represent fees for assurance and related services with respect to regulatory filings.

The Company incurred additional audit and audit-related fees in Fiscal 2004 and Fiscal 2003 by independent accountants who assisted the Company’s principal accountants.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2004 were pre-approved by the Audit Committee.  The Audit Committee reviews whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As the Company’s common shares are not listed on a national securities exchange or listed in an automated inter-dealer quotation system of a national securities association as provided under Rule 10A-3 under the Exchange Act, the requirements of that Rule are not applicable to the Company and, as such, there is no requirement to provide any information under this Item.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company made no purchases of its equity securities during the fiscal year ended March 31, 2004.

PART III

ITEM 17	FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

VANNESSA VENTURES LTD.

Consolidated Financial Statements

Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

Report of Independent Auditor

To the Directors of

Vannessa Ventures Ltd.

We have audited the consolidated balance sheets of Vannessa Ventures Ltd. as at March 31, 2004, 2003 and 2002, and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Vannessa Ventures Ltd. as at March 31, 2004, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

As explained in note 16 to these consolidated financial statements, certain figures contained in Note 16 as at and for the years ended March 31, 2003 and 2002 have been restated.

Vancouver, Canada

/s/ Ernst & Young LLP

Chartered Accountants

August 10, 2004, except as to notes 10 and 16

which are as of July 22, 2005

Comments by Auditors for U.S. Readers
on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to these consolidated financial statements. Our report to the Directors dated August 10, 2004, except as to notes 10 and 16 which are as of July 22, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent auditor when these are adequately disclosed in the financial statements.

Vancouver, Canada

/s/ Ernst & Young LLP

Chartered Accountants

August 10, 2004, except as to Notes 10 and 16

which are as of July 22, 2005

VANNESSA VENTURES LTD. Consolidated Balance Sheets March 31, 2004, 2003 and 2002 (In Canadian Dollars)
	2004	2003	2002
	$	$	$
A S S E T S
Current
Cash and cash equivalents (Note 2 (m))	$ 4,577,054	$ 571,637	$ 1,327,545
Restricted cash	-	-	95,000
Accounts receivable	70,808	47,309	104,604
Prepaid expenses	43,908	58,126	191,336
	4,691,770	677,072	1,718,485

Capital Assets (Note 3)	580,536	607,013	902,299
Mineral Interests (Note 4)	5,821,061	6,693,211	8,927,531
	$ 11,093,367	$ 7,977,296	$11,548,315
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$ 992,926	$ 1,127,181	$ 1,147,421
Bank loan (Note 5)	-	-	326,667
	992,926	1,127,181	1,474,088

S H A R E H O L D E R S’ E Q U I T Y
Share Capital (Note 6)	41,053,245	32,749,745	27,504,745
Contributed Surplus (Note 8)	1,394,060	866,192	-
Deficit	(32,346,864)	(26,765,822)	(17,430,518)
	10,100,441	6,850,115	10,074,227
	$ 11,093,367	$ 7,977,296	$11,548,315

Nature of Operations (Note 1)

Commitments (Note 13)

Contingency (Note 15)

Subsequent Events (Note 10)

On behalf of the Board:

“John Morgan”                                            Director

“George Chapel”                                        Director

VANNESSA VENTURES LTD. Consolidated Statements of Operations and Deficit Years Ended March 31, 2004, 2003 and 2002 (In Canadian Dollars)
	2004	2003	2002
	$	$	$
Expenses
Amortization	$ 24,570	$ 63,189	$ 40,389
Automotive	9,776	8,014	5,681
Bank charges and interest	9,568	12,856	22,483
Consulting	415,935	254,931	111,633
Insurance	23,318	41,290	34,632
Investor relations	61,336	606,220	863,099
Management fees	113,640	113,220	109,440
Office and miscellaneous	44,447	46,520	64,952
Office wages and services	225,522	126,355	101,936
Professional fees	212,495	154,721	83,045
Rent	100,208	106,238	83,001
Telephone	40,404	49,913	46,612
Transfer agent and listing fees	38,483	49,977	48,348
Travel and accommodation	92,653	188,326	185,027
	(1,412,355)	(1,821,770)	(1,800,278)
Other Items
Impairment of mineral interests (Note 4)	(4,160,561)	(6,824,981)	(4,774,022)
Stock-based compensation	(454,671)	(700,004)	-
Gain (loss) on disposal of capital assets	392,515	(77,214)	-
Interest income	54,030	88,665	141,588
	(4,168,687)	(7,513,534)	(4,632,434)
Net loss	(5,581,042)	(9,335,304)	(6,432,712)
Deficit, beginning of year	(26,765,822)	(17,430,518)	(10,997,806)
Deficit, end of year	$ (32,346,864)	$ (26,765,822)	$ (17,430,518)
Net loss per share – basic and diluted	$ (0.09)	$ (0.18)	$ (0.14)
Weighted average number of common shares outstanding – basic and diluted	60,431,353	51,249,109	46,498,958

VANNESSA VENTURES LTD. Consolidated Statements of Cash Flows Years Ended March 31, 2004, 2003 and 2002 (In Canadian Dollars)
	2004	2003	2002
	$	$	$
Operating activities
Net loss	$ (5,581,042)	$ (9,335,304)	$ (6,432,712)
Items not involving cash:
Amortization	24,570	63,189	40,389
(Gain) loss on disposal of capital assets	(392,515)	77,214	-
Stock based compensation	454,671	700,004	-
Impairment of mineral interests	4,160,561	6,824,981	4,774,022
	(1,333,755)	(1,669,916)	(1,618,301)
Changes in non-cash working capital items
Amounts receivable	(23,499)	57,294	(97,135)
Prepaid expenses	14,218	133,209	(112,738)
Accounts payable	(134,255)	(20,237)	638,575
Cash used in operating activities	(1,477,291)	(1,499,650)	(1,189,599)

Investing activities
Purchase of capital assets	(77,988)	(11,758)	(57,995)
Proceeds on disposal of capital assets	392,515	48,000	-
Mineral interests (Note 9)	(3,115,319)	(4,265,833)	(6,339,781)
Cash used in investing activities	(2,800,792)	(4,229,591)	(6,397,776)
Financing activities
Shares issued for cash (Note 9)	8,283,500	5,205,000	1,413,950
Restricted cash	-	95,000	(95,000)
Bank loan	-	(326,667)	326,667
Cash provided by financing activities	8,283,500	4,973,333	1,645,617
Increase (decrease) in cash	4,005,417	(755,908)	(5,941,758)
Cash and cash equivalents, beginning of year	571,637	1,327,545	7,269,303
Cash and cash equivalents, end of year	$ 4,577,054	$ 571,637	$ 1,327,545

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, Enterprises in the Development Stage and is engaged in the acquisition and exploration of mineral interests.

Funding for operations is raised primarily through public and private share offerings.  Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)

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

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above (Note 3).

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Amortization (continued)

Capital assets not in use and not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet (Note 3).

The carrying value of all categories of capital assets are reviewed for impairment at least annually or whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  An impairment charge would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  An impairment charge would represent the excess of the carrying amount over the fair value of an asset. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

(c)

Foreign Exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

(d)

Mineral Interests and Exploration Costs

The Company is in the process of exploring mineral interests in several countries through wholly-owned and controlled subsidiaries.  None of the Company's mineral interests have reached commercial production.  Title to mineral interests include options, leases, concessions, participating interests and direct title as detailed in Note 4.

Costs incurred for acquisition, including option payments under acquisition agreements, and subsequent exploration costs, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined an impairment in value.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests and Exploration Costs (continued)

All mineral interests which are being maintained, with the exceptions of the Maple Creek, Potaro and Marudi concessions in Guyana (Note 4), are currently under extended legal, political, environmental or permitting restrictions.  Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

For mineral interests not affected by restrictions referred to above, where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether the carrying amounts are impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

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

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests and Exploration Costs (continued)

Cost recoveries during exploration (continued)

Joint venture participation and accounting (continued)

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive agreements for ownership and mining participation terms.  Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Partial dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs.  No gain or loss is realized until all carrying costs of the specific interest have been recovered.

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

Carrying values of mineral interests as reported in the balance sheet may not necessarily reflect actual present or future value.  Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Administrative Costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

(f)

Loss per share

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants and stock options have been excluded as they are anti-dilutive.

(g)

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

(h)

Risk Management

Currency Risk

The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  However, the Company does not maintain significant cash or other monetary assets or liabilities in currencies of the foreign countries in which it operates.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Risk Management (continued)

Liquidity

The majority of the Company’s non-monetary assets are related to mineral interests and dedicated capital assets held in developing countries (Note 11).  The Company is accordingly at liquidity risk for developing legal and political regimes in these countries.  Liquidity of these assets may be further impacted by world commodity prices, capital markets, and availability of skilled labor.

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions.

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

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

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

Net future tax assets are subject to valuation allowances when it is more likely than not they will not be realized in the future.

(j)

Stock-based compensation and other stock-based transactions

The Company grants stock options to executive officers, directors, employees and consultants.  The Company records all awards made using a fair value method.  All awards to non-employees are expensed or allocated to specific assets accounts as applicable in the period of grant, vesting or pricing revision.

The Company is allocating the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to exploration costs for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

(k)

Allowance for doubtful accounts

The Company established an allowance for doubtful accounts of $83,888 (2003 – $83,888; 2002 - $Nil) related to receivables of a Venezuelan subsidiary (Minca, see Note 4). The allowance was established on a specific account basis and is still in place.

(l)

Financial instruments

Financial instruments include cash and short term investments, accounts receivable, and accounts payable.  Carrying value of all instruments approximates fair value due to their short term nature.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.  Cash equivalents are recorded at the lower of cost plus accrued interest.

	2004	2003	2002
Cash	$ 277,054	$ 471,881	$ 427,545
Cash equivalents	4,300,000	99,756	900,000
	$ 4,577,054	$ 571,637	$ 1,327,545

3.

CAPITAL ASSETS

	2004			2003	2002
	Cost	Accumulated Amortization	Net	Net	Net
Assets in use:
Computer equipment	$ 78,042	$ 39,568	$ 38,474	$ 19,263	$ 17,394
Computer software	32,141	32,141	-	-	10,793
Office furniture and equipment	217,542	134,447	83,095	75,308	96,467
Exploration and processing equipment	854,116	653,013	201,103	235,312	293,815
Vehicles	301,770	226,248	75,522	94,788	136,274
	1,483,611	1,085,417	398,194	424,671	554,743
Assets not in use:
Aircraft	-	-	-	-	118,497
Automotive equipment	-	-	-	-	29,696
Exploration and processing equipment	182,342	-	182,342	182,342	199,363
	$ 1,665,953	$ 1,085,417	$ 580,536	$ 607,013	$ 902,299

Assets not in use are not amortized. Assets not in use are being held for future use or resale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, that the net recoverable value of capital assets not in use exceeds their carrying cost.

4.

MINERAL INTERESTS

A summary of the carrying values of the Company’s mineral interests by areas of interest is as follows:

	2004	2003	2002
BRAZIL
Parima
Acquisition costs	$ 1	$ 1	$ 40,657
Exploration costs	56,974	46,483	-
Impairment charges	(56,974)	(46,483)	-
Total – Brazil	1	1	40,657

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

	2004	2003	2002
COSTA RICA
Crucitas Gold Project
Acquisition costs	2,399,572	2,099,872	1,780,153
Exploration costs	3,461,672	2,758,823	1,831,803
Impairment charges	(1,629,869)	(927,020)	-
Total – Costa Rica	4,231,375	3,931,675	3,611,956
GUYANA
Maple Creek Concessions
Exploration costs (net of recoveries)	3,287,522	2,256,301	1,045,448
Impairment charges	(2,242,074)	(1,210,853)	-
Dedicated capital assets (Note 4 (c) (i))	2,350,187	2,783,244	2,864,291
Diamond inventory from bulk sampling	9,120	9,120	-
	3,404,755	3,837,812	3,909,739
Less: contributed by joint venture participant	(2,999,304)	(2,999,304)	(2,999,304)
	405,451	838,508	910,435
Potaro Concessions
Acquisition costs	54,378	54,378	54,378
Exploration costs (net of recoveries)	3,237,443	2,872,565	2,641,393
Diamond inventories from bulk sampling	41,170	41,170	41,170
Impairment charges	(3,232,991)	(2,031,172)	-
	100,000	936,941	2,736,941
Marudi Mountain Gold Project
Acquisition costs	144,000	124,000	84,000
Exploration costs	839,317	625,650	442,626
Refund to (contributed by) joint venturer	-	(114,480)	-
	983,317	635,170	526,626
South Guyana – Paint Mountain
Acquisition costs	218,557	218,557	218,557
Exploration costs	448,246	445,282	372,204
Impairment charges	(576,042)	(573,078)	-
	90,761	90,761	590,761
Total – Guyana	1,579,529	2,501,380	4,764,763
VENEZUELA
La Fe / Yuruan / Kilometre 88
Acquisition costs	902,251	902,251	902,251
Exploration costs	2,211,512	1,905,727	1,514,538
Impairment charges	(3,113,762)	(2,557,978)	(1,916,789)
	1	250,000	500,000
Las Cristinas
Acquisition costs	122,635	122,635	122,635
Carrying costs	3,917,475	3,262,042	2,010,450
Impairment charges	(4,029,955)	(3,374,522)	(2,122,930)
	10,155	10,155	10,155
Total - Venezuela	10,156	260,155	510,155
TOTAL – MINERAL INTERESTS	$ 5,821,061	6,693,211	8,927,531

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(a)

Brazil

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

Due to continuing uncertainties over the process of changing laws to accommodate future mining in the region, management is recording impairment charges sufficient to reduce the carrying value of its interest to a nominal amount.

As at March 31, 2004, the region remains closed to mining.  The Company intends to pursue the interests in the region and monitor the legal process.

(b)

Costa Rica

(i)

Crucitas Gold Project

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

Consideration for the acquisition was as follows:

A cash payment of $25,000	$ 25,000
Issuance of 250,000 common shares of the Company at a price of $1.15 per share	287,500
Payment of certain trade payables of the vendor not exceeding $500,000 U.S.	619,976
Assumption of the vendor’s requirement to pay staged acquisition payments totaling $1,000,000 U.S. payable in five annual installments of $200,000 U.S. with interest on the outstanding amount calculated at 6% semi-annually. A December 31, 2004 payment finalizes all initial acquisition obligations.	1,218,000

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(b)

Costa Rica (Continued)

(i)

Crucitas Gold Project (continued)

Interest paid to date	133,470
Payment of a finder's fee of 80,000 common shares of the Company at a price of $1.15 per share	92,000
Legal and other fees relating to the acquisition	23,626
Payment of a net smelter royalty of 1% on all production from start-up to a maximum of $20-million U.S. and $3-million U.S. to the vendors	-
$ 2,399,572

The Company has explored the property to a stage where full production is intended and is awaiting receipt of an environmental permit.  On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The decree was enacted and states that any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the legislation prohibiting open pit mining.

At March 31, 2005, the Technical Review Committee of the Ministry of Environment had not approved the Environmental Assessment Study for the project.  The Ministry of Environment which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration.  During the year the Ministry of Environment overruled and reinstated the application process.

The receipt of the Environmental Permit is not assured (Note 10 (d); Subsequent Events). Should the permit not be received the reported carrying value may not reflect actual value.

The Company has notified the Canadian Government and Costa Rican Government it will maintain the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.

After reviewing the Company’s interest in the project, management is continuing to record an impairment charge for current expenditures incurred during the year.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(b)

Costa Rica (Continued)

(ii)

Cutris, Alajuela

In February 2002, an agreement was signed by the Company’s wholly owned subsidiary, Industrias Infinito, S.A. for an option to acquire three properties for a total price of $550,000 US. The agreement required Infinito to pay a non-refundable deposit of $43,731 ($27,500 US). These properties are located in Cutris, in the province of Alajuela totalling approximately 412 hectares in size.

In fiscal 2003, after a review of the Company’s interest in Cutris, management decided not to proceed with its option to acquire the three properties and has written off the expenditure.

(c)

Guyana

(i)

Potaro District

Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

	2004			2003	2002
	Cost	Amortization	Net	Net	Net
Exploration, machinery and equipment	$ 1,827,840	$ 434,306	$ 1,393,534	$ 1,650,533	$ 1,749,293
Processing plant	1,061,194	159,179	902,015	1,061,194	1,026,319
Vehicles	121,546	66,908	54,638	71,517	88,679
	$ 3,010,580	$ 660,393	$ 2,350,187	$ 2,783,244	$ 2,864,291

The Company entered into an agreement in February, 2000 (amended March, 2000) with Nazinine Jamshidi to develop and mine two of the Company’s properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. (“Vanarde”).  The Company agreed to assign 100% of the mining rights of the two properties to Vanarde in return for 60% of the outstanding shares of Vanarde.

Pursuant to this agreement, non-refundable advances totaling $2,999,304 have been received from the participant, net of finders’ fees.  This advance was designated to acquire specific capital assets and to undertake exploration programs.  Accordingly, for accounting purposes, capital assets acquired for the exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

(i)

Potaro District

Maple Creek Concessions

No gain has been recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions.  In the prior year, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan.  Based on results from this program, management determined some areas tested were not economic.  Accordingly, the Company is recording an impairment charge relating to current expenditures equal to costs incurred during the year.  At March 31, 2004, management evaluated the current program and determined the remaining carrying value of the concessions had not been impaired.

Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.

Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

40 permits and concessions for $29,000 U.S.	$ 42,828
Finder’s fee of 15,000 common shares at a price of $0.77 per share	11,550
$ 54,378

During the year ended March 31, 2004, after a review of plans and operations in this area, management recorded an impairment charge to reduce the carrying value to estimated recoverable value.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(c) Guyana (Continued)

 (ii)

Marudi Mountain

In December 1998, the Company signed a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter agreement has been replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

350,000 common shares issued at a price of $0.40 per share	$ 140,000
A finder’s fee of 10,000 shares at a price of $0.40 per share	4,000
$ 144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production.

In March 2002, the Company entered into a joint venture agreement to develop and mine the Marudi Mountain saprolite mineral interest through a proposed new company to be registered.

The agreement was cancelled during the year ended March 31, 2004 by mutual consent and the initial payment previously received in the amount of $114,480 was refunded.

(iii)

South Guyana – Paint Mountain

In July 2003, the Company, through a wholly owned subsidiary, Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain.

Management has recorded impairment charges to reduce the carrying value to estimated recoverable value.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela

(i)

La Fe / Yuruan / Kilometre 88

The Company has grouped these three concessions into a single economic interest.

Consideration for the acquisition of these concessions was as follows:

Shares issued	$ 247,500
Cash paid and other costs	654,751
$ 902,251

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within these three regions which are contiguous to the Company’s Las Cristinas interests. At March 31, 2004, management decided to divest itself of these concessions and has recorded impairment charges to reduce the carrying value of the investment in these concessions to a nominal amount. (Subsequent events – Note 10)

(ii)

Las Cristinas

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (“Vannessa Barbados”), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc.  VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela.  CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa Barbados has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas (continued)

Acquisition (continued)

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default or lack of financial capacity.  Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly plus, 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Since 1992, Placer Dome Inc., through its subsidiaries had funded Minca to conduct extensive exploration and development programs at a cost of approximately $170 million U.S. to identify gold reserves of 11.5 million ounces, develop mining feasibility studies and development programs for the concessions.

Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas which are detailed in Note 4(d) (iii).

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

 (d)

Venezuela (Continued)

(ii)

Las Cristinas (continued)

Title dispute and legal proceedings

Since August 2001, the Venezuelan government and CVG board members have refused to recognize Vannessa’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government and CVG cancelled the mining rights held by Minca and took possession of the properties.  A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

International Arbitration

The Company’s request for the commencement of the process of International Arbitration was accepted by the International Center for the Settlement of Investment Disputes (ICSID) on October 28, 2004.  The claim alleges that the Bolivarian Republic of Venezuela has violated the obligations it owes to the Company under the Bilateral Trade Agreement in place between Venezuela and Canada.  In order to comply with the Arbitration Rules, the Company has discontinued all proceedings in relation to the measures alleged to be in breach of the Bilateral Investment Treaty before the courts or tribunals in Venezuela.

Vannessa and its Venezuelan subsidiaries are claiming:

-

CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.

-

Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

-

It has, or should have continuing rights to all concessions or be compensated for all expenditures incurred to date plus interest as well as lost profits.

Substantial uncertainty exists as to the ultimate resolution of Minca’s rights and title issues.  There is also uncertainty as to the scope of future legal and administrative costs required to continue legal proceedings.

The current political and economic climate in Venezuela may further impact resolution of these issues.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(iii)

Carrying costs

Carrying costs relating to Minca’s mineral interests comprised the following:

	2004	2003	2002

Acquisition cost	$ -	$ -	$ 112,480
Administrative salaries	179,385	521,403	429,616
Camp expenditures	-	-	284,722
Community relations	68,871	93,791	197,249
General administration	82,382	193,087	226,531
Legal costs	250,482	359,397	241,605
Mining wages	-	-	503,275
Rent, utilities and taxes	27,557	73,495	54,569
Travel	46,756	69,626	72,883
	$ 655,433	$ 1,310,799	$ 2,122,930

Due to the Company’s ongoing disputes outlined above, management is continuing to record impairment charges equal to the carrying costs incurred for its Las Cristinas interest.

5.

BANK LOAN

The loan bore interest at market rates, was payable on demand and was secured by a pledge over the short term deposit.

6.

SHARE CAPITAL

	2004		2003		2002
	Number		Number		Number
	of Shares	Value	of Shares	Value	of Shares	Value
Authorized
250,000,000 common shares without par value
Issued
Balance, beginning of year	54,501,353	$ 32,749,745	47,643,853	$ 27,504,745	46,123,473	$ 26,070,795
Private placement (a)	4,300,000	1,505,000	6,000,000	4,550,000	780,000	780,000
Options exercised (b)	200,000	56,000	757,500	726,000	717,500	633,950
Private placement (c)	13,500,000	5,400,000	-	-	-	-
Private placement (d)	2,500,000	1,350,000	-	-	-	-
Mineral properties (e)	50,000	20,000	100,000	40,000	50,000	20,000
Finder's fee (cash) (f)	-	(27,500)	-	(71,000)	-	-
Escrow shares cancelled	-	-	-	-	(27,120)	-
Balance, end of year	75,051,353	$ 41,053,245	54,501,353	$ 32,749,745	47,643,853	$ 27,504,745

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

6.

SHARE CAPITAL (Continued)

During the year ended March 31, 2004, transactions relating to share capital were as follows:

(a)

Pursuant to a non-brokered private placement, 4,300,000 (2003 – 6,000,000; 2002 – 780,000) units were issued at a price of $0.35 (2003 - $0.50 to $0.96; 2002 - $1.00) per unit.   Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2003 - $0.55 to $1.06; 2002 - $1.15) per share until June 4, 2005.

(b)

Stock options totaling 200,000 (2003 – 757,000; 2002 – 717,500) were exercised at a price of $0.28 (2003 - $0.95 and $0.96; 2002 – 0.88) per share.

(c)

Pursuant to a non-brokered private placement, 13,500,000 (2003 and 2002 – Nil) units were issued at a price of $0.40 per unit.  Each unit consists of one common share and three quarters of one warrant entitling the holder to purchase one additional share at a price of $0.45 per share until October 15, 2005.

(d)

Pursuant to a non-brokered private placement, 2,250,000 (2003 and 2002 – Nil) units were issued at a price of $0.60 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.66 per share until February 17, 2006. A finders fee of an additional 250,000 shares were issued pursuant to this financing.

(e)

Pursuant to a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in Guyana, a final payment of 50,000 common shares were issued to the vendor at the price established at the date of the agreement of $0.40 per share (Note 4(c)(ii)).

(f)

Finders fees were paid to non-related third parties.

The Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2001	1,410,000	$0.87	2.42
Granted	1,775,000	$0.95
Exercised	(717,500)	$(0.88)
Expired	(350,000)	$(0.73)
Balance – March 31, 2002	2,117,500	$0.96	3.82
Granted	1,720,000	$0.94
Exercised	(757,500)	$(0.96)
Expired	(1,055,000)	$(0.95)
Balance – March 31, 2003	2,025,000	$0.94	4.07
Granted	1,875,000	$0.28
Exercised	(200,000)	$0.28
Expired	(200,000)	$(0.85)
Balance – March 31, 2004	3,500,000	$0.64	3.57

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

6.

SHARE CAPITAL (Continued)

At March 31, 2004, the Company had share purchase options outstanding to directors and employees as follows:

Outstanding	Exercise price	Expiry date
150,000	$0.98 per share	April 1, 2004
110,000	$0.96 per share	May 17, 2005
165,000	$0.95 per share	July 4, 2006
1,430,000	$0.95 per share	July 4, 2007
1,470,000	$0.28 per share	August 25, 2008
175,000	$0.64 per share	March 11, 2009
3,500,000

Information regarding the Company’s warrants outstanding related to the financings described above is as follows:

	Warrants Outstanding	Exercise Price	Expiry Date	Weighted Average Remaining Life
Balance – March 31, 2001	Nil
	780,000	$1.15	Feb. 18/05	0.03
Balance – March 31, 2002	780,000	$1.15	Feb. 18/05	0.03
	2,000,000	0.55	Dec. 17/04	0.06
	2,000,000	0.89	Aug. 28/04	0.03
	300,000	2.00	May 22/04	0.00
	1,700,000	1.06	Aug. 26/04	0.03
Balance – March 31, 2003	6,780,000
	4,300,000	0.40	June 4/05	0.20
	10,125,000	0.45	Oct. 16/05	0.66
	2,500,000	0.66	Feb. 18/06	0.20
Balance – March 31, 2004	23,705,000			1.21

Regulatory approval was obtained for the extension of the expiry date relating to 780,000 warrants due to expire on February 18, 2005.  The new expiry date of these warrants is February 18, 2006.  The exercise price is $1.15.

As at March 31, 2004, there were no escrow shares outstanding (March 31, 2003 – 152,455; March 31, 2002 – 304,909) or voluntary pooling arrangements.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS

Accounts payable includes an amount due of $8,300 (2003 - $99,772; 2002 - $17,100) to a company controlled by a Director.

The Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses from companies controlled by two Directors.  The expenditures were allocated as follows:

	2004	2003	2002
Management fees and other fixed expenses	$ 140,016	$ 139,596	$ 109,440
Fees and services allocated to mineral interests	191,697	191,262	217,455
	$ 331,713	$ 330,858	$ 326,895

In prior years the Company entered into management agreements with two companies controlled by two directors for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela totaling $17,575 U.S. per month.  At March 31, 2004, one of the above agreements expired and was not renewed.  The remaining agreement is still in force at the rate of $6,200 U.S. per month and will remain in force from year to year until such time as notice of termination is given by either party.

Related party transactions have been recorded at their exchange amounts.

8.

CONTRIBUTED SURPLUS

During the year ended March 31, 2004, the Company granted 1,875,000 (2003 – 1,720,000; 2002 - $Nil) stock options to directors and employees.  Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.28153 per option for a total value of $527,868 (2003 - $866,192; 2002 - $Nil) of which $454,671 (2003 - $700,004; 2002 - $Nil) was charged to operations and $73,197 (2003 - $166,188; 2002 - $Nil) was allocated to mineral interests.

Assumptions used in this model were as follows:

	2004	2003	2002
Risk free interest rate	3.89%	4.21%	-
Dividend yield	0	0	-
Volatility factor	91%	45.75%	-
Expected option life	5 years	5 years	-
Allocation of stock-based compensation cost was as follows:
Balance, beginning of year	$ 866,192	$ -	$ -
Charged to operations	454,671	700,004	-
Charged to mineral interests	73,197	166,188	-
Balance, end of year	$ 1,394,060	$ 866,192	$ -

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

NON-CASH ITEMS EXCLUDED FROM CASH FLOWS

The following non-cash amounts have been excluded from mineral interests and share capital on the statements of cash flows:

	2004	2003	2002
Mineral interests
Stock-based compensation	$ 73,197	$ 166,188	$ -
Amortization of capital assets included in exploration costs	512,952	183,156	23,780
Shares issued for the acquisition of mineral interests	20,000	40,000	20,000
	$ 606,149	$ 389,344	$ 43,780
Shares issued for the acquisition of mineral interests	$ 20,000	$ 40,000	$ 20,000

10.

SUBSEQUENT EVENTS

(a)

International Arbitration - Venezuela

On July 8, 2004 Vannessa commenced a process of International Arbitration by filing a document to initiate the process, or Request, with the International Centre for Settlement for Investment Disputes (ICSID) in Washington D.C.  This was made necessary at this time due to the lack of progress of the Company’s cases through the Venezuelan court system and the fact that the ICSID process requires that the process be initiated within three years of an investor being aware that an act of expropriation had occurred.

On October 28, 2004, the Secretary-General of the ICSID in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

The acceptance of the Company’s Request by ICSID initiated the formal arbitration process against Venezuela for the alleged expropriation of Vannessa’s contractual rights to develop the Las Cristinas gold deposit located in Bolivar State, Venezuela.  The rights to develop the property are held by Minca, a 95 percent owned subsidiary of Vannessa de Venezuela.

On June 7, 2005, ICSID announced the Arbitration Panel had been selected and the first meeting of the Tribunal was held on July 29, 2005 in London, England and was attended by counsel for both parties and by management representatives from Vannessa.  The arbitration process was laid out during the meeting and Vannessa is working to prepare filings for the next step.

Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada and Venezuela and asking the Arbitration Tribunal to award restitution of Vannessa’s contractual rights to develop the project and the return of all property confiscated by the CVG and the Government of Venezuela and monetary damages or, in lieu, monetary damages in compensation for out of pocket expenses, plus interest, and for lost profits.  The claim for sunk costs and lost profits, before interest, is US $1,045 million.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

10.

SUBSEQUENT EVENTS (Continued)

(a)

International Arbitration – Venezuela (Continued)

Substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process.

Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

(b)

Disposition of Other Venezuelan Properties

Effective November 11, 2004, the Company sold, through its wholly owned subsidiary Grupo Vannessa Ventures S.A., all of the outstanding shares of Inversiones Yuruan C.A. for proceeds of $nil and  assigned a payable due to the Company by Inversiones Yuruan C.A. for proceeds of  $107,820 to be paid in accordance with the Credit Assignment Agreement.

Effective November 25, 2004, the Company returned the properties in the Kilometer 88 area, formerly controlled by Boralis Holdings A.V.V., to Boralis for proceeds of $nil.  In the future, Boralis will pay Vannessa 80 percent of all net benefits realized from these properties.  A Director of the Company has an interest in Boralis Holdings A.V.V.

Effective February 16, 2005, the Company sold all of the outstanding shares of Grupo Vannessa Ventures S.A. for cash proceeds of $16,200.

The Company, following the initiation of International Arbitration by the Company against Venezuela, felt the probability of successfully developing these properties, obtaining required government permitting and actually putting any given property into production is very low.

The transfer will relieve the Company from the costs associated with maintaining and continuing  the development process required in order to hold concessions in Venezuela. In addition, Boralis maintained a carried interest in these properties.

(c)

Acquisition of Minority Interest

On July 14, 2005, the Company announced it had reached an agreement to acquire then 40% minority interest in Vanarde Mining Inc. (“VMI”) for 1,500,000 common shares. VMI is the holder of the mining rights to the Maple Creek concessions located in Guyana.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

10.

SUBSEQUENT EVENTS (Continued)

(d)

International Arbitration – Costa Rica

On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. This action is to seek remedies from the Government of the Republic of Costa Rica (“Costa Rica”) for the effective denial of the benefits of the Company’s rights to develop the gold deposit located at Las Crucitas de Cutris (“Las Crucitas”) in San Carlos, Costa Rica. The rights to develop the property are held by the Company’s wholly owned Costa Rican subsidiary Industrias Infinito S.A. (“Industrias Infinito”).

The Costa Rican Environmental Protection Agency (“SETENA”) is currently reviewing responses to questions arising from the SETENA review of the Environmental Impact Statement and from the public involvement process. These responses were submitted in late April of 2005 as an ANNEX, and the Company is expecting a decision from SETENA regarding acceptance of the Environmental Impact Study in the near future.

The filing of the Request was required in order to comply with the terms of the Bilateral Investment Treaty (“Treaty”) between Canada and Costa Rica, with respect to the timing of the process events in order to protect the Company’s position under the Treaty. The  Company will continue its efforts to continue the approval process for the Crucitas project through interaction with SETENA and other Government agencies in Costa Rica. The anticipated advancement of the Crucitas project may result in the Company suspending the Arbitration process and continuing with the development of the project.

In the event the Crucitas project can not be advanced, the Company is seeking remedies under the Treaty and requesting the Arbitration Tribunal restore the Company’s rights to develop Las Crucitas and pay monetary damages of $US 5 million and legal and administrative costs plus interest for lost profits. In lieu of restitution, the Company is seeking damages of US$ 276 million plus compound interest, which includes out of pocket expenditures of US$ 36 million and lost profits of not less than $US 240 million.

(e)

Private Placements

As at the year end and up to the audit report date, transactions relating to share capital were as follows:

(i)

On December 23, 2004, 4,805,500 units of the Company were issued at the price of $0.32 per unit for proceeds of $1,537,760.  Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.40 per share for a period of 24 months.  The shares and warrants and any shares issued upon exercise of the warrants were subject to a hold period expiring April 24, 2005.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

10.

SUBSEQUENT EVENTS (Continued)

(e)

Private Placements (Continued)

The purchaser of this portion of the Company’s private placement was Exploram Enterprises Ltd., a subsidiary of Coril Holdings Ltd., currently the beneficial owner of more than 50% of the outstanding common shares of the Company.

(ii)

On January 4, 2005, 1,444,500 units of the Company were issued at the price of  $0.32 per unit for proceeds of $462,240.  Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder  to purchase one additional  common share of the  Company at a price of $0.40 per share for a period of 24 months.  The shares and warrants and any shares issued upon exercise of the warrants were subject to a hold period expiring May 4, 2005.

(iii)

On May 20, 2005, 2,900,000 warrants of the Company were exercised by Exploram Enterprises Ltd., at a price of $0.40 per warrant for proceeds of $1,160,000.

(iv)

On June 3, 2005, 1,100,000 warrants of the Company were exercised by three warrant holders, at a price of $0.40 per warrant for proceeds of $440,000.

(v)

Regulatory approval was obtained to extend the expiry date of 1,700,000 share purchase warrants (the “First Warrants”) issued on August 26, 2002 and to extend the expiry date of 2,000,000 share purchase warrants (the “Second Warrants”) issued on August 28, 2002.  All Warrants currently entitle the holders to acquire one additional common share of the Company, the First Warrants at a price of $1.06 per share up until August 26, 2005, as extended on August 13, 2004, and the Second Warrants at a price of $0.89 per share up until August 28, 2005, as extended on August 13, 2004.

The Company extended the expiry date of the outstanding First Warrants to August 26, 2006 and the Second Warrants to August 28, 2006.  No other terms of the First Warrants or Second Warrants were amended.

(f)

Mineral Property Impairments

As part of the Company’s 2005 financial statement preparation process, the following impairments were recorded against mineral properties by country, in accordance with the accounting policy described in Note 2:

$
Brazil	3,629
Costa Rica	991,868
Guyana	1,247,078
Venezuela	581,760
Total	2,824,335

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

11.

SEGMENTED INFORMATION

	2004	2003	2002
Identifiable assets by geographical location are as follows
Canada	$ 4,700,703	$ 701,754	$ 1,687,800
Brazil	8,944	8,944	100,744
Costa Rica	4,458,220	4,220,620	3,989,746
Guyana	1,754,909	2,690,885	5,059,150
Venezuela	170,591	355,093	710,875
	$ 11,093,367	$ 7,977,296	11,548,315

12.

POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company’s Canadian tax-effected future income tax assets and liabilities are made up as follows:

	2004	2003	2002
Future income tax assets:
Non-capital losses carried forward	$ 3,018,758	$ 2,472,800	$ 1,963,800
Property plant and equipment	574,291	411,552	1,191,000
Mineral property interests	2,281,016	2,281,016	1,623,600

	5,874,065	5,165,368	4,778,400
Future income tax liabilities	-	-	-
	5,874,065	5,165,368	4,778,400
Valuation allowance	(5,874,065)	(5,165,368)	(4,778,400)
	$ -	$ -	$ -

At March 31, 2004 the Company has non-capital losses remaining to be carried forward of approximately $7,944,000 (2003 - $6,340,000; 2002 - $3,966,000) which may be available to offset  future income for income  tax purposes.  These losses expire over the next seven years.  The Company’s foreign exploration and development expenses approximating $2,323,000 (2003 - $2,323,000; 2002 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit.  In addition, the Company has capital losses of approximately $9,124,000 (2003 - $9,124,000; 2002 - $9,124,000) which can be carried forward indefinitely and may be available to offset future capital gains.  Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

13.

COMMITMENTS

Office premises

The Company entered into a lease agreement for its office premise in Vancouver, Canada requiring total annual minimum lease payments of $74,500.  The lease expired on July 31, 2004 and was not  renewed.  Effective March 1, 2004, the Company moved its head office to Calgary, Alberta and entered into a lease agreement for office premises in its new location for a period of three years at a cost of $49,457 per annum.

The Company entered into a lease agreement expiring March 31, 2004 for its premises in Guyana requiring lease payments of $16,000 U.S. per year.  The lease was renewed, effective April 1, 2004, for another one year term at a cost of $19,200 U.S. per year.

14.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current presentation.

15.

CONTINGENCY

Matters detailed in Note 4(d)(ii) relating to the Company’s holdings in Mineras de Las Cristinas S.A. (Minca) create uncertainty as to the ultimate assets and liabilities that may be realized through Minca’s interests in the Las Cristinas concessions.

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which differ in certain material respects from US GAAP. Material differences between Canadian GAAP and US GAAP and their effects on the Company’s financial statements are summarized in the tables below.

In connection with the re-audit of the consolidated financial statements of the Company as at and for the years ended March 31, 2003 and 2002,management of the Company determined that the Canadian to U.S. GAAP reconciliation previously reported contained errors. These errors have been corrected and the tables presented in Note 16 (b) below provide reconciliations of amounts previously reported and the restated amounts.

(a)		2004	2003	2002
		$	$	$
	Mineral interests (i) (ii)		(restated – see note 16(b))
	Under Canadian GAAP	5,821,061	6,693,211	8,927,531
	Deferred exploration expenditures	(17,460,161)	(14,172,873)	(9,858,462)
	Deferred exploration impairment	13,739,141	9,828,579	3,524,988
	Contributions from joint venture participant	2,999,304	2,999,304	2,999,304
	Accumulated amortization of dedicated capital assets	(747,134)	(845,891)	(631,803)
	Advances from joint venture participant	-	114,480	-
	Under US GAAP	4,352,211	4,616,810	4,961,558
	Liabilities
	Under Canadian GAAP	992,926	1,127,181	1,474,088
	Advances from joint venture participant	-	114,480	-
	Under US GAAP	992,926	1,241,661	1,474,088
	Minority interest (ii)
	Under Canadian GAAP	-	-	-
	Contributions from joint venture participant	2,999,304	2,999,304	2,999,304
	Joint venture participant’s share of deferred exploration expenditures	(1,315,009)	(902,520)	(418,179)
	Joint venture participants share of accumulated amortization of dedicated capital assets (i)	(563,011)	(420,600)	(252,721)
	Under US GAAP	1,121,284	1,676,184	2,328,404
	Deficit
	Under Canadian GAAP	(32,346,864)	(26,765,822)	(17,430,518)
	Deferred exploration expenditures	(17,460,161)	(14,172,873)	(9,858,462)
	Deferred exploration impairment	13,739,141	9,282,579	3,524,988
	Joint venture participant’s share of deferred exploration costs	1,315,009	902,520	418,179
	Joint venture participants share of accumulated amortization of dedicated capital assets	563,011	420,600	252,721
	Accumulated amortization of dedicated capital assets	(747,134)	(845,891)	(631,803)
	Compensation expense on escrow shares (iv)	(416,957)	(358,262)	(237,824)
	Under US GAAP	(35,353,955)	(30,991,149)	(23,962,719)

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

	2004	2003	2002
	$	$	$
Contributed surplus		(restated – see note 16(b))
Under Canadian GAAP	1,394,060	866,192	-
Compensation expense on escrow shares (iv)	416,957	358,262	237,824
Under US GAAP	1,811,017	1,224,454	237,824
Shareholders’ equity
Share capital	41,053,245	32,749,745	27,504,745
Contributed surplus	1,811,017	1,224,454	237,824
Deficit under US GAAP	(35,353,955)	(30,991,149)	(23,962,719)
Shareholders’ equity under US GAAP	7,510,307	2,983,050	3,779,850
Net loss for the year
Under Canadian GAAP	(5,581,042)	(9,335,304)	(6,432,712)
Deferred exploration expenditures (i)	(3,287,288)	(4,314,411)	(5,505,532)
Deferred exploration impairment (i)	3,910,562	6,303,591	2,954,446
Minority interests (ii)	554,899	652,220	494,474
Amortization of dedicated capital assets (i)	98,757	(214,088)	(428,044)
Compensation expense on escrow shares (iv)	(58,695)	(120,439)	(112,814)
Under US GAAP	(4,362,807)	(7,028,431)	(9,030,182)
Basic and diluted loss per share under US GAAP	(0.07)	(0.14)	(0.20)
Weighted average number of common shares
outstanding under US GAAP	60,365,956	50,976,779	46,114,877
Comprehensive loss
Net loss for the year under US GAAP	(4,362,807)	(7,028,431)	(9,030,182)
Comprehensive income (v)	-	-	-
Comprehensive loss under US GAAP	(4,362,807)	(7,028,431)	(9,030,182)

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

	2004	2003	2002
	$	$	$
Consolidated statements of cash flows		(restated – see note 16(b))
Operating activities
Cash used under Canadian GAAP	(1,477,291)	(1,499,650)	(1,189,599)
Advance received from joint venture partner		114,480	-
Exploration expenditures	(2,774,336)	(4,131,255)	(5,481,752)
Cash used in operating activities under US GAAP	(4,251,627)	(5,516,425)	(6,671,351)
Investing activities
Cash used under Canadian GAAP	(2,800,792)	(4,229,591)	(6,397,776)
Exploration expenditures	2,774,336	4,131,255	5,481,752
Contributions from joint venture partners	-	(114,480)	(556,204)
Cash used in investing activities under US GAAP	(26,456)	(212,816)	(1,472,228)
Financing activities
Cash provided under Canadian GAAP	8,283,500	4,973,333	1,645,617
Minority interests	-	-	556,204
Cash provided by under US GAAP	8,283,500	4,973,333	2,201,821

(i)     Mineral interests and exploration costs

Mineral interests and exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2(d). For US GAAP purposes, only third party acquisition costs are capitalized. Subsequently, all exploration and carrying costs are expensed as incurred until a positive feasibility study is completed and a positive mine development decision has been approved by the Board of Directors and appropriate financing has been obtained.  The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

Capital assets dedicated to specific exploration properties as disclosed in Note 4(c)(i) are categorized under deferred exploration costs and are capitalized for US GAAP purposes because they retain the character of capital assets. For Canadian GAAP purposes, assets are amortized when in use, and for US GAAP purposes amortization commences when the assets are available for use.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

(ii)

Minority interest

For Canadian GAAP purposes, participant contributions are treated as a reduction of exploration expenditure where the substance of the transaction is that of a “farm out” arrangement typical of the mineral and oil exploration sectors. Typically in these financing arrangements an interest can be earned in a property by spending a certain amount on exploration expenditures. Once the amount is spent the interest in the property is legally earned and disclosed. The holder of the mineral interest does not record any disposition or minority interest for exploration expenditure incurred by the party. The party would have no recourse to have the exploration expenditure incurred refunded should the mineral interest prove worthless. For US GAAP purposes, a minority interest is recognized equal to the participant contributions, less the  participant’s share of exploration costs.

(iii)

Stock-based Compensation

In the year ended March 31, 2002 and prior, the Company elected to follow Accounting Principles Board No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Under APB 25, no compensation expense is recognized in connection with options granted to employees except if options are granted at a strike price below the fair value of the underlying stock.

Effective April 1, 2002, the Company adopted the fair value recognition provision of FASB Statement No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”).  Under the modified prospective method of adoption selected by the Company under the provisions of FASB Statement No. 148 “Accounting for Stock-based Compensation – Transition and Disclosure” (“SFAS 148”), compensation cost recognized in the years ended March 31, 2004 and 2003 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date.  Results of prior years have not been restated.

For disclosure purposes, the Company was required to calculate and present pro-forma effect of all stock-based compensation awards granted during the year ended March 31, 2002.  Based on the option values computed using the Black-Scholes Option Pricing Model with the following assumptions: risk free interest rate of 5.31%, dividend yield of 0%, volatility of 39% and expected option life of 5 years, had the Company recognized compensation expense under the fair value method, the following would have been its effect on the Company net loss and loss per share for the year ended March 31, 2002:

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

(iii)

Stock-based compensation (Continued)

2002
$
Net loss for the year
- As determined under US GAAP	(9,030,182)
Stock-based compensation expense	(713,666)
- Pro-forma	(9,743,848)

Basic and diluted loss per share
- As determined under US GAAP	(0.20)
- Pro-forma	(0.21)

(iv)

Escrow Shares

Under Canadian GAAP, common shares issued with escrow restrictions are recorded at the issue price and are not revalued upon release from escrow.

Under US GAAP, escrow shares that are released upon the Company meeting certain performance criteria are considered contingently issuable.  These escrow shares are excluded from the computation of weighted average number of common shares outstanding.  The difference between the fair value of the escrow shares at the time of their release from escrow and the original issue price is accounted for as compensation expense at the time the escrow shares are released from escrow.

(v)

Other Comprehensive Income

US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders’ equity.  Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

(vi)

Impairment of long-lived assets

The Company applied Statements of Financial Accounting Standards No. 144 (“SFAS 144”) to account for the impairment or disposal of long-lived assets.  Under SFAS 144, the Company tests assets for impairment in carrying value whenever events or circumstances indicate that the Company may not be able to recover the carrying value of the assets.  An impairment loss is measured as the excess of carrying amount of an asset or group of assets over fair value.  Fair value is determined using expected net present value by reference to undiscounted expected future cash flows from operations or from future sale net of selling or abandonment costs.  SFAS 144 requires separate tests for assets to be held and used, assets to be disposed of by sale and assets to be disposed of other than by sale.  SFAS 144 does not differ materially from Canadian GAAP requirements for impairment and recoverability tests for long-lived assets.

(vii)

Income Tax

Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of deferred income taxes.  This difference in Canadian GAAP and US GAAP did not have any effect on the financial position or the results of operations of the Company for the years ended March 31, 2004, 2003, and 2002.

     (b)

Restatement of Previously Reported US GAAP Balances

	2003	2002
	$	$
Consolidated balance sheets
Mineral interests – US GAAP, as previously reported	1,798,910	2,218,489
Exploration expenditure adjustment	(344,324)	(285,590)
Accumulated amortization of dedicated capital assets	112,920	29,355
Separately disclose JV participant contributions	2,999,304	2,999,304
Clerical error	50,000	-
Mineral interests – US GAAP, as restated	4,616,810	4,961,558
Minority interests – US GAAP, as previously reported	1,566,050	2,267,803
Share of exploration and accumulated amortization costs	110,134	60,601
Minority interests – US GAAP, as restated	1,676,184	2,328,404
Liabilities – US GAAP, as previously reported	1,241,661	1,474,688
Clerical error	-	(600)
Liabilities – US GAAP, as restated	1,241,661	1,474,088

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

(b)

Restatement of Previously Reported US GAAP Balances (Continued)

	2003	2002
	$	$
Consolidated balance sheets
Shareholders’ equity – US GAAP, as previously reported	275,284	1,097,383
Exploration expenditure adjustment	(344,324)	(285,590)
Accumulated amortization of dedicated capital assets	112,920	29,355
Separately disclose minority interest	2,889,170	2,938,702
Shareholders’ equity – US GAAP, as restated	2,983,050	3,779,850
Consolidated statements of operations and deficit
Net loss – US GAAP, as previously reported	(6,933,290)	(6,598,431)
Exploration expenditure adjustment	(58,734)	(2,564,462)
Compensation expense on escrow shares	(120,439)	66,281
Minority interest share of exploration and amortization	(49,533)	494,474
Amortization of dedicated capital assets	133,565	(428,044)
Net loss – US GAAP, as restated	(7,028,431)	(9,030,182)

Weighted average number of shares outstanding – US GAAP, as previously reported	51,248,541	46,498,390
Adjust to exclude escrow shares from computation	(271,762)	(383,513)
Weighted average number of shares outstanding – US GAAP, as restated	50,976,779	46,114,877

Basic and diluted loss per share – US GAAP, as previously reported	(0.14)	(0.19)
Basic and diluted loss per share – US GAAP, as restated	(0.14)	(0.20)
Consolidated statements of cash flows
Cash used in operating activities – US GAAP, as previously reported	(5,729,723)	(7,279,232)
Exploration expenditure adjustment	213,298	607,881
Cash used in operating activities – US GAAP, as restated	(5,516,425)	(6,671,351)

Cash provided by (used in) investing activities – US GAAP, as previously reported	482	(864,346)
Clerical error	-	(2,010,413)
Exploration expenditure adjustment	(213,298)	1,402,531
Cash provided by (used in) investing activities – US GAAP, as restated	(212,816)	(1,472,228)

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

(c)

Recent accounting pronouncements

In January 2003, the FASB released FASB Interpretation No. 46 (“FIN 46"), “Consolidation of Variable Interest Entities”.  FIN 46 requires that all primary beneficiaries of variable interest entities consolidate those entities.  FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date.  It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003.  In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities.  Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004.  The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003.  The adoption of FIN 46R does not have an impact on the Company’s financial position or results of operations.

During 2004, the Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, Business Combinations, to business combinations within the mining industry and the capitalization of costs after the commencement of production, including deferred stripping.

In March 2004, the EITF reached a consensus, based upon the Committee’s deliberations of EITF 04-02, whether Mineral Rights are Tangible or Intangible Assets, and ratified by the FASB, that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position (“FSP”) amending SFAS 141 and SFAS 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted.

On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company plans to adopt the consensus effective April 1, 2006.

VANNESSA VENTURES LTD.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

16.

RECONCIATION to U.S. GAAP (Continued)

(c)

Recent accounting pronouncements (Continued)

On April 15, 2005, the U.S. Securities and Exchange Commission (“SEC”) announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share-Based Payment (“SFAS 123(R)”). The SEC would require that registrants adopt SFAS 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first interim or annual reporting period beginning after December 15, 2005. The Company now plans to adopt SFAS 123(R) effective January 1, 2005.

ITEM 18	FINANCIAL STATEMENTS

See Item 17.

ITEM 19	EXHIBITS

The following exhibits are attached and incorporated herein:

Description of Document
1.1	Notice of Articles, dated September 23, 2004
1.2	Articles
4.1	Stock Option Plan of Vannessa Ventures Ltd. dated August 12, 2003
4.2

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

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.3

Joint venture agreement dated October 17, 1997, as amended September 20, 1998 between Vannessa (Guyana) Inc. and Michael Viera of Georgetown, Guyana (“Viera”) pursuant to which Viera agreed to assign to Vannessa Guyana the exclusive exploration rights of two medium scale exploration licenses, known as the Uewang Permits.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

Description of Document
4.4

Agreement dated December 10, 1998 between Vannessa (Guyana) Inc. and Edward Garnet Hopkinson pursuant to which Hopkinson has agreed to sell to Vannessa Guyana a 100% interest in nine exploration licences for a property known as the Queen of Diamonds Block in the Potaro River area, Guyana, totalling approximately 9,918 acres.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.5

Management Consulting  Agreement between S.A. Managing Group. A.V.V. and the Company, dated April 1, 1999, concerning provision of management, administrative and accounting  services plus accommodation and automobile expenditures.  At March 31, 2004, the agreement with Mr. Peschke expired and was  not renewed as Mr. Peschke became an employee of the Company on April 1, 2004.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.6

Vannessa Guyana has  agreed to pay Viera 7.5% of gross production for both gold and diamonds produced by alluvial mining operations so long as the 7.5% royalty exceeds US $3,000 in the first year, US $10,000 in the second, third, fourth and fifth years and US $50,000 in the sixth and subsequent years.  Viera is entitled to a 0.75% net smelter return derived from hard rock mining operations.  Vannessa Guyana has the option to purchase at any time the alluvial rights for the sum of US $500,000 and the 0.75% net smelter return for US $1.5 million.  Upon receipt of a mining permit on the Uewang Permits, Vannessa Guyana shall become the sole and exclusive mining operator on the property.

-- Incorporated by Reference to Form 20-F 2000 Annual Report –

4.7

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

-- Incorporated by Reference to Form 20-F 2001 Annual Report –

4.8	Lease Agreement between the Company and 915035 Alberta Ltd. effective March 1, 2004 for the Calgary, Alberta office lease for a period of three years ending on February 28, 2007.
8	Subsidiaries of the Company
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Statement of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Statement of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

Registrant

By:

/s/ John R. Morgan

Name:  John R. Morgan

Title:    President and Chief Executive Officer

Date:

December 1, 2005