Form 20-F/A
period 2004-03-31
VANNESSA VENTURES LTD
filed 2006-03-06
CIK 1102708

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F /A ( Annual Report )

(Amendment No. 1)

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

NOT APPLICABLE

Explanatory Note

for

Amendment No. 1 to Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2004

Vannessa Ventures Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended March 31, 2004, originally filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2005 (the “Original 2004 Form 20-F”).  This Amendment reflects modifications that the Company has made in light of comments from the Staff of the Commission in connection with its review of the Original 2004 Form 20-F.

In accordance with the Staff’s comments, Item 15 in Part II of the Original 2004 Form 20-F is amended and replaced in its entirety with Item 15 as included in this Amendment.  The Company’s audited consolidated financial statements (the “Financial Statements”) as included in Item 17 in Part III of the Original 2004 Form 20-F are amended as follows:  Notes 1 and 16(a)(viii) to the Financial Statements have been revised to include statements to the effect that, for purposes of U.S. Generally Accepted Accounting Principles, the Company is defined as an “exploration-stage enterprise”. The title page and headings of the Financial Statements have been amended accordingly.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 filed as exhibits to the Original 2004 Form 20-F, have been re-executed as of the date of, and are refilled as part of, this Amendment as Exhibits 12.1, 12.2, 13.1 and 13.2.  Item 19 in Part III hereof is accordingly amended.

Except for the items described above or contained in the Amendment, this Amendment continues to speak as of the date of the Original 2004 Form 20-F, and does not modify, amend or update in any way the financial statements or any other item or disclosures in the Original 2004 Form 20-F.

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

1

ITEM 15               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  As of March 31, 2004, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).

The Company’s initial filing with the Commission of its Annual Report on Form 20-F for Fiscal 2004 (the “Original 2004 Form 20-F”) was made in December 2005 and will be followed in early 2006 by the Company’s Annual Report on Form 20-F for Fiscal 2005 (the “2005 Form 20-F”).  As discussed in the introductory portion of the Original 2004 Form 20-F under “Explanatory Note,” that filing (and now such filing as amended hereby) reflects modifications to the Company’s 2003 Annual Report on Form 20-F that the Company has made in light of comments received from the Staff of the Commission in connection with its review of that report concerning, among other matters, auditor independence issues.  Also of particular significance, as noted by the Staff, because the Company had restated previously issued and audited financial statements, it was necessary for the Company to obtain a re-audit of that information for U.S. filing purposes.  The Company, which replaced its former auditors during its 2004 fiscal year, retained its current auditors in October 2004 to undertake re-audits of the Company’s financial statements for its fiscal years 2002 through 2003 inclusive.  These re-audits have been completed and the audited statements were filed with the Original 2004 Form 20-F.  The Company’s Audit Committee has been fully apprised of these developments on a timely basis.

Accordingly, as filing of the Original 2004 Form 20-F was first made in December 2005 and will be followed shortly in early 2006 by the filing of the 2005 Form 20-F, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not effective as of March 31, 2004 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company is of the view that the filing delays described above constituted a material weakness in the Company’s controls and procedures.  The delays were primarily caused by the need to have the financial statements for fiscal years 2002 and 2003 reaudited.  In connection with this, the Company replaced its former auditors during its 2004 fiscal year and retained its current auditors in October 2004.  The audit efforts and scope required a significant amount of time.  Delays were also caused by the time required to respond to the Staff’s comments as issued in the comment letter dated September 10, 2004.  The Company’s staff and resources are limited and accordingly Company personnel could not devote their efforts to the foregoing matters on a full-time basis.  Therefore the time required to complete these matters was greater than would have been required had the Company been able to assign staff full-time to these tasks.  As a result of these factors, the Company was delinquent in filing its Annual Reports on Form 20-F for its 2004 and 2005 fiscal years.

To remedy the situation and to avoid similar weaknesses in the future, the Company has taken a number of steps in addition to engaging the new auditors as noted.  The Company has hired permanent in-house personnel, including a Controller who was retained in February 2004.  The Controller works closely with the auditors, Company personnel, the Company’s Audit Committee and with the Company’s U.S. counsel to comply with disclosure requirements and ensure timeliness and accuracy of the Company’s filings with the Commission.  This effort is and will continue to be a priority of the Audit Committee.  Therefore, in connection with the preparation of the Original 2004 Form 20-F as amended hereby and the 2005 Form 20-F, the Company believes that it has instituted controls and procedures to enable it to file future Annual Reports with the Commission on a timely basis.

Changes in Internal Control over Financial Reporting.  During the fiscal year ended March 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

2

PART III

ITEM 17               FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

VANNESSA VENTURES LTD.

(an exploration stage company)

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

                                                                                                                        /s/ Ernst & Young LLP

Vancouver, Canada                                                                                       Chartered Accountants

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

                                                                                                                        /s/ Ernst & Young LLP

Vancouver, Canada                                                                                       Chartered Accountants

August 10, 2004, except as to Notes 10 and 16

which are as of July 22, 2005

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Balance Sheets

March 31, 2004, 2003 and 2002

(In Canadian Dollars)

	2004	2003	2002
	$	$	$
A S S E T S
Current
Cash and cash equivalents (Note 2 (m))	$ 4,577,054	$ 571,637	$ 1,327,545
Restricted cash	-	-	95,000
Accounts receivable	70,808	47,309	104,604
Prepaid expenses	43,908	58,126	191,336

	4,691,770	677,072	1,718,485

Capital Assets (Note 3)	580,536	607,013	902,299

Mineral Interests (Note 4)	5,821,061	6,693,211	8,927,531

	$ 11,093,367	$ 7,977,296	$11,548,315

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (Note 6)	$ 992,926	$ 1,127,181	$ 1,147,421
Bank loan (Note 5)	-	-	326,667

	992,926	1,127,181	1,474,088

S H A R E H O L D E R S’ E Q U I T Y
Share Capital (Note 6)	41,053,245	32,749,745	27,504,745
Contributed Surplus (Note 8)	1,394,060	866,192	-
Deficit	(32,346,864)	(26,765,822)	(17,430,518)
	10,100,441	6,850,115	10,074,227
	$ 11,093,367	$ 7,977,296	$11,548,315

Nature of Operations (Note 1)

Commitments (Note 13)

Contingency (Note 15)

Subsequent Events (Note 10)

On behalf of the Board:

“John Morgan”

.................................................................  Director

“George Chapel”

................................................................. Director

VANNESSA VENTURES LTD.

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

1.           NATURE OF OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, Enterprises in the Development Stage and is engaged in the acquisition and exploration of mineral interests. For United States generally accepted accounting principle purposes, the Company is defined as an exploration stage enterprise (see Note 16 (a) (viii)).

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(ii)          On January 4, 2005, 1,444,500 units of the Company were issued at the price of  $0.32 per unit for proceeds of $462,240.  Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder  to purchase one additional  common share of the  Company at a price of $0.40 per share for a period of 24 months.  The shares and warrants and any shares issued upon exercise of the warrants were subject to a hold period expiring May 4, 2005..

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

(an exploration stage company)

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

(an exploration stage company)

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

VANNESSA VENTURES LTD.

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(an exploration stage company)

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

(viii)  Exploration Stage Enterprise

           The Securities and Exchange Commission’s Industry Guide 7 requires companies without proven and probable reserves to refer to themselves as “exploration stage” enterprises. Canadian GAAP does not require any such disclosure.

VANNESSA VENTURES LTD.

(an exploration stage company)

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

VANNESSA VENTURES LTD.

(an exploration stage company)

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

VANNESSA VENTURES LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2004, 2003 and 2002

(In Canadian Dollars)

16.           RECONCILIATION to U.S. GAAP (Continued)

(c)    Recent accounting pronouncements (Continued)

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

3

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to the Annual Report on Form 20-F for the year ended March 31, 2004 to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

Registrant

By:          /s/ John R. Morgan

Name:  John R. Morgan

Title:    President and Chief Executive Officer

Date:      March 3, 2006

4