Form 20-F
period 2005-03-31
VANNESSA VENTURES LTD
filed 2006-04-12
CIK 1102708

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

_  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

x  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2005

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

N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of March 31, 2005:

81,471,353 Common Shares

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

NOT APPLICABLE

The information contained in this Annual Report on Form 20-F for the fiscal year ended March 31, 2005 (the “2005 Form 20-F”) of Vannessa Ventures Ltd. (the “Company”) is current at September 30, 2005 except where a different date is specified.

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

i

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

Selected Financial Data

(CDN$)

	YEARS ENDED MARCH 31,
	2005	2004	2003	2002	2001
Interest Income	42,159	54,030	88,665	141,588	152,944
Net Loss	(5,342,673)	(5,581,042)	(9,335,304)	(6,432,712)	(2,581,595)
Loss Per Share	$(0.07)	$(0.09)	$(0.18)	$(0.14)	$(0.08)

Cash Used in Operating Activities	(1,851,932)	(1,477,291)	(1,499,650)	(1,189,599)	(470,489)
Cash Provided by (Used in) Investing Activities	634,569	(7,145,367)	(4,229,591)	(6,397,776)	(2,711,911)
Cash Provided from Financing Activities	2,047,600	8,283,500	4,973,333	1,645,617	7,172,700

Total Assets	8,382,237	11,093,367	7,977,296	11,548,315	15,581,835
Current Liabilities	888,816	992,926	1,127,181	1,474,088	508,846
Mineral Properties (included in Total Assets)	6,533,625	5,821,061	6,693,211	8,927,531	6,908,942
Deficit at End of Period	(37,689,537)	(32,346,864)	(26,765,822)	(17,430,518)	(10,997,806)
Share Capital ($)	43,100,845	41,053,245	32,749,745	27,504,745	26,070,795

Shares Outstanding at End of Year (#)	81,471,353	75,051,353	54,501,353	47,643,853	46,123,473

The Company has not declared or paid any cash dividends during the periods indicated.

Selected Financial Data Adjusted for US GAAP

(CDN$ )

	YEARS ENDED MARCH 31,
	2005	2004	2003
Net Loss	(5,406,694)	(4,362,807)	(7,028,431)
Weighted Average Number of Shares	76,875,180	60,365,956	50,976,779
Loss Per Share	$(0.07)	$(0.07)	$(0.14)

Cash Used in Operating Activities	(2,770,313)	(4,251,627)	(5,516,425)
Cash Provided by (Used in) Investing Activities	1,552,950	(4,371,031)	(212,816)
Cash Provided by Financing Activities	2,047,600	8,283,500	4,973,333

Mineral Properties	4,405,626	4,352,211	4,616,810
Shareholders’ Equity	4,839,266	7,510,307	2,983,050

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

The Company has experienced, on a consolidated basis, losses in all years of its operations.  At March 31, 2005, the Company’s deficit was $37,689,537 (March 31, 2004 - $32,346,864).  At December 31, 2005, the Company’s deficit was $42,120,338. The Company’s operations do not provide any cash flow.  In the past, the Company has relied on sales of equity securities and payments from joint venture partners to meet its cash requirements.

At March 31, 2005,  the Company had working capital of  $406,434 and at December 31, 2005, the Company had a working capital deficiency of $1,944,303. Should additional properties be acquired or programs be undertaken, the Company will require additional funding.

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

The Company is pursuing an interest in the Las Cristinas Project in Venezuela and the ownership rights are in doubt and in dispute.  See “Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Venezuela -- Las Cristinas Project -- Title Dispute and Legal Proceedings -- International Arbitration.”  Over the past two years a number of legal actions undertaken by the Company in defense of its rights to the Las Cristinas project have been either filed in Venezuelan Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004.  Consequently, on July 8, 2004 the Company commenced a process of International Arbitration by filing a document to initiate the process, or Request  (the “Request”), with the International Centre for Settlement for Investment Disputes (ICSID) in Washington D.C.  The Request claimed that the Government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada in Venezuela.  On October 28, 2004, the Secretary-General of the ICSID registered the Company’s Request against the Bolivarian Republic of Venezuela with respect to the Las Cristinas property.  As part of the Arbitration process the Company suspended all ongoing legal actions with respect to the matter under Arbitration in Venezuela.

Substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process. The dispute is likely to be protracted and may take several years to resolve.  Accordingly, as of February 10, 2005, the Company had divested itself of its remaining Venezuelan properties.

The Company’s property interest in Costa Rica may be impaired by a  decree of a national moratorium on new open pit mining.

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

On September 1, 2005, the Company, through its 100 percent owned subsidiary, Industrias Infinito S.A., received a Resolution from SETENA approving the Company’s Environmental Impact Statement (EIS) dealing with the Crucitas gold project.  The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License.  The approval is for the mining of the saprolite which is weathered and soft material overlying the unaltered rock below.  The saprolite makes up approximately one third of the resource and, the  environmental approval to mine the underlying hardrock will be requested in 2006.

On December 12, 2005, the Company, through its wholly owned subsidiary Industrias Infinito S.A., successfully concluded the environmental permitting process for its Crucitas gold project.  The final resolution (Resolución No 3638-2005-SETENA), was issued by SETENA on December 12, 2005.  The final resolution specified the amount of the required Environmental Performance Bond as US$ 600,000.  The Company has made preliminary arrangements for bonding to be put into place and this will be finalized now that the exact amount of the bond has been identified.

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

The mining industry in general is intensely competitive and, even if commercial quantities of mineral deposits are discovered, a profitable market may not exist for the sale of the minerals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  For example, the prices of gold and diamonds have experienced significant movement over short periods of time.  The gold price fell to a 20-year low of US$ 253 in July 1999 and recovered significantly since that time to reach a level of US$ 436 by December 31, 2004 and was US$ 517 at  December 31, 2005..  Such prices are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  Mineral deposits discovered on the Company’s properties may not be economic.

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

The Company is a reporting issuer in British Columbia and Alberta.  The common shares trade on the TSX Venture Exchange under the symbol “VVV” and on the Berlin Stock Exchange under the symbol “VVT”.  From January 1, 1999 to November 12, 2004, the Company’s common shares were quoted on the Over-the-Counter Bulletin Board Electronic Quotation System (the “OTC-BB”) under the symbol “VNVNF.”  Since November 2004, the Company’s common shares have not been quoted on the OTC-BB because the Company had not filed its Annual Report on Form 20-F for its fiscal year ended March 31, 2004 (the “2004 Form 20-F”).  Pursuant to comments received from the Commission on the Company’s Annual Report on Form 20-F for its 2003 fiscal year, concerning, among other matters, auditor independence issues, the Company, which replaced its former auditors during its 2004 fiscal year, retained its current auditors in October 2004 to undertake re-audits of the Company’s financial statements for its fiscal years 2002 through 2003 inclusive.  These re-audits were completed and the 2004 Form 20-F was filed with the U.S. Securities and Exchange Commission on December 6, 2005.  Shortly following the filing of this 2005 Form 20-F, the Company plans to cause application to be made for its common shares to resume quotation on the OTC-BB.

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

The Company does not earn any revenues from its operations although for the years ended March 31, 2005, 2004 and 2003, the Company earned interest of $42,159,  $54,030 and $88,665 , respectively, on deposits.  The Company has financed its operations principally through the sale of its equity securities and through joint ventures.  Its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  See “Item 3.  Key Information -- D.  Risk Factors.”

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

As a company moves through advanced exploration to production, the scope of its activities increases and so does the potential for significant environmental effects. A key regulatory factor during these stages is the Environmental Impact Statement (EIS). To proceed, a company must submit an EIS to the respective government authorities and approval of the EIS means that the company has complied with all of the initial environmental requisites in the mine development and approval process.

C.

Organizational Structure

The chart  illustrates the corporate structure of the Company, including all subsidiaries, the respective jurisdictions of incorporation and the percentage of voting securities held directly or indirectly by the Company as at December 31, 2005.

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

Due to the Company’s ongoing disputes outlined above, management is continuing to record impairment charges equal to the carrying costs incurred for its Las Cristinas interest.  During the Company’s fiscal year ended March 31, 2005, the carrying costs related to Minca’s mineral interests amounted to $581,760 (2004 - $655,433).

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

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the resolution of Costa Rica’s Environmental Protection Agency (Secretaria Tecnica Nacional Ambiental or “SETENA”) calling the Company’s Environmental Impact Statement “insufficient in scope” was legally flawed and that he had annulled SETENA’s ruling. His ruling, based on existing Costa Rican law, allowed the Company (which has already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Statement approved has advanced and is ongoing.  During the first quarter of fiscal 2005, the Company continued to work with SETENA to advance the process of approval of the EIS.  Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July 2004.  Also in June 2004 a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand.  An archeological study, focusing on a small part of the concession was completed.  The intensive series of public meetings, informational meetings, and technical meetings with SETENA and other groups culminated with a Public Meeting held in a community near the project site called Coopevega.  The Public Meeting was held on Saturday July 31, 2004 and was an official meeting chaired by staff from SETENA.  The meeting was well attended with over 1,200 people at the event from local communities, from surrounding towns and from many other locations.  The meeting lasted the entire day and all interested parties were allowed to state their opinions for, or against, the project and to ask questions of the Company regarding the technical aspects of the project.  Although there was opposition to the project from various groups the project also had strong support from many individuals and organizations from the local communities who felt the Company could develop the project in a safe and environmentally acceptable manner as laid out in the environmental impact assessment.  The local people also expressed an interest in the employment, economic development, and other opportunities that would flow from the project in this underdeveloped and under-serviced area of the country.  This meeting was a key step in advancing the process with SETENA to receive approval of the Company’s environmental impact assessment.

At June 30, 2004, the Technical Review Committee of the Ministry of Environment had not approved the Environmental Assessment Study for the project. The Ministry of Environment which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration. The receipt of the Environmental Permit is not assured. Should the permit not be received the reported carrying value may not reflect actual value.  The Company has notified the Canadian Government and Costa Rican Government it will maintain the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries1.

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

On January 19, 2005, the Company received a request from SETENA to file responses to questions identified during the review of the Company’s Environmental Impact Statement and during the public involvement process. The Company’s response was in the form of an Annex to the Environmental Impact Statement.

_____________________________

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

On September 1, 2005, the Company, through its 100 percent owned subsidiary, Industrias Infinito S.A., received a Resolution from SETENA approving the Company’s Environmental Impact Statement (EIS) dealing with the Crucitas gold project.  The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License.  The approval is for the mining of the saprolite which is weathered and soft material overlying the unaltered rock below.  The saprolite makes up approximately one third of the resource and, the  environmental approval to mine the underlying hardrock will be requested in 2006.

On December 12, 2005, the Company, through its wholly owned subsidiary Industrias Infinito S.A., successfully concluded the environmental permitting process for its Crucitas gold project.  The final resolution (Resolución No 3638-2005-SETENA), was issued by SETENA on December 12, 2005.  The final resolution specified the amount of the required Environmental Performance Bond as US$ 600,000.  The Company has made preliminary arrangements for bonding to be put into place and this will be finalized now that the exact amount of the bond has been identified.

Following the approval of the Environmental Impact Statement in early September 2005 the Company has been working towards producing a feasibility study to secure project financing building upon the extensive work already completed on the project by Placer Dome  and later  Cambior Project & Construction   Group  for Industrias  Infinito.  Geostat International Inc. has completed due diligence work in Costa Rica and is now completing a resource evaluation in compliance with Canadian National Instrument 43-101.  Micon International Limited will be responsible for the overall consolidation of the feasibility study and Golder Associates Ltd. will supply geotechnical services associated with the study.   Other consultants and contractors have been retained, both in Canada and Costa Rica, to assist the Company in planning and executing the development of the Crucitas project.

The Company continues to work with the small communities near the mine in Alejuela Province to ensure that community needs and concerns are addressed and to fulfill the commitments made in the Environmental Impact Statement and during the extensive Public Involvement Process.

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

The MD&A provides an analysis of the Company’s business and compares its fiscal year 2005 financial results with those of the previous 2004 fiscal year results.  The MD&A should be read in conjunction with the audited consolidated financial statements and related notes filed herewith.  The Company prepares and files its financial statements and MD&A in Canadian (CDN) dollars.

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

Critical Accounting Policies

The Company’s accounting policies are set out in Note 2 of the accompanying audited consolidated financial statements.  All of the Company’s mineral property interests are at the exploration stage.  Costs incurred for exploration or development are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.  Capital assets which are dedicated to use for specific properties are capitalized together with costs incurred to the property to which they relate.  Carrying values as reported on the balance sheet ($6,533,625 at March 31, 2005 and  $5,821,061 at March 31, 2004) may not necessarily reflect actual present or future value.  Recovery of carrying costs is ultimately dependent upon future commercial success or proceeds from disposition of the mineral interests.

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

At March 31, 2005, the Company had not established exploitation rights on its mineral property interests nor are mineral interests sufficiently advanced to determine economic reserves or value.  Accordingly, for U.S. GAAP purposes the exploration costs deferred under Canadian GAAP would be expensed in the periods incurred.  Capital assets dedicated to specific exploration properties are categorized under Exploration Stage Mineral Property Interests and are capitalized for U.S. GAAP purposes as they retain their character as capital assets.  For U.S. GAAP purposes this processing equipment is being amortized using the rates and methods outlined in Note 2(b) of the consolidated financial statements of the Company.

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

A.

Operating Results

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

The Company incurred a net loss of $5,342,673 or $0.07 per share for the fiscal year ended March 31, 2005 (“Fiscal 2005”) compared to a net loss of $5,581,042 or $0.09 per share for the fiscal year ended March 31, 2004 (“Fiscal 2004”).  The major components of the net loss in Fiscal 2005 were general and administrative expenses of $1,672,701 net of interest income of $42,159, impairment of mineral property interests totaling $2,824,335 and stock-based compensation of $624,736. In comparison, the net loss in Fiscal 2004 consisted of general and administrative expenses of $1,412,355, impairment of mineral interests totaling $4,160,561 and stock-based compensation of $454,671. This was partially offset by a gain of $392,515 on the disposal of capital assets  and interest income of $54,030.

General and administrative expenses were significantly reduced in 2005 from 2004 in the areas of consulting, travel and accommodation and office operation expenditures but increased in the areas of  office wages and services and professional fees.  Impairment charges were taken on the Company’s Venezuela properties because of political uncertainties and continuing dispute with CVG over the Las Cristinas issue.  In Guyana, the impairments at Potaro were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. In Costa Rica, even though the Ministry of Environment reinstated the application process for the required environmental license, an impairment equal to current expenditures incurred during the year was recorded.

During Fiscal 2005, the Company granted 1,630,000 (2004 - 1,875,000) stock options to directors, consultants and employees.  Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.42212 (2004 - $0.28153) per stock option for a total value of $688,053 (2004 - $527,868 of which $624,736 (2004 - $454,671) was charged to operations and $63,317 (2004 - $73,197) was allocated to mineral interests.

Mineral property costs deferred, net of impairment charges, during Fiscal 2005 totaled $712,564 compared to ($872,150) in Fiscal 2004.  Capital assets decreased from $580,536 for Fiscal 2004 to $553,362 for Fiscal 2005.

The Company currently is not adversely affected by foreign currency fluctuations.  The Company incurs costs and expenses in a variety of international currencies, primarily Canadian dollars, U.S. dollars, Costa Rican colons and Venezuelan bolivares, and Guyanese dollars.  The Company’s functional currency is the Canadian dollar.  All the Company’s financings to date have been in Canadian dollars and will continue to be in Canadian dollars for the foreseeable future.  Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the foreign currencies in which it transacts business.  Although this has not had a materially adverse affect on the Company’s results of operations to date, this may have a materially adverse affect on the Company’s results of operations in the future.  The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses relating to non-current monetary assets or liability, which are deferred and amortized over the remaining life of the asset or liability.  The Company does not engage in any activities to hedge against currency fluctuations.  For the year ended March 31, 2005, net gain/loss resulting from foreign currency fluctuations was immaterial.  The Company is not aware of any government currency policies or regulations which may affect the Company’s operations.

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

The working capital of the Company is a direct result of funds raised from the sale of equity shares over the outflow into acquisition and exploration costs as well as administrative expenses.  The Company’s working capital balance (deficit) at the end of the following periods was as follows: March 31, 2005 - $406,434; March 31, 2004 - $3,698,844; March 31, 2003 – ($450,109). The fluctuations stem from timing differences between when money is raised from equity issues and when expenditures are committed on the acquisition or exploration of mineral property interests.

The Company’s cash  at March 31, 2005 was $1,062,716 compared to cash and short term investments of $4,577,054 at March 31, 2004 and $571,637 at March 31, 2003.  Aside from cash and term deposits, the Company had no material unused sources of liquid assets.  Cash and term deposits were attributable primarily to the issue of equity securities for gross proceeds of $2,047,600 in Fiscal 2005, $8,283,500 in Fiscal 2004 and $5,205,000 in Fiscal 2003.

During Fiscal 2005, the Company completed non-brokered private placements totaling 6,420,000 units at prices ranging from $0.28 to $0.32 per unit for net proceeds of $2,047,600.  In the first private placement, 4,805,000 units were issued at a price of $0.32 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 per share until December 22, 2006.  The purchaser in this private placement was Exploram Enterprises Ltd., a subsidiary of Coril Holdings Ltd., the control person of the Company (see “Item 7-- Major Shareholders and Related Party Transactions”).  In the second private placement, 1,444,500 units were issued at a price of $0.32 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 per share until January 7, 2007.  Also during Fiscal 2005, stock options totaling 170,000 were exercised at a price of $0.28 for proceeds of $47,600.

During Fiscal 2004, the Company completed non-brokered private placements totaling 20,500,000 units at a prices ranging from $0.35 to $0.60 per unit for net proceeds of $8,283,500.  In the first private placement, 4,300,000 units were issued at a price of $0.35 per unit.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 per share until May 9, 2005.  In the second private placement, 13,500,000 units were issued at a price of $0.40 per unit.  Each unit consisted of one common share and three-quarters of one warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.45 per share until October 15, 2005.  In the third private placement, 2,250,000 units were issued at a price of $0.60 per unit.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.66 per share until February 17, 2006.  The Company issued 250,000 common shares as a finder’s fee in connection with this financing.  Also during Fiscal 2004, stock options totaling 200,000 common shares were exercised at $0.28 per share for gross proceeds of $56,000 and 50,000 common shares were issued at a deemed price of $0.40 per share pursuant to the Romanex Agreement for the Marudi Mountain Property.  See “Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Guyana -- Marudi Mountain Property.”

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

As of December 16, 2005 the Company was in the final stages of negotiating financing that would provide funds to continue with the feasibility work in Costa Rica and provide funding for overhead and other project activity.

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

The projected expenditures for the fiscal year ending March 31, 2006 are forecast to be $9 million and can be summarized as follows:

Item	Total
General and administrative expenses (1)	$1,850,000
Exploration
Brazil (2)	10,000
Costa Rica (3)	6,020,000
Venezuela (4)	410,000
Guyana	510,000
New Property Evaluation/Development	200,000
Total estimated expenditures for April 1, 2005 – March 31, 2006:	$9,000,000

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

See also “Subsequent Events,” below.

Subsequent Events

Properties

Subsequent to March 31, 2005, the Company reported the following developments concerning its Las Cristinas, Cerro Crucitas and other properties:

(a)  Las Cristinas, Venezuela -- Arbitration

As described under “Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Venezuela -- Las Cristinas Project -- International Arbitration,” on October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

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

(b)  Cerro Crucitas, Costa Rica -- Environmental Impact Statement

As described under “Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Costa Rica -- Cerro Crucitas Project -- Proposed Exploration Program,” in January 2005, the Company received a Resolution from SETENA directing the Company to prepare an Annex in order to provide clarification on specific questions identified by SETENA during the Environmental Impact Statement (EIS) review process.

The Company completed its detailed response to the issues required by SETENA in the Resolution of January 19, 2005.  In the last week of April 2005, the Company filed an Annex with SETENA which contains the Company’s responses. As discussed below, in September 2005 the Company received a Resolution from SETENA approving the EIS.

In April 2005, the Company also secured the rights to additional land that would be required for the tailings dam and tailings retention area in the current mining plan.  The Company now holds or controls the land required for the mine and related infrastructure.

On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the ICSID in Washington, D.C.  This action is to seek remedies from the Government of the Republic of Costa Rica for the effective denial of the benefits of the Company’s rights to develop the gold deposit located at Las Crucitas de Cutris (“Las Crucitas”) in San Carlos, Costa Rica.  In this claim, the Company is requesting the Arbitration Tribunal to restore the Company’s rights to develop the Las Crucitas property and pay monetary damages of US $5 million and legal and other administrative costs plus interest for lost profits.  In lieu of restitution Vannessa is seeking damages of US $276 million plus compound interest which includes out-of-pocket expenses of US $36 million plus lost profits of not less than US $240 million.  Although Vannessa is confident in the validity of its claims, there can be no assurance that it will be successful in any, or part, of its claims.

The SETENA has completed its review of the Company’s responses to questions arising from the public review process and the Environmental Impact Statement contained in the Annex filed with SETENA in late April 2005.

The rights to develop the property are held by the Company’s wholly owned Costa Rican subsidiary Industrias Infinito S.A. (“Industrias Infinito”).

On September 1, 2005, the Company, through its 100 percent owned subsidiary, Industrias Infinito S.A., received a Resolution from SETENA approving the Company’s Environmental Impact Statement (EIS) dealing with the Crucitas gold project.  The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License.  The approval is for the mining of the saprolite which is weathered and soft material overlying the unaltered rock below.  The saprolite makes up approximately one third of the resource and, the  environmental approval to mine the underlying hardrock will be requested in 2006.

On December 12, 2005, the Company, through its wholly owned subsidiary Industrias Infinito S.A., successfully concluded the environmental permitting process for its Crucitas gold project.  The final resolution (Resolución No 3638-2005-SETENA), was issued by SETENA on December 12, 2005.  The final resolution specified the amount of the required Environmental Performance Bond as US$ 600,000.  The Company has made preliminary arrangements for bonding to be put into place and this will be finalized now that the exact amount of the bond has been identified.

Following the approval of the Environmental Impact Statement in early September the Company has been working towards producing a feasibility study to secure project financing building upon the extensive work already completed on the project by Placer Dome  and later  Cambior Project & Construction Group for Industrias Infinito.  Geostat International Inc. has completed due diligence work in Costa Rica and is now completing a resource evaluation in compliance with Canadian National Instrument 43-101.  Micon International Limited will be responsible for the overall consolidation of the feasibility study and Golder Associates Ltd. will supply geotechnical services associated with the study.  Other consultants and contractors have been retained, both in Canada and Costa Rica, to assist the Company in planning and executing the development of the Crucitas project.

The Company continues to work with the small communities near the mine in Alejuela Province to ensure that community needs and concerns are addressed and to fulfill the commitments made in the Environmental Impact Statement and during the extensive Public Involvement Process.

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

Financings Subsequent to March 31, 2005

(a)

On May 20, 2005, 2,900,000 warrants of the Company were exercised by Exploram Enterprises Ltd., (“Exploram”), the Company’s controlling shareholder, at a price of $0.40 per warrant for proceeds of $1,160,000.

(b)   On June 3, 2005, 1,100,000 warrants of the Company were exercised by three warrant holders, at a price of $0.40 per warrant for proceeds of $440,000.

(c)   On September 12, 2005, 100,000 warrants of the Company were exercised by a warrant holder, at a price of $0.40 per warrant for proceeds of $40,000.

(d)   On October 14, 2005, 187,500 warrants of the Company were exercised by a warrant holder, at a price of $0.45 per warrant for proceeds of $84,375 (see (h) below).

(e)   On December 21, 2005, the Company borrowed $2,000,000 from Exploram. Interest was payable on the loan at a rate of 9.5% per annum, payable monthly. A 3% structuring fee was paid by the Company to Exploram. The loan was payable on demand after February 15, 2006 and was secured by a general security agreement over the Company’s assets. On March 2, 2006, the Company repaid  the loan (see (f) below).

(f)   On March 1, 2006, the Company completed a non-brokered private placement of a secured convertible debenture in the amount of $5,000,000 and a Special Right with Exploram.

The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31.  The principal amount outstanding under the convertible debenture may be: (i) converted into common shares at any time after January 31, 2007 at a price of $0.635 per share; and (ii) repaid by the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.  In addition, the Company has issued a Special Right under which, for every dollar of principal outstanding under the convertible debenture on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share.

The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of its subsidiaries.  The Company has agreed to pay Exploram a structuring fee of $90,000 in respect of the placement.

The convertible debenture, the Special Right and any securities issued thereunder issued are subject to a four  month hold period expiring on July 2, 2006.

(g)

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

(h) Of the Company’s 10,125,000  warrants issued on October 16, 2003 for a term of two years, 9,937,500 units expired on October 14, 2005 and 187,500 units were exercised at a price of $0.45 per unit (see (d) above).

(i)  Of the Company’s 2,000,000 warrants  issued on December 17, 2002 for a term of  two  years and further extended for a term of one year to December 17, 2005, 2,000,000 units expired on December 16, 2005.

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

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and directors.  The Company granted an aggregate of 1,050,000 stock options to the directors during the most recently completed financial year.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

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

See “Item 6.  Directors, Senior Management and Employees -- B.  Compensation” for further information about the above contractual arrangements.

During Fiscal 2005, the Company completed a non-brokered private placement in which 4,805,000 units were issued at a price of $0.32 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 per share until December 22, 2006.  The purchaser in this private placement was Exploram Enterprises Ltd., a subsidiary of Coril Holdings Ltd., the control person of the Company (see “-- Major Shareholders” above).

On May 20, 2005, 2,900,000 warrants of the Company were exercised by Exploram  at a price of $0.40 per warrant for proceeds of $1,160,000.

On December 21, 2005, the Company borrowed $2,000,000 from Exploram. Interest was payable on the loan at a rate of 9.5% per annum, payable monthly. A 3% structuring fee was paid by the Company to Exploram. The loan was payable on demand after February 15, 2006 and was secured by a general security agreement over the Company’s assets. On March 2, 2006, the Company repaid  the loan.

On March 1, 2006, the Company completed a non-brokered private placement of a secured convertible   debenture in the amount of $5,000,000 and a Special Right with Exploram.

The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31.  The principal amount outstanding under the convertible debenture may be: (i) converted into common shares at any time after January 31, 2007 at a price of $0.635 per share; and (ii) repaid by the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.  In addition, the Company has issued a Special Right under which, for every dollar of principal outstanding under the convertible debenture on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share.

The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of its subsidiaries.  The Company has agreed to pay Exploram a structuring fee of $90,000 in respect of the placement.

The convertible debenture, the Special Right and any securities issued thereunder issued are subject to a four  month hold period expiring on July 2, 2006.

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

ITEM 8

FINANCIAL INFORMATION

A.

Audited Financial Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the years ended March 31, 2005, 2004 and 2003, including an Independent Auditors’ Report dated July 14, 2005 except Notes 10(d) and 16 which are as of July 22, 2005 and Note 12 which is as of April 6, 2006. The following financial statements are included: Consolidated Balance Sheets as at March 31, 2005 and  2004; Consolidated Statements of Operations and Deficit for the Fiscal Years Ended March 31, 2005, 2004 and 2003; and Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2005, 2004 and 2003.  Also included are Notes to the Consolidated Financial Statements for the Fiscal Years Ended March 31, 2005, 2004 and 2003.  The Company’s audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 16 to the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

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

B.

Significant Changes

Properties

Subsequent to March 31, 2005, the Company reported the following developments concerning its Las Cristinas, Cerro Crucitas and other properties:

(a)  Las Cristinas, Venezuela -- Arbitration

As described under “Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Venezuela -- Las Cristinas Project -- International Arbitration,” on October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

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

(b)  Cerro Crucitas, Costa Rica -- Environmental Impact Statement

As described under “Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Costa Rica -- Cerro Crucitas Project -- Proposed Exploration Program,” in January 2005, the Company received a Resolution from SETENA directing the Company to prepare an Annex in order to provide clarification on specific questions identified by SETENA during the Environmental Impact Statement (EIS) review process.

The Company completed its detailed response to the issues required by SETENA in the Resolution of January 19, 2005.  In the last week of April 2005, the Company filed an Annex with SETENA which contains the Company’s responses. As discussed below, in September 2005 the Company received a Resolution from SETENA approving the EIS.

In April 2005, the Company also secured the rights to additional land that would be required for the tailings dam and tailings retention area in the current mining plan.  The Company now holds or controls the land required for the mine and related infrastructure.

On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the ICSID in Washington, D.C.  This action is to seek remedies from the Government of the Republic of Costa Rica for the effective denial of the benefits of the Company’s rights to develop the gold deposit located at Las Crucitas de Cutris (“Las Crucitas”) in San Carlos, Costa Rica.  In this claim, the Company is requesting the Arbitration Tribunal to restore the Company’s rights to develop the Las Crucitas property and pay monetary damages of US $5 million and legal and other administrative costs plus interest for lost profits.  In lieu of restitution Vannessa is seeking damages of US $276 million plus compound interest which includes out-of-pocket expenses of US $36 million plus lost profits of not less than US $240 million.  Although Vannessa is confident in the validity of its claims, there can be no assurance that it will be successful in any, or part, of its claims.

The SETENA has completed its review of the Company’s responses to questions arising from the public review process and the Environmental Impact Statement contained in the Annex filed with SETENA in late April 2005.

The rights to develop the property are held by the Company’s wholly owned Costa Rican subsidiary Industrias Infinito S.A. (“Industrias Infinito”).

On September 1, 2005, the Company, through its 100 percent owned subsidiary, Industrias Infinito S.A., received a Resolution from SETENA approving the Company’s Environmental Impact Statement (EIS) dealing with the Crucitas gold project.  The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License.  The approval is for the mining of the saprolite which is weathered and soft material overlying the unaltered rock below.  The saprolite makes up approximately one third of the resource and, the  environmental approval to mine the underlying hardrock will be requested in 2006.

On December 12, 2005, the Company, through its wholly owned subsidiary Industrias Infinito S.A., successfully concluded the environmental permitting process for its Crucitas gold project.  The final resolution (Resolución No 3638-2005-SETENA), was issued by SETENA on December 12, 2005.  The final resolution specified the amount of the required Environmental Performance Bond as US$ 600,000.  The Company has made preliminary arrangements for bonding to be put into place and this will be finalized now that the exact amount of the bond has been identified.

Following the approval of the Environmental Impact Statement in early September the Company has been working towards producing a feasibility study to secure project financing building upon the extensive work already completed on the project by Placer Dome  and later  Cambior Project & Construction Group for Industrias Infinito.  Geostat International Inc. has completed due diligence work in Costa Rica and is now completing a resource evaluation in compliance with Canadian National Instrument 43-101.  Micon International Limited will be responsible for the overall consolidation of the feasibility study and Golder Associates Ltd. will supply geotechnical services associated with the study.  Other consultants and contractors have been retained, both in Canada and Costa Rica, to assist the Company in planning and executing the development of the Crucitas project.

The Company continues to work with the small communities near the mine in Alejuela Province to ensure that community needs and concerns are addressed and to fulfill the commitments made in the Environmental Impact Statement and during the extensive Public Involvement Process.

(c)  Marudi Drilling Program

The Marudi drilling program was completed in mid April 2005 and analysis of data and geological interpretation is ongoing.  Line cutting is also ongoing on parts of the Marudi concession that was not included in the drilling program and on the adjacent Paint Mountain property.

(d)  Maple Creek

At Maple Creek the care and maintenance program continues along with light reclamation work and re-vegetation.  On July 14, 2005 the Company announced that it had purchased the 40 percent minority interest in Vanarde Mining Inc. for 1,500,000 common shares of Vannessa.  Vannessa now indirectly controls 100 percent of Vanarde Mining Inc.  This will allow the Company more flexibility in the future with respect to potential exploration and development in the entire Maple Creek\Potaro area and will simplify dealings for any other commercial activity connected with the area.

Financings Subsequent to March 31, 2005

(a)   On May 20, 2005, 2,900,000 warrants of the Company were exercised by Exploram Enterprises Ltd. (“Exploram”), the Company’s controlling shareholder, at a price of $0.40 per warrant for proceeds of $1,160,000.

(b)

On June 3, 2005, 1,100,000 warrants of the Company were exercised by three warrant holders, at a price of $0.40 per warrant for proceeds of $440,000.

(c)

On September 12, 2005, 100,000 warrants of the Company were exercised by a warrant holder, at a price of $0.40 per warrant for proceeds of $40,000.

(d)   On October 14, 2005, 187,500 warrants of the Company were exercised by a warrant holder, at a price of $0.45 per warrant for proceeds of $84,375 (see (h) below).

(e)   On December 21, 2005, the Company borrowed $2,000,000 from Exploram. Interest was payable on the loan at a rate of 9.5% per annum, payable monthly. A 3% structuring fee was paid by the Company to Exploram. The loan was payable on demand after February 15, 2006 and was secured by a general security agreement over the Company’s assets. On March 2, 2006, the Company repaid  the loan (see (f) below).

(f)   On March 2, 2006, the Company completed a non-brokered private placement of a secured convertible   debenture and a Special Right with Exploram.

The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31.  The principal amount outstanding under the convertible debenture may be: (i) converted into common shares at any time after January 31, 2007 at a price of $0.635 per share; and (ii) repaid by the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.  In addition, the Company has issued a Special Right under which, for every dollar of principal outstanding under the convertible debenture on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share.

The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of its subsidiaries.  The Company has agreed to pay Exploram a structuring fee of $90,000 in respect of the placement.

The convertible debenture, the Special Right and any securities issued thereunder issued are subject to a four month hold period expiring on July 2, 2006.

(g)  Regulatory approval was obtained to extend the expiry date of 1,700,000 share purchase warrants (the “First Warrants”) issued on August 26, 2002 and to extend the expiry date of 2,000,000 share purchase warrants (the “Second Warrants”) issued on August 28, 2002.  All Warrants currently entitle the holders to acquire one additional common share of the Company, the First Warrants at a price of $1.06 per share up until August 26, 2005, as extended on August 13, 2004, and the Second Warrants at a price of $0.89 per share up until August 28, 2005, as extended on August 13, 2004.

The Company extended the expiry date of the outstanding First Warrants to August 26, 2006 and the Second Warrants to August 28, 2006.  No other terms of the First Warrants or Second Warrants were amended.

(h) Of the Company’s 10,125,000  warrants  issued on October 16, 2003 for a term of two years, 9,937,500 units expired on October 16, 2005 (see (d) above).

(i)  Of the Company’s 2,000,000 warrants issued on December 17, 2002 for a term of  two  years and further extended for a term of one year to December 17, 2005, 2,000,000 units expired on December 16, 2005.

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

Since November 2004, the Company’s common shares have not been quoted on the OTC-BB because the Company had not filed its Annual Report on Form 20-F for its fiscal year ended March 31, 2004 (the “2004 Form 20-F”).  Pursuant to comments received from the Commission on the Company’s Annual Report on Form 20-F for its 2003 fiscal year, concerning, among other matters, auditor independence issues, the Company, which replaced its former auditors during its 2004 fiscal year, retained its current auditors in October 2004 to undertake re-audits of the Company’s financial statements for its fiscal years 2002 through 2003 inclusive.  These re-audits were completed and the 2004 Form 20-F was filed with the U.S. Securities and Exchange Commission on December 6, 2005.  Shortly following the filing of this 2005 Form 20-F, the Company plans to cause application to be made for its common shares to resume quotation on the OTC-BB.

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

E.

Taxation

Canadian Federal Income Tax Consequences

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company’s Common Shares who, for purposes of the Income Tax Act (Canada) and Income Tax Regulations (the “Canadian Act”), deal at arm’s length with the Company, hold Common Shares as capital property, and are not deemed to be residents of Canada at any time when holding Common Shares, do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada, are not tax exempt under the Canadian Act, are not financial institutions as defined in the Canadian Act that are subject to the “mark to market” rules in the Canadian Act and, are not insurers who carry on an insurance business in Canada and elsewhere. Such a purchaser is referred to in this discussion as a “shareholder”.

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

ITEM 15

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  As of March 31, 2005, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).

This is the initial filing of the Company’s Annual Report on Form 20-F for Fiscal 2005 (the “2005 Form 20-F”).  The Company’s initial filing with the Commission of its Annual Report on Form 20-F for Fiscal 2004 (the “Original 2004 Form 20-F”) was made in December 2005 and was followed by Amendment No. 1 thereto (“Amendment No. 1”) filed on March 6, 2006.  As discussed in the introductory portion of the Original 2004 Form 20-F under “Explanatory Note,” that filing (now as amended by Amendment No. 1) reflected modifications to the Company’s 2003 Annual Report on Form 20-F that the Company made in light of comments received from the Staff of the Commission in connection with its review of that report concerning, among other matters, auditor independence issues.  Also of particular significance, as noted by the Staff, because the Company had restated previously issued and audited financial statements, it was necessary for the Company to obtain a re-audit of that information for U.S. filing purposes.  The Company, which replaced its former auditors during its 2004 fiscal year, retained its current auditors in October 2004 to undertake re-audits of the Company’s financial statements for its fiscal years 2002 through 2003 inclusive.  These re-audits have been completed and the audited statements were filed with the Original 2004 Form 20-F.  The Company’s Audit Committee has been fully apprised of these developments on a timely basis.

Accordingly, as filing of the Original 2004 Form 20-F was first made in December 2005 and the initial filing of the 2005 Form 20-F is being made in April 2006, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not effective as of March 31, 2005 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

To remedy the situation and to avoid similar weaknesses in the future, the Company has taken a number of steps in addition to engaging the new auditors as noted.  The Company has hired permanent in-house personnel, including a Controller who was retained in February 2004.  The Controller works closely with the auditors, Company personnel, the Company’s Audit Committee and with the Company’s U.S. counsel to comply with disclosure requirements and ensure timeliness and accuracy of the Company’s filings with the Commission.  This effort is and will continue to be a priority of the Audit Committee.  Therefore, in connection with the preparation of the Original 2004 Form 20-F as amended by Amendment No. 1, and this 2005 Form 20-F, the Company believes that it has instituted controls and procedures to enable it to file future Annual Reports with the Commission on a timely basis.

Changes in Internal Control over Financial Reporting.  During the fiscal year ended March 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed to the Company by the Company’s principal accountants, Ernst & Young, LLP, Chartered Accountants (“E&Y”) with respect to services performed for each of the fiscal years ended March 31, 2005 (“Fiscal 2005”) and 2004 (“Fiscal 2004”), respectively, for audit fees, audit-related fees, tax fees and all other fees are set forth below, in thousands of dollars:

	Fiscal 2005	Fiscal 2004

Audit Fees (1)	$103	$ 87
Audit-Related Fees (2)	7	17
Tax Fees	-	-
All Other Fees	-	-
Totals	$110	$104

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements.

(2) “Audit-Related Fees” represent fees for assurance and related services with respect to regulatory filings.

The Company incurred additional audit and audit-related fees in Fiscal 2005 and Fiscal 2004 by other  independent accountants who assisted the Company’s principal accountants.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2005 were pre-approved by the Audit Committee.  The Audit Committee reviews whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

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

ITEM 16E              PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND

                                AFFILIATED PURCHASERS

The Company made no purchases of its equity securities during the fiscal year ended March 31, 2005.

PART III

ITEM 17

FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Financial Statements

Years Ended March 31, 2005, 2004 and 2003

(In Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Directors of

Vannessa Ventures Ltd.

We have audited the consolidated balance sheets of Vannessa Ventures Ltd. as at March 31, 2005 and 2004, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Vannessa Ventures Ltd. as at March 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2005 in conformity with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP

Vancouver, Canada

Chartered Accountants

July 14, 2005 except Notes 10 (d) and 16 which are

as of July 22, 2005 and Note 12 which is as of April 6, 2006

Comments by Auditors for U.S. Readers
on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to these consolidated financial statements. Our report to the Directors dated July 14, 2005 except Notes 10 (d) and 16 which are as of July 22, 2005 and Note 12 which is as of April 6, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent auditor when these are adequately disclosed in the financial statements.

/s/ Ernst & Young LLP

Vancouver, Canada

Chartered Accountants

July 14, 2005 except Notes 10 (d) and 16 which are

as of July 22, 2005 and Note 12 which is as of April 6, 2006.

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Balance Sheets

March 31, 2005 and 2004

(In Canadian Dollars)

	2005	2004
	- $ -	- $ -
A S S E T S

Current
Cash	$ 1,062,716	$ 232,479
Short term investments	-	4,344,575
Amounts receivable	179,779	70,808
Prepaid expenses	52,755	43,908
	1,295,250	4,691,770
Capital Assets (Note 4)	553,362	580,536
Mineral Interests (Note 5)	6,533,625	5,821,061
	$ 8,382,237	$ 11,093,367
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (Note 7)	$ 888,816	$ 992,926

S H A R E H O L D E R S’ E Q U I T Y
Share Capital (Note 6)	43,100,845	41,053,245
Contributed Surplus (Note 8)	2,082,113	1,394,060
Deficit	(37,689,537)	(32,346,864)
	7,493,421	10,100,441
	$ 8,382,237	$ 11,093,367

Nature of Operations (Note 1)

Commitments (Note 13)

Contingency (Note 14)

Subsequent Events (Note 10)

On behalf of the Board:

“John Morgan” (Director)

“George Chapel” (Director)

-See Accompanying Notes-

VANNESSA VENTURES LTD. (an exploration stage company) Consolidated Statements of Operations and Deficit Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

	2005	2004	2003
Expenses
Amortization	$ 40,648	$ 24,570	$ 63,189
Automotive	112	9,776	8,014
Bank charges and interest	13,221	9,568	12,856
Consulting (Note 7)	389,580	415,935	254,931
Insurance	10,750	23,318	41,290
Investor relations	90,299	61,336	606,220
Management fees (Note 7)	-	113,640	113,220
Office and miscellaneous	72,992	44,447	46,520
Office wages and services	470,542	225,522	126,355
Professional fees	414,243	212,495	154,721
Rent	80,417	100,208	106,238
Telephone	25,448	40,404	49,913
Transfer agent and listing fees	26,298	38,483	49,977
Travel and accommodation	80,310	92,653	188,326
	(1,714,860)	(1,412,355)	(1,821,770)
Other Items
Impairment of mineral interests (Note 5)	(2,824,335)	(4,160,561)	(6,824,981)
Loss on disposal of mineral interests (Note 3)	(220,901)	-	-
Stock-based compensation (Note 8)	(624,736)	(454,671)	(700,004)
Gain(loss) on disposal of capital assets (Note 5(d (ii)))	-	392,515	(77,214)
Interest income	42,159	54,030	88,665
	(3,627,813)	(4,168,687)	(7,513,534)
Net loss for year	(5,342,673)	(5,581,042)	(9,335,304)
Deficit, beginning of period	(32,346,864)	(26,765,822)	(17,430,518)

Deficit, end of period	$ (37,689,537)	$ (32,346,864)	$(26,765,822)

Net loss per share – basic and diluted	$ (0.07)	$ (0.09)	$ (0.18)
Weighted average number of common shares outstanding – basic and diluted	76,875,180	60,431,353	51,249,109

-See Accompanying Notes-

VANNESSA VENTURES LTD. (an exploration stage company) Consolidated Statements of Cash Flows Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

	2005	2004	2003

Operating activities
Net loss for the year	$ (5,342,673)	$ (5,581,042)	$ (9,335,304)
Items not involving cash:
Amortization	40,648	24,570	63,189
(Gain) loss on disposal of capital assets	-	(392,515)	77,214
Stock based compensation	624,736	454,671	700,004
Loss on disposal of mineral interests	220,901	-	-
Impairment of mineral interests	2,824,335	4,160,561	6,824,981

	(1,632,053)	(1,333,755)	(1,669,916)

Changes in non-cash working capital items
Amounts receivable	(108,913)	(23,499)	57,294
Prepaid expenses	(8,847)	14,218	133,209
Accounts payable	(102,119)	(134,255)	(20,237)

Cash used in operating activities	(1,851,932)	(1,477,291)	(1,499,650)

Investing activities
Sale (purchase) of short term investments	4,344,575	(4,344,575)	-
Purchase of capital assets	(88,748)	(77,988)	(11,758)
Proceed on disposal of mineral interests (Note 3)	107,820	-	-
Proceeds on disposal of capital assets	-	392,515	48,000
Mineral interests expenditures (net of recoverable)	(3,729,078)	(3,115,319)	(4,265,833)

Cash provided by (used in) investing activities	634,569	(7,145,367)	(4,229,591)

Financing activities
Shares issued for cash (Note 6)	2,047,600	8,283,500	5,205,000
Restricted cash	-	-	95,000
Bank loan	-	-	(326,667)

Cash provided by financing activities	2,047,600	8,283,500	4,973,333

Increase (decrease) in cash	830,237	(339,158)	(755,908)
Cash, beginning of period	232,479	571,637	1,327,545

Cash, end of period	$ 1,062,716	$ 232,479	$ 571,637

-See Accompanying Notes-

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, “Enterprises in the Development Stage”, and is engaged in the acquisition and exploration of mineral interests. For United States generally accepted accounting principle purposes, the Company is defined as an exploration stage enterprise (see Note 16 (a) (vi)).

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

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Amortization (continued)

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above (Note 4).

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

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests and Exploration Costs (continued)

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

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests and Exploration Costs (continued)

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

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Loss per share (continued)

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

(h)

Risk Management

The Company does not use derivative instruments to reduce its exposure to credit, foreign currency, interest rate or cash flow risks.

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions. Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Future Income Taxes

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

Net future tax assets are subject to valuation allowances when it is more likely than not they will be realized in the future.

(j)

Stock-based compensation and other stock-based transactions

The Company grants stock options to executive officers, directors, employees and consultants and records the fair value of all awards as a credit to contributed surplus. The Company is allocating the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to mineral interests for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

(k)

Allowance for doubtful accounts

In a prior year, the Company established an allowance for doubtful accounts of $83,888 (2004 – $83,888; 2003 – $83,888) related to receivables of a Venezuelan subsidiary (Minca, see Note 5). The allowance was established on a specific account basis and is still in place.

(l)

Financial instruments

Financial instruments include cash and short term investments, accounts receivable, and accounts payable.  Carrying value of all instruments approximates fair value due to their short term nature.

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.  Cash equivalents are recorded at the lower of cost plus accrued interest and market.

(n)

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments.  Short-term investments are recorded at the lower of cost plus accrued interest and market.

3.

DISPOSAL OF MINERAL INTERESTS

(a)

During the year ended March 31, 2005, the Company disposed of its mineral interests in the La Fe/Yuruan/Kilometre 88 region located in Venezuela due to negative political environment following the initiation of International Arbitration against the Venezuelan Government regarding the Company’s Las Cristinas property. (Note 5 (d)(i))

The loss on disposal of these concessions is as follows:

$
Acquisition costs	902,251
Accumulated exploration expenditures	2,540,233
Accumulated impairment charges	(3,113,763)
Net book value	328,721
Cash proceeds of disposition	(107,820)
Loss on disposition	220,901

(b)

The concessions located in the Kilometre 88 region were returned to Boralis Holdings A.V.V. for nil proceeds and consideration to pay the Company 80% of all future net benefits realized from these concessions. No value has been attributed to future consideration. (Note 7)

The disposition of these concessions will relieve the Company from costs associated with maintaining and continuing the development process required in order to hold concessions in Venezuela. (Note 5 (d)(i))

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

4.

CAPITAL ASSETS

	2005			2004
Assets in use:	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 88,976	$ 52,590	$ 36,386	$ 38,474
Computer software	52,253	52,253	-	-
Office furniture and equipment	228,171	150,873	77,298	83,095
Exploration and processing equipment	814,044	630,533	183,511	201,103
Vehicles	314,623	240,798	73,825	75,522
	1,498,067	1,127,047	371,020	398,194
Assets not in use:
Exploration and processing equipment	182,342	-	182,342	182,342
	$ 1,680,409	$ 1,127,047	$ 553,362	$ 580,536

Amortization of exploration equipment not in use has not been recorded in the current or prior year. Assets not in use are being held for future use or resale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, the net recoverable value of capital assets not in use exceeds their carrying value.

5.

MINERAL INTERESTS

A summary of the carrying values of the Company’s mineral interests by areas of interest is as follows:

	2005	Current Expenditure	2004
BRAZIL
Parima
Acquisition costs	$ 1	$ -	$ 1
Exploration costs	60,603	3,629	56,974
Impairment charges	(60,603)	(3,629)	(56,974)
Total – Brazil	1	-	1
COSTA RICA
Crucitas Gold Project
Acquisition costs	2,669,504	269,932	2,399,572
Exploration costs	4,453,540	991,868	3,461,672
Impairment charges	(2,621,737)	(991,868)	(1,629,869)
Total – Costa Rica	4,501,307	269,932	4,231,375
GUYANA
Maple Creek Concessions
Exploration costs (net of recoveries)	4,480,899	1,193,377	3,287,522
Impairment charges	(3,435,451)	(1,193,377)	(2,242,074)
Dedicated capital assets (Note 5 (c) (i))	1,915,797	(434,390)	2,350,187
Diamond inventory from bulk sampling	65,481	56,361	9,120
	3,026,726	(378,029)	3,404,755
Less: contributed by joint venturer	(2,999,304)	-	(2,999,304)
	27,422	(378,029)	405,451
Potaro Concessions
Acquisition costs	54,378	-	54,378
Exploration costs (net of recoveries)	3,291,144	53,701	3,237,443
Diamond inventories from bulk sampling	41,170	-	41,170
Impairment charges	(3,286,692)	(53,701)	(3,232,991)
	100,000	-	100,000

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

Marudi Mountain Gold Project
Acquisition costs	144,000	-	144,000
Exploration costs	1,659,979	820,662	839,317
	1,803,979	820,662	983,317
South Guyana – Paint Mountain
Acquisition costs	218,557	-	218,557
Exploration costs	448,246	-	448,246
Impairment charges	(576,042)	-	(576,042)
	90,761	-	90,761
Total – Guyana	2,022,162	442,633	1,579,529
VENEZUELA
La Fe / Yuruan / Kilometre 88
Acquisition costs	-	(902,251)	902,251
Exploration costs	-	(2,211,512)	2,211,512
Impairment charges	-	3,113,762	(3,113,762)
	-	(1)	1

Las Cristinas
Acquisition costs	122,635	-	122,635
Carrying costs	4,499,235	581,760	3,917,475
Impairment charges	(4,611,715)	(581,760)	(4,029,955)
	10,155	-	10,155
Total - Venezuela	10,155	(1)	10,156
TOTAL – MINERAL INTERESTS	6,533,625	712,564	$ 5,821,061

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

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(a)

Brazil (continued)

Due to continuing uncertainties over the process of changing laws to accommodate future mining in the region, management is recording impairment charges sufficient to reduce the carrying value of its interest to a nominal amount.

As at year end, the region remains closed to mining.  The Company intends to pursue the interests in the region and monitor the legal process.

(b)

Costa Rica

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

Acquisition costs are comprised of the following:

$
A cash payment	25,000
Issuance of 250,000 common shares	287,500
Payment of certain trade payables	619,976
Staged payments totaling $ 1,000,000 US	1,487,932
A December 31, 2004 payment finalizes all initial acquisition obligations.
Interest on staged payments	133,470
Finder’s fee of 80,000 common shares	92,000
Acquisition fees and other costs	23,626
Payment of a net smelter royalty of 1% on all production from start-up to a maximum of $20 million U.S. and $3 million U.S. to the vendors.
2,669,504

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(b)

Costa Rica (continued)

The Company has explored the property to a stage where full production is intended and is awaiting receipt of an environmental permit. On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The decree was enacted and states that any rights legally acquired prior to the proposed decree will be respected. The Company holds exploitation rights with approvals prior to the decree. In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the legislation prohibiting open pit mining. In October of 2003 the environmental protection ministry in Costa Rica, or SETENA, ruled that the process to obtain an environmental permit for Crucitas could recommence. The Company and its consultants advanced the process during the year and a public meeting was held on July 31, 2004 in the village of Copavega near the proposed mining site. The SETENA is in the process of reviewing the application.

In December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment, or SETENA, and the President of the Republic, ruled that the Resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica. The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica. The ruling did not take into consideration that the Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits. In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit. Since changes in the law are not retroactive, the Company believes the status of its Exploitation Permit should not be impacted.

At March 31, 2005, the Technical Review Committee of the Ministry of Environment had not approved the Environmental Assessment Study for the project. The receipt of the Environmental Permit is not assured. Should the permit not be received the reported carrying value may not reflect actual value.

The Company has notified the Canadian Government and Costa Rican Government it will maintain its option to pursue the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries. (Note 10 (d))

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(b)

Costa Rica (continued)

After reviewing the Company’s interest in the project, management is continuing to record an impairment charge for current expenditures incurred during the year even though there has been an advancement of the approval process.

(c)

Guyana

(i)

Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

	2005			2004
	Cost	Amortization	Net	Net
Exploration equipment	$ 1,851,683	$ 709,282	$ 1,142,401	$ 1,393,534
Processing plant	1,043,544	336,052	707,492	902,015
Vehicles	136,920	71,016	65,904	54,638
	$ 3,032,147	$ 1,116,350	$ 1,915,797	$ 2,350,187

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000) to develop and mine two of the Company’s properties located in the Potaro Mining District #2 through an operating company, Vanarde Mining Inc. (“Vanarde”). The Company agreed to assign 100% of the mining rights of the two properties to Vanarde in return for 60% of the outstanding shares of Vanarde.

Pursuant to this agreement, advances totaling $2,999,304 have been received from the joint venture participant, net of finders’ fees. This advance was designated to acquire specific capital assets and to undertake exploration programs. Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions. In prior years, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan. Until the bulk sampling indicates economic values, the Company is recording an impairment charge relating to current expenditures equal to costs incurred during the year.

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(c)

Guyana (continued)

(i)

Maple Creek Concessions (continued)

Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution. (Note 10 (c))

(ii)

Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

Cash payment $29,000 US	$ 42,828
Finder’s fee of 15,000 common shares	11,550
$ 54,378

After a review of plans and operations in this area, management is continuing to record impairment charges to reduce the carrying value to estimated recoverable value.

(iii)

Marudi Mountain

In December 1998, the Company signed a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter agreement has been replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

350,000 common shares	$ 140,000
A finder’s fee of 10,000 shares	4,000
$ 144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production. See also Note 13 (c).

In March 2002, the Company entered into a joint venture agreement to develop and mine the Marudi Mountain saprolite mineral interest through a proposed new company (“Newco”) to be registered.

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(c)

Guyana (continued)

(iii)

Marudi Mountain (continued)

The agreement was cancelled during the year ended March 31, 2004 by mutual consent and the initial payment previously received in the amount of $114,480 was refunded.

On September 1, 2004 the Company received an Environmental Permit from the Guyanese Environmental Protection Agency giving environmental approval for mining in the Marudi area subject to certain conditions.

(iv)

Paint Mountain

In July 2003, the Company, through a wholly owned subsidiary, Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain. In September of 2004 the Company was granted a Prospecting License by the Guyana Geology and Mines Commission granting the Company exclusive rights to occupy and explore approximately 32.92 square kilometers of territory adjacent to the Marudi property. Exploration plans in this regard are being evaluated by management for future implementation.

(d)

Venezuela

(i)

La Fe / Yuruan / Kilometre 88

Disposal

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within Bolivar State. During the year, management disposed of these concessions for proceeds of $107,820. (Note 3 (a))

(ii)

Las Cristinas

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

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(d)

Venezuela (continued)

(ii)

Las Cristinas (continued)

Acquisition (continued)

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

Since 1992, Placer Dome Inc., through its subsidiaries had funded Minca to conduct extensive exploration and development programs at a cost of approximately of $170 million U.S. to identify gold reserves of 11.5 million ounces, develop mining feasibility studies and development programs for the concessions. Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas (see Carrying Costs below).

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(d)

Venezuela (continued)

(ii)

Las Cristinas (continued)

Acquisition (continued)

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

International Arbitration

On July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. Accordingly, as part of the requirements for entering into the process of International Arbitration, the Court proceedings relating directly to the dispute between the Venezuelan government, CVG and Vannessa in Venezuela have been waived.

Vannessa and its Venezuelan subsidiaries are claiming:

•

CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.

•

Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company, are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

•

It has, or should have continuing rights to all concessions or be compensated for all expenditures incurred to date plus interest as well as lost profits.

Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(d)

Venezuela (continued)

(ii)

Las Cristinas (continued)

International Arbitration (continued)

On July 8, 2004 the Company filed a Request for International Arbitration alleging that Venezuela was in breach of the Bilateral Investment Treaty in place between Venezuela and Canada. On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property (Note 14).

Carrying costs

During the year, carrying costs relating to Minca’s mineral interests comprised the following:

	2005	2004

Administrative salaries	$ 72,160	$ 179,385
Community relations	39,053	68,871
General administration	138,586	82,382
Legal costs	259,226	250,482
Rent, utilities and taxes	52,837	27,557
Travel	19,898	46,756
	$ 581,760	$ 655,433

Due to the Company’s ongoing disputes outlined above, management is continuing to record impairment charges equal to the carrying costs incurred for its Las Cristinas interest.

Disposal of Capital Asset

In 2004, the Company disposed of a capital asset located in the United States acquired as part of the Placer Dome de Venezuela C.A. acquisition for proceeds of $392,515. The asset had been idle, had not been used in operations and had no value assigned to it on the acquisition of Placer Dome de Venezuela C.A. Accordingly, a gain of $392,515 was recorded in income during the year ended March 31, 2004.

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

6.

SHARE CAPITAL

The Company’s authorized and issued share capital is as follows:

	2005		2004
	Number		Number
	of Shares	Value	of Shares	Value
Authorized
250,000,000 common shares without par value
Issued
Balance, beginning of year	75,051,353	$ 41,053,245	54,501,353	$ 32,749,745
Private placement (a)	4,805,500	1,537,760	4,300,000	1,505,000
Options exercised (b)	170,000	47,600	200,000	56,000
Private placement (c)	-	-	13,500,000	5,400,000
Private placement (d)	1,444,500	462,240	2,500,000	1,350,000
Mineral properties (e)	-	-	50,000	20,000
Finder's fee (cash)	-	-	-	(27,500)
Balance, end of year	81,471,353	$ 43,100,845	75,051,353	$ 41,053,245

During the year ended March 31, 2005, transactions relating to share capital were as follows:

(a)

Pursuant to a non-brokered private placement, 4,805,000 (2004 – 4,300,000) units were issued at a price of $0.32 (2004 - $0.35) per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.40) per share until December 22, 2006 (2004 – June 4, 2005 (Note 10 (a)).

(b)

 Stock options totaling 170,000 (2004 – 200,000) were exercised at a price of $0.28 (2004 - $0.28) per share.

(c)

 Pursuant to a non-brokered private placement in 2004, 13,500,000 units were issued at a price of $0.40 per unit. Each unit consists of one common share and three quarters of one warrant entitling the holder to purchase one additional share at a price of $0.45 per share until October 15, 2005.

(d)

 Pursuant to a non-brokered private placement, 1,444,500 (2004 – 2,250,000) units were issued at a price of $0.32 (2004 - $0.60) per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.66) per share until January 7, 2007 (2004 – February 17, 2006). A finder’s fee of $nil (2004 - $27,500) was paid pursuant to this financing.

(e)

 In fiscal 2004 and pursuant to a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in Guyana, a final payment of 50,000 common shares were issued to the vendor at the price established at the date of the agreement of $0.40 per share (Note 5 (c) (iii)).

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

6.

SHARE CAPITAL (Continued)

The Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2003	2,025,000	$0.94	4.07
Granted	1,875,000	$0.28
Exercised	(200,000)	$0.28
Expired	(200,000)	$(0.85)
Balance – March 31, 2004	3,500,000	$0.64	3.57
Granted	1,630,000	$0.28
Exercised	(170,000)	$0.28
Expired	(210,000)	$(0.85)
Balance – March 31, 2005	4,750,000	$0.64	3.29

At March 31, 2005, the Company had share purchase options outstanding to directors and employees as follows:

Outstanding	Exercise price	Expiry date
110,000	$0.96 per share	May 17, 2005
165,000	$0.95 per share	July 4, 2006
1,400,000	$0.95 per share	July 4, 2007
1,270,000	$0.28 per share	August 25, 2008
175,000	$0.64 per share	March 11, 2009
1,630,000	$0.45 per share	September 2, 2009
4,750,000

The Company entered into transactions relating to share purchase warrants as follows:

	Warrants Outstanding	Exercise Price	Expiry Date	Weighted Average Remaining Life
Balance – March 31, 2003	6,780,000
	4,300,000	0.40	June 4/05	0.03
	10,125,000	0.45	Oct. 16/05	0.19
	2,500,000	0.66	Feb. 18/06	0.08
Balance – March 31, 2004	23,705,000			1.21
	4,805,500	0.40	Dec. 22/06	0.28
	1,444,500	0.40	Jan. 7/07	0.09
	(300,000)	2.00	May 22/04
Balance – March 31, 2005	29,655,000			0.78

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

6.

SHARE CAPITAL (Continued)

Regulatory approval was obtained for the extension of the expiry dates relating to the following share purchase warrants:

(a)

2,000,000 warrants with an expiry date of December 17, 2004 have been extended to December 17, 2005; the exercise price is $0.50 per share.

(b)

780,000 warrants with an expiry date of February 18, 2005 have been extended to February 18, 2006; the exercise price is $1.15 per share.

As at March 31, 2005, there were no escrow shares outstanding or voluntary pooling arrangements.

7.

RELATED PARTY TRANSACTIONS

Accounts payable includes an amount due of $nil (2004 - $8,300) to a company controlled by a Director.

During the year, the Company incurred expenditures for consulting services from two companies controlled by two Directors. The expenditures were allocated as follows:

	2005	2004	2003
Charged to head office administration	$ 60,000	$ 140,016	$ 139,596
Charged mineral interests	89,280	191,697	191,262
	$ 149,280	$ 331,713	$ 330,858

Both agreements are on a month-to-month basis and will remain in force from year to year until such time as notice of termination is given by either party.

Stock-based compensation related to options awarded to directors of the Company totaled $506,543 (2004 - $387,104).

Effective November, 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which a Director has an interest. Consideration for this transaction is an agreement for Boralis to pay the Company 80% of all net benefits realized from these properties (Note 3).

Related party transactions have been recorded at their exchange amount.

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

8.

CONTRIBUTED SURPLUS

During the year, the Company granted 1,630,000 (2004 – 1,875,000; 2003 - 1,720,000) stock options to directors and employees.  Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.42 (2004 - $0.28) per option for a total value of $688,053 (2004 - $527,868; 2003 - $866,192) of which $624,736 (2004 - $454,671: 2003 - $700,004) was charged to operations and $63,317 (2004 - $73,197; 2003 - $166,188) was allocated to mineral interests.

Assumptions used in this model were as follows:

	2005	2004	2003
Risk free interest rate	2.63%	3.89%	4.21%
Dividend yield	-	-	-
Volatility factor	121%	91%	45.75%
Expected option life	5 years	5 years	5 years

The continuity of contributed surplus is as follows:
Balance, beginning of year	$ 1,394,060	$ 866,192	$ -
Value of stock-based compensation granted	688,053	527,868	866,192
Balance, end of year	$ 2,082,113	$ 1,394,060	$ 866,192

9.

NON-CASH ITEMS EXCLUDED FROM CASH FLOWS

The following non-cash amounts have been excluded from mineral interests and share capital on the statements of cash flows:

	2005	2004	2003
Mineral interests
Stock-based compensation	$ 63,317	$ 73,197	$ 166,188
Amortization of capital assets used in exploration	515,104	512,952	183,156
Shares issued for the acquisition of mineral interests	-	20,000	40,000
	$ 578,421	$ 606,149	$ 389,344

Share capital
Shares issued for the acquisition of mineral interests	$ -	$ 20,000	$ 40,000

10.

SUBSEQUENT EVENTS

(a)

In May and June 2005, the Company received a total of $1,600,000 upon the exercise of 4,000,000 share purchase warrants at a price of $0.40 per share. The warrants relate to a private placement of 4,300,000 units undertaken by the Company in June 2003. The remaining 300,000 warrants expired unexercised.

(b)

The International Centre for Settlement of Investment Disputes in Washington, D.C., has scheduled the first meeting of the Arbitral Tribunal relating to the Company’s arbitration against the Bolivarian  Republic of Venezuela  regarding the

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

10.

SUBSEQUENT EVENTS (Continued)

(b)

Las Cristinas gold and copper property. The Secretary of the Tribunal has informed the Company this meeting will be held on July 29, 2005 in London, England.

(c)

On July 14, 2005, the Company announced it had reached an agreement to acquire the 40% minority interest in Vanarde Mining Inc. (VMI”) for 1,500,000 common shares. VMI is the holder of the mining rights to the Maple Creek concessions located in Guyana.

(d)

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

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

11.

SEGMENTED INFORMATION

	2005	2004	2003
Identifiable assets by geographical location are as follows
Canada	$ 1,116,362	$ 4,700,703	$ 701,754
Brazil	8,944	8,944	8,944
Costa Rica	4,785,724	4,458,220	4,220,620
Guyana	2,359,667	1,754,909	2,690,885
Venezuela	111,540	170,591	355,093
	$ 8,382,237	$ 11,093,367	$ 7,977,296

12.

POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company’s Canadian tax-effected future income tax assets in accordance with corporate income tax filings  are made up as follows:

	2005	2004	2003
Future income tax assets:
Non-capital losses carried forward	$ 8,190,001	$ 6,689,712	$ 5,607,610
Property plant and equipment	1,504,470	1,522,597	1,426,083
Mineral property interests	2,323,247	2,323,247	2,323,247

	12,017,718	10,535,556	9,356,940

Estimated Tax Rate	37%	37%	37%

Subtotal	4,446,556	3,898,156	3,462,068

Capital losses carried forward (est. tax rate of 25%)	3,133,783	2,281,016	2,281,016

Future income tax assets before valuation	7,580,339	6,179,172	5,743,084

Valuation allowance	(7,580,339)	(6,179,172)	(5,743,084)
Net Future income tax assets	$ -	$ -	$ -

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

At March 31, 2005 the Company has non-capital losses remaining to be carried forward of approximately $8,190,000 (2004 - $6,690,000; 2003 - $5,608,000) which may be available to offset future income for income tax purposes.  These losses expire over the next seven years.  The Company’s foreign exploration and development expenses approximating $2,323,000 (2004 - $2,323,000; 2003 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit.  In addition the Company has capital losses of approximately $12,535,000 (2004 - $9,124,000; 2003 - $9,124,000) which can be carried forward indefinitely and may be available to offset future capital gains.  Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.,

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

13.

COMMITMENTS

(a)

Effective March 1, 2004, the Company moved its head office to Calgary, Alberta and entered into a lease agreement for office premises in its new location for a period of three years at a cost of $49,457 per annum.

(b)

The Company entered into a lease agreement expiring March 31, 2005 for its premises in Guyana requiring lease payments of $19,200 U.S. per year. The lease was renewed, effective April 1, 2005, for another one year term at a cost of $19,200 U.S. per year.

(c)

The Company has a commitment of approximately $50,000 to complete the exploration drilling program at Marudi, Guyana which was scheduled to be completed by mid April 2005.

14.

CONTINGENCY

Matters detailed in Note 5 (d)(ii) relating to the Company’s holdings in Mineras de Las Cristinas S.A. (Minca) in Venezuela and in Note 10 (d) relating to the Company’s Las Crucitas project in Costa Rica, create uncertainty as to the ultimate assets and liabilities that may be realized.

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

15.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation.

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP

(a)

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which differ in certain material respects from US GAAP.  Material differences between Canadian GAAP and US GAAP and their effects on the Company’s financial statements are summarized in the tables below (certain comparative figures have been reclassified to conform with the current year’s presentation).

	2005	2004	2003
	$	$	$
Mineral interests (i) (ii)
Under Canadian GAAP	6,533,625	5,821,061	6,693,211
Deferred exploration expenditures	(18,893,646)	(17,460,161)	(14,172,873)
Deferred exploration impairment	14,351,964	13,739,141	9,828,579
Contributions from joint venture participant	2,999,304	2,999,304	2,999,304
Accumulated amortization of dedicated capital assets	(585,621)	(747,134)	(845,891)
Advances from joint venture participant	-	-	114,480
Under US GAAP	4,405,626	4,352,211	4,616,810

Liabilities
Under Canadian GAAP	888,816	992,926	1,127,181
Advances from joint venture participant	-	-	114,480
Under US GAAP	888,816	992,926	1,241,661

Minority interest (ii)
Under Canadian GAAP	-	-	-
Contributions from joint venture participant	2,999,304	2,999,304	2,999,304
Joint venture participant’s share of deferred exploration expenditures	(1,792,360)	(1,315,009)	(902,520)
Joint venture participants share of accumulated amortization of dedicated capital assets (i)	(680,788)	(563,011)	(420,600)
Under US GAAP	526,156	1,121,284	1,676,184

Deficit
Under Canadian GAAP	(37,689,537)	(32,346,864)	(26,765,822)
Deferred exploration expenditures	(18,893,646)	(17,460,161)	(14,172,873)
Deferred exploration impairment	14,351,964	13,739,141	9,828,579
Joint venture participant’s share of deferred exploration costs	1,792,360	1,315,009	902,520
Joint venture participants share of accumulated amortization of dedicated capital assets	680,788	563,011	420,600
Accumulated amortization of dedicated capital assets	(585,621)	(747,134)	(845,891)
Compensation expense on escrow shares (iv)	(416,957)	(416,957)	(358,262)
Under US GAAP	(40,760,649)	(35,353,955)	(30,991,149)

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

	2005	2004	2003
	$	$	$
Contributed surplus
Under Canadian GAAP	2,082,113	1,394,060	866,192
Compensation expense on escrow shares (iv)	416,957	416,957	358,262
Under US GAAP	2,499,070	1,811,017	1,224,454

Shareholders’ equity
Share capital	43,100,845	41,053,245	32,749,745
Contributed surplus	2,499,070	1,811,017	1,224,454
Deficit under US GAAP	(40,760,649)	(35,353,955)	(30,991,149)
Shareholders’ equity under US GAAP	4,839,266	7,510,307	2,983,050

Net loss for the year
Under Canadian GAAP	(5,342,673)	(5,581,042)	(9,335,304)
Deferred exploration expenditures (i)	(1,433,485)	(3,287,288)	(4,314,411)
Deferred exploration impairment (i)	612,823	3,910,562	6,303,591
Minority interests (ii)	595,129	554,899	652,220
Amortization of dedicated capital assets (i)	161,512	98,757	(214,088)
Compensation expense on escrow shares (iv)	-	(58,695)	(120,439)
Under US GAAP	(5,406,694)	(4,362,807)	(7,028,431)

Basic and diluted loss per share under US GAAP	(0.07)	(0.07)	(0.14)

Weighted average number of common shares
outstanding under US GAAP	76,875,180	60,365,956	50,976,779

Comprehensive loss
Net loss for the year under US GAAP	(5,406,694)	(4,362,807)	(7,028,431)
Comprehensive income (v)	-	-	-
Comprehensive loss under US GAAP	(5,406,964)	(4,362,807)	(7,028,431)

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

	2005	2004	2003
	$	$	$
Consolidated statements of cash flows
Operating activities
Cash used under Canadian GAAP	(1,851,932)	(1,477,291)	(1,499,650)
Advance received from joint venture partner	-	-	114,480
Exploration expenditures	(918,381)	(2,774,336)	(4,131,255)
Cash used in operating activities under US GAAP	(2,770,313)	(4,251,627)	(5,516,425)

Investing activities
Cash provided (used) under Canadian GAAP	634,569	(7,145,367)	(4,229,591)
Exploration expenditures	918,381	2,774,336	4,131,255
Contributions from joint venture partners	-	-	(114,480)
Cash provided by (used in) investing activities under US GAAP	1,552,950	(4,371,031)	(212,816)

Financing activities
Cash provided under Canadian GAAP	2,047,600	8,283,500	4,973,333
Minority interests	-	-	-
Cash provided by financing activities under US GAAP	2,047,600	8,283,500	4,973,333

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

Capital assets dedicated to specific exploration properties as disclosed in Note 5 (c)(i) are categorized under deferred exploration costs and are capitalized for US GAAP purposes because they retain the character of capital assets. For Canadian GAAP purposes, assets are amortized when in use, and for US GAAP purposes amortization commences when the assets are available for use.

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

(ii)

Minority interest

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

Under US GAAP, escrow shares that are released upon the Company meeting certain performance criteria are considered contingently issuable.  These escrow shares are excluded from the computation of weighted average number of common shares outstanding.  The difference between the fair value of the escrow shares at

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

(iv)

Escrow Shares (Continued)

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

(vi)

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

(vii)

Income Tax

Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of deferred income taxes.  This difference in Canadian GAAP and US GAAP did not have any effect on the financial position

VANNESSA VENTURES LTD. (an exploration stage company) Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005, 2004 and 2003 (In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

(vii)

Income Tax (Continued)

or the results of operations of the Company for the years ended March 31, 2005, 2004, and 2003.

(b)

Recent Accounting Pronouncements

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

ITEM 18

FINANCIAL STATEMENTS

See Item 17.

ITEM 19

EXHIBITS

The following exhibits are attached and incorporated herein:

Description of Document
1.1	Notice of Articles, dated September 23, 2004 -- Incorporated by Reference to Form 20-F 2004 Annual Report --
1.2	Articles -- Incorporated by Reference to Form 20-F 2004 Annual Report --
4.1	Stock Option Plan of Vannessa Ventures Ltd. dated August 12, 2003 --Incorporated by Reference to Form 20-F 2004 Annual Report --
4.2

Letter agreement dated October 26, 1996 between Vannessa Ventures Ltd. and Mineraçao Parima Ltda. of Boa Vista, Brazil pursuant to which the Company was granted the right to earn up to an 85% interest in the Parima Concessions (if and when the Brazilian government lifts the restrictions currently in place and issues exploration licences) by making a US $30,000 payment to Mineraçao Parima.

              -- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.3

Joint venture agreement dated October 17, 1997, as amended September 20, 1998 between Vannessa (Guyana) Inc. and Michael Viera of Georgetown, Guyana (“Viera”) pursuant to which Viera agreed to assign to Vannessa Guyana the exclusive exploration rights of two medium scale exploration licenses, known as the Uewang Permits.

              -- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.4

Agreement dated December 10, 1998 between Vannessa (Guyana) Inc. and Edward Garnet Hopkinson pursuant to which Hopkinson has agreed to sell to Vannessa Guyana a 100% interest in nine exploration licences for a property known as the Queen of Diamonds Block in the Potaro River area, Guyana, totalling approximately 9,918 acres.

              -- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.5

Management Consulting  Agreement between S.A. Managing Group. A.V.V. and the Company, dated April 1, 1999, concerning provision of management, administrative and accounting  services plus accommodation and automobile expenditures.  At March 31, 2004, the agreement with Mr. Peschke expired and was  not renewed as Mr. Peschke became an employee of the Company on April 1, 2004.

              -- Incorporated by Reference to Form 20-F 2000 Annual Report --

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

              --Incorporated by Reference to Form 20-F 2000 Annual Report --

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

              -- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.8

Lease  Agreement between the Company and 915035 Alberta Ltd. effective March 1, 2004 for the Calgary, Alberta office lease for a period of three years ending on February 28, 2007.

              -- Incorporated by Reference to Form 20-F 2004 Annual Report --

4.9	Demand Promissory Note made by the Company in favor of Exploram Enterprises Ltd. dated December 20, 2005, for $2,000,000 at an annual interest rate of 9.5%, payable monthly.
4.10

Secured Convertible Debenture between the Company and Exploram Enterprises Ltd. dated March 1, 2006, maturing January 31, 2009 for $5,000,000 at an annual interest rate of 9.5%, payable semi-annually (July 31 and January 31) with first interest payment on July 31, 2006

8	Subsidiaries of the Company -- Incorporated by Reference to Form 20-F 2004 Annual Report --
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Statement of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Statement of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Date:  April 10, 2006