Form 20-F
period 2006-03-31
VANNESSA VENTURES LTD
filed 2006-09-29
CIK 1102708

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

_  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

x  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2006

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

N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of March 31, 2006:

87,258,853 Common Shares

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

NOT APPLICABLE

TABLE OF CONTENTS

PART I PAGE
ITEM 1 Identity of Directors, Senior Management and Advisors 1

ITEM 2 Offer Statistics and Expected Timetable 1

ITEM 3 Key Information 1

ITEM 4 Information on the Company 8

ITEM 5 Operating and Financial Review and Prospects 29

ITEM 6 Directors, Senior Management and Employees 37

ITEM 7 Major Shareholders and Related Party Transactions 45

ITEM 8 Financial Information 48

ITEM 9 The Offer and Listing 51

ITEM 10 Additional Information 52

ITEM 11 Quantitative and Qualitative Disclosure about Market Risk 65

ITEM 12 Description of Securities Other than Equity Securities 65

PART II PAGE
ITEM 13 Defaults, Dividend Arrearages and Delinquencies 65

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds 65

ITEM 15 Controls and Procedures 65

ITEM 16A Audit Committee Financial Expert 66

ITEM 16B Code of Ethics 66

ITEM 16C Principal Accountant Fees and Services 66

ITEM 16D Exemptions from the Listing Standards for Audit Committees 66

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers 67

PART III PAGE
ITEM 17 Financial Statements 67

ITEM 18 Financial Statements 67

ITEM 19 Exhibits 67

The information contained in this Annual Report on Form 20-F for the fiscal year ended March 31, 2006 (the “2006 Form 20-F”) of Vannessa Ventures Ltd. (the “Company”) is current at August 28, 2006 except where a different date is specified.

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

Selected Financial Data

(CDN$)

	YEARS ENDED MARCH 31,
	2006	2005	2004	2003	2002
Interest Income	4,504	42,159	54,030	88,665	141,588
Net Loss	(7,473,975)	(5,342,673)	(5,581,042)	(9,335,304)	(6,432,712)
Loss Per Share	$(0.086)	$(0.07)	$(0.09)	$(0.18)	$(0.14)

Cash Used in Operating Activities	(1,787,591)	(1,851,932)	(1,477,291)	(1,499,650)	(1,189,599)
Cash Provided by (Used in) Investing Activities	(4,324,150)	634,569	(7,145,367)	(4,229,591)	(6,397,776)
Cash Provided from Financing Activities	6,724,375	2,047,600	8,283,500	4,973,333	1,645,617

Total Assets	10,641,877	8,382,237	11,093,367	7,977,296	11,548,315
Current Liabilities	2,612,481	888,816	992,926	1,127,181	1,474,088
Mineral Properties (included in Total Assets)	7,000,771	6,533,625	5,821,061	6,693,211	8,927,531
Deficit at End of Period	(45,163,512)	(37,689,537)	(32,346,864)	(26,765,822)	(17,430,518)
Share Capital ($)	45,470,220	43,100,845	41,053,245	32,749,745	27,504,745

Shares Outstanding at End of Year (#)	87,258,853	81,471,353	75,051,353	54,501,353	47,643,853

The Company has not declared or paid any cash dividends during the periods indicated.

Selected Financial Data Adjusted for US GAAP

(CDN$ )

	YEARS ENDED MARCH 31,
	2006	2005	2004
Net Loss	(7,663,901)	(5,406,694)	(4,362,807)
Weighted Average Number of Shares	86,129,983	76,875,180	60,365,956
Loss Per Share	$(0.09)	$(0.07)	$(0.07)

Cash Used in Operating Activities	(4,911,275)	(5,311,076)	(4,251,627)
Cash Provided by (Used in) Investing Activities	(1,200,466)	4,093,715	(4,371,031)
Cash Provided by Financing Activities	6,724,375	2,047,600	8,283,500

Mineral Properties	4,140,690	4,405,626	4,352,211
Shareholders’ Equity	755,438	4,839,266	7,510,307

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

1.

On August 28, 2006, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.8993 U.S. = $1.00 Canadian.

All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2.

The following table sets forth the high and low exchange rates for each month during the previous six months.

Month	3/06	2/06	1/06	12/05	11/05	10/05
High Rate	.8839	.8769	.8780	.8682	.8570	.8545
Low Rate	.8533	.8633	.8543	.8524	.8377	.8416

3.

The following table sets forth the average exchange rates for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.

	Year Ended March 31,
	2006	2005	2004	2003	2002
Average Rate During Period	.8386	.7872	.7412	.6454	.6386

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

The Company has experienced, on a consolidated basis, losses in all years of its operations.  At March 31, 2006, the Company’s deficit was $45,163,512 (March 31, 2005 - $37,689,537). The Company’s operations do not provide any cash flow.  In the past, the Company has relied on sales of equity securities, loans from its controlling shareholder, Exploram Enterprises Ltd. (“Exploram”) and payments from joint venture partners to meet its cash requirements.

At March 31, 2006,  the Company had a working capital deficiency of  $709,685 (at March 31, 2005, the Company had working capital of  $406,434).

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

The mining industry in general is intensely competitive and, even if commercial quantities of mineral deposits are discovered, a profitable market may not exist for the sale of the minerals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  For example, the prices of gold and diamonds have experienced significant movement over short periods of time.  The gold price fell to a 20-year low of US$ 253 in July 1999 and recovered significantly since that time to reach a level of US$ 436 by December 31, 2004,  US$ 517 at  December 31, 2005 and US$ 617 at August 28, 2006. Such prices are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  Mineral deposits discovered on the Company’s properties may not be economic.

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

The Company incurs costs and expenses in a variety of international currencies, primarily Canadian dollars, U.S. dollars, Costa Rican colons, Venezuelan bolivares and Guyanese dollars.  Historical exchange rates of the latter three currencies against the Canadian dollar, the Company’s functional currency is set forth in the  table below.  All the Company’s financings to date have been in Canadian dollars and will continue to be in Canadian dollars for the foreseeable future.  Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the foreign currencies in which it transacts business.  The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses relating to non monetary assets or liabilities. The Company does not engage in any activities to hedge against currency fluctuations.

Foreign Currency Conversion Rates of $1 Canadian
		March 31,
	2006	2005	2004	2003
Costa Rica (Colon)	414.9	384.4	335.1	271.9
Venezuela (Bolivar)	1,837.8	1,762.1	1,468.5	1,087.5
Guyana (Dollar)	162.7	146.6	136.9	121.1

The Company’s share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company’s common shares on the TSX Venture Exchange fluctuated from a high of $0.65 to a low of $0.325 within the twelve month period preceding the date of this Annual Report on Form 20-F.

The Company has shares reserved for future issuance which presents a risk of dilution to current and future shareholders and possible downward pressure on the share price.

As at March 31, 2006, the Company had 87,258,853 common shares outstanding.  Also at that date, there were 5,785,000 (March 31, 2005 – 4,750,000) stock options and 13,130,000 (March 31, 2005 - 29,655,000) share purchase warrants outstanding pursuant to which common shares may be issued in the future, which could result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors. At August 28, 2006,   5,310,000 stock options and 8,324,500 share purchase warrants were outstanding. As well, 7,874,016 shares would be issuable upon conversion of the entire principal amount of the secured convertible debenture in the amount of $5,000,000. See “—B. Related Party Transactions.” If all of these stock options and warrants are exercised and the debenture converted, the number of the Company’s currently outstanding shares would increase by approximately 23%, to 113,872,869.  The impact of the issuance of a significant amount of common shares from these option and warrant exercises may place substantial downward pressure on the market price of the Company’s common shares.

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

The Company is a reporting issuer in British Columbia and Alberta.  The common shares trade on the TSX Venture Exchange under the symbol “VVV” and on the Berlin Stock Exchange under the symbol “VVT”.  From January 1, 1999 to November 12, 2004, the Company’s common shares were quoted on the Over-the-Counter Bulletin Board Electronic Quotation System (the “OTC-BB”) under the symbol “VNVNF.”  Since November 2004, the Company’s common shares have not been quoted on the OTC-BB because the Company had not filed its Annual Report on Form 20-F for its fiscal year ended March 31, 2004 (the “2004 Form 20-F”).  Pursuant to comments received from the Commission on the Company’s Annual Report on Form 20-F for its 2003 fiscal year, concerning, among other matters, auditor independence issues, the Company, which replaced its former auditors during its 2004 fiscal year, retained its current auditors in October 2004 to undertake re-audits of the Company’s financial statements for its fiscal years 2002 through 2003 inclusive.  These re-audits were completed and the 2004 Form 20-F was filed with the U.S. Securities and Exchange Commission on December 6, 2005.  The Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005 was filed with the Commission on April 12, 2006. The Company plans to cause application to be made for its common shares to resume quotation on the OTC-BB.

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

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

The Company’s principal capital expenditures since April 1, 2003 were all related to its mineral properties as outlined in the table below and were incurred in the following countries:

Vannessa Ventures Ltd. Capital Expenditures

($ in Thousands)

Years Ended March  31,

	2006	2005	2004
Brazil
Brazil Concessions	$ 4	$ 4	$ 11
Costa Rica
Crucitas Gold Project	1,938	1,262	1,003
Guyana
Maple Creek Concessions	598	1,194	1,031
Potaro Concessions	205	53	365
Marudi Gold Project	298	820	348
South Guyana Concessions	13	-	3
Venezuela
La Fe\Yuruan\Kilometer 88	-	329	306
Las Cristinas	534	582	655
TOTAL	$ 3,590	$ 4,244	$ 3,722

After reviewing the Company’s interest in the projects, management, as appropriate, records an impairment charge for current expenditures incurred during the year even though there has been advancement of the mining and development process.

Expenditures were financed through  equity financings and loans from the Company’s controlling shareholder, Exploram Enterprises Ltd.  See “Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources.”

During mid 2006, the Company was in the process of negotiating financing that would provide funds to continue with the fiscal 2007 planned expenditures.

Current and Planned Capital Expenditures/Divestitures

Planned capital expenditures for the year ending March 31, 2007, are expected to be approximately $30 million.  These expenditures will mostly be to maintain and advance the Company’s mining and development activities in Guyana (Maple Creek and Marudi), the Las Cristinas project in Venezuela and the feasibility study, environmental bond  and development of the Crucitas gold project in Costa Rica. The Company will be utilizing available working capital and proceeds from equity financings and loans  to finance 2007 planned capital expenditures.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B.

Business Overview

Summary

Since 1994, the Company’s principal focus has been the acquisition and exploration of mineral properties in Central and South America, principally in Costa Rica, Venezuela, Brazil and Guyana.  The Company has interests in the following properties:  the Potaro Concessions (Guyana), the Marudi Mountain Property (Guyana) and the Cerro Crucitas Property (Costa Rica).  The Company is also pursuing an interest in the Las Cristinas Project in Venezuela; however, the ownership rights are in doubt and in dispute.  See “Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Venezuela -- Las Cristinas Project -- Title Dispute and Legal Proceedings; -- International Arbitration.”  At March 31, 2006 and August 28, 2006, all of the Company’s mineral interests were at the exploration stage.

Exploration on the Company’s properties is not significantly affected by seasonal changes.  To conduct its exploration, the Company is dependent on sub-contractors for equipment and supplies.  These are generally available but vary in price and immediacy of availability subject to demand.

The Company does not earn any revenues from its operations although for the years ended March 31, 2006, 2005 and 2004, the Company earned interest of $4,504,  $42,159 and $54,030 , respectively, on deposits.  The Company has financed its operations principally through the sale of its equity securities and through joint ventures and also through loans from its controlling shareholder, Exploram Enterprises Ltd..  Its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  See “Item 3.  Key Information -- D.  Risk Factors.”

At March 31, 2006,  the Company had working capital (deficiency) of  (706,095) (March 31, 2005 - $406,434). The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties or reduce or terminate its operations on such properties.

At August 28, 2006, the Company’s outstanding stock options and share purchase warrants represented a total of 13,634,500 common shares issuable for a maximum of $8,014,200 if these options and warrants are ultimately exercised in full.  The exercise of options and warrants are completely at the discretion of the respective holders.

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

C.

Organizational Structure

The chart  illustrates the corporate structure of the Company, including all subsidiaries, the respective jurisdictions of incorporation and the percentage of voting securities held directly or indirectly by the Company as at March 31, 2006.

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

Name of Property	% Ownership	Type of Exploration	Minerals	Results/Actions
VENEZUELA
Las Cristinas	in dispute	Inactive	gold	ICSID Arbitration
GUYANA
Potaro	100%	Care and Maintenance	diamonds and gold	Ongoing exploration
Marudi Mountain	100%	Infrastructure work and geochemistry	gold	Mining license issued
COSTA RICA
Cerro Crucitas	100%	Mine development	gold	Bankable feasibility study in progress

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

Due to the Company’s ongoing disputes outlined above, management is continuing to record impairment charges equal to the carrying costs incurred for its Las Cristinas interest.  During the Company’s fiscal year ended March 31, 2006, the carrying costs related to Minca’s mineral interests amounted to $533,761 (2005 - $581,760).

In mid 2006, Venezuela raised objections regarding the Tribunal’s jurisdiction in this matter and the Tribunal has scheduled a hearing to address Venezuela’s objections in May 2007.  Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. The Company remains confident in its position that the Tribunal has jurisdiction to arbitrate this dispute.  A hearing on the merits of the claim will be scheduled if the Tribunal rules in the Company’s favor on the jurisdictional objection.

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

1.

US $3,000 payable in advance for the first year;

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

On May 11, 2006, an addendum was entered into by the respective parties wherein the minimum annual royalty payment effective October 16, 2006 would be reduced from US$ 50,000 to US$ 10,000.

Vannessa Guyana has also agreed to pay Viera 7.5% of gross production for both gold and diamonds produced by alluvial mining operations so long as the 7.5% royalty exceeds US $3,000 in the first year, US $10,000 in the second, third, fourth and fifth years and US $10,000 in the sixth and subsequent years.  Viera is entitled to a 0.75% net smelter return derived from hard rock mining operations.  Vannessa Guyana has the option to purchase at any time the alluvial rights for the sum of US $500,000 and the 0.75% net smelter return for US $1.5 million.  Upon receipt of a mining permit on the Uewang Permits, Vannessa Guyana shall become the sole and exclusive mining operator on the property.

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

On July 14, 2005, the Company  reached an agreement to acquire the 40% minority interest in VMC for 1,500,000 common shares.  Please see “Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources -- Subsequent Events.”

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

(ii)

While the Romanex Agreement is in good standing on each anniversary of closing to and including the fifth anniversary, 50,000 additional common shares.  All 250,000 common shares have been issued, at a deemed price of $0.40 per share;

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

At June 30, 2004, the Technical Review Committee of the Ministry of Environment had not approved the Environmental Assessment Study for the project. The Ministry of Environment which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration. The receipt of the Environmental Permit is not assured. Should the permit not be received the reported carrying value may not reflect actual value.  The Company has notified the Canadian Government and Costa Rican Government it will maintain the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries*.

*The Canadian government initiated a bilateral investment protection agreement program in 1989, resulting in the development of the Foreign Investment Protection Agreement, or “FIPA”.  This program reflected the needs of Canadian business for instruments to protect their direct investments in countries not yet covered by international agreements on investment issues. These treaties provide guarantees, transparency and access for Canadian investors in specific priority and emerging economies.  From 1990 to 1993, Canada negotiated five Foreign Investment Protection Agreements (FIPAs) modelled on the OECD model.  After 1994, a new Canadian FIPA was developed based on the investment protection standards of the NAFTA investment chapter, and since that time eleven FIPAs have been signed and are in force.  Six other FIPAs, including one with Costa Rica, have been signed but are not yet in force.

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

On September 1, 2005, the Company, through its 100 percent owned subsidiary, Industrias Infinito S.A., received a Resolution from SETENA approving the Company’s Environmental Impact Statement (EIS) dealing with the Crucitas gold project.  The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License.  The approval is for the mining of the saprolite which is weathered and soft material overlying the unaltered rock below.  The saprolite makes up approximately one third of the resource and, the  environmental approval to mine the underlying hardrock will be requested in fiscal 2007.

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

Following the approval of the Environmental Impact Statement in early September 2005 the Company has been working towards producing a feasibility study to secure project financing building upon the extensive work already completed on the project by Placer Dome  and later  Cambior Project & Construction   Group  for Industrias  Infinito.  Geostat International Inc. has completed due diligence work in Costa Rica and has completed a resource evaluation in compliance with Canadian National Instrument 43-101.  Micon International Limited will be responsible for the overall consolidation of the feasibility study and Golder Associates Ltd. will supply geotechnical services associated with the study.   Other consultants and contractors have been retained, both in Canada and Costa Rica, to assist the Company in planning and executing the development of the Crucitas project.

On March 1, 2006 the Company published a news release announcing the results of a 43-101 Technical Report prepared by Geostat International  This report, which was subsequently filed on SEDAR, lays out the gold and silver resources identified at the Crucitas mine project as:

	Cut Off Grade	tonnes	Gold	Silver
	g/tonne	(,000)	g Au/tonne	g Ag/tonne
Indicated (1)	0.5	25,086	1.21	3.17

Inferred (2)	0.5	12,567	1.23	3.14

(1) Cautionary Note to U.S. Investors concerning estimates of Indicated Resources: This table uses the term ‘‘indicated resources’’. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

(2) Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This table uses the term ‘‘inferred resources’’. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘‘Inferred resources’’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

In addition, other consultants including Micon International Ltd., are doing a bankable feasibility study which includes a mine plan, plant design, definition of operating and capital cost and a financial analysis. Golder and Associates are contributing to this with the tailings dam design and pit slope analysis and CyPlus GmbH have carried out work to optimize the cyanide destruction process.  This work is part of a feasibility study being prepared on the Crucitas project which is expected to be concluded near the end of July 2006.  In March 2006, the Company also announced it had secured a 1,750 Hp SAG mill and a 3,000 Hp ball mill for $US 1 million which are suitable for milling 5,000 tonnes per day of hard rock feed and serves the purposes required at Crucitas.  These assets were originally purchased in January 2006 secured by a deposit and as of June 30, 2006 payments have been made and the mills are in storage awaiting shipment to Costa Rica.

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

The MD&A provides an analysis of the Company’s business and compares its fiscal year 2006 financial results with those of the previous 2005 fiscal year results.  The MD&A should be read in conjunction with the audited consolidated financial statements and related notes filed herewith.  The Company prepares and files its financial statements and MD&A in Canadian (CDN) dollars.

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

Critical Accounting Policies

The Company’s accounting policies are set out in Note 2 of the accompanying audited consolidated financial statements.  All of the Company’s mineral property interests are at the exploration stage.  Costs incurred for exploration or development are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.  Capital assets which are dedicated to use for specific properties are capitalized together with costs incurred to the property to which they relate.  Carrying values as reported on the balance sheet ($7,000,771 at March 31, 2006 and  $6,533,625 at March 31, 2005) may not necessarily reflect actual present or future value.  Recovery of carrying costs is ultimately dependent upon future commercial success or proceeds from disposition of the mineral interests.

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

A.

Operating Results

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

The Company incurred a net loss of $7,473,975 or $0.086 per share for the fiscal year ended March 31, 2006 (“Fiscal 2006”) compared to a net loss of $5,342,673 or $0.07 per share for the fiscal year ended March 31, 2005 (“Fiscal 2005”).  The major components of the net loss in Fiscal 2006 were general and administrative expenses of $1,327,458 net of interest income of $4,504, project development expenditures of $1,937,244, impairment of mineral property interests totaling $3,378,614, interest and financing expenditures of $302,054 and stock-based compensation of $528,605. In comparison, the net loss in Fiscal 2005 consisted of general and administrative expenses of $1,148,795 net of interest income of $42,159, project development expenditures of $523,906, impairment of mineral interests totaling $2,824,335 and stock-based compensation of $624,736.

Administrative Expenses

Administrative expenses incurred in Canada for the fiscal year ended March 31, 2006 increased by  $44,877 from $1,815,690 in Fiscal  2005 to $1,860,567 in 2006.   Increases included professional fees which increased by $127,832 to $324,165 in Fiscal 2006 from $196,333 in Fiscal 2005, offset by stock option compensation which decreased by $96,131 from $624,736 in Fiscal 2005  to $528,605 in Fiscal 2006.

Project Development Expenses

Project development expenses in Fiscal 2006 increased by $1,413,338 to $1,937,244 from Fiscal 2005 expenses of $523,906  primarily reflecting consulting fees for the Crucitas gold project in Costa Rica and increased legal fees relating to the Company’s international arbitration process with respect to  Las Cristinas. The consulting fee increase is mainly attributable to the engagement of professional services associated with producing a bankable feasibility study including a test program to evaluate cyanide destruction options and treatment of leach effluents and review of the geological resources mine planning and costing and other activities all associated with the Crucitas gold project in Costa Rica. The increase in arbitration fees was due to increases in legal and technical support fees associated with the international arbitration process pertaining to Las Cristinas.

During Fiscal 2006, the Company granted 1,525,000 (2005 - 1,630,000) stock options to directors, consultants and employees.  Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.40046 (2005 - $0.42212) per stock option for a total value of $610,698 (2005 - $688,053 of which $528,605 (2005 - $624,736) was charged to operations and $82,093 (2005 - $63,317) was allocated to mineral interests.

Mineral property costs deferred, net of impairment charges, during Fiscal 2006 totaled $467,146 compared to $712,564 in Fiscal 2005.  Capital assets increased from $553,362 for Fiscal 2005 to $1,738,312 for Fiscal 2006 mainly attributable to the purchase of the SAG and Ball Mills for the Costa Rica gold mine project.

The Company currently is not adversely affected by foreign currency fluctuations.  The Company incurs costs and expenses in a variety of international currencies, primarily Canadian dollars, U.S. dollars, Costa Rican colons and Venezuelan bolivares, and Guyanese dollars.  The Company’s functional currency is the Canadian dollar.  All the Company’s financings to date have been in Canadian dollars and will continue to be in Canadian dollars for the foreseeable future.  Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the foreign currencies in which it transacts business.  Although this has not had a materially adverse affect on the Company’s results of operations to date, this may have a materially adverse affect on the Company’s results of operations in the future.  The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses relating to non monetary assets or liabilities. The Company does not engage in any activities to hedge against currency fluctuations.  For the year ended March 31, 2006, net gain/loss resulting from foreign currency fluctuations was immaterial.  The Company is not aware of any government currency policies or regulations which may affect the Company’s operations.

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

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

The Company incurred a net loss of $5,342,673 or $0.07 per share for the fiscal year ended March 31, 2005 (“Fiscal 2005”) compared to a net loss of $5,581,042 or $0.09 per share for the fiscal year ended March 31, 2004 (“Fiscal 2004”).  The major components of the net loss in Fiscal 2005 were general and administrative expenses of $1,148,795 net of interest income of $42,159, impairment of mineral property interests totaling $2,824,335 and stock-based compensation of $624,736. In comparison, the net loss in Fiscal 2004 consisted of general and administrative expenses of $993,219, impairment of mineral interests totaling $4,160,561 and stock-based compensation of $454,671. This was partially offset by a gain of $392,515 on the disposal of capital assets  and interest income of $54,030.

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

Project development expenditures in Fiscal 2005 for consulting and arbitration increased to $523,906 from the $419,136 incurred in Fiscal 2004. These expenditures are associated with the Crucitas gold project in Costa Rica and technical support fees  pertaining to the Las Cristinas  international arbitration process.

Mineral property costs deferred, net of impairment charges, during Fiscal 2005 totaled $712,564 compared to ($872,150) in Fiscal 2004.  Capital assets decreased from $580,536 for Fiscal 2004 to $553,362 for Fiscal 2005.

B.

Liquidity and Capital Resources

The Company has relied upon external financing, through the issuance of equity securities, through joint ventures and loans from the Company’s controlling shareholder, Exploram Enterprises Ltd. to fund its activities to date.  The Company plans to continue to rely upon such forms of financing for the foreseeable future.

The working capital of the Company is a direct result of funds raised from the sale of equity shares and from loan proceeds over the outflow into acquisition and exploration costs as well as administrative expenses.  The Company’s working capital balance (deficit) at the end of the following periods was as follows: March 31, 2006 – ($709,685); March 31, 2005 - $406,434; March 31, 2004 – $3,698,844. The fluctuations stem from timing differences between when money is raised from equity issues and when expenditures are committed on the acquisition or exploration of mineral property interests.

The Company’s cash  at March 31, 2006 was $1,675,350 compared to cash and short term investments of $1,062,716 at March 31, 2005 and $4,577,054 at March 31, 2004.  Aside from cash and term deposits, the Company had no material unused sources of liquid assets.  Cash and term deposits were attributable primarily to the issue of equity securities and, in fiscal 2006 the issue of a convertible debenture for $5,000,000), for gross proceeds of $6,724,375 in Fiscal 2006, $2,047,600 in Fiscal 2005 and $8,283,500 in Fiscal 2004.

During Fiscal 2006,  4,287,500 warrants were exercised at prices ranging from $0.40 to $0.45 per warrant for net proceeds of $1,724,375.

Coril Holdings Ltd. (“Coril”) the parent company of Exploram, advanced the following monies to the Company:  $250,000 on October 5, 2005, $325,000 on November 4, 2005 and $250,000 on December 9, 2005 pursuant to non interest bearing promissory notes payable on demand (see “Item 7-- Major Shareholders and Related Party Transactions”). On December 21, 2005, the Company repaid Coril all of the aforementioned notes in full. On February 9, 2006, Coril advanced $500,000 pursuant to a non interest bearing promissory note payable on demand.  On  March 1, 2006, the Company repaid the note in full.

On December 20, 2005 Exploram advanced $2,000,000 to the Company pursuant to a Secured Debenture payable on demand at any time after February 15, 2006, bearing interest at 9.5% compounded annually and payable monthly.  The Company agreed to pay a 3% structuring fee for the financing.  On March 2, 2006, the Company repaid these funds to Exploram.

 On March 1, 2006, the Company issued a collateralized convertible debenture, in a non-brokered private placement.  The purchaser in this private placement was Exploram Enterprises Ltd., a subsidiary of Coril Holdings Ltd., the control person of the Company The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31. At the option of the holder, the principal amount outstanding under the convertible debenture may be converted into common shares any time after January 31, 2007 until maturity at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to March 1, 2006). The principal amount outstanding may be repaid at the option of the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty, or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.  In addition, for every dollar of principal outstanding on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share.  The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of each of its subsidiaries.  The Company agreed to pay Exploram a structuring fee of $90,000 in respect of the placement. This amount has been charged to financing expenses.

The Company has deemed the fair market value of the liability portion of the convertible debenture upon issuance to be approximately $3.5 million which amount will be accreted to its face value of $5.0 million through interest expense charges computed at 25% per annum through to January 31, 2009. The balance of the convertible debenture approximating $1,500,000 has been credited to equity and represents the values ascribed to the obligation to issue warrants and the convertible feature of the debenture.

During Fiscal 2005, the Company completed non-brokered private placements totaling 6,420,000 units at prices ranging from $0.28 to $0.32 per unit for net proceeds of $2,047,600.  In the first private placement, 4,805,000 units were issued at a price of $0.32 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 per share until December 22, 2006. The purchaser in this private placement was Exploram.  In the second private placement, 1,444,500 units were issued at a price of $0.32 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 per share until January 7, 2007.  Also during Fiscal 2005, stock options totaling 170,000 were exercised at a price of $0.28 for proceeds of $47,600.

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

At March 31, 2006, the Company had working capital (deficiency) of ($709,685) (March 31, 2005 - $406,434). The Company does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, the Company would expect to raise additional funds through private placements of its shares as it has in the past, or through borrowings if share placements are not feasible.  The Company might also farm out interests in certain of its properties to other exploration companies that would assume some of the exploration costs.

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

The projected expenditures for the fiscal year ending March 31, 2007 are forecast to be $30 million and can be summarized as follows:

Item	Total
General and administrative and project development expenses (1)	$3,000,000
Exploration
Brazil (2)	10,000
Costa Rica (3)	25,990,000
Venezuela (4)	400,000
Guyana	500,000
New Property Evaluation/Development	100,000
Total estimated expenditures for April 1, 2006 – March 31, 2007:	$30,000,000

(1)

Not including non-cash items, stock-based compensation and amortization.

(2)

The sole expenditures are an option maintenance fee, corporate registration fees and a consultant.

(3)

After initially refusing the Company’s environmental study, the government of Costa Rica agreed to continue the permitting process.  The Company will continue to fund the process.  Additional funding will be needed once the permitting process is completed; however, no decision has been made at this stage whether the development will be funded by equity financing or debt/joint venture financing. Projected expenditures of $26 million include feasibility studies and an environmental bond.

 The Company has an indicative conditional offer for project financing for approximately $US 15 million to $US 20 million from a financial institution subject to permitting.

(4)

The bulk of the costs in Venezuela relate to the expected arbitration costs dealing with the Las Cristinas property.

See also “Subsequent Events,” below.

Subsequent Events

Properties

Subsequent to March 31, 2006, the Company reported the following developments concerning its Las Cristinas, Marudi Mountain and Paint Mountain properties:

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

In mid 2006, Venezuela raised objections regarding the Tribunal’s jurisdiction in this matter and the Tribunal has scheduled a hearing to address Venezuela’s objections in May 2007.  Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. The Company remains confident in its position that the Tribunal has jurisdiction to arbitrate this dispute.  A hearing on the merits of the claim will be scheduled if the Tribunal rules in the Company’s favor on the jurisdictional objection.

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

(b)  Marudi Mountain and Paint Mountain

On September 5, 2006, the Company entered into a “principles of agreement” with Shoreham  Resources Ltd. of Toronto (“Shoreham”) in order to accelerate the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, subject to due diligence, the Company will grant Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2,000,000 US in exploration and qualified project management expenditures during a three year period, and may earn an additional 25% by completing an additional US$2,000,000 in exploration and development work prior to the fourth anniversary of completion of due diligence review.

Under Shoreham’s direction and supervision, exploration will focus on expanding known gold resources at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities and to provide a resource report compliant with Canadian National Instrument 43-101.  The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi/Paint Mountain gold resource.

The principles of agreement separately provides a conditional sale to Shoreham for 100% of the Company’s under performing Potaro assets under predefined terms.

The transaction, subject to successful completion of due diligence, and execution of a definitive agreement between the Company and Shoreham, is expected to provide the Company the opportunity to focus on the Crucitas gold mine development in Costa Rica that is currently in the predevelopment phase.

Financings Subsequent to March 31, 2006

(a)

On April 13, 2006, the Company borrowed $1,500,000 from Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $45,000 was paid. The loan is payable on demand after June 30, 2006 and is secured by a general security agreement over the Company's assets.

(b)

On May 5, 2006, a  Director of the  Company exercised  300,000 options at a price of $0.28 per option for proceeds of $84,000.

(c)

On June 19, 2006, the Company  borrowed an additional $1,500,000 from Exploram. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $45,000 was paid. The loan is payable on demand after August 31, 2006 and is secured by a general security agreement over the Company's assets.

(d)

On July 12, 2006, Exploram exercised 4,805,500 warrants at a price of $0.40 per warrant for proceeds of $1,922,200.

(e)

On July 24, 2006, 165,000 stock options to directors and employees expired.

(f)

On August 11, 2006, the Company (i) extended the expiry date and reduced the exercise price of  2,000,000 outstanding share purchase warrants exercisable at $0.89 per share and expiring on August 28, 2006, such that the warrants will become exercisable at $0.60 per share until August 28, 2007, subject to earlier expiry if the Company's closing share price exceeds $0.72 for 10 consecutive trading days; and (ii) extended the expiry date and reduced the exercise price of 1,700,000 outstanding share purchase warrants exercisable at $1.06 per share and expiring on August 26, 2006, such that the warrants will become exercisable at $0.60 per share until August 26, 2007 subject to earlier expiry if the Company’s closing share price exceeds $0.72 for 10 consecutive trading days.

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

F.

Tabular Disclosure of Contractual Obligations

The Company’s contractual obligations for future payments are summarized as follows, as of March 31, 2006:

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Calgary office premises lease	$ 47,260	$ 47,260	$ -	$ -	$ -
Guyana office premises lease	22,417	22,417	-	-	-
Total	$ 69,677	$ 69,677	$ -	$ -	$ -

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

Name, Position and Jurisdiction of Residence	Principal Occupation or Employment and other Directorships	Date Appointed
MANFRED PESCHKE (1) Chairman and Director Whitehorse, Yukon Territory	Chairman of the Board and self-employed consultant	Director - December 1994 Chairman - January 2004
JOHN R. MORGAN President, CEO and Director Calgary, Alberta	President and CEO of Vannessa Ventures Ltd.	Director - December 2003 President and CEO - January 2004
VERN HALL Director Kodiak, Alaska	President of Tamarack Inc., a private alluvial mining company	July 1994
GEORGE D. CHAPEL (1) Director Calgary, Alberta	Retired; Director of Coril Holdings Ltd., a private asset management company	September 2000
ERICH RAUGUTH Director Dawson Creek, Yukon Territory	Independent mining consultant and President of Vencan Corp. (mining consulting)	Consultant since January 1995; Director since September 2001
JOHN THOMAS (1) Director Vancouver, British Columbia	Independent mining consultant; Vice President, Operations of Vannessa Ventures Ltd. effective January 1, 2006	September 2002
JOHN AMUNDRUD Director Calgary, Alberta	President & CEO of Coril Holdings Ltd.; Director of Coril and its subsidiary companies	September 2004
CAMERON B. BOYER Controller Calgary, Alberta	Controller of Vannessa Ventures Ltd.	February 2004

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

John Thomas, Director and Vice President, Operations

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

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/SAR’s Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
John R. Morgan(1) President, CEO & Director	2006 2005 2004	150,000 150,000 150,000	Nil Nil Nil	Nil Nil Nil	300,000 250,000 175,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Cameron B. Boyer(2) Controller	2006 2005 2004	125,652 125,652 125,652	Nil Nil Nil	Nil Nil Nil	60,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

John Morgan was appointed President and Chief Executive Officer of the Company on January 12, 2004.  Prior to that date Manfred Peschke held the position of President and CEO.

(2)

Cameron B. Boyer has not been appointed chief financial officer but, for the purposes of satisfying the Company’s disclosure obligations has performed the functions of chief financial officer during the fiscal year ended March 31, 2006.

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

Option Grants in Last Fiscal Year

The following table sets forth stock options granted under the Company’s Stock Option Plan or otherwise during the fiscal year ended March 31, 2006 to each of the Named Executive Officers.

	Securities under Options Granted(1) (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/security)	Expiration Date
John R. Morgan	300,000	19.7%	$0.60	$0.60	August 26, 2010
Cameron B. Boyer	60,000	3.9%	0.60	0.60	August 26, 2010

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

Options Exercised during the Fiscal Year Ended March 31, 2006 and Fiscal Year End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended March 31, 2006 by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis, held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#) (a)	Aggregate Value Realized(1) ($) (b)	Unexercised Options/ SAR’s at Financial Year-End (#) Exercisable (c)	Value of Unexercised In-the-Money Options/SAR’s at Financial Year-End (1) ($) Exercisable (d)
John R. Morgan	Nil	Nil	725,000	$ 37,500
Cameron B. Boyer	Nil	Nil	110,000	7,500

(1)

Dollar value is equal to column (c) times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise or base price of the options.

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

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the fiscal year ended March 31, 2006 to the directors of the Company (excluding the Named Executive Officers):

	Securities Under Options Granted (#)(1)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Vern Hall	100,000	6.56%	$0.60	$0.60	August 26, 2005	August 26, 2010
George Chapel	100,000	6.56%	$0.60	$0.60	August 26, 2005	August 26, 2010
Erich Rauguth	250,000	16.39%	$0.60	$0.60	August 26, 2005	August 26, 2010
John Thomas	100,000	6.56%	$0.60	$0.60	August 26, 2005	August 26, 2010
Manfred Peschke	200,000	13.11%	$0.60	$0.60	August 26, 2005	August 26, 2010
John Amundrud	100,000	6.56%	$0.60	$0.60	August 26, 2005	August 26, 2010

(1)

The options generally become exercisable on the date of grant, subject to regulatory approval.

In prior years the Company entered into management agreements with two companies controlled by two directors, Manfred Peschke and  Erich Rauguth, for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela totaling $17,575 U.S. per month and in fiscal 2006, the retention of a Director, Mr. John Thomas, to provide professional project management services to the Crucitas gold project at $15,000 per month commencing in September 2005. Mr. Thomas became an employee of the Company commencing January 1, 2006.  At March 31, 2004, the agreement with Mr. Peschke expired and was not renewed, as Mr. Peschke became an employee of the Company, as well as a consultant, on April 1, 2004.  The agreement with Mr. Rauguth is still in force at the rate of $6,200 U.S. per month. Both agreements are on a month to month basis.

Expenditures pursuant to these contracts were allocated as follows:

	Fiscal Year Ended March 31,
	2006	2005	2004
Fees and services (Manfred Peschke)	$ 60,000	$ 60,000	$ 140,016
Fees and services (Erich Rauguth)	89,782	89,280	191,697
Fees and services (John Thomas)	55,125	-	-
Total	$ 204,907	$ 149,280	$ 331,713

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

D.

Employees

At March 31, 2006, the Company had 66 employees comprising 18 office employees and 48 field employees. In comparison, the Company had 86 employees comprising  19 office employees and 67 field employees at March 31, 2005 and 21 office employees and another 102 field employees as at  March 31, 2004.

The Company and its subsidiaries engage directors, officers and independent contractors to supply work on specific corporate business and project exploration programs.

	2006	2005	2004
Canada Management Professional Administrative/support	3 1 1	3 1 1	3 - 2
Guyana Management Administrative/support Field	3 2 20	1 4 56	3 3 98
Venezuela Management Administrative/support	1 2	2 2	5 -
Costa Rica Management Administrative/support Field	1 4 28	1 4 11	1 4 4
Total	66	86	123

Share Ownership

The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above, and includes details of all options to purchase shares of the Company held by such persons:

Name	Number of common shares (1)	Number of Options	Beneficial Ownership Percentage (2)	Purchase Price of Options (if any)	Exercise Price	Expiry Date

Manfred Peschke	1,523,178	300,000 300,000 250,000 200,000 1,050,000	2.79%	N/A	$0.95 0.28 0.45 0.60	July 4, 2007 Aug. 25, 2008 Sept. 2, 2009 Aug. 26, 2010
John R. Morgan	60,000	175,000 250,000 300,000 725,000	*	N/A	$0.64 0.45 0.60	Mar. 11, 2009 Sept. 2, 2009 Aug. 26, 2010
Vern Hall	2,681,564(3)	50,000 50,000 100,000 100,000 100,000 100,000 500,000	3.44%	N/A	$0.96 0.95 0.95 0.28 0.45 0.60	May 17, 2005 July 24, 2006 July 4, 2007 Aug. 25, 2008 Sept. 2, 2009 Aug. 26, 2010
George D. Chapel	10,000	100,000 100,000 100,000 300,000	*	N/A	$0.95 0.45 0.60	July 4, 2007 Sept. 2, 2009 Aug. 26, 2010
Erich Rauguth	123,500	300,000 300,000 250,000 250,000 1,100,000	1.32%	N/A	$0.95 0.28 0.45 0.60	July 4, 2007 Aug. 25, 2008 Sept. 2, 2009 Aug. 26, 2010
John Thomas	2,600	100,000 100,000 100,000 300,000	*	N/A	$0.28 0.45 0.60	Aug. 25, 2008 Sept. 2, 2009 Aug. 26, 2010
John Amundrud	Nil	100,000	*	N/A	$0.60	Aug. 26, 2010
Cameron B. Boyer	32,500	50,000 60,000 110,000	*	N/A	$0.45 0.60	Sept. 2, 2009 Aug. 26, 2010

*  Less than 1%.

(1)

Includes beneficial, direct and indirect shareholdings.

(2)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options or warrants (if any) held by that person that are currently exercisable or exercisable within 60 days of the ownership calculation date, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 92,364,353 common shares outstanding as of August 28, 2006.

(3)

Of the 2,681,564 common shares beneficially owned by Mr. Hall, 1,273,270 common shares are held directly, 221,668 common shares are held by his wife and 1,186,626 common shares are held by controlled corporations.

No share purchase warrants are currently held by the aforementioned persons as of August 28, 2006.

Stock Option Plan

On August 12, 2003, the Company implemented a Stock Option Plan (the “Plan”) which was approved by the TSX Venture Exchange (the “TSX-V”) and the shareholders of the Company.  The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under the TSX-V policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.  The shareholders most recently approved and ratified the Plan at the Company’s Annual General Meeting held on September 14, 2006.

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

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of management of the Company, as of August 28, 2006, no shareholder beneficially owned five percent (5%) or more of any class of the Company’s voting securities, nor has any shareholder owned 5% or more of any class of the Company’s voting shares during the previous three years, other than Exploram Enterprises Ltd., as shown below.

Identity of Person or Group	Number of common shares	Number of Warrants	Beneficial Ownership Percentage (3)

Exploram Enterprises Ltd. (1)	57,242,792 (2)	-	57.1%

The following is a summary of the significant changes in the percentage ownership held by such major shareholder during the past three years.  No shareholder has any special rights with respect to its common shares beyond those rights accorded all shareholders of the Company’s common shares.

Identity of Person or Group	Date	Number of common shares	Number of Warrants	Beneficial Ownership Percentage (3)(4)
Exploram Enterprises Ltd. (1)	March 31, 2004 March 31, 2005 March 31, 2006	36,657,776 41,663,276 44,563,276	14,275,000 19,080,500 4,805,500	57.02% 60.41% 49.18%

Notes:

(1)

Exploram Enterprises Ltd. is a wholly owned subsidiary of Coril Holdings Ltd., a company controlled by Ron Mannix of Calgary, Alberta.

(2)

Includes 7,874,016 shares that would be issuable upon conversion of the entire principal amount of the secured convertible debenture in the amount of $5,000,000. See “—B. Related Party Transactions.”

(3)

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

(4)

This table has been prepared based on shares outstanding as of March 31 of each of the respective years, as follows:

Shares outstanding at

March 31, 2004 – 75,051,353 common shares

March 31, 2005 – 81,471,353 common shares

March 31, 2006 -  87,258,853 common shares

As of March 31, 2006, 6,259,593 common shares were held by 59 registered holders in the United States.  The Company is not listed for trading on any securities exchange in the United States.  From January 1, 1999 to November 12, 2004, the Company’s common shares were quoted on the Over-the-Counter Bulletin Board Electronic Quotation System maintained by the National Association of Securities Dealers, Inc.  See “Item 9.  The Offer and Listing -- C.  Markets.”

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

In prior years the Company entered into management agreements with two companies controlled by two directors, Manfred Peschke and Erich Rauguth, for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela totaling $17,575 U.S. per month and, the retention of a Director, Mr. John Thomas, to provide professional project management services to the Crucitas gold project at $15,000 per month commencing in September 2005. Mr. Thomas became an employee of the Company commencing January 1, 2006.  At March 31, 2004, the agreement with Mr. Peschke expired and was not renewed, as Mr. Peschke became an employee of the Company on April 1, 2004.  The agreement with Mr. Rauguth is still in force at the rate of $6,200 U.S. per month. Both agreements are on a month-to-month basis and will remain in force from year to year until such time as notice of termination is given by either party.

The Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses from companies controlled by Mr. Peschke, Mr. Rauguth and Mr. Thomas as follows:

	2006	2005	2004
Manfred Peschke	$ 60,000	$ 60,000	$ 140,016
Erich Rauguth	89,782	89,280	191,697
John Thomas	55,125	-	-
	$ 204,907	$ 149,280	$ 331,713

The foregoing services were paid for at market rates, and on terms at least as favorable to the Company as those that could have been obtained in arm’s-length transactions.

Stock-based compensation related to options awarded to directors of the Company totaled $460,527 (2005 - $506,543; 2004 - $387,104). See “Item 6.  Directors, Senior Management and Employees -- B.  Compensation” for further information about the above contractual arrangements.

Effective November, 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which Erich Rauguth has an interest. In consideration for the returned properties, Boralis agreed to pay the Company 80% of all net benefits realized from these properties.

Related party transactions have been recorded at their exchange amounts.

Coril Holdings Ltd. (“Coril”) the parent company of Exploram, advanced the following monies to the Company:  $250,000 on October 5, 2005, $325,000 on November 4, 2005 and $250,000 on December 9, 2005 pursuant to non interest bearing promissory notes payable on demand (see “Item 7-- Major Shareholders and Related Party Transactions”). On December 21, 2005, the Company repaid Coril all of the aforementioned notes in full. On February 9, 2006, Coril advanced $500,000 pursuant to a non interest bearing promissory note payable on demand.  On  March 1, 2006, the Company repaid the note in full.

On May 20, 2005, Exploram Enterprises Ltd., a subsidiary of Coril Holdings Ltd., the control person of the Company (see “-- Major Shareholders” above) exercised 2,900,000 warrants of the Company at a price of $0.40 per warrant for proceeds of $1,160,000.

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

The structuring fees paid to Exploram in connection with the loan and the secured convertible debenture as set forth above were expensed during Fiscal 2006 as interest and financing costs.

Please see also  “Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources -- Subsequent Events”.

No officer or director of the Company, or any associate of such person, was indebted to the Company at any time during the fiscal years ended March 31, 2006, 2005 or 2004.

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

ITEM 8

FINANCIAL INFORMATION

A.

Audited Financial Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the years ended March 31, 2006, 2005 and 2004, including an Independent Auditors’ Report dated July 25, 2006. The following financial statements are included: Consolidated Balance Sheets as at March 31, 2006 and  2005; Consolidated Statements of Operations and Deficit for the Fiscal Years Ended March 31, 2006, 2005 and 2004; and Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2006, 2005 and 2004.  Also included are Notes to the Consolidated Financial Statements for the Fiscal Years Ended March 31, 2006, 2005 and 2004.  The Company’s audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 16 to the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

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

B.

Significant Changes

Properties

Subsequent to March 31, 2006, the Company reported the following developments concerning its Las Cristinas, Marudi Mountain and Paint Mountain properties as:

Las Cristinas, Venezuela

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

In mid 2006, Venezuela raised objections regarding the Tribunal’s jurisdiction in this matter and the Tribunal has scheduled a hearing to address Venezuela’s objections in May 2007.  Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. The Company remains confident in its position that the Tribunal has jurisdiction to arbitrate this dispute.  A hearing on the merits of the claim will be scheduled if the Tribunal rules in the Company’s favor on the jurisdictional objection.

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

Marudi Mountain and Paint Mountain

On September 5, 2006, the Company entered into a “principles of agreement” with Shoreham  Resources Ltd. of Toronto (“Shoreham”) in order to accelerate the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, subject to due diligence, the Company will grant Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2,000,000 US in exploration and qualified project management expenditures during a three year period, and may earn an additional 25% by completing an additional US$2,000,000 in exploration and development work prior to the fourth anniversary of completion of due diligence review.

Under Shoreham’s direction and supervision, exploration will focus on expanding known gold resources at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities and to provide a resource report compliant with Canadian National Instrument 43-101.  The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi/Paint Mountain gold resource.

The principles of agreement separately provides an option for the sale of 100% of the Company’s under performing Potaro assets to Shoreham under predefined terms.

The transaction, subject to successful completion of due diligence, and execution of a definitive agreement between the Company and Shoreham, is expected to provide the Company the opportunity to focus on the Crucitas gold mine development in Costa Rica that is currently in the predevelopment phase.

 Financings Subsequent to March 31, 2006

(a)

On April 13, 2006, the Company borrowed $1,500,000 from Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $45,000 was paid. The loan is payable on demand after June 30, 2006 and is secured by a general security agreement over the Company's assets.

(b)

On May 5, 2006, a  Director of the  Company exercised  300,000 options at a price of $0.28 per option for proceeds of $84,000.

(c)

On June 19, 2006, the Company  borrowed an additional $1,500,000 from Exploram. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $45,000 was paid. The loan is payable on demand after August 31, 2006 and is secured by a general security agreement over the Company's assets.

(d)

On July 12, 2006, Exploram exercised 4,805,500 warrants at a price of $0.40 per warrant for proceeds of $1,922,200.

(e)

On July 24, 2006, 165,000 stock options to directors and employees expired.

(f)

On August 11, 2006, the Company (i) extended the expiry date and reduced the exercise   price of   2,000,000 outstanding share purchase warrants exercisable at $0.89 per share and expiring on August 28, 2006, such that the warrants will become exercisable at $0.60 per share until August 28, 2007, subject to earlier expiry if the Company's closing share price exceeds $0.72 for 10 consecutive trading days; and (ii) extended the expiry date and reduced the exercise price of 1,700,000 outstanding share purchase warrants exercisable at $1.06 per share and expiring on August 26, 2006, such that the warrants will become exercisable at $0.60 per share until August 26, 2007 subject to earlier expiry if the Company’s closing share price exceeds $0.72 for 10 consecutive trading days.

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

Since November 2004, the Company’s common shares have not been quoted on the OTC-BB because the Company had not filed its Annual Report on Form 20-F for its fiscal year ended March 31, 2004 (the “2004 Form 20-F”).  Pursuant to comments received from the Commission on the Company’s Annual Report on Form 20-F for its 2003 fiscal year, concerning, among other matters, auditor independence issues, the Company, which replaced its former auditors during its 2004 fiscal year, retained its current auditors in October 2004 to undertake re-audits of the Company’s financial statements for its fiscal years 2002 through 2003 inclusive.  These re-audits were completed and the 2004 Form 20-F was filed with the U.S. Securities and Exchange Commission on December 6, 2005. The Company’s Annual Report on Form 20-F for its fiscal year ended March 31, 2005 was filed with the Commission on April 12, 2006.  The Company plans to cause application to be made for its common shares to resume quotation on the OTC-BB.

The following table sets forth the annual high and low market prices for the five fiscal years ended March 31, 2006:

YEARS ENDED MARCH 31	TSX-V HIGH CDN $	TSX-V LOW CDN $	US Market (1) HIGH USD $	US Market (1) LOW USD $
2006	$0.72	$0.33	$0.58	$0.26
2005	$0.66	$0.32	$0.41	$0.20
2004	$0.85	$0.26	$0.71	$0.18
2003	$3.10	$0.30	$2.03	$0.13
2002	$2.10	$0.50	$1.35	$0.34

The following table sets forth the high and low market prices for the common shares for each full quarterly period within the within the two most recent fiscal years:

PERIOD	TSX-V HIGH CDN $	TSX-V LOW CDN $	US Market (1) USD $	US Market (1) USD $
2006
Fourth Quarter	$0.61	$0.39	$0.49	$0.31
Third Quarter	$0.57	$0.33	$0.50	$0.26
Second Quarter	$0.72	$0.45	$0.58	$0.30
First Quarter	$0.52	$0.38	$0.47	$0.28
2005
Fourth Quarter	$0.66	$0.37	$0.41	$0.34
Third Quarter	$0.50	$0.32	$0.36	$0.20
Second Quarter	$0.58	$0.43	$0.36	$0.35
First Quarter	$0.54	$0.40	$0.36	$0.30

The following table sets forth the high and low market prices for the common shares for the most recent six months:

MONTH	TSX-V HIGH CDN $	TSX-V LOW CDN $	US Market (1) USD $	US Market (1) USD $
August 2006	$0.495	$0.41	$0.42	$0.34
July 2006	$0.50	$0.415	$0.45	$0.375
June 2006	$0.46	$0.41	$0.40	$0.336
May 2006	$0.51	$0.42	$0.456	$0.375
April 2006	$0.52	$0.40	$0.49	$0.34
March 2006	$0.50	$0.38	$0.444	$0.347

(1)   Up until November 14, 2004, the Company’s shares were quoted on the OTC-BB under the ticker VNVNF.BB and subsequent thereto, under the ticker VNVNF.PK on the Pink Sheets.  (Please see “ -- A.  Offer and Listing Details” for further discussion.)

The closing price of the Company’s shares on August 28, 2006 was $0.46 on the TSX-V and US $0.36 in the United States market.

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

The IC Act governs acquisitions of Canadian business by a non-Canadian person or entity.  The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of “control” in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement (“NAFTA”) and/or the World Trade Organization (“WTO”) (“NAFTA or WTO National”), any direct acquisition having an asset value exceeding $265,000,000 (for 2006) is reviewable.  This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

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

(c)

The Company is a party to a management agreement with a company controlled by a director, Erich Rauguth, for the provision of management, administrative services and certain fixed expenses in Canada, Central and South America totaling $6,200 U.S. per month.  This contract is to remain in force from year to year until such time as notice of termination is given by either party.

(d)

Lease Agreement between the Company and 915035 Alberta Ltd. effective March 1, 2004 for office premises for a term of three years expiring February 28, 2007. The monthly rent under the lease is $4,111 including $420 per month for parking space.

(e)

Demand promissory note made by the Company in favor of Exploram, dated December 20, 2005, for $2,000,000 at an annual interest rate of 9.5%, payable monthly (repaid in March 2006. (See “Item 5, Operating and Financial Review and Prospects B. Liquidity and Capital Resources”).

(f)

Secured convertible debenture between the Company and Exploram dated March 1, 2006, maturing January 1, 2009 for $5,000,000 at an annual interest rate  of 9.5%, payable semi annually (July 31 and January 31) with first interest payment on July 31, 2006. The Debenture  is convertible into common shares of the Company at any time after January 31, 2007, at a price of $0.635 per share. In addition, for every dollar of principal outstanding on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to January 31, 2008 at $0.635 per share. (See “Item 5, Operating and Financial Review and Prospects B. Liquidity and Capital Resources”).

(g)

Demand promissory note made by the Company in favor of Exploram, dated April 13, 2006, for $1,500,000 at an annual interest rate of 9.5%, payable monthly. The Note is payable on demand after the earlier of (i) the occurrence of an event of default under the above secured convertible Debenture dated March 1, 2006 and (ii) June 30, 2006. The Loan is secured by a general security agreement over the Company’s assets. The Company agreed to pay a 3% structuring fee for the financing.

(h)

Demand promissory note made by the Company in favor of Exploram, dated June 19, 2006, for $1,500,000 at an annual interest rate of 9.5%, payable monthly. The Note is payable on demand after the earlier of (i) the occurrence of an event of default under the above secured convertible Debenture dated March 1, 2006 and (ii) August 31, 2006. The Loan is secured by a general security agreement over the Company’s assets. The Company agreed to pay a 3% structuring fee for the financing.

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

ITEM 15

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures As of March 31, 2006, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting.  During the fiscal year ended March 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors.  The members of the Audit Committee are Manfred Peschke, George Chapel and John Thomas.  The Board has designated Mr. Peschke as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  As at August 28, 2006, Mr. Chapel was “independent” as that term is defined under the rules of the American Stock Exchange.

ITEM 16B

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer.  The Code is posted on the Company’s website, www.vannessaventures.com.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed to the Company by the Company’s principal accountants, Ernst & Young, LLP, Chartered Accountants (“E&Y”) with respect to services performed for each of the fiscal years ended March 31, 2006 (“Fiscal 2006”) and 2005 (“Fiscal 2005”), respectively, for audit fees, audit-related fees, tax fees and all other fees are set forth below, in thousands of dollars:

	Fiscal 2006	Fiscal 2005

Audit Fees (1)	$105	$103
Audit-Related Fees (2)	3	7
Tax Fees	-	-
All Other Fees	-	-
Totals	$108	$110

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements.

(2) “Audit-Related Fees” represent fees for assurance and related services with respect to regulatory filings.

The Company incurred additional audit and audit-related fees in Fiscal 2006 and Fiscal 2005 by other  independent accountants who assisted the Company’s principal accountants.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2006 were pre-approved by the Audit Committee.  The Audit Committee reviews whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

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

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company made no purchases of its equity securities during the fiscal year ended March 31, 2006.

PART III

ITEM 17

FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

VANNESSA VENTURES LTD.

( an exploration stage company)

Consolidated Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Vannessa Ventures Ltd.

(an exploration stage enterprise)

We have audited the balance sheet of Vannessa Ventures Ltd. (an exploration stage enterprise) as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2006 in conformity with Canadian generally accepted accounting principles.

                  Signature:/S/  Ernst & Young LLP

Vancouver, Canada

July 25, 2006, except for Notes 11(g and h) and  16, which are as of  September 22, 2006.                      Chartered Accountants

Comments by Auditors for U.S. Readers
on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to these consolidated financial statements. Our report to the Directors dated July 25, 2006, except for Notes 11(g and h) and  16, which are as of  September 22, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent auditor when these are adequately disclosed in the financial statements.

                   Signature:/S/  Ernst & Young LLP

Vancouver, Canada

July 25, 2006, except for Notes 11(g and h) and  16, which are as of  September 22, 2006.                     Chartered Accountants

VANNESSA VENTURES LTD.

( an exploration stage company)

Consolidated Balance Sheets

March 31, 2006 and 2005

(In Canadian Dollars)

	2006	2005
	- $ -	- $ -
A S S E T S (Note 9)

Current
Cash	$1,675,350	$ 1,062,716 1,062,716
Amounts receivable	149,405	179,779
Prepaid expenses	78,039	52,755

	1,902,796	1,295,250

Capital Assets (Note 4)	1,738,312	553,362

Mineral Interests (Note 5)	7,000,771	6,533,625

	$10,641,877	$ 8,382,237

L I A B I L I T I E S

Current Liabilities
Accounts payable and accrued liabilities (Note 7)	$ 2,612,481	$ 888,816 888,816 888,816

Convertible debenture payable (Note 9)	3,539,401	- -

	6,151,882	888,816

S H A R E H O L D E R S’ E Q U I T Y

Share Capital (Note 6)	45,470,220	43,100,845
Contributed Surplus (Note 8)	2,692,812	2,082,113
Other Paid in Capital (Note 9)	1,490,475	-
Deficit	(45,163,512)	(37,689,537)

	4,489,995	7,493,421

	$ 10,641,877	$ 8,382,237

Nature of Operations (Note 1)

Commitments (Note 14)

Subsequent Events (Note 11)

On behalf of the Board:

“John Morgan” (Director)

“George Chapel” (Director)

-See Accompanying Notes-

VANNESSA VENTURES LTD. ( an exploration stage company) Consolidated Statements of Operations and Deficit March 31, 2006, 2005 and 2004 (In Canadian Dollars)

	2006	2005	2004
General and Administrative Expenses
Amortization	$ 20,534	$ 40,648	$ 24,570
Automotive	-	112	9,776
Bank charges and interest	9,379	13,221	9,568
Consulting	64,481	83,584	263,199
Insurance	21,500	10,750	23,318
Investor relations	68,994	90,299	61,336
Office and miscellaneous	54,152	72,992	44,447
Office wages and services	499,061	470,542	83,649
Professional fees	324,165	196,333	201,608
Provision for doubtful account	89,511	-	-
Rent	67,450	80,417	100,208
Stock-based compensation (Note 8)	528,605	624,736	454,671
Telephone	17,877	25,448	40,404
Transfer agent and listing fees	59,519	26,298	38,483
Travel and accommodation	35,339	80,310	92,653
	(1,860,567)	(1,815,690)	(1,447,890)

Project Development Expenses
Consulting	714,287	305,996	408,249
Arbitration	1,222,957	217,910	10,887
	(1,937,244)	(523,906)	(419,136)

Other Items
Impairment of mineral interests (Note 5)	(3,378,614)	(2,824,335)	(4,160,561)
Loss on disposal of mineral interests (Note 3)	-	(220,901)	-
Gain on disposal of capital assets (Note 5(d) (ii))	-	-	392,515
Interest expense and financing costs	(302,054)	-	-
Interest income	4,504	42,159	54,030
	(3,676,164)	(3,003,077)	(3,714,016)
Net loss	(7,473,975)	(5,342,673)	(5,581,042)
Deficit, beginning of year	(37,689,537)	(32,346,864)	(26,765,822)

Deficit, end of year	$(45,163,512)	$ (37,689,537)	$ (32,346,864)

Net loss per share – basic and diluted	$ (0.086)	$ (0.07)	$ (0.09)
Weighted average number of common shares outstanding – basic and diluted	86,129,983	76,875,180	60,431,353

-See Accompanying Notes-

VANNESSA VENTURES LTD. Consolidated Statements of Cash Flows ( an exploration stage company) March 31, 2006, 2005 and 2004 (In Canadian Dollars)

	2006	2005	2004

Operating activities
Net loss	$7,473,975	$ (5,342,673)	$ (5,581,042)
Items not involving cash:
Amortization	20,534	40,648	24,570
Provision for doubtful account	89,511	-	-
Convertible debenture accretion (Note 9)	29,876	-	-
Gain on disposal of capital assets (Note (5)(d)(ii)) (d) (d) (ii)	-	-	(392,515)
Stock based compensation	528,605	624,736	454,671
Loss on disposal of mineral interests	-	220,901	-
Impairment of mineral interests	3,378,614	2,824,335	4,160,561

	(3,426,835)	(1,632,053)	(1,333,755)

Changes in non-cash working capital items
Amounts receivable	(59,137)	(108,913)	(23,499)
Prepaid expenses	(25,284)	(8,847)	14,218
Accounts payable	1,723,665	(102,119)	(134,255)

Cash used in operating activities	(1,787,591)	(1,851,932)	(1,477,291)

Investing activities
Sale (purchase) of short term investments	-	4,344,575	(4,344,575)
Purchase of capital assets	(1,200,466)	(88,748)	(77,988)
Proceed on disposal of mineral interests (Note 3)	-	107,820	-
Proceeds on disposal of capital assets (Note 5 (d)(ii))	-	-	392,515
Mineral interests expenditures (net of recoveries)	(3,123,684)	(3,729,078)	(3,115,319)

Cash provided by (used in) investing activities	(4,324,150)	634,569	(7,145,367)

Financing activities (Note 7)
Shares issued for cash (Note 6)	1,724,375	2,047,600	8,283,500
Convertible debenture (Note 9)	5,000,000	-	-

Cash provided by financing activities	6,724,375	2,047,600	8,283,500

Increase (decrease) in cash	612,634	830,237	(339,158)
Cash, beginning of year	1,062,716	232,479	571,637

Cash, end of year	$ 1,675,350	$ 1,062,716	$ 232,479

-See Accompanying Notes-

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, “Enterprises in the Development Stage”, and is engaged in the acquisition, exploration and development of mineral interests. For United States generally accepted accounting principle purposes, the Company is defined as an exploration stage enterprise (See Note 16 (a) (vii)).

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") on a "going concern" basis, which presumes the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2006 the Company has incurred an accumulated deficit from operations of approximately $45 million and has a working capital deficiency of approximately $710,000. Funding for operations is raised primarily through public and private share offerings and debt financing, of which significant amounts have been provided by the Company's controlling shareholder.

There is considerable uncertainty regarding the Company’s ability to operate as a going concern without the continued support of the Company’s major shareholders and future operations are dependent on raising sufficient funding through share offerings, debt financing, joint venture participations or from profitable operations.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)

Capital Assets and Amortization

Capital assets are recorded at cost.  Amortization of assets in use is provided at the following annual rates:

Computer equipment

  30%

Declining balance

Computer software

100%

Straight line

Exploration and processing equipment

  20%

Declining balance

Office furniture and equipment

  20%

Declining balance

Vehicles

  30%

Declining balance

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Capital Assets and Amortization (continued)

Capital assets are amortized at one-half the rates in the year of acquisition.

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests.  Amortization for these assets is provided over their estimated lives and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above.

Capital assets not in use and held for sale are included in capital assets in the balance sheet and valued at the lower of amortized cost and estimated net recoverable value..

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

(d)

Mineral Interests and Exploration Costs

The Company is in the process of exploring and developing mineral interests in several countries through wholly-owned and controlled subsidiaries.  None of the

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests and Exploration Costs (continued)

Company's mineral interests have reached commercial production.  Title to mineral interests include options, leases, concessions, participating interests and direct title.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined an impairment in value.

All mineral interests which are being maintained, with the exceptions of the Crucitas project in Costa Rica and the Maple Creek, Potaro, Paint Mountain and Marudi concessions in Guyana, are currently under extended legal, political, environmental or permitting restrictions.  Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

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

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

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

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

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

(f)

Loss per share (continued)

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants, stock options and the conversion feature of the convertible debenture have been excluded as they are anti-dilutive.

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

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Risk Management

The Company does not use derivative instruments to reduce its exposure to credit, foreign currency, interest rate or cash flow risks.

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions. Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair values.

(i)

Future Income Taxes

The liability method is used in accounting for income taxes.  Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.  Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.  In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

Net future tax assets are subject to valuation allowances when it is more likely than not that they will not be realized in the future.

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

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Financial instruments

Financial instruments include cash, accounts receivable, accounts payable and the convertible debenture.  Management believes that the carrying values of these instruments approximate their fair values.

3.

DISPOSAL OF MINERAL INTERESTS

During the year ended March 31, 2005, the Company disposed of its mineral interests in the La Fe/Yuruan/Kilometre 88 region located in Venezuela due to the negative political environment following the initiation of International Arbitration against the Venezuelan Government regarding the Company’s Las Cristinas property (Note 5 (d)(ii)).

The loss on disposal of these concessions was as follows:

$
Acquisition costs	902,251
Accumulated exploration expenditures	2,540,233
Accumulated impairment charges	(3,113,763)
Net book value	328,721
Proceeds of disposition	(107,820)
Loss on disposition	220,901

The concessions located in the Kilometre 88 region were returned to the former owner, Boralis Holdings A.V.V., for nil proceeds and consideration to pay the Company 80% of all future net benefits realized from these concessions. No value has been attributed to future consideration (Note 7).

4.

CAPITAL ASSETS

	2006			2005
Assets in use:	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 88,976	63,505	$ 25,471	$ 36,386
Computer software	52,253	52,253	-	-
Office furniture and equipment	261,208	170,450	90,758	77,298
Exploration and processing equipment	1,974,795	652,208	1,322,587	183,511
Vehicles	321,839	204,685	117,154	73,825
	2,699,071	1,143,201	1,555,970	371,020
Assets not in use:
Exploration and processing equipment	182,342	-	182,342	182,342
	$ 2,881,413	1,143,201	$ 1,738,312	$ 553,362

Amortization of exploration and processing equipment not in use has not been recorded as these assets  are being held for sale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, the net recoverable value of capital assets not in use exceeds their carrying value.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS

A summary of the carrying values of the Company’s mineral interests by areas of interest:

	2006	Current Charges	2005	2004
BRAZIL
Parima
Acquisition costs	$ 1		$ 1	$ 1
Exploration costs	64,093	3,490	60,603	56,974
Impairment charges	(64,093)	(3,490)	(60,603)	(56,974)
Total – Brazil	1	-	1	1

COSTA RICA
Crucitas Gold Project
Acquisition costs	2,669,504		2,669,504	2,399,572
Exploration and permitting costs	6,390,954	1,937,414	4,453,540	3,461,672
Impairment charges	(4,081,850)	(1,460,113)	(2,621,737)	(1,629,869)
Total – Costa Rica	4,978,608	477,301	4,501,307	4,231,375

GUYANA
Maple Creek Concessions
Exploration costs (net of recoveries)	5,079,414	598,515	4,480,899	3,287,522
Impairment charges	(4,290,720)	(855,269)	(3,435,451)	(2,242,074)
Dedicated capital assets	1,527,551	(388,246)	1,915,797	2,350,187
Diamond inventory from bulk sampling	65,481	-	65,481	9,120
	2,381,726	(645,000)	3,026,726	3,404,755
Less: contributed by joint venturer	(2,354,304)	645,000	(2,999,304)	(2,999,304)
	27,422	-	27,422	405,451

Potaro Concessions
Acquisition costs	54,378	-	54,378	54,378
Exploration costs (net of recoveries)	3,495,959	204,815	3,291,144	3,237,443
Diamond inventories from bulk sampling	41,170	-	41,170	41,170
Impairment charges	(3,491,507)	(204,815)	(3,286,692)	(3,232,991)
	100,000	-	100,000	100,000

Marudi Mountain Gold Project
Acquisition costs	144,000	-	144,000	144,000
Exploration costs	1,957,887	297,908	1,659,979	839,317
Impairment charges	(297,908)	(297,908)	-	-
	1,803,979	-	1,803,979	983,317

South Guyana – Paint Mountain
Acquisition costs	218,557	-	218,557	218,557
Exploration costs	461,350	13,104	448,246	448,246
Impairment charges	(589,146)	(13,104)	(576,042)	(576,042)
	90,761	-	90,761	90,761
Total – Guyana	2,022,162	-	2,022,162	1,579,529

VENEZUELA
La Fe / Yuruan / Kilometre 88
Acquisition costs	-	-	-	902,251
Exploration costs	-	-	-	2,211,512
Impairment charges	-	-	-	(3,113,762)
	-	-	-	1

Las Cristinas
Acquisition costs	122,635	-	122,635	122,635
Carrying costs	5,032,996	533,761	4,499,235	3,917,475
Impairment charges	(5,155,630)	(543,915)	(4,611,715)	(4,029,955)
	1	(10,154)	10,155	10,155
Total - Venezuela	1	(10,154)	10,155	10,156
TOTAL – MINERAL INTERESTS	$7,000,771	$467,146	$6,533,625	$ 5,821,061

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

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
2,669,504

Payment of two  net smelter royalties of 1% each on all production from start-up to a maximum of $20 million U.S. and $3 million U.S. is payable to the respective vendors.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(b)

Costa Rica (continued)

Through its wholly owned subsidiary, Industrias Infinito S.A., the Company has successfully concluded the environmental permitting process for its Crucitas gold project located in North Central Costa Rica.  The final resolution, (Resolución No 3638-2005-SETENA), was issued by the Ministry of Environment in Costa Rica (SETENA) on December 12, 2005. The final resolution follows the approval of the Environmental Impact Statement which was announced in early September of 2005  indicating the Company had complied with all of the requisites of Costa Rican mining and environmental regulations. This approval is for the mining of the saprolite or weathered rock, overlying the hard rock, which makes up about 20 percent og the identified gold reserves.  The final resolution has also specified the amount of the required Environmental Performance Bond as US$ 600,000.

Prior to obtaining this final resolution, due to the uncertainty of the outcome of the permitting process, the Company had impaired all expenditures since fiscal 2003. Upon receipt of this resolution, the Company has discontinued recording impairment charges on subsequent expenditures and is in the process of developing the project.

Previously, the Company notified the Canadian Government and Costa Rican Government it will maintain its option to pursue the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.

 (c)

Guyana

(i)

Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

	2006			2005
	Cost	Amortization	Net	Net
Exploration equipment	$ 1,852,429	$ 936,796	$ 915,633	$ 1,142,401
Processing plant	1,043,544	477,551	565,993	707,492
Vehicles	121,546	75,621	45,925	65,904
	$ 3,017,519	$ 1,489,968	$ 1,527,551	$ 1,915,797

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000) to develop and mine two of the Company’s properties located in the Potaro Mining District #2 through an operating company, Vanarde Mining Inc. (“Vanarde”). The Company agreed to assign 100% of the mining rights of the two properties to Vanarde in return for 60% of the outstanding shares of Vanarde.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

(i)

Maple Creek Concessions (Continued)

Pursuant to this agreement, advances totaling $2,999,304 had been received from the joint venture participant, net of finders’ fees. These advances were designated to acquire specific capital assets and to undertake exploration programs. Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain was recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

On July 14, 2005, the Company re-acquired the 40% minority interest in Vanarde Mining Inc., the owner of Vannessa's Potaro diamond project, for the issuance of 1,500,000 common shares having a value of $645,000 which was determined  by estimating the proportional net asset value of the mobile mining equipment and other infrastructure on site.

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

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

(iii)

Marudi Mountain

In December 1998, the Company signed a letter of agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter of agreement was replaced by a purchase and royalty agreement with the vendor in July 2003.

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

The Company continues to explore the project however, until more definitive mineralization is determined, the current expenditures are impaired and the mineral interest is being carried at its estimated recoverable value.

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

The Company continues to explore the project however, until more definitive mineralization is determined, the current expenditures are impaired and the mineral interest is being carried at its estimated recoverable  value.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(d)

Venezuela

(i)

La Fe / Yuruan / Kilometre 88

Disposal

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within Bolivar State. During the year ended March 31, 2005, management disposed of these concessions for proceeds of $107,820 (Note 3).

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

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

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

International Arbitration

On July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. Accordingly, as part of the requirements for entering into the process of International Arbitration, the Court proceedings relating directly to the dispute between the Venezuelan government, CVG and Vannessa in Venezuela have been waived by the Company.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

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

On July 9, 2004 the Company filed a Request for International Arbitration alleging that Venezuela was in breach of the Bilateral Investment Treaty in place between Venezuela and Canada. On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property (See Subsequent Event Note 11 (e)).

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

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas (Continued)

Carrying costs

 Carrying costs by period incurred relating to Minca’s mineral interests comprise the following:

	2006	2005	2004

Administrative salaries	$66,208	$ 72,160	$ 179,385
Community relations	35,831	39,053	68,871
General administration	127,150	138,586	82,382
Legal costs	237,839	259,226	250,482
Rent, utilities and taxes	48,477	52,837	27,557
Travel	18,256	19,898	46,756
	$ 533,761	$ 581,760	$ 655,433

Due to the Company’s ongoing disputes outlined above, the Company  continues to record impairment charges equal to the direct carrying costs incurred for its Las Cristinas interest. Additional legal and related costs incurred by the Company are not included in these carrying costs.

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

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

6.

SHARE CAPITAL

The Company’s authorized and issued share capital is as follow:

	2006		2005		2004
	Number	$	Number	$	Number	$
	of Shares		of Shares		of Shares
Authorized
250,000,000 common shares without par value

Issued
Balance, beginning of year	81,471,353	$ 43,100,845	75,051,353	$ 41,053,245	54,501,353	$ 32,749,745
Private placement (a)	-	-	4,805,500	1,537,760	4,300,000	1,505,000
Warrants exercised (a)	4,000,000	1,600,000	-	-	-	-
Options exercised (b)	-	-	170,000	47,600	200,000	56,000
Private placement (c)	-	-	-	-	13,500,000	5,400,000
Warrants exercised (c) and (d)	287,500	124,375	-	-	-	-
Private placement (d)	-	-	1,444,500	462,240	2,500,000	1,500,000
Finder's fee (cash) (d)	-	-	-	-	-	(177,500)
Mineral properties (e)	-	-	-	-	50,000	20,000
Purchase subsidiary minority interest (f)	1,500,000	645,000	-	-	-	-
Balance, end of year	87,258,853	$ 45,470,220	81,471,353	$ 43,100,845	75,051,353	$ 41,053,245

 (a)

In fiscal 2005, pursuant to a non-brokered private placement, 4,805,500 (2004 – 4,300,000) units were issued at a price of $0.32 (2004 - $0.35) per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.40) per share until December 22, 2006 (2004 – June 4, 2005). 4,000,000 of the 2004 warrants were exercised during the year ended March 31, 2006 and 300,000 expired (See Note 11(d)).

(b)

 In fiscal 2005, stock options totaling 170,000 (2004 – 200,000) were exercised at a price of $0.28 (2004 - $0.28) per share.

(c)

 Pursuant to a non-brokered private placement in fiscal 2004, 13,500,000 units were issued at a price of $0.40 per unit. Each unit consisted of one common share and three quarters of one warrant entitling the holder to purchase one additional share at a price of $0.45 per share until October 15, 2005.  During the year ended March 31, 2006, pursuant to the exercise of warrants, 187,500 shares were issued at a price of $0.45 per warrant.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

6.

SHARE CAPITAL (Continued)

(d)

 In fiscal 2005, pursuant to a non-brokered private placement, 1,444,500 (2004 – 2,500,000) units were issued at a price of $0.32 (2004 - $0.60) per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.66) per share until January  7, 2007 (2004 – February 18, 2006) (See (a) below). Finder’s fees of $nil (2004 - $177,500) was paid pursuant to this financing.  During the year ended March 31, 2006, pursuant to the exercise of warrants, 100,000 shares were issued at a price of $0.40 per warrant.

(e)

 In fiscal 2004 and pursuant to a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in Guyana, a final payment of 50,000 common shares were issued to the vendor at the price established at the date of the agreement of $0.40 per share (Note 5 (c) (iii)).

 (f)

On July 14, 2005. the Company acquired the 40% minority interest in Vanarde Mining Inc., the owner of the Company’s Potaro diamond project, for 1,500,000 common shares at a price of $0.43 per common share.

The continuity of the Company’s share purchase warrants is as follows:

	Warrants Outstanding		Exercise Price	Expiry Date	Weighted Average Remaining Life
Balance – March 31, 2003	6,780,000
Issued	4,300,000	(a)	0.40	June 4/05
Issued	10,125,000	(c)	0.45	Oct. 15/05
Issued	2,500,000	(d)	0.66	Feb. 18/07	0.82
Balance – March 31, 2004	23,705,000				1.21
Issued	4,805,500	(a)	0.40	Dec. 22/06	0.65
Issued	1,444,500	(d)	0.40	Jan. 7/07	0.62
Expired	(300,000)		2.00	May 22/04
Balance – March 31, 2005	29,655,000				0.78
Expired	(2,000,000)		0.55	Dec /16/05
Exercised	(4,000,000)	(a)	0.40	June 4/06
Expired	(300,000)	(a)	0.40	June 4/06
Exercised	(100,000)	(b)	0.40	Sept 12/06
Exercised	(187,500)	(c)	0.45	Oct 15/05
Expired	(9,937,500)	(c)	0.45	Oct 15/05
Balance – March 31,2006	13,130,000		0.62		0.69

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

6.

SHARE CAPITAL (Continued)

During fiscal 2006, regulatory approval was obtained for the extension of the expiry dates relating to the following share purchase warrants:

(a)

780,000 and 2,500,000 warrants with an expiry date of February 18, 2006 have been extended to February 18, 2007; the exercise price is $0.66 per share.

See Note 9 for additional warrants that could be issued in connection with the Convertible Debenture.

As at March 31, 2006 and 2005, there were no escrow shares outstanding or voluntary pooling arrangements.

At March 31, 2006, the Company had share purchase warrants outstanding as follows:

Outstanding         Exercise Price               Expiry

 Warrants

        per Warrant                   Date

            780,000                      $0.66              February 18, 2007

         1,700,000                        1.06              August 26, 2006

         2,000,000                       0.89              August 28, 2006

         2,500,000                       0.66              February 18, 2007

         4,805,500                       0.40              December 22, 2006

         1,344,500                       0.40              January 7, 2007

       _________

       13,130,000

The Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2003	2,025,000	$0.94	4.07
Granted (Note 8)	1,875,000	$0.28
Exercised	(200,000)	$0.28
Expired	(200,000)	$(0.85)
Balance – March 31, 2004	3,500,000	$0.64	3.57
Granted (Note 8)	1,630,000	$0.28
Exercised	(170,000)	$0.28
Expired	(210,000)	$(0.85)
Balance – March 31, 2005	4,750,000	$0.64	3.29
Granted (Note 8)	1,525,000	$0.60
Expired	(490,000)	$(0.76)
Balance – March 31, 2006	5,785,000	$0.58	2.88

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

6.

SHARE CAPITAL (Continued)

At March 31, 2006, the Company had share purchase options outstanding to directors and employees exercisable as follows:

Outstanding	Exercise Price	Expiry Date
165,000	$0.95 per share	July 4, 2006
1,240,000	$0.95 per share	July 4, 2007
1,270,000	$0.28 per share	August 25, 2008
175,000	$0.64 per share	March 11, 2009
1,510,000	$0.45 per share	September 2, 2009
1,425,000	$0.60 per share	August 26, 2010
5,785,000

7.

RELATED PARTY TRANSACTIONS

The Company incurred expenditures for consulting services from two companies controlled by two Directors and, the retention of a Director to provide professional project management services to the Crucitas gold project  commencing in September 2005 which became direct employment commencing January 1, 2006.

 The expenditures were allocated as follows:

	2006	2005	2004
Charged to head office administration	$ 160,016	$ 60,000	$ 140,016
Charged mineral interests	44,891	89,280	191,697
	$ 204,907	$ 149,280	$ 331,713

The agreements are on a month-to-month basis and will remain in force from year to year until such time as notice of termination is given by either party.

Stock-based compensation related to options awarded to directors of the Company totaled $460,527 (2005 - $506,543; 2004 - $387,104).

Effective November, 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which a Director has an interest. Consideration for this transaction is an agreement for Boralis to pay the Company 80% of all net benefits realized from these properties (Note 3).

During fiscal 2006, the Company paid debt financing structuring fees of $150,000 to the controlling shareholder related to $3 million of short term financing (bearing interest at 9.5% and which was repaid during the year) and related to the convertible debenture (Note 9). These fees were expensed during fiscal 2006 as interest and financing costs.

Related party transactions have been recorded at their exchange amounts.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

8.

CONTRIBUTED SURPLUS

During the year, the Company granted 1,525,000 (2005 – 1,630,000; 2004 - 1,875,000) stock options to directors and employees. Options vest immediately on the grant date. Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.40 (2005 - $0.42; 2004 - $0.28) per option for a total value of $610,698 (2005 - $688,053; 2004 - $527,869) of which $528,605 (2005 - $624,736: 2004 - $454,671) was charged to operations and $82,093 (2005 - $63,317; 2004 – 73,198) was allocated to mineral interests.

Assumptions used in this model were as follows:

	2006	2005	2004
Risk free interest rate	4.24%	2.63%	3.89%
Dividend yield	-	-	-
Volatility factor	80%	121%	91%
Expected option life	5 years	5 years	5 years

The continuity of contributed surplus is as follows:
Balance, beginning of year	$ 2,082,113	$ 1,394,060	$ 866,192
Value of stock-based compensation granted	610,698	688,053	527,868
Balance, end of year	$ 2,692,811	$ 2,082,113	$ 1,394,060

9.

CONVERTIBLE DEBENTURE

On March 1, 2006, the Company issued a non-brokered private placement of a collateralized convertible debenture to Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder.  The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31. At the option of the holder, the principal amount outstanding under the convertible debenture may be converted into common shares any time after January 31, 2007 until maturity at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to March 1, 2006). The principal amount outstanding may be repaid at the option of the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty, or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.  In addition, for every dollar of principal outstanding on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share.  The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of each of its subsidiaries.  The Company  agreed to pay Exploram a structuring fee of $90,000 in respect of the placement. This amount has been charged to financing expenses.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

9.

CONVERTIBLE DEBENTURE (Continued)

The Company has deemed the fair market value of the liability portion of the convertible debenture upon issuance to be approximately $3.5 million which amount will be accreted to its face value of $5.0 million through interest expense charges computed at 25% per annum through to January 31, 2009. The balance of the convertible debenture approximating $1,500,000 has been credited to equity and represents the values ascribed to the obligation to issue warrants and the convertible feature of the debenture.

10.

NON-CASH ITEMS EXCLUDED FROM CASH FLOWS

The following non-cash amounts have been excluded from mineral interests and share capital on the statements of cash flows:

	2006	2005	2004
Mineral interests
Stock-based compensation	$ 82,093	$ 63,317	$ 73,197
Amortization of capital assets used in exploration	424,535	515,104	512,952
Shares issued for the acquisition of mineral interests	645,000	-	20,000

Share capital
Shares issued for the acquisition of mineral interests	$ 645,000	$ -	$ 20,000

11.

SUBSEQUENT EVENTS

(a)

On April 13, 2006, the Company borrowed $1,500,000 from Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $45,000 was paid. The loan is payable on demand after June 30, 2006 and is secured by a general security agreement over the Company's assets.

(b)

On May 5, 2006, a  Director of the  Company exercised  300,000 options at a price of $0.28 per option for proceeds of $84,000.

(c)

On June 19, 2006, the Company  borrowed an additional $1,500,000 from Exploram. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee of $45,000 was paid. The loan is payable on demand after August 31, 2006 and is secured by a general security agreement over the Company's assets.

(d)

On July 12, 2006, Exploram exercised 4,805,500 warrants at a price of $0.40 per warrant for proceeds of $1,922,200.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

11.

SUBSEQUENT EVENTS (Continued)

(e)

The Company submitted its Memorial to ICSID setting out its argument and written evidence  on    January 13, 2006. Venezuela recently raised objections  regarding the tribunal’s jurisdiction in this matter and  the Tribunal has  scheduled a hearing to address Venezuela’s  objections  in May  2007.  Counsel has   advised  the  Company   that jurisdictional  objections  are  not  uncommon  in  arbitration cases of this kind.  The Company  remains  confident  in  its  position  that  the Tribunal has   jurisdiction  to arbitrate this dispute.  A hearing on the merits of the  claim will  be scheduled  if the Tribunal rules in the Company’s favor on the jurisdictional objection.

(f)

On July 4, 2006, 165,000 stock options to directors and employees expired.

(g)     On August 11, 2006, the Company (i) extended the expiry date and reduced the exercise   price of   2,000,000 outstanding share purchase warrants exercisable at $0.89 per share and expiring on August 28, 2006, such that the warrants will become exercisable at $0.60 per share until August 28, 2007, subject to earlier expiry if the Company's closing share price exceeds $0.72 for 10 consecutive trading days; and (ii) extended the expiry date and reduced the exercise price of 1,700,000 outstanding share purchase warrants exercisable at $1.06 per share and expiring on August 26, 2006, such that the warrants will become exercisable at $0.60 per share until August 26, 2007 subject to earlier expiry if the Company’s closing share price exceeds $0.72 for 10 consecutive trading days.

(h)

On September 5, 2006, the Company entered into a “principles of agreement” with Shoreham  Resources Ltd. of Toronto (“Shoreham”) in order to accelerate the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, subject to due diligence, the Company will grant Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2,000,000 in exploration and qualified project management expenditures during a three year period, and may earn an additional 25% by completing an additional US$2,000,000 in exploration and development work prior to the fourth anniversary of completion of due diligence review.

Under Shoreham’s direction and supervision, exploration will focus on expanding known gold resources at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities and to provide a resource report compliant with Canadian National Instrument 43-101.  The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi/Paint Mountain gold resource.

The principles of agreement separately provides a conditional  sale of 100% of the Company’s under performing Potaro assets to Shoreham under predefined terms.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

11.

SUBSEQUENT EVENTS (Continued)

(h)

The transaction, subject to successful completion of due diligence, and execution of a definitive agreement between the Company and Shoreham, is expected to provide the Company the opportunity to focus on the Crucitas gold mine development in Costa Rica that is currently in the predevelopment phase.

12.

SEGMENTED INFORMATION

	2006	2005
Identifiable assets by geographical location are as follows:

Canada	$ 1,703,944	$ 1,116,362
Brazil	8,944	8,944
Costa Rica	6,576,329	4,785,724
Guyana	2,208,443	2,359,667
Venezuela	144,217	111,540
	$ 10,641,877	$ 8,382,237

13.

POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company’s Canadian tax-effected future income tax assets in accordance with corporate income tax filings  are made up as follows:

	2006	2005
Future income tax assets:
Non-capital losses carried forward	$ 11,309,694	$ 8,190,001
Property plant and equipment	1,504,470	1,504,470
Mineral property interests	2,323,247	2,323,247

	15,137,411	12,017,718

Estimated Tax Rate	37%	37%

Subtotal	5,600,842	4,446,556

Capital losses carried forward (est. tax rate of 25%)	3,133,783	3,133,783

Future income tax assets before valuation allowance	8,734,625	7,580,339

Valuation allowance	(8,734,625)	(7,580,339)
Net Future income tax assets	$ -	$ -

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

13.

POTENTIAL FUTURE INCOME TAX ASSETS (Continued)

At March 31, 2006, the Company has non-capital losses remaining to be carried forward of approximately $11,310,000 (2005 - $8,190,000; 2004 - $6,690,000) which may be available to offset future income for income tax purposes.  These losses expire over the next seven years.  The Company’s foreign exploration and development expenses approximating $2,323,000 (2005 - $2,323,000; 2004 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit.  In addition, the Company has capital losses of approximately $12,535,000 (2005 - $12,535,000; 2004 - $9,124,000) which can be carried forward indefinitely and may be available to offset future capital gains.  Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

14.

COMMITMENTS

(a)

Effective March 1, 2004, the Company moved its head office to Calgary, Alberta and entered into a lease agreement for office premises in its new location for a period of three years at a cost of $49,457 per annum.

(b)

The Company entered into a lease agreement expiring May 31, 2006 for its premises in Guyana requiring lease payments of $19,200 U.S. per year. The lease was renewed, effective June 1, 2006, for another one year term at a cost of $19,200 U.S. per year.

15.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current year’s presentation.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

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

	2006	2005	2004
	$	$	$
Mineral interests (i) (ii)
Under Canadian GAAP	7,000,771	6,533,625	5,821,061
Deferred exploration expenditures	(22,482,653)	(18,893,646)	(17,460,161)
Deferred exploration impairment	17,720,424	14,351,964	13,739,141
Contributions from joint venture participant	2,999,304	2,999,304	2,999,304
Purchase of minority interest	(645,000)	-	-
Accumulated amortization of dedicated capital assets	(452,156)	(585,621)	(747,134)
Under US GAAP	4,140,690	4,405,626	4,352,211

Convertible Debenture and Other Paid in Capital (iii)
Under Canadian GAAP	3,539,401	-	-
Additional paid in capital	890,475	-	-
Interest accretion under Canadian GAAP	(29,876)	-	-
Interest accretion under US GAAP	13,877	-	-
Under US GAAP	4,413,877	-	-

Minority interest (ii)
Under Canadian GAAP	-	-	-
Contributions from joint venture participant	-	2,999,304	2,999,304
Joint venture participant’s share of deferred exploration expenditures	-	(1,792,360)	(1,315,009)
Joint venture participants share of accumulated amortization of dedicated capital assets (i)	-	(680,788)	(563,011)
Under US GAAP	-	526,156	1,121,284

Deficit
Under Canadian GAAP	(45,163,512)	(37,689,537)	(32,346,864)
Deferred exploration expenditures	(22,482,653)	(18,893,646)	(17,460,161)
Deferred exploration impairment	17,720,424	14,351,964	13,739,141
Joint venture participant’s share of deferred exploration costs	1,673,516	1,792,360	1,315,009
Joint venture participants share of accumulated amortization of dedicated capital assets	680,788	680,788	563,011
Convertible debenture accretion	15,999	-	-
Accumulated amortization of dedicated capital assets	(452,156)	(585,621)	(747,134)
Compensation expense on escrow shares (v)	(416,957)	(416,957)	(416,957)
Under US GAAP	(48,424,551)	(40,760,649)	(35,353,955)

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

	2006	2005	2004
	$	$	$
Contributed surplus
Under Canadian GAAP	2,692,812	2,082,113	1,394,060
Compensation expense on escrow shares (v)	416,957	416,957	416,957
Under US GAAP	3,109,769	2,499,070	1,811,017

Additional paid in capital (iii)
Under Canadian GAAP	1,490,475	-	-
Convertible debenture	(890,475)	-	-
Additional paid in capital under US GAAP	600,000	-	-

Shareholders’ equity
Share capital	45,470,220	43,100,845	41,053,245
Contributed surplus	3,109,769	2,499,070	1,811,017
Additional paid in capital	600,000	-	-
Deficit under US GAAP	(48,424,511)	(40,760,649)	(35,353,955)
Shareholders’ equity under US GAAP	755,438	4,839,266	7,510,307

Net loss for the year
Under Canadian GAAP	(7,473,975)	(5,342,673)	(5,581,042)
Deferred exploration expenditures (i)	(3,589,007)	(1,433,485)	(3,287,288)
Deferred exploration impairment (i)	3,368,460	612,823	3,910,562
Minority interest (ii)	(118,844)	595,129	554,899
Amortization of dedicated capital assets (i)	133,466	161,512	98,757
Convertible debenture accretion	15,999	-	-
Compensation expense on escrow shares (v)	-	-	(58,695)
Under US GAAP	(7,663,901)	(5,406,694)	(4,362,807)

Basic and diluted loss per share under US GAAP	(0.09)	(0.07)	(0.07)

Weighted average number of common shares
outstanding under US GAAP	86,129,983	76,875,180	60,365,956

Comprehensive loss
Net loss for the year under US GAAP	(7,663,901)	(5,406,694)	(4,362,807)

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

	2006	2005	2004
	$	$	$
Consolidated statements of cash flows
Operating activities
Cash used under Canadian GAAP	(1,787,591)	(1,851,932)	(1,477,291)
Mineral interest expenditures and impairments	(3,123,684)	(3,459,146)	(2,774,336)
Cash used in operating activities under US GAAP	(4,911,275)	(5,311,076)	(4,251,627)

Investing activities
Cash provided (used) under Canadian GAAP	(4,324,150)	634,569	(7,145,367)
Mineral interest expenditures and impairments	3,123,684	3,459,146	2,774,336
Cash provided by (used in) investing activities under US GAAP	(1,200,466)	4,093,715	(4,371,031)

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

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

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

On July 14, 2005, the Company re-acquired the 40% minority interest in Vanarde Mining Inc., the owner of Vannessa's Potaro diamond project, for the issuance of 1,500,000 common shares having a value of $645,000 which was determined  by estimating the proportional net asset value of the mobile mining equipment and other infrastructure on site. For Canadian GAAP, the $645,000 was recorded as a mineral interest expenditure; for US GAAP, the amount reduced minority interest and increased  the 2006 net loss, as an impairment of mineral interests.

(iii)

Convertible Debenture and Other Paid in Capital

For Canadian GAAP, the Company bifurcated the debt, the holder’s embedded  conversion option and the warrants. For US GAAP, bifurcation of the holder’s embedded conversion option is not required and as such the Company only bifurcated the warrants.

(iv)

Stock-based Compensation

In the year ended March 31, 2002 and prior, the Company elected to follow Accounting Principles Board No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Under APB 25, no compensation expense is recognized in connection with options granted to employees except if options are granted at a strike price below the fair value of the underlying stock.

Effective April 1, 2002, the Company adopted the fair value recognition provision of FASB Statement No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”).  Under the modified prospective method of adoption selected by the Company under the provisions of FASB Statement No. 148 “Accounting for Stock-based

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

(iv)

Stock-based Compensation (Continued)

Compensation – Transition and Disclosure” (“SFAS 148”), compensation cost recognized in the years ended March 31, 2006, 2005, 2004 and 2003 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date.  Results of prior years have not been restated.

(v)

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

(vi)

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

(vii)  Exploration Stage Enterprise

The Securities and Exchange Commission’s Industry Guide 7 requires companies without proven and probable reserves to refer to themselves as “exploration stage” enterprises. Canadian GAAP does not require any such disclosure.

VANNESSA VENTURES Ltd.

( an exploration stage company)

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(In Canadian Dollars)

16.

RECONCILIATION TO U.S. GAAP (Continued)

(viii)

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

(ix)

Income Tax

Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially  enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of deferred income taxes.  This difference in Canadian  GAAP  and US GAAP  did not have  any effect on the  financial position or the results of operations of the Company for the years ended March 31, 2006, 2005, and 2004.

(x)

Certain of the prior year figures have been reclassified to conform to the current year’s presentation.

ITEM 18

FINANCIAL STATEMENTS

See Item 17.

ITEM 19

EXHIBITS

The following exhibits are attached and incorporated herein:

Description of Document
1.1	Notice of Articles, dated September 23, 2004 -- Incorporated by Reference to Form 20-F 2004 Annual Report –
1.2	Articles -- Incorporated by Reference to Form 20-F 2004 Annual Report –
4.1	Stock Option Plan of Vannessa Ventures Ltd. dated August 12, 2003 --Incorporated by Reference to Form 20-F 2004 Annual Report –
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

              ---Incorporated by Reference to Form 20-F 2000 Annual Report –

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

              -- Incorporated by Reference to Form 20-F 2004 Annual Report –

4.9

Demand Promissory Note made by the Company in favor of Exploram Enterprises Ltd. dated December 20, 2005, for $2,000,000 at an annual interest rate of 9.5%, payable monthly.

              -- Incorporated by Reference to Form 20-F 2005 Annual Report –

4.10

Secured Convertible Debenture between the Company and Exploram Enterprises Ltd. dated March 1, 2006, maturing January 31, 2009 for $5,000,000 at an annual interest rate of 9.5%, payable semi-annually (July 31 and January 31) with first interest payment on July 31, 2006.

              -- Incorporated by Reference to Form 20-F 2005 Annual Report –

4.11	Demand Promissory Note made by the Company in favor of Exploram, dated April 13, 2006, for $1,500,000 at an annual interest rate of 9.5%, payable monthly.
4.12	Demand Promissory Note made by the Company in favor of Exploram, dated June 19, 2006, for $1,500,000 at an annual interest rate of 9.5%, payable monthly.
8	Subsidiaries of the Company -- Incorporated by Reference to Form 20-F 2004 Annual Report –
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Statement of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Statement of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

September 28, 2006