Form 20-F
period 2007-03-31
VANNESSA VENTURES LTD
filed 2007-10-12
CIK 1102708

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

_  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

x   Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2007

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
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered

N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of March 31, 2007:

97,364,353 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X       NO __

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17   X       ITEM 18 __

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

     The information contained in this Annual Report on Form 20-F for the fiscal year ended March 31, 2007 (the “2007 Form 20-F”) of Vannessa Ventures Ltd. (the “Company”) is current at August 28, 2007 except where a different date is specified.

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

     Financial information is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 15 to the accompanying audited consolidated financial statements of Vannessa Ventures Ltd.

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

“deposit” or “mineralized material” refers to a mineralized body which has been delineated by appropriately drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

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

“veinlet” is a small or secondary vein.

v

Forward-Looking Statements

     This Annual Report on Form 20-F of Vannessa Ventures Ltd. (the “Company”) contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and 21E of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian law, that are intended to be covered by the safe harbor created by such laws. All statements, other than statements of historical facts, included in this document, the Company’s other filings with the U.S. Securities and Exchange Commission and Canadian and other regulatory authorities, and in press releases and public statements by the Company’s officers or representatives, that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as financial and operating results and estimates; future business strategy and plans; legal proceedings involving the Company’s Las Cristinas Project in Venezuela; performance and results of the ongoing feasibility study at the Company’s Cerro Crucitas Project in Costa Rica; the Company’s application to receive environmental approvals to mine the hard rock material at the Cerro Crucitas Project; estimated completion dates; estimated exploration expenditures; operations; estimates of reserves and resources; Cerro Crucitas feasibility study estimates including estimates of cash operating costs, capital costs, future gold production, cash flows, rates of return, net present value, pay back periods and other such matters, are forward-looking statements. The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the Company’s actual results, performance or achievements, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s status as an exploration company without operating history; limited experience in placing mineral deposit properties into production; history of net losses to date and dependence on outside financing to fund operations; risks arising because the Company does not hold interests in land or other form of property interest or title in its properties; the inherently risky nature of exploration activities; uncertainties concerning reserve and resource estimates; political and other risks related to the Company’s foreign operations including risks from political and economic instability in Venezuela, Guyana and Costa Rica; risks relating to the Company’s dispute with a Venezuelan state-owned corporation with respect to the Las Cristinas Project; risks that the Company’s interest in the Exploration Concessions adjacent to the Cerro Crucitas Project in Costa Rica may be impaired by decree of a national moratorium on new open pit mining; risks relating to the Company’s application for environmental approvals to mine the hard rock material at the Cerro Crucitas Project; risks relating to fluctuations in the price of gold; and risks relating to the Company’s shares reserved for future issuance and potential resulting dilution to current stockholders. Please see “Item 3. Key Information – D. Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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

     The following selected financial data for the Company on the following page should be read in conjunction with the audited consolidated financial statements and notes attached as a part hereof. These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The major differences between Canadian GAAP and U.S. GAAP that would affect the measurement of the Company’s financial position, loss or cash flows are set forth in Note 15 to the accompanying audited consolidated financial statements of the Company.

Selected Financial Data
(CDN$)

		YEARS ENDED MARCH 31,
	2007	2006	2005	2004	2003
Interest Income	1,631	4,504	42,159	54,030	88,665
Net Loss	(5,376,793)	(7,473,975)	(5,342,673)	(5,581,042)	(9,335,304)
Loss Per Share	$(0.06)	$(0.09)	$(0.07)	$(0.09)	$(0.18)

Cash Used in Operating Activities	(4,315,568)	(1,787,591)	(1,851,932)	(1,477,291)	(1,499,650)
Cash Provided by (Used in) Investing Activities	(5,585,644)	(4,324,150)	634,569	(7,145,367)	(4,229,591)
Cash Provided from Financing Activities	8,506,200	6,724,375	2,047,600	8,283,500	4,973,333

Total Assets	13,959,261	10,641,877	8,382,237	11,093,367	7,977,296
Current Liabilities	7,157,516	2,612,481	888,816	992,926	1,127,181
Mineral Properties (included in Total Assets)	9,521,407	7,000,771	6,533,625	5,821,061	6,693,211
Deficit at End of Period		(45,163,512)	(37,689,537)	(32,346,864)	(26,765,822)
	(50,540,305)
Share Capital ($)	48,976,420	45,470,220	43,100,845	41,053,245	32,749,745

Weighted Shares Outstanding at End of Year (#)	91,716,042	87,258,853	81,471,353	75,051,353	54,501,353

The Company has not declared or paid any cash dividends during the periods indicated.

Selected Financial Data Adjusted for US GAAP
(CDN$ )

	YEARS ENDED MARCH 31,
	2007	2006	2005

Net Loss	(7,885,193)	(7,663,901)	(5,406,694)
Weighted Average Number of Shares	91,716,042	86,129,983	76,875,180
Loss Per Share	$(0.09)	$(0.09)	$(0.07)

Cash Used in Operating Activities	(7,699,916)	(4,911,275)	(5,311,076)
Cash Provided by (Used in) Investing Activities	(2,201,297)	(1,200,466)	4,093,715
Cash Provided by Financing Activities	8,506,200	6,724,375	2,047,600

Mineral Properties	3,950,355	4,140,690	4,405,626
Shareholders’ Equity	3,388,763	755,438	4,839,266

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

     1. On August 28, 2007, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.9421 U.S. = $1.00 Canadian.

     All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

     2. The following table sets forth the high and low exchange rates for each month during the previous six months.

Month	3/07	2/07	1/07	12/06	11/06	10/06
High Rate	.8674	.8632	.8584	.8759	.8868	.8965
Low Rate	.8467	.8437	.8457	.8581	.8715	.8783

     3. The following table sets forth the average exchange rates for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.

		Year Ended March 31,
	2007	2006	2005	2004	2003
Average Rate During Period	.8783	.8386	.7872	.7412	.6454

B.	Capitalization and Indebtedness

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

     To date, the Company has had no revenue from the exploration activities on its properties; the Company’s exploration activities have disclosed a commercially viable mineral deposit. Studies have identified a reserve at the Company’s Crucitas gold project in Costa Rica and the Company is continuing approval and development activities on this project. However, even if the Company does continue this activity or undertake additional development activity on any of its other properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

     The Company has experienced, on a consolidated basis, losses in all years of its operations. At March 31, 2007, the Company’s deficit was $50,540,305 (March 31, 2006 - $45,163,512). The Company’s operations do not provide any cash flow. In the past, the Company has relied on sales of equity securities, loans from its controlling shareholder, Exploram Enterprises Ltd. (“Exploram”) and payments from joint venture partners to meet its cash requirements.

     At March 31, 2007, the Company had a working capital deficiency of $6,628,328 (at March 31, 2006, the Company had working capital of $709,685).

     The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties or reduce or terminate its operations on such properties.

     Other than property associated with the Crucitas project in Costa Rica, the Company does not hold interests in land, or any other form of property interest or title in any properties.

     Other than property purchased on, or near, the Crucitas project in Costa Rica, the Company does not hold interests in land, or any other form of property interest or title in any of its properties. The Company’s interests in its properties are comprised of exclusive rights under government licenses and contracts to conduct operations in the nature of exploration, development and, in due course if warranted, mining, on the concession areas. Maintenance of the Company’s exclusive rights to conduct operations on its various foreign concessions is subject to ongoing exploration and development expenditures. The Company’s rights with respect to these concessions are also limited as to time. The Company must develop and mine on a concession within specified periods in order to maintain its rights with respect to that concession. Should the Company determine that a property has no economic merit, then the property is abandoned, all identifiable property costs are written off and the property reverts back to the government and in Costa Rica land would be sold.

The Company’s exploration activities are inherently risky.

     The business of resource exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, only the Company’s Crucitas gold project in Costa Rica has a known body of commercial ore, which the Company is in the process of developing. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the conduct of exploration programs, particularly in the later stages of exploration. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The Company maintains liability insurance coverage of $2,000,000 per occurrence with respect to its mineral exploration operations, but no assurance can be made that such coverage will be sufficient in all situations.

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

     Reserve and resource calculations are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore, and recoverability of metal in the mining process.

     There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of the Company’s properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

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

     The Company is pursuing a defense against what the Company believes was an expropriation of its Las Cristinas Project where the ownership rights are in doubt and in dispute.

     The Company is pursuing a defense of its ownership rights in the Las Cristinas Project in Venezuela and the ownership rights are in doubt and in dispute. See “Item 4. Information on the Company -- D. Property, Plant and Equipment -- Venezuela -- Las Cristinas Project -- Title Dispute and Legal Proceedings -- International Arbitration.” Over the past two years a number of legal actions undertaken by the Company in defense of its rights to the Las Cristinas project have been either filed in Venezuelan Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004. Consequently, on July 8, 2004 the Company commenced a process of International Arbitration by filing a document to initiate the process, or Request (the “Request”), with the International Centre for Settlement for Investment Disputes (ICSID) in Washington D.C. The Request claimed that the Government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada in Venezuela. On October 28, 2004, the Secretary-General of the ICSID registered the Company’s Request against the Bolivarian Republic of Venezuela with respect to the Las Cristinas property. As part of the Arbitration process the Company suspended all ongoing legal actions with respect to the matter under Arbitration in Venezuela.

     The Company submitted its Memorial to ICSID setting out its argument and written evidence on January 13, 2006. Venezuela raised objections regarding the tribunal’s jurisdiction in this matter and the Tribunal scheduled a hearing to address Venezuela’s objections in May 2007. At this hearing the chairman of the tribunal removed himself from the proceedings due to a potential conflict of interests and the hearings were suspended. Following the resignation of the chairman of the Tribunal the arbitrator appointed by Venezuela also resigned as an arbitrator. The process going forward will be for Venezuela to select a replacement arbitrator, which has been done, and then both parties will select a third arbitrator to chair the tribunal. Failing agreement, ICSID will appoint the chairman. Following selection of the complete Tribunal the arbitration on the jurisdictional competency of the Tribunal to arbitrate the merits of the case will resume with no additional filings by the parties, who will utilize the material prepared for the hearing that had originally been scheduled for May 2007.

     Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. The Company remains confident in its position that the Tribunal has jurisdiction to arbitrate this dispute although there can be no assurance that the jurisdictional dispute will be resolved in the Company’s favor. A hearing on the merits of the claim will be scheduled if the Tribunal rules in the Company’s favor on the jurisdictional objection.

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

     The Company’s property interest on exploration lands adjacent to the Crucitas exploitation concession in Costa Rica may be impaired by a decree of a national moratorium on new open pit mining.

     The Company’s interest in the Cerro Crucitas Property may be impaired by the Government of Costa Rica’s decree of a national moratorium on open pit mining. See “Item 4. Information on the Company -- D. Property, Plant and Equipment -- Costa Rica -- Cerro Crucitas Project -- Proposed Exploration Program.” The decree states that any rights legally acquired prior to the decree will be respected. The Company holds exploitation rights with approvals obtained prior to the decree. In October 2002, the Supreme Court of Costa Rica confirmed the Cerro Crucitas project is exempt from the legislation prohibiting open pit mining. However, in December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Ministry of the Environment or “SETENA” and the President of the Republic, ruled that the resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica. The ruling also indicated that the environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica. The ruling does not go into effect until the parties are formally notified at which time details for the decision are expected. In the absence of other explanations for the ruling, the Company’s counsel speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title. The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits. With the change of law in 2002, the developer now requires environmental approval prior to receiving an Exploitation Permit. Since changes in the law are not retroactive, the Company believes the status of its Exploitation Permit should not be impacted. In late June 2007 a further ruling from the Supreme Court was received and the Company’s local counsel has indicated that the Supreme Court has now said that responsibility for determining if the Company has complied with all of the environmental requirements for Crucitas lies with the government agency of Mines Energy and the Environment (MINAE) of which SETENA is a part. MINAE has not cancelled the Company’s Exploitation Permit and the Company continues to believe it has complied with all legal requirements in the development of Crucitas and can see no legal reason why the Exploitation Permit will be cancelled.

     On September 1, 2005, the Company, through percent owned subsidiary, Industrias Infinito S.A. (“Industrias Infinito”), received a Resolution from SETENA approving the Company’s Environmental Impact Statement (EIS) dealing with the Crucitas gold project. The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License. The approval is for the mining of the saprolite which is weathered and soft material overlying the unaltered rock below. The saprolite makes up approximately one third of the resource and, the environmental approval to mine the underlying hardrock will be requested in fiscal 2008.

     Work continued on expansion of the Company’s environmental impact assessment from SETENA to incorporate the mining of hard-rock reserves into the already approved saprolite, or soft-rock reserves.

     On December 12, 2005, the Company, through Industrias Infinito, successfully concluded the environmental permitting process for its Crucitas gold project. The final resolution (Resolución No 3638-2005-SETENA), was issued by SETENA on December 12, 2005. The final resolution specified the amount of the required Environmental Performance Bond as US$ 600,000. The Company made arrangements for bonding to be put into place and $635,580 (US$ 600,000) was deposited in a bank in Costa Rica as security for the placement of an environmental bond for the Crucitas gold project.

     Although the Company believes that to date it has fulfilled all of the requirements of the regulatory body, MINAE, in the approval and development process at Crucitas. The Company is confident that MINAE will confirm that the Company has complied with all requirements associated with obtaining and maintaining the Exploitation Concession at Crucitas. This belief is supported by an expert legal opinion which maintains the Company has fulfilled all of its regulatory obligations with respect to the Exploitation Concession and that MINAE, the regulatory body exercising authority over the project, should thereby ultimately support this position.

     The Company filed a Feasibility Study in February of 2007 which is NI 43-101 compliant which means it meets standards set by the Canadian Securities Administrators for the disclosure of mineral projects. A detailed summary of this study is available to the public on SEDAR (a security related electronic information system for Canadian Public Companies – see www.sedar.com) dated February 26, 2007.

     The Company is continuing to prepare material that will be required to receive environmental approvals for the mining of the hard-rock material at Crucitas. The Company has already received Environmental Approval to mine the saprolite or soft-rock material on the surface of the deposit. The Company continues to be involved in several major social development programs in the communities close to the Crucitas project including computer and tailoring training, fish farming, and organic agriculture. A new section of road and a bridge to provide improved access to the mine site and the small local village of Crucitas is being completed.

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

     The Company’s potential profitability is subject in part to matters over which it has no control. including volatility in the price of gold..

     The mining industry in general is intensely competitive and, even if commercial quantities of mineral deposits are discovered, a profitable market may not exist for the sale of the minerals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. For example, the prices of gold and diamonds have experienced significant movement over short periods of time. The gold price fell to a 20-year low of US$ 253 in July 1999 and recovered significantly since that time to reach a level of US$ 436 by December 31, 2004, US$ 517 at December 31, 2005 and US$ 662 at August 28, 2007. Such prices are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions. Mineral deposits discovered on the Company’s properties may not be economic.

     The Company depends on a number of key directors and employees and the loss of any one of the key directors or employees could have an adverse effect on the Company.

     The Company depends on a number of key directors and employees, in particular Steven G. Dean, Chairman and a director of the Company; and John R. Morgan, President, CEO and director of the Company. The loss of any of these directors or employees could have an adverse effect on the Company. There are currently no management contracts outstanding with the key directors and employees and the Company does not maintain key man insurance on any of its management. See “Item 6 -- Directors, Senior Management and Employees.”

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

Foreign Currency Conversion Rates of $1 Canadian

		March 31,
	2007	2006	2005	2004

Costa Rica (Colon)	466.4	414.9	384.4	335.1
Venezuela (Bolivar)	1,859.7	1,837.8	1,762.1	1,468.5
Guyana (Dollar)	164.4	162.7	146.6	136.9

The Company’s share price has been volatile in recent years.

     In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX Venture Exchange fluctuated from a high of $0.59 to a low of $0.255 within the twelve month period preceding the date of this Annual Report on Form 20-F.

 The Company has shares reserved for future issuance which presents a risk of dilution to current and future shareholders and possible downward pressure on the share price.

     As at March 31, 2007, the Company had 97,364,353 common shares outstanding. Also at that date, there were 5,295,000 (March 31, 2006 – 5,785,000) stock options and 15,044,000 (March 31, 2006 – 13,130,000) share purchase warrants outstanding pursuant to which common shares may be issued in the future, which could result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors. At August 28, 2007, 4,475,000 stock options and 20,630,185 share purchase warrants were outstanding. As well, 7,874,016 shares would be issuable upon conversion of the entire principal amount of the secured convertible debenture in the amount of $5,000,000. See “—B. Related Party Transactions.” If all of these stock options and warrants are exercised and the debenture converted, the number of the Company’s currently outstanding shares would increase by approximately 31%, to 119,929,558. The impact of the issuance of a significant amount of common shares from these option and warrant exercises may place substantial downward pressure on the market price of the Company’s common shares.

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

     The Company is a reporting issuer in British Columbia and Alberta. The common shares trade on the TSX Venture Exchange under the symbol “VVV” and on the Berlin Stock Exchange under the symbol “VVT”. From January 1, 1999 to November 12, 2004, the Company’s common shares were quoted on the Over-the-Counter Bulletin Board Electronic Quotation System (the “OTC-BB”) under the symbol “VNVNF.” Since November 2004, the Company’s common shares have not been quoted on the OTC-BB because the Company had not filed its Annual Report on Form 20-F for its fiscal year ended March 31, 2004 (the “2004 Form 20-F”). Pursuant to comments received from the Commission on the Company’s Annual Report on Form 20-F for its 2003 fiscal year, concerning, among other matters, auditor independence issues, the Company, which replaced its former auditors during its 2004 fiscal year, retained its current auditors in October 2004 to undertake re-audits of the Company’s financial statements for its fiscal years 2002 through 2003 inclusive. These re-audits were completed and the 2004 Form 20-F was filed with the U.S. Securities and Exchange Commission on December 6, 2005. The Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005 was filed with the Commission on April 12, 2006 and its subsequent Annual Reports on Form 20-F have been timely filed with the Commission.

     The address of the head office of the Company is Suite 220, 1010 – 1st Street S.W., Calgary, Alberta, Canada, T2R 1K4. The telephone number of the head office of the Company is (403) 444-5191 or toll free 1 888 339-6339. The address for service and the registered and records office is located at DuMoulin Black, 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5. The Company’s website is www.vannessaventures.com and its e-mail address is info@vannessa.com.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

     The Company’s principal capital expenditures since April 1, 2004 were all related to its mineral properties as outlined in the table below and were incurred in the following countries:

Vannessa Ventures Ltd. Capital Expenditures
($ in Thousands)
Years Ended March 31,

	2007	2006	2005
Brazil
Brazil Concessions	$ 4	$ 4	$ 4
Costa Rica
Crucitas Gold Project	2,520	1,938	1,262
Guyana
Maple Creek Concessions	512	598	1,194
Potaro Concessions	170	205	53
Marudi Gold Project	204	298	820
South Guyana Concessions	-	13	-
Venezuela
La Fe\Yuruan\Kilometer 88	-	-	329
Las Cristinas	332	534	582
TOTAL	$ 3,742	$ 3,590	$ 4,244

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

Current and Planned Capital Expenditures/Divestitures

     Planned capital expenditures for the year ending March 31, 2008, are expected to be approximately $15 million. These expenditures will mostly be to maintain and advance the Company’s mining and development activities in the Crucitas gold project in Costa Rica. The Company will be utilizing available working capital and proceeds from equity financings and loans to finance 2008 planned capital expenditures.

Public Takeover Offers

     During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B.	Business Overview

Summary

     Since 1994, the Company’s principal focus has been the acquisition and exploration of mineral properties in Central and South America, principally in Costa Rica, Venezuela, Brazil and Guyana. The Company has interests in the following properties: the Potaro Concessions (Guyana), the Marudi Mountain Property (Guyana) and the Cerro Crucitas Property (Costa Rica). The Company is also pursuing in defense of its interest in the Las Cristinas Project in Venezuela; however, the ownership rights are in doubt and in dispute. See “Item 4. Information on the Company -- D. Property, Plant and Equipment -- Venezuela -- Las Cristinas Project -- Title Dispute and Legal Proceedings; -- International Arbitration.” At March 31, 2007 and August 28, 2007, all of the Company’s mineral interests were at the exploration stage other than the Cerro Crucitas property on which the Company is conducting development activities.

     Exploration on the Company’s properties is not significantly affected by seasonal changes. To conduct its exploration, the Company is dependent on sub-contractors for equipment and supplies. These are generally available but vary in price and immediacy of availability subject to demand.

     The Company does not earn any revenues from its operations although for the years ended March 31, 2007, 2006 and 2005, the Company earned interest of $1,631, $4,504 and $42,159, respectively, on deposits. At March 31, 2007, the Company had working capital (deficiency) of (6,628,328) (March 31, 2006 - $706,095). The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. The Company has financed its operations principally through the sale of its equity securities and through joint ventures and also through loans from its controlling shareholder, Exploram Enterprises Ltd.. Its ability to continue operations is dependent on the ability of the Company to obtain additional financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties or reduce or terminate its operations on such properties. See “Item 3. Key Information -- D. Risk Factors.”

     At August 28, 2007, the Company’s outstanding stock options and share purchase warrants represented a total of 25,105,185 common shares issuable for a maximum of $12,427,258 if these options and warrants are ultimately exercised in full. The exercise of options and warrants are completely at the discretion of the respective holders.

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

     The chart illustrates the corporate structure of the Company, including all subsidiaries, the respective jurisdictions of incorporation and the percentage of voting securities held directly or indirectly by the Company as at March 31, 2007.

ORGANIZATIONAL STRUCTURE

D.	Property, Plant and Equipment

     The Company is a mineral exploration company engaged in the acquisition and exploration of mineral properties in Central and South America, principally in Costa Rica, Venezuela, Brazil and Guyana. The Company has interests in the following properties: the Potaro Concessions (Guyana), the Marudi Mountain Property (Guyana) and the Cerro Crucitas Property (Costa Rica). The Company is also pursuing in defense of its interest in the Las Cristinas Project in Venezuela; however, the ownership rights are in doubt and in dispute as discussed under “ --Venezuela -- Las Cristinas Project -- Title Dispute and Legal Proceedings; -- International Arbitration.”

     The following is a map of the Company’s current project locations. These properties, excluding Cerro Crucitas, are without a known body of commercial ore, and the Company’s activities on such properties to date have been exploratory in nature.

Name of Property	% Ownership	Type of Exploration	Minerals	Results/Actions

VENEZUELA

Las Cristinas	in dispute	Inactive	gold	ICSID Arbitration

GUYANA

Potaro	100%	Care and Maintenance	diamonds and gold	Ongoing exploration agreement with Shoreham Resources Ltd.
Marudi Mountain	100%	Infrastructure work and geochemistry	gold	Ongoing exploration agreement with Shoreham Resources Ltd.
COSTA RICA

Cerro Crucitas	100%	Mine development	gold	Feasibility study issued

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

Exploration History

     Gold was first discovered in the Las Claritas area in 1910 by General Fernandez Amparan. At that time, gold nuggets were found in the Quebrada Amarilla. Today, the entire Kilometre 88 area is well known for the occurrence of gold nuggets. Sporadic mining activity was reported until the gold rush in the early 1980s. While a plethora of miners has extracted gold from the property, no systematic modern exploration work had been completed in the area prior to the work by CVG and Placer Dome, now part of Barrick Gold Corporation..

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

     Placer Dome conducted extensive exploration work from 1991 through 1997 including over 155,000 meters of diamond drilling and extensive testing in addition to geotechnical, environmental and other studies required for mine developments.

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

     Given gold prices and the Company’s understanding of the Las Cristinas deposit, the Company was recommending a new direction for the project, focusing on a staged approach for the development of the deposit. The intention was to reduce the up-front capital exposure, and hence risk, to allow the learning that inevitably occurs to be of benefit to the construction of the later stages. Stage one development would have focused on the smaller, saprolite resource, which is estimated to be less expensive to mine and to process. Saprolite is a term that describes near-surface, oxidized and heavily weathered rock. Saprolites are often found in tropical environments and other areas that have not been glaciated. Saprolites exhibit the in situ structure of the original rock but have much reduced strengths, similar to those of a soil. The Las Cristinas saprolite also has well-defined mineral content, and given that the material requires no blasting, minimum comminution and contains oxidized “free-gold”, it represents an attractive deposit. The Company had been compiling, integrating and interpreting existing data and studies to build-on and develop a saprolite-based bankable feasibility study. This was discontinued in November 2001 when the CVG took over control of the property and no further work has been done by the Company on the Las Cristinas Project pending resolution of the title dispute described below.

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

     Due to the Company’s ongoing disputes outlined above, management is continuing to record impairment charges equal to the carrying costs incurred for its Las Cristinas interest. During the Company’s fiscal year ended March 31, 2007, the carrying costs related to Minca’s mineral interests amounted to $332,103 (2006 - $533,761).

     The Company submitted its Memorial to ICSID setting out its argument and written evidence on January 13, 2006. Venezuela raised objections regarding the tribunal’s jurisdiction in this matter and the Tribunal scheduled a hearing to address Venezuela’s objections in May 2007. At this hearing the chairman of the tribunal removed himself from the proceedings due to a potential conflict of interests and the hearings were suspended. Following the resignation of the chairman of the Tribunal the arbitrator appointed by Venezuela also resigned as an arbitrator. The process going forward will be for Venezuela to select a replacement arbitrator, which has been done, and then both parties will select a third arbitrator to chair the tribunal. Failing agreement, ICSID will appoint the chairman. Following selection of the complete Tribunal the arbitration on the jurisdictional competency of the Tribunal to arbitrate the merits of the case will resume with no additional filings by the parties, who will utilize the material prepared for the hearing that had originally been scheduled for May 2007.

     Once a third arbitrator is selected and approved by ICSID, the tribunal will schedule a hearing to recommence the hearing on the jurisdictional competency of the tribunal in this case. A hearing on the merits of the claim will then be scheduled if the Tribunal rules in the Company’s favor on the jurisdictional objection.

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

     See also “Item 5. Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources --Subsequent Events.”

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

US $50,000 payable in advance for the sixth year and each subsequent year, due on the respective anniversary dates of the signing of the Uewang Agreement. The Company is current with its required payments as of the date of this Annual Report on Form 20-F

     On May 11, 2006, an addendum was entered into by the respective parties wherein the minimum annual royalty payment effective October 16, 2006 would be reduced from US$ 50,000 to US$ 10,000.

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

     On July 14, 2005, the Company reached an agreement to acquire the 40% minority interest in VMC for 1,500,000 common shares

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

     The joint venture was entered into with the intent to start a small scale, high grade operation near the main mineralized area in order to gain information about the deposit while generating positive cash flow. Management decided however that the benefit would not be sufficient for a public company and instead put in place an exploration program to better define and potentially enlarge the existing mineralized areas. This program was completed and was budgeted to cost US $500,000. Due in part to the change in plans, the joint venture partner agreed to dissolve the joint venture on the condition that the original deposit of US $80,000 would be refunded. This was done and the joint venture was cancelled by mutual agreement in September 2003.

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

Marudi Mountain and Paint Mountain

     Effective March 6, 2007, the Company executed Agreements with Shoreham Resources Ltd. (“Shoreham”) for the acceleration of the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

     Under the terms of the first agreement, the Company granted Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$ 2,000,000 in exploration and qualified project management expenditures during a period of three years or less. Shoreham may earn a further 25% by completing an additional US$ 2,000,000 in exploration and development work prior to the fourth anniversary of the Agreement. The Company has the option to retain a 25% interest in the property going forward.

     Under Shoreham's direction and supervision, exploration will focus on expanding known gold occurrences at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities in this large under-explored gold producing area and to provide a resource report compliant with Canadian National Instrument 43-101. The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi and Paint Mountain gold projects. This has reduced the Company’s costs with respect to operations in Guyana while retaining an interest in the development potential of Marudi and Paint Mountain.

     The second agreement provides for the sale to Shoreham of 100% of the Company’s Potaro assets in consideration of payment to the Company of an aggregate sum of US$ 1,200,000 over four years.

     The transaction and execution of the Agreements between the Company and Shoreham, is expected to provide the Company the opportunity to focus on the Crucitas gold mine development in Costa Rica that is currently in the predevelopment phase.

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

     Weathering of the various rock types has resulted in the development of a variable thickness of saprolite, with a relatively thin layer of lesser weathered material known as saprock between the saprolite and the unweathered bedrock. In many cases, the definition of these units, and also of the surficial overburden, is somewhat subjective. In general in the area drilled, the overburden unit ranges from 0 to about 20 metres, averaging about 2 metres; saprolite ranges from 0 to about 60 metres, averaging about 13 metres; and saprock ranges from 0 to about 50 metres, averaging about 6 metres.

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

     In November 1998, Placer Dome sold the project to Lyon Lake who completed a 100 trado auger drill hole program and commissioned Cambior Project and Construction Group Ltd. (“Cambior”), along with several consultants, to prepare a new feasibility study that was completed (and revised) in August 1999. The Company acquired the Crucitas Project from Lyon Lake in May 2000 and has been collecting the various studies and data sets from the authors over time.

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

     At June 30, 2004, the Technical Review Committee of the Ministry of Environment had not approved the Environmental Assessment Study for the project. The Ministry of Environment which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration. The receipt of the Environmental Permit is not assured. Should the permit not be received the reported carrying value may not reflect actual value. The Company has notified the Canadian Government and Costa Rican Government it will maintain the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.1

______________________________________
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

     On September 1, 2005, the Company, through its 100 percent owned subsidiary, Industrias Infinito S.A. (“Industrias Infinito”), received a Resolution from SETENA approving the Company’s Environmental Impact Statement (EIS) dealing with the Crucitas gold project. The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License. The approval is for the mining of the saprolite which is weathered and soft material overlying the unaltered rock below. The saprolite makes up approximately one third of the resource, and the environmental approval to mine the underlying hardrock will be requested in fiscal 2008.

     On December 12, 2005, the Company, through Industrias Infinito, successfully concluded the environmental permitting process for its Crucitas gold project. The final resolution (Resolución No 3638-2005-SETENA), was issued by SETENA on December 12, 2005. The final resolution specified the amount of the required Environmental Performance Bond as US$ 600,000. The Company has made preliminary arrangements for bonding to be put into place and this will be finalized now that the exact amount of the bond has been identified.

     Following the approval of the Environmental Impact Statement in early September 2005 the Company commenced working towards producing a feasibility study to secure project financing building upon the extensive work already completed on the project by Placer Dome and later Cambior Project & Construction Group for Industrias Infinito. On March 1, 2006, the Company published a news release announcing results of a study, prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) reporting resource estimates for the Crucitas project. The study was prepared by Geostat International Inc. under the direction of Pierre-Jean Lafleur, P.Eng., who is an independent Qualified Person as defined under NI 43-101. The report was filed and is available to the public on SEDAR dated April 10, 2006.

     The Geostat report reviewed the diamond drilling information completed by Placer Dome Inc. between 1994 and 1996 and the auger drilling completed in 1999 by Lyon Lake Mines Ltd., which controlled the property at that time. In total 251 diamond drill holes plus 27 geotechnical or ground water holes have been drilled plus 90 auger holes. Total drilling exceeds 36,000 meters. Geostat conducted a site visit in October of 2005 and had full access to Industrias Infinito technical staff, and all available data including drilling logs, core, assay information, etc. Geostat performed its own independent verification of the existing core samples using 21 samples of re-split core, including 3 standards. The correlation between Geostat assays and those of Industrias Infinito was found to be very good.

     The geology of the Crucitas deposit has been re-interpreted by Carl Caumartin, Vannessa’s Manager of Exploration and Development, and his staff at Industrias Infinito. Geostat reviewed and approved this interpretation in which gold mineralization is concentrated in vein-controlled structures that are, parallel and largely sub-vertical and which contain the bulk of the higher grade gold values.

	Crucitas Estimated Resources
	Cut Off Grade	tonnes	Gold	Silver
	g/tonne	(,000)	g Au/tonne	g Ag/tonne
Indicated(1)	0.5	25,086	1.21	3.17

Inferred(2)	0.5	12,567	1.23	3.14

     The resources listed above include gold and silver contained in hard rock and weathered rock (saprolite) or partially weathered near saprolite. Indicated gold resource totals include approximately 20 percent in saprolite, or near saprolite, material and inferred gold resource totals include approximately 25 percent in saprolite, or near saprolite, material.

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

     In March 2006, the Company also announced it had secured a 1,750 Hp SAG mill and a 3,000 Hp ball mill for US$ 1 million which are suitable for milling 5,000 tonnes per day of hard rock feed and serves the purposes required at Crucitas. These assets were originally purchased in January 2006 secured by a deposit and as of June 30, 2006 payments have been made and the mills are in storage awaiting shipment to Costa Rica.

     The Company has in place an Exploitation Permit which provides the rights to mine the Crucitas Exploitation Concession comprising 1,200 hectares. The Company has Environmental Approval to mine the saprolite material and is currently in the process of preparing material required to apply for Environmental Approval to mine the hard rock material as well.

     In January of 2007 the Company announced the results of a Feasibility Study on the Crucitas Gold Property. The Feasibility Study is compliant with National Instrument 43-101 which means it meets standards set by the Canadian Securities Administrators for the disclosure of mineral projects. A detailed summary of this study is available to the public on SEDAR dated February 26, 2007. The study was completed by Micon International Limited, Geostat Systems International Inc, and Golder Associates Ltd. and the Qualified Persons in those organizations, as defined by NI 43-101, have certified their qualifications for the portions of the study for which they have responsibility , and those certifications are included in the report filed on SEDAR. (See Item 19. Exhibits 4.16, 4.17, and 4.18. )

     The study was for mining both the saprolite and hard rock material and was based on costing and quotes obtained in the last half of 2006. The gold price used in the study was US$ 550 per ounce.

     The key tables and findings of the Feasibility Study are shown below:

Estimated Indicated Mineral Resources (1) at Las Crucitas at 0.5 g Au/tonne

Material/Zone	Tonnes	Gold (g/t)	Silver (g/t)
Saprolite
Total Structure	3,528,630	1.6	1.91
Total Outvein	638,472	0.64	1.00
Total Saprolite	4,167,102	1.45	1.77
Rock
Total Structure	16,540,075	1.32	3.51
Total Outvein	4,378,546	0.63	3.25
Total Rock	20,918,621	1.18	3.45
Total	25,085,723	1.22	3.17

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

Estimated Mineable Reserve (2) for Las Crucitas Fortuna and Botija Open Pits

	Ore Tonnes (Kt)	Gold Grade (g/t)	Silver Grade (g/t)	Waste (Kt)	Strip Ratio	Total Tonnes (Kt)
Saprolite	2,270.4	1.46	1,76	3,001.7	1.6	5,802.4
Hard Rock	7,681.6	1.43	3.58	9,307.9	1.2	17,098.4
Total	9,951.9	1.44	3.20	12,309.6	1.3	22,900.8
Saprolite	1,316.1	1.51	1.93	1,669.9	1.5	3,258.1
Hard Rock	3,645.9	1.40	3.85	6,137.2	1.7	9,883.0
Total	4,962.0	1.43	3.36	7,807.1	1.6	13,141.1
Total	14,914.0	1.43	3.25	20,116.7	1.4	36,042.0

Notes on Reserves:

1)

Mineable reserves were calculated by applying 5% dilution to ore tonnes of waste tonnes at the average waste gold grade, and subtracting 4.76% of diluted ore tonnes as ore losses. This equates to a factor of 96% on the grade of the ore but has no effect on tonnage.

2)

Some 1.01 Mt of Inferred Resource at a grade of 1.23 g/t lies within the boundaries of the final pit shell, are included in the total tonnes shown, and will be extracted during mining. This material should be stockpiled at the plant and sampled.

3)	The strip ratio is calculated as total ore tonnes divided by waste plus inferred ore tonnes. The total of inferred resource within the final design amounts to 7% of the total indicated reserves.

(2) Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves: The estimates of mineral reserves shown on this page have been prepared in accordance with Canadian National Instrument 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Accordingly, the Company’s disclosure of mineral reserves herein may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Economic Evaluation (Summarized from Study Dated February 26, 2007)

	Contract Mining
	Total ore	Saprolite only
Life of mine operating cost, $/t ore	13.15	12.05
Pre-production capital cost, $	47,031,000	47,031,000
Total Gold Produced, oz	636,530	165,340
Cash Cost (LOM Average) $/oz Au with Ag credit	299.48	254.18
Ore Mined tonnes	14,914,000	3,586,000
Average Grade g/t	1.43	1.49
Stripping Ratio (Mine Life)	1.42	0.82
Gold Price $/oz	550	550
Cashflow pre-tax $	84,935,000	-3,247,000
Cashflow after tax $	61,179,000	-5,842,000
IRR , after tax	26.0	-6.8
NPV 10%, after tax	24,528,000	-11,132,000
Payback period years	3.0	NA

The summary results of this analysis as presented in the table above are for the base case which utilizes contract mining. The base case assumes mining of the saprolite ore plus the economic hard rock ore, with the alternative case of saprolite-only production. The cash cost of gold production includes the credit for silver sales applied as a deduction from the total operating cost, with the result expressed as net operating cost per ounce of gold sold.

The Feasibility Study, completed by MICON, Geostat, and Golder, estimates that the Crucitas project would have an internal rate of return after tax of approximately 26 percent based on gold at US$ 550 per ounce, with estimates exchange rates and costs based on those in place in the last half of 2006, and the mining of both saprolite and hard-rock material.

     The Company is working with consultants in Costa Rica and Canada to prepare the additional information required in order to submit an amended Environmental Impact Study to SETENA to include mining of both the hard-rock material in addition to the approved mining of surficial saprolite material. The mining of hard-rock material involves deepening of the mine with no change to the anticipated processing plant, mine equipment selection or infrastructure requirements. The major differences from mining saprolite to saprolite plus the deeper hard-rock material will be the use of explosives, greater mining depth, and the disposal of waste hard-rock in the tailings dam area. Disposing of waste hard-rock in the tailings dam area means that any potentially acid generating material in the waste rock will be buried and maintained below the surface of the water in the tailings dam which will eliminate any potential for harmful acid generation.

     In addition to the Exploitation Permit on the 1,200 hectares associated with the Crucitas project, the Company holds fifteen times this amount of ground, or 18,000 hectares, in Exploration Concessions adjacent to the Crucitas Concession.

     The Exploration Concessions are currently impacted by a Presidential Decree which places a Moratorium on open-pit gold mining in Costa Rica which was put in place in June of 2002. This does not impact the Exploitation Concession which includes the Crucitas deposit which was exempt from the Moratorium. Although the Moratorium allows underground gold mining the inability to surface mine impacts the potential of these concessions. Although earlier exploration conducted by Placer Dome including diamond drilling, resulted in identification of gold mineralization on the Exploration Concessions south of Crucitas at Conchudita, no additional work has been conducted to improve the historical estimates of grade and volume estimated by Placer at the time.

     The Company believes that to date it has fulfilled all of the requirements of the regulatory body responsible for Mining, Energy and the Environment, (MINAE) in the approval and development process at Crucitas. The Company is confident that MINAE will confirm that the Company has complied with all requirements associated with obtaining and maintaining the Exploitation Concession at Crucitas. This belief is supported by an expert legal opinion which maintains the Company has fulfilled all of its regulatory obligations with respect to the Exploitation

Concession and that MINAE, the regulatory body exercising authority over the project, should thereby ultimately support this position.

     The Company is continuing to prepare material that will be required to receive environmental approvals for the mining of the hard-rock material at Crucitas. The Company has already received Environmental Approval to mine the saprolite or soft-rock material on the surface of the deposit. The Company continues to be involved in several major social development programs in the communities close to the Crucitas project including computer and tailoring training, fish farming, and organic agriculture. A new section of road and a bridge to provide improved access to the mine site and the small local village of Crucitas is being completed.

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

     The MD&A provides an analysis of the Company’s business and compares its fiscal year 2007 financial results with those of the previous 2006 fiscal year. The MD&A should be read in conjunction with the audited consolidated financial statements and related notes filed herewith. The Company prepares and files its financial statements and MD&A in Canadian (CDN) dollars.

     The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Differences between Canadian GAAP and U.S. GAAP, as applicable to the Company, are set forth in Note 15 to the accompanying audited consolidated financial statements of the Company.

Critical Accounting Policies

     The Company’s accounting policies are set out in Note 2 of the accompanying audited consolidated financial statements. All of the Company’s mineral property interests are at the exploration stage. Costs incurred for exploration or development are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned. Capital assets which are dedicated to use for specific properties are capitalized together with costs incurred to the property to which they relate. Carrying values as reported on the balance sheet ($9,521,407 at March 31, 2007 and $7,000,771 at March 31, 2006) may not necessarily reflect actual present or future value. Recovery of carrying costs is ultimately dependent upon future commercial success or proceeds from disposition of the mineral interests.

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

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") on a "going concern" basis, which presumes the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2007 the Company had incurred an accumulated deficit from operations of approximately $51 million and had a working capital deficiency of approximately $6.6 million. Funding for operations is raised primarily through public and private share offerings and debt financing, of which significant amounts have been provided by the Company's controlling shareholder (“see B. Liquidity and Capital Resources -- Subsequent Events -- Financings subsequent to March 31, 2007”).

     There is considerable uncertainty regarding the Company’s ability to operate as a going concern without the continued support of the Company’s major shareholders and future operations are dependent on raising sufficient funding through share offerings, debt financing, joint venture participations or from profitable operations.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

     The Company incurred a net loss of $5,376,793 or $0.06 per share for the fiscal year ended March 31, 2007 (“Fiscal 2007”) compared to a net loss of $7,473,975 or $0.09 per share for the fiscal year ended March 31, 2006 (“Fiscal 2006”). The major components of the net loss in Fiscal 2007 were general and administrative expenses of $993,208 net of interest income of $1,631, project development expenditures of $1,908,686, impairment of mineral property interests totaling $921,152, interest and financing expenditures of $1,360,441 and stock-based compensation of $193,306. In comparison, the net loss in Fiscal 2006 consisted of general and administrative expenses of $1,327,458 net of interest income of $4,504, project development expenditures of $1,937,244, impairment of mineral interests totaling $3,378,614 interest and financing expenditures of $302,054 and stock-based compensation of $528,605.

     Administrative Expenses

     Administrative expenses incurred in Canada for the fiscal year ended March 31, 2007 decreased by $672,422 to $1,188,145 in Fiscal 2007 from $1,860,567 in 2006. Expense categories showing decreases included professional fees which decreased by $82,025 to $242,140 in Fiscal 2007 from $324,165 in Fiscal 2006 and office wages and services which decreased by $111,956 from Fiscal 2006 of $499,061 to $387,105 in Fiscal 2007. Stock option compensation decreased by $335,299 from $528,605 in Fiscal 2006 to $193,306 in Fiscal 2007.

     Project Development Expenses

     Project development expenses in Fiscal 2007 decreased by $28,558 to $1,908,686 from Fiscal 2006 expenses of $1,937,244 primarily reflecting consulting fees for the Crucitas gold project in Costa Rica and decreased legal fees relating to the Company’s international arbitration process with respect to Las Cristinas. The consulting fee increase of $271,733 is mainly attributable to the professional services associated with continued work on the bankable feasibility study that started in Fiscal 2006 including a test program to evaluate cyanide destruction options and treatment of leach effluents and review of the geological resources mine planning and costing and other activities all associated with the Crucitas gold project in Costa Rica. Offsetting the consulting fee increase, $300,291 in arbitration fees was due to the legal and technical support fees reduction associated with the international arbitration process pertaining to Las Cristinas.

     During Fiscal 2007, the Company granted 1,430,000 (2006 - 1,525,000) stock options to directors, consultants and employees. Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.18 (2006 - $0.40) per stock option for a total value of $234,792 (2006 - $610,698) of which $193,306 (2006 - $528,605) was charged to operations and $41,486 (2006 - $82,093) was allocated to mineral interests.

     Mineral property costs deferred, net of impairment charges, during Fiscal 2007 totaled $2,520,635 compared to $467,146 in Fiscal 2006. Capital assets increased from $1,738,312 for Fiscal 2006 to $3,908,666 for Fiscal 2007 mainly attributable to the purchase of the land and expenditures associated with the processing plant at the Costa Rica gold mine project.

     The Company currently is not adversely affected by foreign currency fluctuations. The Company incurs costs and expenses in a variety of international currencies, primarily Canadian dollars, U.S. dollars, Costa Rican colons and Venezuelan bolivares, and Guyanese dollars. The Company’s functional currency is the Canadian dollar. All the Company’s financings to date have been in Canadian dollars and will continue to be in Canadian dollars for the foreseeable future. Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the foreign currencies in which it transacts business. Although this has not had a materially adverse affect on the Company’s results of operations to date, this may have a materially adverse affect on the Company’s results of operations in the future. The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses relating to non monetary assets or liabilities. The Company does not engage in any activities to hedge against currency fluctuations. For the years ended March 31, 2007 and 2006, net gain/loss resulting from foreign currency fluctuations was immaterial. The Company is not aware of any government currency policies or regulations which may affect the Company’s operations.

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

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

     The Company incurred a net loss of $7,473,975 or $0.086 per share for Fiscal 2006 compared to a net loss of $5,342,673 or $0.07 per share for the fiscal year ended March 31, 2005 (“Fiscal 2005”). The major components of the net loss in Fiscal 2006 were general and administrative expenses of $1,327,458 net of interest income of $4,504, project development expenditures of $1,937,244, impairment of mineral property interests totaling $3,378,614, interest and financing expenditures of $302,054 and stock-based compensation of $528,605. In comparison, the net loss in Fiscal 2005 consisted of general and administrative expenses of $1,148,795 net of interest income of $42,159, project development expenditures of $523,906, impairment of mineral interests totaling $2,824,335 and stock-based compensation of $624,736.

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

     During Fiscal 2006, the Company granted 1,525,000 (2005 - 1,630,000) stock options to directors, consultants and employees. Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.40046 (2005 - $0.42212) per stock option for a total value of $610,698 (2005 - $688,053) of which $528,605 (2005 - $624,736) was charged to operations and $82,093 (2005 - $63,317) was allocated to mineral interests.

     Mineral property costs deferred, net of impairment charges, during Fiscal 2006 totaled $467,146 compared to $712,564 in Fiscal 2005. Capital assets increased from $553,362 for Fiscal 2005 to $1,738,312 for Fiscal 2006 mainly attributable to the purchase of the SAG and Ball Mills for the Costa Rica gold mine project.

B.	Liquidity and Capital Resources

     The Company has relied upon external financing, through the issuance of equity securities, through joint ventures and loans from the Company’s controlling shareholder, Exploram Enterprises Ltd. (“Exploram”), a subsidiary of Coril Holdings Ltd. (“Coril”), to fund its activities to date. The Company plans to continue to rely upon such forms of financing for the foreseeable future.

     The working capital of the Company is a direct result of funds raised from the sale of equity shares and from loan proceeds over the outflow into acquisition and exploration costs as well as administrative expenses. The Company’s working capital balance (deficit) at the end of the following periods was as follows: March 31, 2007 –($6,628,328); March 31, 2006 - $709,685; March 31, 2005 – $406,434. The fluctuations stem from timing differences between when money is raised from equity issues and when expenditures are committed on the acquisition or exploration of mineral property interests.

     The Company’s cash at March 31, 2007 was $280,338 compared to cash of $1,675,350 at March 31, 2006 and cash and short term investments of $1,062,716 at March 31, 2005. Aside from cash and term deposits, the Company had no material unused sources of liquid assets. The Company’s cash and cash equivalents were derived primarily from the issue of equity securities for proceeds of $3,506,200 and the issue of demand notes aggregating $5,000,000 in Fiscal 2007; the issue of a convertible debenture for $5,000,000 and the issue of equity securities for proceeds of $1,724,375 in Fiscal 2006 and the issue of equity securities for proceeds of $2,047,600 in Fiscal 2005.

Financings Fiscal 2007

     During Fiscal 2007, 4,805,500 warrants were exercised by Exploram at a price of $0.40 per warrant for net proceeds of $1,922,200 and 300,000 stock options were exercised by a Director at a price of $0.28 for net proceeds of $84,000. Pursuant to the convertible debenture, (see “Financings – Fiscal 2006” below) 5,000,000 warrants were issued to Exploram on March 1, 2007.

     Pursuant to a non-brokered private placement with Exploram on February 22, 2007, 5,000,000 units were issued at a price of $0.30 per unit for net proceeds of $1,500,000. Each unit consisted of one common share and one-half of one warrant entitling the holder to purchase one additional share at a price of $0.40 per share for a period of twelve months and at a price of $0.50 for a period thereafter until twenty four months from the date of closing.

     During Fiscal 2007, the Company issued to Exploram an aggregate of $5,000,000 in demand notes bearing interest at 9.5% compounded annually and payable monthly to Exploram. Following the end of Fiscal 2007, the Company repaid an aggregate of $2,500,000 of these notes (see “Subsequent Events – Financings Subsequent to March 31, 2007”). The Company paid debt financing structuring fees of $ 150,000 (2006 - $150,000) related to $5 million (2006 - $3 million) of short term financing (bearing interest at 9.5%) and related to the convertible debenture. These fees were expensed during Fiscal 2007 and 2006 as interest and financing costs.

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

     On December 22, 2006, the Company extended the expiry date of 1,344,500 share purchase warrants issued on January 11, 2005 entitling the holders to acquire one additional common share of the Company at a price of $0.40 per share from January 11, 2007 to January 11, 2008 with no other terms of those warrants being amended.

     On February 1, 2007, the Company extended the expiry date of 2,500,000 share purchase warrants issued on February 18, 2004 entitling the holders to acquire one additional common share of the Company at a price of $0.66 per share from February 18, 2007 to February 18, 2008 with no other terms of those warrants being amended.

Financings Fiscal 2006

     Coril advanced the following monies to the Company: $250,000 on October 5, 2005, $325,000 on November 4, 2005 and $250,000 on December 9, 2005 pursuant to non interest bearing promissory notes payable on demand (see “Item 7 -- Major Shareholders and Related Party Transactions”). On December 21, 2005, the Company repaid Coril all of the aforementioned notes in full. On February 9, 2006, Coril advanced $500,000 pursuant to a non interest bearing promissory note payable on demand. On March 1, 2006, the Company repaid the note in full.

     On May 20, 2005, Exploram exercised 2,900,000 warrants of the Company at a price of $0.40 per share for proceeds of $1,160,000.

     On December 20, 2005 Exploram advanced $2,000,000 to the Company pursuant to a Secured Debenture payable on demand at any time after February 15, 2006, bearing interest at 9.5% compounded annually and payable monthly. The Company agreed to pay a 3% structuring fee for the financing. On March 2, 2006, the Company repaid these funds to Exploram.

     On March 1, 2006, the Company issued a collateralized convertible debenture with a principal amount of $5 million, in a non-brokered private placement. The purchaser in this private placement was Exploram. The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31. At the option of the holder, the principal amount outstanding under the convertible debenture may be converted into common shares any time after January 31, 2007 until maturity at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to March 1, 2006). The principal amount outstanding may be repaid at the option of the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty, or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty. In addition, for every dollar of principal outstanding on February 1, 2007, the Company was to issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share. On February 1, 2007, the full principal amount of the convertible debenture remained outstanding and accordingly the Company issued to Exploram 5,000,000 warrants having the foregoing terms. See “Financings – Fiscal 2007” above. The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of each of its subsidiaries. The Company agreed to pay Exploram a structuring fee of $90,000 in respect of the placement. This amount has been charged to financing expenses.

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

Financings Fiscal 2005

     During Fiscal 2005, the Company completed non-brokered private placements totaling 6,420,000 units at prices ranging from $0.28 to $0.32 per unit for net proceeds of $2,047,600. In the first private placement, 4,805,500 units were issued at a price of $0.32 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 per share until December 22, 2006. The purchaser in this private placement was Exploram. During Fiscal 2007, Exploram exercised its 4,805,500 warrants at the exercise price of $0.40 per share for proceeds of $1,922,200 (see “Financings—Fiscal 2007” above). In the second private placement, 1,444,500 units were issued at a price of $0.32 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 per share until January 7, 2007. Also during Fiscal 2005, stock options totaling 170,000 were exercised at a price of $0.28 for proceeds of $47,600.

Working Capital

     At March 31, 2007 the Company had working capital (deficiency) of ($6,628,328) (March 31, 2006 –($709,685)). The Company does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, the Company would expect to raise additional funds through private placements of its shares as it has in the past, or through borrowings if share placements are not feasible. The Company might also farm out interests in certain of its properties to other exploration companies that would assume some of the exploration costs.

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

     The projected expenditures for the fiscal year ending March 31, 2008 are forecast to be $15 million and can be summarized as follows:

Item	Total

General and administrative and project development expenses (1)	$3,000,000
Exploration
Brazil (2)	4,000
Costa Rica (3)	11,746,000
Venezuela (4)	100,000
Guyana	50,000
New Property Evaluation/Development	100,000
Total estimated expenditures for April 1, 2007 – March 31, 2008:	$15,000,000

(1)	Not including non-cash items, stock-based compensation and amortization.

(2)	The sole expenditures are an option maintenance fee, corporate registration fees and a consultant.

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

See also “Subsequent Events,” below.

Subsequent Events

Properties

     Subsequent to March 31, 2007, the Company reported the following developments concerning its Las Cristinas property:

     As described under “Item 4. Information on the Company -- D. Property, Plant and Equipment --Venezuela -- Las Cristinas Project -- International Arbitration,” on October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

     The Company submitted its Memorial to ICSID setting out its argument and written evidence on January 13, 2006. Venezuela raised objections regarding the tribunal’s jurisdiction in this matter and the Tribunal scheduled a hearing to address Venezuela’s objections in May 2007. At this hearing the chairman of the tribunal removed himself from the proceedings due to a potential conflict of interests and the hearings were suspended. Following the resignation of the chairman of the Tribunal the arbitrator appointed by Venezuela also resigned as an arbitrator. The process going forward will be for Venezuela to select a replacement arbitrator, which has been done, and then both parties will select a third arbitrator to chair the tribunal. Failing agreement, ICSID will appoint the chairman. Following selection of the complete Tribunal the arbitration on the jurisdictional competency of the Tribunal to arbitrate the merits of the case will resume with no additional filings by the parties, who will utilize the material prepared for the hearing that had originally been scheduled for May 2007.

     Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. The Company remains confident in its position that the Tribunal has jurisdiction to arbitrate this dispute although there can be no assurance that the jurisdictional dispute will be resolved in the Company’s favor. A hearing on the merits of the claim will be scheduled if the Tribunal rules in the Company’s favor on the jurisdictional objection.

     Substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process. Any awards arising from the claim will be shared with other shareholders or royalty holders of Minca and Vannessa de Venezuela according to pre-existing contractual rights.

Financings Subsequent to March 31, 2007

(a)

On May 15, 2007, the Company issued 18,571,371 units (the "Units") at the price of $0.35 per Unit for gross proceeds of $6.5 million, each Unit consisting of one common share and one-half of one share purchase warrant (a "Unit Warrant"). Each whole Unit Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.45 per share until May 15, 2009. Exploram, the controlling shareholder of the Company, purchased 4,285,714 Units under the private placement and Auro Investments Pty Ltd. (“Auro”), a private company associated with Steven G. Dean, purchased 5,714,285 Units under the private placement. In connection with the sale of the Units, the Company paid a cash finder's fee of $296,850 and issued share purchase warrants (the "Finder's Warrants") allowing the finders to purchase an aggregate of 1,413,566 common shares of the Company. Each Finder's Warrant is exercisable to acquire one share of the Company at a price of $0.45 until May 15, 2008.

The Company also raised $3 million under a non-brokered private placement of a $3 million unsecured convertible note (the "Note") issued to Auro. The Note matures May 15, 2009, bears interest at 8%, payable at maturity, and is convertible at any time up to maturity into units of the Company at $0.41 per unit (a "Note Unit"). Each Note Unit consists of one share and one half of one common share purchase warrant (a "Note Warrant") and each Note Warrant is exercisable to acquire one share of the Company at $0.45 per until May 15, 2009. The Issuer has the right to prepay the Note at any time after May 15, 2008, subject to Auro's right to convert before prepayment. Auro has the right to elect to receive interest payments in cash or in shares of the Company at a price equal to the market price on the date the interest is payable. The Note includes negative covenants, events of default and conversion right adjustment provisions that are standard for transactions of this nature. A cash structuring fee of $90,000 was paid by the Company.

On May 15, 2007, in conjunction with this financing, Mr. Steven G. Dean was appointed to the Company’s Board of Directors and as Chairman. Mr. Dean succeeds Manfred Peschke as Chairman of the Company. Mr. Peschke is continuing as a director and Chairman of the Audit Committee.

(b)	On May 15, 2007, 20,000 stock options were exercised by an employee.

(c)

On May 31, 2007, the Company repaid two demand loans payable to Exploram for a total of $2,500,000. The Company and Exploram have agreed that an additional demand loan for $1,500,000, that was payable on demand after August 31, 2006, be extended such that it is now payable on demand after June 15, 2008. This leaves one Exploram loan for $1,000,000 that remains payable on demand as of February 28, 2007.

All of the loans carry interest at a rate of 9.5 percent per annum, payable monthly, and are secured by a general security agreement over the Company’s assets.

(d)	On July 4, 2007, 790,000 stock options expired.

(e)	1,700,000 and 2,000,000 warrants with expiry dates August 26, 2007 and August 28, 2007 with an exercise price of $0.60 per share expired.

(f)

On September 27, 2007, the Company granted incentive options under its Stock Option Plan to directors, officers, employees and consultants entitling them to purchase up to 1,910,000 shares in its capital. Directors and officers received 1,350,000 of the incentive options and employees and consultants received

560,000. The shares are exercisable on or before September 27, 2012 at a price of $0.40 per share. All of the options vest upon grant except for 100,000 of the options granted to each of the President and the Vice President of Operations. These options vest in two tranches upon the achievement of milestones within certain timeframes, the first tranche of 50,000 options to each officer upon commencement of full scale mine construction and the second tranche of 50,000 options to each officer upon the Company obtaining full scale commercial gold production from the Company’s Crucitas gold property located in Costa Rica.

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

E.	Off-Balance Sheet Arrangements

     The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F.	Tabular Disclosure of Contractual Obligations

     The Company’s contractual obligations for future payments are summarized as follows, as of March 31, 2007:

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Calgary office premises lease	$ 160,703	$ 87,602	$ 73,101	$ -	$ -
Guyana office premises lease	3,520	3,520	-	-	-
Costa Rica office premises lease	75,075	46,200	28,875
Total	$ 239,298	$ 137,322	$ 101,976	$ -	$ -

Convertible Debenture

     On March 1, 2006, the Company issued a non-brokered private placement of a collateralized convertible debenture for $5 million to Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31. At the option of the holder, the principal amount outstanding under the convertible debenture may be converted into common shares any time after January 31, 2007 until maturity at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to March 1, 2006). The principal amount outstanding may be repaid at the option of the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty, or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty. In addition, for every dollar of principal outstanding on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share. The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of each of its subsidiaries. The Company agreed to pay

Exploram a structuring fee of $90,000 in respect of the placement. This amount has been charged to financing expenses.

     The Company has deemed the fair market value of the liability portion of the convertible debenture upon issuance to be approximately $3.5 million which amount will be accreted to its face value of $5 million through interest expense charges computed at 25% per annum through to January 31, 2009. The balance of the convertible debenture approximating $1.5 million has been credited to equity and represents the values ascribed to the obligation to issue warrants and the convertible feature of the debenture.

     On January 31, 2007, the full principal amount of the convertible debenture remained outstanding and accordingly the Company issued to Exploram 5,000,000 warrants having the foregoing terms. See “Financings –Fiscal 2007” above.

Convertible Note

     The Company raised $3 million under a non-brokered private placement of a $3 million unsecured convertible note (the “Note”) issued to Auro Investments Pty Ltd. (“Auro”), a private company associated with Mr. Dean, a Director of the Company. The Note matures May 15, 2009, bears interest at 8%, payable at maturity, and is convertible at any time up to maturity into units of the Company at $0.41 per unit (a “Note Unit”). Each Note Unit consists of one share and one half of one common share purchase warrant (a “Note Warrant”) and each Note Warrant is exercisable to acquire one share of the Company at $0.45 per until May 15, 2009. The Issuer has the right to prepay the Note at any time after May 15, 2008, subject to Auro’s right to convert before prepayment. Auro has the right to elect to receive interest payments in cash or in shares of the Company at a price equal to the market price on the date the interest is payable. The Note includes negative covenants, events of default and conversion right adjustment provisions that are standard for transactions of this nature.

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

Name, Position and Jurisdiction of Residence	Principal Occupation or Employment and other Directorships	Date Appointed
STEVEN G. DEAN (1) Chairman and Director Vancouver, British Columbia	President Teck Cominco Limited (1999 to July 2002) Sirocco Advisory Services Ltd	Chairman and Director May 15, 2007
MANFRED PESCHKE (1) Director Whitehorse, Yukon Territory	Self-employed consultant, Resource Intertrade	Director - December 1994 Chairman - January 2004 – May 2007
JOHN R. MORGAN President, CEO and Director Calgary, Alberta	President and CEO of Vannessa Ventures Ltd. Vice President Operations for Carbones del Guasane S.A.	Director - December 2003 President and CEO - January 2004
GEORGE D. CHAPEL (1) Director	Retired; Director of Coril Holdings Ltd., a private asset management company	September 2000

Name, Position and Jurisdiction of Residence	Principal Occupation or Employment and other Directorships	Date Appointed
Calgary, Alberta
JOHN THOMAS Director Vancouver, British Columbia	Independent mining consultant; Vice President, Operations of Vannessa Ventures Ltd. effective January 1, 2006 Vice President, Operations, Bolivar Gold Corp.	September 2002
JOHN AMUNDRUD Director Calgary, Alberta	President & CEO of Coril Holdings Ltd.; Director of Coril and its subsidiary companies	September 2004
CAMERON B. BOYER Controller Calgary, Alberta	Controller of Vannessa Ventures Ltd.	February 2004

(1) Member of the Audit Committee

Steven G. Dean. Chairman and Director

     Mr. Dean was appointed to the Company’s Board of Directors and as Chairman on May 15, 2007, in conjunction with the completion of the Company’s private placement in which it raised gross proceeds of $9.5 million. Mr. Dean succeeded Manfred Peschke as Chairman of the Company. Mr. Peschke is continuing as a director of the Company (see below). In the May 2007 private placement, the Company issued 18,571,371 Units at a price of $0.35 per Unit, of which 5,714,285 Units were purchased by Auro Investments Pty Ltd. (“Auro”), a private company associated with Mr. Dean. Also as part of that private placement, the Company issued to Auro a $3 million unsecured convertible note maturing May 15, 2009. See “Item 5. Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources – Subsequent Events Financings Subsequent to March 31, 2007”.

     Mr. Dean has extensive experience in the gold mining business, including serving as President of Teck Cominco Ltd. to July 2002. He was also the Executive Director and Chief Financial Officer of the Australian gold group Normandy Mining Ltd. from 1987 to 1994. Mr. Dean is based in Vancouver, Canada and is a director and Chairman of a number of public companies, is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum.

Manfred Peschke, Director

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

Mr. Peschke, who served as President, CEO and CFO of the Company since 1994, was appointed to the position of Chairman effective January 13, 2004, a position he held until May 15, 2007.

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

Summary Compensation Table

     The following table sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at March 31, 2007, and the other three most highly compensated executive officers of the Company as at March 31, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Summary Compensation Table

NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Option/SAR’s Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
John R. Morgan(1) President, CEO & Director	2007 2006 2005 2004	150,000 150,000 150,000 150,000	Nil Nil Nil Nil	Nil Nil Nil Nil	300,000 300,000 250,000 175,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
John A. Thomas Vice President, Operations & Director	2007 2006	180,000 180,000	Nil Nil	Nil Nil	150,000 100,000	Nil Nil	Nil Nil	Nil Nil
Cameron B. Boyer(2) Controller	2007 2006 2005 2004	125,652 125,652 125,652 125,652	Nil Nil Nil Nil	Nil Nil Nil Nil	70,000 60,000 50,000 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)	John Morgan was appointed President and Chief Executive Officer of the Company on January 12, 2004. Prior to that date Manfred Peschke held the position of President and CEO.

(2)

Cameron B. Boyer has not been appointed chief financial officer but, for the purposes of satisfying the Company’s disclosure obligations has performed the functions of chief financial officer during the fiscal year ended March 31, 2007.

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

Stock Appreciation Rights

     Stock appreciation rights (“SARs”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SARs were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended March 31, 2007.

Option Grants in Last Fiscal Year

     The following table sets forth stock options granted under the Company’s Stock Option Plan or otherwise during the fiscal year ended March 31, 2007 to each of the Named Executive Officers.

	SECURITIES UNDER OPTIONS GRANTED(1) (#)	% OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FINANCIAL YEAR	EXERCISE OR BASE PRICE(2) ($/SECURITY)	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS ON DATE OF GRANT ($/SECURITY)	EXPIRATION DATE
John R. Morgan	300,000	22.6%	$0.32	$0.32	DECEMBER 12, 2011
John A. Thomas	150,000	11.3%	0.32	0.32	December 12, 2011
Cameron B. Boyer	70,000	5.3%	0.32	0.32	DECEMBER 12, 2011

(1) The options for common shares become exercisable on the date of grant, subject to regulatory and shareholder approval.

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the "TSX-V") at the time of the grant of the option, less the maximum discount permitted under the regulations of the TSX-V.

Options Exercised during the Fiscal Year Ended March 31, 2007 and Fiscal Year End Option Values

     The following table sets forth details of all exercises of stock options during the fiscal year ended March 31, 2007 by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis, held by the Named Executive Officers.

NEO NAME	Securities Acquired on Exercise (#) (a)	Aggregate Value Realized(1) ($) (b)	Unexercised Options/ SAR’s at Financial Year-End (#) Exercisable (c)	Value of Unexercised In-the-Money Options/SAR’s at Financial Year-End (1) ($) Exercisable (d)
JOHN R. MORGAN	Nil	Nil	1,025,000/Nil	$ Nil
JOHN A. THOMAS	Nil	Nil	450,000/Nil	Nil
CAMERON B. BOYER	Nil	Nil	180,000/Nil	Nil

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

Compensation of Directors

     The Company, through its Compensation Committee, is currently reviewing Directors' compensation as the Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date of this Annual Report on Form 20-F. The directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

     The Company has a stock option plan for the granting of incentive stock options to the officers, employees and directors. The Company granted an aggregate of 800,000 stock options to the directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

      The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the fiscal year ended March 31, 2007 to the directors of the Company (excluding the Named Executive Officers):

	Securities Under Options Granted (#)(1)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
GEORGE CHAPEL	100,000	7.52%	$0.32	$0.32	December 12, 2006	December 12, 2011
MANFRED PESCHKE	150,000	11.28%	$0.32	$0.32	December 12, 2006	December 12, 2011
JOHN AMUNDRUD	100,000	7.52%	$0.32	$0.32	December 12, 2006	December 12, 2011

(1) The options generally become exercisable on the date of grant, subject to regulatory approval.

     During the fiscal year ended March 31, 2007, a Director of the Company exercised 300,000 stock options at $0.28 per share for proceeds of $84,000.

     In prior years the Company entered into management agreements with two companies controlled by two directors, Manfred Peschke and Erich Rauguth, for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela totaling $5,000 and US$6,000 per month respectively and in fiscal 2006, the retention of a Director, Mr. John Thomas, to provide professional project management services to the Crucitas gold project at $15,000 per month commencing in September 2005. Mr. Thomas became an employee of the Company commencing January 1, 2006. In the past, the agreements were on a month-to-month basis and were to remain in force from year to year until such time as notice of termination is given by either party. Effective December 31, 2006, consulting agreements with the respective Directors are no longer in place.

     During May 2007, the Company paid a structuring fee of $90,000 to Sirocco Advisory Services Ltd. (“Sirocco”), which is associated with Chairman and Director Steven Dean, and executed a consulting advisory agreement with Sirocco for $120,000 per annum (See Audited Consolidated Financial Statements, March 31, 2007, Note 11 (a), Subsequent Events).

Expenditures pursuant to these contracts were allocated as follows:

		Fiscal Year Ended March 31,
	2007	2006	2005

Fees and services	$ 45,000	$ 60,000	$ 60,000
(Manfred Peschke)
Fees and services	42,044	89,782	89,280
(Erich Rauguth)
Fees and services	180,000	55,125	-
(John Thomas)
Total	$ 267,044	$ 204,907	$ 149,280

C.	Board Practices

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

Audit Committee

     The Company’s Audit Committee is composed of Steven Dean, George Chapel and Manfred Peschke. Mr. Peschke acts as Chairman of the Audit Committee. All members of the Audit Committee are financially literate and two members, Mr. Dean and Mr. Peschke, are considered to be financial experts and have been designated by the board as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual shareholders meeting of the Company, at which time their appointments expire and they are eligible for reappointment.

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

Compensation Committee

     The Company’s Compensation Committee is composed of John Amundrud and Steven Dean. Mr. Amundrud acts as Chairman, and terms of reference for the Committee are currently being developed.

D.	Employees

     At March 31, 2007, the Company had 76 employees comprising 20 office employees and 56 field employees. In comparison, the Company had 66 employees comprising 18 office employees and 48 field employees at March 31, 2006 and 19 office employees and another 67 field employees as at March 31, 2005.

     The Company and its subsidiaries engage directors, officers and independent contractors to supply work on specific corporate business and project exploration programs.

	2007	2006	2005
Canada Management Professional Administrative/support	2 1 1	3 1 1	3 1 1
Guyana Management Administrative/support Field	3 1 24	3 2 20	1 4 56
Venezuela Management Administrative/support	1 2	1 2	2 2
Costa Rica Management Administrative/support Field	1 8 32	1 4 28	1 4 11
Total	76	66	86

.	Share Ownership

     The following table sets forth the share ownership of those persons listed as at August 28, 2007 (or whose compensation is otherwise disclosed) in subsection 6.B above, and includes details of all options to purchase shares of the Company held by such persons:

Name	Number of common shares (1)	Number of Options/ Warrants	Beneficial Ownership Percentage (2)	Purchase Price of Options (if any)	Exercise Price	Expiry Date
Manfred Peschke	1,523,178	300,000 250,000 200,000 150,000 900,000	2.05%	N/A	$0.28 0.45 0.60 0.32	Aug. 25, 2008 Sept. 2, 2009 Aug. 26, 2010 Dec. 12, 2011

John R. Morgan	220,000	175,000 250,000 300,000 300,000 150,000 1,175,000	1.19%	N/A	$0.64 0.45 0.60 0.32 0.35	Mar. 11, 2009 Sept. 2, 2009 Aug. 26, 2010 Dec. 12, 2011 May 15, 2009 (3)

George D. Chapel	10,000	100,000 100,000 100,000 300,000	*	N/A	$0.45 0.60 0.32	Sept. 2, 2009 Aug. 26, 2010 Dec. 12, 2011

John Thomas	77,600	100,000 100,000 100,000 150,000 75,000 525,000	*	N/A	$0.28 0.45 0.60 0.32 0.35	Aug. 25, 2008 Sept. 2, 2009 Aug. 26, 2010 Dec. 12, 2011 May 15, 2009 (3)

John Amundrud	Nil	100,000 100,000 200,000	*	N/A	$0.60 0.32	Aug. 26, 2010 Dec. 12, 2011

Cameron B. Boyer	107,500	50,000 60,000 70,000 75,000 255,000	*	N/A	$0.45 0.60 0.32 0.35	Sept. 2, 2009 Aug. 26, 2010 Dec. 12, 2011 May 15, 2009 (3)

* Less than 1%.

(1)	Includes beneficial, direct and indirect shareholdings.

(2)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options or warrants (if any) held by that person that are currently exercisable or exercisable within 60 days of the ownership calculation date, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 115,955,723 common shares outstanding as of August 28, 2007.

(3)	Represents share purchase warrants held as of August 28, 2007.

Stock Option Plan

     On August 12, 2003, the Company implemented a Stock Option Plan (the “Plan”) which was approved by the TSX Venture Exchange (the “TSX-V”) and the shareholders of the Company. The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. Under the TSX-V policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis. The shareholders most recently approved and ratified the Plan at the Company’s Annual General Meeting held on September 13, 2007.

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

     To the knowledge of management of the Company, as of August 28, 2007, no shareholder beneficially owned five percent (5%) or more of any class of the Company’s voting securities, nor has any shareholder owned 5% or more of any class of the Company’s voting shares during the previous three years, other than as shown below.

Identity of Person or Group	Number of common shares	Number of Warrants	Number of Shares Issuable on Debt Conversion	Beneficial Ownership Percentage (4)

Exploram Enterprises Ltd. (1)	49,368,776	9,642,857	7,874,016 (2)	57.1%

Auro Investments Pty. Ltd. (3)	5,714,285	6,515,679	7,317,073	15.1%

     The following is a summary of the significant changes in the percentage ownership held by Exploram during the past three years. Auro Investments Pty. Ltd. acquired its shares, warrants and convertible note in connection with the Company’s May 2007 private placement. No shareholder has any special rights with respect to its common shares beyond those rights accorded all shareholders of the Company’s common shares.

		Number of		Beneficial
		common	Number of	Ownership
Identity of Person or Group	Date	shares	Warrants	Percentage
				(4)(5)

Exploram Enterprises Ltd. (1)	March 31, 2005	41,663,276	19,080,500	60.41%
	March 31, 2006	44,563,276	4,805,500	49.18%
	March 31, 2007	54,368,776	7,500,000	55.04%.

Notes:

(1) Exploram Enterprises Ltd. is a wholly owned subsidiary of Coril Holdings Ltd., a company controlled by Ron Mannix of Calgary, Alberta.

(2) Reflects 7,874,016 shares that would be issuable upon conversion of the entire amount of the secured convertible debenture in the amount of $5,000,000 (See “B. Related Party Transactions”.

(3) Auro Investments Pty Ltd. is a private company associated with Steven G. Dean . Total includes 10,975,610 shares that would be issuable upon conversion of the entire principal amount of the convertible note in the amount of $3,000,000, which was issued to Auro as part of the Company’s May 2007 private placement. At a conversion price of $0.41, the note is convertible into units of the Company (each, a “Note Unit”). Each Note Unit consists of one common share of the Company and one half of one common share purchase warrant (each, a “Note Warrant”). Each whole Note Warrant is exercisable to purchase one common share of the Company. Total shown reflects conversion of the convertible note and exercise of all of the Note Warrants comprising the Note Units. See “Item 5.

Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources – Subsequent Events -- Financings Subsequent to March 31, 2007”.

(4) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options or warrants (if any) held by that person that are currently exercisable or exercisable within 60 days of the ownership calculation date are deemed outstanding.

Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(5) This table has been prepared based on shares outstanding as of March 31 of each of the respective years, as follows: Shares outstanding at

March 31, 2005-- 81,471,353 common shares
March 31, 2006 - 87,258,853 common shares
March 31, 2007 – 97,364,353 common shares

     As of March 31, 2007, 6,284,593 common shares were held by 54 registered holders in the United States. The Company is not listed for trading on any securities exchange in the United States. From January 1, 1999 to November 12, 2004, the Company’s common shares were quoted on the Over-the-Counter Bulletin Board Electronic Quotation System maintained by the National Association of Securities Dealers, Inc. See “Item 9. The Offer and Listing -- C. Markets.”

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

     In prior years the Company entered into management agreements with two companies controlled by two directors, Manfred Peschke and Erich Rauguth, for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela totaling $5,000 and $US6,000 per month respectively and in fiscal 2006, the retention of a Director, Mr. John Thomas, to provide professional project management services to the Crucitas gold project at $15,000 per month commencing in September 2005. Mr. Thomas became an employee of the Company commencing January 1, 2006. In the past, the agreements were on a month-to-month basis and were to remain in force from year to year until such time as notice of termination is given by either party. Effective December 31, 2006, consulting agreements with the respective Directors are no longer in place.

     In addition, the Company paid $90,000 to Sirocco Advisory Services Ltd. (“Sirocco”), which is associated with Chairman and Director Steven Dean, for structuring services provided in connection with the Company’s May 2007 private placement and executed a consulting advisory agreement with Sirocco for $120,000 per annum

     The Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses from companies controlled by Mr. Peschke, Mr. Rauguth and Mr. Thomas as follows:

	2007	2006	2005
Manfred Peschke	$45,000	$60,000	$60,000
Erich Rauguth	42,044	89,782	89,280
John Thomas	180,000	55,125	-
	$267,044	$204,907	$149,280

     The foregoing services were paid for at market rates, and on terms at least as favorable to the Company as those that could have been obtained in arm’s-length transactions.

     Stock-based compensation related to options awarded to directors of the Company totaled $141,228 (2006 -$460,527; 2005 - $506,543). See “Item 6. Directors, Senior Management and Employees -- B. Compensation” for further information about the above contractual arrangements.

     Effective November, 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which Erich Rauguth, a former director of the Company, has an interest. In consideration for the returned properties, Boralis agreed to pay the Company 80% of all net benefits realized from these properties.

     Transactions with Exploram Enterprises Ltd.

     Fiscal 2007 and Subsequent

.    During Fiscal 2007, 4,805,500 warrants were exercised by the Company’s controlling shareholder, Exploram Enterprises Ltd. (“Exploram”), a subsidiary of Coril Holdings Ltd. (“Coril”), at a price of $0.40 per warrant for net proceeds of $1,922,200 and 300,000 stock options were exercised by a Director at a price of $0.28 for net proceeds of $84,000. Pursuant to the convertible debenture issued to Exploram in 2006 (see discussion below), 5,000,000 warrants were issued to Exploram on March 1, 2007.

     Pursuant to a non-brokered private placement with Exploram on February 22, 2007, 5,000,000 units were issued at a price of $0.30 per unit for net proceeds of $1,500,000. Each unit consisted of one common share and one-half of one warrant entitling the holder to purchase one additional share at a price of $0.40 per share for a period of twelve months and at a price of $0.50 for a period thereafter until twenty four months from the date of closing.

     During Fiscal 2007, the Company issued to Exploram an aggregate of $5,000,000 in demand notes bearing interest at 9.5% compounded annually and payable monthly. The Company paid debt financing structuring fees of $ 150,000 (2006 - $150,000) to Exploram related to $5 million (2006 - $3 million) of short term financing (bearing interest at 9.5%) and related to the convertible debenture. These fees were expensed during Fiscal 2007 and 2006 as interest and financing costs.

     On May 15, 2007, the Company issued 18,571,371 units (the “Units”) at the price of $0.35 per Unit for gross proceeds of $6.5 million, each Unit consisting of one common share and one-half of one share purchase warrant (a “Unit Warrant”). Each whole Unit Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.45 per share until May 15, 2009. Exploram purchased 4,285,714 Units under the private placement and Auro Investments Pty Ltd., a private company associated with Steven G. Dean, purchased 5,714,285 Units under the private placement. See “Transactions with Auro Investments Pty Ltd.” below.

     On May 31, 2007, the Company repaid two of the above demand loans payable to Exploram for a total of $2,500,000. The Company and Exploram have agreed that an additional demand loan for $1,500,000, that was payable on demand after August 31, 2006, be extended such that it is now payable on demand after June 15, 2008. This leaves one Exploram loan for $1,000,000 that remains payable on demand as of February 28, 2007.

     All of the loans carry interest at a rate of 9.5 percent per annum, payable monthly, and are secured by a general security agreement over the Company’s assets.

     Fiscal 2006

     Coril advanced the following monies to the Company: $250,000 on October 5, 2005, $325,000 on November 4, 2005 and $250,000 on December 9, 2005 pursuant to non interest bearing promissory notes payable on demand. On December 21, 2005, the Company repaid Coril all of the aforementioned notes in full. On February 9, 2006, Coril advanced $500,000 pursuant to a non interest bearing promissory note payable on demand. On March 1, 2006, the Company repaid the note in full.

     On May 20, 2005, Exploram exercised 2,900,000 warrants of the Company at a price of $0.40 per warrant for proceeds of $1,160,000.

     On December 20, 2005, Exploram advanced $2,000,000 to the Company pursuant to a Secured Debenture. Interest was payable on the loan at a rate of 9.5% per annum, payable monthly. A 3% structuring fee was paid by the Company to Exploram. The loan was payable on demand after February 15, 2006 and was secured by a general security agreement over the Company’s assets. On March 2, 2006, the Company repaid the loan.

     On March 1, 2006, the Company completed a non-brokered private placement of a secured convertible debenture in the amount of $5,000,000 and a Special Right with Exploram. The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31. The principal amount outstanding under the convertible debenture may be: (i) converted into common shares at any time after January 31, 2007 at a price of $0.635 per share; and (ii) repaid by the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty. In addition, the Company issued a Special Right under which, for every dollar of principal outstanding under the convertible debenture on February 1, 2007, the Company was to issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share. On January 31, 2007, the full principal amount of the convertible debenture remained outstanding and accordingly the Company issued to Exploram 5,000,000 warrants having the foregoing terms. See “Financings –Fiscal 2007” above.

     The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of its subsidiaries. The Company has paid Exploram a structuring fee of $90,000 in respect of the placement.

     The structuring fees paid to Exploram in connection with the loan and the secured convertible debenture as set forth above were expensed during Fiscal 2006 as interest and financing costs.

     On February 1, 2007, the full principal amount of the convertible debenture remained outstanding and accordingly the Company issued to Exploram 5,000,000 warrants having the foregoing terms. See “Financings –Fiscal 2007” above.

     Transactions with Auro Investments Pty. Ltd.

     Subsequent to Fiscal 2007

     On May 15, 2007, the Company issued 18,571,371 units (the “Units”) at the price of $0.35 per Unit for gross proceeds of $6.5 million, each Unit consisting of one common share and one-half of one share purchase warrant (a “Unit Warrant”). Each whole Unit Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.45 per share until May 15, 2009. Exploram purchased 4,285,714 Units under the private placement and Auro Investments Pty Ltd. (“Auro”), a private company associated with Steven G. Dean, purchased 5,714,285 Units under the private placement. In connection with the sale of the Units, the Company paid a cash finder’s fee of $296,850 and issued share purchase warrants (the “Finder’s Warrants”) allowing the finders to purchase an aggregate of 1,413,566 common shares of the Company. Each Finder’s Warrant is exercisable to acquire one share of the Company at a price of $0.45 until May 15, 2008.

     The Company also raised $3 million under a non-brokered private placement of a $3 million unsecured convertible note (the “Note”) issued to Auro. The Note matures May 15, 2009, bears interest at 8%, payable at maturity, and is convertible at any time up to maturity into units of the Company at $0.41 per unit (a “Note Unit”). Each Note Unit consists of one share and one half of one common share purchase warrant (a “Note Warrant”) and each Note Warrant is exercisable to acquire one share of the Company at $0.45 per until May 15, 2009. The Issuer has the right to prepay the Note at any time after May 15, 2008, subject to Auro’s right to convert before prepayment. Auro has the right to elect to receive interest payments in cash or in shares of the Company at a price equal to the market price on the date the interest is payable. The Note includes negative covenants, events of default and conversion right adjustment provisions that are standard for transactions of this nature. A cash structuring fee of $90,000 was paid by the Company.

     On May 15, 2007, in conjunction with this financing, Mr. Steven G. Dean was appointed to the Company’s Board of Directors and as Chairman. Mr. Dean succeeds Manfred Peschke as Chairman of the Company. Mr. Peschke is continuing as a director and Chairman of the Audit Committee.

     Please see also “Item 5. Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources -- Subsequent Events”.

     No officer or director of the Company, or any associate of such person, was indebted to the Company at any time during the fiscal years ended March 31, 2007, 2006 or 2005.

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

     Related party transactions have been recorded at their exchange amounts.

C.	Interests of Experts and Counsel

     This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8	FINANCIAL INFORMATION

A.	Audited Financial Statements and Other Financial Information

     This Annual Report contains the audited consolidated financial statements of the Company for the years ended March 31, 2007, 2006 and 2005, including an Independent Auditors’ Report dated July 26, 2007. The following financial statements are included: Consolidated Balance Sheets as at March 31, 2007 and 2006; Consolidated Statements of Operations and Deficit for the Fiscal Years Ended March 31, 2007, 2006 and 2005; and Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2007, 2006 and 2005. Also included are Notes to the Consolidated Financial Statements for the Fiscal Years Ended March 31, 2007, 2006 and 2005. The Company’s audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 15 to the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

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

Properties

     Subsequent to March 31, 2007, the Company reported the following developments concerning its Las Cristinas property:

     As described under “Item 4. Information on the Company -- D. Property, Plant and Equipment --Venezuela -- Las Cristinas Project -- International Arbitration,” on October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

     The Company submitted its Memorial to ICSID setting out its argument and written evidence on January 13, 2006. Venezuela raised objections regarding the tribunal’s jurisdiction in this matter and the Tribunal scheduled a hearing to address Venezuela’s objections in May 2007. At this hearing the chairman of the tribunal removed himself from the proceedings due to a potential conflict of interests and the hearings were suspended. Following the resignation of the chairman of the Tribunal the arbitrator appointed by Venezuela also resigned as an arbitrator. The process going forward will be for Venezuela to select a replacement arbitrator, which has been done, and then both parties will select a third arbitrator to chair the tribunal. Failing agreement, ICSID will appoint the chairman. Following selection of the complete Tribunal the arbitration on the jurisdictional competency of the Tribunal to arbitrate the merits of the case will resume with no additional filings by the parties, who will utilize the material prepared for the hearing that had originally been scheduled for May 2007.

     Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. The Company remains confident in its position that the Tribunal has jurisdiction to arbitrate this dispute although there can be no assurance that the jurisdictional dispute will be resolved in the Company’s favor. A hearing on the merits of the claim will be scheduled if the Tribunal rules in the Company’s favor on the jurisdictional objection.

     Substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process. Any awards arising from the claim will be shared with other shareholders or royalty holders of Minca and Vannessa de Venezuela according to pre-existing contractual rights.

Financings

     On May 15, 2007, the Company issued 18,571,371 units (the "Units") at the price of $0.35 per Unit for gross proceeds of $6.5 million, each Unit consisting of one common share and one-half of one share purchase warrant (a "Unit Warrant"). Each whole Unit Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.45 per share until May 15, 2009. Exploram, the controlling shareholder of the Company, purchased 4,285,714 Units under the private placement and Auro Investments Pty Ltd. (“Auro”), a private company associated with Steven G. Dean, purchased 5,714,285 Units under the private placement. In connection with the sale of the Units, the Company paid a cash finder's fee of $296,850 and issued share purchase warrants (the "Finder's Warrants") allowing the finders to purchase an aggregate of 1,413,566 common shares of the Company. Each Finder's Warrant is exercisable to acquire one share of the Company at a price of $0.45 until May 15, 2008.

      The Company also raised $3 million under a non-brokered private placement of a $3 million unsecured convertible note (the "Note") issued to Auro. The Note matures May 15, 2009, bears interest at 8%, payable at maturity, and is convertible at any time up to maturity into units of the Company at $0.41 per unit (a "Note Unit"). Each Note Unit consists of one share and one half of one common share purchase warrant (a "Note Warrant") and each Note Warrant is exercisable to acquire one share of the Company at $0.45 per until May 15, 2009. The Issuer has the right to prepay the Note at any time after May 15, 2008, subject to Auro's right to convert before prepayment. Auro has the right to elect to receive interest payments in cash or in shares of the Company at a price equal to the market price on the date the interest is payable. The Note includes negative covenants, events of default and conversion right adjustment provisions that are standard for transactions of this nature. A cash structuring fee of $90,000 was paid by the Company.

      On May 15, 2007, in conjunction with this financing, Mr. Steven G. Dean was appointed to the Company’s Board of Directors and as Chairman. Mr. Dean succeeds Manfred Peschke as Chairman of the Company. Mr. Peschke is continuing as a director and Chairman of the Audit Committee.

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

     Since November 2004, the Company’s common shares have not been quoted on the OTC-BB. Initially, this was because the Company had not filed its Annual Report on Form 20-F for its fiscal year ended March 31, 2004 (the “2004 Form 20-F”). Pursuant to comments received from the Commission on the Company’s Annual Report on Form 20-F for its 2003 fiscal year, concerning, among other matters, auditor independence issues, the Company, which replaced its former auditors during its 2004 fiscal year, retained its current auditors in October 2004 to undertake re-audits of the Company’s financial statements for its fiscal years 2002 through 2003 inclusive. These re-audits were completed and the 2004 Form 20-F was filed with the U.S. Securities and Exchange Commission on December 6, 2005. The Company’s Annual Report on Form 20-F for its fiscal year ended March 31, 2005 was filed with the Commission on April 12, 2006 and its subsequent Annual Reports on Form 20-F have been timely filed with the Commission.

     The following table sets forth the annual high and low market prices for the five fiscal years ended March 31, 2007:

YEARS ENDED MARCH 31	TSX-V High CDN $	TSX-V Low CDN $	US Market (1) High USD $	US Market (1) Low USD $
2007	$0.56	$0.255	$0.50	$0.19
2006	$0.72	$0.33	$0.58	$0.26
2005	$0.66	$0.32	$0.41	$0.20
2004	$0.85	$0.26	$0.71	$0.18
2003	$3.10	$0.30	$2.03	$0.13

     The following table sets forth the high and low market prices for the common shares for each full quarterly period within the within the two most recent fiscal years:

PERIOD	TSX-Vz High CDN $	TSX-V Low CDN $	US Market (1) High USD $	US Market (1) Low USD $
2007 Fourth Quarter Third Quarter Second Quarter First Quarter	$0.475 $0.415 $0.51 $0.56	$0.28 $0.255 $0.41 $0.40	$0.44 $0.422 $0.50 $0.458	$0.235 $0.19 $0.34 $0.336
2006 Fourth Quarter Third Quarter Second Quarter First Quarter	$0.61 $0.57 $0.72 $0.52	$0.39 $0.33 $0.45 $0.38	$0.49 $0.50 $0.58 $0.47	$0.31 $0.26 $0.30 $0.28

     The following table sets forth the high and low market prices for the common shares for the most recent six months:

MONTH	TSX-V High CDN $	TSX-V Low CDN $	US Market (1) High USD $	US Market (1) Low USD $
August 2007 July 2007 June 2007 May 2007 April 2007 March 2007	$0.52 $0.54 $0.59 $0.59 $0.48 $0.50	$0.39 $0.45 $0.51 $0.46 $0.415 $0.43	$0.455 $0.53 $0.70 $0.525 $0.46 $0.44	$0.289 $0.43 $0.47 $0.405 $0.32 $0.335

     (1) Up until November 14, 2004, the Company’s shares were quoted on the OTC-BB under the ticker VNVNF.BB and subsequent thereto, under the ticker VNVNF.PK on the Pink Sheets. (Please see “ -- A. Offer and Listing Details” for further discussion.)

     The closing price of the Company’s shares on August 28, 2007 was $0.475 on the TSX-V and US $0.375 in the United States market.

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

     The IC Act governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of “control” in certain Canadian businesses in the following circumstances:

     1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement (“NAFTA”) and/or the World Trade Organization (“WTO”) (“NAFTA or WTO National”), any direct acquisition having an asset value exceeding $281,000,000 (for 2007) is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

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

Following is a summary of each material contract, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years:

(a)

Stock Option Plan approved by the Board of Directors on August 12, 2003 and by the shareholders (annual shareholder approval required; most recently approved by shareholders as of September 13, 2007). See “Item 6. Directors, Senior Management and Employees -- E. Share Ownership -- Stock Option Plan.”

(b)

Lease Agreement between the Company and 915035 Alberta Ltd. effective March 1, 2007 for office premises for a term of twenty-two months expiring December 31, 2008. The monthly rent under the lease is $8,658 including $1,010 per month for parking space.

(d)

Demand promissory note made by the Company in favor of Exploram, dated December 20, 2005, for $2,000,000 at an annual interest rate of 9.5%, payable monthly (repaid in March 2006). (See “Item 5. Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources”).

(e)

Secured convertible debenture between the Company and Exploram dated March 1, 2006, maturing January 1, 2009 for $5,000,000 at an annual interest rate of 9.5%, payable semi annually (July 31 and January 31) with first interest payment on July 31, 2006. The Debenture is convertible into common shares of the Company at any time after January 31, 2007, at a price of $0.635 per share. In addition, for every dollar of principal outstanding on February 1, 2007, the Company was to issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to January 31, 2008 at $0.635 per share. Such warrants were issued to Exploram as of January 31, 2007. (See “Item 5. Operating and Financial Review and Prospects B. Liquidity and Capital Resources”).

(f)

Demand promissory note made by the Company in favor of Exploram, dated April 13, 2006, for $1,500,000 at an annual interest rate of 9.5%, payable monthly. The Note is payable on demand after the earlier of (i) the occurrence of an event of default under the above secured convertible Debenture dated March 1, 2006 and (ii) June 30, 2006. The Loan is secured by a general security agreement over the Company’s assets. The Company agreed to pay a 3% structuring fee for the financing. On May 31, 2007, the Company repaid the note to Exploram.

(g)

Demand promissory note made by the Company in favor of Exploram, dated June 19, 2006, for $1,500,000 at an annual interest rate of 9.5%, payable monthly. The Note is payable on demand after the earlier of (i) the occurrence of an event of default under the above secured convertible Debenture dated March 1, 2006 and (ii) August 31, 2006. The Loan is secured by a general security agreement over the Company’s assets. The Company agreed to pay a 3% structuring fee for the financing. The Company and Exploram have agreed that the note payable due date be extended from August 31, 2006 such that it is now payable on demand after June 15, 2008.

(h)

Demand promissory note made by the Company in favor of Exploram, dated October 30, 2006, for $1,000,000 at an annual interest rate of 9.5%, payable monthly. The Note is payable on demand after the earlier of (i) the occurrence of an event of default under the above secured convertible Debenture dated March 1, 2006 and (ii) December 31, 2006. The Loan is secured by a general security agreement over the Company’s assets. The Company agreed to pay a 3% structuring fee for the financing. On May 31, 2007, the Company repaid the note to Exploram.

(i)

Demand promissory note made by the Company in favor of Exploram, dated December 27, 2006, for $1,000,000 at an annual interest rate of 9.5%, payable monthly. The Note is payable on demand after the earlier of (i) the occurrence of an event of default under the above secured convertible Debenture dated

March 1, 2006 and (ii) February 28, 2007. The Loan is secured by a general security agreement over the Company’s assets. The Company agreed to pay a 3% structuring fee for the financing.

(j)

On February 15, 2007, in a non brokered private placement, the Company issued 5,000,000 Units, each consisting of one common share and one-half of one share purchase warrant, at a price of $0.30 per Unit to Exploram, the sole subscriber in the placement, for an aggregate purchase price of Cdn. $1,500,000. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Subsequent Events”.

(k)

On May 15, 2007, as previously reported by the Issuer, the Company issued 18,571,371 Units, each consisting of one common share and one-half of one share purchase warrant, at a price of $0.35 per Unit. Of this total, Exploram purchased 4,285,714 Units and Auro purchased 5,714,285 Units. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Subsequent Events”.

(l)

On May 15, 2007, as part of the above private placement, the Company issued a $3 million unsecured convertible note (the “Note”) to Auro. The Note matures May 15, 2009, bears interest at 8%, payable at maturity, and is convertible at any time up to maturity into units of the Company at $0.41 per unit (a “Note Unit”). Each Note Unit consists of one share and one half of one common share purchase warrant (a “Note Warrant”) and each Note Warrant is exercisable to acquire one share of the Company at $0.45 per share until May 15, 2009. The Issuer has the right to prepay the Note at any time after May 15, 2008, subject to Auro’s right to convert before prepayment. Auro has the right to elect to receive interest payments in cash or in shares of the Company at a price equal to the market price on the date the interest is payable. The Note includes negative covenants, events of default and conversion right adjustment provisions that are standard for transactions of this nature. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Subsequent Events”

(m)

On May 15, 2007, the Company retained Sirocco Advisory Services Limited, a company Steven G. Dean is associated with to provide management consulting services to the Company for an annual fee of $120,000.

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

Foreign Tax Credit

     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations, which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

     Disclosure Controls and Procedures As of March 31, 2007, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     Changes in Internal Control over Financial Reporting. During the fiscal year ended March 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

     The Company has an Audit Committee established by the Board of Directors. The members of the Audit Committee are Manfred Peschke, George Chapel and Steven Dean. The Board has designated Mr. Peschke and Mr. Dean as the “Audit Committee Financial Experts” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. As at August 28, 2007, Mr. Peschke and Mr. Chapel are “independent” as that term is defined under the rules of the American Stock Exchange.

ITEM 16B	CODE OF ETHICS

     The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code is posted on the Company’s website, www.vannessaventures.com.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The aggregate amounts billed to the Company by the Company’s principal accountants, Ernst & Young, LLP, Chartered Accountants (“E&Y”) with respect to services performed for each of the fiscal years ended March 31, 2007 (“Fiscal 2007”) and 2006 (“Fiscal 2006”), respectively, for audit fees, audit-related fees, tax fees and all other fees are set forth below, in thousands of dollars:

	Fiscal 2007	Fiscal 2006

Audit Fees (1)	$78	$105
Audit-Related Fees (2)	-	3
Tax Fees (3)	11	-
All Other Fees (4)	66	-
Totals	$155	$108

NOTES:

(1) “Audit Fees” represent fees for the audit of the Company’s annual financial statements.

(2) “Audit-Related Fees” represent fees for assurance and related services with respect to regulatory filings.

(3) “Tax Fees” represent fees for the preparation of the Company’s Canadian income tax returns.

(4) “All Other Fees” represent fees for the review and related services with respect to the Company’s Fiscal 2006 20-F Annual Report filing.

     The Company incurred additional audit and audit-related fees in Fiscal 2007 and Fiscal 2006 by other independent accountants who assisted the Company’s principal accountants.

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

     The Company made no purchases of its equity securities during the fiscal year ended March 31, 2007.

PART III

ITEM 17	FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

VANNESSA VENTURES LTD.
( an exploration stage company)

     Consolidated Financial Statements
Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Vannessa Ventures Ltd.
(an exploration stage enterprise)

We have audited the consolidated balances sheet of Vannessa Ventures Ltd. (an exploration stage enterprise) as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2007 in conformity with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
July 25, 2007, except for Notes 11 and 15, which are as of September 6, 2007.

Comments by Auditors for U.S. Readers
on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to these consolidated financial statements. Our report to the Directors dated August 12, 2007, except for Notes 11 and 15, which are as of September 22, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent auditor when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada
July 25, 2007, except for Notes 11 and 15, which are as of September 6, 2007.

VANNESSA VENTURES LTD.
( an exploration stage company)
Consolidated Balance Sheets
March 31, 2007 and 2006
(In Canadian Dollars)

	2007	2006

A S S E T S (Note 9)

Current
Cash	$280,338	$1,675,350
Amounts receivable	158,324	149,405
Prepaid expenses	90,526	78,039
	529,188	1,902,796
Capital Assets (Note 4)	3,908,666	1,738,312
Mineral Interests (Note 5)	9,521,407	7,000,771
	$13,959,261	$10,641,877

L I A B I L I T I E S

Current Liabilities
Accounts payable and accrued liabilities	$2,157,516	$2,612,481
Demand notes payable (Note 7)	5,000,000	-
	7,157,516	2,612,481
Convertible debenture payable (Note 9)	3,947,551	3,539,401
	11,105,067	6,151,882
S H A R E H O L D E R S’ E Q U I T Y

Share Capital (Note 6)	48,976,420	45,470,220
Contributed Surplus (Note 8)	2,927,604	2,692,812
Other Paid in Capital (Note 9)	1,490,475	1,490,475
Deficit	(50,540,305)	(45,163,512)
	2,854,194	4,489,995
	$13,959,261	$10,641,877
Nature of Operations (Note 1)
Commitments (Note 14)
Subsequent Events (Note 11)

-See Accompanying Notes-

VANNESSA VENTURES LTD.
( an exploration stage company)
Consolidated Statements of Operations and Deficit March 31, 2007, 2006 and 2005
(In Canadian Dollars)

	2007	2006	2005
General and Administrative Expenses
Amortization	$14,988	$20,534	$40,648
Automotive	-	-	112
Bank charges and interest	9,076	9,379	13,221
Consulting	45,000	64,481	83,584
Insurance	22,738	21,500	10,750
Investor relations	49,299	68,994	90,299
Office and miscellaneous	102,147	54,152	72,992
Office wages and services	387,105	499,061	470,542
Professional fees	242,140	324,165	196,333
Provision for doubtful account	(28,053)	89,511	-
Rent	76,544	67,450	80,417
Stock-based compensation (Note 8)	193,306	528,605	624,736
Telephone	25,058	17,877	25,448
Transfer agent and listing fees	41,974	59,519	26,298
Travel and accommodation	6,823	35,339	80,310

	(1,188,145)	(1,860,567)	(1,815,690)

Project Development Expenses
Consulting	986,020	714,287	305,996
Arbitration	922,666	1,222,957	217,910
Impairment of mineral interests (Note 5)	921,152	3,378,614	2,824,335
	(2,829,838)	(5,315,858)	(3,348,241)

Other Items
Loss on disposal of mineral interests (Note 3)	-	-	(220,901)
Interest expense and financing costs	(1,360,441)	(302,054)	-
Interest income	1,631	4,504	42,159
	(1,358,810)	(297,550)	(178,742)
Net loss	(5,376,793)	(7,473,975)	(5,342,673)
Deficit, beginning of year	(45,163,512)	(37,689,537)	(32,346,864)

Deficit, end of year	$(50,540,305)	$(45,163,512)	$(37,689,537)

Net loss per share – basic and diluted	$(0.06)	$(0.09)	$(0.07)
Weighted average number of common	(0.0857)	(0.0857)
shares outstanding – basic and diluted	91,716,042	86,129,983	76,875,180

-See Accompanying Notes-

VANNESSA VENTURES LTD.
Consolidated Statements of Cash Flows
( an exploration stage company) March 31, 2007, 2006 and 2005
(In Canadian Dollars)

	2007	2006	2005

Operating activities
Net loss	$(5,376,793)	$(7,473,975)	$(5,342,673)
Items not involving cash:
Amortization	14,988	20,534	40,648
Provision for doubtful account	-	89,511	-
Convertible debenture accretion (Note 9)	408,150	29,876	-
Stock based compensation (Note 8)	193,306	528,605	624,736
Loss on disposal of mineral interests	-	-	220,901
Impairment of mineral interests (Note 5)	921,152	3,378,614	2,824,335

	(3,839,197)	(3,426,835)	(1,632,053)

Changes in non-cash working capital items
Amounts receivable	(8,919)	(59,137)	(108,913)
Prepaid expenses	(12,487)	(25,284)	(8,847)
Accounts payable	(454,965)	1,723,665	(102,119)

Cash used in operating activities	(4,315,568)	(1,787,591)	(1,851,932)

Investing activities
Sale of short term investments	-	-	4,344,575
Purchase of capital assets	(2,201,297)	(1,200,466)	(88,748)
Proceed on disposal of mineral interests	-	-	107,820
(Note 3)
Mineral interests expenditures (net of	(3,384,347)	(3,123,684)	(3,729,078)
recoveries)

Cash provided by (used in) investing activities	(5,585,644)	(4,324,150)	634,569

Financing activities (Note 9)
Shares issued for cash (Note 6)	3,506,200	1,724,375	2,047,600
Issue of demand notes (Note 7)	5,000,000	-	-
Convertible debenture (Note 9)	-	5,000,000	-

Cash provided by financing activities	8,506,200	6,724,375	2,047,600

Increase (decrease) in cash	(1,395,012)	612,634	830,237
Cash, beginning of year	1,675,350	1,062,716	232,479

Cash, end of year	$280,338	$1,675,350	$1,062,716

-See Accompanying Notes-

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

1.	NATURE OF OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, “Enterprises in the Development Stage”, and is engaged in the acquisition, exploration and development of mineral interests. For United States generally accepted accounting principle purposes, the Company is defined as an exploration stage enterprise (See Note 15 (a) (vii)).

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") on a "going concern" basis, which presumes the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2007 the Company has incurred an accumulated deficit from operations of approximately $51 million and has a working capital deficiency of approximately $6.6 million. Funding for operations is raised primarily through public and private share offerings and debt financing, of which significant amounts have been provided by the Company's controlling shareholder (See Note 11 for financings subsequent to March 31, 2007).

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
For the Years Ended March 31, 2007, 2006 and 2005
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

Capital assets not in use and held for sale are included in capital assets in the balance sheet and valued at the lower of amortized cost and estimated net recoverable value.

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
For the Years Ended March 31, 2007, 2006 and 2005
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

All mineral interests which are being maintained, with the exceptions of the Crucitas project in Costa Rica and the Maple Creek, Potaro, Paint Mountain and Marudi concessions in Guyana, are currently under extended legal, political, environmental or permitting restrictions. The Crucitas project in Costa Rica is the subject of a legal challenge seeking that the Exploitation Concession be revoked and while the Company has a legal opinion from local counsel indicating that the Company has fulfilled all legal requirements and the Exploitation Concession will not be revoked, the final outcome is not yet certain. Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

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
For the Years Ended March 31, 2007, 2006 and 2005
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
For the Years Ended March 31, 2007, 2006 and 2005
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

Basic loss per share figures has been calculated using the weighted average number of shares outstanding during the reporting periods. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants, stock options and the conversion feature of the convertible debenture have been excluded as they are anti-dilutive.

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

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Risk Management (continued)

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

(k)	Financial instruments

Financial instruments include cash, accounts receivable, accounts payable, demand notes payable and the convertible debenture. Management believes that the carrying values of these instruments approximate their fair values.

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

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

4.	CAPITAL ASSETS

		2007		2006
	Cost	Accumulated	Net	Net
Assets in use:		Amortization
Computer equipment	$92,055	71,608	$20,447	$25,471
Computer software	52,253	52,253	-	-
Office furniture and equipment	284,529	199,069	85,460	90,758
Exploration and processing equipment	4,176,012	651,225	3,524,787	1,322,587
Vehicles	296,161	200,531	95,630	117,154
	4,901,010	1,174,686	3,726,324	1,555,970
Assets not in use:
Exploration and processing equipment	182,342	-	182,342	182,342
	$5,083,352	1,174,686	$3,908,666	$1,738,312

Amortization of exploration and processing equipment not in use has not been recorded as these assets are being held for sale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, the net recoverable value of capital assets not in use exceeds their carrying value.

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5.	MINERAL INTERESTS

A summary of the carrying values of the Company’s mineral interests by areas of interest:

	2007	Current	2006	2005
		Charges
BRAZIL
Parima
Acquisition costs	$1		$1	$1
Exploration costs	67,495	3,402	64,093	60,603
Impairment charges	(67,495)	(3,402)	(64,093)	(60,603)
Total – Brazil	1	-	1	1
COSTA RICA
Crucitas Gold Project
Acquisition costs	2,669,504	-	2,669,504	2,669,504
Exploration and permitting costs	8,911,589	2,520,635	6,390,954	4,453,540
Impairment charges	(4,081,850)	-	(4,081,850)	(2,621,737)
Total – Costa Rica	7,499,243	2,520,635	4,978,608	4,501,307

GUYANA
Maple Creek Concessions
Exploration costs (net of recoveries)	5,590,987	511,573	5,079,414	4,480,899
Impairment charges	(4,502,735)	(212,015)	(4,290,720)	(3,435,451)
Dedicated capital assets	1,227,993	(299,558)	1,527,551	1,915,797
Diamond inventory from bulk sampling	65,481	-	65,481	65,481
	2,381,726	-	2,381,726	3,026,726
Less: contributed by joint venturer	(2,354,304)	-	(2,354,304)	(2,999,304)
	27,422	-	27,422	27,422
Potaro Concessions
Acquisition costs	54,378	-	54,378	54,378
Exploration costs (net of recoveries)	3,665,774	169,815	3,495,959	3,291,144
Diamond inventories from bulk sampling	41,170	-	41,170	41,170
Impairment charges	(3,661,322)	(169,815)	(3,491,507)	(3,286,692)
	100,000	-	100,000	100,000
Marudi Mountain Gold Project
Acquisition costs	144,000	-	144,000	144,000
Exploration costs	2,161,704	203,817	1,957,887	1,659,979
Impairment charges	(501,725)	(203,817)	(297,908)	-
	1,803,979	-	1,803,979	1,803,979

South Guyana – Paint Mountain
Acquisition costs	218,557	-	218,557	218,557
Exploration costs	461,350	-	461,350	448,246
Impairment charges	(589,146)	-	(589,146)	(576,042)
	90,761	-	90,761	90,761
Total – Guyana	2,022,162	-	2,022,162	2,022,162
VENEZUELA
Las Cristinas
Acquisition costs	122,635	-	122,635	122,635
Carrying costs	5,365,099	332,103	5,032,996	4,499,235
Impairment charges	(5,487,733)	(332,103)	(5,155,630)	(4,611,715)
Total - Venezuela	1	-	1	10,155
TOTAL – MINERAL INTERESTS	$9,521,407	$2,520,635	$7,000,771	$6,533,625

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
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
For the Years Ended March 31, 2007, 2006 and 2005
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

Previously, the Company notified the Canadian Government and Costa Rican Government it will maintain its option to pursue an International Arbitration Process under the Foreign Investment Protection Agreement (FIPA) signed between the two countries. The Company filed a Request for Arbitration in June of 2005 alleging that protracted delays in the approval process and other actions by the Government of Costa Rica resulted in an act of expropriation of the Crucitas project. The Company has not moved forward with the Arbitration due to encouraging progress including the receipt of the approval for the Environmental Impact Study in late 2005.

(c)	Guyana

(i)	Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

		2007		2006
	Cost	Amortization	Net	Net
Exploration equipment	$1,854,395	$1,118,493	$735,902	$915,633
Processing plant	1,043,544	590,749	452,795	565,993
Vehicles	121,546	82,250	39,296	45,925
	$3,019,485	$1,791,492	$1,227,993	$1,527,551

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000) to develop and mine two of the Company’s properties located in the

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
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

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5.	MINERAL INTERESTS (Continued)

(c)	Guyana (Continued)

(ii)	Potaro Concessions (Continued)

Consideration for the acquisition of these permits and concessions was as follows:

Cash payment $29,000 US	$42,828
Finder’s fee of 15,000 common shares	11,550
$54,378

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

Consideration for the acquisition was as follows:

350,000 common shares	$140,000
A finder’s fee of 10,000 shares	4,000
$144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production.

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
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

(v)

Effective March 6, 2007, the Company executed Agreements with Shoreham Resources Ltd. of Toronto ("Shoreham") for the acceleration of the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, the Company grants Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2 million in exploration and qualified project management expenditures during a period of three years or less. Shoreham may earn a further 25% by completing an additional US$2 million in exploration and development work prior to the fourth anniversary of the Agreement. The Company has the option to retain a 25% interest in the property going forward.

Under Shoreham's direction and supervision, exploration will focus on expanding

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5.	MINERAL INTERESTS (Continued)

(c)	Guyana (Continued)

(v)	Shoreham Resources Ltd. (Continued)

known gold occurrences at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities in this large under-explored gold producing area. The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi and Paint Mountain gold projects and looks forward to working with Shoreham to continue development in this gold producing region.

The Potaro Purchase Agreement with Shoreham for the sale of 100% of the Company's Potaro assets was also executed which involves the payment to the Company of an aggregate sum of US$ 1.2 million over four years.

(d)	Venezuela

(i)	La Fe / Yuruan / Kilometre 88

Disposal

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within Bolivar State. During the year ended March 31, 2005, management disposed of these concessions for proceeds of $107,820 (Note 3).

(ii)	Acquisition

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
For the Years Ended March 31, 2007, 2006 and 2005
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
For the Years Ended March 31, 2007, 2006 and 2005
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

On July 9, 2004 the Company filed a Request for International Arbitration alleging that Venezuela was in breach of the Bilateral Investment Treaty in place between Venezuela and Canada. On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property
(See Subsequent Event Note 11 (d)).

Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

Carrying costs

Carrying costs by period incurred relating to Minca’s mineral interests comprise the following:

	2007	2006	2005
Administrative salaries	$41,194	$66,208	$72,160
Community relations	22,294	35,831	39,053
General administration	79,112	127,150	138,586
Legal costs	147,982	237,839	259,226
Rent, utilities and taxes	30,162	48,477	52,837
Travel	11,359	18,256	19,898
	$332,103	$533,761	$581,760

Due to the Company’s ongoing disputes outlined above, the Company continues to record impairment charges equal to the direct carrying costs incurred for its Las

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

5.	MINERAL INTERESTS (Continued)

(d)	Venezuela (Continued)

(ii)	Las Cristinas (Continued)

Cristinas interest. Additional legal and technical support arbitration and consulting costs incurred by the Company are not included in these carrying costs.

6.	SHARE CAPITAL

The Company’s authorized and issued share capital is as follow:

	2007		2006		2005
	Number	$	Number	$	Number	$
	of Shares		of Shares		of Shares
Authorized
250,000,000 common shares
Issued
Balance, beginning of year	87,258,853	$45,470,220	81,471,353	$43,100,845	75,051,353	$41,053,245
Private placement (a)	-	-	-	-	4,805,500	1,537,760
Warrants exercised (a)	-	-	4,000,000	1,600,000	-	-
Options exercised (b)	300,000	84,000	-	-	170,000	47,600
Warrants exercised (c) and (d)	-	-	287,500	124,375	-	-
Private placement (d)	-	-	-	-	1,444,500	462,240
Purchase subsidiary minority
interest (e)	-	-	1,500,000	645,000	-	-
Warrants exercised (f)	4,805,500	1,922,200	-	-	-	-
Private placement (g)	5,000,00	1,500,000	-	-	-	-

Balance, end of year	97,364,353	$48,976,420	87,258,853	$45,470,220	81,471,353	$43,100,845

(a)

In fiscal 2005, pursuant to a non-brokered private placement, 4,805,500 (2004 – 4,300,000) units were issued at a price of $0.32 (2004 - $0.35) per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.40) per share until December 22, 2006 (2004 – June 4, 2005). 4,000,000 of the 2004 warrants were exercised during the year ended March 31, 2006 and 300,000 expired.

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

6.	SHARE CAPITAL (Continued)

(b)	In fiscal 2007, stock options totaling 300,000 (2006 – nil; 2005 – 170,000) were exercised at a price of $0.28 (2006 – nil; 2005 - $0.28) per share.

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

(d)

In fiscal 2005, pursuant to a non-brokered private placement, 1,444,500 (2004 – 2,500,000) units were issued at a price of $0.32 (2004 - $0.60) per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.66) per share until January 7, 2007 (2004 – February 18, 2006) (See (i) below). Finder’s fees of $nil (2004 - $177,500) was paid pursuant to this financing. During the year ended March 31, 2006, pursuant to the exercise of warrants, 100,000 shares were issued at a price of $0.40 per warrant.

(e)

On July 14, 2005. the Company acquired the 40% minority interest in Vanarde Mining Inc., the owner of the Company’s Potaro diamond project, for 1,500,000 common shares at a price of $0.43 per common share.

(f)	On July 6, 2006, warrants totaling 4,805,500 were exercised at a price of $0.40 per warrant.

(g)

Pursuant to a non-brokered private placement on February 22, 2007, 5,000,000 units were issued at a price of $0.30 per unit. Each unit consisted of one common share and one- half of one warrant entitling the holder to purchase one additional share at a price of $0.40 per share for a period of twelve months and at a price of $0.50 for a period thereafter until twenty four months from the date of closing.

(h)	Pursuant to the Convertible Debenture (Note 9), 5,000,000 warrants were issued on March 1, 2007.

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

6.	SHARE CAPITAL (Continued)

The continuity of the Company’s share purchase warrants is as follows:

					Weighted
					Average
	Warrants		Exercise Price		Remaining
	Outstanding			Expiry Date	Life

Balance – March 31, 2004	23,705,000				1.21
Issued	4,805,500	(a)	0.40	Dec. 22/06
Issued	1,444,500	(d)	0.40	Jan. 7/07
Expired	(300,000)		2.00	May 22/04
Balance – March 31, 2005	29,655,000				0.78
Expired	(2,000,000)		0.55	Dec /16/05
Exercised	(4,000,000)	(a)	0.40	June 4/06
Expired	(300,000)	(a)	0.40	June 4/06

Exercised	(100,000)	(b)	0.40	Sept 12/06
Exercised	(187,500)	(c)	0.45	Oct 15/05
Expired	(9,937,500)	(c)	0.45	Oct 15/05
Balance – March 31,2006	13,130,000		0.62		0.69
Exercised	(4,805,500)	(a)	0.40	Dec 22/06
Expired	(780,000)		0.66	Feb 18/07
Issued	5,000,000	(h)	0.635	Mar 1/09
Issued	2,500,000	(g)	0.40\0.50	Feb 22\09

Balance, March 31, 2007	15,044,500				0.66

During fiscal 2007, regulatory approval was obtained for the extension of the expiry dates relating to the following share purchase warrants:

(i)	2,500,000 warrants with an expiry date of February 18, 2007 have been extended to February 18, 2008; the exercise price is $0.66 per share.

(ii)	1,700,000 and 2,000,000 warrants with expiry dates August 26, 2006 and August 28, 2007 have been extended to August 26, 2007 and August 28, 2007; the exercise price is $0.60 per share respectively.

(iii)	1,344,500 warrants with an expiry date of January 7, 2007 have been extended to
January 7,2008; the exercise price is $0.40 per share.
(iv)	780,000 warrants at a price of $0.66 per warrant expired on February 18, 2007.

See Note 9 for additional warrants that could be issued in connection with the Convertible Debenture.

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

6.	SHARE CAPITAL (Continued)

As at March 31, 2007 and 2006, there were no escrow shares outstanding or voluntary pooling arrangements.

At March 31, 2007, the Company had share purchase warrants outstanding as follows:

Outstanding	Exercise Price	Expiry
Warrants	per Warrant	Date

1,700,000	1.06	August 26, 2007
2,000,000	0.89	August 28, 2007
2,500,000	0.66	February 18, 2008
1,344,500	0.40	January 7, 2008
5,000,000	0.635	March 1, 2009
2,500,000	0.40\0.50	February 22, 2008\February 22, 2009

15,044,500

The Company entered into transactions relating to stock options as follows:

	Options	Weighted Average	Weighted Average Remaining Life
		Exercise Price

Balance – March 31, 2004	3,500,000	$0.64	3.57
Granted (Note 8)	1,630,000	$0.28
Exercised	(170,000)	$0.28
Expired	(210,000)	$(0.85)
Balance – March 31, 2005	4,750,000	$0.64	3.29
Granted (Note 8)	1,525,000	$0.60
Expired	(490,000)	$(0.76)
Balance – March 31, 2006	5,785,000	$0.58	2.88
Granted (Note 8)	1,430,000	$0.32
Expired	(1,620,000)	$0.66
Exercised	(300,000)	$0.28
Balance – March 31, 2007	5,295,000	$0.50	2.91

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

6.	SHARE CAPITAL (Continued)

At March 31, 2007, the Company had share purchase options outstanding to directors and employees as follows:

Outstanding	Exercise Price	Expiry Date
790,000	$ 0.95 per share	July 4, 2007
100,000	$ 0.475 per share	March 12, 2008
800,000	$ 0.28 per share	August 25, 2008
175,000	$ 0.64 per share	March 11, 2009
1,080,000	$ 0.45 per share	September 2, 2009
1,020,000	$ 0.60 per share	August 26, 2010
1,330,000	$ 0.32 per share	December 12, 2011
5,295,000

7.	RELATED PARTY TRANSACTIONS

The Company incurred expenditures for consulting services from two companies controlled by two Directors and, the retention of a Director to provide professional project management services to the Crucitas gold project commencing in September 2005 which became direct employment commencing January 1, 2006.

The expenditures were allocated as follows:

	2007	2006	2005
Charged to head office administration	$246,022	$160,016	$60,000
Charged mineral interests	21,022	44,891	89,280
	$267,044	$204,907	$149,280

In the past, the agreements were on a month-to-month basis and were to remain in force from year to year until such time as notice of termination is given by either party. Effective December 31, 2006, consulting agreements with the respective Directors are no longer in place.

On May 15, 2007, the Company executed a consulting advisory agreement with a company affiliated with a Director for $120,000 per annum (see Note 11(a), Subsequent Events).

Stock-based compensation related to options awarded to directors of the Company totaled $141,228 (2006 - $460,527; 2005 - $506,543).

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS (Continued)

Effective November, 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which a Director has an interest. Consideration for this transaction is an agreement for Boralis to pay the Company 80% of all net benefits realized from these properties (Note 3).

During fiscal 2007, the Company paid debt financing structuring fees of $ 150,000 (2006 -$150,000) to the controlling shareholder related to $5 million (2006 - $3 million) of short term financing (bearing interest at 9.5%) and related to the convertible debenture (Note 9). These fees were expensed during fiscal 2007 and 2006 as interest and financing costs.

Related party transactions have been recorded at their exchange amounts.

8.	CONTRIBUTED SURPLUS

During the year, the Company granted 1,430,000 (2006 – 1,525,000; 2005 - 1,630,000) stock options to directors, employees and consultants. Options vest immediately on the grant date. Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.18 (2006 - $0.40; 2005 - $0.42) per option for a total value of $234,792 (2006 - $610,698; 2005 - $688,053) of which $193,306 (2006 -$528,605; 2005 - $624,736) was charged to operations and $41,486 (2006 - $82,093; 2005 – 63,317) was allocated to mineral interests.

Assumptions used in this model were as follows:

	2007	2006	2005
Risk free interest rate	4.36%	4.24%	2.63%
Dividend yield	-	-	-
Volatility factor	86%	80%	121%
Expected option life	5 years	5 years	5 years

The continuity of contributed surplus is as follows:
Balance, beginning of year	$2,692,812	$2,082,114	$1,394,061
Value of stock-based compensation granted	234,792	610,698	688,053
Balance, end of year	$2,927,604	$2,692,812	$2,082,114

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

9.	CONVERTIBLE DEBENTURE

On March 1, 2006, the Company issued a non-brokered private placement of a collateralized convertible debenture for $5 million to Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31. At the option of the holder, the principal amount outstanding under the convertible debenture may be converted into common shares any time after January 31, 2007 until maturity at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to March 1, 2006). The principal amount outstanding may be repaid at the option of the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty, or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty. In addition, for every dollar of principal outstanding on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share. The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of each of its subsidiaries. The Company agreed to pay Exploram a structuring fee of $90,000 in respect of the placement. This amount has been charged to financing expenses.

The Company has deemed the fair market value of the liability portion of the convertible debenture upon issuance to be approximately $3.5 million which amount will be accreted to its face value of $5 million through interest expense charges computed at 25% per annum through to January 31, 2009. The balance of the convertible debenture approximating $1.5 million has been credited to equity and represents the values ascribed to the obligation to issue warrants and the convertible feature of the debenture.

10.	NON-CASH ITEMS EXCLUDED FROM CASH FLOWS

The following non-cash amounts have been excluded from mineral interests and share capital on the statements of cash flows:

	2007	2006	2005
Mineral interests
Stock-based compensation	$41,486	$82,093	$63,317
Amortization of capital assets used in exploration	301,538	424,535	515,104
Shares issued for the acquisition of mineral interests	-	645,000	-

Share capital
Shares issued for the acquisition of mineral interests	$-	$645,000	$-

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

11.	SUBSEQUENT EVENTS

(a)

On May 15, 2007, the Company issued 18,571,371 units (the "Units") at the price of $0.35 per Unit for gross proceeds of $6.5 million, each Unit consisting of one common share and one-half of one share purchase warrant (a "Unit Warrant"). Each whole Unit Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.45 per share until to May 15, 2009. Exploram Enterprises Ltd., the controlling shareholder of the Company, purchased 4,285,714 Units under the private placement and Auro Investments Pty Ltd. (“Auro”), a private company associated with Steven G. Dean, purchased 5,714,285 Units under the private placement. In connection with the sale of the Units, the Company paid a cash finder's fee of $296,850 and issued share purchase warrants (the "Finder's Warrants") allowing the finders to purchase an aggregate of 1,413,566 common shares of the Company. Each Finder's Warrant is exercisable to acquire one share of the Company at a price of $0.45 until May 15, 2008.

The Company also raised $3 million under a non-brokered private placement of a $3 million unsecured convertible note (the "Note") issued to Auro. The Note matures May 15, 2009, bears interest at 8%, payable at maturity, and is convertible at any time up to maturity into units of the Company at $0.41 per unit (a "Note Unit"). Each Note Unit consists of one share and one half of one common share purchase warrant (a "Note Warrant") and each Note Warrant is exercisable to acquire one share of the Company at $0.45 per until May 15, 2009. The Issuer has the right to prepay the Note at any time after May 15, 2008, subject to Auro's right to convert before prepayment. Auro has the right to elect to receive interest payments in cash or in shares of the Company at a price equal to the market price on the date the interest is payable. The Note includes negative covenants, events of default and conversion right adjustment provisions that are standard for transactions of this nature. A cash structuring fee of $90,000 was paid by the Company.

The shares and Unit Warrants that make up the Units, the Note, the shares and Note Warrants issuable under the Note, the Finder's Warrants and the shares issuable under the Warrants, the Note Warrants and the Finder's Warrants are all subject to a hold period expiring on September 16, 2007.

On May 15, 2007, in conjunction with this financing, Mr. Steven G. Dean was appointed to the Company’s Board of Directors and as Chairman. Mr. Dean has extensive experience in the gold mining business, including serving as President of Teck Cominco Ltd. to July 2002. He was also the Executive Director and Chief Financial Officer of the Australian gold group Normandy Mining Ltd. from 1987 to 1994.

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

11.	SUBSEQUENT EVENTS (Continued)

(a)

Mr. Dean is based in Vancouver and is a director and Chairman of a number of public companies, is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum.

Mr. Dean succeeds Manfred Peschke as Chairman of the Company. Mr. Peschke is continuing as a director and Chairman of the Audit Committee.

(b)	On May 15, 2007, 20,000 stock options were exercised by an employee.

(c)

On May 31, 2007, the Company repaid two demand loans payable to Exploram Enterprises Ltd. (“Exploram”) for a total of $2,500,000. The Company and Exploram have agreed that an additional demand loan for $1,500,000, that was payable on demand after August 31, 2006, be extended such that it is now payable on demand after June 15, 2008. This leaves one Exploram loan for $1,000,000 that remains payable on demand as of February 28, 2007.

All of the loans carry interest at a rate of 9.5 percent per annum, payable monthly, and are secured by a general security agreement over the Company’s assets.

(d)

The Company submitted its Memorial to ICSID setting out its argument and written evidence on January 13, 2006. Venezuela recently raised objections regarding the tribunal’s jurisdiction in this matter and the Tribunal has scheduled a hearing to address Venezuela’s objections in May 2007. Counsel has advised the Com- pany that jurisdictional objections are not uncommon in arbitration cases of this kind. The Company remains confident in its position theTribunal has jurisdiction to arbitrate this dispute.

The jurisdictional hearing in its international arbitration against Venezuela regarding the Las Cristinas project which commenced on May 7, 2007 was delayed for procedural reasons on the first morning. Both the President of the three-arbitrator panel and Venezuela's appointee to the panel resigned from the panel at the opening of the hearing in London, England, for reasons unrelated to the merits of the dispute. A date will be set to continue the hearing following the appointment of replacement arbitrators. The Company has received notice that Venezuela has appointed an arbitrator and the parties are now in the process of jointly selecting the third arbitrator to chair the arbitral tribunal.

(e)	On July 4, 2007, 790,000 stock options expired.

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

12.	SEGMENTED INFORMATION

	2007	2006
Identifiable assets by geographical location are as follows:

Canada	$348,023	$1,703,944
Brazil	8,944	8,944
Costa Rica	11,207,197	6,576,329
Guyana	2,200,382	2,208,443
Venezuela	194,715	144,217
	$13,959,261	$10,641,877

13.	POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company’s Canadian tax-effected future income tax assets in accordance with corporate income tax filings are made up as follows:

	2007	2006
Future income tax assets:
Non-capital losses carried forward	$15,188,475	$11,309,694
Property plant and equipment	1,504,470	1,504,470
Mineral property interests	2,323,247	2,323,247
	19,016,192	15,137,411
Estimated Tax Rate	37%	37%
Subtotal	7,035,991	5,600,842
Capital losses carried forward (est. tax rate of 25%)	3,133,783	3,133,783
Future income tax assets before valuation allowance	10,169,774	8,734,625
Valuation allowance	(10,169,774)	(8,734,625)
Net Future income tax assets	$-	$-

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

At March 31, 2007, the Company has non-capital losses remaining to be carried forward of approximately $15,190,000 (2006 - $11,310,000; 2005 - $8,190,000) which may be available to offset future income for income tax purposes. These losses expire over the next seven years. The Company’s foreign exploration and development expenses approximating $2,323,000 (2006 - $2,323,000; 2005 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit. In addition, the Company has capital losses of approximately $12,535,000 (2006 - $12,535,000; 2005 - $12,535,000) which can be carried forward indefinitely and may be available to offset future capital gains. Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

VANNESSA VENTURES LTD.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

14.	COMMITMENTS

(a)	Effective March 1, 2007, the Company renewed its Calgary, Alberta head office lease agreement for office premises for a period of twenty-two months at a cost of $87,602 per annum.

(b)

The Company entered into a lease agreement expiring May 31, 2006 for its premises in Guyana requiring lease payments of $19,200 U.S. per year. The lease was renewed, effective June 1, 2006, for another one year term at a cost of $19,200 U.S. per year.

(c)	Effective November 18, 2005, the Company entered into a lease agreement expiring November 17, 2008 for its office premises in Costa Rica requiring lease payments of $U.S. 42,000 per year.

VANNESSA VENTURES Ltd.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

15.	RECONCILIATION TO U.S. GAAP

(a)

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which differ in certain material respects from US GAAP. Material differences between Canadian GAAP and US GAAP and their effects on the Company’s financial statements are summarized in the tables below.

	2007	2006	2005
	$	$	$
Mineral interests (i) (ii)
Under Canadian GAAP	9,521,407	7,000,771	6,533,625
Deferred exploration expenditures	(26,223,998)	(22,482,653)	(18,893,646)
Deferred exploration impairment	18,642,473	17,720,424	14,351,964
Contributions from joint venture participant	2,999,304	2,999,304	2,999,304
Purchase of minority interest	(645,000)	(645,000)	-
Accumulated amortization of dedicated capital assets	(343,831)	(452,156)	(585,621)
Under US GAAP	3,950,355	4,140,690	4,405,626

Convertible Debenture and Other Paid in Capital (iii)
Under Canadian GAAP	3,947,551	3,539,401	-
Additional paid in capital	890,475	890,475	-
Interest accretion under Canadian GAAP	(408,150)	(29,876)	-
Interest accretion under US GAAP	189,580	13,877	-
Under US GAAP	4,619,456	4,413,877	-

Minority interest (ii)
Under Canadian GAAP	-	-	-
Contributions from joint venture participant	-	-	2,999,304
Joint venture participant’s share of deferred exploration
expenditures	-	-	(1,792,360)
Joint venture participants share of accumulated
amortization of dedicated capital assets (i)	-	-	(680,788)
Under US GAAP	-	-	526,156

Deficit
Under Canadian GAAP	(50,540,305)	(45,163,512)	(37,689,537)
Deferred exploration expenditures	(26,223,998)	(22,482,653)	(18,893,646)
Deferred exploration impairment	18,642,473	17,720,424	14,351,964
Joint venture participant’s share of deferred exploration
costs	1,673,516	1,673,516	1,792,360
Joint venture participants share of accumulated
amortization of dedicated capital assets	680,788	680,788	680,788
Convertible debenture accretion	218,570	15,999	-
Accumulated amortization of dedicated capital assets	(343,831)	(452,156)	(585,621)
Compensation expense on escrow shares (v)	(416,957)	(416,957)	(416,957)
Under US GAAP	(56,309,744)	(48,424,551)	(40,760,649)

VANNESSA VENTURES Ltd.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

15.	RECONCILIATION TO U.S. GAAP (Continued)

	2007	2006	2005
	$	$	$
Contributed surplus
Under Canadian GAAP	2,927,604	2,692,812	2,082,113
Compensation expense on escrow shares (v)	416,957	416,957	416,957
Under US GAAP	3,344,561	3,109,769	2,499,070

Additional paid in capital (iii)
Under Canadian GAAP	1,490,475	1,490,475	-
Convertible debenture	(890,475)	(890,475)	-
Additional paid in capital under US GAAP	600,000	600,000	-

Shareholders’ equity
Share capital	48,976,420	45,470,220	43,100,845
Contributed surplus	3,344,561	3,109,769	2,499,070
Additional paid in capital	600,000	600,000	-
Deficit under US GAAP	(56,309,744)	(48,424,511)	(40,760,649)
Shareholders’ equity under US GAAP	3,388,763	755,438	4,839,266

Net loss for the year
Under Canadian GAAP	(5,376,793)	(7,473,975)	(5,342,673)
Deferred exploration expenditures (i)	(3,741,345)	(3,589,007)	(1,433,485)
Deferred exploration impairment (i)	922,049	3,368,460	612,823
Minority interest (ii)	-	(118,844)	595,129
Amortization of dedicated capital assets (i)	108,325	133,466	161,512
Convertible debenture accretion	202,571	15,999	-
Compensation expense on escrow shares (v)	-	-	-
Under US GAAP	(7,885,193)	(7,663,901)	(5,406,694)

Basic and diluted loss per share under US GAAP	(0.09)	(0.09)	(0.07)

Weighted average number of common shares
outstanding under US GAAP	91,716,042	86,129,983	76,875,180

Comprehensive loss
Net loss for the year under US GAAP	(7,885,193)	(7,663,901)	(5,406,694)

VANNESSA VENTURES Ltd.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

15.	RECONCILIATION TO U.S. GAAP (Continued)

	2007	2006	2005
	$	$	$
Consolidated statements of cash flows
Operating activities
Cash used under Canadian GAAP	(4,315,568)	(1,787,591)	(1,851,932)
Mineral interest expenditures and impairments	(3,384,347)	(3,123,684)	(3,459,146)
Cash used in operating activities under US GAAP	(7,699,915)	(4,911,275)	(5,311,076)

Investing activities
Cash provided (used) under Canadian GAAP	(5,585,644)	(4,324,150)	634,569
Mineral interest expenditures and impairments	3,384,347	3,123,684	3,459,146
Cash provided by (used in) investing activities
under US GAAP	(2,201,297)	(1,200,466)	4,093,715

(i)	Mineral interests and exploration costs

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

VANNESSA VENTURES Ltd.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

15.	RECONCILIATION TO U.S. GAAP (Continued)

(ii)	Minority interest

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

VANNESSA VENTURES Ltd.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

15.	RECONCILIATION TO U.S. GAAP (Continued)

(iv)	Stock-based Compensation (Continued)

Compensation – Transition and Disclosure” (“SFAS 148”), compensation cost recognized in the years ended March 31, 2007, 2006, 2005 and 2004 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. Results of prior years have not been restated.

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

(vii)	Exploration Stage Enterprise

The Securities and Exchange Commission’s

(viii)	Impairment of long-lived assets

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

VANNESSA VENTURES Ltd.
( an exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(In Canadian Dollars)

15.	RECONCILIATION TO U.S. GAAP (Continued)

(viii)	Impairment of long-lived assets (Continued)

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

Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in Canadian GAAP and US GAAP did not have any effect on the financial position or the results of operations of the Company for the years ended March 31, 2007, 2006, and 2005.

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

Description of Document

4.6

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

--Incorporated by Reference to Form 20-F 2001 Annual Report –

4.7	Lease Agreement renewal between the Company and 915035 Alberta Ltd. effective March 1, 2004 for the Calgary, Alberta office lease for a period of twenty-two months ending on December 31, 2008.

--Incorporated by Reference to Form 20-F 2004 Annual Report –

4.8	Demand Promissory Note made by the Company in favor of Exploram Enterprises Ltd. dated December 20, 2005, for $2,000,000 at an annual interest rate of 9.5%, payable monthly.

-- Incorporated by Reference to Form 20-F 2005 Annual Report –

4.9

Secured Convertible Debenture between the Company and Exploram Enterprises Ltd. dated March 1, 2006, maturing January 31, 2009 for $5,000,000 at an annual interest rate of 9.5%, payable semi-annually (July 31 and January 31) with first interest payment on July 31, 2006.

-- Incorporated by Reference to Form 20-F 2005 Annual Report –

4.10	Demand Promissory Note made by the Company in favor of Exploram, dated April 13, 2006, for $1,500,000 at an annual interest rate of 9.5%, payable monthly.

- - Incorporated by Reference to Form 20-F 2006 Annual Report –

4.11	Demand Promissory Note made by the Company in favor of Exploram, dated June 19, 2006, for $1,500,000 at an annual interest rate of 9.5%, payable monthly.

--Incorporated by Reference to Form 20-F 2006 Annual Report –

4.12	Demand Promissory Note made by the Company in favor of Exploram, dated October 30, 2006, for $1,000,000 at an annual interest rate of 9.5%, payable monthly.

4.13	Demand Promissory Note made by the Company in favor of Exploram, dated December 27, 2006, for $1,000,000 at an annual interest rate of 9.5%, payable monthly.

4.14

Convertible Note made by the Company in favor of Auro Investments Pty. Ltd. dated May 15, 2007, maturing May 15, 2009 for $3,000,000 at an annual interest rate of 8.0%, payable on maturity, May 15, 2009.

4.15	Management Services Contract with Sirocco Advisory Services Ltd. dated May 15, 2007 to provide management consulting services.

4.16

Ian R. Ward, P. Eng., and Mani Verma, P.Eng. Consent to File the “Las Crucitas Gold Project, NI 43-101 Technical Report Summary of the Bankable Feasibilty Study and Addendum Report” dated February 2007.

Description of Document

4.17

Philip R. Bedell, P. Eng., and Kenneth J. De Vos , P. Geo. Consent to File “Las Crucitas Gold Project, NI 43-101 Technical Report Summary of the Bankable Feasibilty Study and Addendum Report” dated February 2007.

4.18	Pierre Jean Lafleur, P. Eng., Consent to File “Las Crucitas Gold Project, NI 43-101 Technical Report Summary of the Bankable Feasibilty Study and Addendum Report” dated February 2007.

8	Subsidiaries of the Company

-- Incorporated by Reference to Form 20-F 2004 Annual Report –

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1	Statement of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Statement of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Date: October 11, 2007